As filed with the United States Securities and Exchange Commission on
May 13,
2024.
Registration
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
S-4
REGISTRATION STATEM
E
NT
UNDER
THE SECURITIES ACT OF 1933

TRTL HOLDING CORP.
(Exact name of registrant as specified in its charter)

Delaware	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
195 US HWY 50, Suite 309
ZEPHYR COVE,
NV
89448
(239)
288-2275
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Vincent T. Cubbage
195 US HWY 50, Suite 309
ZEPHYR COVE,
NV
89448
(239)
288-2275
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300	Andrew M. Tucker, Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW Suite 900 Washington, D.C., 20001 (202) 689-2987

Approximate date of commencement of proposed sale to the public:
As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule
14d-1(d)
(Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. Pubco may not issue the securities offered by this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This preliminary proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS - SUBJECT TO COMPLETION, DATED MAY 13, 2024

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF TORTOISEECOFIN ACQUISITION CORP. III AND

PROSPECTUS FOR SHARES OF COMMON STOCK, CONTINGENT STOCK RIGHTS, WARRANTS, AND SHARES UNDERLYING WARRANTS OF TRTL HOLDING CORP.

To the Shareholders of TortoiseEcofin Acquisition Corp. III:

You are cordially invited to attend the extraordinary general meeting (the “Special Meeting”) of TortoiseEcofin Acquisition Corp. III (“TRTL”), which will be held at [ ] a.m./p.m., Eastern Time, on [    ], 2024, at TRTL’s office at 195 US HWY 50, Suite 208, ZEPHYR COVE, NV 89448 and virtually via live webcast. You or your proxyholder will be able to attend and vote at the live webcast of the Special Meeting by visiting https://www.cstproxy.com/[     ] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the live webcast of the Special Meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

On February 14, 2024, TRTL entered into an Amended and Restated Business Combination Agreement, (as may be amended, restated or supplemented from time to time, the “Business Combination Agreement”) with One Energy Enterprises Inc., a Delaware corporation (“One Energy”), TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”), TRTL III First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“TRTL Merger Sub”), OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with TRTL Merger Sub, the “Merger Subs”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Business Combination”). The Business Combination Agreement amends, restates and supersedes the Business Combination Agreement, dated August 14, 2023 (the “Original BCA”), entered into by TRTL, One Energy, and TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of TRTL to (i) add Pubco as a party, (ii) clarify that the amount of the aggregate consideration deliverable to One Energy Securityholders at the Closing will be the sum of the Equity Value (as defined herein) plus the aggregate exercise prices of all In-the-Money Company Options (as defined herein) to purchase One Energy Common Shares outstanding as of immediately prior to the effective time of the Company Merger, assuming no cashless exercises prior to such date, and (iii) reflect other changes related principally to the parties’ mutual agreement to revise the transaction structure in view of certain mechanical aspects of the contingent stock rights to be issued in connection with the Closing, none of which resulted from or reflect significant negotiations or material adjustments to the business or financial terms of the proposed Business Combination relative to the terms and provisions contained in the Original Business Combination Agreement. A copy of the Business Combination Agreement is appended to the accompanying proxy statement/prospectus as Annex A and Annex A-1.

On May 13, 2024, TRTL, One Energy, Pubco and the Merger Subs entered into the First Amendment to the Business Combination Agreement (“Amendment No. 1”), which amends the Business Combination Agreement to reflect: (i) a reduction in the number of Sponsor Earnout Shares that will be subject to contingent forfeiture after Closing from 1,750,000 to 500,000 shares, (ii) the receipt of additional loans contributed to TRTL by the Sponsor and (iii) the removal, as a condition to the Closing, of the requirement that TRTL have at least $5,000,001 of net tangible assets at the Closing.

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (i) at least one day prior to the date the Mergers are consummated (the “Closing,” to occur on the “Closing Date”), TRTL will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”), (ii) following the Domestication, TRTL Merger Sub will merge with and into TRTL, with TRTL continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “TRTL Merger”), in connection with which all of the existing securities of TRTL will be exchanged for rights to receive securities of Pubco as follows: (a) each share of TRTL common stock, par value $0.0001 (“TRTL Common Share”) outstanding immediately prior to the effective time of the TRTL Merger shall automatically convert into the right to receive one newly-issued share of Pubco common stock, par value $0.0001 (“Pubco Common Share”) and one Pubco contingent stock right (“CSR”), entitling the holder to a contingent future right, subject to satisfaction of certain trading price-based conditions, to receive a portion of certain Pubco Common Shares otherwise deliverable at the Closing to the founder and Chief Executive of One Energy, as further described below (except with regard to holders of TRTL Class B Shares that have waived their rights to receive CSRs prior to the Closing) and (b) each warrant to purchase shares of TRTL outstanding prior to the TRTL Merger (“TRTL Warrants”) shall automatically convert into the right to receive one Pubco warrant to purchase Pubco Common Shares (“Pubco Warrant”) on substantially the same terms and conditions as the TRTL Warrants, prior to the Closing; (iii) prior to the Company Merger, One Energy shall cause the holders of all of the issued and outstanding One Energy convertible instruments (other than options to purchase One Energy Shares to be assumed by Pubco in connection with the Business Combination) (“Company Convertible Securities”) to either exchange or convert all of their issued and outstanding Company Convertible Securities for One Energy Common Shares, including any accrued or declared but unpaid dividends thereon, at the applicable conversion ratio set forth in One Energy’s governing documents or the terms of applicable instruments (the “Company Exchanges”); (iv) promptly following the Company Exchanges, Company Merger Sub will merge with and into One Energy, with One Energy continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “Company Merger”, and together with the TRTL Merger, the “Mergers”), pursuant to which, other than dissenting shares, if any, (a) all One Energy Common Shares issued and outstanding immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be cancelled and converted into the right to receive such number of newly-issued Pubco Common Shares as shall be determined in accordance with an allocation schedule (the “Allocation Schedule”) to be delivered to TRTL prior and as a condition to Closing pursuant to the terms of the Business Combination Agreement (all such shares, collectively, the “Aggregate Common Share Consideration”), and (b) all issued and outstanding shares of One Energy preferred stock, par value $0.0001 per share (“One Energy Preferred Shares”), if any such shares remain outstanding as of immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be canceled and converted into the right to receive one newly-issued share of Pubco preferred stock, par value $0.0001 per share (“Pubco Preferred Shares”), pursuant to the Allocation Schedule (all such Pubco Preferred Shares, if any, collectively, the “Aggregate Preferred Share Consideration”), which Pubco Preferred shares will have substantially similar rights, preferences and privileges as One Energy Preferred Shares prior to the Closing, provided, that the Pubco Preferred Shares will convert into Pubco Common Shares in accordance with the terms of One Energy Preferred Shares after applying the conversion ratio determined at the Closing in accordance with the terms of the Business Combination Agreement; and (v) all of the options to purchase One Energy shares (“Company Options”), whether vested or unvested, issued and outstanding as of immediately prior to the effective time of the Company Merger will be assumed by Pubco, and in the case of unvested Company Options, accelerate in full and become options to purchase Pubco Common Shares (the “Assumed Options”), subject to adjustments to the number and exercise prices thereof in accordance with the terms of the Business Combination Agreement and as set forth in the Allocation Schedule.

Additionally, at least one day prior to the Closing Date, (i) TRTL shall have caused the Domestication to have occurred and, in connection therewith, shall have caused each Class B Ordinary Share of TRTL, par value $0.0001 (“Class B Ordinary Shares”) to be converted, on a one-for-one basis, into one TRTL Class A ordinary share, par value $0.0001 per share (“Class A Ordinary Share”) and (ii) One Energy shall have caused each outstanding share of One Energy Class B common stock, par value $0.0001 per share (“One Energy Class B Common Share”) to be converted, on a one-for-one basis, into one share of One Energy Class A common stock, par value $0.0001 per share (“One Energy Class A Common Share”, and together with the One Energy Class B Common Share, “One Energy Common Share”).

Pursuant to the terms of the Business Combination Agreement, the total consideration to be delivered to security holders of One Energy (“One Energy Securityholders”), inclusive of Assumed Options, will have an aggregate value equal to the sum of (i) $300,000,000 minus the amount of certain indebtedness of One Energy as of immediately prior to the Closing and (ii) the aggregate amount of the exercise prices of all Company Options that are outstanding and in-the-money as of immediately prior to the effective date of the Company Merger, assuming no cashless exercises of Company Options prior to such date (the “Adjusted Equity Value”), with each holder of One Energy Common Shares (treating One Energy Preferred Shares on an as-converted to One Energy Common Shares basis but excluding shares held as treasury stock) receiving a number of Pubco Common Shares equal to a conversion ratio to be determined at Closing in accordance with the terms of the Business Combination Agreement and the Allocation Schedule delivered thereunder, based on a per Pubco Common Share value of $10.00 per share.

At the Closing, 5.5 million of the total number of Pubco Common Shares otherwise deliverable to Jereme Kent, the founder and Chief Executive Officer of One Energy (the “CSR Escrow Shares”), will be deposited into an escrow account (the “CSR Escrow Account”) to be distributed to the holders of CSRs (“CSR Holders”) in accordance with the terms of a Contingent Stock Rights Agreement (“CSR Agreement”) in the event that the post-Closing trading price of Pubco Common Shares does not equal or exceed a daily VWAP of $12.00 per share over 20 out of any 30 consecutive trading days, during the two-year period after Closing. Immediately following the Closing, CSR Holders (i) are expected to include former holders of non-redeeming Ordinary Shares (which may include former holders of Class B Ordinary Shares that have not waived entitlement to CSRs prior to the Closing, if any) and (ii) may include other investors or participants in Financing Transactions into which TRTL may enter prior to the Closing in accordance with the terms of the Business Combination Agreement, if any such transactions materialize and are consummated prior to the Closing Date.

In addition to the Aggregate Common Share Consideration, Aggregate Preferred Share Consideration and aggregate Assumed Options to be issued and delivered at the Closing to One Energy Securityholders, stockholders of One Energy as of the Closing Date (“One Energy Stockholders”) will also have the contingent right to receive, after the Closing, up to 5,000,000 additional Pubco Common Shares (“Company Earnout Shares”) if the following conditions occur during the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date (the “Company Earnout Period”):

i.

if the volume weighted average trading price of Pubco Common Shares (“Pubco VWAP”) is greater than $12.50 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, 2,500,000 Pubco Common Shares shall be issued to the One Energy Stockholders; and

ii.

if the Pubco VWAP is greater than $15.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, 2,500,000 Pubco Common Shares shall be issued to the One Energy Stockholders.

Additionally, if, during the Company Earnout Period there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per share (as agreed in good faith by the Pubco Board) that is greater than or equal to the applicable Pubco VWAP in the triggering events specified above, any applicable Company Earnout Shares that have not previously been issued will be issued to the One Energy Stockholders.

Additionally, TRTL Sponsor has agreed, contingent and effective upon the Closing, to subject 500,000 Pubco Common Shares to be issued to the Sponsor in the TRTL Merger (“Sponsor Earnout Shares”) to contingent forfeiture terms (the “Sponsor Earnout Terms”) during the two-year period commencing on the date immediately following the Closing Date and ending on and including the date of the two-year anniversary of the Closing Date (the “Sponsor Earnout Period”), unless the Pubco VWAP is equal to or greater than $12.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination within the Sponsor Earnout Period (the “Sponsor Triggering Event”). If, during the Sponsor Earnout Period, there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per Pubco Common Share (as agreed in good faith the Pubco Board, together with those individuals who are or were, prior to the Closing, both members of the Sponsor and officers of Pubco (as of the date of the Business Combination Agreement) and hold not less than a majority of the total number of Sponsor Earnout Shares as of the applicable determination date) that is greater than or equal to the Pubco VWAP in the Sponsor Trigger Event, any undistributed Sponsor Earnout Shares will cease to be subject to forfeiture.

Immediately after the Closing, assuming that none of the outstanding Public Shares are redeemed prior to the Closing Date, taking into account also the assumptions further described under the headings Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information and other Data” in the accompanying proxy statement/prospectus, it is anticipated that the former TRTL public shareholders would own an interest of approximately 30.3% in Pubco, the Sponsor and Insiders of TRTL will own an interest of approximately 14.8% of Pubco, the Sponsor Lenders will own an interest of approximately 2.4% of Pubco, and former One Energy Stockholders will own an interest of approximately 52.5% of Pubco. If the actual facts immediately after the Closing are different from the foregoing assumptions (which they are likely to be), the percentage ownership information set forth above will also be different.

The TRTL Units, Class A Ordinary Shares and Public Warrants are traded on The New York Stock Exchange (the “NYSE”) under the symbols “TRTL.U”, “TRTL” and “TRTL WS”, respectively. On [   ], 2024, the closing sale prices of the TRTL Units, Class A Ordinary Shares and Public Warrants were $[  ], $[  ] and $[  ], respectively. Pubco will apply for listing, to be effective upon the Closing (acceptance of such listing is a condition to the Closing), of its Common Shares and Warrants on the NYSE under the proposed symbols “ONE” and “ONE WS”, respectively. There is no assurance that Pubco will be able to satisfy the NYSE listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units traded following the consummation of the Business Combination.

Only holders of record of Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) at the close of business on [   ], 2024 (the “Record Date”) are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournments of the Special Meeting.

The accompanying proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. TRTL urges you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 73 of this proxy statement/prospectus.

After careful consideration, the board of directors of TRTL (the “TRTL Board”) has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Special Meeting is in the best interests of TRTL and recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of TRTL’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of TRTL and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “Proposal 3: The Business Combination Proposal – Interests of TRTL’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.

Your vote is very important. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online or in person at the Special Meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

On behalf of the TRTL Board, I would like to thank you for your support of TRTL and look forward to a successful completion of the Business Combination.

Very truly yours,

Vincent T. Cubbage Chief Executive Officer TortoiseEcofin Acquisition Corp. III

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR TRTL UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS -REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [ ], 2024 and is first being mailed to the shareholders of TRTL on or about [ ], 2024.

ADDITIONAL INFORMATION

The accompanying document is the prospectus for securities of Pubco. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to the Special Meeting of TRTL at which TRTL shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters. This proxy statement/prospectus is available without charge to shareholders of TRTL upon written or oral request. This document and other filings by TRTL with the U.S. Securities and Exchange Commission may be obtained by either written or oral request to TRTL’s Chief Executive Officer, Vincent T. Cubbage, at TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448 or by telephone at (239) 288-2275.

The U.S. Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the U.S. Securities and Exchange Commission. You may obtain copies of the materials described above at the commission’s internet site at www.sec.gov.

In addition, if you have questions about the proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Advantage Proxy, Inc., the proxy solicitor for TRTL, at (877) 870-8565 (toll free) or by email at ksmith@advantageproxy.com. You will not be charged for any of the documents that you request.

See the section entitled “Where You Can Find More Information” of the accompanying proxy statement/prospectus for further information.

Information contained on the One Energy website, or any other website, is expressly not incorporated by reference into this proxy statement/prospectus.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting, or no later than [    ], 2024.

TortoiseEcofin Acquisition Corp. III

195 US HWY 50, Suite 208

ZEPHYR COVE, NV 89448

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON [    ], 2024

TO THE SHAREHOLDERS OF TORTOISEECOFIN ACQUISITION CORP. III:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Special Meeting”) of TortoiseEcofin Acquisition Corp. III., a Cayman Islands exempted company (“TRTL”), will be held at [ ] a.m./p.m., Eastern Time, on [  ], 2024 at TRTL’s office at 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448 and virtually via live webcast. You are cordially invited to attend the live webcast of the Special Meeting by visiting https://www.cstproxy.com/[           ] and using a control number assigned by Continental Stock Transfer & Trust Company. The Special Meeting will be held for the purpose of considering and voting on the proposals described below and in the accompanying proxy statement/prospectus. To register and receive access to the live webcast of the Special Meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus. You will not be able to vote or submit questions through the listen-only format.

At the Special Meeting, you will be asked to consider and vote on the following proposals:

(1)

Proposal 1 - The NTA Proposal - To consider and vote upon a proposal by special resolution to make amendments to the Current Charter, which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by TRTL, prior to the consummation of the Domestication and the proposed Business Combination, to remove from the Current Charter requirements limiting TRTL’s ability to redeem Ordinary Shares and consummate an initial business combination if the amount of such redemptions would cause TRTL to have less than $5,000,001 in net tangible assets. The NTA Proposal is conditioned upon the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the NTA Proposal will have no effect, even if approved by TRTL shareholders. The NTA Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 1: The NTA Proposal.”

(2)

Proposal 2 - The Domestication Proposal - To consider and vote upon a proposal by special resolution to (a) change the domicile of TRTL pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation (the “Domestication”); (b) adopt upon the Domestication taking effect, the certificate of incorporation (the “Interim Charter”), in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of TRTL’s Current Charter and which will remove or amend those provisions of TRTL’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) file a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which TRTL will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. Holders of the Class B Ordinary Shares will have ten votes per share and holders of Class A Ordinary Shares will have one vote per share in respect of any vote to continue TRTL in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of TRTL in such other jurisdiction). The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 2: The Domestication Proposal.”

(3)

Proposal 3 - The Business Combination Proposal - To consider and vote upon a proposal by ordinary resolution to approve the Business Combination Agreement by and among TRTL, One Energy Enterprises Inc., a Delaware corporation (“One Energy”), TRTL Holding Corp., a Delaware corporation (“Pubco”), TRTL III First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“TRTL Merger Sub”), OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with TRTL Merger Sub, the “Merger Subs”), pursuant to which TRTL and One Energy will become wholly-owned subsidiaries of Pubco.

A copy of the Business Combination Agreement is appended to the accompanying proxy statement/prospectus as Annex A and Annex A-1. The Business Combination Proposal is conditioned upon the approval of the Domestication Proposal. Therefore, if the Domestication Proposal is not approved, then the Business Combination Proposal will have no effect, even if approved by TRTL shareholders. The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 3: The Business Combination Proposal.”

(4)

Proposal 4 - The Charter Proposal - To consider and vote on a proposal by special resolution to approve, in connection with the Business Combination, the adoption of Pubco’s amended and restated certificate of incorporation (the “Proposed Charter”), in the form appended as Annex D to the accompanying proxy statement/prospectus, to be effective upon the consummation of the Business Combination and after the Domestication, and the adoption of Pubco’s amended and restated bylaws (the “Proposed Bylaws”), in the form appended as Annex C to the accompanying proxy statement/prospectus, proposed to take effect upon the Domestication. The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Charter Proposal will have no effect, even if approved by TRTL shareholders. The Charter Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 4: The Charter Proposal.”

(5) - (10)

Proposals 5 - 10 - The Organizational Documents Proposals - To consider and vote upon six separate non-binding advisory proposals to approve, by ordinary resolutions, assuming the Business Combination Proposal is approved and adopted, material differences between the Current Charter in effect immediately prior to the Domestication, and the Proposed Charter of Pubco upon completion of the Business Combination, specifically:

Proposal 5

To approve provisions to be included in the Proposed Charter providing that directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Proposal 6

To approve provisions to be included in the Proposed Charter providing that (i) stockholder special meetings may only be called by the Pubco Board pursuant to a resolution adopted by a majority of the Pubco Board and (ii) stockholders may only act at annual and special meetings and not by written consent.

Proposal 7

To approve provisions to be included in the Proposed Charter providing that the amendment of the Proposed Charter and that any amendment of the Proposed Bylaws requires the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Company entitled to vote on such amendment.

Proposal 8

To approve provisions to be included in the Proposed Charter changing the post-Business Combination company’s corporate name to “One Power Company”.

Proposal 9

To approve provisions to be included in the Proposed Charter to remove certain provisions related to TRTL’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

Proposal 10

To approve provisions to be included in the Proposed Charter increasing the total number of authorized shares of all classes of stock to [      ] shares, each with a par value of $0.0001 per share, consisting of (i) [      ] shares of Common Stock and (ii) [      ] shares of preferred stock.

The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “Proposals 5 - 10: The Organizational Documents Proposals.”

(11)

Proposal 11 - The NYSE Proposal - To consider and vote upon a proposal by ordinary resolution for the purposes of complying with the applicable provisions of the NYSE Listing Rule 312.03, to approve the issuance of Pubco Common Shares in connection with the Business Combination and the additional Pubco Common Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under NYSE Listing Rule 312.03. The NYSE Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 11: The NYSE Proposal”.

(12)

Proposal 12 - The Incentive Plan Proposal - To consider and vote on a proposal by ordinary resolution to approve the One Power 2024 Equity Incentive Plan, referred to as the “Incentive Plan,” a copy of which is appended to the accompanying proxy statement/prospectus as Annex F. The board of directors of Pubco (the “Pubco Board”) intends to adopt the Incentive Plan, subject to approval from the shareholders of TRTL, effective upon the Closing, to be used by Pubco on a go-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 12: The Incentive Plan Proposal.”

(13)

Proposal 13 - The Director Election Proposal - To consider and vote upon a proposal by ordinary resolution to elect seven (7) directors to the Pubco Board, a majority of which will be independent under NYSE requirements, including Messrs. Lause, Spang, Templin, and Wellinghoff, effective upon the Closing. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 13: The Director Election Proposal.”

(14)

Proposal 14 - The Adjournment Proposal - To consider and vote upon a proposal by ordinary resolution to adjourn the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the TRTL Board. This proposal is referred to as the “Adjournment Proposal.” The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 14: The Adjournment Proposal.”

The proposals being submitted for a vote at the Special Meeting are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A and Annex A-1, a copy of the Business Combination Agreement. TRTL urges you to read carefully the accompanying proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements.

After careful consideration, the TRTL Board has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Special Meeting is in the best interests of TRTL and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

The existence of financial and personal interests of TRTL’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of TRTL and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “Proposal 3: The Business Combination Proposal - Interests of TRTL’s

Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.

The Record Date for the Special Meeting is [   ], 2024. Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournments of the Special Meeting.

TRTL’s shareholders should be aware that on July 17, 2023, Barclays Capital Inc. (“Barclays”), Goldman Sachs & Co. LLC (“Goldman”) and Academy Securities, (“Academy”, collectively, the “Waiving Underwriters”), agreed to waive all rights to their respective portion of the Deferred Discount (as defined in the Underwriting Agreement between the TRTL and the IPO Underwriters, dated July 19, 2021) (or approximately $9.96 million of the total $12.075 million of the Deferred Discount). None of Barclays, Goldman or Academy had been formally retained in connection with the Business Combination. TRTL’s shareholders should be aware that the waiver of the deferred underwriting fees by such parties may be an indication that they do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated thereby, and TRTL shareholders should not place any reliance on the participation of these banks prior to such resignation and fee waivers in the transactions contemplated in this proxy statement/prospectus. Please see the section entitled “Summary of the Proxy Statement/Prospectus—Recent Developments” for additional information.

The TRTL Units, Class A Ordinary Shares and Public Warrants are traded on The New York Stock Exchange (the “NYSE”) under the symbols “TRTL.U”, “TRTL” and “TRTL WS”, respectively. Pubco will apply for listing, to be effective at the time of the Business Combination, of the Pubco Common Shares and Pubco Warrants on the NYSE under the proposed symbols “ONE” and “ONE WS”, respectively. There is no assurance that Pubco will be able to satisfy the NYSE listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units traded following the consummation of the Business Combination.

Pursuant to the Current Charter, a Public Shareholder (as defined in the proxy statement/prospectus) may request that TRTL redeem all or a portion of its Public Shares (as defined in the proxy statement/prospectus) for cash if the Business Combination is consummated. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the Business Combination, or such other date as determined by the TRTL Board. A Public Shareholder can make such request by contacting the transfer agent, at the address or email address listed in the accompanying proxy statement/prospectus. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a) hold Public Shares or hold Public Shares through TRTL Units and you elect to separate your TRTL Units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b) prior to 5:00 p.m., Eastern Time, on [   ], 2024 (two business days prior to the vote at the Special Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, TRTL’s transfer agent, that TRTL redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of TRTL Units must elect to separate the underlying shares and warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their TRTL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the TRTL Units into the underlying shares and warrants, or if a holder holds TRTL Units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the

Business Combination, or such other date as determined by the TRTL Board. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the transfer agent, TRTL will redeem each Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (the “Trust Account”) established in connection with TRTL’s initial public offering (“IPO”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to TRTL to fund Regulatory Withdrawals and/or to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares. As of May 1, 2024, this would have amounted to approximately $10.85 per Public Share. If a Public Shareholder exercises its redemption rights, it will be exchanging such shareholder’s Public Shares for the right to receive such shareholder’s pro rata share of the Trust Account and will no longer own such Public Shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the Business Combination, or such other date as determined by the TRTL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in the accompanying proxy statement/prospectus. See “EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS - REDEMPTION RIGHTS” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 20% of the Public Shares without the prior consent of TRTL Board. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

The Required Proposals are interdependent on each other. The NTA Proposal and Organizational Documents Proposals are conditional upon the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If TRTL’s shareholders do not approve each of the Required Proposals at the Special Meeting, the Business Combination may not be consummated.

Each of the Proposals other than the NTA Proposal, Domestication Proposal and the Charter Proposal must be approved by ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the members as, being entitled to do so, vote in person or by proxy at the Special Meeting.

The NTA Proposal, the Domestication Proposal and the Charter Proposal must be approved by special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of such members as, being entitled to do so, vote in person, or, where proxies are allowed, by proxy at the Special Meeting.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. TRTL urges you to read the accompanying proxy statement/prospectus carefully.

If you have any questions or need assistance voting your Ordinary Shares, please contact TRTL’s proxy solicitor, [   ]. This notice of the Special Meeting and the proxy statement/prospectus are available at the SEC’s website at www.sec.gov.

By Order of the Board of Directors of TRTL

Vincent T. Cubbage
Chairman of the Board

GLOSSARY AND BASIS OF PRESENTATION	1
TRADEMARKS	16
MARKET AND INDUSTRY DATA	16
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	17
QUESTIONS AND ANSWERS	19
THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.	33
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	43
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	69
COMPARATIVE PER SHARE INFORMATION	70
MARKET PRICE AND DIVIDEND INFORMATION	72
RISK FACTORS	73
EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS	137
PROPOSAL 1: THE NTA PROPOSAL	144
PROPOSAL 2: THE DOMESTICATION PROPOSAL	146
PROPOSAL 3: THE BUSINESS COMBINATION PROPOSAL	161
PROPOSAL 4: THE CHARTER PROPOSAL	221
PROPOSALS 5—10: THE ORGANIZATIONAL DOCUMENTS PROPOSALS	227
PROPOSAL 11: THE NYSE PROPOSAL	231
PROPOSAL 12: THE INCENTIVE PLAN PROPOSAL	233
PROPOSAL 13: THE DIRECTOR ELECTION PROPOSAL	241
PROPOSAL 14: THE ADJOURNMENT PROPOSAL	242
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	243
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF DECEMBER 31, 2023	247
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2023	249
INFORMATION ABOUT TRTL	269
DIRECTORS, OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF TRTL PRIOR TO THE BUSINESS COMBINATION	278
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF TRTL	285
INFORMATION ABOUT ONE ENERGY	292
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ONE ENERGY	318
MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION	333
EXECUTIVE COMPENSATION	340
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	344
BENEFICIAL OWNERSHIP OF SECURITIES	349
DESCRIPTION OF PUBCO SECURITIES	353
COMPARISON OF THE RIGHTS OF HOLDERS OF ORDINARY SHARES AND COMMON STOCK	375
APPRAISAL RIGHTS	375
HOUSEHOLDING INFORMATION	376
TRANSFER AGENT AND REGISTRAR	376
SUBMISSION OF PROPOSALS	376
FUTURE PROPOSALS	376
WHERE YOU CAN FIND MORE INFORMATION	376
LEGAL MATTERS	377
EXPERTS	377
INDEX TO FINANCIAL STATEMENTS	F-1

i

ii

GLOSSARY AND BASIS OF PRESENTATION

Frequently Used Terms

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires:

“Adjusted Equity Value” means the sum of (i) $300,000,000 minus the amount of certain One Energy’s indebtedness as of immediately prior to the Closing and (ii) the aggregate amount of the exercise prices of all In-the-Money Company Options that are outstanding as of immediately prior to the effective date of the Company Merger, assuming no cashless exercises of Company Options prior to such date.

“Administrative Support Agreement” means the Administrative Support Agreement, dated July 19, 2021, originally entered into by and between TRTL and Tortoise LLC, the rights and obligations of Tortoise LLC under which were subsequently assigned to and assumed by HCGP in connection with the HCGP Sponsor Investment Transaction.

“Aggregate Common Share Consideration” means the total number of Pubco Common Shares issuable at the Closing pursuant to the Business Combination Agreement in respect of the cancellation of all of the One Energy Common Shares outstanding immediately prior to the Company Merger Effective Time (after giving effect to the Company Exchanges).

“Aggregate Preferred Share Consideration” means the total number of Pubco Preferred shares issuable at the Closing pursuant to the Business Combination Agreement in respect of all of One Energy Preferred Shares outstanding immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges), assuming that the Crossover Mandatory Proceeds Condition is not satisfied as of the Closing, such that One Energy Preferred Shares remain outstanding and are replaced by Pubco Preferred Shares upon the Closing in accordance with the terms of the Business Combination Agreement.

“Allocation Schedule” means the schedule deliverable by One Energy prior to and as a condition to the Closing setting forth calculations, as of the Closing Date, of, among other information, the Adjusted Equity Value, Aggregate Common Share Consideration, Aggregate Preferred Share Consideration and the closing conversion ratio.

“Anchor Investors” means each of the qualified institutional buyers or institutional accredited investors who purchased Class B Ordinary Shares in connection with TRTL’s initial public offering pursuant to Anchor Investor Agreements.

“Anchor Investor Agreements” means, collectively, the Investment Agreements between TRTL, the Sponsor and the Anchor Investors and related Assignment and Joinder documents, together with any other agreements referenced therein or ancillary thereto, pursuant to which certain Class B Ordinary Shares were transferred or assigned to the Anchor Investors.

“Ancillary Documents” means the Registration Rights Agreement, Sponsor Letter Agreement, the Investor Subscription Agreements, the Stockholder Support Agreements, the CSR Agreement, the Lock-Up Agreements, the form of Proposed Charter, and each other agreement, document, instrument and certificate contemplated by the Business Combination Agreement executed or to be executed in connection with the transactions contemplated thereby.

“April Extension Meeting” means the extraordinary general meeting of TRTL shareholders held on April 19, 2024 for the TRTL shareholders to meet and consider a proposal to increase TRTL’s timeline to complete an initial business combination.

“April Lenders” means, collectively the Initial April Lenders and the Later April Lenders.

“April Loan” means, collectively, the arrangements among TRTL, the Sponsor, One Energy and the April Lenders, and the arrangements among TRTL, the Sponsor, One Energy and the April Subscription Investor, in connection with which the April Lenders and the April Subscription Investor, in the aggregate, loaned $1,100,000 to the Sponsor for the benefit of TRTL in accordance with the terms of the Initial April Loan and Transfer Agreements, Later April Loan and Transfer Agreements and the April Subscription Agreement, respectively.

“April Subscription Investor” means the investor which entered into the April Subscription Agreement.

“April Loan and Transfer Agreements” means, collectively, the Initial April Loan and Transfer Agreements and Later April Loan and Transfer Agreements.

“April Subscription Agreement” means the subscription agreement, effective as of April 25, 2024, by and among TRTL, the Sponsor, One Energy and the April Subscription Investor, pursuant to which the April Subscription Investor contributed $400,000 to the Sponsor, for the benefit of TRTL, as part of the transactions collectively described as the April Loan.

“Assumed Options” means the options to purchase Pubco Common Shares issuable at Closing in lieu of the Company Options outstanding as of immediately prior to the effective time of the Company Merger, subject to adjustment in accordance with the terms of the Business Combination Agreement.

“Business Combination” means, collectively, all of the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Amended and Restated Business Combination Agreement, dated as of February 14, 2024, as amended on May 13, 2024, as it may be further amended, restated or supplemented from time to time, by and among TRTL, One Energy, Pubco, TRTL Merger Sub and Company Merger Sub. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and Annex A-1.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business; provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Entity if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.

“Cayman Islands Companies Act” or the “Companies Act,” “Cayman Islands Act” or “the Act” refers to the Cayman Islands Companies Act (as amended).

“CCM” or “Company Financial Advisor” means J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division.

“CCM Engagement Letter” means the letter agreement dated March 7, 2023, pursuant to which One Energy engaged CCM to serve as the Company’s financial advisor with regard to a business combination between the Company and a SPAC and capital markets advisor and placement agent with regard to a private placement of securities in connection with a SPAC transaction.

“Class A Ordinary Shares” means Class A ordinary shares of TRTL, par value $0.0001 per share.

“Class B Ordinary Shares” means Class B ordinary shares of TRTL, par value $0.0001 per share.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” or “One Energy” means, prior to the consummation of the Business Combination, One Energy Enterprises Inc., a Delaware corporation.

“Company Charter” means the Second Amended and Restated Certificate of Incorporation of One Energy, as amended on September 8, 2023, October 23, 2023, and as may be further amended or restated and in effect from time to time or as of an applicable time.

“Company Bylaws” means the bylaws of One Energy as currently in effect or as may be in effect from time to time or as of an applicable time.

“Company Earnout Period” means the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date.

“Company Earnout Shares” means the up to 5,000,000 Pubco Common Shares that may become issuable by Pubco after the Closing if the Company Earnout Terms are satisfied during the Company Earnout Period.

“Company Earnout Terms” means the terms and conditions, including the Company Triggering Events, that must be satisfied during the Company Earnout Period in order for the Company Earnout Shares to be issued and distributed in accordance with the terms of the Business Combination Agreement.

“Company Exchanges” means the exchange or conversion of all of the issued and outstanding Company Convertible Securities (other than Company Options to be assumed by Pubco in connection with the Business Combination) for One Energy Common Shares (including any accrued or declared but unpaid dividends) at the applicable conversion ratio set forth in the Company’s governing documents or the terms of applicable instruments to be completed prior to the Company Merger Effective Time in accordance with the Business Combination Agreement.

“Company Merger” means the merger of Company Merger Sub with and into One Energy.

“Company Merger Effective Time” means the effective time of the Company Merger, to be consummated promptly following the TRTL Merger, in connection with the Closing.

“Company Merger Sub” means OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco.

“Company Options” means all of the issued and outstanding options to purchase shares of One Energy.

“Company Triggering Events” means, collectively, Company Triggering Event I and Company Triggering Event II.

“Company Triggering Event I” means a one-time issuance by Pubco of 2,500,000 Company Earnout Shares to the One Energy Stockholders in the event that, during the Company Earnout Period, the VWAP of Pubco Common Shares is greater than $12.50 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination.

“Company Triggering Event II” means a one-time issuance by Pubco of 2,500,000 Company Earnout Shares to One Energy Stockholders in the event that, during the Company Earnout Period, the VWAP of Pubco Common Shares is greater than $15.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination.

“Company Warrant” means an issued and outstanding warrant exercisable for shares of One Energy.

“Conversion Ratio” means a quotient, which represents the number of Pubco Common Shares to be received in the Company Merger for each One Energy Common Share (treating One Energy Preferred Shares on an as-converted-to-common-stock basis), obtained by dividing (i) the Per Share Price by (ii) the Pubco Common Share Value.

“Continental” means Continental Stock Transfer & Trust Company.

“Crossover Mandatory Proceeds Condition” means the conditions contained in the OE Preferred Terms which, if satisfied, would result in the mandatory conversion of all outstanding One Energy Preferred Shares into One Energy Common Shares prior to the consummation of the Mergers pursuant to the terms of the Company Charter, including the condition that One Energy receives gross cash proceeds from the proposed Business Combination in an amount of at least $150 million that would reasonably be reflected on One Energy’s balance sheet (in accordance with GAAP) as stockholders equity, excluding, for measurement purposes, proceeds from any investments at an effective price of less than $9.20 per share.

“Crossover Financing” means a preferred equity financing consummated by One Energy prior to the Closing in accordance with the terms of the Business Combination Agreement, not to exceed $35,000,000 in the aggregate, involving the issuance of One Energy Preferred Shares on the same terms and conditions as the One Energy Preferred Shares that were outstanding as of the date of the Original BCA.

“CSR” means a contractual contingent stock right entitling the holder thereof to a right to receive, if certain conditions are satisfied, a payment in the form of a portion of certain Pubco Common Shares delivered into escrow at the Closing, subject to the terms and conditions of the CSR Agreement.

“CSR Agreement” means the Contingent Stock Right Agreement to be entered into prior to or in connection with the Closing containing the rights and terms of the CSRs, substantially in the form set forth in Exhibit D of the Original Business Combination Agreement, as may be further amended after the date of the Business Combination Agreement to among other things, add Pubco as a party.

“CSR Escrow Account” means a segregated escrow account from which the Escrow Property is to be disbursed in accordance with the terms of the Business Combination Agreement, the CSR Agreement and the Escrow Agreement.

“CSR Escrow Agent” means Continental Stock Transfer & Trust Company (or such other agent mutually acceptable to TRTL and the Company), in its capacity as escrow agent in respect of the CSR Escrow Account.

“CSR Escrow Shares” means the Pubco shares contributed into the CSR Escrow Account which, as of the Closing, shall be comprised of 5.5 million of the total number of Pubco Common Shares otherwise deliverable at the Closing to the Chief Executive Officer of One Energy, Mr. Jereme Kent.

“CSR Holders” means holders of CSRs.

“CSR Holders” means holders of CSRs, who will, immediately after the Closing, include former holders of Ordinary Shares acquired in the public markets or pursuant to Financing Transactions with TRTL, if any such transactions occur, that continued to hold such shares through the Closing Date have not waived entitlement to CSRs in writing prior to the Closing Date.

“Current Charter” means TRTL’s Amended and Restated Memorandum and Articles of Association, as may hereafter be amended, prior to the Domestication.

“December Lenders” means all of the lenders party to the December Loan transactions.

“December Loan” means, collectively, the arrangements among TRTL, the Sponsor, One Energy and the December Lenders in connection with which the December Lenders loaned $999,000 to the Sponsor for the benefit of TRTL in accordance with the terms of the December Loan and Transfer Agreements, in consideration for which the Sponsor has agreed to transfer an aggregate of 499,500 TRTL Class B Ordinary Shares to the December Lenders upon the Closing.

“December Loan and Transfer Agreement” means the Loan and Transfer Agreements related to the December Loan entered into by TRTL, the Sponsor, One Energy and the December Lenders on December 10, 2023.

“DGCL” means the Delaware General Corporation Law, as amended.

“Dissenting Shares” means One Energy Common Shares held by Dissenting Stockholders, if any.

“Dissenting Stockholders” means One Energy Stockholders, if any, that validly exercise appraisal rights pursuant to Section 262 of the DGCL with respect to One Energy Common Shares.

“Domestication” means the transfer by way of continuation of TRTL out of the Cayman Islands and into the State of Delaware as a Delaware corporation to be completed prior to the TRTL Merger in accordance with the Business Combination Agreement, the Cayman Companies Act and the DGCL.

“DTC” means The Depository Trust Company.

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.

“Equity Value” means (a) $300,000,000 minus (b) the aggregate amount of certain Company Indebtedness as of immediately prior to the Closing, excluding non-recourse project finance debt incurred in the ordinary course after the date of the Original BCA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to One Energy, appointed in accordance with the terms of the Business Combination Agreement for the purpose of exchanging shares of One Energy for Pubco shares issuable to One Energy Stockholders in connection with the Closing in accordance with the terms of the Business Combination Agreement.

“Extension” means an extension of the deadline by which TRTL must complete its initial business combination pursuant to, and obtained in accordance with, the terms of the Current Charter.

“Fairness Opinion Provider” means Houlihan Capital.

“February Lenders” means all of the lenders party to the February Loan transactions.

“February Loan” means, collectively, the arrangements among TRTL, the Sponsor, One Energy and the

February Lenders in connection with which the February Lenders, in the aggregate, loaned $333,000 to the Sponsor for the benefit of TRTL in accordance with the terms of the February Loan and Transfer Agreements, in consideration for which the Sponsor has agreed to transfer an aggregate of 166,500 TRTL Class B Ordinary Shares to the February Lenders upon the Closing.

“February Loan and Transfer Agreement” means the form of the Loan and Transfer Agreements related to the February Loan entered into by TRTL, the Sponsor, One Energy and the February Lenders, effective as of February 15, 2024.

“February and April Extension Loan Agreements” means, collectively, February Loan and Transfer Agreements, the Initial April Loan and Transfer Agreements, the Later April Loan and Transfer Agreements, and the April Subscription Agreement.

“Fully-Diluted Company Shares” means the total number of issued and outstanding One Energy Common Shares (a) treating One Energy Preferred Shares on an as-converted to One Energy Common Shares basis and (b) treating all outstanding in-the-money Company Convertible Securities as fully vested and as if the Company Convertible Security had been exercised as of the Company Merger Effective Time, but excluding any One Energy Securities held as treasury stock.

“GAAP” means U.S. generally accepted accounting principles.

“HCGP” or “Hennessy” means Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company.

“HCGP Note” means the promissory note issued on July 19, 2023, by TRTL to HCGP in connection with the HCGP Sponsor Investment Transaction, in principal amount of up to $1,000,000, in connection with advances HCGP may make in the future to TRTL for working capital expenses.

“HCGP SPA” means the Securities Purchase Agreement by and among the Sponsor, TEB and HCGP, dated as of July 19, 2023, pursuant to which HCGP purchased from TEB (i) TEB’s limited liability company interests in the Sponsor and (ii) certain Private Placement Warrants held by TEB.

“HCGP Sponsor Investment Transaction” means, collectively, the transactions contemplated by the HCGP SPA and other actions and transactions effected or taken in connection therewith, including, without limitation, the issuance by TRTL of the HCGP Note, the assignment of all of Tortoise LLC’s rights and obligations under the Administrative Support Agreement to HCGP, and the joinder of HCGP as a party to the Insider Letter and TRTL Registration Rights Agreement, in connection with which, among other things, TEB ceased to be, and HCGP became, the managing member of the Sponsor.

“Hennessy Warrants” means the Private Placement Warrants held by Sponsor which shall be forfeited prior to the TRTL Merger, assuming consummation of the proposed Business Combination, in accordance with the terms of the Private Placement Warrants Termination Agreement to be entered into promptly after execution of the Business Combination Agreement in connection with the HCGP Sponsor Investment Transaction.

“Houlihan Capital” means Houlihan Capital LLC, engaged by TRTL as a financial advisor to evaluate and deliver Houlihan’s opinion as to the fairness of the proposed Business Combination, from a financial point of view, to TRTL’s unaffiliated security holders.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“In-the-Money Company Option” means a Company Option with an exercise price less than the Per Share Price.

“Incentive Plan” means the One Power 2024 Equity Incentive Plan, to be adopted by Pubco in a form satisfactory to TRTL, subject to the approval by TRTL shareholders at the Special Meeting.

“initial shareholders” means all of TRTL’s shareholders immediately prior to its IPO, including its officers and directors.

“Insiders” means TRTL’s current and former officers and directors, the Sponsor and each transferee of Founder Shares since the IPO other than Anchor Investors and the Sponsor Lenders.

“Initial April Lenders” means the Sponsor Lenders party to the Initial April Loan and Transfer Agreements.

“Initial April Loan and Transfer Agreements” means the Loan and Transfer Agreements entered into by TRTL, the Sponsor, One Energy and the Initial April Lenders, effective as of April 11, 2024.

“Later April Loan and Transfer Agreements” means the Loan and Transfer Agreements entered into by TRTL, the Sponsor, One Energy and the Later April Lenders, effective as of April 17, 2024.

“Insider Letter Agreement” means the letter agreement dated July 19, 2021, between TRTL, the Sponsor and the other parties thereto.

“Interim Charter” means the certificate of incorporation attached to this proxy statement/prospectus as Annex B and to be adopted by TRTL upon the Domestication taking effect.

“Interim Period” means the period from the date of the Business Combination Agreement and continuing until the earlier of the termination of the Business Combination Agreement or the Closing.

“IPO” or “Initial Public Offering” means TRTL’s initial public offering of its units, Ordinary Shares and warrants pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of TRTL, dated as of July 19, 2021, and filed with the SEC on July 21, 2021 (File No. 333-253586).

“IPO Underwriters” means the underwriters for TRTL’s IPO at the time the IPO was consummated, namely each of Barclays Capital Inc., Goldman Sachs & Co. LLC, Cantor Fitzgerald and Academy Securities.

“Lock-Up Agreement” means the Lock-Up Agreements that shall be entered into by and between Pubco and certain One Energy stockholders prior to the Closing.

“Mergers” means the TRTL Merger and the Company Merger.

“Merger Subs” means Company Merger Sub and TRTL Merger Sub.

“Northland CMA” means the capital market advisory agreement between One Energy and Northland Securities, Inc. (“Northland”) dated April 19, 2024, in consideration for which One Energy will pay Northland certain fees at Closing for services and may be obligated to pay Northland additional fees in the future.

“NYSE” means the New York Stock Exchange.

“October Extension Meeting” means the extraordinary general meeting in lieu of annual meeting of TRTL shareholders held on October 19, 2023 for the TRTL shareholders to meet and consider a proposal to increase TRTL’s timeline to complete an initial business combination.

“OE-Hennessy Letter Agreement” means the letter agreement, entered into in July 2023, between One Energy and HCGP, pursuant to which HCGP agreed to forfeit the Hennessy Warrants contemporaneously with consummation, if any, of the Proposed Business Combination, and HCGP agreed that the Company would be responsible for all transaction expenses incurred by TRTL through the Closing by TRTL.

“OE Preferred Terms” means the terms and provisions contained in the Company Charter applicable to outstanding One Energy Preferred Shares.

“One Energy Common Shares” means, collectively, the One Energy Class A Common Shares and One Energy Class B Common Shares.

“One Energy Class A Common Shares” means all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share, of One Energy.

“One Energy Class B Common Shares” means all of the issued and outstanding shares of Class B common stock, par value $0.0001 per share, of One Energy.

“One Energy Preferred Shares” means all of the issued and outstanding shares of Series A preferred stock, par value $0.0001 per share.

“One Energy Securities” means, collectively, all of the outstanding One Energy Common Shares, One Energy Preferred Shares, Company Options, Company Warrants and any other One Energy Convertible Securities.

“One Energy Securityholders” means, collectively, the holders of One Energy Securities.

“One Energy Stock” means any One Energy Common Shares and One Energy Preferred Shares.

“One Energy Stockholders” means, collectively, the holders of all of the issued and outstanding One Energy Common Shares and One Energy Preferred Shares as of any specified date or, if no date is specified, as of immediately prior to the Company Merger Effective Time, in connection with the Closing.

“Ordinary Shares” means the Class A Ordinary Shares and Class B Ordinary Shares.

“Original Business Combination Agreement” or “Original BCA” means the business combination agreement entered into by TRTL, One Energy and a wholly owned subsidiary of TRTL, dated as of August 14, 2023.

“Original Sponsor Letter Agreement” means the letter agreement entered into concurrent with the Original BCA by and among TRTL, the Sponsor, the Company and certain holders of Class B Ordinary Shares signatory thereto which, among other things, reflected certain commitments made by the parties thereto at the time of the IPO, including, among other items, regarding voting and waivers of anti-dilution protections.

“Other TRTL Shareholder Approval” means the approval of each transaction proposal other than the Required Proposals by the affirmative vote of the holders of the requisite number of TRTL Shares entitled to vote thereon, whether in person or by proxy at the Special Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of TRTL and applicable laws.

“Parties” means One Energy, TRTL, Pubco, Company Merger Sub, or TRTL Merger Sub.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, business trust, trust, governmental, quasi-governmental entity or agency or other similar entity, agency, whether or not a legal entity.

“Per Share Price” means an amount equal to (i) the Adjusted Equity Value, divided by (ii) the Fully-Diluted Company Shares.

“Private Placement Warrants” means the warrants to purchase Class A Ordinary Shares that TRTL issued to the Sponsor in a private placement completed at the time of the IPO, each of which entitles the holder thereof to purchase one Ordinary Share at a purchase price of $11.50 per share.

“Private Placement Warrants Termination Agreement” means the agreement to be entered into by Hennesy prior to Closing pursuant to which, among other things, Hennessy shall agree to forfeit the Hennessy Warrants, at and contingent upon the occurrence of the Closing.

“Private Placement Units” means the units issued by TRTL in a private placement to the Sponsor at the time of the consummation of the IPO, each of which consists of one (1) Class A Ordinary Share and one-fourth (1/4) of one (1) Private Placement Warrant.

“Pubco” means TRTL Holding Corp., a Delaware corporation and a wholly-owned subsidiary of TRTL.

“Pubco Board” means the board of directors of Pubco subsequent to the completion of the Business Combination.

“Pubco Common Shares” means shares of common stock, par value $0.0001 per share, of Pubco.

“Pubco Common Share Value” means $10.00.

“Pubco Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of Pubco.

“Pubco Shares” means the Pubco Common Shares and the Pubco Preferred Shares.

“Pubco Securities” means, collectively, all of the securities issued by Pubco, including, without limitation, Pubco Common Shares, Pubco Preferred Shares, Pubco Warrants, CSRs, Assumed Options and other securities.

“Pubco VWAP” means the volume-weighted average share price of Pubco Common Shares as displayed on Pubco’s page on Bloomberg (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on the applicable trading day.

“Public Shareholders” means the public shareholders of TRTL including the holders of the overallotment shares acquired by TRTL’s underwriters.

“Public Units” means the units issued in the IPO (including overallotment units acquired by TRTL’s underwriter) consisting of one (1) Class A Ordinary Share and one-fourth (1/4) of one (1) Public Warrant.

“Public Warrant” means one (1) whole warrant of which one-fourth (1/4) was included as part of each Public Unit, each of which entitles the holder thereof to purchase one (1) Class A Ordinary Share at a purchase price of $11.50 per share.

“Proposals” means all of the proposals presented to TRTL shareholders at the Special Meeting.

“Proposed Bylaws” means Pubco’s amended and restated bylaws in the form included as Annex C to this proxy statement/prospectus, proposed to take effect upon the Domestication, as further described in the “Charter Proposal” section of this proxy statement/prospectus.

“Proposed Charter” means the Pubco’s amended and restated certificate of incorporation in the form included as Annex D to this proxy statement/prospectus, proposed to be in effective at and following the Closing of the Business Combination.

“Public Shares” or “TRTL Public Shares” means the Class A Ordinary Shares sold in the IPO (including Ordinary Shares included in the overallotment units), whether they were purchased in the IPO or thereafter in the open market.

“Public Warrant” means the warrant to purchase one-quarter of a Class A Ordinary Share, originally included as part of Public Units, each whole warrant entitling the holder thereof to purchase one (1) Class A Ordinary Share at a purchase price of $11.50 per share.

“Record Date” means the date set by the TRTL Board on which holders of TRTL Shares are entitled to vote at the Special Meeting.

“Redemption” means the redemption of the Public Shares for the Redemption Price.

“Redemption Date” means that date on which holders of Public Shares may be eligible to redeem their Public Shares for Redemption in accordance with the Current Charter in connection with the Closing of the Business Combination.

“Redemption Price” means an amount equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated in accordance with the Current Charter as of the applicable Redemption Date.

“Registration Rights Agreement” means the amended and restated registration and shareholder rights agreement that is to be entered into by the Sponsor and certain other Persons at the Closing, pursuant to which, among other things, the investors party thereto will be granted certain registration rights with respect to their respective Pubco Shares, on the terms and subject to the conditions therein.

“Regulatory Withdrawal” means interest earned on the funds held in the Trust Account that may be released to TRTL to fund regulatory compliance requirements and other costs related thereto in accordance with the Current Charter.

“Required Proposals” means the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal, and the NYSE Proposal.

“Revised Lock-Up Terms” means the restrictive transfer or “lock-up” provisions set forth in the Sponsor Letter Agreement which reflect that, subject to the exceptions set forth in the Sponsor Letter Agreement, the Sponsor and each Class B Holder party thereto for purposes of the applicable provisions thereof have agreed not to transfer any Founder Shares until, in the context of the Proposed Transaction, the earlier of (i) two years after the date of the Closing Date, (ii) the first date after the Closing Date when the Pubco VWAP equals or exceeds $15.00 per share (as adjusted for share splits, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-day trading period commencing at least 120 days after the Closing and (iii) the date after the Closing Date when Pubco consummates a liquidation, merger, share exchange or other similar transaction resulting in Pubco shareholders having the right to exchange shares of Pubco for other property.

“Seaport CMA” means the capital markets advisory agreement between One Energy and Seaport Global Securities LLC (“Seaport”) dated April 30, 2024, pursuant to which One Energy will, in addition to an upfront payment, pay Seaport a transaction fee upon consummation of the proposed Business Combination, and may be obligated to pay Seaport a placement fee in the future.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Meeting” means the extraordinary general meeting of TRTL, to be held by virtual meeting at [   ] a.m./p.m., Eastern Time, on [   ], 2024, the physical location for which, in accordance with the Current Charter, shall be TRTL’s office located at [   ], and any adjournments thereof.

“Sponsor” means TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company.

“Sponsor Earnout Shares” means the 500,000 Pubco Common Shares issuable at Closing in the TRTL Merger in consideration for an equivalent number of Ordinary Shares held by the Sponsor prior to the Domestication and the Closing, which shares the Sponsor has agreed, contingent upon the Closing, to subject to the Sponsor Earnout Terms during the Sponsor Earnout Period.

“Sponsor Earnout Period” means the period commencing on the date immediately following the Closing Date and ending on and including the date of the two-year anniversary of the Closing Date.

“Sponsor Earnout Terms” means the post-Closing trading price-based contingent forfeiture terms and conditions set forth in the Business Combination Agreement that will restrict and apply to the Sponsor Earnout Shares during the Sponsor Earnout Period.

“Sponsor Lenders” means, collectively, the December Lenders, February Lenders, April Lenders, April Subscription Investor and any other lenders of working capital and extension funds to the Sponsor for the benefit of TRTL, if any.

“Sponsor Lender Shares” means, collectively, (i) the 1,016,000 Class B Ordinary Shares transferrable by the Sponsor to the Sponsor Lenders (excluding the April Subscription Investor) at the Closing pursuant to the Sponsor Loan and Transfer Agreements and (ii) the 200,000 Pubco Common Shares to be issued to the April Subscription Investor at the Closing pursuant to the April Subscription Agreement.

“Sponsor Loan and Transfer Agreements” means, collectively, the December Loan and Transfer Agreement, the February Loan and Transfer Agreement and the April Loan and Transfer Agreement.

“Sponsor Letter Agreement” means the Amended & Restated Sponsor Letter Agreement, dated as of May 13, 2024, by and among Pubco, TRTL, the Sponsor, One Energy and certain other holders of Class B Ordinary Shares (“Class B Holders”, excluding the Anchor Investors), which amends, restates and replaces the Original Sponsor Letter Agreement and pursuant to which, among other things, the Class B Holders agreed to (a) vote their shares in favor of the proposed Business Combination and not transfer any such shares while Sponsor Letter Agreement remains in effect, subject to certain limited exceptions, as such Class B Holders had previously agreed under the Insider Letter Agreement entered into at the time of the IPO, and (b) waive any adjustment to the conversion ratio set forth in TRTL’s governing documents and other anti-dilution or similar protection with respect to the Class B Ordinary Shares held by them in connection with the consummation of the proposed Business Combination and (c) be bound by certain terms of the Business Combination Agreement. Additionally, (i) Pubco, which was not a party to the Original Sponsor Letter Agreement, became a party to the agreement, and (ii) the Class B Holders, agreed, together with TRTL and Pubco, solely for the limited purposes of applicable provisions, that, effective as of the date of the Closing Date, the original lock-up terms applicable to the Sponsor and each other party set forth in the Insider Letter Agreement would be extended to the Revised Lock-Up Terms except in the case of (1) certain permitted transfers described in the Sponsor Letter Agreement and (2) the Sponsor Lender Shares transferable to the Sponsor Lenders at Closing pursuant to the Sponsor Loan and Transfer Agreements (which lock-up release was among the material benefits offered to the Sponsor Lenders in consideration for the loans made by them to the Sponsor for the benefit of TRTL ((with the April Subscription Investor also being provided the benefit of not having the Pubco shares issuable to such investor at the Closing pursuant to the April Subscription Agreement being subjected to lock-up restrictions as consideration for such investor’s contribution of funds to the Sponsor, for the benefit of TRTL, pursuant to the April Subscription Agreement)), in all events and cases (except as described above with respect to the Sponsor Lenders) without additional consideration being offered or paid to any party to the Sponsor Letter Agreement.

“Sponsor Triggering Event” means the first date on which the Pubco VWAP is equal to or greater than $12.00 for any twenty (20) trading days out of any thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination within the Sponsor Earnout Period.

“Supporting Company Shareholders” means each of Jereme Kent, CAS Ohio LLC and RES Ohio LLC, each of which entered into and delivered to TRTL the Transaction Support Agreement concurrent with execution of the Original BCA.

“Target Companies” means, collectively, One Energy and its subsidiaries.

“TEB” means TortoiseEcofin Borrower LLC, the managing member of the Sponsor prior to the HGCP Sponsor Transaction.

“Tortoise Capital” means Tortoise Capital Advisors, L.L.C., a limited liability company.

“Tortoise Sponsor Investor” or “Tortoise” means TortoiseEcofin Investments, LLC, a Delaware limited liability company, and its consolidated subsidiaries, which was an investor in the Sponsor prior to the HCGP Sponsor Investment Transaction.

“Trading Day” means any day on which Pubco Common Shares are actually traded on the principal securities exchange or securities market on which Pubco Common Shares are then traded.

“Transaction Financing” means certain financing agreements and other transactions (such as, for example, non-redemption or backstop agreements or, alternatively, subscription agreements to purchase newly-issued TRTL securities), if any, in which TRTL may, but is not required to, engage prior to the Closing pursuant to the terms of the Business Combination Agreement, if any such transactions materialize and are consummated prior to the Closing (though no such transactions are currently contemplated).

“Transaction Support Agreements” means the transaction support agreement executed by each of the Supporting Company Shareholders and delivered to TRTL, substantially in the form attached to the Original BCA, which was superseded by Stockholder Support Agreements.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“TRTL” also referred to as “TortoiseCorp III” means TortoiseEcofin Acquisition Corp. III, a Cayman islands exempted company incorporated with limited liability.

“TRTL Board” means the board of directors of TRTL.

“TRTL Certificate of Merger” means a certificate of merger, in a form reasonably acceptable to TRTL and One Energy, that is to be executed and filed with the Secretary of State of the State of Delaware.

“TRTL common stock” means the shares of common stock, par value $0.0001 per share, of TRTL following the Domestication, which shares will have the rights and preferences, and otherwise be subject to the terms and conditions set forth in, the Interim Charter.

“TRTL Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a TRTL Party in connection with TRTL’s IPO, the Business Combination and consummation of the transactions contemplated thereby in accordance with the terms of the Business Combination Agreement; provided, however, that, TRTL Expenses shall not include any Company Expenses and any TRTL Expenses that were incurred and not paid as of the date of execution of the Original BCA shall be deemed to be Company Expenses and provided, further, that the Company has assumed responsibility for all TRTL Expenses in accordance and subject to the terms of the OE-Hennessy Letter Agreement.

“TRTL Merger” means the merger of TRTL Merger Sub with and into TRTL in accordance with the terms of the Business Combination Agreement.

“TRTL Merger Sub” means TRTL III First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco.

“TRTL Merger Effective Time” means the date on which, or the time at which as is agreed by TRTL, TRTL Merger Sub, and One Energy and specified in the TRTL Certificate of Merger, the TRTL Merger becomes effective.

“TRTL Parties” means, collectively, TRTL, Pubco, and the Merger Subs.

“TRTL Registration Rights Agreement” means the Registration Rights Agreement, by and among TRTL and the other parties thereto, dated July 19, 2021, entered into in connection with the IPO, as amended from time to time in accordance with its terms.

“TRTL Shareholder Approval” means the approval of the Required Proposals by the requisite vote of the shareholders of TRTL at the Special Meeting in accordance with the Current Charter, applicable law and this proxy statement/prospectus.

“TRTL Shareholder Redemption” means the right of the holders of Class A Ordinary Shares to redeem all or a portion of their Class A Ordinary Shares (in connection with the transactions contemplated by the Business Combination Agreement or otherwise) as set forth in Governing Documents of TRTL.

“TRTL Securities” means the TRTL Units, TRTL Shares, and TRTL Warrants.

“TRTL Shares” mean (a) prior to the consummation of the Domestication, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares and (b) from and after the consummation of the Domestication, the TRTL common stock.

“TRTL Units” means the Private Placement Units and Public Units, collectively.

“TRTL Warrants” means the Private Placement Warrants and Public Warrants, collectively.

“Trust Account” means the trust account established by TRTL with the proceeds from the IPO and sale of Private Placement Warrants pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means the Investment Management Trust Agreement by and between TRTL and the Trustee, dated as of July 19, 2021, as amended as of June 13, 2023, and as may be further amended.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“VWAP” means, unless otherwise indicated, the volume-weighted average share price of Pubco Common Shares as displayed on Pubco’s page on Bloomberg (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on the applicable Trading Day.

“Waiving Underwriters” means each of Barclays Capital Inc., Goldman Sachs & Co. LLC and Academy Securities, underwriters for TRTL’s IPO that have waived their right to receive their respective portions of the 3.5% deferred underwriting fee at the consummation of TRTL’s initial business combination.

“Warrant Agreement” means the Warrant Agreement, dated as of July 19, 2021, between TRTL and Continental, in its capacity as Warrant Agent, which governs TRTL’s outstanding Warrants.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to Pubco’s stockholders following the

Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this proxy statement/prospectus):

1. No additional Public Shareholders exercise redemption rights prior to or in connection with the Closing of the Business Combination, and the balance of the Trust Account as of the Closing is the same as its balance on May 1, 2024, of approximately $168.3 million. Please see the section entitled “The Extraordinary General Meeting — redemption rights.”

2. There are no securities issued by TRTL prior to or in connection with the Business Combination, in connection with any Transaction Financing by TRTL, if any such transactions materialize and are consummated prior to the Closing in accordance with the terms of the Business Combination Agreement (though no such transactions are currently contemplated), or otherwise, and no outstanding TRTL Warrants are exercised.

3. Other than the transfer of an aggregate of 1,016,000 TRTL Class B Ordinary Shares to the Sponsor Lenders (excluding April Subscription Investor) upon the Closing pursuant to the Sponsor Loan and Transfer Agreements, there are no transfers by holders of TRTL Class B Ordinary Shares or Private Warrants prior to the Closing and, immediately prior to the TRTL Merger, the Hennessy Warrants are forfeited by HGCL, consistent with the terms of the Business Combination Agreement and the Private Placement Warrants Termination Agreement to be entered into by Hennessy prior to the Closing.

4. Consistent with the terms of the Business Combination Agreement, at the Closing, 500,000 Sponsor Earnout Shares will be subjected to certain contingent forfeiture restrictions during the Sponsor Earnout Period.

5. The Adjusted Equity Value of One Energy as of the Closing Date incorporates an assumed Company Indebtedness at Closing of $20,000,000 and an aggregate exercise price for all of the One Energy shares underlying outstanding In-the-Money Company Options as of the Company Merger Effective Time of $8,806,501.20.

6. At the Closing, the consideration deliverable to One Energy Securityholders in connection with the Business Combination will be newly-issued Pubco securities consisting of Assumed Options, Pubco Common Shares and, Pubco Preferred Shares (unless no One Power Preferred Shares remain outstanding as of immediately prior to the Company Effective Time because the Crossover Mandatory Proceeds Condition is satisfied as of the Closing, resulting in all of the outstanding One Energy Preferred Shares being converted into One Energy Common Shares as of the Company Merger Effective Time), with the number of shares representing the Aggregate Preferred Share Consideration, if any, and the Aggregate Common Share Consideration, together with other information, to be determined as of the Closing Date in accordance with the Allocation Schedule deliverable by One Energy to TRTL prior and as a condition to the Closing.

7. Solely for purposes of calculating estimated pro forma share ownership immediately after the Closing, subject to the assumptions further described herein, the assumed Redemption Price upon consummation of the Business Combination is $10.85.

8. At the Closing, 5.5 million of the Pubco Common Shares that would otherwise be deliverable at the Closing to Mr. Jereme Kent, One Energy’s founder and Chief Executive Officer, who is also expected to be the Chief Executive Officer of Pubco immediately after the Closing, are deposited into the CSR Escrow Account, where such shares will be held, subject to contingent distribution in accordance with the terms of the CSR Agreement and the CSR Escrow Agreement either to CSR Holders, on the one hand, or to Mr. Kent, on the other, upon the occurrence of the CSR distribution trigger event in accordance with the terms of the Business Combination Agreement; provided, that until any such distribution of CSR Escrow Shares, all of the CSR Escrow Shares will be treated as beneficially owned by Mr. Kent.

9. Upon consummation of the TRTL Merger, (i) non-redeeming Public Shareholders, investors or participants in Financing Transactions into which TRTL may enter prior to Closing in accordance with the terms of the Business Combination (if any such transactions materialize and are consummated prior to the Closing, which is not currently contemplated) and any other holders of Ordinary Shares that have not, prior to Closing, waived entitlement to CSRs, will receive, as consideration in the TRTL Merger for the shares of common stock held by such holders following the Domestication, one Pubco Common Share and one contingent share right (CSR), which CSR will represent a contingent right to participate in future distributions, if any, of CSR Escrow Shares to the CSR Holders, subject to the terms of the CSR Agreement, including the Pubco VWAP trading price-based conditions set forth therein; (ii) the Sponsor (which shall, prior to Closing, have waived the right to receive CSRs) will receive, as consideration in the TRTL Merger for the shares of TRTL common stock held by the Sponsor following the Domestication, 8,625,000 Pubco Common Shares (1,016,000 of which Pubco Common Shares will be issued upon the Closing to the Sponsor Lenders in accordance with the terms of the Sponsor Loan and Transfer Agreements and 1,650,000 of which Pubco Common Shares will be issued to Anchor Investors), and (iii) all of the outstanding TRTL Warrants will become replaced by Pubco Warrants exercisable for Pubco Common Shares, in each case in accordance with the terms of the Business Combination Agreement.

10. Except for (i) 4,350 One Energy Common Shares expected to be issued to the holder of 4,350 outstanding One Energy Warrants upon exercise of such warrants prior to Company Merger Effective Time and (ii) in the event that the conditions described in the Company Current Charter as the Crossover Mandatory Proceeds Condition are satisfied in connection with the Closing, PIK dividends issuable prior to the Closing to holders of One Energy Preferred Shares to be determined based on accrued and unpaid non-cash dividends determined from the applicable One Energy Preferred Share issuance date through the Closing Date, no One Energy securities are issued prior to the Closing Date and there are no other changes to the number or terms of any outstanding One Energy securities prior to the Company Effective Time (other than the acceleration of vesting of unvested Company Options in connection with the Closing). Purely for calculation purposes, consistent with the methodology in the unaudited pro forma financial statements contained in this proxy statement/prospectus, declared and unpaid PIK dividends are determined based on an assumed Closing Date of December 31, 2023.

11. The number of One Energy Preferred Shares that remain outstanding as of immediately prior to the Company Merger Effective Time, if any, will be calculated in accordance with the applicable provisions of the Company Current Charter, without taking into account accrued and unpaid PIK dividends which will continue to accrue on the Pubco Preferred Shares issued in exchange for such One Energy Preferred Shares, provided, however, that it is assumed, for calculation purposes, consistent with the terms of the Business Combination Agreement, that each outstanding One Energy including that Preferred Share will, at Closing, be cancelled and exchanged for the right to receive one Pubco Preferred Share.

12. Other than (i) Pubco Common Shares issued to TRTL upon Pubco’s formation which will be cancelled in connection with the Business Combination; (ii) the Pubco Common Shares, CSRs and Pubco Warrants to be issued upon consummation of the TRTL Merger; (iii) the Assumed Options issuable by Pubco to former holders of Company Options; (iv) Pubco Common Shares representing the Aggregate Preferred Consideration Shares to be issued to holders of outstanding One Energy Preferred Shares, if any, and the Aggregate Common Share Consideration to be issued to the One Energy Stockholders as of immediately prior to the Company Merger Effective Time, in each case in accordance with the terms of the Business Combination Agreement, and (v) the 200,000 Pubco Common Shares issued to April Subscription Investor in accordance with the terms of the April Subscription Agreement, there are no other issuances of equity securities of Pubco prior to or in connection with the Closing.

13. None of One Energy Stockholders exercises appraisal rights in connection with the Closing.

14. At the Closing, (a) the aggregate principal unpaid amounts of each of (i) the HCGP Note, (ii) the TortoiseEcofin Borrower Note, and (iii) any other unpaid Sponsor Note(s), and (b) the cash portion of any payments due at the Closing pursuant to the Sponsor Loan and Transfer Agreements and April Subscription Agreement, are repaid in accordance with their terms from proceeds from the Business Combination. Additionally, none of the Sponsor Lenders or April Subscription Investor has exercised the put rights set forth in the applicable Sponsor Loan and Transfer Agreements or the April Subscription Agreement.

TRADEMARKS

This proxy statement/prospectus references the trademarks and service marks and trademark and service mark applications of One Energy that are regularly used in branding and marketing. Such applications include U.S. registration applications for the marks OPC (U.S. Serial No. 90/465,468), ONE POWER COMPANY (U.S. Serial No. 90/465,466), WINDMILL LOGO (U.S. Serial No 98/251768, POWER ISLAND (U.S. Serial No. 98/208488), POWER ISLANDS (U.S. Serial No 98/208493), MEGAWATT HUBS (U.S. Serial No. 98/257983), ONE POWER (U.S. Serial No. 98/310150), ONE POWER (DESIGN) (U.S. Serial No. 98/310155) and MHV (U.S. Serial No. 90/241,983), and U.S. Registrations for the marks CONTINUUM (U.S. Reg. No. 4,996,354), GREEN CAMPUS (U.S. Reg. No. 5,656,000), WIND CAMPUS (U.S. Reg. No. 5,438,611), WIND FOR INDUSTRY (U.S. Reg. No. 4,736,682), and MANAGEDHV (U.S. Reg. No. 6,943,992). Such trademarks have been registered with the U.S. Patent and Trademark Office (“USPTO”), as applicable, will be protected under applicable intellectual property laws, and are the property of One Energy or its subsidiaries. This proxy statement/prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Trademarks and service marks are collectively referred to herein as “Trademarks.”

Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains market and industry data, estimates and statistics obtained from third-party sources. Although both TRTL and One Energy are responsible for such information and believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. TRTL’s and One Energy’s internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available or as was available as of referenced dates. While TRTL and One Energy are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

Among these market and industry data and estimates is information contained in a Wind for Industry Market Analysis prepared by One Energy as of September 2020 which is available at https://oneenergy.com/oe-labs/market-studies/ (the “OE Market Analysis”). The OE Market Analysis was prepared by One Energy based on information available as of September 2020, including information derived from public sources that have not been independently verified, but that One Energy believes to be reliable. Nothing contained in the OE Market Analysis shall be considered a comprehensive representation of current information about One Power and its business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, which are statements other than those of historical fact. These forward-looking statements include, among other things, statements about the parties’ ability to close the Business Combination, the timing of the closing of the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of TRTL, One Energy and Pubco prior to the Business Combination and the period following the consummation of the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and on the current expectations, forecasts and assumptions of the management of TRTL and One Energy, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by TRTL and the following:

•	One Energy has a history of losses and may be unable to achieve or sustain profitability;

•	the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•

expectations regarding (and One Energy’s ability to meet expectations regarding) One Power’s strategies and future financial performance, including One Power’s future business plans or objectives, anticipated demand and acceptance of its products, pricing, marketing plans, manufacturing, production and supply capabilities, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures, and One Power’s ability to invest in growth initiatives

•	the outcome of any legal proceedings that may be instituted against TRTL, One Energy, Pubco in connection with the transactions contemplated by the Business Combination Agreement;

•	One Energy has identified certain material weaknesses in its financial reporting;

•	the inability to complete the Business Combination due to the failure to obtain TRTL shareholders’ approval or satisfy other conditions to closing under the Business Combination Agreement;

•	the risk that the proposed Business Combination disrupts current plans and operations of One Energy as a result of the announcement and consummation of the Business Combination;

•	the ability to recognize the anticipated benefits of the Business Combination;

•	unexpected costs related to the proposed Business Combination;

•	the amount of any redemptions by shareholders of TRTL being greater than expected;

•	the ability to list Pubco securities on the NYSE;

•	limited liquidity and trading of Pubco’s securities;

•	geopolitical risk and changes in applicable laws or regulations;

•	the possibility that TRTL, One Energy or Pubco may be adversely affected by other economic, business, and/or competitive factors;

•	the possibility that the COVID-19 pandemic, or another major disease or epidemic, disrupts Pubco’s business;

•

the risk that, following the consummation of the Business Combination, Pubco fails to attract, retain, motivate or integrate its personnel, fail to maintain and continue developing its reputation, or fails to maintain its company culture, in each case negatively affecting its business;

•	the possibility that Pubco may require additional capital to support the growth of its business, which may not be available following the consummation of the Business Combination;

•	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Pubco’s resources;

•	the possibility that expansion of Pubco’s operations may subject it to additional legal and regulatory requirements, including tort liability;

•	risks that the consummation of the Business Combination is substantially delayed or does not occur, impacting the ability of One Power to operate or implement its business plan;

•	the ability of One Power to respond to general economic conditions;

•	the ability of One Power to manage its growth effectively;

•	the ability of One Power to develop and protect its brand;

•	the ability of One Power to respond to changes in government regulation, including regulatory requirements, and changes in market rules, rates, tariffs and environmental laws;

•	the ability of One Power to maintain, protect and enhance its intellectual property; and

•	the ability of One Power to compete with competitors in existing and new markets and offerings.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of TRTL or One Energy prove incorrect, actual results may vary in material respects from those projected in or contemplated by these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to TRTL or One Energy or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, neither TRTL nor One Power undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including the Business Combination Proposal. The following questions and answers do not include all the information that is important to TRTL’s shareholders. TRTL’s shareholders are urged to read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q: Why am I receiving this proxy statement/prospectus?

A: You are receiving this proxy statement/prospectus in connection with the Special Meeting. TRTL is holding the Special Meeting to consider and vote upon the proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

(1)

Proposal 1 - The NTA Proposal - To consider and vote upon a proposal by special resolution to make amendments to the Current Charter, which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by TRTL, prior to the consummation of the Domestication and the proposed Business Combination, to remove from the Current Charter requirements limiting TRTL’s ability to redeem Ordinary Shares and consummate an initial business combination if the amount of such redemptions would cause TRTL to have less than $5,000,001 in net tangible assets. The NTA Proposal is conditioned upon the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the NTA Proposal will have no effect, even if approved by TRTL shareholders. The NTA Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 1: The NTA Proposal.”

(2)

Proposal 2 - The Domestication Proposal - To consider and vote upon a proposal by special resolution to (a) change the domicile of TRTL pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation (the “Domestication”); (b) adopt upon the Domestication taking effect, the certificate of incorporation (the “Interim Charter”), in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of TRTL’s Current Charter and which will remove or amend those provisions of TRTL’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) file a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which TRTL will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. Holders of the Class B Ordinary Shares will have ten votes per share and holders of Class A Ordinary Shares will have one vote per share in respect of any vote to continue TRTL in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of TRTL in such other jurisdiction). The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 2: The Domestication Proposal.”

(3)

Proposal 3 - The Business Combination Proposal - To consider and vote upon a proposal by ordinary resolution to approve the Business Combination Agreement by and among One Energy Enterprises Inc., a Delaware corporation (“One Energy”), TRTL Holding Corp., a Delaware corporation (“Pubco”), TRTL III First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“TRTL Merger Sub”), OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with TRTL Merger Sub, the “Merger Subs”), pursuant to which TRTL and One Energy will become wholly-owned subsidiaries of Pubco.

A copy of the Business Combination Agreement is appended to the accompanying proxy statement/prospectus as Annex A and Annex A-1. The Business Combination Proposal is conditioned upon the approval of the Domestication Proposal. Therefore, if the Domestication Proposal is not approved, then the Business Combination Proposal will have no effect, even if approved by TRTL shareholders. The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 3: The Business Combination Proposal.”

(4)

Proposal 4 - The Charter Proposal - To consider and vote on a proposal by special resolution to approve, in connection with the Business Combination, the adoption of Pubco’s amended and restated certificate of incorporation (the “Proposed Charter”), in the form appended as Annex D to the accompanying proxy statement/prospectus, to be effective upon the consummation of the Business Combination and after consummation of the Domestication. The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Charter Proposal will have no effect, even if approved by TRTL shareholders. The Charter Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 4: The Charter Proposal.”

(5) - (10)

Proposals 5 - 10 - The Organizational Documents Proposals - To consider and vote upon six separate non-binding advisory proposals to approve, by ordinary resolutions, assuming the Business Combination Proposal is approved and adopted, material differences between the Current Charter in effect immediately prior to the Domestication, and the Proposed Charter of Pubco upon completion of the Business Combination, specifically:

Proposal 5

To approve provisions to be included in the Proposed Charter providing that directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Proposal 6

To approve provisions to be included in the Proposed Charter providing that (i) stockholder special meetings may only be called by the Pubco Board pursuant to a resolution adopted by a majority of the Pubco Board and (ii) stockholders may only act at annual and special meetings and not by written consent.

Proposal 7

To approve provisions to be included in the Proposed Charter providing that the amendment of the Proposed Charter and that any amendment of the Proposed Bylaws requires the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Company entitled to vote on such amendment.

Proposal 8

To approve provisions to be included in the Proposed Charter changing the post-Business Combination company’s corporate name to “One Power Company”.

Proposal 9

To approve provisions to be included in the Proposed Charter to remove certain provisions related to TRTL’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

Proposal 10

To approve provisions to be included in the Proposed Charter increasing the total number of authorized shares of all classes of stock to [      ] shares, each with a par value of $0.0001 per share, consisting of (i) [      ] shares of Common Stock and (ii) [      ] shares of preferred stock.

The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “Proposals 5 - 10: The Organizational Documents Proposals.”

(11)

Proposal 11 - The NYSE Proposal - To consider and vote upon a proposal by ordinary resolution for the purposes of complying with the applicable provisions of the NYSE Listing Rule 312.03, to approve the issuance of Pubco Common Shares in connection with the Business Combination and the additional Pubco Common Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under NYSE Listing Rule 312.03. The NYSE Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 11: The NYSE Proposal”.

(12)

Proposal 12 - The Incentive Plan Proposal - To consider and vote on a proposal by ordinary resolution to approve the One Power 2024 Equity Incentive Plan, referred to as the “Incentive Plan,” a copy of which is appended to the accompanying proxy statement/prospectus as Annex F. The board of directors of Pubco (the “Pubco Board”) intends to adopt the Incentive Plan, subject to approval from the shareholders of TRTL, effective upon the Closing, to be used by Pubco on a go-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 12: The Incentive Plan Proposal.”

(13)

Proposal 13 - The Director Election Proposal - To consider and vote upon a proposal by ordinary resolution to elect seven (7) directors to the Pubco Board, a majority of which will be independent under NYSE requirements, including Messrs. Lause, Spang, Templin, and Wellinghoff, four (4) of whom shall be required to qualify as independent directors under NYSE rules, effective upon the Closing. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 13: The Director Election Proposal.”

(14)

Proposal 14 - The Adjournment Proposal - To consider and vote upon a proposal by ordinary resolution to adjourn the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the TRTL Board. This proposal is referred to as the “Adjournment Proposal.” The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 14: The Adjournment Proposal.”

The Required Proposals are interdependent on each other. The NTA Proposal and Organizational Documents Proposals are conditional upon the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. If TRTL’s shareholders do not approve each of the Required Proposals at the Special Meeting, the Business Combination may not be consummated.

Each of the proposals, other than the NTA Proposal, the Domestication Proposal and the Charter Proposal, must be approved by ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

The NTA Proposal, the Domestication Proposal and the Charter Proposal must be approved by special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

Q: What interests do TRTL’s Insiders and advisors have in the Business Combination?

A: In considering the recommendation of the TRTL Board to vote in favor of the Business Combination, Public Shareholders should be aware that TRTL’s Insiders have interests in the Business Combination that are different from, or in addition to, those of TRTL’s other shareholders generally. TRTL’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to TRTL’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•

the fact that the Sponsor originally purchased 8,625,000 Founder Shares (1,650,000 of which were transferred to Anchor Investors and 1,016,000 of which will be transferred to Sponsor Lenders, excluding April Subscription Investor) from TRTL for an aggregate price of $25,000, which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of the Class A Ordinary Shares on May 1, 2024, which was $10.84, would have an aggregate value of approximately $93.49 million as of the same date. If TRTL does not consummate the Business Combination or another initial business combination by October 22, 2024 (unless such date is further extended by TRTL shareholders), and TRTL is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the TRTL Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•

the fact that the 6,933,333 Private Placement Warrants (including the Hennessy Warrants which will be forfeited upon the Closing) originally purchased for $1.50, which warrants will be worthless if a Business Combination is not consummated (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the Private Placement Warrants held by TEB and HCGP is estimated to be approximately $0.84 million, assuming the per warrant value of the Private Placement Warrants is the same as the $0.120 closing price of the Public Warrants on the NYSE on May 1, 2024);

•

Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company (“HCGP”), a member of the Sponsor and an affiliate of TRTL Board member Thomas Hennessey, was issued a promissory note (the “HCGP Note”) in the principal amount of up to $1,000,000 in connection with advances HCGP may make in the future to TRTL for working capital expenses. The HCGP Note bears no interest and is repayable in full upon the earlier of (i) the date on which TRTL consummates its initial business combination and (ii) the date that the winding up of TRTL is effective. At the election of HCGP, all or a portion of the unpaid principal amount of the HCGP Note may be converted into warrants of TRTL at a price of $1.50 per warrant (the “Conversion Warrants”). The Conversion Warrants and their underlying securities are entitled to the registration rights set forth in the HCGP Note. If the Business Combination or another initial business combination is not consummated, the HCGP Note may not be repaid and may not be able to be converted into warrants, pursuant to its terms. As of May 1, 2024, an aggregate of $380,000 is outstanding under the HCGP Note;

•

the fact that TRTL issued the Extension Note to the Sponsor. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid pursuant to its terms;

•

the fact that HCGP and One Energy entered into the Hennessy-OE Side Letter, pursuant to which One Energy agreed to bear responsibility for all expenses of TRTL associated with the proposed Business Combination through the Closing, which reimbursement may make HCGP incentivized to complete a business combination with a less favorable target or on terms less favorable to TRTL shareholders rather than liquidating TRTL;

•

the fact that TRTL’s Insiders have waived their right to redeem their Founder Shares and any other Ordinary Shares held by them, or to receive distributions from the Trust Account with respect to the Founder Shares upon TRTL’s liquidation if TRTL is unable to consummate its initial business combination;

•	the fact that unless TRTL consummates an initial business combination, its directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them in connection with the

Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account). As of May 1, 2024, no directors or officers of TRTL have incurred any expenses for which they expect to be reimbursed at the Closing;

•

the fact that Tortoise Capital Advisors, L.L.C, then an affiliate of TRTL (the “TRTL Investor”) made a $9 million investment in One Energy to purchase 20,115 shares of series A preferred stock of One Energy on April 12, 2023, prior to the execution of the Business Combination Agreement and an employee of the TRTL Investor had been appointed as an observer to One Energy’s board of directors in connection with such investment; and

•

the anticipated election of Thomas Hennessey, director of TRTL, and    ,   of TRTL, as directors of Pubco after the consummation of the Business Combination. As such, in the future, such directors will receive any cash fees, stock options or stock awards that the Pubco Board determines to pay to such directors.

In addition to the interests of TRTL’s Insiders in the Business Combination, TRTL shareholders should be aware that the following have financial interests that may be different from, or in addition to, the interests of TRTL shareholders: (i) Cantor and (ii) CCM, in its capacity as One Energy’s financial advisor in connection with the potential Business Combination and capital markets advisor and lead or joint lead placement agent with respect to a private placement of securities in connection with a business combination with a special purpose acquisition company pursuant to the CCM Engagement Letter, including that:

•

the fact that, pursuant to the underwriting agreement (the “Underwriting Agreement”) entered into by TRTL and the IPO Underwriters in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to $2,113,125, will be payable to Cantor (the “Cantor Transaction Fee”), $200,000 of which is expected to be paid at the Closing to Northland in accordance with the terms of Northland CMA, and approximately $328,281 of which is expected to be paid at the Closing to Seaport pursuant to the terms of Seaport CMA. Accordingly, Cantor has an interest in TRTL completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Cantor will not receive the Cantor Transaction Fee. Cantor currently hasn’t notified TRTL or given any other indication that it will cease involvement in the transaction, such that the Cantor Transaction Fee owed to Cantor, unless modified or waived prior such date, will come due at the Closing.

•	Pursuant to the CCM Engagement Letter, upon consummation of the proposed Business Combination, CCM will be entitled to the following compensation (collectively, the “CCM Advisory Fees”):

(1)	3.0% of the funds not redeemed from the Trust Account in connection with the Business Combination;

(2)

5.0% of any other cash funds available at the Closing of the Business Combination, including, but not limited to, the gross proceeds raised from investors in connection with a private placement of securities in connection with a business combination; and

(3)	1.5% of all funds, if any, that are committed and available (but have not funded) at the Closing, including, but not limited to, forward purchase agreements and equity lines of credit.

Pursuant to the CCM Engagement Letter, in no event will the CCM Advisory Fees be less than $2,000,000 if the Business Combination is consummated. Accordingly, CCM has an interest in TRTL completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, CCM will not receive the CCM Advisory Fees.

Please also see the sections “Certain Other Benefits in the Business Combination,” “Certain Relationships and Related Person Transactions” and “Beneficial Ownership of Securities” for more information on the interests and relationships of TRTL’s Insiders, advisors and the One Energy’s directors and officers in the Business Combination and “Waivers of Deferred Underwriting Fees” for information on the deferred underwriting fees waived by the Waiving Underwriters, and its implications.

Q: Why is TRTL proposing the NTA Proposal?

A: The adoption of the proposed amendments to remove the net asset test limitation from the Current Charter is being proposed in order to facilitate the consummation of the Business Combination, by permitting redemptions by Public Shareholders even if such redemptions result in TRTL having net tangible assets that are less than $5,000,001. The purpose of the net asset test limitation was initially to ensure that the Ordinary Shares are not deemed to be “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the Ordinary Shares and the Pubco Common Shares would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, including the fact that the securities are or will be listed on a national securities exchange, TRTL is presenting the NTA Proposal so that the parties may consummate the Business Combination even if TRTL has $5,000,000 or less in net tangible assets at the Closing.

Q: Why is TRTL proposing the Domestication?

A: The TRTL Board believes that it would be in the best interests of TRTL to effect the Domestication to enable TRTL to avoid certain taxes that would be imposed if it were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the TRTL Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by its officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures TRTL is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to TRTL’s corporate legal affairs following the Business Combination.

The Domestication will not occur unless the TRTL shareholders have approved the Domestication Proposal and the Business Combination Proposal and the Business Combination Agreement is in full force and effect prior to the Domestication.

Q: What is involved with the Domestication?

A: The Domestication will require TRTL to file certain documents in the Cayman Islands and the State of Delaware. At the effective time of the Domestication, TRTL will cease to be an exempted company incorporated under the laws of the Cayman Islands and will continue as a Delaware corporation. The Current Charter will be replaced by the Interim Charter and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q: How will the Domestication affect my TRTL securities?

A: Pursuant to the Domestication and without further action on the part of TRTL’s shareholders: (i) each outstanding Ordinary Share of TRTL will convert to one outstanding share of TRTL common stock and (ii) each outstanding Warrant will convert to a warrant to purchase the applicable number of shares of TRTL common stock.

Q: What changes are being made to TRTL’s Current Charter in connection with the Domestication?

A: In connection with the Domestication, TRTL will be filing the Interim Charter with the Secretary of State of the State of Delaware prior to the Closing, which amends and removes the provisions of the Current Charter that terminate or otherwise become inapplicable because of the Domestication and otherwise provides TRTL’s shareholders with the same or substantially the same rights as they have under the Current Charter.

Q: What are the material U.S. federal income tax consequences of the Domestication to U.S. Holders of Ordinary Shares?

A: For a description of the material U.S. federal income tax consequences of the Domestication, see the description in the section entitled “Proposal 3: The Business Combination Proposal - Material U.S. Federal Income Tax Consequences of the Domestication and the Business Combination to TRTL Shareholders.”

Q: Why is TRTL proposing the Business Combination?

A: TRTL was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Since TRTL’s incorporation, the TRTL Board has sought to identify suitable candidates in order to effect such a transaction. In its review of One Energy, the TRTL Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the TRTL Board has determined that the Business Combination presents a highly attractive business combination opportunity and is in the best interests of TRTL shareholders. The TRTL Board believes that, based on its review and consideration, the Business Combination with One Energy presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Business Combination Agreement and the Current Charter.

Q: What will happen in the Business Combination?

A: Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (i) at least one day prior to the date the Mergers are consummated (the “Closing,” to occur on the “Closing Date”), TRTL will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”), (ii) following the Domestication, TRTL Merger Sub will merge with and into TRTL, with TRTL continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “TRTL Merger”), in connection with which all of the existing securities of TRTL will be exchanged for rights to receive securities of Pubco as follows: (a) each share of TRTL common stock, par value $0.0001 (“TRTL Common Share”) outstanding immediately prior to the effective time of the TRTL Merger shall automatically convert into the right to receive one newly-issued share of Pubco common stock, par value $0.0001 (“Pubco Common Share”) and one Pubco contingent stock right (“CSR”), entitling the holder to a contingent future right, subject to satisfaction of certain trading price-based conditions, to receive a portion of certain Pubco Common Shares otherwise deliverable at the Closing to the founder and Chief Executive of One Energy, as further described below (except with regard to holders of TRTL Class B Shares that have waived their rights to receive CSRs prior to the Closing) and (b) each warrant to purchase shares of TRTL outstanding prior to the TRTL Merger (“TRTL Warrants”) shall automatically convert into the right to receive one Pubco warrant to purchase Pubco Common Shares (“Pubco Warrant”) on substantially the same terms and conditions as the TRTL Warrants, prior to the Closing; (iii) prior to the Company Merger, One Energy shall cause the holders of all of the issued and outstanding One Energy convertible instruments (other than options to purchase One Energy Shares to be assumed by Pubco in connection with the Business Combination) (“Company Convertible Securities”) to either exchange or convert all of their issued and outstanding Company Convertible Securities for One Energy Common Shares, including any accrued or declared but unpaid dividends thereon, at the applicable conversion ratio set forth in One Energy’s governing documents or the terms of applicable instruments (the “Company Exchanges”); (iv) promptly following the Company Exchanges, Company Merger Sub will merge with and into One Energy, with One Energy continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “Company Merger”, and together with the TRTL Merger, the “Mergers”), pursuant to which, other than dissenting shares, if any, (a) all One Energy Common Shares issued and outstanding immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be cancelled and converted into the right to receive such number of newly-issued Pubco Common Shares as shall be determined in accordance with an allocation schedule (the “Allocation Schedule”) to be delivered to TRTL prior and as a condition to Closing pursuant to the terms of the Business Combination Agreement (all such shares, collectively, the “Aggregate Common Share Consideration”), and (b) all issued and outstanding shares of One Energy preferred stock, par value $0.0001 per share (“One Energy Preferred Shares”), if any such shares remain outstanding as of immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be canceled and converted into the right to receive one newly-issued share of Pubco preferred stock, par value $0.0001 per share (“Pubco Preferred Shares”), pursuant to the Allocation Schedule (all such Pubco Preferred Shares, if any, collectively, the “Aggregate Preferred Share Consideration”), which Pubco Preferred shares will have substantially similar rights, preferences and privileges as One Energy Preferred Shares prior to the Closing, provided, that the Pubco Preferred Shares will convert into Pubco Common Shares in accordance with the terms of One Energy Preferred Shares after applying the conversion ratio determined at the Closing in accordance with the terms of the Business Combination Agreement; and (v) all of the options to purchase One Energy shares (“Company Options”), whether vested or unvested, issued and outstanding as of immediately prior to the effective time of the Company Merger will be assumed by Pubco, and in the case of unvested Company Options, accelerate in full and become options to purchase Pubco Common Shares (the “Assumed Options”), subject to adjustments to the number and exercise prices thereof in accordance with the terms of the Business Combination Agreement and as set forth in the Allocation Schedule.

Additionally, at least one day prior to the Closing Date, (i) TRTL shall have caused the Domestication to have occurred and, in connection therewith, shall have caused each Class B Ordinary Share of TRTL, par value $0.0001 (“Class B Ordinary Shares”) to be converted, on a one-for-one basis, into one TRTL Class A ordinary share, par value $0.0001 per share (“Class A Ordinary Share”) and (ii) One Energy shall have caused each outstanding share of One Energy Class B common stock, par value $0.0001 per share (“One Energy Class B Common Share”) to be converted, on a one-for-one basis, into one share of One Energy Class A common stock, par value $0.0001 per share (“One Energy Class A Common Share”, and together with the One Energy Class B Common Share, “One Energy Common Share”).

Q: What form of, and how much, consideration will the One Energy Securityholders receive in return for the acquisition of One Energy by TRTL?

A: The One Energy Securityholders will receive the Pubco Common Shares deliverable at Closing and have the right to receive additional Pubco Common Shares issuable upon achievement of the applicable VWAP in the triggering events specified below.

Pursuant to the terms of the Business Combination Agreement, the total consideration to be delivered to security holders of One Energy (“One Energy Securityholders”), inclusive of Assumed Options, will have an aggregate value equal to the sum of (i) $300,000,000 minus the amount of certain indebtedness of One Energy as of immediately prior to the Closing and (ii) the aggregate amount of the exercise prices of all Company Options that are outstanding and in-the-money as of immediately prior to the effective date of the Company Merger, assuming no cashless exercises of Company Options prior to such date (the “Adjusted Equity Value”), with each holder of One Energy Common Shares (treating One Energy Preferred Shares on an as-converted to One Energy Common Shares basis but excluding shares held as treasury stock) receiving a number of Pubco Common Shares equal to a conversion ratio to be determined at Closing in accordance with the terms of the Business Combination Agreement and the Allocation Schedule delivered thereunder, based on a per Pubco Common Share value of $10.00 per share.

At the Closing, 5.5 million of the total number of Pubco Common Shares otherwise deliverable to Jereme Kent, the founder and Chief Executive Officer of One Energy (the “CSR Escrow Shares”), will be deposited into an escrow account (the “CSR Escrow Account”) to be distributed to the holders of CSRs (“CSR Holders”) in accordance with the terms of a Contingent Stock Rights Agreement (“CSR Agreement”) in the event that the post-Closing trading price of Pubco Common Shares does not equal or exceed a daily VWAP of $12.00 per share over 20 out of any 30 consecutive trading days, during the two-year period after Closing. Immediately following the Closing, CSR Holders (i) are expected to include former holders of non-redeeming Ordinary Shares (which may include former holders of Class B Ordinary Shares that have not waived entitlement to CSRs prior to the Closing, if any) and (ii) may include other investors or participants in financing transactions into which TRTL may enter prior to the Closing in accordance with the terms of the Business Combination Agreement, if any such transactions materialize and are consummated prior to the Closing Date.

In addition to the Aggregate Common Share Consideration, Aggregate Preferred Share Consideration and aggregate Assumed Options to be issued and delivered at the Closing to One Energy Securityholders, stockholders of One Energy as of the Closing Date (“One Energy Stockholders”) will also have the contingent right to receive, after the Closing, up to 5,000,000 additional Pubco Common Shares (“Company Earnout Shares”) if the following conditions occur during the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date (the “Company Earnout Period”):

i.

if the volume weighted average trading price of Pubco Common Shares (“Pubco VWAP”) is greater than $12.50 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, 2,500,000 Pubco Common Shares shall be issued to the One Energy Stockholders; and

ii.

if the Pubco VWAP is greater than $15.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, 2,500,000 Pubco Common Shares shall be issued to the One Energy Stockholders.

Additionally, if, during the Company Earnout Period there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per share (as agreed in good faith by board of directors of Pubco (the “Pubco Board”)) that is greater than or equal to the applicable Pubco VWAP in the triggering events specified above, any applicable Company Earnout Shares that have not previously been issued will be issued to the One Energy Stockholders.

Additionally, TRTL Sponsor has agreed, contingent and effective upon the Closing, to subject 500,000 Pubco Common Shares to be issued to the Sponsor in the TRTL Merger (“Sponsor Earnout Shares”) to contingent forfeiture terms (the “Sponsor Earnout Terms”) during the two-year period commencing on the date immediately following the Closing Date and ending on and including the date of the two-year anniversary of the Closing Date (the “Sponsor Earnout Period”), unless the Pubco VWAP is equal to or greater than $12.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination within the Sponsor Earnout Period (the “Sponsor Triggering Event”). If, during the Sponsor Earnout Period, there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per Pubco Common Share (as agreed in good faith the Pubco Board, together with those individuals who are or were, prior to the Closing, both members of the Sponsor and officers of Pubco (as of the date of the Business Combination Agreement) and hold not less than a majority of the total number of Sponsor Earnout Shares as of the applicable determination date) that is greater than or equal to the Pubco VWAP in the Sponsor Trigger Event, any undistributed Sponsor Earnout Shares will cease to be subject to forfeiture.

One Energy Stockholders that have validly exercised appraisal rights pursuant to Section 262 of the DGCL (“Dissenting Stockholders”) with respect to One Energy Common Shares (“Dissenting Shares”) shall not be entitled to receive any portion of the Merger Consideration with respect to the Dissenting Shares, unless and until such Dissenting Stockholder has effectively withdrawn or lost such dissenting stockholder’s appraisal rights under the DGCL. See Section 262 of the DGCL attached as Annex G.

Q: What are the Contingent Stock Rights?

A: The CSRs are contractual rights to be issued for each Ordinary Share that remains outstanding at the time the Business Combination is consummated and has not, prior to the Closing Date, waived entitlement or receive CSRs in writing, entitling the holder to receive (A) a pro rata portion, among CSR Holders, of the CSR Escrow Shares for failure to meet any of the price maintenance requirements for Pubco Common Shares. CSR Holders are being provided with the opportunity to obtain additional contingent consideration in the form of additional Pubco Common Shares if the trading price of Pubco does not equal or exceed a daily VWAP of $12.00 per share over 20 out of any 30 consecutive trading days, during the two-year period after Closing. Please see “Proposal 3 - The Business Combination Proposal - CSRs” for additional detail regarding the CSRs and the Contingent Stock Rights Agreements. Immediately following the Closing, CSR Holders are currently expected to include (i) former holders of Public Shares that do not redeem such shares in connection with or prior to the Closing and (ii) certain investors or participants in Financing Transactions into which TRTL may enter prior to the Closing in accordance with the terms of the Business Combination Agreement, assuming any such Financing Transactions materialize and are consummated and (iii) any other holders of Ordinary Shares as of immediately prior to the Closing that have not waived entitlement to CSRs in writing prior to the Closing Date.

Q: Did the TRTL Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A: Yes. The TRTL Board obtained a fairness opinion from Houlihan Capital, LLC (“Houlihan Capital”), dated August 14, 2023, which provided that, as of that date and based on and subject to the assumptions, qualifications and other matters set forth therein, the consideration to be paid by TRTL in the Business Combination was fair, from a financial point of view, to the holders of Class A Ordinary Shares. See the section entitled “Proposal No. 3: The Business Combination Proposal - Opinion of Houlihan Capital, the TRTL Board Financial Advisor” of this proxy statement/prospectus for additional information.

Q: What equity stake will current Public Shareholders, the Insiders and the One Energy stockholders hold in Pubco immediately after the completion of the Business Combination?

A: TRTL shareholders that elect not to redeem their Public Shares will experience significant dilution as a result of the Business Combination. TRTL public shareholders currently own approximately 64.28% of total number of outstanding Ordinary Shares of TRTL. If no additional TRTL holders redeem their Class A Ordinary Shares prior to or in connection with the proposed Business Combination and no outstanding TRTL warrants are exercised and the other assumptions described under the section with the heading “Frequently Used Terms - Share Calculations and Ownership Percentages” are accurate, TRTL public shareholders will own approximately 30.6% of Pubco’s total shares outstanding; whereas if the circumstances described as the “Maximum Redemption Scenario,” as further described under the heading “Unaudited Pro Forma Condensed Combined Financial Information” occur, TRTL public shareholders will not own any of Pubco’s total shares outstanding as of immediately after the Closing. Immediately after the proposed Business Combination is consummated, assuming no exercises of TRTL warrants, there will be 8,625,000 Public Warrants and 1,040,000 Private Placement Warrants outstanding (taking into account the forfeiture of the Hennessy Warrants in connection with the Closing). TRTL shareholders who redeem their Public Shares may continue to hold any Public Warrants that they owned prior to redemption, the exercise of which would result in additional dilution to non-redeeming TRTL shareholders.

If any of the TRTL public shareholders exercise their redemption rights, the percentage of Pubco common shares held by the public shareholders will decrease and the percentages of the Pubco’s outstanding common stock held by the Sponsor and by former One Energy Stockholders will increase, in each case relative to the percentages held if none of the TRTL public shares are redeemed.

If any of the TRTL public shareholders redeem their Public Shares at or prior to the Closing in accordance with the Current Charter but continue to hold Public Warrants after the Closing, the aggregate value of the Public

Warrants that may be retained by them, based on the closing trading price per Public Warrant as of May 1, 2024, would be approximately $1.04 million, regardless of the amount of redemptions by the TRTL public shareholders. Upon the issuance of Pubco Common Shares in connection with the Business Combination, the percentage ownership of Pubco by the TRTL public shareholders who do not redeem their Public Shares will be diluted. TRTL public shareholders that do not redeem their public shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming TRTL public shareholders, the exercise of Private Warrants, the exercise of Assumed Options, the issuance of any Earnout Shares and the conversion, exercise or settlement of any other convertible or equity-linked Pubco securities as may be issued by Pubco from time to time, including, without limitation, pursuant to incentive or retention grants made under the Incentive Plan that is the subject of the Incentive Plan Proposal or otherwise. The percentage of the total number of outstanding Pubco common shares that will be owned by TRTL public shareholders as a group immediately after the Closing will vary based on the number of Class A Ordinary Shares for which the holders thereof request redemption in connection with the Business Combination.

The following table illustrates varying ownership levels in Pubco, incorporating the assumptions described above and in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements”, as well as possible sources and extents of dilution to non-redeeming TRTL public shareholders across the redemption scenarios outlined below.

	No Additional Redemptions		25% Redemption		50% Redemption		75% Redemption		Maximum Redemption
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
Former TRTL non-redeeming Public Shareholders	15,519,813	30.6%	11,639,860	24.9%	7,759,907	18.1%	3,879,953	9.9%	—	0%
Former One Energy stockholders (1)	26,890,211	53.0%	26,803,272	57.3%	26,803,272	62.5%	26,803,272	68.7%	26,803,272	76.3%
TRTL Sponsor (2)	5,459,000	10.8%	5,459,000	11.7%	5,459,000	12.7%	5,459,000	14.0%	5,459,000	15.5%
Anchor Investors	1,650,000	3.2%	1,650,000	3.5%	1,650,000	3.8%	1,650,000	4.2%	1,650,000	4.7%
Sponsor Lenders	1,216,000	2.4%	1,216,000	2.6%	1,216,000	2.8%	1,216,000	3.1%	1,216,000	3.5%

Total	50,735,024	100%	46,768,132	100%	42,888,179	100%	39,008,225	100%	35,128,272	100%

Potential sources of dilution:
TRTL Public Warrants	8,625,000	17.0%	8,625,000	18.4%	8,625,000	20.1%	8,625,000	22.1%	8,625,000	24.6%
Private Placement Warrants	1,040,000	2.0%	1,040,000	2.2%	1,040,000	2.4%	1,040,000	2.7%	1,040,000	3.0%
Earnout Shares	5,000,000	9.9%	5,000,000	10.7%	5,000,000	11.7%	5,000,000	12.8%	5,000,000	14.2%
Founder Shares Subject to Contingent Forfeiture	500,000	1.0%	500,000	1.1%	500,000	1.2%	500,000	1.3%	500,000	1.4%
Assumed Options	1,109,789	2.2%	1,196,728	2.6%	1,196,728	2.8%	1,196,728	3.1%	1,196,728	3.4%

(1)

Aggregate Pubco shares issuable to former One Energy stockholders include 3,569,431 of Pubco Preferred Shares issued to former holders of One Energy Preferred Shares on the assumption that there will be 3,569,431 One Energy Preferred Shares outstanding as of immediately prior to the Company Merger under all scenarios except for the No Additional Redemptions Scenario. Shares issuable to former One Energy Stockholders excludes shares underlying Assumed Options.

(2)

The TRTL Sponsor shares exclude 500,000 Pubco shares that will be issued and outstanding as of the Closing Date and subject to the trading price-based contingent forfeiture terms set forth in the transaction documents.

•	Assuming no additional redemptions scenario: This presentation assumes that no additional TRTL public shareholders exercise redemption rights with respect to their public shares.

•

Assuming 25% redemption scenario: This presentation assumes that TRTL public shareholders redeem 25% of the outstanding public shares, resulting in the redemption of 3,879,953 additional public shares for an aggregate redemption payment of $42,079,310, assuming a $10.85 per share redemption price and based on funds in the Trust Account as of April 19, 2024, including the pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•

Assuming 50% redemption scenario: This presentation assumes that TRTL public shareholders redeem 50% of the outstanding public shares, resulting in the redemption of 7,759,906 additional public shares for an aggregate redemption payment of $84,158,620, assuming a $10.85 per share redemption price and based on funds in the Trust Account as of April 19, 2024, including the pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•

Assuming 75% redemption scenario: This presentation assumes that TRTL public shareholders redeem 75% of the outstanding public shares, resulting in the redemption of 11,639,860 additional public shares for an aggregate redemption payment of $126,237,940, assuming a $10.85 per share redemption price and based on funds in the Trust Account as of April 19, 2024, including the pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•

Assuming maximum redemption scenario: This presentation assumes that TRTL public shareholders holding all of the outstanding TRTL public shares exercise redemption rights with respect to their public shares, resulting in the redemption of 15,519,813 public shares for an aggregate redemption payment of $168,317,250, assuming a $10.85 per share redemption price and based on funds in the Trust Account as of April 19, 2024, including the pro rata portion of interest accrued on the Trust Account (net of taxes payable).

The equity issuances included in the foregoing table are not the only sources of potential dilution to the relative ownership and associated voting percentage associated with Pubco shares held by non-redeeming Public Shareholders after the Closing; any additional equity and equity-linked issuances by Pubco may result in additional dilution to Public Shareholders’ percentage ownership in Pubco, potentially significantly, which, in turn, may limit or decrease Public Shareholders’ voting power and ability to influence decision-making with regard to Pubco and may have other effects, as described above and as further described in the “Risk Factors” section of this proxy statement/prospectus.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms - Share Calculations and Ownership Percentages” and, with respect to the determination of the “Maximum Redemption,” the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” Should one or more of the assumptions prove incorrect, actual ownership percentages (and associated percentage voting power) may vary, potentially materially, from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The deferred cash fees to be paid to Cantor upon the Closing, following the withdrawal of the Waiving Underwriters, which will not be adjusted on the basis of the number of redemptions by Public Shareholders at the Closing, totaled $2,113,125.

The following table illustrates the effective underwriter cash fee on a percentage basis for Public Shares at each redemption level identified below.

(in thousands, except share amounts)	No Additional Redemptions	25% Redemption	50% Redemption	75% Redemption	Maximum Redemption
Unredeemed Public Shares	15,519,813	11,639,860	7,759,907	3,879,953	0
Trust proceeds to One Energy	$168,317,250.24	$126,237,937.68	$84,158,625.12	$42,079,312.56	0
Deferred Cash Fee	$2,113,125	$2,113,125	$2,113,125	$2,113,125	$2,113,125
Effective Deferred Cash Fee (%)	1.3%	1.7%	2.5%	5.0%	0%

Q: What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A: After completion of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise redemption rights and, after paying the Redemptions, a portion will be used to pay transaction expenses incurred in connection with the Business Combination and for working capital and general corporate purposes of One Energy, TRTL and their respective subsidiaries. Such funds may also be used to reduce the indebtedness and certain other liabilities of One Energy, TRTL and their respective subsidiaries. As of May 1, 2024, there were investments and cash held in the Trust Account of approximately $168.3 million. These funds will not be released until the earlier of the completion of the Business Combination or the Redemption of the Public Shares if TRTL is unable to complete a Business Combination by October 22, 2024 (unless such date is further extended by the TRTL shareholders) (except that interest earned on the amounts held in the Trust Account may be released earlier as necessary to fund Regulatory Withdrawals and/or to pay for income taxes, if any and up to $100,000 for dissolution expenses).

Q: Do I have redemption rights?

A: If you are a holder of Public Shares, you have the right to redeem such shares for a pro rata portion of the cash held in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. We sometimes refer to these rights to demand redemption of the public shares as “redemption rights.”

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 20% or more of the Public Shares without the prior consent of TRTL Board. Accordingly, all Public Shares in excess of 20% held by a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

Additionally, if you exercise your redemption rights, you will not be entitled to the issuance of CSRs in connection with the Business Combination.

Q: What happens if a substantial number of TRTL’s Public Shareholders vote in favor of the Business Combination proposal and exercise their redemption rights?

A: TRTL’s Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights. Nonetheless, unless the NTA Proposal is approved, the consummation of the Business Combination is conditioned upon, among other things, the net tangible assets condition required in the Current Charter of having $5,000,001 after taking into account the redemption for cash of all Public Shares properly demanded to be redeemed by holders of Public Shares. Assuming the NTA Proposal is approved, The Business Combination may be completed even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemptions by Public Shareholders.

If the Business Combination is completed notwithstanding Redemptions, the Pubco will have fewer Pubco Common Shares and public stockholders, the trading market for Pubco’s securities may be less liquid and Pubco may not be able to meet the minimum listing standards for the NYSE, which is a condition to Closing. Furthermore, the funds available from the Trust Account for working capital purposes of Pubco after the Business Combination may not be sufficient for its future operations and may not allow Pubco to pursue its strategy for growth.

Q: What conditions must be satisfied to complete the Business Combination?

A: In addition to the approval of the Required Proposals, there are a number of closing conditions in the Business Combination Agreement. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section titled “Proposal 3: The Business Combination Proposal - The Business Combination Agreement - Conditions to the Closing of the Business Combination.”

Q: What happens if the Business Combination is not consummated?

A: If TRTL is not able to complete the Business Combination or another initial business combination by October 22, 2024 (unless such date is further extended by TRTL shareholders), TRTL will cease all operations except for the purpose of winding up and redeeming its Public Shares and liquidating the Trust Account, in which case TRTL’s Public Shareholders may only receive the amount in the Trust Account as of the applicable Redemption Date (less any interest earned on the amounts held in the Trust Account released earlier to pay for any taxes and up to $100,000 for dissolution expenses), which would be only approximately $10.85 per share, based on the amount held in the Trust Account as of May 1, 2024, and TRTL’s Warrants will expire and have no value.

Q: When do you expect the Business Combination to be completed?

A: It is currently anticipated that the Business Combination will be consummated as soon as practicable following the Special Meeting, which is set for [ ], 2024; however, (i) such meeting could be adjourned if the Adjournment Proposal is adopted by TRTL’s shareholders at the Special Meeting and the TRTL Shareholders elect to adjourn the Special Meeting to a later date or dates at the determination of the TRTL Board, and (ii) the Closing will not occur until all conditions set forth in the Business Combination Agreement are satisfied or waived. For a description of the conditions for the completion of the Business Combination, see “Proposal 3: The Business Combination Proposal - The Business Combination Agreement - Conditions to the Closing of the Business Combination.”

Q: What proposals are shareholders being asked to vote upon?

A: Shareholders are being asked to vote upon the following proposals:

•	Proposal 1: The NTA Proposal

•	Proposal 2: The Domestication Proposal

•	Proposal 3: The Business Combination Proposal

•	Proposal 4: The Charter Proposal

•	Proposals 5 - 10: The Organizational Documents Proposals

•	Proposal 11: The NYSE Proposal

•	Proposal 12: The Incentive Plan Proposal

•	Proposal 13: The Director Election Proposal

•	Proposal 14: The Adjournment Proposal

If TRTL’s Public Shareholders do not approve each of the Required Proposals, then the Business Combination may not be consummated.

As required by applicable SEC guidance to give shareholders the opportunity to present their views on important corporate governance provisions, TRTL is requesting that its shareholders vote, on a non-binding advisory basis, upon the Organizational Documents Proposals to approve certain governance provisions contained in the Proposed Charter that materially affect shareholder rights, and will be adopted when the Proposed Charter is adopted by Pubco. See “Proposals 5 - 10: The Organizational Documents Proposals.” These separate votes are not otherwise required by Delaware law, but pursuant to SEC guidance, TRTL is required to submit these provisions to its shareholders separately for approval. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on TRTL or the TRTL Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals.

After careful consideration, the TRTL Board has approved the Business Combination Agreement and the Transactions and determined that each of the NTA Proposal, the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, each of the Organizational Documents Proposals, the NYSE Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal is in the best interests of TRTL and recommends that you vote “FOR” or give instruction to vote “FOR” each of these proposals.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q: What material negative factors did the TRTL Board consider in connection with the Business Combination?

A: Among the material negative factors that the TRTL Board considered in its evaluation of the Business Combination were that One Energy is an early-stage company with a history of losses, which may make it difficult for investors to evaluate and, if losses were to continue, might challenge long-term viability of the business; that One Energy not achieving its growth plan and that One Energy may not be able to repay its outstanding indebtedness at or prior to the Business Combination, which could limit its ability to raise additional capital and have other adverse effects on its timeline or ability to pursue its business plans. These factors are discussed in greater detail in the section entitled “Proposal 3: The Business Combination Proposal - TRTL Board’s Reasons for the Approval of the Business Combination,” as well as in the section entitled “Risk Factors - Risks Related to Domestication and the Business Combination.”

Q: What are the potential impacts on the Business Combination and related transactions resulting from the waiver of the deferred underwriting fee by Barclays, Goldman and Academy?

TRTL’s shareholders should be aware that on July 17, 2023, Barclays, Goldman and Academy (collectively, the “Waiving Underwriters”), agreed to waive all rights to their respective portion of the Deferred Discount (as defined in the Underwriting Agreement between the IPO Underwriters and TRTL, dated July 19, 2021) (or approximately $9.96 million of the total $12.075 million of the Deferred Discount). None of Barclays, Goldman or Academy have been formally retained in connection with the Business Combination. TRTL’s shareholders should be aware that the waiver of the deferred underwriting fees by such parties may be an indication that they do not want to be associated with the disclosure in this joint proxy statement/consent solicitation statement/prospectus or the transactions contemplated thereby, and TRTL shareholders should not place any reliance on the participation of these banks prior to such resignation and fee waivers in the transactions contemplated in the joint proxy statement/consent solicitation statement/prospectus. None of the Waiving Underwriters provided a reason for its resignation, and neither TRTL nor One Energy will speculate as to their motivations for resigning from their respective roles. None of the Waiving Underwriters communicated to TRTL or One Energy, and neither TRTL or One Energy are aware, that the resignations were the result of any dispute or disagreement with TRTL or One Energy, including any disagreement relating to the disclosure in this proxy statement/prospectus or any matter relating to TRTL or One Energy operations, prospects, policies, procedures or practices.

The Waiving Underwriters had not been formally retained in connection with the Business Combination, including with respect to identifying and evaluating business combination targets. The Waiving Underwriters waived their entitlement to certain fees which would be owed upon completion of the Business Combination, which were comprised of approximately $4.83 million for Barclay’s, $4.83 million for Goldman and $0.3 million for Academy, as deferred underwriting fees. Such fee waivers for services already rendered are unusual. As a result of their waiver of fees, the transaction fees payable by TRTL at the consummation of the Business Combination will be reduced by an aggregate of approximately $9.96 million. Each of the Waiving Underwriters received underwriting fees in connection with the TRTL IPO, and none of them has received or will receive any fees in connection with the Business Combination, notwithstanding that their services have been largely complete and, as such, their fee waivers could be characterized as gratuitous upon completion of the Business

Combination. None of the Waiving Underwriters prepared or provided any of the disclosures in this proxy statement/prospectus or any analysis underlying such disclosure.

The Waiving Underwriters have also disclaimed any responsibility for any portion of this proxy statement/prospectus. Furthermore, TRTL and, following completion of the Business Combination, Pubco will remain liable for the provisions of the underwriting agreement with the IPO Underwriters that survive their resignation, including, for example, with respect to indemnity and contribution.

It is the understanding of both TRTL and One Energy that the SEC has received similar resignation letters from investment banks in connection with other business combination transactions involving SPACs. When a financial institution is named in a registration statement, it may presume a level of due diligence and independent analysis on the part of such financial institution ordinarily associated with a professional engagement. The waiver of the deferred underwriting fee by the Waiving Underwriters indicates that they do not want to be associated with the disclosure or the underlying business analysis related to this transaction, and the resignation of these banks from other business combination transactions involving SPACs indicates that they do not want to be associated with such disclosure or business analysis for any companies undergoing such transactions.

Because the Waiving Underwriters never rendered any financial advisory services on the Business Combination, TRTL and One Energy do not believe that these resignations will impact in any way the consummation of the Business Combination and neither TRTL nor One Energy expects to hire additional financial advisors in connection with the Business Combination. Nonetheless, it is possible that the Waiving Underwriters’ waivers may adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is negatively impacted, an increased number of TRTL shareholders may vote against the proposed Business Combination or seek to redeem their shares for cash.

Q: How do I exercise my redemption rights?

A: Pursuant to the Current Charter, a Public Shareholder may request that TRTL redeem all or a portion of its Public Shares if the Business Combination is consummated, subject to certain limitations, for cash equal to the pro rata portion of the funds available in the Trust Account. Nonetheless, unless the NTA Proposal is approved, the consummation of the Business Combination is conditioned upon, among other things, the net tangible assets condition required in the Current Charter of having $5,000,001 after taking into account the redemption for cash of all Public Shares properly demanded to be redeemed by holders of Public Shares. As of May 1, 2024, based on funds in the Trust Account of approximately $168.3 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of the Ordinary Shares was approximately $10.85 per share.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a) hold Public Shares or hold Public Shares through TRTL Units and you elect to separate your TRTL Units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b) prior to 5:00 p.m., Eastern Time, on [ ], 2024 (two business days prior to the vote at the Special Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, TRTL’s transfer agent, that TRTL redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of TRTL Units must elect to separate the underlying Public Shares and Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their TRTL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the TRTL Units into the underlying Public Shares and Warrants or if a holder holds TRTL Units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. If you exercise your redemption rights, you will not be entitled to the issuance of CSRs in connection with the Business Combination.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the Business Combination, or such other date as determined by the TRTL Board. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the phone number or address listed at the end of this section.

Any corrected or changed written demand of redemption rights must be received by TRTL’s Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Special Meeting. No demand for Redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Special Meeting.

Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is TRTL’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, TRTL does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, TRTL will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your TRTL shares for cash and will no longer own these shares following the Business Combination.

If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Warrants. Your Warrants will continue to be outstanding following a Redemption of your Public Shares and will become exercisable in connection with the completion of the Business Combination. Holders of Private Warrants do not have redemption rights in connection with the Business Combination. Additionally, if you exercise your redemption rights, you will not be entitled to the issuance of CSRs in connection with the Business Combination.

If you intend to seek redemption of your Public Shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent prior to the meeting, as described in this proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

Q: Will how I vote on the Business Combination proposal affect my ability to exercise redemption rights?

A: No. If you have redemption rights, you may exercise your redemption rights irrespective of whether you vote your Ordinary Shares for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus.

Q: If I am a holder of TRTL Units, can I exercise redemption rights with respect to my TRTL Units?

A: No. Holders of outstanding TRTL Units must elect to separate the TRTL Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If you hold your TRTL Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the TRTL Units into the underlying Public Shares and Public Warrants, or if you hold TRTL Units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. If you fail to cause your Public Shares to be separated and delivered to the Transfer Agent by 5:00 pm, Eastern Time, on [      ], 2024, you will not be able to exercise your redemption rights with respect to your Public Shares.

Q: What are the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights?

A: For a description of the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights, see the description in the section entitled “Proposal 3: The Business Combination Proposal - Material U.S. Federal Income Tax Consequences to Redemption - Tax Consequences to U.S. Holders that Elect to Have Their Ordinary Shares Converted for Cash.”

Q: Do I have appraisal rights in connection with the proposed Business Combination?

A: Shareholders of TRTL do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q: What do I need to do now?

A: TRTL urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a TRTL shareholder. TRTL shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q: How do I vote?

A: The Special Meeting will be held at [ ] a.m./p.m., Eastern Time, on [    ], 2024 at TRTL’s office at 195 US HWY 50, Suite 309, ZEPHYR COVE, NV 89448 and virtually via live webcast. The live webcast of Special Meeting can be accessed by visiting https://www.cstproxy.com/[           ], where you will be able to listen to the meeting live and vote during the meeting.

If you are a holder of record of Ordinary Shares on the Record Date, you may vote at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote, obtain a proxy from your broker, bank or nominee.

Any proxy may be revoked by the person giving it at any time before the polls close at the Special Meeting. A proxy may be revoked by filing with TRTL’s Chief Executive Officer at the following address: TortoiseEcofin

Acquisition Corp. III, 195 US HWY 50, Suite 309, ZEPHYR COVE, NV 89448 either (i) a written notice of revocation bearing a date later than the date of such proxy, (ii) a subsequent proxy relating to the same shares, or (iii) by attending the Special Meeting and voting.

Simply attending the Special Meeting will not constitute revocation of your proxy. If your shares are held in the name of a broker or other nominee who is the record holder, you must follow the instructions of your broker or other nominee to revoke a previously given proxy.

Q: If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A: No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent.

As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal.

This is called a “broker non-vote.” Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.

For the proposals in this proxy statement/prospectus, your broker will not have the discretionary authority to vote your shares. Accordingly, your bank, broker, or other nominee can vote your shares at the Special Meeting only if you provide instructions on how to vote. You should instruct your broker to vote your shares as soon as possible in accordance with directions you provide.

Q: When and where will the Special Meeting be held?

A: The Special Meeting will be held at [ ] a.m./p.m., Eastern Time, on [    ], 2024 at TRTL’s office at 195 US HWY 50, Suite 309, ZEPHYR COVE, NV 89448 and virtually via live webcast, unless the Special Meeting is adjourned.

The live webcast of the Special Meeting can be accessed by visiting https://www.cstproxy.com/[           ], where you will be able to listen to the meeting live and vote during the Special Meeting.

Q: How do I register and attend the Special Meeting?

A: As a registered shareholder, you received a Proxy Card from Continental. The form contains instructions on how to attend the live webcast of the Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the live webcast of the Special Meeting starting [      ], 2024 at 9:00 a.m., Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/[           ], enter your control number, name and email address. Once you pre-register, you can vote your shares. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

Beneficial investors, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Special Meeting, you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the Special Meeting for processing your control number.

If you do not have internet capabilities, you can attend the Special Meeting via a listen-only format by dialing 1 800-450-7155 (toll-free), or +1 857-999-9155 (standard rates apply) outside of the U.S. and Canada; when prompted enter the pin number [      ]. This is listen-only, you will not be able to vote or enter questions during the meeting.

Q: Who is entitled to vote at the Special Meeting?

A: TRTL has fixed [ ], 2024 as the Record Date. If you were a Public Shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Special Meeting. However, a Public Shareholder may only vote his or her shares if he or she is present in person (which would include presence virtually at the Special Meeting) or is represented by proxy at the Special Meeting.

Q: How many votes do I have?

A: Shareholders are entitled to one vote at the Special Meeting for each Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date, there were 15,519,813 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares outstanding.

Q: What constitutes a quorum?

A: The holders of a majority of the issued and outstanding Ordinary Shares of TRTL being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence virtually at the Special Meeting) shall constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn in accordance with the terms of the Current Charter.

As of the Record Date for the Special Meeting, 12,072,407 Ordinary Shares would be required to achieve a quorum.

Q: What vote is required to approve each proposal at the Special Meeting?

A: The following votes are required for each proposal at the Special Meeting:

•

NTA Proposal: The NTA Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Domestication Proposal: The Domestication Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Business Combination Proposal: The Business Combination Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•	Charter Proposal: The Charter Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who,

being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Organizational Documents Proposals: The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

NYSE Proposal: The NYSE Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Incentive Plan Proposal: The Incentive Plan Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Director Election Proposal: The election of the director nominees pursuant to the Director Election Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Adjournment Proposal: The Adjournment Proposal, if presented, must be approved by ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

Q: What are the recommendations of the Board?

A: The TRTL Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are in the best interest of TRTL and recommends that TRTL’s shareholders vote “FOR” the NTA Proposal, “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal, and, if presented at the Special Meeting, “FOR” the Adjournment Proposal.

The existence of financial and personal interests of TRTL’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of the Company and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. These conflicts of interest include, among other things, that if TRTL does not consummate an initial business combination by October 22, 2024 (unless such date is further extended by TRTL shareholders), TRTL may be forced to liquidate and the 8,625,000 Founder Shares owned by TRTL’s Insiders and Anchor Investors would be worthless. See the sections entitled “Proposal 3: The Business Combination Proposal - Interests of TRTL’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” for more information.

Q: How do TRTL’s Insiders intend to vote their shares?

A: The Sponsor, Hennessey and other holders of Class B Ordinary Shares, representing approximately 35.7% of TRTL’s issued and outstanding Ordinary Shares, have agreed to vote all of their Ordinary Shares in favor of a business combination proposed to them for approval, including the Business Combination.

Q: May TRTL’s Insiders, One Energy or their respective affiliates purchase Public Shares or Warrants prior to the Special Meeting?

A: At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding TRTL or TRTL’s securities, TRTL’s Insiders, One Energy and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the Public Shares will not exceed the Redemption Price in accordance with Rule 14 (e)-5 under the Exchange Act. In addition, the persons described above will waive redemption rights, if any, with respect to the Public Shares they acquire in such transactions. However, any Public Shares acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, TRTL will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Public Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Public Shares for which TRTL has received redemption requests.

Q: What happens if I sell my Ordinary Shares before the Special Meeting?

A: The Record Date for the Special Meeting is earlier than the date of the Special Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Ordinary Shares after the applicable record date, but before the Special Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Special Meeting with respect to such shares, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q: May I change my vote after I have mailed my signed proxy card?

A: Yes. Shareholders may send a later-dated, signed proxy card to TRTL’s Chief Executive Officer at the address set forth below so that it is received by TRTL’s Chief Executive Officer prior to the vote at the Special Meeting (which is scheduled to take place on [    ], 2024) or attend the Special Meeting in person (which would include presence virtually at the Special Meeting) and vote. Shareholders also may revoke their proxy by sending a notice of revocation to TRTL’s Chief Executive Officer, which must be received by the Chief Executive Officer prior to the vote at the Special Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q: What happens if I fail to take any action with respect to the Special Meeting?

A: If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by TRTL’s shareholders and consummated, you will become a stockholder and/or warrant holder of Pubco. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of TRTL. However, if you fail to take any action with respect to the Special Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares.

Q: What should I do with my share certificates, warrant certificates and/or unit certificates?

A: Pursuant to the Current Charter, a Public Shareholder may request that TRTL redeem all or a portion of such Public Shareholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a) hold Public Shares or hold Public Shares through TRTL Units and you elect to separate your TRTL Units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b) prior to 5:00 p.m., Eastern Time, on [      ], 2024 (two business days prior to the vote at the Special Meeting):

(i) submit a written request to the Transfer Agent that the Company redeem your Public Shares for cash; and

(ii) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through DTC.

As noted above, holders of TRTL Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. Holders may instruct their broker to do so, or if a holder holds TRTL Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of such Public Shareholder’s Public Shares even if they vote for the Business Combination Proposal.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the Business Combination, or such other date as determined by the TRTL Board. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the phone number or address listed at the end of this section.

If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, TRTL will redeem each Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds and not previously released to TRTL to fund Regulatory Withdrawals and/or to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the Business Combination, or such other date as determined by the TRTL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. TRTL will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Extraordinary General Meeting of the Shareholders - Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Warrant holders should not submit certificates, if any, relating to their Warrants. Public shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.

Upon effectiveness of the Business Combination, holders of Ordinary Shares and Warrants will receive Pubco Common Shares and warrants to receive Pubco Common Shares without needing to take any action and accordingly such holders should not submit the certificates, if any, relating to their Ordinary Shares or Warrants. TRTL’s securities will not trade following the Business Combination.

Q: What should I do if I receive more than one set of voting materials?

A: Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Ordinary Shares.

Q: Who can help answer my questions?

A: If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Advantage Proxy, Inc.

P.O. Box 10904

Yakima, WA 98909

Attn: Karen Smith

Toll Free Telephone: (877) 870-8565

Main Telephone: (206) 870-8565

E-mail: ksmith@advantageproxy.com

You also may obtain additional information about TRTL from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent at the address below prior to 5:00 p.m., Eastern Time, on [    ], 2024 (two business days prior to the vote at the Special Meeting). If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms, please contact:

Mark Zimkind

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, whether or not you plan to attend such meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Business Combination Agreement, attached as Annex A and Annex A-1 to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection therewith. The Business Combination Agreement is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination Agreement.” This proxy statement/prospectus also includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Parties to the Business Combination

TRTL

TRTL is a blank check company incorporated as a Cayman Islands exempted company on February 3, 2021, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

TRTL Units, Class A Ordinary Shares and warrants are currently listed on NYSE under the symbols “TRTL.U,” “TRTL,” “TRTL WS,” respectively. TRTL Units, each consisting of one Class A Ordinary Share and one quarter of a Warrant to purchase one Class A Ordinary Share (each whole warrant entitling the holder thereof to purchase one Class A Ordinary Share), will automatically separate into their component securities upon consummation of the Business Combination and, as a result, will no longer exist as a separate security. TRTL Units, Class A Ordinary Shares and warrants will not be listed following the Closing.

TRTL’s principal executive offices are located at 195 US HWY 50, Suite 309, Zephyr Cove, NV 89448 and its phone number is (239) 288-2275.

On October 19, 2023, TRTL held an extraordinary general meeting in lieu of an annual general meeting of shareholders (the “October Extension Meeting”). At the October Extension Meeting, the shareholders of TRTL, among other things, approved a proposal to amend by special resolution TRTL’s amended and restated memorandum and articles of association (the “October Charter Amendment”) to extend the date by which TRTL has to consummate an initial business combination from October 22, 2023 on a monthly basis up to six times until April 22, 2024 (or such earlier date as determined by the TRTL Board in its sole discretion). Shareholders holding 17,235,298 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $180.9 million was removed from the Trust Account to pay such holders.

In connection with the October Charter Amendment, TRTL issued a promissory note (the “October Extension Note”) in the aggregate principal amount of up to $1,553,823.18 (the “October Extension Funds”) to the Sponsor, pursuant to which the October Extension Funds will be deposited into the Trust Account for the benefit of each outstanding Public Share that was not redeemed in connection with the extension of TRTL’s termination date from October 22, 2023 on a monthly basis up to six times until April 22, 2024.

On April 19, 2024, TRTL held an extraordinary general meeting of shareholders (the “April Extension Meeting”). At the April Extension Meeting, the shareholders of TRTL, among other things, approved a proposal to amend by special resolution TRTL’s amended and restated memorandum and articles of association (the “April Charter Amendment”) to extend the date by which TRTL has to consummate an initial business combination from April 22, 2024 on a monthly basis up to six times until October 22, 2024 (or such earlier date as determined by the TRTL Board in its sole discretion). Shareholders holding 1,744,889 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $18.92 million was removed from the Trust Account to pay such holders.

In connection with the April Extension Meeting, on April 25, 2024, TRTL, the Sponsor, One Energy and the April Subscription Investor entered into the April Subscription Agreement, pursuant to which, the April Subscription Investor agreed to contribute $400,000 to the Sponsor as a capital contribution (“Capital Contribution”), which will generally be treated as part of the April SPAC Loan, as described above, and was loaned by the Sponsor to TRTL for working capital funds and extensions within two business days after the execution of the April Subscription Agreement. In consideration of such Capital Contribution, the April Subscription Investor will receive 200,000 Pubco Common Shares upon consummation of the proposed Business Combination with certain registration rights. Following TRTL’s repayment of the Capital Contribution amount to the Sponsor, the Sponsor, in turn, shall pay an amount equal to the Capital Contribution to the April Subscription Investor within five business days of the Closing (the “Return of Capital”). In addition, within seven days of the Closing, Pubco will pay the April Subscription Investor an additional one-time cash payment in the aggregate amount of $200,000 (the “Cash Payment”).

Additionally, on April 26, 2024, One Energy has re-affirmed its prior commitments regarding One Energy’s responsibility for expenses incurred by TRTL associated with the proposed Business Combination, including a written acknowledgement by One Energy that One Energy is responsible for reimbursement of all the extension expense, among other future expenses that incurred by TRTL related to the completion of the proposed Business Combination.

One Energy

One Energy is an industrial power company and the largest installer of on-site, behind-the-meter, wind energy in the United States. Recognizing that large energy consumers are fed up with the failings of legacy utilities, One Energy developed modern energy services to control cost and risk, such as Wind for Industry® and Managed High Voltage™. One Power is building the customer-centric power grid of the future.

One Energy’s principal executive offices are located at 12385 Township Road 215, Findlay, Ohio, 45840, and its phone number is 877 298 5853.

For more information about One Energy, see the sections entitled “Information About One Energy”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of One Energy” and the financial statements of One Energy included herein.

Pubco

TRTL Holding Corp. was formed as a corporation under the laws of the State of Delaware on February 8, 2024. Pubco was formed for the purpose of effectuating the Business Combination described herein and has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. As a result of the Business Combination, One Energy and TRTL will become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company and change its name to “One Power Company.”

TRTL Merger Sub

TRTL Merger Sub was formed as a corporation under the laws of the State of Delaware on February 8, 2024 and is currently a wholly-owned subsidiary of Pubco. TRTL Merger Sub was formed for the purpose of effectuating the TRTL Merger described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. TRTL Merger Sub will not be the surviving entity in the TRTL Merger, as contemplated by the Business Combination Agreement and described herein.

TRTL Merger Sub’s principal executive offices are located at 195 US HWY 50, Suite 309, Zephyr Cove, NV 89448, and its phone number is (239) 288-2275.

Company Merger Sub

Company Merger Sub was formed as a corporation under the laws of the State of Delaware on February 8, 2024 and is currently a wholly-owned subsidiary of Pubco. Company Merger Sub was formed for the purpose of effectuating the Company Merger described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Company Merger Sub will not be the surviving entity in the Company Merger, as contemplated by the Business Combination Agreement and described herein.

Company Merger Sub’s principal executive offices are located at 195 US HWY 50, Suite 309, Zephyr Cove, NV 89448, and its phone number is (239) 288-2275.

Proposals to be Submitted at the Special Meeting

Proposal 1: The NTA Proposal

As discussed elsewhere in this proxy statement/prospectus, assuming the Business Combination Proposal is approved, TRTL is asking its shareholders to approve the NTA Proposal, which shall be effective, if adopted and implemented by TRTL, prior to the Domestication and the consummation of the proposed Business Combination, to remove the limitation on share redemptions that would cause TRTL to be unable to consummate the Business Combination if redemptions would cause TRTL net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

After consideration of the factors identified and discussed in the section entitled “Proposal 1: The NTA Proposal - Reasons for the NTA Proposal,” the TRTL Board has decided that it would be in the best interests of TRTL to adopt the amendments to the Current Charter set forth in the NTA Proposal.

The NTA Proposal is conditioned upon the approval of the Required Proposals. Therefore, if the Business Combination Proposal is not approved, the NTA Proposal will have no effect, even if approved by TRTL’s shareholders. The NTA Proposal is to be submitted for consideration and approval by the TRTL shareholders by special resolution.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 1: The NTA Proposal.”

Proposal 2: The Domestication Proposal

TRTL and One Energy and the other parties thereto have agreed to the Business Combination under the terms of the Business Combination Agreement. If the Business Combination Proposal (described below) is approved and the Mergers are to be consummated, prior and as a condition to the Closing, TRTL will (a) be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware (which is referred to herein as the “Domestication”); (b) in connection therewith to adopt, upon the

Domestication taking effect, the Interim Charter, in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of TRTL’s Current Charter currently registered with the Registrar of Companies of the Cayman Islands and which will remove or amend those provisions of TRTL’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) file a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which TRTL will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. Upon effectiveness of the Domestication, all of TRTL’s outstanding securities will convert to outstanding securities of the continuing Delaware corporation.

Holders of the Class B Ordinary Shares will have ten votes per share and holders of Class A Ordinary Shares will have one vote per share in respect of any vote to continue TRTL in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of TRTL in such other jurisdiction). After consideration of the factors identified and discussed in the section entitled “Proposal 2: The Domestication Proposal - Reasons for the Domestication,” the TRTL Board has decided that it would be in the best interests of TRTL to effect the Domestication in connection with the Business Combination.

The Domestication Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by TRTL’s shareholders. The Domestication Proposal is to be submitted for consideration and vote by the TRTL shareholders by special resolution.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 2: The Domestication Proposal.”

Proposal 3: The Business Combination Proposal

This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A and Annex A-1, and the Related Agreements. TRTL’s shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination.

Business Combination Agreement

On February 14, 2024, TRTL entered into an Amended and Restated Business Combination Agreement (as may be amended, restated and supplemented from time to time, the “Business Combination Agreement”) with One Energy Enterprises Inc., a Delaware corporation (“One Energy”), TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”), TRTL III First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“TRTL Merger Sub”), OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with TRTL Merger Sub, the “Merger Subs”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Business Combination”). The Business Combination Agreement amends, restates and supersedes the Business Combination Agreement, dated August 14, 2023 (the “Original BCA”), entered into by TRTL, One Energy, and TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of TRTL. The material differences between the Amended and Restated Business Combination Agreement and the Original BCA are as follows: the Business Combination Agreement amends and restates the Original Business Combination Agreement to (i) add Pubco as a party, (ii) clarify that the amount of the aggregate consideration deliverable to One Energy Securityholders at the Closing will be the sum of the Equity Value plus the aggregate exercise prices of all In-the-Money Company Options to purchase One Energy Common Shares outstanding as of immediately prior to the effective time of the Company Merger, assuming no cashless exercises prior to such date, and (iii) reflect other changes related principally to the parties’ mutual agreement to revise the transaction structure in view of certain mechanical aspects of the CSRs to be issued in connection with the Closing, none of which resulted from or reflect significant negotiations or material adjustments to the business or financial terms of the proposed Business Combination relative to the terms and provisions contained in the Original Business Combination Agreement.

On May 13, 2024, TRTL, One Energy, Pubco and the Merger Subs entered into the First Amendment to the Business Combination Agreement (“Amendment No. 1”), which amends the Business Combination Agreement to reflect: (i) a reduction in the number of Sponsor Earnout Shares that will be subject to contingent forfeiture after Closing from 1,750,000 to 500,000 shares, (ii) the receipt of additional loans contributed to TRTL by the Sponsor and (iii) the removal, as a condition to the Closing, of the requirement that TRTL have at least $5,000,001 of net tangible assets at the Closing.

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (i) at least one day prior to the Closing Date (as defined below), TRTL will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”), (ii) following the Domestication, TRTL Merger Sub will merge with and into TRTL, with TRTL continuing as the surviving entity and wholly owned subsidiary of Pubco (the “TRTL Merger”), in connection with which all of the existing securities of TRTL will be exchanged for rights to receive securities of Pubco as follows: (a) each share of TRTL common stock, par value $0.0001 (“TRTL Common Share”) outstanding immediately prior to the TRTL Merger Effective Time shall automatically convert into one share of common stock, par value $0.0001, issued by Pubco (“Pubco Common Share”) and one contingent stock right (“CSR”), entitling the holder to a contingent future right, subject to satisfaction of certain trading price-based conditions, to receive a portion of certain Pubco Common Shares otherwise deliverable at the Closing to the founder and Chief Executive of One Energy, as further described below (except with regard to holders of TRTL Class B Shares that have waived their rights to receive CSRs for their TRTL Class B Shares or TRTL Class A Shares issued upon conversion of their TRTL Class B Shares ) and (b) each warrant to purchase shares of TRTL shall automatically convert into one warrant to purchase Pubco Common Shares (“Pubco Warrant”) on substantially the same terms and conditions; (iii) prior to the Company Merger, One Energy shall cause the holders of all its issued and outstanding convertible instruments (other than options to be assumed by Pubco in connection with the Business Combination) (“Company Convertible Securities”) to either exchange or convert all of their issued and outstanding Company Convertible Securities for One Energy Common Shares (including any accrued or declared but unpaid dividends) at the applicable conversion ratio set forth in the Company’s governing documents or the terms of applicable instruments (the “Company Exchanges”); (iv) promptly following the Company Exchanges, Company Merger Sub will merge with and into One Energy, with One Energy continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “Company Merger”, and together with the TRTL Merger, the “Mergers”), pursuant to which, other than dissenting shares, if any, (a) all One Energy Common Shares issued and outstanding immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be cancelled and converted into the right to receive such number of Pubco Common Shares as shall be determined in accordance with an allocation schedule (the “Allocation Schedule”) to be delivered prior and as a condition to Closing pursuant to the terms of the Business Combination Agreement (all such shares, collectively, the “Aggregate Common Share Consideration”), and (b) all issued and outstanding shares of One Energy preferred stock, par value $0.0001 per share (“One Energy Preferred Shares”), if any such shares remain outstanding as of immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be canceled and converted into the right to receive one share of preferred stock of Pubco, par value $0.0001 per share (“Pubco Preferred Shares”), subject to the Allocation Schedule, with substantially similar rights, preferences and privileges as each One Energy Preferred Share, provided, however, that, Pubco Preferred Shares shall convert into Pubco Common Shares after applying the conversion ratio determined in accordance with the terms of the Business Combination Agreement (all such shares, if any, collectively, the “Aggregate Preferred Share Consideration”); and (v) all of the options to purchase One Energy shares (“Company Options”), whether vested or unvested, issued and outstanding as of immediately prior to the effective time of the Company Merger will be assumed by Pubco and, in the case of unvested Company Options, accelerate in full and become options to purchase Pubco Common Shares (the

“Assumed Options”), subject to adjustments to the number and exercise prices thereof in accordance with the terms of the Business Combination Agreement and as set forth in the Allocation Schedule.

Additionally, at least one day prior to the Closing Date, (i) TRTL shall have caused the Domestication to have occurred and, in connection therewith, shall have caused each Class B Ordinary Share of TRTL, par value $0.0001 (“Class B Ordinary Shares”) that is issued and outstanding as of such date to be converted, on a one-for-one basis, into one Class A Ordinary Share and (ii) One Energy shall have caused each share of One Energy Class B common stock, par value $0.0001 per share (“One Energy Class B Common Share”) that is issued and outstanding as of such date to be converted, on a one-for-one basis, into one share of One Energy Class A common stock, par value $0.0001 per share (“One Energy Class A Common Share”, and together with the One Energy Class B Common Stock, the “One Energy Common Share”).

Pursuant to the terms of the Business Combination Agreement, the total consideration to be delivered to security holders of One Energy (“One Energy Securityholders”), inclusive of Assumed Options, will have an aggregate value equal to the sum of (i) $300,000,000 minus the amount of certain of One Energy’s indebtedness as of immediately prior to the Closing and (ii) the aggregate amount of the exercise prices of all Company Options that are outstanding and in-the-money (as defined in the Business Combination Agreement) as of immediately prior to the effective date of the Company Merger, assuming no cashless exercises of Company Options prior to such date (the “Adjusted Equity Value”), with each holder of One Energy Common Shares (treating shares of One Energy Preferred Shares on an as-converted to One Energy Common Shares basis but excluding shares held as treasury stock) receiving a number of Pubco Common Shares equal to a conversion ratio to be determined at Closing in accordance with the terms of the Business Combination Agreement and the Allocation Schedule delivered thereunder, based on a deemed value per Pubco Common Share of $10.00 per share.

At the Closing, 5.5 million of the total number of Pubco Common Shares otherwise deliverable at the Closing to Jereme Kent, the Chief Executive Officer of One Energy (the “CSR Escrow Shares”), will be deposited into an escrow account (the “CSR Escrow Account”) to be distributed to the holders of CSRs (“CSR Holders”) in accordance with the terms of a Contingent Stock Rights Agreement (“CSR Agreement”) in the event that the post-Closing trading price of Pubco Common Shares does not equal or exceed a daily VWAP of $12.00 per share over 20 out of any 30 consecutive trading days, during the two-year period after Closing. Immediately following the Closing, CSR Holders are expected to include (i) former holders of Ordinary Shares that did not, in the case of holders of Public Shares, redeem their Public Shares at or prior to the consummated of the Business Combination, and in the case of holders of other Ordinary Shares that did not waive entitlement to CSRs in writing prior to the Closing and (ii) investors or other participants in certain Financing Transactions into which TRTL may enter prior to the Closing, if any such transactions materialize and are consummated prior to the Closing Date.

In addition to the Aggregate Common Share Consideration, Aggregate Preferred Share Consideration and Aggregate Options deliverable at the closing of the Business Combination (the “Closing”), One Energy stockholders as of the closing date (the “Closing Date”) of the Mergers (the “One Energy Stockholders”) will have the contingent right to receive up to 5,000,000 additional Pubco Common Shares (the “Company Earnout Shares”) if the following conditions occur during the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date (the “Company Earnout Period”):

i.

if the volume weighted average trading price (“VWAP”) of Pubco Common Shares is greater than $12.50 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, 2,500,000 Pubco Common Shares shall be issued to the One Energy Stockholders; and

ii.

if VWAP of Pubco Common Shares is greater than $15.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, 2,500,000 Pubco Common Shares shall be issued to the One Energy Stockholders.

Additionally, if, during the Company Earnout Period there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per share (as agreed in good faith by the Pubco Board) that is greater than or equal to the applicable VWAP in the triggering events specified above, any applicable Company Earnout Shares that have not previously been issued will be issued to the One Energy Stockholders.

Additionally, TRTL Sponsor has agreed, contingent upon the Closing, to subject 500,000 Pubco Common Shares to be issued to the Sponsor in the TRTL Merger (“Sponsor Earnout Shares”) to contingent forfeiture terms (the “Sponsor Earnout Terms”) during the two-year period commencing on the date immediately following the Closing Date and ending on and including the date of the two-year anniversary of the Closing Date (the “Sponsor Earnout Period”), unless the VWAP of Pubco Common Shares is equal to or greater than $12.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination within the Sponsor Earnout Period (the “Sponsor Triggering Event”). If, during the Sponsor Earnout Period, there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per Pubco Common Share (as agreed in good faith the Pubco Board, together with those individuals who are or were, prior to the Closing, both members of the Sponsor and officers of Pubco (as of the date of the Business Combination Agreement) and hold not less than a majority of the total number of Sponsor Earnout Shares as of the applicable determination date) that is greater than or equal to the VWAP for Pubco Common Shares in the Sponsor Trigger Event, any undistributed Sponsor Earnout Shares will cease to be subject to forfeiture.

Related Agreements

Sponsor Letter Agreement

In connection with the execution of the Original BCA, the Sponsor entered into the Original Sponsor Letter agreement (the “Original Sponsor Letter Agreement”) with TRTL and One Energy, pursuant to which the Sponsor and each of the TRTL shareholders party thereto agreed to (a) vote in favor of the Business Combination Agreement and the Transactions, (b) not transfer their TRTL Shares during the period between the signing of the Business Combination Agreement and the Closing, and (c) waive any adjustment to the conversion ratio set forth in the governing documents of TRTL or any other anti-dilution or similar protection with respect to their TRTL Shares.

Subsequently, the Sponsor entered into the Amended & Restated Sponsor Letter Agreement dated as of May 13, 2024 (the “Sponsor Letter Agreement”), with Pubco, TRTL, One Energy and certain holders of Class B Ordinary Shares (“Class B Holders”, excluding the Anchor Investors), which amends, restates and replaces the Original Sponsor Letter Agreement and pursuant to which, among other things, the Class B Holders agreed to (a) vote their shares in favor of the proposed Business Combination and not transfer any such shares while Sponsor Letter Agreement remains in effect, subject to certain limited exceptions, as such Class B Holders had previously agreed under the Insider Letter Agreement entered into at the time of the IPO, and (b) waive any adjustment to the conversion ratio set forth in TRTL’s governing documents and other anti-dilution or similar protection with respect to the Class B Ordinary Shares held by them in connection with the consummation of the proposed Business Combination and (c) be bound by certain terms of the Business Combination Agreement. Additionally, (i) Pubco, which was not a party to the Original Sponsor Letter Agreement, became a party to the agreement, and (ii) the Class B Holders, agreed, together with TRTL and Pubco, solely for the limited purposes of applicable provisions, that, effective as of the date of the Closing Date, the original lock-up terms applicable to the Sponsor and each other party set forth in the Insider Letter Agreement would be extended to the Revised Lock-Up Terms except in the case of (1) certain permitted transfers described in the Sponsor Letter Agreement and (2) the Sponsor Lender Shares transferable to the Sponsor Lenders at Closing pursuant to the Sponsor Loan and Transfer Agreements(which lock-up release was among the material benefits offered to the Sponsor Lenders in consideration for the loans made by them to the Sponsor for the benefit of TRTL ((with the April Subscription Investor also being provided the benefit of not having the Pubco shares issuable to such investor at the Closing pursuant to the April Subscription Agreement being subjected to lock-up restrictions as consideration for such investor’s contribution of funds to the Sponsor, for the benefit of TRTL, pursuant to the April Subscription Agreement)), in all events and cases (except as described above with respect to the Sponsor Lenders) without additional consideration being offered or paid to any party to the Sponsor Letter Agreement.

Stockholder Support Agreement

In connection with the execution of the Original BCA, Jereme Kent, CAS Ohio LLC and RES Ohio LLC (collectively, the “Supporting Company Stockholders”) entered into a transaction support agreement (the “Original Support Agreement”), pursuant to which, among other things, each such Supporting Company Stockholder agreed to, (a) support and vote in favor of the Original BCA and the ancillary documents to which One Energy is or will be a party and the Business Combination, (b) not transfer their One Energy shares during the Interim Period prior to the Closing, and (c) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing.

On May 13, 2024, the Supporting Company Stockholders, along with TRTL, One Energy and Pubco, entered into an Amended and Restated Stockholder Support Agreement (the “Stockholder Support Agreement”) which supersedes the Original Support Agreement and pursuant to which, among other things, each such Supporting Company Stockholder agreed to, (a) support and vote in favor of the Business Combination Agreement and the ancillary documents to which One Energy is or will be a party and the Business Combination, (b) not transfer their One Energy shares during the Interim Period prior to the Closing, and (c) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing.

Lock-Up Agreements

At or prior to the Closing, (i) certain pre-Closing One Energy Stockholders, (ii) the board members of Pubco, and (iii) Jereme Kent (each a “Locked-Up Party”) shall enter into lock up agreements (each such agreement, a “Lock-Up Agreement”) with Pubco in substantially the same form except for variations in the lock-up period (the “Lock-Up Period”) for each category of the Locked-Up Party. Pursuant to the Lock-Up Agreements, (A) Pubco Common Shares held by such Locked-Up Party immediately following the Closing, other than any shares purchased pursuant to a subscription agreement, and (B) any Pubco Common Shares issued to such Locked-Up Party upon the exercise of any Assumed Options held by such party, if any (the “Lock-Up Shares”), will be subject to certain transfer restrictions, with certain customary exceptions. Pursuant to the Lock-Up Agreement,

(i)	the Lock-Up Period for certain pre-Closing One Energy Stockholders, will be twelve months after the Closing;

(ii)	the Lock-Up Period for the board members of Pubco, will be twenty-four months after the Closing; and

(iii)	the Lock-Up Period for Jereme Kent, will be thirty-six months after the Closing.

Registration Rights Agreement

Prior to the Closing, Pubco, the Sponsor and certain One Energy stockholders will enter into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Sponsor and certain other shareholders of TRTL and certain One Energy stockholders shall have registration rights that will obligate Pubco to register for resale under the Securities Act all or any portion of the (i) Pubco Common Shares issued to the One Energy stockholders as Transaction Consideration Shares, (ii) the Pubco

Common Share held by the Sponsor and other legacy shareholders of TRTL, (iii) the Pubco Common Shares issued upon conversion of the shares of TRTL Class B Common Stock in connection with the TRTL Merger, and (iv) the Pubco Common Shares issuable upon exercise of all warrants held by the TRTL shareholders (together with any capital shares or other securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”). Pursuant to the Registration Rights Agreement, among other things, Pubco shall prepare and file a shelf resale registration statement with respect to the registrable securities under the Registration Rights Agreement no later than 60 calendar days prior to the expiration of the applicable post-Closing lock-up period. TRTL shareholders who hold a majority in interest of the Registrable Securities held by the legacy TRTL shareholders or One Energy stockholders who hold a majority in interest of the Registrable securities held by the legacy One Energy stockholders, will be entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities. Subject to certain exceptions, if any time after the Closing, Pubco proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, Pubco shall give notice to the TRTL shareholders holding Registrable Securities and the One Energy stockholders holding Registrable Securities, as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs. In addition, subject to certain exceptions, the TRTL shareholders and the One Energy stockholders holding Registrable Securities will be entitled under the Registration Rights Agreement to request in writing that Pubco register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. Under the Registration Rights Agreement, Pubco will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify Pubco and certain persons or entities related to Pubco, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

Contingent Stock Rights Agreement

Prior to or in connection with the Closing, Pubco, Jereme Kent and Continental Stock Transfer & Trust Company will enter into a contingent stock rights agreement (the “Contingent Stock Rights Agreement”), pursuant to which, at the Closing, 5.5 million of the total number of Pubco Common Shares otherwise deliverable to Jereme Kent, the founder and Chief Executive Officer of One Energy (the “CSR Escrow Shares”), will be deposited into an escrow account (the “CSR Escrow Account”) to be distributed to the holders of CSRs (“CSR Holders”) in the event that the post-Closing trading price of Pubco Common Shares does not equal or exceed a daily VWAP of $12.00 per share over 20 out of any 30 consecutive trading days, during the two-year period after Closing. Immediately following the Closing, CSR Holders (i) are expected to include former holders of non-redeeming Ordinary Shares (which may include former holders of Class B Ordinary Shares that have not waived entitlement to CSRs prior to the Closing, if any) and (ii) may include other investors or participants in Financing Transactions into which TRTL may enter prior to the Closing in accordance with the terms of the Business Combination Agreement, if any such transactions materialize and are consummated prior to the Closing Date.

The foregoing descriptions of the Related Agreements are qualified in their entirety by reference to the full text of the respective forms of the Related Agreements, copies of which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Organizational Structure

The diagrams below depict simplified versions of the current organizational structures of TRTL and One Energy, respectively.

TRTL Current Organizational Structure

One Energy Current Organizational Structure

The diagram below depicts a simplified version of Pubco’s organizational structure immediately following the completion of the Business Combination (assuming no redemptions by TRTL’s public shareholders).

Pubco Post-Business Combination

Additional Information

For additional information, including information about certain material U.S. Federal Income Tax Consequences to U.S. Holders of Public Shares and other agreements relating to the Business Combination, see the section of this proxy statement/prospectus entitled “Proposal 3: The Business Combination Proposal.”

Proposal 4: The Charter Proposal

In connection with the Business Combination, TRTL is asking its shareholders to approve a proposal for Pubco to adopt the Proposed Charter, to be effective upon the consummation of the Business Combination. The Proposed Charter (i) includes supermajority voting standards in connection with the removal of directors for cause, amendment of the number of directors and term of directors’ office provisions of the Proposed Charter, and stockholder amendments to the Proposed Bylaws; (ii) provides that stockholder special meetings may only be called by the Pubco Board or by demand from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of Pubco; (iii) does not include the right of the stockholders to take action by written consent; (iv) does not include certain blank check provisions that will not be necessary upon consummation of the Business Combination; (v) changes Pubco name to “One Power Company” following the Closing; and (vi) provides for an increased number of shares of Pubco capital stock that Pubco is authorized to issue as compared to the Current Charter.

The Charter Proposal is set forth in the section entitled “Proposal 4: The Charter Proposal” of this proxy statement/prospectus.

The Proposed Charter differs in material respects from the Interim Charter and TRTL urges shareholders to carefully consult the information set out in the section entitled “Proposal 4: The Charter Proposal” and the full text of the Proposed Charter, attached hereto as Annex D. The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business

Combination Proposal or the Domestication Proposal is not approved, the Charter Proposal will have no effect, even if approved by TRTL’s shareholders. The Charter Proposal is not conditioned on the separate approval of the Organizational Documents Proposals. The Charter Proposal is to be submitted for consideration and vote by the TRTL shareholders by special resolution.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 4: The Charter Proposal.”

Proposals 5 - 10: The Organizational Documents Proposals

TRTL’s shareholders are also being asked to approve, on a non-binding advisory basis, the Organizational Documents Proposals, which relate to certain corporate governance provisions in the Proposed Charter that will be adopted when the Proposed Charter is adopted, if the Charter Proposal is approved. These separate votes are not otherwise required by Cayman Islands or Delaware law, but are required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions. The Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals.

The Organizational Documents Proposals relate to the Proposed Charter which: (i) includes majority voting standards in connection with the removal of directors, amendment of the Proposed Charter, and stockholder amendments to the Proposed Bylaws; (ii) provides that stockholder special meetings may only be called by the Pubco Board; (iii) does not include the right of the stockholders to take action by written consent; (iv) does not include certain blank check provisions that will not be necessary upon consummation of the Business Combination; (v) changes Pubco’s name to “One Power Company” following the Closing; and (vi) provides for an increased number of shares of Pubco capital stock that Pubco is authorized to issue as compared to the Current Charter.

For additional information, see the sections of this proxy statement/prospectus entitled “Proposals 5-10: The Organizational Documents Proposals.”

Proposal 11: The NYSE Proposal

Assuming the Domestication Proposal, the Business Combination Proposal and the Charter Proposal are approved, TRTL’s shareholders are also being asked to consider and vote on a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of Pubco Common Shares in connection with the Business Combination and the additional Pubco Common Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under NYSE Listing Rule 312.03. The NYSE Proposal is to be submitted for consideration and vote by the TRTL shareholders by ordinary resolution.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 11: The NYSE Proposal.”

Proposal 12: The Incentive Plan Proposal

Assuming the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE Proposal are approved, TRTL’s shareholders are also being asked to approve the Incentive Plan Proposal.

TRTL expects that, prior to the consummation of the Business Combination, the Pubco Board will approve and adopt the Incentive Plan. TRTL shareholders should carefully read the entire Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex F, before voting on this proposal. The Incentive Plan Proposal is to be submitted for consideration and vote by the TRTL shareholders by ordinary resolution.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 12: The Incentive Plan Proposal.”

Proposal 13: The Director Election Proposal

To consider and vote upon the election of seven (7) directors, who, upon consummation of the Business Combination, will constitute all the members of the Pubco Board. The Director Election Proposal is being submitted for consideration and vote by the TRTL Shareholders by ordinary resolution.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 13: The Director Election Proposal.”

Proposal 14: The Adjournment Proposal

The Adjournment Proposal allows the TRTL Board to submit a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the TRTL Board. If the Adjournment Proposal is presented to the Public Shareholders, it will be submitted to consideration and vote by ordinary resolution.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 14: The Adjournment Proposal.”

Date and Time and Place of Special Meeting

The Special Meeting will be at 10:00 a.m., Eastern Time, on [     ], 2024, at TRTL’s offices at 195 US HWY 50, Suite 309, Zephyr Cove, NV 89448 and virtually via live webcast at https://www.cstproxy.com/[           ], to consider and vote upon the proposals to be submitted to the Special Meeting, including if necessary or desirable, the Adjournment Proposal.

The live webcast of the Special Meeting can be accessed by visiting https://www.cstproxy.com/[        ], where you will be able to listen to the meeting live and vote during the meeting. Please have your control number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact the Continental, the transfer agent.

Registering for the Special Meeting

As a registered shareholder, you received a Proxy Card from Continental. The form contains instructions on how to attend the live webcast of the Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the live webcast of the Special Meeting starting on [      ], 2024 at 9:00 a.m., Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/[           ], enter your control number, name and email address. Once you pre-register you can vote your shares. At the start of the Special Meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the Special Meeting.

Beneficial investors, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Special Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. Either way, you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the Special Meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the Special Meeting by dialing [      ], within the U.S. or Canada, or [      ], outside the U.S. and Canada (standard rates apply); when prompted, enter the pin number [      ]. This is listen-only, you will not be able to vote or enter questions during the Special Meeting. If you attend the Special Meeting in person, you will be able to communicate with other shareholders and vote at the Special Meeting.

Voting Power; Record Date

Shareholders of TRTL will be entitled to vote or direct votes to be cast at the Special Meeting if they owned Ordinary Shares at the close of business on [     ], 2024, which is the record date for the Special Meeting (the “Record Date”). Shareholders of TRTL will have one vote for each Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. TRTL’s Warrants do not have voting rights. As of the close of business on the Record Date, there were 15,519,813 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares outstanding.

Quorum and Vote of Shareholders

A quorum of TRTL’s shareholders is necessary to hold a valid meeting. The holders of a majority of the issued and outstanding Ordinary Shares, being individuals present in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence virtually at the Special Meeting), shall constitute a quorum. In the absence of a quorum, the Chairperson of the Special Meeting has the power to adjourn the Special Meeting. As of the Record Date for the Special Meeting, 12,072,407 Ordinary Shares would be required to achieve a quorum.

The Insiders at the time of the IPO entered into the Insider Letter Agreement, pursuant to which the Insiders agreed to vote their Founder Shares, as well as any Public Shares purchased during or after the IPO, in favor of the Business Combination Proposal. The Anchor Investors have agreed to vote the Founder Shares they purchased from the Sponsor in favor of the Business Combination Proposal. As of the Record Date, the Insiders and Anchor Investors own approximately 35.7% of TRTL’s total outstanding Ordinary Shares as a result of redemptions in connection with the April Extension Meeting.

The following votes are required for each proposal at the Special Meeting:

•

NTA Proposal: The NTA Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Domestication Proposal: The Domestication Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. Holders of the Class B Ordinary Shares will have ten votes per share and holders of Class A Ordinary Shares will have one vote per share in respect of any vote to continue TRTL in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of TRTL in such other jurisdiction).

•

Business Combination Proposal: The Business Combination Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Charter Proposal: The Charter Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Organizational Documents Proposals: The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

NYSE Proposal: The NYSE Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Incentive Plan Proposal: The Incentive Plan Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Director Election Proposal: The election of the director nominees pursuant to the Director Election Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

•

Adjournment Proposal: The Adjournment Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Special Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting.

Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the proposals.

Redemption Rights

Pursuant to the Current Charter, a Public Shareholder may request that TRTL redeem all or a portion of such Public Shareholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)

hold Public Shares or hold Public Shares through TRTL Units and you elect to separate your TRTL Units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)

prior to 5:00 p.m., Eastern Time, on [ ], 2024 (two business days prior to the vote at the Special Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, TRTL’s transfer agent (the “Transfer Agent”), that TRTL redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

As noted above, holders of TRTL Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their TRTL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the TRTL Units into the underlying Public Shares and Public Warrants, or if a holder holds TRTL Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.

Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the Business Combination, or such other date as determined by the TRTL Board. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, TRTL will redeem each such Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to TRTL to fund Regulatory Withdrawals and/or to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares. As of May 1, 2024, this would have amounted to approximately $10.85 per Public Share.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the Business Combination, or such other date as determined by the TRTL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. TRTL will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Extraordinary General Meeting of the Shareholders - Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 20% of the Public Shares without the prior consent of TRTL Board. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

In order for Public Shareholders to exercise their redemption rights in respect of the Business Combination Proposal, Public Shareholders must properly exercise their right to redeem the Public Shares they hold and deliver their share certificates (if any) and other redemption forms (either physically or electronically) to the transfer agent prior to 5:00 p.m., Eastern Time, on [      ], 2024 (two business days prior to the vote at the Special Meeting). Immediately following the consummation of the Business Combination, TRTL will satisfy the exercise of redemption rights by redeeming the Public Shares issued to the Public Shareholders that validly exercised their redemption rights.

Holders of TRTL’s Warrants will not have redemption rights with respect to any of their Warrants (including any Ordinary Shares underlying Warrants).

Appraisal Rights

Shareholders of TRTL do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. TRTL has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person (which would include presence virtually at the special meeting) if it revokes its proxy before the Special Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting - Revoking Your Proxy.”

Interests of TRTL’s Insiders, Officers and Directors in the Business Combination

In considering the recommendation of the TRTL Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, TRTL’s Insiders, directors and officers have interests in the Business Combination that are different from, or in addition to, those of TRTL’s other shareholders generally. TRTL’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to TRTL’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•

the fact that the Sponsor originally purchased 8,625,000 Founder Shares (1,650,000 of which were transferred to Anchor Investors and 1,016,000 of which will be transferred to Sponsor Lenders, excluding the April Subscription Investor) from TRTL for an aggregate price of $25,000, which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of the Class A Ordinary Shares on May 1, 2024, which was $10.84, would have an aggregate value of approximately $93.49 million as of the same date. If TRTL does not consummate the Business Combination or another initial business combination by October 22, 2024 (unless such date is further extended by TRTL shareholders), and TRTL is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the TRTL Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•

the fact that the 6,933,333 Private Placement Warrants (including the Hennessy Warrants which will be forfeited upon the Closing) originally purchased for $1.50, which warrants will be worthless if a Business Combination is not consummated (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the Private Placement Warrants held by TEB and HCGP is estimated to be approximately $0.84 million, assuming the per warrant value of the Private Placement Warrants is the same as the $0.1205 closing price of the Public Warrants on the NYSE on May 1, 2024);

•	Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company (“HCGP”), a member of the Sponsor and an affiliate of TRTL Board member Thomas Hennessey, was issued a promissory note (the “HCGP Note”) in the principal amount of up to $1,000,000 in connection with advances HCGP may make in the future to TRTL for working capital expenses. The HCGP Note bears no interest and is repayable in full upon the earlier of (i) the date on which TRTL consummates its initial business combination and (ii) the date that the winding up of TRTL is effective. At the election of HCGP, all or a portion of the unpaid principal amount of the HCGP Note may be converted into warrants of TRTL at a price of $1.50 per warrant (the “Conversion Warrants”). The Conversion Warrants and their underlying securities are entitled to the registration rights set forth in the HCGP Note. If the Business Combination or another initial business combination is not consummated, the HCGP Note may not be repaid and may not be able to be converted into warrants, pursuant to its terms. As of May 1, 2024, an aggregate of $380,000 was outstanding under the HCGP Note;

•

the fact that TRTL issued the Extension Note to the Sponsor. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid pursuant to its terms;

•

the fact that HCGP and One Energy entered into the Hennessy-OE Side Letter, pursuant to which One Energy agreed to bear responsibility for all expenses of TRTL associated with the proposed Business Combination through the Closing, which reimbursement may make HCGP incentivized to complete a business combination with a less favorable target or on terms less favorable to TRTL shareholders rather than liquidating TRTL;

•

the fact that TRTL’s Insiders have waived their right to redeem their Founder Shares and any other Ordinary Shares held by them, or to receive distributions from the Trust Account with respect to the Founder Shares upon TRTL’s liquidation if TRTL is unable to consummate its initial business combination;

•

the fact that unless TRTL consummates an initial business combination, its directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account). As of May 1, 2024, no directors or officers of TRTL have incurred any expenses for which they expect to be reimbursed at the Closing;

•

the fact that Tortoise Capital Advisors, L.L.C, then an affiliate of TRTL (the “TRTL Investor”) made a $9 million investment in One Energy to purchase 20,115 shares of series A preferred stock of One Energy on April 12, 2023, prior to the execution of the Business Combination Agreement and an employee of the TRTL Investor had been appointed as an observer to One Energy’s board of directors in connection with such investment; and

•

the anticipated election of Thomas Hennessey, director of TRTL, and    , [ ] of TRTL, as directors of Pubco after the consummation of the Business Combination. As such, in the future, such directors will receive any cash fees, stock options or stock awards that the Pubco Board determines to pay to such directors.

In addition to the interests of TRTL’s Insiders in the Business Combination, TRTL shareholders should be aware that the following have financial interests that may be different from, or in addition to, the interests of TRTL shareholders: (i) Cantor and (ii) CCM, in its capacity as One Energy’s financial advisor in connection with the potential Business Combination and capital markets advisor and lead or joint lead placement agent with respect to a private placement of securities in connection with a business combination with a special purpose acquisition company pursuant to the CCM Engagement Letter, including that:

•	the fact that, pursuant to the underwriting agreement (the “Underwriting Agreement”) entered into by TRTL and the IPO Underwriters in connection with the IPO, upon consummation of the Business

Combination, a transaction fee equal to $2,113,125, will be payable to Cantor (the “Cantor Transaction Fee”), $200,000 of which is expected to be paid at the Closing to Northland in accordance with the terms of Northland CMA, and approximately $328,281 of which is expected to be paid at the Closing to Seaport pursuant to the terms of Seaport CMA. Accordingly, Cantor has an interest in TRTL completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Cantor will not receive the Cantor Transaction Fee. Cantor currently hasn’t notified TRTL or given any other indication that it will cease involvement in the transaction, such that the Cantor Transaction Fee owed to Cantor, unless modified or waived prior such date, will come due at the Closing.

•	Pursuant to the CCM Engagement Letter, upon consummation of the proposed Business Combination, CCM will be entitled to the following compensation (collectively, the “CCM Advisory Fees”):

(1)	3.0% of the funds not redeemed from the Trust Account in connection with the Business Combination;

(2)

5.0% of any other cash funds available at the Closing of the Business Combination, including, but not limited to, the gross proceeds raised from investors in connection with a private placement of securities in connection with a business combination; and

(3)	1.5% of all funds, if any, that are committed and available (but have not funded) at the Closing, including, but not limited to, forward purchase agreements and equity lines of credit.

Pursuant to the CCM Engagement Letter, in no event will the CCM Advisory Fees be less than $2,000,000 if the Business Combination is consummated. Accordingly, CCM has an interest in TRTL completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, CCM will not receive the CCM Advisory Fees.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding TRTL or TRTL’s securities, TRTL’s Insiders, and One Energy and/or their respective affiliates may purchase Public Shares and/or Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the Public Shares will not exceed the Redemption Price. In addition, the persons described above will waive redemption rights, if any, with respect to the Public Shares they acquire in such transactions. However, any Public Shares acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, TRTL will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Public Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Ordinary Shares for which TRTL has received redemption requests.

The existence of financial and personal interests of TRTL’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of the Company and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “Risk Factors”, “Proposal 3: The Business Combination Proposal - Interests of TRTL’s Directors and Officers and Others in the Business Combination and “Beneficial Ownership of Securities” and “Proposal 3: The Business Combination Proposal - Recommendation of the TRTL Board and Reasons for the Business Combination” for more information and other risks.

Recommendation of the Board

The TRTL Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are in the best interest of TRTL and recommends that TRTL’s shareholders vote “FOR” the NTA Proposal, “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal, and, if presented at the special Meeting, “FOR” the Adjournment Proposal.

Conditions to the Closing of the Business Combination

For a discussion of the conditions to the closing of the Business Combination, please see “Proposal 3: The Business Combination Proposal.”

United States Federal Income Tax Consequences

For a description of the United States federal income tax considerations of an exercise of redemption rights, the domestication and the Business Combination, please see “Proposal 3: The Business Combination Proposal - Material U.S. Federal Income Tax Consequences to Redemption - Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash” and “Proposal 3: The Business Combination Proposal - Material U.S. Federal Income Tax Consequences of the Domestication and the Business Combination to TRTL Shareholders.”

Anticipated Accounting Treatment

For a discussion summarizing the anticipated accounting treatment of the Business Combination, please see “Proposal 3: The Business Combination Proposal - Material U.S. Federal Income Tax Consequences to Redemption - Anticipated Accounting Treatment.”

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with Cayman Islands and Delaware necessary to effectuate the Domestication, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to TRTL, and the requirements of the Securities Act and the Exchange Act, including the requirements to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to TRTL’s shareholders.

Waivers of Deferred Underwriting Fees

TRTL’s shareholders should be aware that on July 17, 2023, Barclays, Goldman and Academy (collectively, the “Waiving Underwriters”), agreed to waive all rights to their respective portion of the Deferred Discount (as defined in the Underwriting Agreement between the parties and TRTL, dated July 19, 2021) (or approximately $9.96 million of the total $12.075 million of the Deferred Discount). None of Barclays, Goldman or Academy have been formally retained in connection with the Business Combination. TRTL’s shareholders should be aware that the waiver of the deferred underwriting fees by such parties may be an indication that they do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated thereby, and TRTL shareholders should not place any reliance on the participation of these banks prior to such resignation and fee waivers in the transactions contemplated in the proxy statement/prospectus. None of the Waiving Underwriters provided a reason for its resignation, and neither TRTL nor One Energy will speculate as to their motivations for resigning from their respective roles. None of the Underwriters communicated to TRTL or One Energy, and neither TRTL nor One Energy are aware, that the resignations were the result of any dispute or disagreement with TRTL or One Energy, including any disagreement relating to the disclosure in this proxy statement/prospectus or any matter relating to TRTL or One Energy operations, prospects, policies, procedures or practices.

The Waiving Underwriters have not been formally retained in connection with the Business Combination, including with respect to identifying and evaluating business combination targets. The Waiving Underwriters waived their entitlement to certain fees which would be owed upon completion of the Business Combination, which were comprised of approximately $4.83 million for Barclay’s, $4.83 million for Goldman and $0.3 million for Academy, as deferred underwriting fees. Such fee waivers for services already rendered are unusual. As a result of their waiver of fees, the transaction fees payable by TRTL at the consummation of the Business Combination will be reduced by an aggregate of approximately $9.96 million. Each of the Waiving Underwriters received underwriting fees in connection with the IPO, and none of them has received or will receive any fees in connection with the Business Combination, notwithstanding that their services have been largely complete and, as such, their fee waivers could be characterized as gratuitous upon completion of the Business Combination. None of the Waiving Underwriters prepared or provided any of the disclosures in this proxy statement/prospectus or any analysis underlying such disclosure.

The Waiving Underwriters have also disclaimed any responsibility for any portion of this joint proxy statement/consent solicitation statement/prospectus. Furthermore, TRTL and, following completion of the Business Combination, Pubco will remain liable for the provisions of the underwriting agreement with the Waiving Underwriters that survive their resignation, including, for example, with respect to indemnity and contribution.

It is the understanding of both TRTL and One Energy that the SEC has received similar resignation letters from investment banks in connection with other business combination transactions involving SPACs. When a financial institution is named in a registration statement, it may presume a level of due diligence and independent analysis on the part of such financial institution ordinarily associated with a professional engagement. The waiver of the deferred underwriting fee by the Waiving Underwriters indicates that they do not want to be associated with the disclosure or the underlying business analysis related to this transaction, and the resignation of these banks from other business combination transactions involving SPACs indicates that they do not want to be associated with such disclosure or business analysis for any companies undergoing such transactions.

Because the Waiving Underwriters never rendered any financial advisory services on the Business Combination, TRTL and One Energy do not believe that these resignations will impact in any way the consummation of the Business Combination and neither TRTL nor One Energy expects to hire additional financial advisors in connection with the Business Combination. Nonetheless, it is possible that the Waiving Underwriters’ waivers may adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is negatively impacted, an increased number of TRTL shareholders may vote against the proposed Business Combination or seek to redeem their shares for cash.

Recent Developments

Beginning in April 2023 and continuing through the date of this filing, One Energy has issued and continued to raise One Energy Preferred Shares. As of the date of this filing, One Energy has raised $22,200,000 in Crossover Financing. The One Energy Preferred Shares currently have a 9% coupon rate, of which 6% can be accrued as paid-in-kind (PIK). The coupon is due quarterly. If One Energy is not listed on a public exchange by December 31, 2024, then coupon rate increases to 10.5% and if One Energy is not listed on a public exchange by December 31, 2025, the coupon rate increases to 12%. The Series A Shareholders have certain consent rights over One Energy’s decisions that are likely to have a material adverse effect on their class. The One Energy Preferred Shares contain a provision that requires them to automatically convert to its common stock on a one-to-one basis if One Energy successfully raises $150,000,000 in equity, funded at closing, in a go-public transaction. Otherwise, the Series A Shareholders have an optional conversion right. The class of One Energy Preferred Shares does not affect One Energy’s enterprise value and thus additional raises are not dilutive to TRTL shareholders. One Energy has been authorized to raise a total of up to $35,000,000 in Crossover Financing.

On April 19, 2024, TRTL held an extraordinary general meeting of shareholders (the “April Extension Meeting”). At the April Extension Meeting, the shareholders of TRTL, among other things, approved a proposal to amend by special resolution TRTL’s amended and restated memorandum and articles of association (the “April Charter Amendment”) to extend the date by which TRTL has to consummate an initial business combination from April 22, 2024 on a monthly basis up to six times until October 22, 2024 (or such earlier date as determined by the TRTL Board in its sole discretion). Shareholders holding 1,744,889 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $18.92 million was removed from the Trust Account to pay such holders.

In connection with the April Extension Meeting, on April 25, 2024, TRTL, the Sponsor, One Energy and the April Subscription Investor entered into the April Subscription Agreement, pursuant to which, the April Subscription Investor agreed to contribute $400,000 to the Sponsor as a capital contribution (“Capital Contribution”), which will generally be treated as part of the April SPAC Loan, as described above, and was loaned by the Sponsor to TRTL for working capital funds and extensions within two business days after the execution of the April Subscription Agreement. In consideration of such Capital Contribution, the April Subscription Investor will receive 200,000 Pubco Common Shares upon consummation of the proposed Business Combination with certain registration rights. Following TRTL’s repayment of the Capital Contribution amount to the Sponsor, the Sponsor, in turn, shall pay an amount equal to the Capital Contribution to the April Subscription Investor within five business days of the Closing (the “Return of Capital”). In addition, within seven days of the Closing, Pubco will pay the April Subscription Investor an additional one-time cash payment in the aggregate amount of $200,000 (the “Cash Payment”).

Additionally, on April 26, 2024, One Energy has re-affirmed its prior commitments regarding One Energy’s responsibility for expenses incurred by TRTL associated with the proposed Business Combination, including a written acknowledgement by One Energy that One Energy is responsible for reimbursement of all the extension expense, among other future expenses that incurred by TRTL related to the completion of the proposed Business Combination.

Risk Factors Summary

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page [ ]. Such risks include, but are not limited to, the following risks with respect to One Power subsequent to the Business Combination:

Risks Related to Domestication and the Business Combination

•

The ability of TRTL shareholders to exercise redemption rights with respect to a large number of Public Shares or other factors may not allow TRTL to complete the Business Combination or optimize its capital structure.

•

There are risks to TRTL shareholders who are not affiliates of the Sponsor of becoming stockholders of Pubco through the Business Combination rather than acquiring securities of One Energy directly in an underwritten public offering, including no independent due diligence review by a traditional underwriter.

•

Because TRTL’s Insiders will lose their entire investment in TRTL if the Business Combination or an alternative business combination is not completed, and because TRTL’s Sponsor, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether One Energy was appropriate for TRTL’s initial business combination.

•

The value of the Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco Common Shares at such time is substantially less than $10.00 per share.

•

The Sponsor, directors, officers, advisors and their affiliates may elect to purchase Ordinary Shares or the Public Warrants from TRTL public shareholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of the Ordinary Shares.

Risks Related to Ownership of Pubco Common Shares

•	An active market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

•

There can be no assurance that the Pubco Common Shares that will be issued in connection with the Business Combination will be approved for listing on the NYSE following the Closing, or that Pubco will be able to comply with the continued listing rules of the NYSE.

•	Pubco’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

•	There will be material differences between your current rights as a holder of TRTL Shares and the rights one will have as a holder of Pubco Common Shares, some of which may adversely affect you.

•	Pubco may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders.

Risks Related to Redemption

•

Since the Business Combination involves a company organized under the laws of a state of the United States, it is possible a 1% U.S. federal excise tax will be imposed on us in connection with redemptions of TRTL Class A Ordinary Shares after or in connection with such Business Combination.

There is no guarantee that a TRTL Public Shareholder’s decision whether to redeem its Ordinary Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

•

If TRTL Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

•	If you elect to exercise your redemption rights with respect to your Ordinary Shares, you will not receive any CSRs.

Risks Related to TRTL

•	If third parties bring claims against TRTL, the proceeds held in the Trust Account could be reduced and the Redemption Price received by Public Shareholders may be less than $10.00 per share.

•

If TRTL were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

•

Neither TRTL nor its shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration received by TRTL shareholders in the event that any of the representations or warranties made by One Energy in the Business Combination Agreement ultimately proves to be inaccurate or incorrect.

•

To mitigate the risk that TRTL might be deemed to be an investment company for purposes of the Investment Company Act, on June 13, 2023, TRTL instructed the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank until the earlier of the consummation of our initial business combination or our liquidation. As a result, we may receive less interest on the funds held in the Trust Account than the interest we would have received pursuant to our original Trust Account investments, which could reduce the dollar amount our public shareholders would receive upon any redemption or liquidation.

•

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect TRTL’s or One Energy’s business, financial condition or results of operations, or prospects.

•

Although not formally retained in connection with the Business Combination, the Waiving Underwriters have waived their entitlement to the deferred underwriting commissions payable in connection with TRTL’s initial public offering.

Risks Related to the Contingent Stock Rights

•	Under certain circumstances, the Contingent Stock Rights will have no value and will be automatically terminated without any further consideration.

•	Consideration owed to the holders of the CSRs, if any, will not be delivered prior to the CSR Settlement Date, except in certain limited circumstances.

•

The CSRs will not be listed on any exchange and as a result, a market for the CSRs may not develop and, even if a market for the CSRs does develop, there can be no assurance the extent to which trading of the CSRs will lead to an illiquid trading market with respect to such CSRs, which would adversely affect the liquidity and price of the CSRs.

Risks Related to One Power’s Industry and Operations

•

We maintain certain technology as trade secrets and other third parties could independently develop competing or similar technologies, allowing them to develop plants without our license if our other intellectual property rights are insufficient to prevent such unlicensed development and deployment of plants.

•

Our intellectual property, including its patents, is a critical asset, and the inability to successfully defend a patent if it is challenged could negatively impact its competitive position and financial performance.

•

Our brands, including One Power Company, are important assets, and any inability to effectively protect its brands could undermine its competitive position, negatively impact its reputation, and reduce the value of its brands.

•

Our revenue is significantly derived from the sale of renewable energy credits (RECs), and fluctuations in the price or availability of RECs could significantly impact revenues and profitability, potentially reducing the revenue from REC sales or increasing operational costs if we need to purchase RECs to meet regulatory requirements or contractual obligations.

•	Significant competition in the energy market and energy technologies market could lead to lost market share and lower gross margins.

•	Inaccurate energy forecasts for wind and solar engineering could negatively impact our ability to meet production targets and fulfill contractual obligations.

•

Our ability to generate energy depends on the reliability and lifespan of our equipment, and equipment failure or deterioration could disrupt energy production, increase costs, and negatively impact its financial performance.

•

The development, construction, and operation of our projects require governmental approvals and permits, including environmental approvals and permits. Any failure to obtain or maintain in effect necessary permits could adversely affect our business and results of operations.

•

Our Megawatt Hubs serve emerging industries, which are subject to significant market risks including changes in technology, consumer preferences, the regulatory environment, or economic conditions, potentially impacting and our growth prospects, operations and financial performance.

•

Our financial performance is significantly dependent on its contractual relationship with customers and there’s a risk that a counterparty may fail to meet its obligations, potentially impacting our revenue and costs.

•

A significant portion of our revenue coming from a small number of customers could make our revenue more volatile and less predictable, negatively impacting our financial performance and business stability.

•

Our ability to deliver energy to customers depends on effective grid integration, and any challenges in this area could disrupt energy delivery, increase costs, and negatively impact financial performance and growth prospects.

•	Changes in demand for renewable energy, influenced by factors like energy prices and government policies, could negatively impact our financial performance and growth prospects.

•

Traditional regulated utilities and other energy providers may view us as a threat and actively work to limit our operations, potentially impacting our ability to develop new projects and negatively affecting its operations.

•

We will be required to make substantial capital expenditures to develop the projects in our growth pipeline and pursue new growth opportunities, and we may need to raise additional capital sooner than we currently expect.

•

As a holding company with minimal operations of its own, we depend on its subsidiaries for cash to fund all of its operations and expenses, including potential future dividend payments. If subsidiaries fail to generate sufficient cash, it could limit our ability to fund operations, pay expenses, or make dividend payments, negatively impacting financial performance and stockholder relationships.

•

Our indebtedness could adversely affect our ability to raise additional capital to fund operations or pay dividends, expose us to the risk of increased interest rates, and limit the ability to react to changes in the economy or industry, negatively impacting results of operations, financial condition, and cash flows.

Risks Related to Tax, Regulatory, Legal Factors Affecting One Power

•	Changes to tax policy or tax laws could negatively impact our investment returns and the allocation of profits, losses, and credits from operating subsidiaries.

•

We may operate through entities domiciled in multiple states, exposing us to a variety of state laws and regulations, and increasing the complexity of tax and legal compliance. Failure to manage these complexities could result in penalties, legal liability, damage to reputation, increased costs, and management distraction.

•	Failure to comply with regulations in our competitive energy sales brokering business could lead to penalties and damage to our reputation.

•	Changes in regulations related to low carbon fuels or facilities could impact our operations, particularly if they alter how renewable energy credits are attributed or accounted for.

•

Changes in the company’s operations, regulatory interpretations, or changes in law could potentially affect how it is regulated by the Federal Energy Regulatory Commission (FERC), subjecting it and investors to additional regulatory requirements and significantly increasing regulatory compliance burden and associated costs, and exposing us to additional regulatory risks, including the risk of enforcement actions and penalties for non-compliance.

•

Our current operational status under state law as an energy provider could be challenged or altered due to changes of law, regulatory policy shifts or legal interpretations, potentially subjecting us to increased regulation and liability.

General Risks

•

Accurate and timely financial reporting is critical for our compliance with regulatory requirements, and any failure to properly report financials in a timely manner could result in regulatory penalties, damage to our reputation, and a loss of confidence among our investors.

•	The requirements of being a public company may strain One Energy’s resources, divert management’s attention and affect our ability to attract and retain qualified independent board members.

•

Our business strategy may require incurring additional debt at various levels of the enterprise, increasing financial risk, potentially increasing interest costs, reducing financial flexibility, and making us more vulnerable to economic downturns and competitive pressures, negatively impacting financial performance and the ability to execute the business strategy.

•

Many of our entities are certificated, introducing risks related to secure storage and handling to prevent loss, theft, or damage, and the administrative burden and potential for error in tracking and transferring physical certificates, potentially slowing down transactions involving stock and deterring potential investors or partners.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination and related transactions (collectively, the “Transactions”). The presentation of pro forma financial statements is dependent upon which entity in the Business Combination is considered the accounting acquirer. An entity can be considered an accounting acquirer in one scenario and an accounting acquiree in another. The summary unaudited pro forma condensed combined balance sheet as of December 31, 2023, gives effect to the Transactions as if they had occurred on December 31, 2023. The summary unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023, give effect to the Transactions as if they had occurred on January 1, 2023.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information and the accompanying notes thereto included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement /prospectus. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of TRTL and One Energy for the applicable periods included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what Pubco’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of Pubco following the reverse recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of common stock:

•	Assuming No Additional Redemptions: This presentation assumes that no additional TRTL public shareholders exercise redemption rights on or prior to the consummation of the Business Combination.

•

Assuming Maximum Redemption: This presentation assumes that 15,519,813 public shares are redeemed by TRTL public shareholders for aggregate redemption payments of $168.3 million. As all of the TRTL Insiders (as well as other holders of Founders Shares) waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation.

	Pro Forma Combined
	Assuming No Additional Redemptions	Assuming Maximum Redemption
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Year Ended December 31, 2023
Net loss	$(24,987,982)	$(40,717,271)
Net loss per share - basic and diluted	$(0.49)	$(1.29)
Weighted average shares outstanding of common stock - basic and diluted	50,735,024	31,558,841

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of December 31, 2023
Total assets	$231,595,845	$385,569,083
Total liabilities	$87,304,491	$97,475,094
Total stockholders’ equity (deficit)(1)	$144,291,354	$288,093,989

(1)	Total stockholders’ equity (deficit) includes mezzanine equity in the Maximum Redemption Scenario.

COMPARATIVE PER SHARE INFORMATION

The following table sets forth summary historical comparative share information for TRTL and One Energy and unaudited pro forma condensed combined per share information of Pubco after giving effect to the Transactions and Material Events, presented under the two assumed redemption scenarios as follows:

•	Assuming No Additional Redemptions: This presentation assumes that no additional TRTL public shareholders exercise redemption rights on or prior to the consummation of the Business Combination.

•

Assuming Maximum Redemption: This presentation assumes that 15,519,813 public shares are redeemed by TRTL public shareholders for aggregate redemption payments of $168.3 million. As all of the TRTL Insiders (as well as other holders of Founders Shares) waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation.

The selected unaudited pro forma condensed combined book value information as of December 31, 2023 gives pro forma effect to the Transactions and Material Events as if consummated on December 31, 2023. The selected unaudited pro forma condensed combined net income (loss) per share and weighted average shares outstanding information for the year ended December 31, 2023 gives pro forma effect to the Transactions and Material Events as if consummated on January 1, 2023, the beginning of the earliest period presented.

This information is only a summary and should be read in conjunction with the historical financial statements and accompanying notes of One Energy and TRTL included elsewhere in this proxy statement/ prospectus. The unaudited pro forma condensed combined per share information of One Energy and TRTL is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and accompanying notes included elsewhere in this proxy statement/statement/prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined income (loss) per share information below does not purport to represent the income (loss) per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of One Energy and TRTL would have been had the companies been combined during the periods presented.

TRTL is providing the following unaudited comparative per share information to assist you in your analysis of the financial aspects of the Transactions:

		Pro Forma Combined			One Energy Equivalent Pro Forma Per Share Data(3)
	One Energy (Historical)(2)	TRTL (Historical)(2)	Assuming No Additional Redemptions	Assuming Maximum Redemption(4)	Assuming No Additional Redemptions	Assuming Maximum Redemption(4)
As of and For the Year Ended December 31, 2023
Book value (deficit) per share(1)	$44.80	$(0.29)	$2.84	$8.25	$5.37	$11.21
Weighted average shares outstanding of redeemable ordinary/common shares	399,419	39,583,500	50,735,024	31,558,841	26,890,211	23,233,841
Net income (loss) per ordinary/common share, basic and diluted	$(40.82)	$0.32	$(0.49)	$(1.29)	$(0.93)	$(1.75)

(1)	Book value (deficit) per share means total shareholders’ equity (deficit) less preferred shareholders’ equity (deficit), divided by ordinary or common shares outstanding.
(2)	Amounts as of and for the year ended December 31, 2023 are based on historical.
(3)

The equivalent per share data for One Energy is calculated using the same inputs as the combined pro forma per share data, except the weighted average shares outstanding is only that of the former One Energy stockholders.

(4)

Under One Energy’s certificate of incorporation, as amended, preferred shares will survive and remain preferred through the Business Combination and not be converted to common if the Business Combination results in less than $150,000,000 of gross cash proceeds, as is the case in the Maximum Redemption Scenario.

MARKET PRICE AND DIVIDEND INFORMATION

TRTL

Ticker Symbol and Market Price

TRTL Units, Class A Ordinary Shares and Public Warrants are currently listed on the NYSE under the symbols “TRTL.U,” “TRTL,” and “TRTL WS,” respectively. The TRTL Units commenced public trading on July 20, 2021, and Ordinary Shares and warrants commenced separate public trading on September 9, 2021. The TRTL Units, each consisting of one Ordinary Share and one-fourth of one Warrant (each whole Warrant entitling the holder thereof to purchase one Ordinary Share), will automatically separate into their component securities upon consummation of the Business Combination and no TRTL securities will trade following the Closing. Pubco intends to apply to list its common stock and warrants on NYSE under the symbols “ONE” and “ONE WS,” respectively, upon the Closing. As of the Record Date, the closing price for the TRTL Units, Class A Ordinary Shares and the Public Warrants was $[     ], $[     ], and $[     ], respectively.

Holders

As of the close of business on the Record Date, there were 15,519,813 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares outstanding and there were [  ] holders of record of TRTL Units, [  ] holders of record of Class A Ordinary Shares, [  ] holders of record of Class B Ordinary Shares and [  ] holders of record of Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose TRTL Units, Ordinary Shares, and Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

TRTL has not paid any cash dividends on its Ordinary Shares to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon Pubco’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Pubco Board at such time.

One Energy

There is no public market for any of One Energy’s equity securities.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information included or incorporated by reference in this proxy statement/prospectus, including the financial information, before deciding whether or how to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus.

The value of your investment following consummation of the Business Combination will be subject to significant risks affecting, among other things, Pubco’s business, financial condition or results of operations. If any of the events described below occur, Pubco’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of Pubco’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of TRTL and One Energy. Certain of the following risk factors apply to the business and operations of One Energy and will also apply to the business and operations of Pubco following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, Alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, or may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of Pubco following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by TRTL, and One Energy, which later may prove to be incorrect or incomplete. Pubco, TRTL, and One Energy may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party. The following discussion should be read in conjunction with the sections entitled “Cautionary Note Regarding Forward-Looking Statements”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of One Energy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TRTL” and the financial statements of One Energy and TRTL and the notes thereto included herein, as applicable.

Risks Related to Domestication and the Business Combination

TRTL’s Insiders and Anchor Investor controls a substantial interest in TRTL and can approve the Business Combination and other Proposals without the vote of other shareholders.

The Insiders and Anchor Investors, following redemptions by Public Shareholders in connection with the April Extension Meeting, owns approximately 35.7% of the issued and outstanding Ordinary Shares of TRTL entitled to vote at the Special Meeting and, pursuant to the terms of the Insider Letter Agreement, the Insiders and Anchor Investors have agreed to vote all of Ordinary Shares owned by it in favor of the Business Combination and the other Proposals. Based on the terms and provisions contained in the Current Charter, assuming that a quorum is achieved at the Special Meeting and Insiders and Anchor Investors vote its Ordinary Shares at the Special Meeting in accordance with the requirements of the Insider Letter Agreement, the Business Combination and other Proposals can be approved at the Special Meeting even if some or all of TRTL’s Public Shareholders do not approve the Business Combination or the other Proposals.

The ability of TRTL shareholders to exercise redemption rights with respect to a large number of Public Shares or other factors may not allow TRTL to complete the Business Combination or optimize its capital structure.

If a larger number of shares are submitted for redemption than TRTL currently expects and such redemptions or other conditions are determined to result in a failure to satisfy the net tangible asset requirement set forth in TRTL’s Current Charter, TRTL may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account or arrange for third-party financing. Third-party financing may not be available to TRTL. Furthermore, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. Further, additional redemptions of Public Shares will decrease the total funds available to One Power following the Business Combination, and a higher number of redemptions than TRTL currently expects could have a significant impact on the business plans of One Power following the Business Combination.

In connection with the Special Meeting, shareholders holding Public Shares may exercise their right to redeem their shares for a pro rata portion of the funds in the Trust Account, which would further reduce the funds available to TRTL in connection with the Business Combination and increasing the risk of One Power not having sufficient capital to execute its business plan.

You may be unable to ascertain the merits or risks of One Energy’s operations.

If the Business Combination is consummated, Pubco will be affected by numerous risks inherent in the lines of business that Pubco expects to pursue. Although TRTL’s management has endeavored to evaluate the risks inherent in the proposed Business Combination with One Energy, TRTL cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Furthermore, some of these risks may be outside of TRTL’s control. TRTL also cannot assure you that an investment in TRTL’s securities will not ultimately prove to be less favorable to investors in TRTL than a direct investment, if an opportunity were available, in Pubco. In addition, if TRTL shareholders do not believe that the prospects for the Business Combination are promising, a greater number of shareholders may exercise their redemption rights, which may make it difficult for TRTL to consummate the Business Combination.

There is no assurance that TRTL’s diligence will reveal all material risks that may be present with regard to One Energy. Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

TRTL cannot assure you that the due diligence TRTL has conducted on One Energy will reveal all material issues that may be present with regard to One Energy, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of TRTL’s control will not later arise. One Energy is aware that TRTL must complete an initial business combination by October 22, 2024 (unless such date is further extended by TRTL’s shareholders). Consequently, One Energy may have obtained leverage over TRTL, knowing that if TRTL does not complete the Business Combination, TRTL may be unlikely to be able to complete an initial business combination with any other target business prior to such deadline. In addition, TRTL has had limited time to conduct due diligence. One Energy is a privately held company that expects to offer products and services that have not yet been fully developed or been commercialized and TRTL therefore has made its decision to pursue a business combination with One Energy on the basis of limited information, which may result in a business combination that is not as profitable as expected, if at all. As a result of these factors, Pubco may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses.

Even if TRTL’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Pubco’s liquidity, the fact that Pubco reports charges of this nature could contribute to negative market perceptions about Pubco or Pubco’s securities. In addition, charges of this nature may cause Pubco to violate leverage or other covenants to which it may be subject as a result of assuming pre-existing debt held by One Energy or by virtue of it obtaining debt financing following the Closing. Accordingly, any shareholders of TRTL who choose to remain stockholders of Pubco following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by TRTL’s officers or directors of a duty of care or other fiduciary duty owed by them to TRTL, or if they are able to successfully bring a private claim under securities laws that the Registration Statement of which this proxy statement/prospectus forms a part contained an actionable material misstatement or material omission.

There are risks to TRTL shareholders who are not affiliates of the Sponsor of becoming stockholders of Pubco through the Business Combination rather than acquiring securities of One Energy directly in an underwritten public offering, including no independent due diligence review by a traditional underwriter.

There is no independent third-party investment bank taking on the economic risk typically borne by an underwriter in a traditional initial public offering (a “traditional underwriter”) in connection with the Business Combination. Because there is no traditional underwriter involved in the Business Combination or the issuance of TRTL’s securities in connection therewith, investors may not receive the benefit of the same outside independent review of TRTL’s and One Energy’s respective finances and operations as would investors in an initial public offering, and it is possible that defects in One Energy’s business or other problems that would have been discovered if One Energy conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the Pubco Common Shares. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review by a traditional underwriter will be conducted in connection with the Business Combination, TRTL shareholders may not have the benefit of the same independent review and investigation normally performed by a traditional underwriter in a public securities offering.

Unlike an underwritten initial public offering, the initial trading of Pubco’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Pubco’s securities on the NYSE could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Pubco’s securities during the period immediately following the listing.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” may not be representative of Pubco’s results if the Business Combination is consummated and accordingly, you will have limited financial information on which to evaluate the financial performance of Pubco and your investment decision.

TRTL and One Energy currently operate as separate companies. TRTL has had no prior history as an operating company and its operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Pubco. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” has been derived from TRTL’s and One Energy’s historical financial statements and certain adjustments and assumptions have been made regarding Pubco after giving effect to the Business Combination. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have an adverse impact on the pro forma financial information and Pubco’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Pubco’s financial condition or results of operations following the Closing. Any potential decline in Pubco’s financial condition or results of operations may cause significant variations in the stock price of Pubco.

TRTL is dependent upon its executive officers and directors and their departure could adversely affect TRTL ability to operate and to consummate the initial business combination. Additionally, TRTL’s executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on TRTL’s ability to complete the initial business combination.

TRTL’s operations and its ability to consummate the Business Combination are dependent upon a relatively small group of individuals and, in particular, its executive officers and directors. TRTL believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. TRTL does not have an employment agreement with, or key-man insurance on the life of, any of its directors or executive officers. The unexpected loss of the services of one or more of TRTL’s directors or executive officers could have a detrimental effect on TRTL and the ability to consummate the Business Combination. In addition, TRTL’s executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of TRTL’s executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation and TRTL’s directors also serve as officers and board members for other entities. If TRTL’s executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to TRTL’s affairs which may have a negative impact on TRTL’s ability to consummate the Business Combination.

Pubco’s ability to be successful following the Business Combination will depend upon the efforts of the Pubco Board and key personnel and the loss of such persons could negatively impact the operations and profitability of Pubco’s post-Business Combination business.

Pubco’s ability to be successful following the Business Combination will be dependent upon the efforts of Pubco Board and key personnel. TRTL cannot assure you that the Pubco Board and key personnel will be effective or successful or remain with Pubco. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause Pubco’s management to have to expend time and resources helping them become familiar with such requirements.

It is estimated that, pursuant to the Business Combination Agreement, TRTL’s public shareholders will own approximately 30.3% of the equity interests or assets of Pubco (assuming no redemptions) and TRTL’s management, other than [ ], who are expected to serve on the Pubco Board, will not be engaged in the management of Pubco’s business. Accordingly, the future performance of Pubco will depend upon the quality of the post-Business Combination board of directors, management and key personnel of Pubco.

TRTL’s key personnel may negotiate employment or consulting agreements with Pubco in connection with the Business Combination. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is advantageous.

TRTL’s key personnel may be able to remain with Pubco after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place prior to the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of Pubco for services they would render to Pubco after the completion of the Business Combination. The personal and financial interests of such individuals may influence their motivation in connection with the consummation of the Business Combination. However, TRTL believes the ability of such individuals to remain with Pubco after the completion of the Business Combination will not be the determining factor in TRTL’s decisions regarding the consummation of the Business Combination. There is no certainty, however, that any of TRTL’s key personnel will remain with Pubco after the consummation of the Business Combination. TRTL cannot assure you that any of its key personnel will remain in senior management or advisory positions with Pubco.

Because TRTL’s Insiders will lose their entire investment in TRTL if the Business Combination or an alternative business combination is not completed, and because TRTL’s Insiders will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether One Energy was appropriate for TRTL’s initial business combination.

TRTL’s Insiders and Anchor Investors currently own various interests in TRTL, in an aggregate value of approximately $93.49 million as of May 1, 2024, which may be worthless if TRTL does not complete a business combination. The 8,625,000 Founder Shares, which, based on the closing trading price of the Ordinary Shares on May 1, 2024, would have an aggregate value of approximately $93.49 million as of the same date. Additionally, while TRTL’s directors and officers’ out-of-pocket expenses incurred in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account) are reimbursable by TRTL, as of May 1, 2024, no directors or officers of TRTL have incurred any expenses for which they expect to be reimbursed at the Closing.

The personal and financial interests of TRTL’s executive officers and directors may have influenced their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. At the closing of TRTL’s initial business combination, its Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on TRTL’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In the event the Business Combination or an alternative business combination is completed, there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on TRTL’s behalf. However, TRTL’s Sponsor, executive officers and directors, or any of their respective affiliates will not be eligible for any such reimbursement if the Business Combination or an alternative business combination is not completed. Such financial interests of TRTL’s Sponsor, executive officers and directors may have influenced their motivation in approving the Business Combination and may influence their motivation for completing the Business Combination. See the sections entitled “Proposal 3: The Business Combination Proposal - Interests of TRTL’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities.”

Some of TRTL’s and One Energy’s officers and directors may be argued to have conflicts of interest that may influence them to support or approve the Business Combination without regard to your interests.

Certain officers and directors of TRTL and One Energy participate in arrangements that provide them with interests in the Business Combination that may be different from yours, including, among others, the continued service as an officer or director of Pubco, severance benefits, equity grants, continued indemnification and the potential ability to sell an increased number of shares of common stock of Pubco. If the Business Combination is not consummated and TRTL is forced to wind up, dissolve and liquidate in accordance with the Current Charter, the 8,625,000 Founder Shares currently held by TRTL Insiders and Anchor Investors, which were initially acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived liquidation rights with respect to such shares). The Founder Shares had an aggregate market value of approximately $93.49 million based on the last sale price of $10.84 per share on the NYSE on May 1, 2024. Accordingly, the Sponsor and TRTL’s current executive officers and directors, have interests that may be different from, or in addition to, your interests as a shareholder.

These interests, among others, may influence the officers and directors of TRTL and One Energy to support or approve the Business Combination. For more information concerning the interests of TRTL and One Energy executive officers and directors, see the sections entitled “Proposal 3: The Business Combination Proposal - Interests of TRTL’s Directors and Officers in the Business Combination” in this proxy statement/prospectus.

The value of the founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco Common Shares at such time is substantially less than $10.00 per share.

The Sponsor has invested in TRTL an aggregate of $10,425,000, comprised of the $25,000 purchase price for the Founder Shares and the $10,400,000 purchase price for the Private Warrants. Assuming a trading price of $10.00 per share upon consummation of the Business Combination, the 8,625,000 Founder Shares would have an aggregate implied value of $86,250,000. Even if the trading price of the Pubco Common Shares were as low as approximately $1.20 per share, and the Placement Warrants were worthless, the value of the Founder Shares would be equal to the Sponsor’s initial investment in TRTL. As a result, the Sponsor is likely to be able to recoup its investment and make a substantial profit on that investment, even if the Public Shares have lost significant value. Accordingly, the TRTL management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the public shareholders to pursue and consummate the Business Combination rather than to liquidate and to return all of the cash in the trust to the public shareholders. For the foregoing reasons, you should consider the TRTL management team’s financial incentive to complete the Business Combination when evaluating whether to redeem your shares prior to or in connection with the Business Combination.

TRTL shareholders and One Energy stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If Pubco is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, TRTL shareholders and One Energy stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent Pubco is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

During the pendency of the Business Combination, TRTL and One Energy may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of TRTL and One Energy to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Business Combination Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s security holders.

If the conditions to the Merger are not met, the Business Combination may not occur.

Even if the Business Combination is approved by the shareholders of TRTL and the stockholders of One Energy, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Business Combination Agreement and in addition to shareholder consent, include among other requirements, (i) receipt of requisite regulatory approvals and no law or order preventing the transactions, (ii) no pending litigation to enjoin or restrict the Closing, (iii) each party’s representations and warranties being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality thresholds), (iv) each party complying in all material respects with its covenants and agreements, (v) no Material Adverse Effect with respect to a party since the date of the Business Combination Agreement which remains continuing and uncured, (vi) an effective registration statement and (vii) the conditional NYSE approval. See “Proposal 3: The Business Combination Proposal - The Business Combination Agreement - Conditions to the Closing of the Business Combination” below for a more complete summary. TRTL and One Energy cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Business Combination may not occur, or may be delayed and such delay may cause TRTL and One Energy to each lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, TRTL may not be able to find another potential candidate for its initial business combination prior to TRTL’s deadline (currently October 22, 2024, unless such date is further extended by the TRTL shareholders), and TRTL will be required to liquidate.

Neither TRTL nor its shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration received by TRTL shareholders in the event that any of the representations or warranties made by One Energy in the Business Combination Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by One Energy in the Business Combination Agreement will not survive the Closing. As a result, TRTL and its shareholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the consideration to be received by TRTL shareholders if any representation or warranty made by One Energy in the Business Combination Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, TRTL shareholders would have no indemnification claim with respect thereto and Pubco’s financial condition or results of operations could be adversely affected.

We may be deemed a “foreign person” under the regulations relating to CFIUS and our failure to obtain any required approvals within the requisite time period may require us to liquidate.

The Sponsor is TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company. The Sponsor currently owns 26.7% of TRTL. Hennessy Capital Growth Partners Fund I SPV V, LLC is the managing member of the Sponsor and is controlled by U.S. citizens. Other members of the Sponsor include certain officers and directors of the Company. The Sponsor is not controlled by a non-U.S. person and to the best of the Company’s knowledge, the Sponsor does not have substantial ties with any non-U.S. persons.

We do not believe that either we or our Sponsor constitute a “foreign person” under the Committee on Foreign Investment in the Unites States (“CFIUS”) rules and regulations. However, if CFIUS considers us to be a “foreign person” and One Energy a U.S. business that may affect national security, we could be subject to such foreign ownership restrictions and/or CFIUS review. If the Business Combination with One Energy falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the Business Combination.

Although we do not believe we or our sponsor are a “foreign person”, CFIUS may take a different view and decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor. If we were to seek an initial business combination other than the Business Combination, the pool of potential targets with which we could complete an initial business combination may be limited as a result of any such regulatory restriction. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive $10.00 per share, or less in certain circumstances, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in One Energy and the chance of realizing future gains on your investment through any price appreciation in Pubco.

We may not be able to complete the Business Combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or Business Combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit the Business Combination to be consummated with us, we may not be able to consummate the Business Combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the CFIUS. CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate the Business Combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated.

Because we are a Cayman Islands exempted company, we may be considered a “foreign person” under such rules.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

As a result of these various restrictions, the pool of potential targets with which we could complete the Business Combination may be limited and we may be adversely affected in terms of competing with other SPACs that do not have similar ownership issues. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive $10.00 per share, or less in certain circumstances, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

NYSE may delist TRTL’s securities from trading on its exchange prior to the Business Combination, including as a result of the NTA Proposal being approved, which could limit investors’ ability to make transactions in TRTL’s securities and subject it to additional trading restrictions.

We cannot assure you that our securities will continue to be listed on NYSE in the future and prior to the Business Combination. In order to continue listing our securities on NYSE prior to an initial Business Combination, we must maintain certain financial, distribution and share price levels.

The Current Charter provide that TRTL will not redeem Ordinary Shares and consummate an initial business combination if TRTL has less than $5,000,001 in net tangible assets. The purpose of this provision was to ensure that the Ordinary Shares are not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act, and that TRTL therefore would not be considered a “blank check company” as defined under Rule 419 of the Securities Act. If the NTA Proposal is approved, the failure to meet the initial listing requirements of the NYSE or an alternate exchange could result in an inability of Pubco to list its common stock on NYSE or an alternate exchange and the obligation to comply with the penny stock trading rules. See “Proposal 1 - The NTA Proposal” for additional information.

If NYSE delists our securities from trading on its exchange due to our inability to comply with any of the continued listing requirements, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•	Our ability to complete an initial Business Combination with a target company contemplating a NYSE listing;

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

to the extent that we do not qualify for any of the other penny stock exemptions from under the applicable provisions of Rule 3a51-1 under the Exchange Act, including that we have a minimum of $5 million in net tangible assets, a determination that our common stock is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our units, ordinary shares and warrants are currently listed on NYSE, our units, ordinary shares and warrants are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on NYSE, our securities would not be covered securities and we would be subject to regulation in each state in which we offers our securities.

The Sponsor, directors, officers, advisors and their affiliates may elect to purchase Ordinary Shares or the Public Warrants from TRTL public shareholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of the Ordinary Shares.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding TRTL or TRTL’s securities, TRTL’s Insiders, One Energy and/or their respective affiliates may purchase Ordinary Shares and/or Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Ordinary Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the Ordinary Shares will not exceed the Redemption Price. In addition, the persons described above will waive redemption rights, if any, with respect to the Ordinary Shares they acquire in such transactions. However, any Ordinary Shares acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, TRTL will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Ordinary Shares for which TRTL has received redemption requests. Further, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•

the registration statement/proxy statement filed for the Business Combination would disclose the possibility that the Sponsor, directors, officers, advisors or any of their affiliates may purchase shares or rights from TRTL public shareholders outside the redemption process, along with the purpose of such purchases;

•

if the Sponsor or the directors, officers, advisors or any of their affiliates were to purchase shares or rights from TRTL public shareholders, they would do so at a price no higher than the price offered through our redemption process;

•

the registration statement/proxy statement filed for the Business Combination would include a representation that any of the securities purchased by the Sponsor or the directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination; and

•

the Sponsor or the directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to the securities or, if they do acquire and possess redemption rights, they would waive such rights.

In addition, if such purchases are made, the public “float” of Ordinary Shares or the Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of the TRTL securities on a national securities exchange.

Our initial shareholders and management team have agreed to vote any shares held by them, and the Anchor Investors have agreed to vote any Founder Shares held by them, in favor of such initial business combination, regardless of how our public shareholders vote.

The Founder Shares held by the holders thereof (including our Sponsor and the Anchor Investors who acquired Founder Shares from our Sponsor in connection with our Initial Public Offering) represent 35.7% of our outstanding ordinary shares. Our initial shareholders and management team also may from time to time purchase Class A ordinary shares prior to our initial business combination. Our Current Charter provides that, if we seek shareholder approval of an initial business combination, such initial business combination will be approved only if we obtain the approval of an ordinary resolution under Cayman Islands law, or such higher percentage as may be required by Cayman Islands law, and pursuant to our amended and restated memorandum and articles of association, including the Founder Shares. Accordingly, if we seek shareholder approval of our initial business combination, the agreement by tortoise and our Sponsor and management team to vote any Ordinary Shares and public shares held by them, and the agreement by the Anchor Investors to vote any Ordinary Shares held by them, in favor of our initial business combination will increase the likelihood that we will receive the requisite shareholder approval for such initial business combination. In the event that the Anchor Investors hold all 32,400,000 Units they purchased in our Initial Public Offering until prior to consummation of our initial business combination and vote their public shares in favor of our initial business combination, in addition to the Founder Shares, no affirmative votes from other public shareholders would be required to approve our initial business combination. The Anchor Investors are not required to vote any of their Public Shares in favor of our initial business combination or for or against any other matter presented for a shareholder vote.

TRTL Shareholders who redeem their Ordinary Shares may continue to hold any Public Warrants that they own, which will result in dilution to non-redeeming TRTL shareholders upon exercise of such Public Warrants.

TRTL shareholders who redeem their Ordinary Shares may continue to hold any Public Warrants that they own at such time, which will result in additional dilution to non-redeeming holders upon exercise of such warrants. Assuming (a) all redeeming TRTL shareholders that acquired TRTL Units in the TRTL IPO and continue to hold the Public Warrants that were included in such TRTL Units, and (b) maximum redemption of Ordinary Shares held by the redeeming TRTL shareholders, 8,625,000 Public Warrants would be retained by redeeming TRTL shareholders. As a result, the redeeming TRTL shareholders would hold Public Warrants with an aggregate market value of approximately $1.04 million, as of May 1, 2024, while non-redeeming TRTL shareholders would suffer dilution in their percentage ownership and voting interest of Pubco upon exercise of the Public Warrants held by redeeming TRTL shareholders.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect TRTL’s business, including its ability to complete the Business Combination, and results of operations.

TRTL is subject to laws and regulations enacted by national, regional and local governments. In particular, TRTL is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on TRTL’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on TRTL’s business, including its ability to complete the Business Combination, and results of operations.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940. Some of these rules were adopted by the SEC on January 24, 2024 and will apply to us and may materially adversely affect TRTL’s ability to consummate the Business Combination and may increase the costs and time related thereto as well as to Pubco.

The SEC has recently issued final rules to regulate special purpose acquisition companies. Certain of the procedures that we, a potential business combination target, or others may determine to undertake in connection with such rules may increase our costs and the time needed to complete our Business Combination and may constrain the circumstances under which we could complete a business combination.

On January 24, 2024, the SEC issued final rules (the “SPAC Rules”) relating, among other items, to disclosures in business combination transactions between special purpose acquisition companies (“SPACs”) such as us and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; and the potential liability of certain participants in proposed business combination transactions. These SPAC Rules may increase the costs of and the time needed to negotiate and complete an initial business combination, and may constrain the circumstances under which we could complete an initial business combination.

Risks Related to Ownership of Pubco Common Shares

An active market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

The price of Pubco’s securities may vary significantly due to factors specific to Pubco as well as to general market or economic conditions. Furthermore, an active trading market for Pubco’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

There can be no assurance that the Pubco Common Shares that will be issued in connection with the Business Combination will be approved for listing on the NYSE following the Closing, or that Pubco will be able to comply with the continued listing rules of the NYSE.

In connection with the Business Combination and as a condition to One Energy’s obligations to complete the Business Combination, Pubco will be required to demonstrate compliance with the NYSE’s initial listing requirements, which generally require, among other criteria, a per share price of at least $4.00 and a market capitalization of at least $200,000,000. In addition to the listing requirements for Pubco’s common stock, the NYSE imposes listing standards on warrants. We cannot assure you that Pubco will be able to meet those initial listing requirements, in which case One Energy will not be obligated to complete the Business Combination.

In order to continue the listing of its securities on the NYSE, TRTL prior to the Business Combination, and Pubco following the consummation of the Business Combination, must maintain certain financial, share price and, subject to change as a result of recent rule changes proposed by the NYSE, distribution levels. Generally, a listed company must maintain a minimum market capitalization (generally $50,000,000) and a minimum number of holders of its securities (currently 300 public holders). Even if Pubco’s common stock and warrants are approved for listing on the NYSE, Pubco may not meet the NYSE continued listing requirements following the Business Combination.

If the NYSE delists Pubco’s securities from trading on its exchange and Pubco is not able to list its securities on another national securities exchange, Pubco’s securities could be quoted on an over-the-counter market. If this were to occur, Pubco could face significant material adverse consequences, including:

•	a limited availability of market quotations for its securities;

•	reduced liquidity for its securities;

•

a determination that Pubco’s common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Pubco’s securities; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The continued eligibility for listing of Pubco’s securities may depend on, among other things, the number of Ordinary Shares that are redeemed.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because the TRTL Units, Ordinary Shares and Public Warrants are listed on the NYSE, the TRTL Units, Ordinary Shares and Public Warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of TRTL’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While TRTL is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if TRTL was no longer listed on the NYSE, TRTL’s securities would not qualify as covered securities under the statute and TRTL would be subject to regulation in each state in which TRTL offers its securities.

The market price of the Pubco Common Shares may decline as a result of the Business Combination.

The market price of the Pubco Common Shares may decline as a result of the Business Combination for a number of reasons including if:

•	investors react negatively to the prospects of Pubco’s business and the prospects of the Business Combination;

•	the effect of the Business Combination on Pubco’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	Pubco does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

Pubco’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

The trading price of Pubco Common Shares is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your Pubco Common Shares at an attractive price due to a number of factors such as those listed in “-Risks Related to Operational Factors Affecting to One Energy”, “-Risks Related to Regulatory, Legal and Tax Factors Affecting One Energy” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of Pubco’s competitors;

•	changes in expectations as to Pubco’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by Pubco or its competitors;

•	announcements by Pubco or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	any significant change in Pubco’s management;

•	changes in general economic or market conditions or trends in Pubco’s industry or markets;

•	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Pubco’s business;

•	future sales of Pubco’s common stock or other securities;

•	investor perceptions of the investment opportunity associated with Pubco’s common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by Pubco or third parties, including Pubco’s filings with the SEC;

•	litigation involving Pubco, Pubco’s industry, or both, or investigations by regulators into the Pubco Board, Pubco’s operations or those of Pubco’s competitors;

•	guidance, if any, that Pubco provides to the public, any changes in this guidance or Pubco’s failure to meet this guidance;

•	the development and sustainability of an active trading market for Pubco’s common stock;

•	actions by institutional or activist stockholders;

•	changes in accounting standards, policies, guidelines, interpretations or principles; and

•	other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Pubco’s common stock, regardless of Pubco’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Pubco’s common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If Pubco was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from Pubco’s business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on Pubco Common Shares for the foreseeable future, you may not receive any return on investment unless you sell your Pubco Common Shares at a price greater than what you paid for it.

Pubco intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on Pubco Common Shares will be at the sole discretion of the Pubco Board. The Pubco Board may take into account general and economic conditions, Pubco’s financial condition and results of operations, Pubco’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by Pubco to its stockholders or by its subsidiaries to it and such other factors as the Pubco Board may deem relevant. As a result, you may not receive any return on an investment in the Pubco Common Shares unless you sell your Pubco Common Shares for a price greater than that which you paid for it.

Pubco may issue additional Pubco Common Shares or other equity securities without seeking approval of the Pubco stockholders, which would dilute your ownership interests and may depress the market price of the Pubco Common Shares.

Upon consummation of the Business Combination, Pubco will have warrants outstanding to purchase up to an aggregate of 15,558,333 Pubco Common Shares. Further, Pubco may choose to seek third party financing to provide additional working capital for the Pubco business, in which event Pubco may issue additional equity securities. Following the consummation of the Business Combination, Pubco may also issue additional Pubco Common Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional Pubco Common Shares or other equity securities of equal or senior rank would have the following effects:

•	Pubco’s existing stockholders’ proportionate ownership interest in Pubco will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding Pubco Common Share may be diminished; and

•	the market price of the Pubco Common Shares may decline.

If securities or industry analysts do not publish research or reports about Pubco’s business, if they change their recommendations regarding the Pubco Common Shares or if Pubco’s operating results do not meet their expectations, the Pubco Common Shares price and trading volume could decline.

The trading market for Pubco Common Shares will depend in part on the research and reports that securities or industry analysts publish about Pubco or its businesses. If no securities or industry analysts commence coverage of Pubco, the trading price for the Pubco Common Shares could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Pubco downgrade its securities or publish unfavorable research about its businesses, or if Pubco’s operating results do not meet analyst expectations, the trading price of Pubco Common Shares would likely decline. If one or more of these analysts cease coverage of Pubco or fail to publish reports on Pubco regularly, demand for Pubco Common Shares could decrease, which might cause the Pubco Common Share price and trading volume to decline.

Pubco will issue Common Shares and other securities as consideration for the Business Combination, and Pubco may issue additional Pubco Common Shares or other equity or convertible debt securities without approval of the holders of Pubco Common Shares, which would dilute existing ownership interests and may depress the market price of Pubco Common Shares.

It is anticipated that, immediately following the Business Combination, taking into account the assumptions set forth under the heading “Share Calculations and Ownership Percentages” (i) former One Energy Stockholders are expected to own approximately 52.5% of the total number of outstanding Pubco Common Shares, (ii) assuming no additional redemptions of Public Shares in connection with the Business Combination, former holders of TRTL Public Shares are expected to own approximately 30.3% of the outstanding Pubco Common Shares, and (iii) the TRTL Insiders, Anchor Investors and Sponsor Lenders collectively are expected to own approximately 17.2% of the outstanding Pubco Common Shares. These percentages incorporate assume the events and adjustments described as the “No Redemption Scenario” as further described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”; additionally, these percentages do not reflect any issuance of Earnout Shares after the Closing and assume that CSR Escrow Shares have not been distributed to the One Energy Stockholders, as well as other assumptions incorporated into the section titled “Beneficial Ownership of Securities”. If the actual facts differ from these assumptions or the assumptions set forth under the heading “Share Calculations and Ownership Percentages”, these percentages will differ.

Pubco may continue to require capital investment to support its business, and Pubco may issue additional Pubco Common Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of Pubco Common Shares in certain circumstances. Additionally, the Assumed Options and Pubco Warrants may be exercised by holders thereof; and the Pubco Preferred Shares, if issued and outstanding, may be converted into Pubco Common Shares after applying the merger consideration ratio determined in accordance with the Business Combination Agreement.

Furthermore, employees, directors and consultants of One Energy are expected to be granted equity awards under the new Incentive Plan after the Business Combination. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for Pubco Common Shares. See “Management of Pubco Following the Business Combination - Compensation of Directors and Executive Officers - Equity Incentive Plans.”

Pubco’s issuance of additional Pubco Common Shares or other equity or convertible debt securities would have the following effects: (i) proportionate ownership and voting power of Pubco Common Shares by and of existing investors in TRTL relative to other Pubco investors may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; and (iii) the market price of Pubco Common Shares may decline.

There will be material differences between your current rights as a holder of TRTL Shares and the rights one will have as a holder of Pubco Common Shares, some of which may adversely affect you.

Upon completion of the Business Combination, TRTL shareholders will no longer be shareholders of TRTL, but will be stockholders of Pubco. There will be material differences between the current rights of TRTL shareholders and the rights you will have as a holder of Pubco Common Shares, some of which may adversely affect you. For a more detailed discussion of the differences in the rights of TRTL shareholders and Pubco stockholders, see the section of this proxy statement/prospectus titled “Comparison of the Rights of Holders of Ordinary Shares and Common Stock.”

Future sales, or the perception of future sales, by Pubco or its stockholders in the public market following the Business Combination could cause the market price for Pubco Common Shares to decline.

The sale of Pubco Common Shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of Pubco Common Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for Pubco to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, it is currently expected that Pubco will have a total of 51,235,024 Pubco Common Shares outstanding (excluding the exercise of any Options and Pubco Warrants and assuming that (i) there are no redemptions of any shares by TRTL’s public shareholders in connection with the Business Combination, and (ii) no awards are issued under the Incentive Plan). All shares currently held by TRTL public shareholders and all of the shares issued in the Business Combination to existing One Energy securityholders will be freely tradable without registration under the Securities Act, and without restriction by persons other than Pubco’s “affiliates” (as defined under Rule 144 under the Securities Act, (“Rule 144”)), including Pubco’s directors, executive officers and other affiliates.

In addition, the Pubco Common Shares reserved for future issuance under the Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. A total number of shares representing 10% of the fully diluted outstanding Pubco Common Shares immediately following consummation of the Business Combination are expected to be reserved for future issuance under the Incentive Plan. Pubco is expected to file one or more registration statements on Form S-8 under the Securities Act to register Pubco Common Shares or securities convertible into or exchangeable for Pubco Common Shares issued pursuant to the Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, Pubco may also issue its securities in connection with investments or acquisitions. The amount of Pubco Common Shares issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding Pubco Common Shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to Pubco stockholders.

TRTL currently is, and Pubco will be, an “emerging growth company” within the meaning of the Securities Act, and if Pubco takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

TRTL is currently and, following the consummation of the Merger, Pubco will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Pubco may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, Pubco stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find securities issued by Pubco less attractive because Pubco will rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of Pubco’s securities may be lower than they otherwise would be, there may be a less active trading market for Pubco’s securities and the trading prices of Pubco’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. TRTL has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pubco’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Pubco will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the closing of the IPO, (ii) the last day of the fiscal year in which Pubco has total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which Pubco is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of Pubco Common Shares held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which Pubco has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Pubco may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders.

Pubco will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Pubco Common Shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third business day prior to the date Pubco sends the notice of redemption to the warrant holders. If and when the Public Warrants become redeemable by Pubco, Pubco may exercise its redemption right if there is a current registration statement in effect with respect to the Pubco Common Shares underlying such warrants. Redemption of the outstanding Public Warrants could force you to: (i) exercise your warrants and pay the related exercise price at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Warrants will be redeemable by Pubco for cash so long as they are held by the Sponsor or its permitted transferees.

In addition, Pubco may redeem Public Warrants after they become exercisable for a number of shares of Class A Stock determined based on the redemption date and the fair market value of Pubco’s Common Stock, starting at a trading price of $10.00. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the Public Warrants are “out-of-the-money,” in which case holders of Public Warrants would lose any potential embedded value from a subsequent increase in the value of the Class A Stock had such holders’ Public Warrants remained outstanding. None of the Private Placement Warrants will be redeemable by us (so long as they are held by our Sponsor or their permitted transferees.

In the event Pubco determines to redeem the Public Warrants, holders of redeemable warrants would be notified of such redemption as described in the warrant agreement. Specifically, in the event that Pubco elects to redeem all of the redeemable warrants as described above, Pubco will fix a Warrant Redemption Date. Notice of redemption will be mailed by first class mail, postage prepaid, by Pubco not less than 30 days prior to the Warrant Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Pubco’s posting of the redemption notice to DTC. The closing price for the Ordinary Shares as of May 1, 2024 was $10.84 and has never exceeded the $18.00 or $10.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

A portion of Pubco’s outstanding shares of Common Stock may be sold into the market following the Closing. Further, certain investors will have registration rights with respect to Pubco securities held by them. Such investors may have an incentive to sell Pubco Common Shares even at trading prices below the price at which Public Shares of TRTL were issued in the IPO, which could cause the market price for Pubco Common Shares to decline.

As further described in this proxy statement/prospectus, following the Closing, approximately [  ] Pubco Common Shares (assuming no redemptions by Public Shareholders), or approximately [ ]% of the Pubco Common Shares expected to be outstanding upon consummation of the Business Combination, may be sold into the market following the Business Combination. Such holders of Pubco Common Shares may be incentivized to sell such shares even if the market price of Pubco Common Shares is below that which Ordinary Shares were issued in the IPO, which could cause the market price for Pubco Common Shares to decline below such price and the price at which Pubco Common Shares trades upon consummation of the Business Combination.

Moreover, prior to the Closing, the Sponsor and certain One Energy stockholders will enter into registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Sponsor and certain other shareholders of TRTL and certain One Energy stockholders shall have registration rights that will obligate TRTL to register for resale certain securities under the Securities Act.

Further, approximately 10.7% of the Pubco Common Shares received by such parties will be placed into escrow to support the CSR pursuant to the CSR Agreement. Such shares will not be eligible for resale by such parties, if at all, until they vest pursuant to the terms of the CSR Agreement, subject to the terms of the CSR Agreement. Following the filing of resale registration statements by Pubco pursuant to the terms of the Registration Rights Agreement, such individuals may be incentivized to sell such shares even if the market price of Pubco Common Shares is below that which shares of TRTL Public Shares were issued in the IPO, which could cause the market price for Pubco Common Shares to decline below such price and the price at which Pubco Common Shares trades upon consummation of the Business Combination.

Risks Related to Redemption

Since our initial business combination involves a company organized under the laws of a state of the United States, it is possible a 1% U.S. federal excise tax will be imposed on us in connection with redemptions of our common stock after or in connection with such initial business combination.

On August 16, 2022, the Inflation Reduction Act of 2022 became law in the United States, which, among other things, imposes a 1% excise tax on the fair market value of certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e., United States) corporations (and certain non-U.S.

corporations treated as “surrogate foreign corporations”). The excise tax will apply to stock repurchases occurring in 2023 and beyond. The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased at the time of the repurchase. The U.S. Department of the Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax; however, only limited guidance has been issued to date.

As an entity incorporated as a Cayman Islands exempted company, the 1% excise tax is not expected to apply to redemptions of our Class A ordinary shares (absent any regulations and other additional guidance that may be issued in the future with retroactive effect).

However, in connection with an initial business combination involving a company organized under the laws of the United States, it is possible that we domesticate and continue as a Delaware corporation prior to certain redemptions and, because our securities are trading on NYSE, it is possible that we will be subject to the excise tax with respect to any subsequent redemptions, including redemptions in connection with the initial business combination, that are treated as repurchases for this purpose (other than, pursuant to recently issued guidance from the Treasury Department, redemptions in complete liquidation of the company). In all cases, the extent of the excise tax that may be incurred will depend on a number of factors, including the fair market value of our stock redeemed, the extent such redemptions could be treated as dividends and not repurchases, and the content of any regulations and other additional guidance from the Treasury Department that may be issued and applicable to the redemptions. Issuances of stock by a repurchasing corporation in a year in which such corporation repurchases stock may reduce the amount of excise tax imposed with respect to such repurchase. The excise tax is imposed on the repurchasing corporation itself, not the shareholders from which stock is repurchased. The imposition of the excise tax as a result of redemptions in connection with the initial business combination could, however, reduce the amount of cash available to pay redemptions or reduce the cash contribution to the target business in connection with our initial business combination, which could cause the other stockholders of Pubco to economically bear the impact of such excise tax.

There is no guarantee that a Public Shareholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

We cannot assure you as to the price at which a Public Shareholder may be able to sell the Pubco Common Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Merger, may cause an increase in the Pubco stock price, and may result in a lower value realized now than a TRTL shareholder might realize in the future had the shareholder not elected to redeem such shareholder’s Public Shares. Similarly, if a Public Shareholder does not redeem such shareholder’s shares, such shareholder will bear the risk of ownership of Pubco Common Shares after the consummation of the Business Combination, and there can be no assurance that a Pubco stockholder can sell such stockholder’s Pubco Common Shares in the future for a greater amount than the Redemption Price set forth in this proxy statement/prospectus. Aa TRTL Public Shareholder should consult such shareholder’s own tax or financial advisor for assistance on how this may affect its individual situation.

If TRTL Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

TRTL intends to comply with the U.S. federal proxy rules in conducting redemptions in connection with the Business Combination. However, despite TRTL’s compliance with these rules, if a TRTL shareholder fails to receive TRTL’s proxy materials, such shareholder may not become aware of the opportunity to redeem its Public Shares. In addition, this proxy statement/prospectus provides the various procedures that must be complied with in order to validly tender or redeem public shares. In the event that a Public Shareholder fails to comply with these or any other procedures, its Public Shares may not be redeemed.

In order to exercise their redemption rights, Public Shareholders are required to deliver their Public Shares, either physically or electronically using The Depository Trust Company’s DWAC System, to TRTL’s transfer agent prior to the vote at the Special Meeting. If a Public Shareholder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination is consummated, TRTL will redeem these Public Shares for a pro rata portion of the funds deposited in the Trust Account and the Public Shareholder will no longer own such Public Shares following the Merger. See the section entitled “Extraordinary General Meeting of the Shareholders - Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of TRTL shareholders of which you are a part is deemed to hold an aggregate of more than 20% of the public shares, you (or, if a member of such a group, or all of the members of such group in the aggregate) will lose the ability to redeem all such Public Shares in excess of 20% of the public shares.

A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate such shareholder’s public shares or, if part of such a group, the group’s public shares, in excess of 20% of the Public Shares, without the prior consent of TRTL Board. However, TRTL shareholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemptions. Your inability to redeem any such excess Public Shares could result in you suffering a material loss on your investment in TRTL if you sell such excess Public Shares in open market transactions. TRTL cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per share Redemption Price.

If you elect to exercise your redemption rights with respect to your Public Shares, you will not receive any CSRs.

In connection with the Business Combination and to provide additional consideration to holders of Public Shares that do not redeem their Public Shares, TRTL intends, subject to compliance with applicable law, to issue CSRs to the holders of record of the Public Shares as of the Closing Date. However, the CSRs will be distributed only to the holders of record of those Public Shares that remain outstanding after redemptions in connection with the Business Combination. The CSRs are not typical of other similar business combination transactions. Although the CSRs are intended to provide additional consideration to holders of Public Shares that do not redeem their shares in connection with the Business Combination, such holders may ultimately decide to forego such additional consideration and redeem their Public Shares. Holders who choose to redeem Public Shares will not receive any CSRs. Accordingly, to the extent that you elect to redeem your Public Shares, you will receive no CSRs in respect of such shares.

Risks Related to TRTL

Public Shareholders have limited rights or interests in funds in the Trust Account. For Public Shareholders to liquidate their investment, therefore, they may be forced to sell Public Securities, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account either (a) because they hold Public Shares or (b) they hold Public Shares through TRTL Units and have elected to separate such TRTL Units into the underlying Public Shares and warrants prior to exercising redemption rights with respect to the Public Shares, only upon (i) such Public Shareholder’s exercise of redemption rights in connection with TRTL’s initial business combination (which will be the Business Combination, should it occur) and then only in connection with those Public Shares that such Public Shareholder properly elected to redeem or (ii) the redemption of Public Shares if TRTL is unable to complete an initial business combination by October 22, 2024, subject to applicable law and as further described herein. In addition, if TRTL is unable to complete an initial business combination by October 22, 2024, compliance with applicable law and the Current Charter, it may result in a delay in winding up TRTL which may delay the distribution of the proceeds held in TRTL’s Trust Account. In that case, Public Shareholders may be forced to wait beyond October 22, 2024 before they receive funds from the Trust Account. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, Public Shareholders may be forced to sell their Public Shares, potentially at a loss.

TRTL’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”

As of December 31, 2023, TRTL had approximately $469,000 in operating cash and a working capital deficit of approximately $1,021,000. Further, TRTL has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination. TRTL cannot assure you that its plans to raise capital or to consummate an initial business combination, including the Business Combination, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern.

Holders of Public Shares may be held liable for claims by third parties against TRTL to the extent of distributions received by them upon Redemption of their shares.

The Sponsor has agreed that, if TRTL liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay debts and obligations to TRTL businesses or vendors or other entities that are owed money by TRTL for services rendered or contracted for or products sold to TRTL in excess of the net proceeds of TRTL’s IPO not held in the Trust Account, and will not seek repayment for such expenses, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the Trust Account and only if such parties have not executed a waiver agreement. However, there can be no assurances that it will be able to satisfy those obligations if it is required to do so.

If TRTL is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against TRTL which is not dismissed, any distributions received by Public Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as a “preferential transfer,” a “fraudulent preference, conveyance or disposition.” As a result, a bankruptcy court could seek to recover all amounts received by TRTL’s Public Shareholders. Furthermore, because TRTL intends to distribute the proceeds held in the Trust Account to TRTL’s Public Shareholders promptly after expiration of the time TRTL has to complete an initial business combination, this may be viewed or interpreted as giving preference to TRTL’s Public Shareholders over any potential creditors with respect to access to or distributions from TRTL’s assets. Furthermore, the TRTL Board may be viewed as having breached its fiduciary duties to TRTL or TRTL’s creditors and/or having acted in bad faith, thereby exposing itself and TRTL to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. There is no assurance that claims will not be brought against TRTL for these reasons.

Although TRTL seeks to have all vendors, service providers (other than its independent auditors) or other entities with which it does business, execute agreements with TRTL waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of TRTL’s Public Shareholders, as well as distributions to Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Public Shareholders or claims challenging the enforceability of the waiver.

If third parties bring claims against TRTL, the proceeds held in the Trust Account could be reduced and the Redemption Price received by Public Shareholders may be less than $10.00 per share.

TRTL’s placing of funds in the Trust Account may not protect those funds from third-party claims against TRTL. Although TRTL seeks to have all vendors, service providers (other than its independent registered public accounting firm), or other entities with which it does business execute agreements with TRTL waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of TRTL’s Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against TRTL’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, TRTL’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to TRTL than any alternative.

Examples of possible instances where TRTL may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with TRTL and will not seek recourse against the Trust Account for any reason. Upon Redemption of TRTL’s Public Shares, if TRTL is unable to complete its initial business combination within the prescribed time frame, or upon the exercise of a Redemption Right in connection with the Business Combination, TRTL will be required to provide for payment of claims of creditors that were not waived that may be brought against TRTL within the ten years following Redemption. Accordingly, the Redemption Price received by Public Shareholders could be less than the $10.85 held in the Trust Account as May 1, 2024, due to claims of such creditors. In such event, TRTL may not be able to complete an initial business combination, and you would receive such lesser amount per share in connection with any Redemption of your Public Shares.

The Sponsor has agreed that, if TRTL liquidates the Trust Account prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to TRTL. Accordingly, if a claim brought by a target business or vendor did not exceed the amount of funds available to TRTL outside of the Trust Account or available to be released to TRTL from interest earned on the trust account balance, the Sponsor would not have any obligation to indemnify such claims as they would be paid from such available funds. However, if a claim exceeded such amounts, the only exceptions to the Sponsor’s obligations to pay such claim would be if the party executed an agreement waiving any right, title, interest or claim of any kind they have in or to any monies held in the trust account. TRTL has not asked the Sponsor to reserve any amount to satisfy any indemnification obligations that may arise and its only assets are expected to be TRTL’s securities. Accordingly, TRTL believes it is unlikely that the Sponsor will be able to satisfy these indemnification obligations if it is required to do so. Therefore, TRTL cannot assure you that the per-share distribution from the Trust Account, if we liquidate the Trust Account because TRTL has not completed a business combination within the required time period, will not be less than $10.00.

TRTL’s directors may decide not to enforce the indemnification obligations of the Sponsor under the Insider Letter Agreement, resulting in a reduction in the amount of funds in the Trust Account available for distribution to TRTL’s Public Shareholders.

The Sponsor has agreed that, if TRTL liquidates the Trust Account prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to TRTL.

In the event that the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, TRTL’s independent directors would determine whether to take legal action against Sponsor to enforce its indemnification obligations. While TRTL currently expects that its independent directors would take legal action on behalf of TRTL against Sponsor to enforce its indemnification obligations to TRTL, it is possible that TRTL’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If TRTL’s independent directors choose not to enforce these indemnification obligations, there may be less funds in the Trust Account available for distribution to TRTL’s Public Shareholders.

If, after TRTL distributes the proceeds in the Trust Account to its Public Shareholders, TRTL files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against TRTL that is not dismissed, a bankruptcy or other court may seek to recover such proceeds and the members of the TRTL Board may be viewed as having breached their fiduciary duties to TRTL’s creditors, thereby exposing the members of the TRTL Board and TRTL to claims of punitive damages.

If, after TRTL distributes the proceeds in the Trust Account to its Public Shareholders, TRTL files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against TRTL that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a bankruptcy court could seek to recover all amounts received by TRTL’s shareholders. In addition, the TRTL Board may be viewed as having breached its fiduciary duty to TRTL’s creditors and/or having acted in bad faith, thereby exposing itself and TRTL to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

TRTL’s outstanding Warrants may have an adverse effect on the market price of Ordinary Shares or may create dilution for Public Shareholders.

TRTL has issued Warrants that will result in the issuance of additional Ordinary Shares. Such securities, when converted or exercised, will increase the number of issued and outstanding Ordinary Shares. The sale, or even the possibility of sale, of the shares underlying the Warrants could have an adverse effect on the market price for TRTL’s securities. If and to the extent these Warrants are converted or exercised, TRTL’s Public Shareholders may experience dilution to their holdings.

TRTL’s management’s ability to require holders of TRTL’s redeemable warrants to exercise such redeemable warrants on a cashless basis will cause holders to receive fewer Ordinary Shares upon their exercise of the redeemable warrants than they would have received had they been able to exercise their redeemable warrants for cash.

If TRTL calls TRTL’s warrants for redemption after the redemption criteria described elsewhere in this report have been satisfied, TRTL’s management will have the option to require any holder that wishes to exercise his warrants (including any warrants held by TRTL’s Insiders or their permitted transferees) to do so on a “cashless basis.” If TRTL’s management chooses to require holders to exercise their warrants on a cashless basis, the number of Ordinary Shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in TRTL.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for TRTL to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act requires that TRTL evaluate and report on its system of internal controls. Following the initial business combination, if the Company is deemed to be a large accelerated filer or an accelerated filer, it will be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. Further, for as long as the Company remains an emerging growth company, it will not be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. Following the Business Combination, the Company will be required to assure that it is in compliance with the provisions of the Sarbanes-

Oxley Act regarding adequacy of its internal controls. The need to develop the internal control system to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the Business Combination as well as impose obligations of the Company following the Business Combination.

If TRTL were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company with the SEC;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are currently not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We do not believe that our principal activities and the Business Combination will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. An investment in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination (which shall be the Business Combination should it occur); (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Ordinary Shares the right to have their shares redeemed in connection with our initial business combination (which shall be the Business Combination should it occur) or to redeem 100% of our public shares if we do not complete our initial business combination by October 22, 2024 (unless such date is extended by TRTL shareholders) or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares; or (iii) absent an initial business combination (which shall be the Business Combination should it occur) by October 22, 2024 (unless such date is extended by TRTL shareholders), our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. If we are unable to complete the Business Combination, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and our warrants will expire worthless.

If we are deemed to be an investment company for purposes of the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and could increase the costs and time needed to complete a business combination or impair our ability to complete a business combination. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless.

To mitigate the risk that TRTL might be deemed to be an investment company for purposes of the Investment Company Act, on June 13, 2023, TRTL instructed the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank until the earlier of the consummation of our initial business combination or our liquidation. As a result, we may receive less interest on the funds held in the Trust Account than the interest we would have received pursuant to our original Trust Account investments, which could reduce the dollar amount our public shareholders would receive upon any redemption or liquidation.

The funds in the Trust Account had, since TRTL’s initial public offering, been held in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However on June 13, 2023, to mitigate the risk of it being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we instructed Continental, the trustee with respect to the trust account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the Trust Account in an interest-bearing demand deposit account at a bank until the earlier of the consummation of the initial business combination or liquidation. Following such liquidation, TRTL may receive less interest on the funds held in the Trust Account than the interest TRTL would have received pursuant to the original Trust Account investments; however, interest previously earned on the funds held in the Trust Account still may be released to us to pay taxes, if any, and certain other expenses as permitted. Consequently, the transfer of the funds in the Trust Account to an interest-bearing demand deposit account could reduce the dollar amount our public shareholders would receive upon any redemption or liquidation.

In the event that TRTL may be deemed to be an investment company, it may be required to liquidate.

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect TRTL’s or One Energy’s business, financial condition or results of operations, or prospects.

The funds in TRTL’s operating account and Trust Account are held in banks or other financial institutions. Cash held in non-interest bearing and interest-bearing accounts would exceed any applicable Federal Deposit Insurance Corporation (“FDIC”) insurance limits. Should events, including limited liquidity, defaults, non-performance or other adverse developments occur with respect to the banks or other financial institutions that hold TRTL or One Energy’s funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, our liquidity may be adversely affected. For example, on March 10, 2023, the FDIC announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. Although we did not have any funds in Silicon Valley Bank or other institutions that have been closed, we cannot guarantee that the banks or other financial institutions that hold our funds will not experience similar issues.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for TRTL or One Energy to acquire financing on favorable terms in connection with the Business Combination, or at all, and could have material adverse impacts on liquidity, their respective business, financial condition or results of operations, and prospects. TRTL and One Energy’s businesses may be adversely impacted by these developments in ways that cannot be predicted at this time, there may be additional risks that have not yet been identified, and we cannot guarantee that negative consequences can be avoided directly or indirectly from any failure of one or more banks or other financial institutions.

Although not formally retained in connection with the Business Combination, the Underwriters have waived their entitlement to the deferred underwriting commissions payable in connection with TRTL’s initial public offering.

TRTL’s shareholders should be aware that on July 17, 2023, Barclays, Goldman and Academy (collectively, the “Waiving Underwriters”), agreed to waive all rights to their respective portion of the Deferred Discount (as defined in the Underwriting Agreement between the parties and TRTL, dated July 19, 2021) (or approximately $9.96 million of the total $12.075 million of the Deferred Discount). None of Barclays, Goldman or Academy have been formally retained in connection with the Business Combination. TRTL’s shareholders should be aware that the waiver of the Deferred Discount by such parties may be an indication that they do not want to be associated with the disclosure in this proxy statement/prospectus or the Business Combination, and TRTL shareholders should not place any reliance on the participation of these banks prior to such resignation and fee waivers in the transactions contemplated in the proxy statement/prospectus. None of the Waiving Underwriters provided a reason for its resignation, and neither TRTL nor One Energy will speculate as to their motivations for resigning from their respective roles. None of the Underwriters communicated to TRTL or One Energy, and neither TRTL nor One Energy are aware, that the resignations were the result of any dispute or disagreement with TRTL or One Energy, including any disagreement relating to the disclosure in this proxy statement/prospectus or any matter relating to TRTL or One Energy operations, prospects, policies, procedures or practices.

The Waiving Underwriters had not been formally retained in connection with the Business Combination, including with respect to identifying and evaluating business combination targets. The Waiving Underwriters waived their entitlement to certain fees which would be owed upon completion of the Business Combination, which were comprised of approximately $4.83 million for Barclay’s, $4.83 million for Goldman and $0.3 million for Academy, as deferred underwriting fees. Such fee waivers for services already rendered are unusual. As a result of their waiver of fees, the transaction fees payable by TRTL at the consummation of the Business Combination will be reduced by an aggregate of approximately $9.96 million. Each of the Waiving Underwriters received underwriting fees in connection with the TRTL IPO, and none of them has received or will receive any fees in connection with the Business Combination, notwithstanding that their services have been largely complete and, as such, their fee waivers could be characterized as gratuitous upon completion of the Business Combination. None of the Waiving Underwriters prepared or provided any of the disclosures in this proxy statement/prospectus or any analysis underlying such disclosure.

The Waiving Underwriters have also disclaimed any responsibility for any portion of this proxy statement/prospectus. Furthermore, TRTL and, following completion of the Business Combination, Pubco will remain liable for the provisions of the underwriting agreement with the Waiving Underwriters that survive their resignation, including, for example, with respect to indemnity and contribution.

It is the understanding of both TRTL and One Energy that the SEC has received similar resignation letters from investment banks in connection with other business combination transactions involving SPACs. When a financial institution is named in a registration statement, it may presume a level of due diligence and independent analysis on the part of such financial institution ordinarily associated with a professional engagement. The waiver of the deferred underwriting fee by the Waiving Underwriters indicates that they do not want to be associated with the disclosure or the underlying business analysis related to this transaction, and the resignation of these banks from other business combination transactions involving SPACs indicates that they do not want to be associated with such disclosure or business analysis for any companies undergoing such transactions.

Because the Waiving Underwriters never rendered any financial advisory services on the Business Combination, TRTL and One Energy do not believe that these resignations will impact in any way the consummation of the Business Combination and neither TRTL nor One Energy expects to hire additional financial advisors in connection with the Business Combination.

Nonetheless, it is possible that the Waiving Underwriters’ waivers may adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is negatively impacted, an increased number of TRTL shareholders may vote against the proposed Business Combination or seek to redeem their shares for cash.

In connection with the Special Meeting, Public Shareholders may need to comply with specific requirements for redemption of their Public Shares that may make it more difficult for Public Shareholders to exercise their redemption rights prior to the deadline for exercising their rights.

In connection with any shareholder meeting called to approve a proposed initial business combination, each Public Shareholder will have the right, regardless of whether it is voting for or against such proposed business combination, to redeem its Public Shares for pro rata share of the Trust Account. The Redemption Price to be paid will be the applicable pro rata portion of the monies held in the Trust Account. TRTL may require Public Shareholders who wish to redeem their Public Shares in connection with a proposed business combination to either tender their certificates (if any) and redemption forms to the Transfer Agent or to deliver their share certificates (if any) and other redemption forms to the Transfer Agent electronically using DTC’s DWAC System. In order to obtain a physical share certificate, a Public Shareholder’s broker and/or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. It is TRTL’s understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because TRTL does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. It is also TRTL’s understanding that it takes a short time to deliver shares through the DWAC System. However, this too may not be the case. Accordingly, if it takes longer than TRTL anticipates for Public Shareholders to deliver their share certificates (if any) and other redemption forms, Public Shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Public Shares.

Investors may not have sufficient time to comply with the delivery requirements for redemption.

Pursuant to TRTL’s Current Charter, TRTL is required to give a minimum of only 10 days’ notice for an extraordinary general meeting. As a result, if TRTL requires Public Shareholders who wish to redeem their Public Shares for a pro rata portion of the funds in the Trust Account to comply with specific delivery requirements for redemption, holders may not have sufficient time to receive the notice and deliver their share certificates (if any) and other redemption forms. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain TRTL’s securities when they otherwise would not want to.

If TRTL requires Public Shareholders who wish to redeem their Public Shares to comply with the delivery requirements for redemption, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the proposed business combination is not approved.

If TRTL requires Public Shareholders who wish to redeem their Public Shares to comply with specific delivery requirements for redemption described above and such proposed business combination is not consummated, TRTL will promptly return such certificates to the redeeming Public Shareholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until TRTL has returned their securities to them. The market price for TRTL’s shares may decline during this time and TRTL’s Public Shareholders may not be able to sell their securities when they wish to, even while other shareholders that did not seek to redeem may be able to sell their securities.

Because TRTL is incorporated under the laws of the Cayman Islands, Public Shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. Federal courts may be limited.

Because TRTL is currently incorporated under the laws of the Cayman Islands, Public Shareholders may face difficulties in protecting their interests and their ability to protect their rights through the U.S. federal courts may be limited prior to the Domestication. TRTL is currently an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon TRTL’s directors or officers, or enforce judgments obtained in the United States courts against TRTL’s directors or officers.

Until the Domestication is effected, TRTL’s corporate affairs are governed by the Current Charter, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of TRTL securityholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to TRTL under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of TRTL’s securityholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against TRTL judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against TRTL predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the TRTL Board or controlling shareholders than they would as public stockholders of a United States company.

TRTL’s officers, directors, or any of their respective affiliates are not obligated to offer any corporate opportunity of which he or she may become aware to TRTL, except for certain limited circumstances, if the Business Combination is not consummated for any reason after the Domestication takes effect, and the Interim Charter becomes the governing charter of TRTL.

Pursuant to the Current Charter, to the fullest extent permitted by applicable law, TRTL’s directors and officers have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as TRTL. TRTL has renounced any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for TRTL’s directors and officers, on the one hand, and TRTL, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, TRTL’s directors and officers have no duty to communicate or offer any such corporate opportunity to TRTL and shall not be liable to TRTL or its shareholders for breach of any fiduciary duty solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to TRTL. Before TRTL consummates its Business Combination, TRTL will file certain documents in the Cayman Islands and the State of Delaware in order to affect the Domestication. At the effective time of the Domestication, TRTL will cease to be an exempted company incorporated under the laws of the Cayman Islands and will continue as a Delaware corporation. The Current Charter will be replaced by the Interim Charter and TRTL shareholders rights will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law. Although TRTL plans to consummate its initial business combination on the business day after the Domestication, in the event that the initial business combination is not consummated for any reason, the Interim Charter will become the governing charter of TRTL. Under the Interim Charter, TRTL’s officers and directors, or any of their respective affiliates may become aware of business opportunities which may be appropriate for presentation to TRTL and the other entities to which they owe certain fiduciary or contractual duties.

The inclusion of the “corporate opportunity” waiver in the Interim Charter provides TRTL with greater flexibility to attract and retain the officers and directors that TRTL feels are the best candidates. However, the personal and financial interests of TRTL’s directors and officers may influence their motivation and may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business opportunity are appropriate and are in TRTL shareholders’ best interest. The directors, officers or their respective affiliates will have no duty to communicate or offer such transaction or business opportunity to TRTL or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. TRTL’s directors, officers or their respective affiliates are only obligated to present the opportunity to TRTL when such opportunity was offered to such person solely in his or her capacity as a director or officer of TRTL and (i) such opportunity is one TRTL is legally and contractually permitted to undertake and would otherwise be reasonable for TRTL to pursue and (ii) the director or officer is permitted to refer that opportunity to TRTL without violating any legal obligation.

Risks Related to the Contingent Stock Rights

Under certain circumstances, the Contingent Stock Rights will have no value and will be automatically terminated without any further consideration.

The terms of the Contingent Stock Rights will be governed by the CSR Agreement.

The CSR Holders are being provided with a significant valuation protection through the opportunity to obtain additional contingent consideration in the form of Pubco Common Shares in the event that the post-closing trading price of Pubco Common Shares does not equal or exceed a daily VWAP of $12.00 per share over 20 out of any 30 consecutive trading days, during the two-year period after Closing. If the trading price meets this threshold prior to the CSR Settlement Date, then no Pubco Common Shares will be issued to the CSR Holders and the CSR Escrow Shares will be released to Mr. Kent.

Consideration owed to the holders of the Contingent Stock Rights, if any, will not be delivered prior to the CSR Settlement Date, except in certain limited circumstances.

The CSRs will mature on the earlier of (i) the date that is two years following the Closing, or (ii) in certain circumstances, the occurrence of certain change of control events with respect to Pubco, including certain mergers, consolidations and asset sales. Because no interest will accrue on the Contingent Value Rights, you will not receive any compensation for holding any CSRs between the Closing and either the termination of such CSRs or the receipt of Pubco Common Shares if the CSR Earnout Target(s) are met.

Risks Related to Tax

There is a risk that a U.S. Holder may recognize taxable gain with respect to its Ordinary Shares at the effective time of the Domestication.

As described more fully under the section entitled “Proposal 3: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication and the Business Combination to TRTL Shareholders” below, the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Accordingly, U.S. Holders (as defined in such section) of Ordinary Shares will be subject to Section 367(b) of the Code and, as a result:

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A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of TRTL’s earnings in income;

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A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of $50,000 or more, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power and value of all classes of Ordinary Shares will generally recognize gain (but not loss) on the exchange of Ordinary Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Ordinary Shares, provided certain other requirements are satisfied. TRTL does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication; and

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A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of $50,000 or more, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power or value of all classes of Ordinary Shares will generally be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d))) attributable to its Ordinary Shares, provided certain other requirements are satisfied. TRTL does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of Ordinary Shares may still recognize gain (but not loss) upon the exchange of its Ordinary Shares for TRTL common stock pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code equal to the excess, if any, of the fair market value of the common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Ordinary Shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. In such event, the U.S. Holder’s aggregate tax basis in TRTL common stock received in connection with the Domestication will be the same as the aggregate tax basis of Ordinary Shares surrendered in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the description in the section entitled “Proposal 3: The Business Combination Proposal - Material U.S. Federal Income Tax Consequences of the Domestication and the Business Combination to TRTL Shareholders - U.S. Holders - Effect of PFIC Rules on the Domestication.”

U.S. Holders of Ordinary Shares may recognize gain for U.S. federal income tax purposes upon receipt of CSRs in connection with the Business Combination.

As described more fully under the section entitled “Proposal 3: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication and the Business Combination to TRTL Shareholders” below, there is no direct authority addressing the tax treatment of the receipt of the CSRs. Therefore, the tax consequences of receiving CSRs is uncertain. We intend to take the position that, except as otherwise described below with respect to imputed interest income, the issuance of CSRs will be a tax-free deferred payment obligation to the U.S. Holders, and accordingly U.S. Holders would generally not recognize gain or loss upon the receipt of such CSRs and any additional Pubco Common Shares pursuant to the CSRs. However, due to the lack of authority regarding the tax treatment of the receipt of the CSRs, there is a material possibility that the IRS could successfully challenge the above-described tax-free treatment of the issuance of the CSRs and any additional Pubco Common Shares pursuant to the CSRs. If so, then the receipt of the CSRs by U.S. Holders could result in the recognition of gain by such U.S. Holders up to the fair market value of such CSRs (but in no event greater than the amount of gain such U.S. Holders would recognize if the U.S. Holders sold their TRTL common stock for their fair market value).

Notwithstanding the foregoing, even if the receipt of CSRs is generally tax-free to U.S. Holders, imputed interest income will nevertheless be imposed on U.S. Holders at the time of receipt of any additional Pubco Common Shares pursuant to the CSRs, based on discounting at the applicable federal rate at the time of receipt back to the date of the Business Combination.

TRTL could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.

TRTL could also be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law could reduce TRTL’s after-tax income and adversely affect TRTL’s business and financial condition. For example, the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), enacted in December 2017, resulted in fundamental changes to the Code, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, relaxed certain of the limitations imposed by the Tax Act for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect us, One Energy, Pubco, or our or their subsidiaries. In addition, other changes could be enacted in the future to increase the corporate tax rate, limit further the deductibility of interest, or effect other changes that could have a material adverse effect on TRTL’s financial condition. Such changes could also include increases in state taxes and other changes to state tax laws to replenish state and local government finances depleted by costs attributable to the COVID-19 pandemic and the reduction in tax revenues due to the accompanying economic downturn.

In addition, TRTL’s effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and often open to interpretation. In the future, the tax authorities could challenge TRTL’s interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to TRTL’s income tax provision that could increase TRTL’s effective tax rate. Changes to tax laws may also adversely affect TRTL’s ability to attract and retain key personnel.

Risks Related to One Energy’s Industry and Operations

Potential conflicts with partners could harm our business relationships and negatively impact various aspects of our operations.

We rely heavily on our relationships with various partners, including suppliers, customers and other stakeholders. These relationships are critical to our business operations and our ability to deliver our services effectively.

However, there is a risk that disagreements or conflicts may arise with our partners. These disagreements could be related to a variety of issues, including contractual terms, business practices or strategic decisions. If we are unable to resolve such disagreements in a satisfactory manner, our relationships with these partners could be harmed. This could have a negative impact on our reputation, our ability to secure necessary resources or services, and our overall business operations. In addition, resolving these disagreements could require significant time and resources, which could distract our management from focusing on our business operations and strategic objectives.

We face the risk of losing rights to our core intellectual property if we fail to renew or maintain our IP or if third parties challenge the validity of our intellectual property.

Our business model and competitive advantage are significantly based on our proprietary technology and intellectual property. This includes patents, trademarks, copyrights, and trade secrets that are critical to our operations, product development and service delivery. However, there is a risk that we could lose rights to our core intellectual property. This could occur due to a number of reasons including, but not limited to, failure to pay necessary renewal or maintenance fees, failure to make filings to renew or maintain IP, or third parties challenging the validity of our intellectual property rights. If we were to lose rights to our core intellectual property, it could significantly harm our business by eroding our competitive advantage, limiting our ability to innovate or provide our services, and potentially leading to costly litigation. We strive to protect and maintain our intellectual property rights, but there can be no assurance that these efforts will be successful.

We maintain certain technology as trade secrets and other third parties could independently develop competing or similar technologies, allowing them to develop plants without our license if our other intellectual property rights are insufficient to prevent such unlicensed development and deployment of plants.

Our material intellectual property includes trade secrets related to engineering know-how and process that are not protected by patents in order to maintain our competitive position. We may not be able to protect our trade secrets, know-how and other internally developed information adequately. Although we use reasonable efforts to protect this internally developed information and technology, our employees, consultants and other parties (including independent contractors and companies with which we conduct business) may unintentionally or willfully disclose our information or technology to competitors. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other internally developed information. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information or technology is difficult, expensive and time-consuming, and the outcome is unpredictable.

Further, when employees with knowledge of our trade secrets and confidential information leave us and join new employers, it may be difficult or impossible for us to detect or prove misappropriation of our confidential information and trade secrets by the former employee and/or the former employee’s new employer. In addition, other third parties may independently discover trade secrets and proprietary information, and, in such cases, we could not assert any trade secret rights against such party.

Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position, business, financial condition and results of operations.

Risk of business being materially harmed if unable to maintain licenses or obtain future necessary licenses on commercially reasonable terms.

Our operations and services rely on various licenses that we have obtained from third parties. These licenses are critical to our ability to operate our business, provide our services, and develop our products. However, there is a risk that we may not be able to maintain these licenses or obtain necessary future licenses on commercially reasonable terms. This could occur due to a variety of reasons, including changes in the business or financial conditions of our licensors, changes in market conditions, or disagreements with our licensors. If we are unable to maintain our current licenses or obtain necessary future licenses on commercially reasonable terms, it could materially harm our business. This could limit our ability to provide our services, develop our products, or operate our business as planned.

Defending against intellectual property infringement claims may negatively impact the demand for our process licenses and divert resources away from our business efforts.

Our business involves the use and development of various intellectual properties. As such, there is a risk that we may face claims of intellectual property infringement from third parties. Defending against these claims, regardless of their merit, could be costly and time-consuming. It could also divert our management’s attention and resources away from our business operations and strategic objectives. Furthermore, these claims could negatively impact market demand for our process licenses, as potential customers may be reluctant to engage with us due to the perceived risk of infringement. This could result in lost sales and harm our reputation in the market.

Our intellectual property, including its patents, is a critical asset, and the inability to successfully defend a patent if it is challenged could negatively impact its competitive position and financial performance.

Our intellectual property, including our patents, is a critical asset for our business. However, there is a risk that we may be unable to successfully defend a patent if it is challenged. This could be due to the cost of legal proceedings, the strength of the challenger’s case, or other factors. If we are unable to defend a patent, we could lose exclusive rights to the patented technology, which could negatively impact our competitive position and financial performance.

Our brands, including One Power Company, are important assets, and any inability to effectively protect its brands could undermine its competitive position, negatively impact its reputation, and reduce the value of its brands.

Our brands are material to our business and that, in connection with the Business Combination, we have been in the process of changing the name from “One Energy Enterprises, Inc.” to “One Power Company.” Since we do not have a registered trademark for our name currently, and two other companies are using the “One Energy” name. To better protect our brand, we intend to rebrand ourselves as One Power Company, Inc. after the Closing and has filed an intent-to-use trademark for “One Power Company” with the U.S. Patent and Trademark Office. One Energy’s trademark portfolio includes U.S. registration applications for the marks OPC (U.S. Serial No. 90/465,468), ONE POWER COMPANY (U.S. Serial No. 90/465,466), WINDMILL LOGO (U.S. Serial No 98/251768, POWER ISLAND (U.S. Serial No. 98/208488), POWER ISLANDS (U.S. Serial No 98/208493), MEGAWATT HUBS (U.S. Serial No. 98/257983), ONE POWER (U.S. Serial No. 98/310150), ONE POWER (DESIGN) (U.S. Serial No. 98/310155) and MHV (U.S. Serial No. 90/241,983), and U.S. Registrations for the marks CONTINUUM (U.S. Reg. No. 4,996,354), GREEN CAMPUS (U.S. Reg. No. 5,656,000), WIND CAMPUS (U.S. Reg. No. 5,438,611), WIND FOR INDUSTRY (U.S. Reg. No. 4,736,682), and MANAGEDHV (U.S. Reg. No. 6,943,992). Our brands, including One Power Company, are important assets that help us to differentiate our services and build relationships with our customers. However, there is a risk that we may be unable to effectively protect our brands. This could be due to trademark infringement, dilution, or other factors. If we are unable to protect our brands, it could undermine our competitive position, negatively impact our reputation, and reduce the value of our brands.

The information technology systems and data that we maintain may be subject to intentional or inadvertent disruption, other security incidents or alleged violations of laws, regulations or other obligations relating to data handling that could result in regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales and other adverse business consequences.

We rely on information technology systems in order to conduct business, including communicating with employees and our facilities, ordering and managing materials from suppliers and analyzing and reporting results of operations, as well as for storing sensitive, personal and other confidential information. While we have taken steps to ensure the security of our information technology systems, our security measures or those of our third-party vendors may not be effective and our or our third-party vendors’ systems may nevertheless be vulnerable to computer viruses, security breaches and other disruptions from unauthorized users. If our or our third-party vendors’ information technology systems are damaged or cease to be available or function properly for an extended period of time, whether as a result of a significant cyber incident or otherwise, our ability to communicate internally as well as with our retail customers could be significantly impaired, and such impaired ability to communicate may adversely impact our business.

Additionally, the techniques used to obtain unauthorized, improper or illegal access to information technology systems are constantly evolving, may be difficult to detect quickly and often are not recognized until after they have been launched against a target. We may be unable to anticipate these techniques, react in a timely manner or implement adequate preventative or remedial measures. Any operational failure or breach of security from these increasingly sophisticated cyberthreats could lead to the loss or disclosure of both our and our retail customers’ financial, product and other confidential information, lead to the loss or disclosure of personally identifiable information about our employees or customers, result in negative publicity and expensive and time-consuming regulatory or other legal proceedings, damage our relationships with our customers and have a material adverse effect on our business and reputation. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, eliminating and putting in place additional tools and devices designed to prevent future actual or perceived security incidents and in connection with complying with any notification or other obligations resulting from any security incidents. Because we do not control our third-party vendors or the processing of data by our third-party vendors, our ability to monitor our third-party vendors’ data security is limited and we cannot ensure the integrity or security of the measures they take to protect and prevent the loss of our or our consumers’ data. As a result, we are subject to the risk that cyberattacks on, or other security incidents affecting, our third-party vendors may adversely affect our business, even if an attack or breach does not directly impact our systems.

Cybersecurity threats, which are increasing in sophistication, could lead to operational failure or security breaches, the loss or disclosure of financial, product, and other confidential information, liability, costs, damages, contract termination, and potential reputational damage.

In the course of our operations, we collect, store, and transmit a significant amount of data, including financial information, product details, customer information, and other sensitive and confidential information. This data is critical to our operations and the provision of our services. However, we face the risk of operational failure or security breaches, particularly due to increasingly sophisticated cybersecurity threats. Despite our efforts to implement robust security measures, there is no guarantee that our systems will be completely secure. A successful cyber-attack could result in the loss or disclosure of critical or sensitive data and the disruption of operations, which could materially harm our business. This could lead to financial losses, damage to our reputation, legal liabilities, and a loss of confidence among our customers and partners. Additionally, a breach could lead to the termination of contracts by our partners or customers.

The integration of AI into our operations carries risks, including technical challenges and potential issues with data privacy or security, which could negatively impact its financial performance and operational efficiency.

We may seek to integrate artificial intelligence (AI) into our operations to improve efficiency, reduce costs, or achieve other benefits. However, the integration of AI carries risks. These risks can include technical challenges, higher than expected costs, and potential issues with data privacy or security. There is also a risk that the AI may not perform as expected, which could lead to operational disruptions or other issues. If we encounter significant challenges or issues with the integration of AI into our operations, it could negatively impact our financial performance and operational efficiency.

Our revenue is significantly derived from the sale of renewable energy credits (RECs), and fluctuations in the price or availability of RECs could significantly impact revenues and profitability, potentially reducing the revenue from REC sales or increasing operational costs if we need to purchase RECs to meet regulatory requirements or contractual obligations.

A material portion of our revenue is derived from the sale of renewable energy credits (RECs). The market for RECs is highly volatile and unpredictable, influenced by factors such as changes in government policy, supply and demand dynamics, and broader economic conditions. Fluctuations in the price or availability of RECs could significantly impact our revenues and profitability. For instance, a decrease in REC prices or a surplus of RECs in the market could reduce the revenue we receive from REC sales. Conversely, changes in regulations or market conditions that reduce the availability of RECs could increase our operational costs if we need to purchase RECs to meet regulatory requirements or contractual obligations.

While we strive to manage these risks through careful market analysis and strategic planning, there can be no assurance that we will be able to fully mitigate the potential impact of REC market volatility on our business. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

A Company wind turbine had a blade failure and the results of that failure have the potential to adversely impact the Company’s revenue and reputation.

On January 22, 2024, a single blade at one of the Company’s projects in Findlay, Ohio experienced a structural failure, separated from the rotor and fell to the ground. The tower was not materially damaged by the blade and nobody was injured. Further, no component of the failed turbine left the Company’s property, there was no fire, there was no environmental spill, and there was no need for emergency services. However, the Company took the precautionary step of shutting down all of its turbines until a cause of the failure was identified. The Company’s root cause investigation of the foregoing failure currently remains underway and the Company continues to work with the turbine manufacturer and independent engineers to determine the cause of the January failure, a repair plan, and a plan for restarting all of the Company’s turbines that have not already been restarted. In April 2024, the Company was able to commence restarting a portion of its fleet and expects to be able to safely restart the remainder of its fleet and repair the damaged turbine before the end of the second quarter of 2024, provided, however, that the Company also has a reasonable belief that the root cause of the January’s blade failure may also affect other turbines in the Company’s fleet. Unless the “root cause” is identified and ameliorated (to the extent possible, and it is possible that the Company may be unable to fully remediate the root causes of this particular failure), the Company may experience failures similar to the January failure in the future. At this time, the exact timing or cost of restarting the entirety of the Company’s fleet remains unknown. While the Company believes that a combination of warranty policies and business interruption insurance will result in the Company recovering substantially all of the lost revenue associated with the failure it experienced, there is no guarantee that the Company will be able to recover any or all of the lost revenue. This event and any future operational events may hurt the Company’s reputation with its customers and other stakeholders. The Company may end up in litigation, which may not be successful, to enforce its rights under the warranty or business interruption coverage.

Additionally, certain of the Company’s products may have quality issues resulting from the design or manufacture of these products or the commissioning of these products or the software integrated into them. Such risks are particularly present in our engineering, production, and project sites, which are located all over the world and have a high degree of organizational and technological complexity. A failure or malfunction of one of our products may extend to other products or may affect whole production facilities or plants or entire product lines, which may already be installed or planned to be installed at customer sites. Potential consequences of quality issues could result in the shutdown of power plants, shutdown of wind farms, delays in project commissioning, property damage, customer claims, and detrimental effects on our reputation. There is a risk that our quality assurance measures will not be effective enough to detect and adequately respond to every quality assurance issue in a timely manner or at all, especially in relation to new technologies, which are typically in an early phase of implementation and, because operational data is rare, whose lifetime cannot be reliably predicted. Any of the described cost-increasing effects, claims, liabilities or reputational damages could have a material adverse effect on our business, financial positions and results of operations. Furthermore, addressing identified technical and quality-related problems could take longer than expected and cause higher costs than originally assumed due to greater complexity.

Our operations could be adversely affected by employee negligence or misconduct, potentially leading to asset damage, operational disruption, reputational harm, and legal liability.

Our operations could be adversely affected by the negligence or improper actions of our employees. Such actions could result in damage to our assets, harm to our employees or others, disruption of our operations, or harm to our reputation. They could also lead to legal liability, regulatory penalties, or contractual disputes. While we have policies and procedures in place to promote responsible behavior and to manage these risks, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential impact of these risks. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Significant competition in the energy market and energy technologies market could lead to lost market share and lower gross margins.

The energy market and energy technologies market are highly competitive and rapidly evolving. We face competition from a number of companies, some of which have greater resources than we do, including, but not limited to, financial, technical, marketing, and legal resources. These competitors may develop products or technologies that are similar to technologies we are using or that achieve greater market acceptance. If we are unable to compete effectively, we could lose market share, which could result in lower revenues and gross margins, and could harm our business and financial results.

We face direct and indirect competition from new or existing entities, potentially impacting market share, pricing power, and customer relationships, and negatively impacting financial performance and growth prospects if we are unable to compete effectively. We operate in a competitive market and face direct and indirect competition from a variety of entities. These can include other renewable energy companies, traditional energy companies, and new entrants to the market. Competition can impact our market share, pricing power, and customer relationships. If we are unable to compete effectively, it could negatively impact our financial performance and growth prospects.

Competition within our supply chain could result in insufficient inventory, negatively affecting our operational results.

We operate in a competitive market where access to necessary resources and components is crucial. There is a risk that competition in our supply chain could result in insufficient inventory of necessary components for our operations. This could be due to increased demand, limited supply, or strategic actions by our competitors. If we are unable to secure necessary inventory in a timely and cost-effective manner, it could negatively affect our ability to meet our operational targets, fulfill customer orders, meet contractual deadlines with counterparties, maintain our competitive position, and meet other objectives. This could, in turn, negatively affect our results of operations, financial condition, and reputation.

The inability to establish supply relationships for necessary components or facing higher than anticipated component costs could disrupt our operations.

Our operations rely on various components that we source from third-party suppliers. There is a risk that we may not be able to establish or maintain supply relationships for these necessary components. This could be due to a variety of factors, including changes in our suppliers’ business or financial conditions, changes in market conditions, or disagreements with our suppliers. If we are unable to secure necessary components, it could disrupt our operations, delay our product development and delivery, increase our costs, and damage our reputation. Additionally, if the costs of these components are higher than we anticipate, it could negatively impact our margins and financial condition.

We currently rely on one supplier to provide the platform for our Wind for Industry projects. Any disruption in the operations of this key supplier could adversely affect our business and results of operations.

We currently rely on one supplier to provide the platform for our Wind for Industry projects, and we intend to continue to rely on this supplier going forward.

Our dependence on this third-party supplier exposes us to challenges and risks in ensuring that we maintain adequate equipment for our projects. Although we carefully manage our equipment and lead-times, we may experience a delay or disruption in our supply chain and/or our current supplier may not continue to provide us with the requisite equipment in our required quantities or to our required specifications and quality levels or at attractive prices. If we are unable to enter into or maintain commercial agreements with this supplier on favorable terms, or if this supplier experiences unanticipated delays, disruptions or shutdowns or other difficulties ramping up its supply of equipment or materials to meet our requirements, our operations would be seriously impacted. Although we believe we could locate alternative suppliers to fulfill our needs, we may be unable to find a sufficient alternative supply in a reasonable time or on commercially reasonable terms.

Difficulties in scaling production and delivery capabilities, developing and commercializing technologies, or being outpaced by competitors could pose significant risks.

Our business strategy and success rely on our ability to scale our production and delivery capabilities, as well as to develop, deploy, and commercialize new technologies. However, there is a risk that we may encounter difficulties in these areas. These difficulties could be due to a number of factors including, but not limited, to technical challenges, financial constraints, regulatory hurdles, or competitive pressures. If we are unable to scale our operations, develop new technologies, or commercialize our innovations effectively, it could harm our competitive position and business prospects. Furthermore, if our competitors develop or deploy similar technologies before we do, it could erode our market share and negatively impact our financial performance.

Short-term and long-term variations in wind and solar resources could significantly affect our revenue.

Our revenue is significantly dependent on the availability and predictability of wind and solar resources. Our ability to generate energy from these resources can be affected by a variety of factors, including weather patterns, climate change, and seasonal variations. In the short term, unexpected changes in wind and solar conditions can lead to lower than expected energy production, which could negatively impact our revenue. In the long term, changes in climate patterns could affect the availability or predictability of wind and solar resources, which could impact our ability to plan our operations and investments effectively. While we use sophisticated forecasting models to predict wind and solar resources, there can be no assurance that these forecasts will be accurate, and any significant discrepancies could have a material adverse effect on our business, financial condition, results of operations, and reputation.

Inaccurate energy forecasts for wind and solar engineering could negatively impact our ability to meet production targets and fulfill contractual obligations.

Our operations and strategic planning rely heavily on our ability to accurately forecast the amount of energy we can generate from wind and solar resources. These forecasts are based on a variety of factors, including historical weather data, geographical and topographical information, and advanced meteorological models. However, there is a risk that our energy forecasts may be inaccurate. This could be due to unexpected changes in weather patterns, inaccuracies in the data, errors in our calculation, or models we use, or other unforeseen factors. If our energy forecasts are significantly inaccurate, it could affect our ability to meet our energy production targets, fulfill our contractual obligations, and plan our operations effectively. This could, in turn, negatively impact our financial performance and our relationships with our customers and investors.

Currency fluctuations, inflation, trade barriers, extreme weather, pandemics, war, tariffs, or shortages and other general economic or political conditions could limit our ability to obtain key components, significantly increase our costs, and hinder our operations generally.

Our operations are subject to a variety of economic and political conditions that are beyond our control. These include currency fluctuations, inflation, trade barriers, extreme weather events, pandemics, war, tariffs, and shortages of key resources. Our operations are subject to the risks of inflation and adverse economic effects resulting from governmental attempts to control inflation, such as the imposition of principally higher interest rates. We source materials for our turbines globally, and inflationary conditions in the U.S. or elsewhere could limit our ability to obtain key components for our operations, hinder our operations, or significantly increase our costs, including freight charges, raw material costs, and other expenses, which could negatively impact our financial performance and our ability to execute our business plan. Also, all of our power purchase agreements are long-term contracts that limit our ability to increase prices, and thus revenue, in response to inflation. While our operating expenses for each turbine are also generally fixed, if a service provider or manufacturer or replacement parts found it uneconomical to provide services or parts, we might be unable to properly maintain our projects which could result in them becoming inoperable and causing a loss of revenue as well as exposing us to potential liabilities to our customers. In addition, the operating profit from each facility is used to fund our corporate operating expenses, and should the operating profit from each facility decrease, we may be unable to fund our operating expenses from our operations. In addition, inflation could cause our operating expenses to increase faster than anticipated. Although the impact of material cost, labor, or other inflationary or economically driven factors would impact the entire energy industry (including renewable sources of electricity, like solar and wind), the relative impact may not be the same across the industry, and the particular effects within the industry will depend on a number of factors, including material use, technology, design, structure of supply agreements, project management and others.

Adverse worldwide economic conditions may also adversely impact our suppliers’ ability to provide us with materials and components, which could have a material adverse effect on our business, financial condition and results of operations. The global credit and financial markets have experienced significant volatility and disruptions, including diminished liquidity and credit availability, declines in consumer confidence, inflation, declines in economic growth, wage inflation because of labor shortages and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflicts between Russia and Ukraine, Israel and Hamas, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the ones in Ukraine and Israel, may also adversely impact the financial markets and the global economy, and any economic countermeasures by affected countries and others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. These developments, or the perception that any of them could occur, may restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital.

Our ability to generate energy depends on the reliability and lifespan of its equipment, and equipment failure or deterioration could disrupt energy production, increase costs, and negatively impact its financial performance.

Our ability to generate energy from our wind and solar projects depends on the reliability and lifespan of our equipment. There is a risk that our equipment may fail or deteriorate faster than expected. This could be due to manufacturing defects, wear and tear, adverse weather conditions, or other factors. Equipment failure or deterioration could disrupt our energy production, increase our maintenance costs, which could negatively impact our financial performance or damage our reputation and our relationships with our customers.

Our ability to generate revenue and achieve profitability depends on timely project development, and any delays could increase costs, delay revenue generation, and negatively impact its financial performance.

Our ability to generate revenue and achieve profitability depends on our ability to develop our wind and solar projects on schedule. However, project development can be subject to a variety of delays. These delays can be due to permitting issues, supply chain disruptions, construction challenges, adverse weather conditions, or other factors. If our projects are delayed, it could increase our costs, delay our revenue generation, and negatively impact our financial performance, which could also damage our reputation and our relationships with our customers and partners among other impacts.

Our operations and physical assets are exposed to the risk of increasingly severe weather events due to climate change, potentially causing significant damage to physical assets, substantial repair and replacement costs, operational disruptions, decreased energy production, revenue loss, impact on local power grids and transportation infrastructure, and delays or interruptions in projects.

Our operations and physical assets are exposed to the risk of increasingly severe weather events, which are becoming more frequent and intense due to climate change. These events, including hurricanes, floods, wildfires, and extreme temperatures, could cause significant damage to our physical assets, such as our wind turbines, solar panels, and other infrastructure. This could result in substantial repair and replacement costs, and could disrupt our operations, leading to decreased energy production and revenue loss. Furthermore, severe weather events could also impact the regions where our assets are located, affecting local power grids and transportation infrastructure, and potentially leading to delays or interruptions in our projects. While we have measures in place to mitigate these risks, including insurance coverage and emergency response plans, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential damage and financial impact of severe weather events. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Engineering mistakes could lead to system failures, safety incidents, project delays, and increased costs.

Our operations involve complex engineering tasks related to the design, installation, and maintenance of wind and solar energy systems and power infrastructure. Despite our best efforts to ensure the highest standards of engineering, there is a risk of engineering mistakes. These could be due to human error, technical failures, or unforeseen complications. Engineering mistakes could lead to system failures, safety incidents, delays in project completion, damage or injury to persons or property, or increased costs due to rework or repairs. Any of these outcomes could negatively impact our reputation, financial performance, and customer relationships.

Delays in interconnecting our energy systems to the grid could lead to operational disruptions and financial losses.

Interconnecting our energy systems to the grid is a critical part of our operations. However, this process involves coordination with utilities and regulatory authorities and can be subject to delays. These delays could be due to a variety of factors, including technical issues, regulatory hurdles, or administrative backlog. Interconnection delays could lead to postponed or cancelled operation of our energy systems, which could result in lost revenue and increased costs. Furthermore, these delays could impact our ability to meet our contractual obligations to our customers, which could harm our finances, customer relationships, and reputation.

Changes to the IEEE 1547 standard could make it more difficult for our projects to interconnect with the grid, potentially disrupting energy delivery, increasing costs, and negatively impacting relationships with customers and grid operators.

Our ability to deliver energy to our customers depends on our ability to interconnect our projects with the grid. These interconnections are governed by technical standards, including the IEEE 1547 standard. The IEEE 1547 standard, or the IEEE Standard for Interconnection and Interoperability of Distributed Energy Resources with Associated Electric Power Systems Interfaces, is the standard typically adopted by states and federal regulators to cover technical requirements for the interconnection of distributed energy resources with the grid, which applies to our behind the meter generation projects. There is a risk that changes to the IEEE 1547 standard could make it more difficult for our projects to interconnect. This could be due to changes in technical requirements, safety standards, or other aspects of the standard. If we are unable to effectively manage these changes, it could disrupt the viability of our projects, our energy delivery, increase our costs, and negatively impact our relationships with customers and grid operators.

The development, construction, and operation of our projects require governmental approvals and permits, including environmental approvals and permits. Any failure to obtain or maintain in effect necessary permits could adversely affect our business and results of operations.

The development, construction, and operation of renewable energy projects are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal and the terms of a subsequently issued permit may not be consistent with the terms of the permit initially issued. In other cases, these permits may require compliance with terms that can change over time. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits, as such conditions may change over time, will be achievable. The denial or loss of a permit essential to a project, or the imposition of impractical or burdensome conditions upon renewal or over time, could impair our ability to construct and operate a project or repower or make modifications following construction. In addition, we cannot predict whether seeking the permits will attract significant opposition or whether the permitting process will be lengthened due to complexities, legal claims, or appeals. Delay in the review and permitting process for a project can impair or delay the ability to develop, construct, or operate a project or increase the cost such that the project is no longer profitable for us.

Community opposition to our projects could make it difficult to obtain necessary permits or could disrupt our operations.

Our projects often require the support and acceptance of the communities in which they are located. However, there is a risk that we may face community opposition to our projects. This could be due to concerns about environmental impact, noise, visual aesthetics, or other factors. Community backlash could make it more difficult for us to obtain necessary permits or could lead to protests, legal challenges, or other actions that disrupt our operations. This could delay or prevent the development or operation of our projects and negatively impact our financial performance and growth prospects.

Our involvement with projects providing products and services to large industrial facilities could lead to negative perceptions about our commitment to sustainability and environmental responsibility, potentially harming reputation, affecting relationships with customers and stakeholders, and impacting market share and revenues.

Our projects provide products and services to large industrial and manufacturing facilities, which can be associated with high levels of energy consumption and environmental impact. There is a risk that our involvement with these facilities could lead to negative perceptions about our commitment to sustainability and environmental responsibility. This could negatively impact us in various manners including, but not limited to, damaging our reputation, damaging our relationships with customers and stakeholders, and negatively impact our market share and revenues. We strive to manage this risk by adhering to high environmental standards in all our projects and communicating transparently about our operations, but there can be no guarantee that these efforts will be sufficient to prevent or mitigate negative perceptions.

Changes in public perception of renewable energy could reduce demand for our services, potentially impacting its financial performance and growth prospects.

Our success depends significantly on public support for renewable energy. This support can be influenced by a variety of factors, including changes in energy prices, political sentiment, media coverage, and public awareness of climate change. If public perception of renewable energy becomes less favorable, it could reduce demand for our services, make it more difficult for us to secure necessary permits or approvals, or increase our exposure to public opposition or protests. This could negatively impact our financial performance and growth prospects.

Engaging in energy trading activities carries significant risks, including potential financial losses.

As part of our operations, we may engage in energy trading activities. While these activities can provide opportunities for profit, they also carry significant risks. There is a risk that we may make trades that result in losses due to changes in energy prices, market volatility, or other factors. These losses could negatively impact our financial performance. Furthermore, energy trading activities can be complex and require careful management and oversight. If we fail to manage these activities effectively, it could lead to larger losses and increased risk exposure.

Customer defaults on payment obligations could lead to lost revenue and increased costs.

Our financial performance depends significantly on the timely payment of invoices by our customers. There is a risk that one or more of our customers may default on their payment obligations. This could be due to their financial difficulties, disputes over the quality or delivery of services, or other reasons. Customer defaults could result in lost revenue and increased costs due to the need for debt collection efforts or legal proceedings. This could negatively impact our financial performance and cash flow.

An environmental emergency or event could result in operational disruptions, cleanup and repair costs, legal liability, and damage to our reputation.

Our operations involve activities that carry risk of fire or environmental events or emergencies. These could be due to equipment failure, accidents, natural disasters, or other unforeseen events. A fire or environmental event or emergency could result in harm to our employees or the public, damage to our or other facilities and property, and environmental contamination. This could lead to operational disruptions, cleanup and repair costs, legal liability, and damage to our reputation, among other results. While we have measures in place to prevent and respond to such emergencies, there can be no assurance that these measures will be sufficient to prevent all potential incidents or mitigate their impacts.

An adverse safety event that affects one of our employees, contractors, or a member of the public will likely harm our public reputation and our ability to develop new projects and retain existing customers.

Despite our commitment to maintaining high safety standards, there is a risk that an adverse safety event may occur. Such an event could result in harm to our employees, contractors, or the public. Beyond the immediate human and financial costs, an adverse safety event could damage our reputation and our relationships with customers and regulators. This could affect our ability to develop new projects or retain existing customers, which could negatively impact our financial performance and growth prospects.

Failure to respond to an adverse project condition could result in significant downtime, reduced revenue, and increased costs.

Our operations are subject to various project conditions that can change rapidly and unexpectedly. There is a risk that we may fail to respond effectively to an adverse project condition. This could be due to a lack of timely information, inadequate resources, or other factors. If we fail to respond effectively to an adverse project condition, it could result in significant downtime for our projects. This could reduce our revenue, increase our costs, and negatively impact our financial performance. It could also damage our reputation and our relationships with our customers.

Failure to find customers for our Megawatt Hubs could negatively impact our revenue, profitability, and growth prospects.

A material portion of our business model relies on our ability to find customers for our Megawatt Hubs. These hubs are designed to provide customers with cost-effective and reliable energy solutions. However, there is a risk that we may fail to find sufficient customers for these hubs. This could be due to competition, changes in market conditions, or other factors. If we are unable to find sufficient customers for our Megawatt Hubs, it could negatively impact our revenue, profitability, and growth prospects or other aspects of the business.

Our Megawatt Hubs serve emerging industries, which are subject to significant market risks including changes in technology, consumer preferences, the regulatory environment, or economic conditions, potentially impacting and our growth prospects, operations and financial performance.

Our Megawatt Hubs serve emerging industries, such as charging of commercial and industrial electric vehicles and digital currency mining, which are subject to significant market risks. These industries may not develop as expected or could experience significant setbacks, which could impact the demand for our services. Changes in technology, consumer preferences, regulatory environment, or economic conditions could also negatively impact these industries. These industries are also subject to regulatory uncertainty and could face new regulations or restrictions in the future. There is a risk that these industries could become heavily regulated or even unlawful. If these industries fail to materialize or experience significant downturns, it could negatively impact our revenues and growth prospects. While we strive to manage these risks through careful market analysis and strategic planning, there can be no assurance that we will be able to fully manage these risks. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations. Some of our customers may be involved in digital currency markets, which are known for their volatility. There is a risk that volatility in these markets could adversely affect our customers. This could impact their ability to pay for our services, their demand for our services, or their financial stability. If our customers are adversely affected by volatility in the digital currency markets, it could negatively impact our financial performance and our customer relationships.

Integrating our human resources and safety functions into our operational management carries risks of oversight, errors, or non-compliance with relevant laws and regulations.

We have chosen to integrate our human resources and safety functions into our operational management, rather than maintaining standalone departments for these functions. While this approach can provide efficiencies and ensure that these functions are closely aligned with our operations, it also carries risks. There is a risk that our operational management may not have the necessary expertise or resources to effectively manage these functions. This could lead to oversights, errors, or non-compliance with relevant laws and regulations. It could also make it more difficult for us to respond effectively to HR or safety issues when they arise.

Failure to comply with HIPAA for the limited medical records we keep could result in penalties, legal liability, and damage to our reputation.

Our internal Emergency Medical Services (EMS) team maintains a limited amount of medical records, which are subject to the Health Insurance Portability and Accountability Act (HIPAA). HIPAA requires us to protect the privacy and security of these records. However, there is a risk that we may fail to comply with HIPAA. This could be due to oversight, misunderstanding of the regulations, or technical failures. Non-compliance with HIPAA could result in penalties, legal liability, and damage to our reputation.

Our internal emergency response team plays a critical role in managing emergencies during our operations, and any failure in their response could lead to exacerbated medical conditions, legal liability, reputational harm, and impact on our ability to attract and retain employees.

Our internal emergency response team plays a critical role in managing medical and other emergencies that may arise during our operations. However, there is a risk that our emergency response team could fail to adequately respond to an emergency, which could exacerbate a medical event or condition, or even lead to death. Such an event could result in significant legal liability, harm our reputation, and negatively impact our ability to attract and retain employees. While we have rigorous training and protocols in place for our emergency response team, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential impact of these risks. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Failure of the company to comply with its licenses pertaining to its internal emergency response team could negatively impact our ability to respond to emergencies and our overall operations.

We operate an internal emergency response team that maintains multiple licenses, including from the US Drug Enforcement Agency. These licenses are critical to our ability to respond effectively to emergencies and to ensure the safety and well-being of our employees and the communities in which we operate. However, there is a risk that our emergency response team may fail to comply with the conditions of these licenses. This could be due to oversight, misunderstanding of the license conditions, or unforeseen complications. Non-compliance could result in penalties, the suspension or revocation of our licenses, and damage to our reputation. This could negatively impact our ability to respond to emergencies and our overall operations.

Our business structure includes multiple subsidiaries, each of which is subject to its own reporting and compliance requirements, and any failure to meet these requirements could result in penalties, legal liability, and damage to its reputation, potentially disrupting the operations of the affected subsidiary and negatively impacting our overall financial performance.

Our business structure includes multiple subsidiaries, each of which is subject to its own reporting and compliance requirements. There is a risk that we may fail to meet the annual reporting or compliance requirements for one or more of these subsidiaries. This could be due to oversight, resource constraints, or other factors. If we fail to meet these requirements, it could result in penalties, legal liability, and damage to our reputation. It could also disrupt the operations of the affected subsidiary and us as a whole, which could negatively impact our overall financial performance.

We are subject to a variety of labor laws and regulations, and any failure to fully comply with these laws and regulations could result in legal liability, penalties, damage to its reputation, and disruptions to its operations.

Our operations involve a significant number of employees and contractors, and we are subject to a variety of labor laws and regulations. These laws and regulations govern matters such as wage and hour requirements, health and safety, equal opportunity, and collective bargaining. There is a risk that we may fail to fully comply with these laws and regulations. This could be due to oversight, misinterpretation of the laws, or other factors. If we fail to comply with labor laws, it could result in legal liability, penalties, damage to our reputation, and disruptions to our operations.

The construction and operation of our wind, solar and power infrastructure projects require skilled labor. There is a risk that we may face labor shortages, labor organization efforts, or labor disputes. These issues could delay our projects, increase our costs, or disrupt our operations. They could also damage our reputation and our relationships with our customers and partners. If we face significant labor issues, it could negatively impact our financial performance and growth prospects.

Changes in interest rates could negatively impact the pricing of our projects and our ability to refinance our projects.

Our projects often involve significant upfront investment and are financed through debt. As such, our financial performance and the pricing of our projects are sensitive to changes in interest rates. If interest rates increase, the cost of financing or refinancing our projects could rise, which could negatively impact the financial viability of our projects and make our projects less competitive, reduce our profitability, and limit our ability to pursue new projects. In 2022, the U.S. Federal Reserve raised interest rates on multiple occasions and continued to increase interest rates in 2023 although at a slower pace. Any further increases by the U.S. Federal Reserve or other relevant central banks would increase the risk of the foregoing.

While we attempt to manage our interest rate risk effectively, there can be no assurance that we will be able to do so, particularly in a volatile interest rate environment. We strive to price projects based on then-current market conditions, including then-current interest rates we expect to pay. Accordingly, as interest rates increase and decrease, so do the costs we charge our customers. If we are unable to pass on the full costs associated with increased interest rates to our customers or if we fail to control interest rate risk between execution and locking in the project financing, it may adversely affect our financial performance.

Unavailability of warranty extensions or failure of warranty providers to fulfill their obligations could result in unexpected costs and operational disruptions.

We frequently purchase warranties for our equipment as part of our risk management strategy. However, there is a risk that these warranties may not be available for extension when they expire, or that the warranty provider may not fulfill their obligations as stipulated in the warranty agreement. This could result in unexpected repair or replacement costs if the equipment fails or malfunctions. Additionally, it could lead to operational disruptions if the equipment failure is not addressed promptly. While we strive to work with reliable warranty providers and to manage our equipment responsibly, there can be no assurance that we will be able to fully mitigate this risk. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Our financial performance is significantly dependent on its contractual relationship with customers and there’s a risk that a counterparty may fail to meet its obligations, potentially impacting our revenue and costs.

Our financial performance is significantly dependent on the terms and conditions of the contracts that we enter into with our customers. These agreements often involve long-term commitments from both parties. However, there is a risk that a counterparty to a contract may fail to meet its obligations. This could be due to their financial difficulties, changes in their energy needs, disputes over the agreement, or other reasons. If a counterparty defaults or fails to perform on its obligations under a contract, it could result in lost revenue and increased costs due to the need for legal proceedings or efforts to find a replacement counterparty. This could negatively impact our financial performance and cash flow.

A significant portion of our revenue coming from a small number of customers could make our revenue more volatile and less predictable, negatively impacting our financial performance and business stability.

Our financial performance may be significantly influenced by a small number of customers. If a significant portion of our revenue comes from a small number of customers, we could be exposed to a higher risk if one of these customers were to default on their payments, reduce their demand for our services, or terminate their relationship with us. Customer concentration could also make our revenue more volatile and less predictable, which could negatively impact our financial performance and the perceived stability of our business.

If our projects fail to meet particular development, operational, or performance benchmarks, our offtakers or other counterparties may have the right to terminate the applicable PPAs, interconnection agreements, or any related letters of commitment, require us to pay damages, or reduce the amount of energy such projects sell. Our offtakers and other counterparties could become unwilling or unable to fulfill or renew their contractual obligations to us or they may otherwise terminate their agreements with us.

If our projects fail to meet particular development, operational, or performance benchmarks related to, among other things, energy production and project availability, within specified time periods, some of the PPAs and interconnection agreements or related letters of commitment in our portfolio provide, and other PPAs and interconnection agreements or related letters of commitment we may enter into in the future may provide, that such failure constitutes a default or event of default. These provisions may provide the applicable offtakers or other counterparties with rights to, among other things, terminate the applicable PPAs and interconnection agreements or related letters of commitment or require us to pay damages under such PPAs or interconnection agreements. We cannot guarantee that our renewable energy project development will meet historical or projected rates of development. Our energy production or our projects’ availability could be less than historically has been the case or less than we have projected due to various factors, including unexpected solar or wind conditions, natural disasters, equipment underperformance, operational issues, changes in law, actions taken by third parties, or any other factor described elsewhere in this prospectus. If our projects fail to meet the applicable development or operational benchmarks, and our offtakers or other counterparties elect to take any such action against us under our PPAs and interconnection agreements, it could materially and adversely affect the development of our renewable energy projects, our results of operations, and cash flow until we are able to replace the PPA or interconnection agreement on similar terms. Further, the PPAs or interconnection agreements containing such provisions may be terminated, which will include the loss of any posted letters of credit, and, in the event of termination, we may not be able to enter into a replacement PPA or interconnection agreement on favorable terms or at all, which may have an adverse impact on our growth strategy and may negatively affect our business.

Operation and maintenance of renewable energy projects involve significant risks that could result in unplanned outages, reduced output, interconnection or termination issues, or other adverse consequences.

The operation of our renewable energy projects presents several inherent risks that could significantly impact our operations and financial performance. These risks stem from various factors, including:

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Equipment Reliability: Our projects rely on critical equipment such as solar panels, inverters, wind turbines, circuit breakers, transformers and the subcomponents thereof. There is a risk of these components experiencing greater or earlier-than-expected degradation or failure, potentially affecting energy generation.

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Catastrophic Events: Catastrophic events beyond our control, including but not limited to fires, earthquakes, windstorms, hailstorms, tornadoes, ice storms, or landslides, have the potential to cause severe damage or destruction to our projects. This could lead to reduced energy output, property damage, personal injuries, or even loss of life. Furthermore, such events may result in increased insurance costs going forward.

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Performance Below Expectations: Technical performance of projects below projected levels is a concern. Factors contributing to this risk include incorrect performance metrics from equipment suppliers, inadequate maintenance, incorrect engineering during project development, and other unforeseen technical issues.

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Rising Operating Costs: Operating our projects can become more expensive over time due to various factors, including increased labor costs, equipment expenses, unanticipated site conditions, insurance premiums, regulatory compliance, and taxes.

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PPA Counterparty Actions: PPAs may allow counterparties to purchase our projects at fixed prices, which could be lower than what we believe the fair market value of the projects is at the time of purchase.

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Environmental and Regulatory Challenges: The discovery of impacts to protected or endangered species, habitats, wetlands, or cultural resources at project sites could disrupt operations. Additionally, changes in environmental and regulatory requirements pose ongoing risks.

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Operator and Contractor Performance: Errors, breaches, unauthorized conduct, or malfeasance by project internal and external project operators, contractors, or service providers may disrupt project operations.

•	Vandalism and Terrorism: Malicious acts by others may damage our equipment and impair its ability to operate as intended.

•	Design and Manufacturing Defects: Defects or failures in critical equipment, especially those not covered by warranties or insurance, may lead to costly repairs and operational disruptions.

•	Grid Failures: Any failures in the regional power grid at the distribution or transmission level would be beyond our control and could hinder the delivery of power under our PPAs.

•	Counterparty Financial Stability: Insolvency or financial distress on the part of our service providers, contractors, or suppliers, or their default on obligations, could disrupt project operations.

•	Contractual Breaches: Breaches by us or the occurrence of force majeure events under certain contracts, including PPAs, may adversely impact our financial performance.

•	Permitting and Regulatory Hurdles: Difficulties in maintaining permits and regulatory obligations may pose operational challenges and could limit our ability to operate.

•	Legal and Regulatory Changes: Changes in laws, particularly those related to land use, environmental regulations, taxation, and other regulatory requirements, may impact our project operations.

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Insurance Coverage Limitations: Inadequate insurance coverage or insurance policies failing to fully compensate us for various losses, such as repairs, theft, or vandalism, can result in financial risks.

These risks collectively have the potential to adversely affect our renewable energy projects, potentially necessitating project shutdowns, reducing equipment lifespan, increasing operational costs, and leading to unexpected capital expenditures. Additionally, the availability and cost of replacement parts for critical equipment may pose challenges.

Our insurance coverage may not be sufficient to cover all potential liabilities, which could result in substantial out-of-pocket costs and negatively impact its financial condition.

We maintain insurance coverage to manage the risks associated with our operations. However, there is a risk that our insurance coverage may not be sufficient to cover all potential liabilities. This could be due to limitations or exclusions in our insurance policies, changes in the nature or scale of our operations, or the occurrence of incidents or liabilities that were not anticipated when our insurance coverage was arranged. If our insurance coverage is insufficient to cover a significant liability, it could result in substantial out-of-pocket costs, which could negatively impact our financial condition and results of operations.

Moreover, broader losses in the insurance market could affect our insurance pricing, potentially increasing operating costs and negatively impacting financial performance if insurance costs significantly increase, and exposing us to additional risks if it limits the ability to obtain necessary insurance coverage. This could be due to large-scale disasters, financial difficulties among insurers, regulatory changes, or other factors. If our insurance costs increase significantly, it could increase our operating costs and negatively impact our financial performance. It could also limit our ability to obtain the insurance coverage we need, which could expose us to additional risks.

Our success significantly depends on its key personnel, and the loss of these individuals could disrupt operations, delay projects, and negatively impact financial performance and growth prospects.

Our success depends significantly on the skills, experience, and efforts of our key personnel. These individuals play critical roles in managing our operations, developing our strategy, and maintaining our relationships with customers, partners, and regulators. There is a risk that we may lose one or more of our key personnel due to retirement, competition from other employers, or other reasons. If we lose any of our key personnel and are unable to find suitable replacements, it could disrupt our operations, delay our projects, and negatively impact our financial performance and growth prospects. Further, while we maintain key person insurance on certain of our key personnel, it may not be sufficient to mitigate the loss of such key personnel and will not cover many of the situations that could lead to us losing such key personnel.

Key personnel, principally One Power’s Chief Executive Officer, Mr. Kent, could discontinue his involvement with One Power or develop a competing business.

Our ability to maintain and expand our business programs may be impaired if we are unable to continue to employ or engage with qualified personnel, such as Mr. Kent, who is expected to have significant influence over the combined business. Because of Mr. Kent’s leadership position in One Power, his knowledge of and experience in the industry in which we operate, the relationships he has garnered in both the industrial power industry and the investment community and the key role he plays in our business strategies, the loss of his services would likely have a material adverse effect on the execution of our business plan. Mr. Kent may have goals or priorities that do not, in all cases, align with stockholders’ interests, including discontinuing his involvement with One Power or developing a competing business. Further, Mr. Kent may terminate his employment with One Power at any time. If Mr. Kent’s services were no longer available to One Power, investors might experience an adverse impact on their investment. The loss of Mr. Kent’s or key personnel’s services could also materially harm our business because of the cost and time necessary to find their successors. Such a loss would also divert management’s attention away from operational issues. There can be no guarantee that Mr. Kent’s or key personnel’s successors will be familiar with the requirements of operating a public company, which could cause One Power’s management to have to expend time and resources helping them become familiar with such requirements. Additionally, if Mr. Kent were to develop a competing business, this competing business could significantly affect our business and results of operation by diverting business away from us and to Mr. Kent’s new company. To retain key employees, such as Mr. Kent, we may face increased compensation costs, including potential new equity incentive grants pursuant to the Equity Incentive Plan, and there can be no assurance that we will be successful in retaining Mr. Kent or our other key personnel.

Our ability to deliver energy to customers depends on effective grid integration, and any challenges in this area could disrupt energy delivery, increase costs, and negatively impact financial performance and growth prospects.

Our ability to deliver energy to our customers depends on our ability to effectively integrate our energy systems into the grid. However, this process can present significant technical challenges. These challenges can be due to the intermittent nature of wind and solar energy, the technical requirements of grid operators, or changes in energy regulations. If we are unable to effectively manage these grid integration challenges, it could disrupt our energy delivery, increase our costs, and negatively impact our relationships with customers and grid operators. This could, in turn, negatively impact our financial performance and growth prospects.

Changes in demand for renewable energy, influenced by factors like energy prices and government policies, could negatively impact our financial performance and growth prospects.

Our financial performance depends on the demand for renewable energy. This demand can be influenced by a variety of factors, including energy prices, government policies, public sentiment towards renewable energy, and technological advancements. There is a risk that demand for renewable energy may decline or grow more slowly than we anticipate. This could be due to changes in energy prices, reductions in government incentives for renewable energy, or the introduction of new energy technologies. If demand for renewable energy declines or grows more slowly than we anticipate, it could negatively impact our financial performance and growth prospects.

Fluctuations in energy prices can directly impact our revenue and the demand for our services, potentially reducing the economic viability of our projects and negatively impacting our financial performance.

Our financial performance is sensitive to fluctuations in energy prices. Changes in the price of electricity can directly impact the revenue we receive from our projects and the demand for our services. Energy prices can be influenced by a variety of factors, including changes in supply and demand, regulatory policies, and broader economic conditions. If energy prices decline significantly, it could reduce the economic viability of our projects, negatively impact our financial performance, and make it more difficult for us to secure financing for new projects.

We may encounter unforeseen operational challenges due to factors like equipment failure or supply chain disruptions, which could disrupt projects, increase costs, and negatively impact financial performance and customer relationships.

Our operations involve complex and interrelated activities, and there is a risk that we may encounter unforeseen operational challenges. These challenges could be due to equipment failure, technical issues, safety incidents, supply chain disruptions, or other factors. If we encounter significant operational challenges, it could disrupt our projects, increase our costs, or damage our reputation. This could negatively impact our financial performance and our relationships with our customers and partners.

Rapid technological advancements in the renewable energy industry carry the risk of technological obsolescence, which could reduce the competitiveness of our projects and negatively impact its financial performance and growth prospects.

The renewable energy industry is characterized by rapid technological advancements and innovation. While this can present opportunities, it also carries the risk of technological obsolescence. There is a risk that the technologies we currently use in our wind and solar projects may become outdated or less competitive over time. This could be due to the introduction of more efficient or cost-effective technologies, changes in industry standards, or other factors. If our technologies become obsolete, it could reduce the competitiveness of our projects, increase our costs, and negatively impact our financial performance and growth prospects.

We may face significant liabilities related to the decommissioning of our projects at the end of their operational life, which could negatively impact its financial condition and results of operations.

At the end of their operational life, our wind and solar projects will need to be decommissioned. Decommissioning involves the removal of equipment, site restoration, and potentially other activities. There is a risk that we may face significant liabilities related to the decommissioning of our projects. These liabilities could be due to regulatory requirements, contractual obligations, or unforeseen complications. If we face significant decommissioning liabilities, it could negatively impact our financial condition and results of operations.

Traditional regulated utilities and other energy providers may view us as a threat and actively work to limit its operations, potentially impacting our ability to develop new projects and negatively affecting its operations.

As a provider of renewable energy, we operate in a competitive landscape that includes traditional regulated utilities and other energy providers. There is a risk that these utilities and energy providers may view us as a threat and actively work to limit our ability to operate. This could involve lobbying for regulatory changes, opposing our projects in regulatory proceedings, or other actions. If these efforts are successful, they could limit our ability to develop new projects, increase our costs, or otherwise negatively impact our operations.

Our contracts with our customers are critical to our revenue and cash flow, and a termination due to a default could result in lost revenue, increased costs, and potential legal liability.

Our contracts with our customers are critical to our revenue and cash flow. However, there is a risk that such contracts may be terminated due to a default. This could be due to our failure to deliver energy as agreed, our financial difficulties, or other reasons. If a contract with a customer is terminated due to a default, it could result in lost revenue, increased costs, and potential legal liability. This could negatively impact our financial performance and cash flow.

Our contracts with our customers often include provisions that allow customers to terminate the agreement for convenience or to exercise buyout rights, which could result in the early termination of the contract and the loss of expected revenue.

Our contracts with our customers often include provisions that allow our customers to terminate the agreement for convenience or to exercise buyout rights. If a customer chooses to exercise these rights, it could result in the early termination of the contract and the loss of expected revenue. While we would typically receive a termination or buyout payment in these situations that was originally sized to cover our costs and lost profits, this payment may not have been correctly sized and may not fully compensate us for the loss of the expected revenue from the contract. This could negatively impact our financial performance and cash flow.

Our success significantly depends on its ability to attract and retain talented employees, and any struggle to attract the talent it needs, particularly because it operates in rural areas, could limit its ability to execute its business strategy, negatively impact its operations, and hinder its growth.

Our success depends significantly on our ability to attract and retain talented employees. However, there is a risk that we may struggle to attract the talent we need, particularly because we operate in rural areas. These areas may not be attractive to all potential employees due to their remote location, limited amenities, or other factors. If we are unable to attract the talent we need, it could limit our ability to execute our business strategy, negatively impact our operations, and hinder our growth.

Our operations and supply chain are global in nature, exposing us to a variety of geopolitical risks, which could disrupt its supply chain, increase its costs, limit its market opportunities, and negatively impact its financial performance and growth prospects.

Our operations and supply chain are global in nature, and we are therefore exposed to a variety of geopolitical risks. These risks can include trade disputes, political instability, changes in regulations, or other geopolitical events. These events could disrupt our supply chain, increase our costs, or limit our market opportunities. They could also create uncertainty that could negatively impact our financial performance and growth prospects.

Difficulty in securing access to suitable locations for projects could delay or prevent project development, negatively impacting our financial performance and growth prospects.

The development of our wind and solar projects requires access to suitable locations. These locations need to have sufficient wind or solar resources, be accessible for construction and maintenance activities, and be acceptable to local communities and regulators. There is a risk that we may have difficulty securing access to suitable locations for our projects. This could be due to competition from other developers, regulatory restrictions, opposition from local communities, land availability, or other factors. If we are unable to secure access to suitable locations, it could delay or prevent the development of our projects, which could negatively impact our financial performance and growth prospects.

We will be required to make substantial capital expenditures to develop the projects in our growth pipeline and pursue new growth opportunities, and we may need to raise additional capital sooner than we currently expect.

We intend to use the net proceeds from this offering, together with the proceeds from future potential private placement and project finance facilities, to fund capital expenditures for our development projects and otherwise expand our operations. A variety of factors will affect our ability to execute on our growth strategy, including, but not limited to, market conditions, the failure of the assumptions we have made about our market opportunities to materialize, costs relating to site control and transmission interconnections, costs of materials, construction costs and delays and other risks and factors discussed herein. To the extent that our liquidity, together with cash flows generated by our operating assets, is not sufficient to fund our development projects, we may be obligated to seek additional equity or debt financing.

If we are unable to secure additional funding, or if it is only available on terms that we determine are not acceptable to us, we may be unable to fully execute our business plan and our business, financial condition or results of operations may be adversely affected. Additionally, we may need to adjust the timing of our planned capital expenditures and project development depending on the availability of such additional funding. Our ability to raise additional capital will depend on financial, economic and market conditions and other factors, many of which are beyond our control. We cannot assure you that such additional funding will be available on acceptable terms, or at all. To the extent that we raise additional equity capital by issuing additional securities at any point in the future, our then-existing stockholders may experience dilution. Debt financing, if available, may subject us to additional restrictive covenants that could limit our flexibility in conducting future business activities and could result in us expending significant resources to service our obligations.

A variety of factors beyond our control could impact the availability or cost of capital, including, but not limited to, the valuations of our assets, domestic or international economic conditions, increases in key benchmark interest rates and/or credit spreads, the adoption of new or amended banking or capital market laws or regulations, the repricing of market risks and volatility in capital and financial markets, risks relating to the credit risk of our customers and the jurisdictions in which we operate, as well as general risks applicable to the energy sector. Our financing costs could increase, or future borrowings or equity offerings may be unavailable to us or unsuccessful, which could cause us to be unable to pay or refinance our indebtedness or to fund our other liquidity needs.

We may have to buy land in some cases for our projects and operations, which could increase costs, tie up capital, and expose to risks related to land ownership, potentially impacting its financial performance and growth prospects.

Our projects and operations require access to suitable land. While we lease land from our customers for some of our projects, we often have to buy land instead. This could be due to a lack of suitable leased land, regulatory requirements, or other factors. Buying land could increase our costs, tie up our capital, and expose us to risks related to land ownership, such as environmental liabilities or property taxes. This could negatively impact our financial performance and growth prospects.

We face the risk of not owning all the land on which our projects and operations are located, instead having leases with our customers and other counterparties, which could lead to disruptions, increased costs, reduced revenue, and potential legal disputes if these leases are terminated, not renewed, or subject to unfavorable terms.

We do not own all of the land that our projects and operations sit on. In these cases, we typically have a lease with customers and counterparties. There is a risk that these leases could be terminated, not renewed, or subject to unfavorable terms. This could disrupt our projects and operations, increase our costs, or reduce our revenue. It could also expose us to disputes or legal proceedings related to the leases. This could negatively impact our financial performance and our relationships with our customers and counterparties.

We may not own mineral rights to the land it purchases for projects, which could lead to disruptions, equipment damage, and potential legal disputes if others have the right to extract minerals from the land, negatively impacting financial performance and relationships with customers and partners.

When we buy land for our projects, we may not always acquire the mineral rights to the land. This means that others may have the right to extract minerals from the land, which could disrupt our projects or damage our equipment. It could also result in disputes or legal proceedings. If we do not own the mineral rights to the land and this results in disruptions, disputes, or other issues, it could negatively impact our financial performance and our relationships with our customers and partners.

Our use and enjoyment of real property rights for its projects could be adversely affected by defects of title or rights of lienholders, leaseholders, or others that are superior to those of the grantors of those real property rights, potentially disrupting projects, increasing costs, and leading to legal disputes, negatively impacting financial performance, customer and partner relationships, and the ability to execute the business strategy.

Our projects depend on our ability to use and enjoy the real property rights that we have acquired. However, there is a risk that these rights may be adversely affected by a defect in title or the rights of lienholders, leaseholders, or others that are superior to those of the grantors of those real property rights to us. This could disrupt our projects, increase our costs, or result in disputes or legal proceedings. If our use and enjoyment of real property rights are adversely affected in this way, it could negatively impact our financial performance, our relationships with our customers and partners, and our ability to execute our business strategy.

In the course of our operations, we may encounter environmental contamination of land we purchase or lease, potentially leading to significant cleanup costs, regulatory penalties, operational delays or disruptions.

In the course of our operations, we may purchase or lease land that has been environmentally contaminated. If we exacerbate this contamination, we could face significant cleanup costs, regulatory penalties, and legal liability. We could also experience delays or disruptions in our operations. In addition, the acquisition of land with environmental contamination may also impact the value of the land and the ability to sell or dispose of such land. While we conduct environmental assessments before acquiring or leasing land and strive to manage our operations in a manner that minimizes environmental impact, there can be no assurance that we will be able to fully manage these risks. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

We may grow our operations or operating portfolio of projects through acquisitions, which involve numerous risks.

While we currently do not have any plans to grow our operations or operating portfolio of projects through acquisitions, we may elect to expand our operations or grow our operating portfolio through acquisitions in the future based on our management’s evaluation of the energy market. Acquisitions involve numerous risks, including exposure to existing and future liabilities and unanticipated post-acquisition costs associated with the pre-acquisition activities by the acquired projects, difficulty in integrating the acquired projects into our business, and, if the projects operate in new markets, the risks of entering markets where we have limited experience. For example, projects may be acquired from parties that have made inaccurate representations, which exposes us to existing and future liabilities.

Upon consummation of the acquisition of a renewable energy project or a company, such acquisition will also be subject to many of the risks set forth elsewhere in this prospectus. Additionally, we risk overpaying for such projects or companies (or not making acquisitions on an accretive basis). While we will perform due diligence on prospective acquisitions, we may not discover all potential risks, operational issues, or other problems affecting such projects or companies. Future acquisitions might not perform as expected or the returns from such acquisitions might not support the financing utilized to acquire them or maintain them. A failure to achieve the financial returns we expect when we acquire renewable energy projects or companies could have a material adverse effect on our ability to grow our business.

As a holding company with minimal operations of its own, we depend on our subsidiaries for cash to fund our operations and expenses, including potential future dividend payments. If subsidiaries fail to generate sufficient cash, it could limit our ability to fund operations, pay expenses, or make dividend payments, negatively impacting financial performance and stockholder relationships.

We are a holding company with minimal operations of our own, and we depend on our subsidiaries for cash to fund all of our operations and expenses, including to make future dividend payments, if any. There is a risk that our subsidiaries may not generate sufficient cash to meet these needs. This could be due to operational issues, financial difficulties, regulatory constraints, or other factors. If our subsidiaries are unable to generate sufficient cash, it could limit our ability to fund our operations, pay our expenses, or make dividend payments. This could negatively impact our financial performance and our relationships with our stockholders.

We operate through special purpose entities to avoid substantive consolidation in an insolvency proceeding, but there is no guarantee that a court or other jurisdiction will treat these entities separately in such proceedings, potentially exposing us to additional liabilities, disrupting operations, and negatively impacting financial performance.

We operate through our subsidiaries, many of which are special purpose entities with the intention that our operations would not be subject to substantive consolidation in an insolvency proceeding. However, there is a risk that a court or other jurisdiction may not respect this structure and may treat these entities as a single entity in an insolvency or legal proceeding. This could expose us to additional liabilities, disrupt our operations, and negatively impact our financial performance. It could also create uncertainty and complexity in our insolvency or legal proceedings, which could increase our costs and distract our management.

Our indebtedness could adversely affect our ability to raise additional capital to fund operations or pay dividends, expose us to the risk of increased interest rates, and limit the ability to react to changes in the economy or industry, negatively impacting results of operations, financial condition, and cash flows.

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations or pay dividends. It could also expose us to the risk of increased interest rates and limit our ability to react to changes in the economy or our industry. High levels of indebtedness could increase our vulnerability to general adverse economic and industry conditions, require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes. It could also limit our flexibility in planning for, or reacting to, changes in our business and our industry, and place us at a competitive disadvantage compared to our competitors that have less debt. This could negatively impact our results of operations, financial condition, and cash flows.

As a private company, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements and have other adverse consequences.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

One Energy has identified material weaknesses in its internal control over financial reporting which relate to: (a) One Energy’s general segregation of duties, including the review and approval of journal entries; (b) the lack of a formalized risk assessment process; (c) identification and implementation of control activities, including over information technology; (d) identification and application of a sufficient level of formal accounting policies and procedures; and (e) maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements.

One Energy’s management has concluded that these material weaknesses in One Energy’s internal control over financial reporting are due to the fact that One Energy is a private company with limited resources and does not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee One Energy’s business processes and controls.

One Energy’s management is in the process of developing a remediation plan. The material weaknesses will be considered remediated when One Energy’s management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. One Energy’s management will monitor the effectiveness of its remediation plans and will make changes management determines to be appropriate.

If not remediated, these material weaknesses could result in material misstatements to One Energy’s annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If One Energy is unable to assert that its internal control over financial reporting is effective, or when required in the future after the consummation of the Business Combination, if our Independent Registered Public Accounting Firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the Company’s financial reports, the market price of the Pubco Common Shares could be adversely affected and Pubco could become subject to litigation or investigations by the NYSE, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Our Common Stock

The development of an active trading market for our Class A Common Stock may not be possible, making it difficult for stockholders to sell their shares.

Following the merger between One Energy and TRTL, Pubco will issue Pubco Common Shares. However, there is a risk that an active trading market for our Class A Common Stock may not develop or be sustained. This could make it difficult for stockholders to sell their shares. The lack of an active market may also lead to increased volatility in the price of our Class A Common Stock, limit the ability of stockholders to sell their shares at the time they wish to sell them or at a price that they consider reasonable, and potentially reduce the fair market value of their shares causing financial and reputational damage among other negative implications.

Volatility in the stock market may prevent investors from selling their Pubco Common Shares at or above the price they paid for the shares.

The stock market is known for its volatility, and the market price of our Class A Common Stock may fluctuate significantly due to a number of factors that are both under our control and beyond its control. These factors include, among others, variations in our operating results, changes in expectations of future financial performance or changes in estimates of securities analysts, changes in the operating and stock price performance of other companies that investors deem comparable to us, and news reports relating to trends in our markets or general economic conditions. As a result, investors might not be able to sell their shares at or above the price they paid, which may result in substantial losses to the investor.

Insufficient capital raised from the business combination could hinder our ability to scale operations and achieve sustainable profitability, potentially harming our business.

Following the business combination with TRTL, we intend to embark on a significant growth phase that requires substantial capital to scale our operations effectively and achieve sustainable profitability. The Business

Combination is a critical component of our capital raising strategy. However, there is a risk that we may not raise sufficient funds from this transaction. This could be due to a variety of factors, including market conditions, investor sentiment, or regulatory changes or the level of the redemptions by TRTL’s public shareholders. If we are unable to raise the necessary capital, it could significantly impede our ability to scale our operations as planned. This could delay or prevent us from reaching our profitability goals, which could, in turn, harm our financial condition and business prospects. Furthermore, a lack of sufficient funding could force us to seek additional financing on less favorable terms or result in dilution to our existing stockholders. We are actively managing this risk through careful financial planning and strategic decision-making, but there can be no assurance that these efforts will be successful.

There are risks to TRTL stockholders who are not affiliates of the Sponsor of becoming stockholders of Pubco through the Business Combination rather than acquiring securities of Pubco directly in an underwritten public offering, including no independent due diligence review by an underwriter.

Pubco will apply to list its common stock and warrants on NYSE, but the Business Combination is different from a traditional underwritten initial public offering. Among other things, there is no independent third-party underwriter selling the shares of the common stock, and, accordingly, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event One Energy pursued an underwritten initial public offering. Before entering into the Business Combination Agreement, TRTL and One Energy each performed a due diligence review of each other’s business, operations and disclosure. However, in a typical initial public offering, the underwriters of the offering conduct independent due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability under Section 11 of the Securities Act to private investors for any material misstatements or omissions in the registration statement. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents, assessment of significant risks of the business operations, and independent analysis of the plan of business and any underlying financial assumptions. The lack of an independent due diligence review and investigation means that you must rely on the information included in this proxy statement/prospectus. Further, while potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any such material misstatements or omissions, there are no third-party underwriters of Pubco Common Shares that will be issued pursuant to the Business Combination, and therefore no corresponding right of action is available to investors against any such third parties, including any financial advisors of TRTL and One Energy for any material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on NYSE on the trading day immediately following the Closing Date, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on NYSE. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of Pubco Common Shares on NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of the Pubco Common Shares or helping to stabilize, maintain or affect the public price of the Pubco Common Shares following the Closing Date. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the Pubco Common Shares that will be outstanding immediately following the Closing Date. All of these differences from an underwritten public offering of One Energy’s securities could result in a more volatile price for Pubco Common Shares following the Closing Date.

Further, we will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post-closing trading of the Pubco Common Shares on NYSE. There can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the Pubco Common Shares or sufficient demand among potential investors immediately after the Closing Date, which could result in a more volatile price for the Pubco Common Shares.

Our ability to develop and operate projects depends on securing financing, and difficulty in securing necessary financing on favorable terms could delay or prevent project development, negatively impacting financial performance and growth prospects.

Our ability to develop and operate our projects depends on our ability to secure financing. This financing may come from a variety of sources, including debt, equity, or project finance arrangements. There is a risk that we may have difficulty securing necessary financing on favorable terms. This could be due to changes in credit markets, increases in interest rates, or changes in our financial condition or prospects. If we are unable to secure necessary financing, it could delay or prevent the development of our projects, which could negatively impact our financial performance and growth prospects.

Our international procurement activities expose us to the risk of fluctuations in foreign exchange rates, potentially impacting operating costs and profit margins. A weakening of the U.S. dollar could increase procurement costs and negatively impact financial performance, while a strengthening could reduce the cost of international procurement but impact the competitiveness of products in foreign markets.

Our international procurement activities expose us to the risk of fluctuations in foreign exchange rates. These fluctuations can affect the cost of goods and services we procure from foreign suppliers, which can in turn impact our operating costs and profit margins. If the U.S. dollar weakens against the currencies of the countries where we procure goods or services, our procurement costs could increase, which could negatively impact our financial performance. Conversely, if the U.S. dollar strengthens, it could reduce the cost of our international procurement but could also impact the competitiveness of our products in foreign markets. Managing this foreign exchange risk is complex and there can be no guarantee that our efforts to mitigate this risk will be successful.

The renewable energy industry is subject to consolidation, potentially increasing competition and resulting in competitors with greater resources and broader product offerings. Inability to compete effectively against these larger, consolidated entities could negatively impact market share, revenues, and growth prospects.

The renewable energy industry is subject to consolidation, with larger companies acquiring smaller ones to increase their market share, diversify their offerings, or achieve economies of scale. This consolidation can increase competition and may result in competitors with greater resources and broader product offerings. If we are unable to compete effectively against these larger, consolidated entities, it could negatively impact our market share, revenues, and growth prospects.

Our success depends on our ability to anticipate and respond to changing consumer preferences. Failure to anticipate or respond effectively to changes in consumer preferences could result in reduced demand for services, loss of market share, and decreased revenues.

Our success depends on our ability to anticipate and respond to changing consumer preferences. As the renewable energy market evolves, customer decisions are increasingly driven by factors such as cost, environmental impact, reliability, and technological innovation. If we fail to anticipate or respond effectively to changes in consumer preferences, it could result in reduced demand for our services, loss of market share, and decreased revenues.

Our strategy of standardizing equipment across operations exposes it to the risk of serial defects, potentially leading to widespread operational disruptions, substantial repair or replacement costs, potential harm to reputation, negative media attention, public scrutiny, increased regulatory scrutiny, potential legal liability, negative financial impact, and negative impact on relationships with customers and partners.

Our strategy of standardizing equipment across our operations, while offering efficiencies and cost savings, also exposes us to the risk of serial defects. If a significant defect were to occur in a piece of equipment that we use widely across our operations, it could lead to widespread operational disruptions, substantial repair or replacement costs, and potential harm to our reputation for reliability. In addition to the direct operational and financial impacts, a serial defect could also pose significant public relations risks. The discovery of a widespread defect could attract negative media attention and public scrutiny, damaging our reputation for quality and reliability. It could also lead to increased regulatory scrutiny, potential legal liability, and could impact our relationships with customers and partners. While we have rigorous quality control and maintenance protocols in place to detect and address potential defects, and we maintain relationships with our suppliers to manage these risks, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential damage and financial impact of a significant serial defect. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Our operations involve the use of complex mechanical equipment, including wind turbines, and there is a risk of catastrophic mechanical failure, potentially resulting in significant operational downtime, repair and replacement costs, potential harm to surrounding areas, negative media attention, public scrutiny, increased regulatory scrutiny, potential legal liability, and environmental damage or harm to individuals.

Our operations involve the use of complex mechanical equipment, including wind turbines. There is a risk of catastrophic mechanical failure of these turbines, which could result in significant operational downtime, repair and replacement costs, and potential harm to surrounding areas. In addition to the direct operational and financial impacts, a catastrophic turbine failure could also pose significant public relations risks. Such an event could attract negative media attention and public scrutiny, damaging our reputation for safety and reliability. It could also lead to increased regulatory scrutiny and potential legal liability, and negative financial impacts, particularly if the failure results in environmental damage or harm to individuals. While we have rigorous maintenance and safety protocols in place to prevent such failures, and we maintain insurance to help mitigate the financial impact of potential accidents, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential damage and financial impact of a catastrophic mechanical failure. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Our operations involve electrical interconnection and construction activities on customer properties, carrying inherent risks of inadvertent damage to customer facilities, potentially leading to repair costs, operational disruptions for customers, legal liability, and reputational harm.

Our operations involve electrical interconnection and construction activities on our customers’ properties, which carry inherent risks. There is a possibility that we could inadvertently cause damage to our customers’ facilities and/or infrastructure. Such an event could lead to significant repair and replacement costs, operational disruptions for our customers, and potential legal liability for us. It could also harm our reputation and negatively impact our customer relationships. To mitigate these risks, we have stringent safety protocols and quality controls in place to prevent such incidents. We also maintain comprehensive insurance coverage that is designed to cover potential liabilities and damages arising from our operations. However, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential impact of these risks. Insurance coverage may not cover all potential damages, and the process of claiming insurance can be time-consuming and may not fully compensate us for the damages incurred. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

We enter into commercial contracts governed by the laws of multiple states and, in some rare cases, countries, increasing the complexity of legal compliance and dispute resolution. Failure to manage these complexities could result in legal liability, damage to reputation, increased costs, disruption of operations, and negative impact on financial performance.

We enter into commercial contracts that are governed by the laws of multiple states and, in some rare cases, countries. This exposes us to a variety of legal systems and requires us to manage multiple legal relationships. It also increases the complexity of our legal compliance and dispute resolution. If we fail to manage these complexities effectively, it could result in legal liability, damage to our reputation, and increased costs. It could also disrupt our operations and negatively impact our financial performance.

We maintain relationships with various banks for operational and financial needs, and the failure of one or more of these banks could disrupt access to financial services, potentially resulting in the loss of deposits or other assets, significant financial harm, disruption of operations, and negative impact on financial performance.

We maintain relationships with various banks for our operational and financial needs. There is a risk that one or more of these banks could fail for reasons unrelated to us. Such a failure could disrupt our access to financial services, including our ability to process transactions, access credit, or manage our cash flow. It could also result in the loss of any deposits or other assets we hold at the bank. If one or more of the banks we have a relationship with fail, it could cause significant financial harm to us, disrupt our operations, and negatively impact our financial performance.

Our assertive stance in traditional utility rate cases and other regulatory proceedings could strain relationships with regulators, traditional utilities, and other key stakeholders, heighten the likelihood of legal challenges or regulatory sanctions, attract media attention, potentially lead to reputational risks, impact brand image and customer relationships.

We adopt an assertive and/or aggressive stance in traditional utility rate cases and other regulatory proceedings at the state and federal level. While this strategy can sometimes influence outcomes in our favor, it also introduces substantial risks. Our aggressive posture could strain relationships with regulators, traditional utilities, and other key stakeholders in the energy sector. It could also heighten the likelihood of legal challenges or regulatory sanctions against us. Moreover, our public positions could attract media attention, potentially leading to reputational risks if our stance is perceived negatively by the public, customers, or investors. In particular, our involvement in contentious rate cases and regulatory proceedings could be viewed as adversarial or disruptive, which could impact our brand image and customer relationships. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Our success significantly depends on the leadership, vision, and public persona of our outspoken CEO, and controversial or negatively perceived public statements could result in reputational harm, legal or regulatory challenges, volatility in stock price, and distractions for management and employees.

Our success significantly depends on the leadership, vision, and public persona of our CEO, who is known for his outspoken nature. While this has often been a strength, it also presents potential risks. Our CEO’s public statements, which can be controversial or perceived negatively by customers, investors, regulators, or the public, could result in reputational harm or legal or regulatory challenges. These statements could also lead to volatility in our stock price, as investors may react strongly to the CEO’s comments or actions. Furthermore, the high-profile nature of our CEO could create distractions for our management and employees, potentially diverting focus from primary business objectives. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Our leadership team, including our CEO, has no experience managing a publicly traded company, which requires a different range of skills and knowledge compared to managing a private company, potentially leading to regulatory scrutiny, legal liability, harm to our reputation, and impact on our stock price.

Many key members of our leadership team, including our CEO, have limited experience managing a publicly traded company. The management of a public company requires a range of skills and knowledge that differ significantly from those required to manage a private company, including compliance with public company reporting requirements, securities laws and regulations, and stock exchange rules.

Our leadership team’s lack of experience in these areas could result in mistakes or oversights that could lead to regulatory scrutiny, legal liability, or harm to our reputation. It could also result in our failure to effectively manage the expectations of our stockholders, analysts, and other market participants, which could negatively impact our stock price.

While we are committed to enhancing our corporate governance practices and to providing our leadership team with the resources and training they need to effectively manage a public company, there can be no assurance that these measures will be sufficient to fully offset the risks associated with our leadership team’s lack of public company experience. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Despite our commitment to employee safety and adherence to industry safety standards, our employees are involved in high-risk activities such as construction and electrical work, carrying inherent risks of workplace injuries, potentially leading to significant costs, operational disruptions, reputational harm, and impact on our ability to attract and retain skilled employees.

Some of our employees are involved in high-risk activities as part of their job responsibilities, including construction, electrical work, and other potentially hazardous tasks. Despite our commitment to employee safety and our adherence to industry safety standards and regulations, there is always a risk that an employee could be injured on the job. Workplace injuries could result in significant costs, including medical expenses, workers’ compensation claims, and potential legal liability. They could also lead to operational disruptions, harm our reputation, and negatively impact our ability to attract and retain skilled employees. While we have rigorous safety protocols in place and provide ongoing safety training to our employees, and while we maintain insurance to cover potential liabilities related to workplace injuries, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential impact of these risks. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

The active involvement of the executive team in various aspects of operations exposes them to higher levels of operational risk, potentially resulting in personal injury or other harm, disruption of operations, loss of key leadership, and impact on strategic decision-making.

Our executive team is actively involved in various aspects of our operations, including construction, operation, and training activities. While this hands-on approach fosters a deep understanding of our business and promotes a strong culture of safety and accountability, it also exposes our executive team to higher levels of operational risk. These activities could potentially result in personal injury or other harm to members of our executive team, which could disrupt our operations, lead to temporary or permanent loss of key leadership, and potentially impact our ability to make strategic decisions. While we have rigorous safety protocols in place and we maintain insurance to help mitigate the financial impact of potential accidents, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential damage and financial impact of an accident involving a member of our executive team. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Risks Related to Tax, Regulatory, Legal Factors Affecting One Energy

Changes to tax policy or tax laws could negatively impact our investment returns and the allocation of profits, losses, and credits from operating subsidiaries.

Our financial performance and investment returns are subject to various tax policies and laws. Changes to these policies or laws could negatively impact our financial results and investment returns. For instance, changes in tax rates, the introduction of new tax laws, changes in the interpretation of existing tax laws, or changes in tax treaties could increase our tax liabilities and reduce our post-tax profits. Additionally, these changes could affect our ability to allocate profits, losses, and credits from our operating subsidiaries in a tax-efficient manner. While we strive to manage our tax liabilities effectively, there can be no assurance that changes in tax policies or laws will not adversely affect our financial condition or results of operations.

Our operations in the renewable energy industry are also influenced by various tax and other economic incentives, including tax credits and incentives. These incentives, which are designed to promote the development and use of renewable energy, play a significant role in our financial performance and growth prospects. However, these incentives are subject to political and economic factors and may change. If there were a significant reduction or elimination of these incentives, it could make wind energy less competitive relative to other sources of energy. This could reduce demand for our services, negatively impact our results of operations, and hinder our growth. Moreover, we rely on various tax credits to support our financial performance. However, there is a risk that we may improperly claim and use a tax credit that we believe we are entitled to. This could be due to misinterpretation of tax laws, errors in our tax filings, or changes in tax laws or their interpretation. If we improperly claim and use a tax credit, it could result in penalties, recapture, interest charges, and a reduction in our reported earnings. It could also damage our reputation and our relationships with tax authorities.

Our complex tax returns may contain errors due to the complexity of tax laws, changes in tax laws or their interpretation, or errors in tax preparation processes, potentially resulting in penalties, interest charges, a reduction in reported earnings, and damage to reputation and relationships with tax authorities.

We operate a complex business that requires us to prepare complicated tax returns. There is a risk that these tax returns may contain errors. This could be due to the complexity of tax laws, changes in tax laws or their interpretation, or errors in our tax preparation processes. If our tax returns contain errors, it could result in penalties, interest charges, and a reduction in our reported earnings. It could also damage our reputation and our relationships with tax authorities.

We may operate through entities domiciled in multiple states, exposing us to a variety of state laws and regulations, and increasing the complexity of tax and legal compliance. Failure to manage these complexities could result in penalties, legal liability, damage to reputation, increased costs, and management distraction.

We operate through entities that are domiciled in multiple states. This exposes us to a variety of state laws and regulations, and requires us to manage multiple relationships with state authorities. It also increases the complexity of our tax and legal compliance. If we fail to manage these complexities effectively, it could result in penalties, legal liability, and damage to our reputation. It could also increase our costs and distract our management.

Additional aspects of our operations becoming regulated at the local, state or federal level could increase our operating costs and complexity.

While our operations are currently subject to certain regulations, there is a risk that additional aspects of our operations could become regulated at the local, state or federal level in the future. This could be due to changes in statutes, regulations, case law, orders, policy, regulatory focus, or public sentiment. Increased regulation could impose additional compliance requirements on us, which could increase our operating costs and complexity. It could also limit our flexibility to operate our business as we currently do. While we strive to comply with all applicable regulations and to anticipate potential regulatory changes, there can be no assurance that we will be able to do so effectively or without significant cost.

Failure to comply with regulations in our competitive energy sales brokering business could lead to penalties and damage to our reputation.

Our competitive energy sales brokering business is subject to various regulations. Compliance with these regulations is critical to maintaining our license to operate this business and to avoiding penalties or sanctions. However, there is a risk that we may fail to comply with these regulations. This could be due to oversight, misunderstanding of the regulations, or changes in the regulatory environment. If we fail to comply with applicable regulations, we could face penalties, the suspension or loss of our license, and damage to our reputation. This could negatively impact our competitive energy sales brokering business and our overall financial performance.

Changes in regulations related to low carbon fuels or facilities could impact our operations, particularly if they alter how renewable energy credits are attributed or accounted for.

Our operations could be affected by changes in regulations relating to low carbon fuels or low carbon facilities, particularly those that change how credit for renewable energy attributes are attributed or accounted for. Such changes could impact the economic viability of our projects, alter our competitive position, or require us to modify our operations or business strategy. They could also affect the value of the renewable energy credits we generate, which could impact our revenues. While we monitor regulatory developments closely and strive to adapt our operations to comply with all applicable regulations, there can be no assurance that we will be able to manage these risks effectively. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Changes in the company’s operations, regulatory interpretations, or changes in law could potentially affect how it is regulated by the Federal Energy Regulatory Commission (FERC), subjecting it and investors to additional regulatory requirements and significantly increasing regulatory compliance burden and associated costs, and exposing us to additional regulatory risks, including the risk of enforcement actions and penalties for non-compliance.

Currently some of our operations are regulated by FERC. However, changes in our operations, regulatory interpretations, or changes in law could potentially expand FERC’s jurisdiction over us. If this were to occur, we or some of our investors could be subject to a range of additional regulatory requirements, including but not limited to FERC’s accounting practices, the Public Utility Holding Company Act (PUHCA) and the Federal Power Act (FPA).

Compliance with FERC accounting practices, PUHCA, and the FPA could significantly increase our regulatory compliance burden and associated costs or the regulatory compliance burden and associated costs of our investors. It could also require us to make changes to our business practices, corporate structure, or strategy. Furthermore, FERC jurisdiction could expose us to additional regulatory risks, including the risk of enforcement actions and penalties for non-compliance.

While we strive to comply with all applicable laws and regulations, and we monitor regulatory developments closely, there can be no assurance that we will be able to manage these risks effectively. If we were to come under FERC jurisdiction and were unable to comply with the associated requirements effectively, it could negatively impact our business, financial condition, results of operations, and investors.

Our current operational status under state law as an energy provider could be challenged or altered due to changes of law, regulatory policy shifts or legal interpretations, potentially subjecting us to increased regulation and liability.

Currently, we operate under state law as an energy provider and are not subject to the laws or regulations typically applied to public utilities. However, this status could be challenged or could change due a change in law, shifts in regulatory policy, or changes in legal interpretations. If we were to be classified as a public utility, we would be subject to a significantly higher level of regulation, which could increase our operational costs, limit our flexibility, and potentially expose us to legal liability. While we strive to comply with all applicable regulations and to adapt our operations to any changes in our regulatory status, there can be no assurance that we will be able to manage these risks effectively. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Failure to comply with OSHA or MSHA requirements could result in penalties and damage to our reputation.

Our operations are subject to various safety regulations, including those enforced by the Occupational Safety and Health Administration (OSHA) and the Mine Safety and Health Administration (MSHA). Compliance with these regulations is critical to ensuring the safety of our employees and avoiding penalties or sanctions. However, there is a risk that we may fail to comply with OSHA or MSHA requirements. This could be due to oversight, misunderstanding of the regulations, or other factors. Non-compliance could result in penalties, the suspension or revocation of our permits, and damage to our reputation.

Changes in import tariffs or trade policies could increase the cost of equipment and components for our projects, potentially impacting their economic viability and our financial performance.

We rely on a global supply chain to source the equipment and components needed for our wind and solar projects. Changes in import tariffs or trade policies could increase the cost of these items, which could impact the economic viability of our projects. For example, if tariffs were imposed on solar panels or wind turbines, it could increase our project costs and make our energy less competitive relative to other sources of energy. This could negatively impact our financial performance and our ability to pursue new projects.

General Risks

Accurate and timely financial reporting is critical for our compliance with regulatory requirements, and any failure to properly report financials in a timely manner could result in regulatory penalties, damage to our reputation, and a loss of confidence among our investors.

Accurate and timely financial reporting is critical for our compliance with regulatory requirements and for maintaining the confidence of our investors and other stakeholders. However, there is a risk that we may be unable to properly report our financials in a timely manner. This could be due to errors, system failures, personnel issues, or other factors. If we fail to properly report our financials in a timely manner, it could result in regulatory penalties, damage to our reputation, and a loss of confidence among our investors.

The requirements of being a public company may strain One Energy’s resources, divert management’s attention and affect our ability to attract and retain qualified independent board members.

As a newly public company, we are subject to the reporting and corporate governance requirements of the Exchange Act, the listing requirements of the NYSE and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). These requirements are complex, and we lack experience as a public company. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. In order to improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition, results of operations and prospects. Although we have already hired additional personnel and professional advisors to help comply with these requirements, we may need to further expand our legal and finance departments in the future, and add additional professional advisors, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company and in this proxy statement/prospectus, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations and prospects could be materially harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, financial condition, results of operations and prospects.

Our audited and reviewed financials may contain a misstatement, which could result in regulatory penalties, legal liability, and damage to its reputation, potentially undermining confidence in its financial reporting and negatively impacting its stock price.

Our audited and reviewed financials are a critical source of information for our investors and other stakeholders. However, there is a risk that these financials may contain a misstatement. This could be due to errors, fraud, system failures, or other factors. If a misstatement in our financials is discovered, it could result in regulatory penalties, legal liability, and damage to our reputation. It could also undermine confidence in our financial reporting, which could negatively impact our stock price and reputation.

We face potential lawsuits from our employees related to employment practices, workplace safety, or other matters, which could result in significant legal expenses, reputational damage, and impact on our ability to attract and retain talent.

We face the risk of lawsuits brought by our employees, including claims related to employment practices, workplace safety, or other matters. Such lawsuits could result in significant legal expenses, damage awards, or settlements. They could also distract our management team, harm our reputation, and negatively impact our ability to attract and retain talented employees. While we strive to maintain a positive and safe work environment and to comply with all applicable employment laws, there can be no assurance that we will be able to fully prevent or manage these risks. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

Despite our compliance efforts, we are exposed to the risk of general litigation, which could be costly, time-consuming, and could divert management’s attention away from our business operations.

Despite our best efforts to comply with all laws, adhere to all contractual obligations, and maintain positive relationships, we face the risk of litigation. Lawsuits, regardless of their merit, can be expensive and time-

consuming to defend, and can divert management’s attention away from our business operations. They can also result in significant monetary damages or injunctive relief that could negatively impact our business. While we have measures in place to manage legal risks, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential impact of litigation. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

We face potential lawsuits from our stockholders related to corporate governance, fiduciary duties, or stockholder rights and obligations, which could result in significant legal expenses, reputational damage, and impact on our stock price.

We face the risk of lawsuits brought by our stockholders, which could relate to a variety of issues, including disputes over corporate governance, fiduciary duties, or the rights and obligations of stockholders. Such lawsuits could result in significant legal expenses, damage awards, or settlements. They could also distract our management team, harm our reputation, and negatively impact our stock price. While we strive to manage these risks through careful corporate governance and legal compliance, there can be no assurance that we will be able to fully manage these risks. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

The potential impact of pandemics on our business and businesses worldwide could negatively impact our financial performance, disrupt its operations, and pose health risks to its employees.

The COVID-19 pandemic has highlighted the potential impact of pandemics on businesses worldwide. Pandemics can disrupt our operations, our supply chain, and the markets we serve. They can also create significant uncertainty and volatility in financial markets. If a pandemic occurs, it could negatively impact our financial performance, disrupt our operations, and pose health risks to our employees. We have implemented measures to manage these risks, but there is no guarantee that these measures will be sufficient to prevent disruptions or other impacts from future pandemics.

Our business strategy may require incurring additional debt at various levels of the enterprise, increasing financial risk, potentially increasing interest costs, reducing financial flexibility, and making us more vulnerable to economic downturns and competitive pressures, negatively impacting financial performance and the ability to execute the business strategy.

Our business strategy may require us to incur additional debt at various levels of our enterprise. While this can provide us with the resources needed to fund our operations and growth, it also increases our financial risk. Higher levels of debt can increase our interest costs, reduce our financial flexibility, and make us more vulnerable to economic downturns and competitive pressures. If we are unable to manage our debt levels effectively, it could negatively impact our financial performance and our ability to execute our business strategy.

Our financial modeling may be incorrect or contain material errors, potentially leading to poor decision-making, misjudging financial performance, or failing to identify risks or opportunities, negatively impacting financial performance and the ability to execute the business strategy.

We rely on financial modeling to guide our decision-making and to forecast our financial performance. However, there is a risk that our financial models may be incorrect or contain material errors. This could be due to inaccurate assumptions, errors in data, or other factors. If our financial modeling is incorrect or contains material errors, it could lead us to make poor decisions, misjudge our financial performance, or fail to identify risks or opportunities. This could negatively impact our financial performance and our ability to execute our business strategy.

Many of our entities are certificated, introducing risks related to secure storage and handling to prevent loss, theft, or damage, and the administrative burden and potential for error in tracking and transferring physical certificates, potentially slowing down transactions involving stock and deterring potential investors or partners.

Many of our entities are certificated, meaning that their stock is issued in the form of certificates. While this is a common practice, it does introduce certain risks. The physical nature of stock certificates requires secure storage and handling to prevent loss, theft, or damage. There is also the administrative burden and potential for error in tracking and transferring physical certificates.

In addition, the process of transferring ownership of certificated stock can be more complex and time-consuming than for uncertificated stock. This could potentially slow down transactions involving our stock, such as fundraising or mergers and acquisitions, and could deter potential investors or partners.

While we have systems and procedures in place to manage these risks, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential impact of these risks. If we are unable to manage these risks effectively, it could negatively impact our business, financial condition, and results of operations.

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

General

TRTL is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the TRTL Board for use at the Special Meeting to be held on [    ], 2024, and at any adjournments or postponements thereof. This proxy statement/prospectus is first being furnished to TRTL’s shareholders on or about, [    ], 2024 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides TRTL’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place of Special Meeting

The Special Meeting will be held at TRTL’s offices at 195 US HWY 50, Suite 309, ZEPHYR COVE, NV 89448 and virtually via live webcast at [ ] a.m./p.m., Eastern Time, on [    ], 2024, at https://www.cstproxy.com/[    ], to consider and vote upon the proposals to be submitted to the Special Meeting, including if necessary or desirable, the Adjournment Proposal.

The live webcast of the Special Meeting can be accessed by visiting https://www.cstproxy.com/[    ], where you will be able to listen to the meeting live and vote during the meeting. Please have your control number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact the Continental Stock Transfer Company, the transfer agent.

Registering for the Special Meeting

As a registered shareholder, you received a Proxy Card from Continental. The form contains instructions on how to attend the live webcast of the Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the live webcast of the Special Meeting starting at 9:00 a.m., Eastern Time, on [    ], 2024. Enter the URL address into your browser https://www.cstproxy.com/[    ], enter your control number, name and email address. Once you pre-register you can vote your shares. At the start of the Special Meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the Special Meeting.

Beneficial investors, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Special Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the Special Meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the Special Meeting by dialing [    ], within the U.S. and Canada, and [    ] outside of the U.S. and Canada (standard rates apply) when prompted enter the pin number [    ]. This is listen only, you will not be able to vote or enter questions during the meeting.

Purpose of the Special Meeting

At the Special Meeting, TRTL is asking holders of its Ordinary Shares:

•	To consider and vote upon the NTA Proposal.

•	To consider and vote upon the Domestication Proposal. The form of the proposed Interim Charter to become effective upon the Domestication is attached to this proxy statement/prospectus as Annex B

•	To consider and vote upon the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and Annex A-1.

•

To consider and vote upon the Charter Proposal. The form of Proposed Charter to become effective upon consummation of the Business Combination is attached to this proxy statement/prospectus as Annex D and the form of the Proposed Bylaws to become effective upon the Domestication is attached to this proxy statement/prospectus as Annex C.

•	To consider and vote upon the Organizational Documents Proposals.

•	To consider and vote upon the NYSE Proposal.

•

To consider and vote upon the Incentive Plan Proposal. The form of Incentive Plan to become effective upon consummation of the Business Combination is attached to this proxy statement/prospectus as Annex F.

•	To consider and vote upon the Director Election Proposal.

•	To consider and vote upon the Adjournment Proposal, if presented at the Special Meeting.

Recommendation of the TRTL Board with Respect to the Proposals

The TRTL Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are in the best interest of TRTL and recommends that TRTL’s shareholders vote “FOR” the NTA Proposal, “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal, and, if presented at the special Meeting, “FOR” the Adjournment Proposal.

Record Date; Who is Entitled to Vote

TRTL has fixed the close of business on [    ], 2024, as the Record Date for determining the shareholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on the Record Date, there were 15,519,813 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares outstanding.

Except as set forth herein, each Ordinary Share is entitled to one vote per share.

Quorum

The holders of a majority of the issued and outstanding Ordinary Shares of TRTL, being individuals present in person or by proxy or if a corporation or other non-natural person, by its duly authorized representative or proxy (which would include presence virtually at the Special Meeting) shall constitute a quorum.

Abstentions and Broker Non-Votes

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Special Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any other proposal in this proxy statement/prospectus.

Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the proposals.

Vote Required for Approval

The following votes are required for each proposal at the Special Meeting:

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Proposal 1: NTA Proposal: The NTA Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Proposal 2: Domestication Proposal: The Domestication Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. Holders of the Class B Ordinary Shares will have ten votes per share and holders of Class A Ordinary Shares will have one vote per share in respect of any vote to continue TRTL in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of TRTL in such other jurisdiction).

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Proposal 3: Business Combination Proposal: The Business Combination Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Proposal 4: Charter Proposal: The Charter Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Proposals 5 - 10: Organizational Documents Proposals: The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Proposal 11: NYSE Proposal: The NYSE Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Proposal 12: Incentive Plan Proposal: The Incentive Plan Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Proposal 13: Director Election Proposal: The election of the director nominees pursuant to the Director Election Proposal must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting

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Proposal 14: Adjournment Proposal: The Adjournment Proposal, if presented, must be approved by an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

The Required Proposals are interdependent on each other. The NTA Proposal and the Organizational Documents Proposals are conditional upon the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If TRTL’s shareholders do not approve each of the Required Proposals at the Special Meeting, the Business Combination may not be consummated.

Voting Your Shares

Each Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your Ordinary Shares at the Special Meeting.

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You Can Vote by Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the TRTL Board “FOR” the NTA Proposal, “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal, and, if presented at the Special Meeting, “FOR” the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

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You Can Attend the Special Meeting and Vote Online. TRTL will be hosting the Special Meeting via live webcast and physically at TRTL’s office at 195 US HWY 50, Suite 309, ZEPHYR COVE, NV 89448. If you attend the Special Meeting virtually, you may submit your vote at the Special Meeting online at [    ], in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting. See “- Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Revoking Your Proxy

Shareholders may send a later-dated, signed proxy card to TRTL’s Chief Executive Officer at the address set forth below so that it is received by TRTL’s Chief Executive Officer prior to the vote at the Special Meeting (which is scheduled to take place at [ ] a.m./p.m., Eastern Time, on [    ], 2024) or attend the Special Meeting virtually or at the physical address for the Special Meeting and vote. Shareholders also may revoke their proxy by sending a notice of revocation to TRTL’s Chief Executive Officer, which must be received by TRTL’s Chief Executive Officer prior to the vote at the Special Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Ordinary Shares, you may call Advantage Proxy, Inc., the proxy solicitor for TRTL, at (877) 870-8565 (toll free) or by email at ksmith@advantageproxy.com.

Vote of TRTL’s Insiders

All of TRTL’s Insiders have previously agreed to vote all of their Public Shares in favor of the Business Combination and have waived any redemption rights in connection with the Business Combination. All holders of Founder Shares have agreed to vote all of their Ordinary Shares in favor of all of the proposals to be presented at the Special Meeting.

Redemption rights

Public Shareholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for the proposed Business Combination, against the proposed Business Combination, or do not vote in relation to the proposed Business Combination.

Any Public Shareholder may request redemption of their Public Shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds and not previously released to TRTL to fund Regulatory Withdrawals and/or to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, provided, however that such Public Shareholder must follow the procedures outlined in this proxy statement/prospectus (including, with respect to Public Shares that are part of TRTL Units, that the TRTL Units must first be separated into component Public Shares and warrants as described in this proxy statement/prospectus), in order to receive cash for any Public Shares such Public Shareholder intends to redeem. As of May 1, 2024, this would have amounted to approximately $10.85 per Public Share, based on the amount held in the Trust Account on such date.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the Business Combination, or such other date as determined by the TRTL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 20% of the Public Shares without the prior consent of TRTL Board. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

TRTL’s Insiders will not have redemption rights with respect to any Public Shares owned by them, directly or indirectly.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a) hold Public Shares or hold Public Shares through TRTL Units and you elect to separate your TRTL Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b) prior to 5:00 p.m., Eastern Time, on [    ], 2024 (two business days prior to the vote at the Special Meeting):

(i) submit a written request to the transfer agent that TRTL redeem your Public Shares for cash and

(ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through DTC.

Holders of TRTL Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their TRTL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the TRTL Units into the underlying Public Shares and Public Warrants, or if a holder holds TRTL Units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the Business Combination, or such other date as determined by the TRTL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. TRTL will be required to honor such request only if made prior to the deadline for exercising redemption requests.

If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, TRTL will promptly return any shares previously delivered by Public Shareholders.

The closing price of Public Shares on May 1, 2024 was $10.84 per share. Prior to exercising redemption rights, shareholders should verify the market price of Public Shares, as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. TRTL cannot assure Public Shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in TRTL’s securities when TRTL’s shareholders wish to sell their shares.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own those Public Shares. Public Shareholders will be entitled to receive cash for their Public Shares only if they:

(a) hold Public Shares or hold Public Shares through TRTL Units and have elected to separate their TRTL Units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b) prior to 5:00 p.m., Eastern Time, on [    ], 2024 (two business days prior to the vote at the Special Meeting) (i) submitted a written request to the transfer agent that TRTL redeem the holder’s Public Shares for cash and (ii) delivered the holder’s share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through DTC.

Appraisal Rights

Shareholders of TRTL do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

TRTL is soliciting proxies on behalf of the TRTL Board. This solicitation is being made by mail but also may be made by telephone or in person. TRTL and TRTL’s directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. TRTL will bear the cost of the solicitation.

TRTL has hired Advantage Proxy, Inc. to assist in the proxy solicitation process. TRTL will pay Advantage Proxy, Inc. a fee of $8,500 plus out-of-pocket expenses. Such fee will be paid with funds available at the Closing.

TRTL will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. TRTL will reimburse them for their reasonable expenses.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding TRTL or TRTL’s securities, TRTL’s Insiders, directors or officers or their respective affiliates may purchase TRTL Units, Public Shares or Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. The purpose of such share purchases and other transactions would be to increase the likelihood that the Proposals are approved at the Special Meeting or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. As of the date of this proxy statement/prospectus, none of TRTL’s Insiders, directors or officers has any plans to make any such purchases. If such arrangements or agreements are entered into, TRTL will file a Current Report on Form 8-K prior to the Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Ordinary Shares for which TRTL has received redemption requests.

Further, if there are such purchases, they would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

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the registration statement/proxy statement filed for the Business Combination would disclose the possibility that the Sponsor, directors, officers, advisors or any of their affiliates may purchase shares or rights from TRTL public shareholders outside the redemption process, along with the purpose of such purchases;

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if the Sponsor or the directors, officers, advisors or any of their affiliates were to purchase shares or rights from TRTL public shareholders, they would do so at a price no higher than the price offered through our redemption process;

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the registration statement/proxy statement filed for the Business Combination would include a representation that any of the securities purchased by the Sponsor or the directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination; and

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the Sponsor or the directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to the securities or, if they do acquire and possess redemption rights, they would waive such rights.

Entering into any such incentive arrangements may have a depressive effect on outstanding Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

The existence of financial and personal interests of TRTL’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of TRTL and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. See the sections entitled “Risk Factors”, “Proposal 3: The Business Combination Proposal - Interests of TRTL’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” for more information and other risks.

PROPOSAL 1: THE NTA PROPOSAL

Overview

As discussed elsewhere in this proxy statement/prospectus, TRTL is asking its shareholders to approve the NTA Proposal. The NTA Proposal is conditioned upon the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the NTA Proposal will have no effect, even if approved by TRTL shareholders. If the NTA Proposal and the Business Combination Proposal are approved at the Special Meeting, the following amendments will be made to the Current Charter, which shall be effective, if adopted and implemented by TRTL, prior to the Domestication and the consummation of the proposed Business Combination:

Article 165(b) of the Current Charter shall be deleted in its entirety and replaced with the following language: “provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two (2) business days prior to the consummation of a Business Combination, including interest earned on the Trust Fund and not previously released to the Company to fund Regulatory Withdrawals and/or to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue.”

Reasons for the Amendments

TRTL shareholders are being asked to adopt the proposed amendments to the Current Charter prior to the Closing, which, in the judgment of the TRTL Board, may facilitate the consummation of the Business Combination. The Current Charter limits TRTL’s ability to consummate an initial business combination, or to redeem Ordinary Shares in connection with an initial business combination, if it would cause TRTL to have less than $5,000,001 in net tangible assets. The purpose of such limitation was initially to ensure that the Ordinary Shares not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the Ordinary Shares (and the TRTL common stock after the Domestication) and the Pubco Common Shares would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, including the fact that such securities will be listed on a national securities exchange, TRTL is presenting the NTA Proposal to facilitate the consummation of the Business Combination. If the NTA Proposal is not approved and there are significant requests for redemption such that TRTL’s net tangible assets would be less than $5,000,001, the Current Charter would prevent TRTL from being able to consummate the Business Combination even if all other conditions to Closing are met. If the NTA Proposal is approved and the Current Charter is amended to remove the net tangible asset requirement, it is possible that all of the Public Shares could be redeemed. Additionally, if the NTA Proposal is approved, it is possible that shareholders could be exposed to the risk of exchange delisting. See “Risk Factors” under the heading “NYSE may delist TRTL’s securities from trading on its exchange prior to the Business Combination, including as a result of the NTA Proposal being approved, which could limit investors’ ability to make transactions in TRTL’s securities and subject it to additional trading restrictions.”

If the Domestication is consummated, then the Current Charter, as amended by the NTA Amendments, will be replaced in its entirety by the Interim Charter upon the Domestication and all of the references in this proxy statement/prospectus to the “Current Charter” shall be deemed to mean the Current Charter as amended by amendments contained in this NTA Proposal. The Interim Charter, which will be adopted upon Domestication, will similarly not have any net tangible asset requirements in connection with redemptions or an initial business combination of TRTL. The unaudited pro forma combined financial statements of TRTL and One Energy contained in this filing assume the NTA Proposal is accepted in the Maximum Redemption Scenario.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that subject to the approval of Proposal No. 3 (the Business Combination Proposal) and with effect prior to the consummation of the Domestication and the proposed Business Combination, the Amended and Restated Memorandum and Articles of Association of TortoiseEcofin Acquisition Corp. III be amended by deleting Article 165(b) in its entirety and replacing it with the following language:

“provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two (2) business days prior to the consummation of a Business Combination, including interest earned on the Trust Fund and not previously released to the Company to fund Regulatory Withdrawals and/or to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue.””

Vote Required for Approval

The approval of the NTA Proposal will require a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. Based on the terms and provisions contained in the Current Charter, assuming the Insiders and Anchor Investor vote their shares at the Special Meeting in accordance with the requirements of the Insider Letter Agreement, the NTA Proposal can be approved at the Special Meeting assuming that a quorum is achieved.

The NTA Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the NTA Proposal will have no effect, even if approved by TRTL’s shareholders.

Recommendation of the TRTL Board with Respect to the NTA Proposal

THE TRTL BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE NTA PROPOSAL.

PROPOSAL 2: THE DOMESTICATION PROPOSAL

Summary of the Proposal

General

TRTL is proposing to change its corporate structure and domicile from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a legal continuation of TRTL under the applicable laws of the Cayman Islands and the State of Delaware as described under “- Manner of Effecting the Domestication and the Legal Effect of the Domestication.”

The Domestication will be effected by the filing of an application to de-register TRTL with the Registrar of Companies of the Cayman Islands and the filing of a Certificate of Corporate Domestication and the Interim Charter with the Delaware Secretary of State. The Interim Charter, which amends and removes the provisions of TRTL’s Current Charter that terminate or otherwise become inapplicable because of the Domestication and otherwise provides TRTL’s shareholders with the same or substantially the same rights as they have under the Current Charter. In addition, the Interim Charter does not include limitations on redemptions in connection with an initial business combination due to any net tangible asset threshold, in a similar manner to the amendments set forth in the NTA Proposal. The Domestication will become effective immediately prior to the Closing of the Business Combination. The Interim Charter, which will become effective upon the Domestication is attached to this proxy statement/prospectus as Annex B. In connection with the Domestication, all outstanding Ordinary Shares will convert into outstanding shares of TRTL common stock, as the continuing Delaware corporation. All shareholders are encouraged to read the Interim Charter in its entirety for a more complete description of their terms.

Holders of the Class B Ordinary Shares will have ten votes per share and holders of Class A Ordinary Shares will have one vote per share in respect of any vote to continue TRTL in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of TRTL in such other jurisdiction).

Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication

When the Domestication is completed, certain rights of shareholders will be governed by the Interim Charter rather than the Current Charter (which will cease to be effective) and certain rights of shareholders and the scope of the powers of the TRTL Board and management will be altered as a result.

Shareholders should consider the following summary comparison of the Interim Charter, on the one hand, and the Current Charter, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the Current Charter and the proposed Interim Charter of TRTL. You should read the form of the Interim Charter attached to this proxy statement/prospectus as Annex B carefully and in its entirety.

Delaware Interim Charter	Cayman Islands Current Charter
Corporate Purpose

The purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL.	The objects for which TRTL is established are unrestricted and TRTL shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Delaware Interim Charter	Cayman Islands Current Charter
Capital Stock

The total number of shares of all classes of capital stock which TRTL shall have authority to issue is 505,000,000 shares, of which 500,000,000 shares shall be common stock, par value $0.0001 per share, and 5,000,000 shares shall be preferred stock, par value $0.0001 per share.	TRTL’s authorized share capital consists of 221,000,000 shares, consisting of 200,000,000 Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 Class B Ordinary Shares, par value $0.0001 per share and 1,000,000 preference shares, par value $0.0001 per share.

Preferred Stock. The TRTL Board is expressly authorized to provide out of the unissued shares of the preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series and to fix the 148 hetheg rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the TRTL Board providing for the issuance of such series and included in a certificate of designation filed pursuant to the DGCL, and the TRTL Board is expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.	Preference Shares. The directors of TRTL may issue, allot and dispose of shares, in such manner, on such terms and having such rights and being subjected to such restriction as they may from time to time determine; and grant options with respect to such shares and issue warrants or similar instruments with respect thereto.

Rights and Options. TRTL has the authority to create and issue rights, warrants and options or convertible securities entitling the holders thereof to subscribe for, purchase or receive shares of any class or series of TRTL’s capital stock or other securities, and such rights, warrants and options shall be evidenced by instrument(s) approved by the TRTL Board. The TRTL Board is expressly authorized to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied or abrogated by, inter alia¸ the creation, allotment or issue of further shares, any variation of the rights conferred upon the holders of shares of any other class or the redemption or purchase of any shares of any class by TRTL.

Common Stock. The TRTL Board is expressly authorized to provide for the issuance of shares of common stock from time to time. Except as may otherwise be provided in the Interim Charter (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of preferred stock), each holder of common stock will be entitled to one vote for each share of common stock held of record by such holder on each matter properly submitted to the stockholders on which the holders of the common stock are entitled to vote.	Ordinary Shares. The directors of TRTL may issue, allot and dispose of shares, in such manner, on such terms and having such rights and being subjected to such restriction as they may from time to time determine; and grant options with respect to such shares and issue warrants or similar instruments with respect thereto.

Delaware Interim Charter	Cayman Islands Current Charter
Directors; Classes

The number of directors will be as set forth in the Interim Charter.

The TRTL Board will be divided into three classes designated as Class I, Class II and Class III. The Class I directors shall stand elected for a term expiring at TRTL’s first annual stockholder meeting following the time of effectiveness of the Interim Charter and the Class II directors shall stand elected for a term expiring at TRTL’s second annual stockholder meeting following the time of effectiveness of the Interim Charter and the Class III directors shall stand elected for a term expiring at TRTL’s third annual stockholder meeting following the time of effectiveness of the Interim Charter. At each annual meeting of the stockholders of TRTL following the time of effectiveness of the Interim Charter, successors to the class of directors whose term expires at that annual meeting shall be elected for a term of office to expire at the second annual stockholder meeting following their election, subject to their earlier death, resignation or removal.

The directors of TRTL are divided into three classes: Class I, Class II and Class III. The Class I directors shall stand appointed for a term expiring at TRTL’s first annual general meeting, the Class II directors shall stand appointed for a term expiring at TRTL’s second annual general meeting, and the Class III directors shall stand appointed for a term expiring at TRTL’s third annual general meeting. At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting.

Board Vacancies; Removal

Newly created directorships resulting from an increase in the number of directors and any vacancies on the TRTL Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. Any or all of the directors may be removed from office with or without cause by the affirmative vote of holders of a majority of the then-outstanding shares of capital stock of TRTL entitled to vote generally in the election of directors, voting together as a single class.	Any and all vacancies in the TRTL board of directors, however occurring, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining directors in office, even if less than a quorum of the board of directors. Any director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until the director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal.

Stockholder/Shareholder Voting

Subject to the rights of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder on each matter properly submitted to the stockholders on which the holders of	Subject to any rights or restrictions for the time being attached to any share, every Shareholder present in person and every person representing a Shareholder by proxy shall, at a general meeting of TRTL, have one (1) vote for each share of which he or the person represented by proxy is the holder.

Delaware Interim Charter	Cayman Islands Current Charter
the Common Stock are entitled to vote. Except as otherwise required by law or the Interim Charter, at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Stockholder/Shareholder Meetings

Subject to the rights of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, special meetings of stockholders of TRTL may be called only by the chairman of the TRTL Board, chief executive officer of TRTL, or the TRTL Board pursuant to a resolution adopted by a majority of the TRTL Board, and the stockholders of record, owning not less than 10% of the entire capital stock of TRTL issued and outstanding and entitled to vote.

Stockholders must comply with certain advance notice procedures to nominate candidates to the TRTL Board or to propose matters to be acted upon at a stockholders’ meeting, as provided in the Interim Charter.

Any action required or permitted to be taken by the stockholders of TRTL may be effected by written consent of the stockholders holding the requisite number of shares required to approve such action.

The directors (by majority approval), the CEO, or the chairman may, whenever they think fit, convene a general meeting.

Amendments to the Governing Documents

The TRTL Board and the stockholders have the power to adopt, amend, alter or repeal the Interim Charter.

TRTL may amend any provision in the Interim Charter in the manner prescribed by the DGCL, except that amendments to Article IX of the Interim Charter (“Business Combination”) may be approved only by (x) a resolution approved at a duly convened and constituted meeting of the stockholders of TRTL by the affirmative vote of at least two-thirds of the shares entitled to vote thereon which were present at the meeting and were voted, or (y) a resolution consented to in writing by holders of all of the votes of all the shares entitled to vote thereon.

Subject to the Companies Act and the rights attaching to the various classes, TRTL may at any time and from time to time by Special Resolution alter or amend the Articles in whole or in part.

Authority of the Directors

The directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by TRTL, subject to the provisions of the DGCL, the Interim Charter or any other bylaws adopted by the stockholders.	The business shall be managed by the directors who may pay all expenses incurred in setting up and registering TRTL and may exercise all the powers of TRTL.

Delaware Interim Charter	Cayman Islands Current Charter
Liability of Directors

A director of TRTL shall not be liable to TRTL or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Any amendment, modification or repeal of this provision shall not adversely affect any right or protection of a director of TRTL in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.	Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. The Current Charter provides for indemnification of officers and directors against any pending or threatened action or proceeding, costs, charges, expenses, losses, damages or liabilities incurred, other than by the director’s or officer’s own actual fraud, willful default or willful neglect.

Indemnification of Directors, Officers, Employees and Others

To the fullest extent permitted by applicable law, TRTL shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of TRTL or, while a director or officer of TRTL, is or was serving at the request of TRTL as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or non-profit entity, including service with respect to an employee benefit plan, against all liability and loss suffered and expenses reasonably incurred by such indemnitee in connection with such proceeding, provided, however, that, except in certain circumstances, TRTL shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the TRTL Board. Indemnitees shall also have the right to be paid by TRTL the expenses (including attorney’s fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition, subject to the requirements concerning an undertaking to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified as set forth in the Interim Charter.	See “Liability of Directors” above.

Exclusive Forum

Subject to certain exceptions, unless TRTL consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the Court of	No similar provision.

Delaware Interim Charter	Cayman Islands Current Charter

Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of TRTL, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of TRTL to TRTL or TRTL’s stockholders, (iii) any action asserting a claim against TRTL, its directors, officers or employees arising pursuant to any provision of the DGCL or the Interim Charter, or (iv) any action asserting a claim against TRTL, its directors, officers or employees governed by the internal affairs doctrine. Unless TRTL consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

This exclusive forum provision will not apply to (i) suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Business Opportunities

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to TRTL or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Interim Charter or in the future, and TRTL renounces any expectancy that any of the directors or officers of TRTL will offer any such corporate	To the fullest extent permitted by applicable law, any individual serving as a director, manager, officer, member, partner, managing member, employee and/or agent of one or more members of the Sponsor and its affiliates (the “Investor Group”) (each, an “Investor Group Related Person”) shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as TRTL. To the fullest extent

Delaware Interim Charter	Cayman Islands Current Charter
opportunity of which he or she may become aware to TRTL, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of TRTL with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of TRTL and (i) such opportunity is one TRTL is legally and contractually permitted to undertake and would otherwise be reasonable for TRTL to pursue and (ii) the director or officer is permitted to refer that opportunity to TRTL without violating any legal obligation.	permitted by applicable law, TRTL renounces any interest or expectancy of TRTL in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for the Investor Group or those associated with the Investor Group. Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, the Investor Group and Investor Group related persons shall have no duty to communicate or offer any such corporate opportunity to TRTL and shall not be liable to TRTL or its Members for breach of any fiduciary duty as a Member, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to TRTL unless such opportunity is expressly offered to such the Investor Group Related Person in their capacity as a director or officer of the Company and the opportunity is one that the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue, and to the extent the director or officer is permitted to refer that opportunity to the Company without violating another legal obligation. Except as provided elsewhere in the Current Charter, TRTL renounces any interest or expectancy of TRTL in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both TRTL and the Investor Group, about which a director and/or officer who is also an Investor Group Related Person acquires knowledge. To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced pursuant to the Current Charter to be a breach of duty to TRTL or its Members, TRTL and (if applicable) each Member waives, to the fullest extent permitted by applicable law, any and all claims and causes of action that TRTL may have for such activities. To the fullest extent permitted by applicable law, the provisions of the articles pertaining to business opportunities in the Current Charter apply equally to activities conducted in the future and that have been conducted in the past.

Indemnification of Directors, Officers, Employees and Others

To the fullest extent permitted by applicable law, TRTL shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to	See “Liability of Directors” above.

Delaware Interim Charter	Cayman Islands Current Charter
or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of TRTL or, while a director or officer of TRTL, is or was serving at the request of TRTL as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or non-profit entity, including service with respect to an employee benefit plan, against all liability and loss suffered and expenses reasonably incurred by such indemnitee in connection with such proceeding, provided, however, that, except in certain circumstances, TRTL shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the TRTL Board. Indemnitees shall also have the right to be paid by TRTL the expenses (including attorney’s fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition, subject to the requirements concerning an undertaking to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified as set forth in the Interim Charter.

Exclusive Forum

Subject to certain exceptions, unless TRTL consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of TRTL, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of TRTL to TRTL or TRTL’s stockholders, (iii) any action asserting a claim against TRTL, its directors, officers or employees arising pursuant to any provision of the DGCL or the Interim Charter, or (iv) any action asserting a claim against TRTL, its directors, officers or employees governed by the internal affairs doctrine. Unless TRTL consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.	No similar provision.

Delaware Interim Charter	Cayman Islands Current Charter

This exclusive forum provision will not apply to (i) suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

You should note that not only will the Interim Charter preserve the existing rights of the Ordinary Shares, but also that the existing provisions of the Current Charter (including Article 171(b) of the Current Charter and those other provisions which cannot be amended prior to the Closing or made subject to certain restrictions or amendment) will be replicated or substantively replicated in the Interim Charter.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication

When the Domestication is completed, the rights of the shareholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands, including the Cayman Islands Companies Act. Certain differences exist between the DGCL and the Cayman Islands Companies Act that will alter certain of the rights of shareholders and affect the powers of the TRTL Board and management following the Domestication.

Shareholders should consider the following summary comparison of the Cayman Islands Companies Act, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, TRTL may continue to refer to the share owners of TRTL as “shareholders.”

Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Cayman Islands Companies Act (As Revised)

General Vote Required for Combinations with Interested Stockholders / Shareholders	Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested	No similar provision.

Provision	Delaware	Cayman Islands
stockholder, unless the corporation opts out of the applicable statutory provision.

Appraisal Rights

Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.

Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately Be determined by the court.

Requirements for Stockholder / Shareholder Approval	Stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, or dissolution require a majority of the outstanding shares entitled to vote thereon; most other stockholder approvals require a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter, provided a quorum is present.	Subject to the articles of association, certain matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements) by simple majority of the shares present and voting at a general meeting. Where the proposed action requires approval by “Special Resolution” (such as the amendment of the company’s constitutional documents) the approval of not less than two-thirds of the shares present and voting at a general meeting is required.

Provision	Delaware	Cayman Islands
Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the organizational documents, but cannot be less than one-third of the shares entitled to vote at the meeting.	The holders of a majority of the issued and outstanding ordinary shares of the company being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence at the Special Meeting) shall constitute a quorum.

Stockholder / Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder / Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements.	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Provision	Delaware	Cayman Islands
elect such director if then cumulatively voted at an election of the entire board.

Number of Directors	The number of directors is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.

Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes a fiduciary duty to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the action was	A Cayman Islands exempted company generally may indemnify its directors or officers, except with regard to actual fraud or willful neglect or willful default.

Provision	Delaware	Cayman Islands
brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

Limited Liability of Directors	Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.	Liability of directors may be limited, except with regard to their own actual fraud, willful neglect or willful default.

Reasons for the Domestication

The TRTL Board believes that it would be in the best interests of TRTL to effect the Domestication immediately prior to the completion of the Business Combination. The primary reason for the Domestication is to enable TRTL to avoid certain taxes that would be imposed on Pubco and/or TRTL if TRTL were to conduct an operating business in the United States as a foreign corporation following the Business Combination.

The TRTL Board believes that it would be in the best interests of TRTL to effect the Domestication to enable TRTL to avoid certain taxes that would be imposed if it were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the TRTL Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by its officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures TRTL is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to TRTL’s corporate legal affairs following the Business Combination.

Regulatory Approvals; Third Party Consents

TRTL is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. TRTL must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with NYSE of a press release disclosing the Domestication, among other things.

The Domestication will not breach any covenants or agreements binding upon TRTL and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Certificate of Incorporation

Commencing with the effective time of the Domestication under the applicable law, the Interim Charter will govern the rights of TRTL’s stockholders. A chart comparing your rights as a holder of Ordinary Shares of TRTL as a Cayman Islands exempted company with your rights as a holder of TRTL common stock as a Delaware corporation can be found above in “- Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”

Tax Consequences to Holders of Ordinary Shares Who Receive TRTL common stock as a Result of the Domestication

If the Proposals described in this proxy statement/prospectus are approved, then holders of Ordinary Shares who do not elect to exercise their redemption rights will receive TRTL common stock as a result of the Domestication. For a description of the material U.S. federal income tax consequences of the Domestication, see the section entitled “- Material U.S. Federal Income Tax Consequences of the Domestication and the Business Combination to TRTL Shareholders.”.

Manner of Effecting the Domestication and the Legal Effect of the Domestication

Delaware Law

Pursuant to Section 388 of the DGCL, a non-United States entity may become domesticated as a Delaware corporation by filing with the Delaware Secretary of State a Certificate of Corporate Domestication and a Certificate of Incorporation, certifying to the matters set forth in Section 388 of the DGCL. The domestication must be approved in the manner provided for by the instrument or other writing governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate, and the Certificate of Incorporation must be approved by the same authorization required to approve the domestication.

When a non-United States entity has become domesticated as a Delaware corporation, for all purposes of Delaware law, the corporation will be deemed to be the same entity as the domesticating non-United States entity and the domestication will constitute a continuation of the existence of the domesticating non-United States entity in the form of a Delaware corporation. When any domestication will have become effective, for all purposes of Delaware law, all of the rights, privileges and powers of the non-United States entity that has been domesticated and all property, real, personal and mixed, and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United States entity, will remain vested in the corporation to which such non-United States entity has been domesticated (and also in the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and will be the property of such corporation (and also of the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication), and the title to any real property vested by deed or otherwise in such non-United States entity shall not revert or be in any way impaired by reason of the domestication; but all rights of creditors and all liens upon any property of such non-United States entity will be preserved unimpaired, and all debts, liabilities and duties of the non-United States entity that has been domesticated will remain attached to the corporation to which such non-United States entity has been domesticated (and also to the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as such corporation. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, will not be deemed, as a consequence of the domestication, to have been transferred to the corporation to which such non-United States entity has domesticated for any purpose of the laws of the State of Delaware.

Cayman Islands Law

If the Domestication Proposal is approved, TRTL will also apply to de-register as a Cayman Islands exempted company pursuant to Section 206 of the Cayman Islands Companies Act. Upon the deregistration, TRTL will no longer be subject to the provisions of the Cayman Islands Companies Act. Except as provided in the Cayman Islands Companies Act, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of TRTL or any other person.

Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of TRTL. There will be no accounting effect or change in the carrying amount of the assets and liabilities of TRTL as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of TRTL immediately following the Domestication will be the same as those immediately prior to the Domestication.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that TortoiseEcofin Acquisition Corp. III be de-registered in the Cayman Islands pursuant to Article 191 of the Amended and Restated Articles of Association of TortoiseEcofin Acquisition Corp. III and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of TortoiseEcofin Acquisition Corp. III in the State of Delaware as a corporation, governed by the Interim Charter attached as Annex B to the proxy statement/prospectus in respect of the meeting, at which time the Amended and Restated Memorandum and Articles of Association will be replaced by that Interim Charter as referenced in the proxy statement/prospectus in respect of the meeting.”

Vote Required for Approval

The approval of the Domestication Proposal will require a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. Holders of the Class B Ordinary Shares will have ten votes per share and holders of Class A Ordinary Shares will have one vote per share in respect of any vote to continue TRTL in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of TRTL in such other jurisdiction).

The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by TRTL’s shareholders.

Recommendation of the TRTL Board with Respect to the Domestication Proposal

THE TRTL BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE DOMESTICATION PROPOSAL.

PROPOSAL 3: THE BUSINESS COMBINATION PROPOSAL

TRTL is asking its shareholders to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A and Annex A-1 to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. Please see the subsection entitled “The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read the Business Combination Agreement in its entirety before voting on this proposal.

This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the Related Agreements. TRTL’s shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 3: The Business Combination Proposal - Business Combination Agreement” are defined in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. TRTL does not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Business Combination Agreement

On February 14, 2024, TRTL entered into an Amended and Restated Business Combination Agreement (as may be amended, restated or supplemented from time to time, the “Business Combination Agreement”) with One Energy Enterprises Inc., a Delaware corporation (“One Energy”), TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”), TRTL III First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“TRTL Merger Sub”), OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with TRTL Merger Sub, the “Merger Subs”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Business Combination”). The Amended and Restated Business Combination Agreement amends, restates and supersedes the business combination agreement, dated August 14, 2023 (the “Original BCA”), entered into by TRTL, One Energy, and TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of TRTL. The material differences between the Amended and Restated Business Combination Agreement and the Original BCA are as follows: the Business Combination Agreement amends and restates the Original Business Combination Agreement to (i) add Pubco as a party, (ii) clarify that the amount of the aggregate consideration deliverable to One Energy Securityholders at the Closing will be the sum of the Equity Value plus the aggregate exercise prices of all In-the-Money Company Options to purchase One Energy Common Shares outstanding as of immediately prior to the effective time of the Company Merger, assuming no cashless exercises prior to such date, and (iii) reflect other changes related principally to the parties’ mutual agreement to revise the transaction structure in view of certain mechanical aspects of the CSRs to be issued in connection with the Closing, none of which resulted from or reflect significant negotiations or material adjustments to the business or financial terms of the proposed Business Combination relative to the terms and provisions contained in the Original Business

Combination Agreement. A copy of the Business Combination Agreement is appended to the accompanying proxy statement/prospectus as Annex A and Annex A-1.

On May 13, 2024, TRTL, One Energy, Pubco and the Merger Subs entered into the First Amendment to the Business Combination Agreement (“Amendment No. 1”), which amends the Business Combination Agreement to reflect: (i) a reduction in the number of Sponsor Earnout Shares that will be subject to contingent forfeiture after Closing from 1,750,000 to 500,000 shares, (ii) the receipt of additional loans contributed to TRTL by the Sponsor and (iii) the removal, as a condition to the Closing, of the requirement that TRTL have at least $5,000,001 of net tangible assets at the Closing.

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (i) at least one day prior to the Closing Date (as defined below), TRTL will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”), (ii) following the Domestication, TRTL Merger Sub will merge with and into TRTL, with TRTL continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “TRTL Merger”), in connection with which all of the existing securities of TRTL will be exchanged for rights to receive securities of Pubco as follows: (a) each share of TRTL common stock, par value $0.0001 (“TRTL Common Share”) outstanding immediately prior to the TRTL Merger Effective Time shall automatically convert into one share of common stock, par value $0.0001, issued by Pubco (“Pubco Common Share”) and one contingent stock right (“CSR”), entitling the holder to a contingent future right, subject to satisfaction of certain trading price-based conditions, to receive a portion of certain Pubco Common Shares otherwise deliverable at the Closing to the founder and Chief Executive of One Energy, as further described below (except with regard to holders of TRTL Class B Shares that have waived their rights to receive CSRs for their TRTL Class B Shares or TRTL Class A Shares issued upon conversion of their TRTL Class B Shares ) and (b) each warrant to purchase shares of TRTL shall automatically convert into one warrant to purchase Pubco Common Shares (“Pubco Warrant”) on substantially the same terms and conditions; (iii) prior to the Company Merger, One Energy shall cause the holders of all its issued and outstanding convertible instruments (other than options to be assumed by Pubco in connection with the Business Combination) (“Company Convertible Securities”) to either exchange or convert all of their issued and outstanding Company Convertible Securities for One Energy Common Shares (including any accrued or declared but unpaid dividends) at the applicable conversion ratio set forth in the Company’s governing documents or the terms of applicable instruments (the “Company Exchanges”); (iv) promptly following the Company Exchanges, Company Merger Sub will merge with and into One Energy, with One Energy continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “Company Merger”, and together with the TRTL Merger, the “Mergers”), pursuant to which, other than dissenting shares, if any, (a) all One Energy Common Shares issued and outstanding immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be cancelled and converted into the right to receive such number of Pubco Common Shares as shall be determined in accordance with an allocation schedule (the “Allocation Schedule”) to be delivered prior and as a condition to Closing pursuant to the terms of the Business Combination Agreement (all such shares, collectively, the “Aggregate Common Share Consideration”), and (b) all issued and outstanding shares of One Energy preferred stock, par value $0.0001 per share (“One Energy Preferred Shares”), if any such shares remain outstanding as of immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be canceled and converted into the right to receive one share of preferred stock of Pubco, par value $0.0001 per share (“Pubco Preferred Shares”), subject to the Allocation Schedule, with substantially similar rights, preferences and privileges as each One Energy Preferred Share, provided, however, that, Pubco Preferred Shares shall convert into Pubco Common Shares after applying the conversion ratio determined in accordance with the terms of the Business Combination Agreement (all such shares, if any, collectively, the “Aggregate Preferred Share Consideration”); and (v) all of the options to purchase One Energy shares (“Company Options”), whether vested or unvested, issued and outstanding as of immediately prior to the effective time of the Company Merger will be assumed by Pubco and, in the case of unvested Company Options, accelerate in full and become options to purchase Pubco Common Shares (the “Assumed Options”), subject to adjustments to the number and exercise prices thereof in accordance with the terms of the Business Combination Agreement and as set forth in the Allocation Schedule.

Additionally, at least one day prior to the Closing Date, (i) TRTL shall have caused the Domestication to have occurred and, in connection therewith, shall have caused each Class B Ordinary Share of TRTL, par value $0.0001 (“Class B Ordinary Shares”) that is issued and outstanding as of such date to be converted, on a one-for-one basis, into one Class A Ordinary Share and (ii) One Energy shall have caused each share of One Energy Class B common stock, par value $0.0001 per share (“One Energy Class B Common Share”) that is issued and outstanding as of such date to be converted, on a one-for-one basis, into one share of One Energy Class A common stock, par value $0.0001 per share (“One Energy Class A Common Share”, and together with the One Energy Class B Common Stock, the “One Energy Common Share”).

Pursuant to the terms of the Business Combination Agreement, the total consideration to be delivered to security holders of One Energy (“One Energy Securityholders”), inclusive of Assumed Options, will have an aggregate value equal to the sum of (i) $300,000,000 minus the amount of certain of One Energy’s indebtedness as of immediately prior to the Closing and (ii) the aggregate amount of the exercise prices of all Company Options that are outstanding and in-the-money (as defined in the Business Combination Agreement) as of immediately prior to the effective date of the Company Merger, assuming no cashless exercises of Company Options prior to such date (the “Adjusted Equity Value”), with each holder of One Energy Common Shares (treating One Energy Preferred Shares on an as-converted to One Energy Common Shares basis but excluding shares held as treasury stock) receiving a number of Pubco Common Shares equal to a conversion ratio to be determined at Closing in accordance with the terms of the Business Combination Agreement and the Allocation Schedule delivered thereunder, based on a deemed value per Pubco Common Share of $10.00 per share.

At the Closing, 5.5 million of the total number of Pubco Common Shares otherwise deliverable at the Closing to Jereme Kent, the Chief Executive Officer of One Energy (the “CSR Escrow Shares”), will be deposited into an escrow account (the “CSR Escrow Account”) to be distributed to the holders of CSRs (“CSR Holders”) in accordance with the terms of a Contingent Stock Rights Agreement (“CSR Agreement”) in the event that the post-Closing trading price of Pubco Common Shares does not equal or exceed a daily VWAP of $12.00 per share over 20 out of any 30 consecutive trading days, during the two-year period after Closing. Immediately following the Closing, CSR Holders are expected to include (i) former holders of Ordinary Shares that did not, in the case of holders of Public Shares, redeem their public shares at or prior to the consummation of the Business Combination, and in the case of holders of other Ordinary Shares that did not waive entitlement to CSRs in writing prior to the Closing and (ii) investors or other participants in certain Financing Transactions into which TRTL may enter prior to the Closing, if any such transactions materialize and are consummated prior to the Closing Date.

In addition to the Aggregate Common Share Consideration, Aggregate Preferred Share Consideration and Aggregate Options deliverable at the closing of the Business Combination (the “Closing”), One Energy stockholders as of the closing date (the “Closing Date”) of the Mergers (the “One Energy Stockholders”) will have the contingent right to receive up to 5,000,000 additional Pubco Common Shares (the “the Company Earnout Shares”) if the following conditions occur during the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date (the “Company Earnout Period”):

i.

if the volume weighted average trading price (“VWAP”) of Pubco Common Shares is greater than $12.50 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, 2,500,000 Pubco Common Shares shall be issued to the One Energy Stockholders; and

ii.

if VWAP of Pubco Common Shares is greater than $15.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, 2,500,000 Pubco Common Shares shall be issued to the One Energy Stockholders.

Additionally, if, during the Company Earnout Period there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per share (as agreed in good faith by the Pubco Board) that is greater than or equal to the applicable VWAP in the triggering events specified above, any applicable Company Earnout Shares that have not previously been issued will be issued to the One Energy Stockholders.

Additionally, TRTL Sponsor has agreed, contingent upon the Closing, to subject 500,000 Pubco Common Shares to be issued to the Sponsor in the TRTL Merger (“Sponsor Earnout Shares”) to contingent forfeiture terms (the “Sponsor Earnout Terms”) during the two-year period commencing on the date immediately following the Closing Date and ending on and including the date of the two-year anniversary of the Closing Date (the “Sponsor Earnout Period”), unless the VWAP of Pubco Common Shares is equal to or greater than $12.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination within the Sponsor Earnout Period (the “Sponsor Triggering Event”). If, during the Sponsor Earnout Period, there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per Pubco Common Share (as agreed in good faith the Pubco Board, together with those individuals who are or were, prior to the Closing, both members of the Sponsor and officers of Pubco (as of the date of the Business Combination Agreement) and hold not less than a majority of the total number of Sponsor Earnout Shares as of the applicable determination date) that is greater than or equal to the VWAP for Pubco Common Shares in the Sponsor Trigger Event, any undistributed Sponsor Earnout Shares will cease to be subject to forfeiture.

Conditions to the Closing of the Business Combination

The Business Combination Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of TRTL and stockholders of One Energy; (ii) the applicable waiting period under the HSR Act relating to the Business Combination shall have expired or been terminated; (iii) no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination shall be in effect; (iv) the Registration Statement shall have been declared effective and no stop order shall have been issued by the SEC (v) TRTL having net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time; (vi) prior to the Closing, Pubco having amended and restated its certificate of incorporation in substantially the form of the Proposed Charter; and (vii) the Private Placement Warrants Termination Agreement shall have been obtained.

In addition, unless waived by One Energy, the obligations of One Energy to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by TRTL of customary certificates and other Closing deliverables: (i) the representations and warranties of TRTL being true and correct as of the date of the Business Combination Agreement and the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) TRTL and the Merger Subs (collectively, the “TRTL Parties”) having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing; (iii) the approval for listing on the NYSE of the Pubco Common Shares to be issued in connection with the transactions contemplated by the Business Combination Agreement (after giving effect to the Domestication); (iv) the consummation of the Domestication; (v) TRTL’s making all necessary arrangements to cause the trustee to release all of the funds contained in the Trust Account available to TRTL upon the Closing; and (vii) the execution and delivery of any of the Ancillary Documents to which TRTL, the Sponsor or any of their respective affiliates is a party.

Unless waived by TRTL, the obligations of TRTL Parties to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by One Energy of customary certificates and other Closing deliverables: (i) the representations and warranties of One Energy being true and correct as of the date of the Business Combination Agreement and the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) One Energy having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing; (iii) the absence of any Company Material Adverse Effect; (iv) certain of One Energy’s material contracts remaining in full force and effect and One Energy (or its subsidiaries) not having received any notice of any material breach or default under such contracts; (viii) the execution and delivery of any of the Ancillary Documents to which One Energy or any shareholder of One Energy is a party; (ix) evidence reasonably acceptable to TRTL that One Energy has converted, terminated, extinguished and cancelled in full any outstanding convertible securities and has consummated the Company Exchanges; and (x) delivery of payoff letters and any applicable lien and other financing statement terminations with respect to certain specified indebtedness; pursuant to which all such indebtedness and all liens with respect to One Energy arising under such indebtedness shall terminate.

Representations and Warranties

Under the Business Combination Agreement, the TRTL Parties made customary representations and warranties to One Energy relating to, among other things: organization and qualification; authority; consents and requisite governmental approvals; no violations; brokers; information supplied; capitalization; SEC filings; trust account; transactions with affiliates; litigation; compliance with applicable law; business activities; internal controls; listing; financial statements; no undisclosed liabilities; tax matters; compliance with international trade & anti-corruption laws; investigation; and no other representations.

Under the Business Combination Agreement, One Energy made customary representations and warranties to the TRTL Parties relating to, among other things: organization and qualification; capitalization; authority; financial statements; undisclosed liabilities; consents and requisite governmental approvals; no violations; permits; material contracts; absence of changes; litigation; compliance with applicable law; employee plans; environmental matters; intellectual property; labor matters; insurance; tax matters; brokers; real and personal property; transactions with affiliates; data privacy and security; customers and suppliers; compliance with international trade & anti-corruption laws; information supplied; investigation; and no other representations.

Material Adverse Effect

Many of the representations and warranties are qualified by materiality or Material Adverse Effect.

“Company Material Adverse Effect” as used in the Business Combination Agreement means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of One Energy or its subsidiaries, taken as a whole (the “Group Companies”), or (b) the ability of the One Energy to consummate the Company Merger in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any laws applicable to the Group Companies, (v) changes in the industries or markets in which any Group Company operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement and the ancillary documents, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (subject to certain exceptions), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) and clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“TRTL Material Adverse Effect” as used in the Business Combination Agreement means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the TRTL Parties, taken as a whole, or (b) the ability of any TRTL Party to consummate the Domestication or the TRTL Merger in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an TRTL Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any laws applicable to any TRTL Party, (v) the industries or markets in which any TRTL Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement and the ancillary documents, including the impact thereof on the relationships, contractual or otherwise, of any TRTL Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (subject to certain exceptions), (vii) any failure by any TRTL Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether an TRTL Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on TRTL Parties, taken as a whole, relative to other “SPACs”.

Survival of Representations, Warranties and Covenants

The representations, warranties, agreements and covenants in the Business Combination Agreement terminate at, and do not survive, the Closing, except for the covenants and agreements relevant to the Closing and any agreements or covenants which by their terms contemplate performance after the Closing.

Covenants

TRTL and One Energy have each made certain covenants to each other, as applicable, under the Business Combination Agreement, including, among others, covenants relating to: conduct of business of One Energy; efforts to consummate; litigation; confidentiality and access to information; public announcements; tax matters; exclusive dealing; preparation of registration statement/proxy statement; TRTL shareholder approval; merger sub shareholder approval; conduct of business of TRTL; NYSE listing; trust account; transaction support agreements; One Energy shareholder approval; private placement warrants termination agreement; TRTL indemnification and directors’ and officers’ insurance; One Energy indemnification and directors’ and officers’ insurance; post-closing directors and officers; PCAOB financials; FIRPTA Certificates; and Pubco incentive equity plan.

Termination

The Business Combination Agreement may be terminated and the transactions contemplated by it may be abandoned at any time prior to the Closing:

(a) by mutual written consent of TortoiseCorp III and the Company;

(b) by TRTL, if any of the representations or warranties of One Energy shall not be true and correct or if One Energy has failed to perform any covenant or agreement (including an obligation to consummate the Closing) such that certain conditions to Closing could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after delivery of written notice and (ii) the Termination Date; provided, however, that none of the TRTL Parties is then in breach of the Business Combination Agreement, subject to certain conditions;

(c) by One Energy , if any of the representations or warranties of TRTL Parties shall not be true and correct or if any TRTL Party has failed to perform any covenant or agreement (including an obligation to consummate the Closing) such that certain conditions to Closing could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after delivery of written notice and (ii) the Termination Date; provided, however, that One Energy is not then in breach of the Business Combination Agreement, subject to certain conditions;

(d) by either TRTL or One Energy, if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the later of (i) April 22, 2024 and (ii) the date that is the last date for TRTL to consummate it Business Combination in accordance with its Current Charter, as amended (such later date, the “Termination Date”), subject to certain exceptions;

(e) by either TRTL or One Energy, if any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and non appealable;

(f) by either TRTL or One Energy if the TRTL shareholders meeting has been held (including any adjournment or postponement thereof), has concluded, TRTL’s shareholders have duly voted and their approval of the Business Combination was not obtained; or

(g) by TRTL, if One Energy does not deliver, or cause to be delivered to TRTL certain transaction support agreements and shareholder written consents by their applicable deadlines.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each as defined in the Business Combination Agreement).

Trust Account Waiver

One Energy agreed that they and their representatives will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law

The Business Combination Agreement is governed by the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Act shall apply to the Domestication and any claims related to internal affairs of TRTL prior to the Domestication).

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement (the “Ancillary Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Sponsor Letter Agreement

In connection with the execution of the Original BCA, the Sponsor entered into the Original Sponsor Letter agreement (the “Original Sponsor Letter Agreement”) with TRTL and One Energy, pursuant to which the Sponsor and each of the TRTL shareholders party thereto agreed to (a) vote in favor of the Business Combination Agreement and the Transactions, (b) not transfer their TRTL Shares during the period between the signing of the Business Combination Agreement and the Closing, and (c) waive any adjustment to the conversion ratio set forth in the governing documents of TRTL or any other anti-dilution or similar protection with respect to their TRTL Shares.

Subsequently, the Sponsor entered into the Amended & Restated Sponsor Letter Agreement dated as of May 13, 2024 (the “Sponsor Letter Agreement”), with Pubco, TRTL, One Energy and certain holders of Class B Ordinary Shares (“Class B Holders”, excluding the Anchor Investors), which amends, restates and replaces the Original Sponsor Letter Agreement and pursuant to which, among other things, the Class B Holders agreed to (a) vote their shares in favor of the proposed Business Combination and not transfer any such shares while Sponsor Letter Agreement remains in effect, subject to certain limited exceptions, as such Class B Holders had previously agreed under the Insider Letter Agreement entered into at the time of the IPO, and (b) waive any adjustment to the conversion ratio set forth in TRTL’s governing documents and other anti-dilution or similar protection with respect to the Class B Ordinary Shares held by them in connection with the consummation of the proposed Business Combination and (c) be bound by certain terms of the Business Combination Agreement. Additionally, (i) Pubco, which was not a party to the Original Sponsor Letter Agreement, became a party to the agreement, and (ii) the Class B Holders, agreed, together with TRTL and Pubco, solely for the limited purposes of applicable provisions, that, effective as of the date of the Closing Date, the original lock-up terms applicable to the Sponsor and each other party set forth in the Insider Letter Agreement would be extended to the Revised Lock- Up Terms except in the case of (1) certain permitted transfers described in the Sponsor Letter Agreement and (2) the Sponsor Lender Shares transferable to the Sponsor Lenders at Closing pursuant to the Sponsor Loan and Transfer Agreements (which lock-up release was among the material benefits offered to the Sponsor Lenders in consideration for the loans made by them to the Sponsor for the benefit of TRTL ((with the April Subscription Investor also being provided the benefit of not having the Pubco shares issuable to such investor at the Closing pursuant to the April Subscription Agreement being subjected to lock-up restrictions as consideration for such investor’s contribution of funds to the Sponsor, for the benefit of TRTL, pursuant to the April Subscription Agreement)), in all events and cases (except as described above with respect to the Sponsor Lenders) without additional consideration being offered or paid to any party to the Sponsor Letter Agreement.

Stockholder Support Agreement

In connection with the execution of the Original BCA, Jereme Kent, CAS Ohio LLC and RES Ohio LLC (collectively, the “Supporting Company Stockholders”) entered into a transaction support agreement (the

“Original Support Agreement”), pursuant to which, among other things, each such Supporting Company Stockholder agreed to, (a) support and vote in favor of the Original BCA and the ancillary documents to which One Energy is or will be a party and the Business Combination, (b) not transfer their One Energy shares during the Interim Period prior to the Closing, and (c) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing.

On May 13, 2024, the Supporting Company Stockholders, along with TRTL, One Energy and Pubco, entered into an Amended and Restated Stockholder Support Agreement (the “Stockholder Support Agreement”) which supersedes the Original Support Agreement and pursuant to which, among other things, each such Supporting Company Stockholder agreed to, (a) support and vote in favor of the Business Combination Agreement and the ancillary documents to which One Energy is or will be a party and the Business Combination, (b) not transfer their One Energy shares during the Interim Period prior to the Closing, and (c) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing.

Lock-Up Agreements

At or prior to the Closing, (i) certain pre-Closing One Energy Stockholders, (ii) the board members of Pubco, and (iii) Jereme Kent (each a “Locked-Up Party”) shall enter into lock up agreements (each such agreement, a “Lock-Up Agreement”) with Pubco in substantially the same form except for variations in the lock-up period (the “Lock-Up Period”) for each category of the Locked-Up Party. Pursuant to the Lock-Up Agreements, (A) Pubco Common Shares held by such Locked-Up Party immediately following the Closing, other than any shares purchased pursuant to a subscription agreement, and (B) any Pubco Common Shares issued to such Locked-Up Party upon the exercise of any Assumed Options held by such party, if any (the “Lock-Up Shares”), will be subject to certain transfer restrictions, with certain customary exceptions. Pursuant to the Lock-Up Agreement,

(iii)	the Lock-Up Period for certain pre-Closing One Energy Stockholders, will be twelve months after the Closing;

(iv)	the Lock-Up Period for the board members of Pubco, will be twenty-four months after the Closing; and

(iii)	the Lock-Up Period for Jereme Kent, will be thirty-six months after the Closing.

Registration Rights Agreement

Prior to the Closing, Pubco, the Sponsor and certain One Energy stockholders will enter into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Sponsor and certain other shareholders of TRTL and certain One Energy stockholders shall have registration rights that will obligate Pubco to register for resale under the Securities Act all or any portion of the (i) Pubco Common Shares issued to the One Energy stockholders as Transaction Consideration Shares, (ii) the Pubco Common Share held by the Sponsor and other legacy shareholders of TRTL, (iii) the Pubco Common Shares issued upon conversion of the shares of TRTL Class B Common Stock in connection with the TRTL Merger, and (iv) the Pubco Common Shares issuable upon exercise of all warrants held by the TRTL shareholders (together with any capital shares or other securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”). Pursuant to the Registration Rights Agreement, among other things, Pubco shall prepare and file a shelf resale registration statement with respect to the registrable securities under the Registration Rights Agreement no later than 60 calendar days prior to the expiration of the applicable post-Closing lock-up period. TRTL shareholders who hold a majority in interest of the Registrable Securities held by the legacy TRTL shareholders or One Energy stockholders who hold a majority in interest of the Registrable securities held by the legacy One Energy stockholders, will be entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities. Subject to certain exceptions, if any time after the Closing, Pubco proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, Pubco shall give notice to the TRTL shareholders holding Registrable Securities and the One Energy stockholders holding Registrable Securities, as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs. In addition, subject to certain exceptions, the TRTL shareholders and the One Energy stockholders holding Registrable Securities will be entitled under the Registration Rights Agreement to request in writing that Pubco register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. Under the Registration Rights Agreement, Pubco will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify Pubco and certain persons or entities related to Pubco, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

The foregoing descriptions of the Related Agreements are qualified in their entirety by reference to the full text of the respective forms of the Related Agreements, copies of which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Transaction Financing

During the Interim Period, TRTL may, but shall not be required to, enter into financing agreements (any such agreements, the “Financing Agreements” and the financing contemplated by such Financing Agreements, the “Transaction Financing”) on such terms as TRTL and One Energy shall agree (such agreement not to be unreasonably withheld, conditioned or delayed), which may include non-redemption agreements from existing Public Shareholders and backstop agreements and private placement subscription agreements (whether for equity or debt) with any investors. TRTL and One Energy will use their commercially reasonable efforts to consummate the Transaction Financing in accordance with the Financing Agreements.

Interests of TRTL’s Directors and Officers and Others in the Business Combination

In considering the recommendation of TRTL Board to vote in favor of the Business Combination, Public Shareholders should be aware that TRTL’s Insiders have interests in the Business Combination that are different from, or in addition to, those of TRTL’s other shareholders generally. TRTL’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to TRTL’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

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the fact that the Sponsor originally purchased 8,625,000 Founder Shares (1,650,000 of which were transferred to Anchor Investors and 1,016,000 of which will be transferred to Sponsor Lenders, excluding April Subscription Investor) from TRTL for an aggregate price of $25,000, which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of the Class A Ordinary Shares on May 1, 2024, which was $10.84, would have an aggregate value of approximately $93.49 million as of the same date. If TRTL does not consummate the Business Combination or another initial business combination by October 22, 2024 (unless such date is further extended by TRTL shareholders), and TRTL is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the TRTL Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

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the fact that the 6,933,333 Private Placement Warrants (including the Hennessy Warrants which will be forfeited upon the Closing) originally purchased for $1.50, which warrants will be worthless if a Business Combination is not consummated (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the Private Placement Warrants held by TEB and HCGP is estimated to be approximately $0.84 million, assuming the per warrant value of the Private Placement Warrants is the same as the $0.1205 closing price of the Public Warrants on the NYSE on May 1, 2024);

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Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company (“HCGP”), a member of the Sponsor and an affiliate of TRTL Board member Thomas Hennessey, was issued a promissory note (the “HCGP Note”) in the principal amount of up to $1,000,000 in connection with advances HCGP may make in the future to TRTL for working capital expenses. The HCGP Note bears no interest and is repayable in full upon the earlier of (i) the date on which TRTL consummates its initial business combination and (ii) the date that the winding up of TRTL is effective. At the election of HCGP, all or a portion of the unpaid principal amount of the HCGP Note may be converted into warrants of TRTL at a price of $1.50 per warrant (the “Conversion Warrants”). The Conversion Warrants and their underlying securities are entitled to the registration rights set forth in the HCGP Note. If the Business Combination or another initial business combination is not consummated, the HCGP Note may not be repaid and may not be able to be converted into warrants, pursuant to its terms. As of May 1, 2024, an aggregate of $380,000 was outstanding under the HCGP Note;

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the fact that TRTL issued the Extension Note to the Sponsor. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid pursuant to its terms;

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the fact that HCGP and One Energy entered into the Hennessy-OE Side Letter, pursuant to which One Energy agreed to bear responsibility for all expenses of TRTL associated with the proposed Business Combination through the Closing, which reimbursement may make HCGP incentivized to complete a business combination with a less favorable target or on terms less favorable to TRTL shareholders rather than liquidating TRTL;

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the fact that TRTL’s Insiders have waived their right to redeem their Founder Shares and any other Ordinary Shares held by them, or to receive distributions from the Trust Account with respect to the Founder Shares upon TRTL’s liquidation if TRTL is unable to consummate its initial business combination;

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the fact that unless TRTL consummates an initial business combination, its directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account). As of May 1, 2024, no directors or officers of TRTL have incurred any expenses for which they expect to be reimbursed at the Closing;

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the fact that Tortoise Capital Advisors, L.L.C, an affiliate of TRTL (the “TRTL Investor”) made a $9 million investment in One Energy to purchase 20,115 shares of series A preferred stock of One Energy on April 12, 2023, prior to the execution of the Business Combination Agreement and an employee of the TRTL Investor had been appointed as an observer to One Energy’s board of directors in connection with such investment; and

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the anticipated election of Thomas Hennessey, director of TRTL, and     ,   of TRTL, as directors of Pubco after the consummation of the Business Combination. As such, in the future, such directors will receive any cash fees, stock options or stock awards that the Pubco Board determines to pay to such directors.

In addition to the interests of TRTL’s Insiders in the Business Combination, TRTL shareholders should be aware that the following have financial interests that may be different from, or in addition to, the interests of TRTL shareholders: (i) Cantor and (ii) CCM, in its capacity as One Energy’s financial advisor in connection with the potential Business

Combination and capital markets advisor and lead or joint lead placement agent with respect to a private placement of securities in connection with a business combination with a special purpose acquisition company pursuant to the CCM Engagement Letter, including that:

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the fact that, pursuant to the underwriting agreement (the “Underwriting Agreement”) entered into by TRTL and the IPO Underwriters in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to $2,113,125, will be payable to Cantor (the “Cantor Transaction Fee”), $200,000 of which is expected to be paid at the Closing to Northland in accordance with the terms of Northland CMA, and approximately $328,281 of which is expected to be paid at the Closing to Seaport pursuant to the terms of Seaport CMA. Accordingly, Cantor has an interest in TRTL completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Cantor will not receive the Cantor Transaction Fee. Cantor currently hasn’t notified TRTL or given any other indication that it will cease involvement in the transaction, such that the Cantor Transaction Fee owed to Cantor, unless modified or waived prior such date, will come due at the Closing.

•	Pursuant to the CCM Engagement Letter, upon consummation of the proposed Business Combination, CCM will be entitled to the following compensation (collectively, the “CCM Advisory Fees”):

(1)	3.0% of the funds not redeemed from the Trust Account in connection with the Business Combination;

(2)

5.0% of any other cash funds available at the Closing of the Business Combination, including, but not limited to, the gross proceeds raised from investors in connection with a private placement of securities in connection with a business combination; and

(3)	1.5% of all funds, if any, that are committed and available (but have not funded) at the Closing, including, but not limited to, forward purchase agreements and equity lines of credit.

Pursuant to the CCM Engagement Letter, in no event will the CCM Advisory Fees be less than $2,000,000 if the Business Combination is consummated. Accordingly, CCM has an interest in TRTL completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, CCM will not receive the CCM Advisory Fees.

Exchange Listing

The TRTL Units (each consisting of one Ordinary Share and one-fourth of one redeemable warrant), Class A Ordinary Shares, and warrants (each whole warrant entitling the holder thereof to purchase one Ordinary Share) are currently traded on NYSE under the symbols “TRTL.U”, “TRTL” and “TRTL WS,” respectively. Following the Closing, the TRTL Units, Class A Ordinary Shares and Public Warrants will no longer trade. Pubco will apply for listing, to be effective upon the Closing, of the Pubco Common Shares and Pubco Warrants on the NYSE under the symbols “ONE” and “ONE WS,” respectively. There is no assurance that Pubco will be able to satisfy the NYSE listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units traded following the consummation of the Business Combination.

Background of the Business Combination

TortoiseEcofin Acquisition Corp. III (“TRTL”) is a blank check company incorporated as a Cayman Islands exempted company on February 3, 2021, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to throughout this proxy statement/prospectus as our initial business combination. Prior to entering into the Business Combination Agreement, TRTL conducted a thorough search for a business combination target, drawing upon the networks of relationships of its management team, the members of the TRTL Board and input from the Sponsor and its affiliates. Prior to consummating its IPO on July 22, 2021, neither TRTL, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a proposed business combination transaction between TRTL and One Energy. The terms of the proposed Business Combination with One Energy are the result of arm’s-length negotiations between representatives of TRTL and One Energy. The following is a description of the background of these negotiations and the resulting proposed Business Combination.

During its search process, TRTL formally evaluated approximately 150 business combination opportunities. Most of these targets had operations concentrated in the United States and generally involved energy and infrastructure, power or renewables, energy transition and clean energy sector companies. During TRTL’s search for a business combination target, TRTL management kept members of the TRTL Board apprised of the details of such business combination opportunities, including overviews of the businesses, their target sectors and the material discussions with such businesses and the status thereof.

With respect to the companies it evaluated, TRTL executed non-disclosure agreements with 47 potential target businesses and engaged in substantive discussions with advisors, management, significant stockholders and/or other representatives of such businesses. For the potential business combination opportunities that were deemed to warrant significant interest, TRTL management carried out diligence efforts, including by receiving presentations from and holding discussions with management teams, evaluating management experience and engaging in readiness discussions, and assessing these target companies’ financial condition and growth prospects within their respective industries and markets. TRTL, in the course of its search and evaluation process, distributed or exchanged initial draft letters of intent with four (4) potential business combination targets (including One Energy) and ultimately entered into three letters of intent (inclusive of the letter of intent with One Energy) with potential target companies.

Description of Negotiation Process with Candidates other than One Energy.

Below is a summary of targets other than One Energy that were considered to merit significant attention by TRTL and the reasons why TRL did not proceed with these candidates.

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Target A: For a period of approximately five months commencing in the fourth quarter of 2021, TRTL carried out due diligence and engaged in discussions with Target A, a consumer electronics company located in Israel that was developing short-range power transmission technology with potential applicability to EV charging and consumer electronics. After extensive discussions and negotiations of potential transaction terms, in April 2022, TRTL determined to discontinue such discussions due to differences in the parties’ expectations regarding valuation and timeline for a prospective business combination transaction.

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Target B: Commencing in the fall of 2022, TRTL carried out due diligence and engaged in discussions with Target B, a natural crop nutrition and fertilizer company located in the western United States. After extensive discussions and negotiations of potential transaction terms, in February 2023, TRTL determined to discontinue pursuit of a potential business combination with Target B due to a desire, following initial diligence, to focus on later-stage, other-industry opportunities.

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Target C: TRTL and Target C, a North American small modular reactor company, began discussing the possibility of engaging in a business combination transaction during early Spring 2023. Following execution of an NDA, TRTL conducted various aspects of diligence and engaged in preliminary discussions regarding the terms and timeline for a potential business combination with Target C; ultimately, TRTL determined to discontinue such discussions due to concerns regarding public company readiness and the timeline to complete a prospective business combination with Target C.

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Other Potential Targets: Between its IPO and TRTL’s entry into a letter of intent with One Energy containing binding exclusivity terms, TRTL also carried out extensive due diligence processes and held numerous discussions with respect to nine other Targets (excluding One Energy and Targets A, B and C, described above) engaged in various industries and subsectors including, but not limited to, power generation and distribution, energy storage, renewable energy generation, clean aviation, renewable energy component manufacturing and distribution and carbon sequestration and capture, but TRTL’s interests, ultimately, in such other Targets was not sufficient for TRTL to proceed to distribute or enter into letters of intent or similar agreements with such other Targets.

Description of Initial Negotiations between TRTL and One Energy.

During the fourth calendar quarter of 2021, Vince Cubbage, TRTL’s Chief Executive Officer and the Chairman of the TRTL Board, became acquainted with Jereme Kent, One Energy’s founder and Chief Executive Officer through several channels, including a virtual industry event and a telephonic meeting held in November 2021. Thereafter, during early 2022, Mr. Cubbage contacted Mr. Kent to discuss One Energy’s business specifically and gauge interest in the possibility of One Energy engaging with TRTL in a business combination transaction. Thereafter, on October 20, 2022, Mr. Kent followed up on prior communication with Mr. Cubbage offering to provide TRTL with updates regarding One Energy’s business, following which TRTL and One Energy proceeded to enter into a non-disclosure agreement, dated October 22, 2022. Following execution of such non-disclosure agreement, Mr. Kent sent Mr. Cubbage certain preliminary material describing One Energy’s business and growth plans, which Mr. Cubbage shared with other members of TRTL management.

On October 24, 2022, One Energy granted TRTL management access to a virtual data room (“VDR”) with more detailed One Energy information for TRTL and its advisors and consultants to carry out initial due diligence regarding One Energy. During the subsequent period, TRTL management, including Mr. Cubbage and Stephen Pang (TRTL’s Chief Financial Officer, who also served as a member of the TRTL Board until the HCGP Investment Transaction consummated in July 2023, as further described below), Steven Schnitzer (until Mr. Schnitzer resigned as the Vice President, General Counsel and Secretary of TRTL in connection with the HCGP Investment Transaction), Darrell Brock, Jr. (TRTL’s Vice President of Business Development until his resignation as an officer of TRTL), and Evan Zimmer (TRTL’s Vice President of Finance, until his resignation as an officer of TRTL), together with advisors engaged by TRTL over the ensuing weeks and months, carried out initial business due diligence regarding One Energy. Members of TRTL management identified below and also participated in a series of telephonic and virtual meetings with One Energy management including Mr. Kent and Katie Treadway, Esq., Senior Vice President, Head of Regulatory Affairs and General Counsel, Jessica Grosso, Senior Vice President and Head of Project Planning, and Chelsea Bumb, Senior Vice President and Head of Construction, in order for One Energy management to provide a business overview and provide more detailed introductory information about One Energy’s current projects and long-term customer contracts, project pipeline, historical financial and operational results and management forecasts incorporated in One Energy’s business plans. Such calls and meetings took place, among other dates, on October 26, 2022, October 28, 2022, October 31, 2022, and November 1, 2022, and covered matters which included, among others, One Energy’s current and anticipated capital requirements, spending, sales and inventory, regulatory matters, including permitting, and market outlook. During this period, and wholly unrelated to such meetings, William J. Clinton resigned from the TRTL Board to focus on other opportunities, and Greg A. Walker joined the TRTL Board.

On November 11, 2022, One Energy gave a virtual management presentation to Messrs. Pang, Zimmer, Brock and Schnitzer covering topics which included a market overview describing the challenges industrial customers face relative to the outmoded U.S. power grid, management estimates of the scale and One Energy management’s views regarding the potential addressable market for One Power, One Energy’s vertically-integrated business model and goals in pursuing a prospective go-public transaction, updates regarding current and prospective projects, management views of One Energy’s plans and value propositions across various elements of One Energy’s business, management forecasts and expectations relative to One Energy’s long-term customer contracts and the creditworthiness of One Energy’s business partners and possible financing transactions in which the parties might engage in the event that TRTL and One Energy were to pursue a possible business combination transaction. Following the presentation, TRTL and One Energy scheduled a site visit for the subsequent week at One Energy’s headquarters.

Between November 15, 2022, and November 16, 2022, Messrs. Pang, Zimmer and Schnitzer visited One Energy’s headquarters in Findlay, Ohio. During the site visit, One Energy management provided the representatives of TRTL further information regarding One Energy’s projects and its project evaluation and customer screening processes, showcased One Energy’s pipeline tracking processes and discussed with TRTL One Energy’s near and longer-term capital needs and goals with respect to a prospective business combination transaction with a special purpose acquisition company (“SPAC”). Following the site visit, a telephonic meeting took place on November 18, 2022, between Mr. Cubbage of TRTL and Mr. Kent of One Energy; separately, Messrs. Pang, Zimmer and Schnitzer, who participated in the One Energy site visit, also provided their impressions of the site visit and the information provided by One Energy during such meetings to Mr. Cubbage of TRTL. Between November 21, 2022, and November 28, 2022, telephonic and virtual meetings between Messrs. Cubbage and Pang of TRTL, on the one hand, and Mr. Kent and Mr. Don Templin, a member of OE’s board of directors (the “OE Board”) took place to discuss, among other matters, general information regarding SPACs and so-called “de-SPAC” transactions, including recent redemption levels by public shareholders of other SPACs, and the respective parties’ views of potential transaction timelines and other considerations. Messrs. Cubbage and Pang also discussed with Mr. Kent various possibilities for scaling One Energy’s business during a telephonic meeting held on November 28, 2022, during which Mr. Kent described to Messrs. Cubbage and Pang TRTL a variety of potential geographic expansion opportunities, as well as the possibility of expanding One Energy’s solar business capabilities and other future opportunities that One Energy management believed might be accretive to One Power’s business over time. The meeting participants also discussed “public company readiness” and what steps One Power might need or want to take in preparation for becoming a public company, if the parties determined to proceed to engage in a potential business combination transaction.

During 2022, One Energy was also discussing the possibility of engaging in an initial business combination with other SPACs. Between October 12, 2022, and late November 2022, One Energy had entered into a letter of intent with a SPAC other than TRTL. On December 5, 2022, Mr. Kent informed Mr. Cubbage that such letter of intent had been terminated.

During early to mid-December 2022, TRTL and One Energy continued to communicate over e-mail and One Energy provided supplemental diligence information to TRTL management. Additionally, on December 19, 2022, Messrs. Cubbage and Kent met in person in New York, New York, to discuss market conditions, financing for SPAC transactions generally and other matters. Mr. Cubbage advised Mr. Kent, however, that TRTL, at this stage, was evaluating, with the intention of pursuing, a potential business combination with another company; accordingly, discussions at this time were limited to market conditions, broad energy sector trends and other matters unrelated to the possibility of One Energy engaging in a business combination with TRTL. TRTL continued to evaluate other potential business combinations through early 2023, though the TRTL Board and TRTL also continued evaluating a possible initial business combination with One Energy, which Messrs. Cubbage and Pang, representing TRTL, discussed sporadically with One Energy during this period.

During this time period, on February 10, 2023, Mr. Pang, on behalf of TRTL, sent Mr. Kent of One Energy a draft letter of intent, consisting of a binding letter agreement and a non-binding terms sheet containing an indicative overview of principal proposed transaction terms (the “First LOI”), should the parties determine to resume more active discussions of a potential business combination transaction. This draft of the First LOI informed continued discussions between the parties but was not executed at this time, as One Energy was actively discussing a potential business combination transaction with a different SPAC.

During a brief period toward the end of the first quarter of 2023, for example, TRTL management and One Energy management discussed and outlined potential key transaction terms, if the parties were to actively pursue a business combination transaction together, with input from CCM, whom One Energy had engaged as its financial advisor, capital markets advisor and lead or joint lead placement agent with respect to a private placement of One Energy securities in connection with a SPAC transaction pursuant to the CCM Engagement Letter dated March 7, 2023. As some of the prospective business combination terms that One Energy and its advisors raised to TRTL during this period, such as a mandatory pre-definitive agreement investor outreach process and a contingent stock right structure involving TRTL shares, that were not acceptable to TRTL, TRTL continued to explore and evaluate other business combination opportunities during the late winter, into early spring 2023. During this period, One Energy management continued to share business updates and various materials regarding One Power’s prospective growth plans and opportunities with TRTL, through Messrs. Cubbage and Kent.

During this time period, on March 2, 2023, One Energy entered into a letter of intent with a SPAC other than TRTL and discussions between TRTL and One Energy were therefore temporarily suspended until that letter of intent was terminated on April 12, 2023. Between such dates, during March 2023, Ecofin Sustainable and Social Impact Term Fund (the “TEAF Investor”), which was then an affiliate of TRTL, discussed and consummated an investment in One Energy (the “TEAF Investment”). The investment was for an aggregate amount of $9 million for shares of Series A Preferred stock of One Energy. In connection with the TEAF Investment, the TEAF Investor appointed an observer to the One Energy Board.

After the TEAF Investment was consummated, the aforementioned letter of intent between One Energy and a SPAC other than TRTL was terminated for reasons unrelated to TRTL. The parties, through Mr. Kent, on behalf of One Energy, and Mr. Cubbage, on behalf of TRTL, subsequently resumed active discussions of the terms of a potential business combination transaction based on the terms set forth in the First LOI, which was ultimately executed by both parties on April 26, 2023 (though, as further described below, the First LOI was subsequently terminated by TRTL, in view of certain events relating to the Sponsor, as a result of which events TRTL and the Sponsor ultimately engaged in the transactions referred to in this section as the “HCGP Sponsor Investment Transaction,” as further described below. As also further described below, in July 2023, in connection with such events and the HCGP Sponsor Investment Transaction, TRTL and One Energy entered into a second letter of intent (“Second LOI”), also consisting of a binding letter agreement and non-binding term sheet, as further described below, the terms of which are described in more detail later in this section).

The terms of the First LOI initially proposed by TRTL included, among other things,

(i) A mutual exclusivity period lasting until the earliest to occur of execution of a definitive transaction agreement, termination of negotiations, or the later of 60 days from the date the First LOI was signed and the date when One Energy delivered PCAOB audited financial statements (the parties subsequently agreed to include in the First LOI limited exclusivity carve-outs permitting One Energy to pursue certain potential interim financing transactions, , and issue debt, equity and tax equity at project and fleet subsidiary levels, and an ability on the part of TRTL to discuss, but not engage in substantive negotiations regarding, potential alternative initial business combination transactions, and also agreed that the exclusivity term would extend until June 26, 2023, if not earlier terminated or unless the parties had entered into a definitive transaction agreement prior to such date);

(ii) Transaction consideration to One Energy holders would consist of newly issued TRTL shares, valued at $10.00 per share (the aggregate amount of transaction consideration was left open in the initial draft of the First LOI but the parties subsequently agreed that the transaction consideration to One Energy security holders on a fully-diluted basis would be determined, subject to due diligence, based on a $300 million pre-money, pre-Business Combination equity value of One Energy);

(iii) No earnout (the contingent issuance by Pubco of up to $50 million of additional TRTL shares, valued at $10.00 per share, upon satisfaction of certain trading price-based targets during a three-year post-closing earnout period was subsequently agreed by the parties and added to the First LOI);

(iv) A provision stating that, following execution of a definitive transaction agreement, the parties would cooperate in approaching prospective investors regarding a potential private investment into public equity (“PIPE”) on terms acceptable to TRTL and One Energy;

(v) An agreement that certain Pubco shares otherwise deliverable to One Energy’s founder and CEO, Jereme Kent, and 10% of the total number of TRTL Class B Ordinary Shares held by the Sponsor, would become “Contingent Shares” available, under certain circumstances, for distribution to a combination of non-redeeming TRTL Public Shareholders and potential PIPE investors, if any, or otherwise be distributed to Mr. Kent or to the Sponsor, respectively (the parties subsequently agreed to retain a Contingent Stock Rights structure with respect to certain shares issuable to Mr. Kent in the proposed Business Combination and increased the number of Founder Shares held by the Sponsor that would be subjected, post-Closing, to contingent distribution/release terms to 33% of the total number of Founder Shares held by the Sponsor); and

(vi) A three-year lock-up period with respect to Mr. Kent’s Pubco shares (subject to certain limited exceptions) and a staged lock-up period for Founder Shares held by the Sponsor, subject to staggered early release upon achievement of certain trading price-based thresholds (the parties subsequently agreed to a two-year lock-up period applicable to Founder Shares, subject to early release upon a change of control with respect to the Sponsor and with all locked up shares subject to early release upon achievement of certain trading price-based targets).

Due Diligence; Negotiations of the Original Business Combination and Other Events

Between the date when the parties entered into the First LOI and the date as of which they entered into the Original BCA, TRTL and One Power engaged in numerous discussions and negotiations related to the terms of the potential Business Combination and TRTL engaged in due diligence, with support from its advisors, regarding One Power, as further described below.

In late April 2023, Messrs. Cubbage, Pang and Schnitzer of TRTL carried out initial meetings with Kirkland & Ellis LLP (“Kirkland”), culminating in TRTL’s engaging Kirkland to serve as TRTL’s legal advisor with respect to the proposed Business Combination with One Power. Thereafter, representatives of Kirkland were provided access to the One Power VDR and proceeded to engage in legal due diligence review, including, reviewing the materials about One Power contained in the VDR and participating in numerous telephonic and video calls and meetings with representatives of the One Power, TRTL and others, as further described below.

Additionally, after evaluating the industry reputation and transactional experiences of several prospective tax diligence providers, TRTL determined to engage Withum Smith + Brown, PC to provide certain tax due diligence services regarding One Energy.

TRTL management also, throughout the period prior to the parties’ execution of the Original Business Combination Agreement, continued its diligence efforts regarding One Energy, keeping the TRTL Board informed of the status and findings in its review. Among the materials provided by One Energy to TRTL as part of the due diligence process were certain third-party technical diligence reports prepared by consultants engaged by One Energy pertaining to the renewable energy market generally, as well as the viability of digital substation technology for industrial customers.

Concurrent with the aforementioned due diligence efforts, TRTL considered several potential financial advisors to act as fairness opinion providers in connection with the potential Business Combination. Following such meetings and based on its qualifications and experience providing similar services in the context of other business combination transactions, on April 30, 2023, TRTL engaged Houlihan Capital to render an opinion as to whether, as of the date of such opinion, the Business Combination was fair from a financial point of view to TRTL’s unaffiliated security holders; Houlihan Capital also agreed to provide the TRTL Board with its assessment of the satisfaction by One Energy of the requirement that TRTL complete a business combination transaction with a company whose value at the time the definitive transaction agreement is signed is at least 80% of the funds contained in the Trust Account as of such date, as further described under the heading “Satisfaction of the 80% Test” below. Between April 2023 and the parties’ entry into the Original BCA (except during such period of time as advisors to TRTL were instructed to temporarily suspend work during the pendency of the HCGP Investment Transaction described further below), all of the then-members of TRTL management (Messrs. Cubbage, Pang, Schnitzer and Brock) and One Energy met numerous times via video conference and telephone with representatives of Houlihan Capital to discuss the proposed transaction. In addition, representatives of Houlihan Capital reviewed and analyzed documents and data provided in the VDR, as further described below.

Concurrently with the due diligence efforts by TRTL and its advisors, Nelson Mullins Riley & Scarborough LLP (“NMRS”), who had been engaged as One Energy’s legal advisors with respect to the proposed transaction, shared a draft of the Original BCA with TRTL on April 25, 2023, which draft was subsequently shared with Kirkland on May 1, 2023, for review and discussion. As further described below, Kirkland and TRTL shared a proposed revised draft of the Original BCA, together with an issues list for discussion between the parties, with One Energy and NMRS on May 9, 2023.

A “kick-off” call between TRTL management (Messrs. Cubbage, Pang, Schnitzer and Brock) and Kirkland, One Power and NMRS, together with representatives of CCM, One Power’s financial advisor, took place on May 1, 2023. During the subsequent days and weeks, including on May 5, 2023, May 9, 2023, May 12, 2023, May 15, 2023 and May 19, 2023, respectively, representatives of TRTL, Kirkland, One Power, NMRS and, frequently, CCM, engaged in further telephonic or video meetings to discuss topics reflected in the drafts of the Original BCA and draft Ancillary Agreements that were also shared, negotiated and discussed between the parties during this period. Among the issues discussed and terms reflected in the drafts of the Original BCA exchanged and discussed between the parties during this period were the CSR structure (following discussion of the potential tax treatment for holders of TRTL Class B Ordinary Shares, the parties agree to modify the CSR structure originally proposed by One Energy such that only shares otherwise deliverable to Mr. Kent would be delivered into the CSR Escrow Account at Closing); proposed adjustments to aggregate transaction consideration for One Energy indebtedness and the value of One Energy preferred shares outstanding immediately prior to the Closing, if any (the parties ultimately agreed that aggregate transaction consideration, as determined at Closing, would be subject to adjustment only for One Energy indebtedness, though the Original BCA also reflects the parties’ mutual agreement that One Energy not exceed agreed limits on additional debt or equity issuances prior to Closing); and certain TRTL termination rights in the event the proposed Business Combination could not be consummated within the timeline then-permitted by the Current Charter (the parties ultimately agreed to customary closing conditions which included a material adverse effect condition and the right of TRTL to terminate the transaction in the event that the TRTL Board were to change its recommendation regarding the proposed Business Combination).

During this same time period, Mr. Kent of One Energy shared with Messrs. Cubbage and Pang of TRTL a draft financial model and accompanying corporate information and the foregoing individuals participating in multiple calls to discuss, among other topics, estimated transaction expenses, One Energy debt and the prospective timeline for executing a Business Combination, announcing a transaction relative to other anticipated business activities of One Energy and the status of One Energy’s private placement of preferred shares. The parties and their advisors also continued to discuss, among other matters, due diligence (including lien searches, tax diligence, due diligence materials and other process items related to the fairness opinion process, and information to be made available to TRTL by energy consultants engaged by One Energy), One Energy’s management forecasts, the contents of a draft investor presentation, One Energy’s anticipated timing for completion of its PCAOB audit process and the parties’ respective roles and responsibilities relative to actions and tasks to be completed prior to execution of the Original BCA and announcement of the proposed Business Combination.

TRTL management, during the spring of 2023, kept the members of the TRTL Board apprised of the status of the proposed Business Combination with One Energy and, on May 15, 2023, the members of the TRTL Board invited TRTL management to join a TRTL Board meeting to review and discuss due diligence findings to date and the status of discussions and negotiations with One Power. All of the members of TRTL management team (Messrs. Cubbage, Pang, Brock and Schnitzer) joined such meeting, at which all of the members of the TRTL Board were also present.

On May 16, 2023, Kirkland led a legal due diligence session, attended by Messrs. Cubbage, Pang, Brock and Schnitzer of TRTL One Energy management (Mr. Kent and Ms. Treadway participated from One Energy) and NMRS to review a set of customary due diligence questions related to One Energy, its material customer agreements, then-current operations (including the status of certain project permits and licenses) and other matters.

On May 18, 2023, One Energy provided a proposed revised draft of the Original BCA.

On June 12, 2023, and June 13, 2023, Mr. Cubbage and Mr. Kent had telephonic discussions regarding outstanding diligence requests and materials to be provided in the VDR for review by TRTL and its advisors, as well as prospective financing transactions in connection with the proposed Business Combination. On June 14, 2023, Mr. Pang held a telephonic meeting with Mr. Kent to discuss, among other topics, the progress and status of on-going diligence regarding One Energy, including in relation to financial diligence, permitting and real estate matters, capital expenditure expectations regarding contracted projects, financial forecasts and assumptions and the Company’s plans with regard to Megawatt Hub/Managed HV projects and related prospective growth opportunities for One Power. Following such discussions, on June 15, 2023, Kirkland sent NMRS a supplemental due diligence request list identifying additional materials to be provided by One Energy for review by TRTL and its advisors.

TRTL and One Energy continued to engage in discussions, and TRTL management and advisors engaged by TRTL continued to engage in due diligence efforts until TRTL requested suspension of such efforts in connection with termination of the First LOI and other events and transactions described immediately below. On July 9, 2023, Kirkland delivered a draft legal due diligence report to TRTL reflecting the results of Kirkland’s legal due diligence review of information provided through such date by One Energy and accessed independently by representatives of Kirkland, which was shared with the members of the TRTL Board.

Hennessy Investment in TRTL Sponsor and Related Events and Transactions

From the date of its IPO, TRTL’s Sponsor, TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company, was owned jointly by TortoiseEcofin Borrower LLC, a Delaware limited liability company (“TEB”) and affiliate of TortoiseEcofin Investments, LLC, a Delaware limited liability company (together with its consolidated subsidiaries, including TEB, “Tortoise Ecofin”), and the officers and directors of TRTL (either directly or in some cases through family trusts). At the time of the IPO and until the HCGP Investment described below, TEB was the managing member of the Sponsor.

During the spring of 2023, TRTL was informed of the possibility that Tortoise Ecofin would not provide further working capital to TRTL to fund on-going fees and expenses of TRTL necessary to continue pursuing and consummating an initial business combination. As a result, toward the end of May 2023, TRTL was forced to consider the possibility that, without access to working capital, TRTL might be required to distribute the funds in the Trust Account to Public Shareholders and dissolve without consummating an initial business combination. Accordingly, on June 16, 2023, TRTL sent One Energy a notice terminating the First LOI, due to its lack of clarity regarding TRTL’s ability to pursue an initial business combination transaction. Delivery of such termination notice was followed by an in-person trip by Mr. Cubbage to Findlay, Ohio, during which Mr. Cubbage met Mr. Kent and Ms. Treadway to discuss, among other matters, termination of the First LOI, as well as observations regarding SPAC transactions and the state of capital markets generally. Concurrent with such developments, on July 16, 2023, the independent members of the TRTL Board, comprised of Juan J. Daboub, Mary Beth Mandanas and Greg A. Walker, resigned from the TRTL Board and TRTL instructed its advisors to suspend work on the proposed Business Combination with One Energy.

During the following days and weeks, Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company (“HCGP” or “Hennessy”) expressed interest, negotiated, and ultimately entered into a Securities Purchase Agreement, dated as of July 19, 2023, among HCGP, the Sponsor and TEB (the “HCGP SPA”) to purchase from TEB both Tortoise Ecofin’s interest in the Sponsor and a majority of the Private Placement Warrants held directly by TEB (the “Hennessy Warrants”) (such purchase and sale, together with transactions associated therewith, collectively, the “HCGP Investment Transaction”).

In conjunction with the HCGP Investment, among other things, HCGP agreed to fund certain working capital expenses of TRTL, in consideration for which TRTL issued the HCHP Note; Tortoise Capital assigned all of its rights and obligations under the Administrative Support Agreement to HCGP; and HCGP became party to the Insider Letter, TRTL Registration Rights Agreement and the Warrant Agreement. Contemporaneously with the HCGP Investment, Hennessy and One Energy also entered into a confidential side letter (the “Hennessy-OE Side Letter”) pursuant to which HCGP agreed, contingent upon consummation of the proposed Business Combination, to forfeit all of the Hennessy Warrants, and One Energy agreed to bear responsibility for all working capital expenses incurred by TRTL from the execution of the Business Combination Agreement through the Closing. Until the Original BCA was executed, however, the Hennessy-OE Side Letter was not shared with TRTL management or the TRTL Board, though Hennessy informed TRTL that it had agreed to forfeit the Hennessy Warrants, contingent upon the closing of the proposed Business Combination.

Once HCGP’s interest in pursuing an investment in the Sponsor (ultimately leading to the HCGP Investment) had been confirmed, TRTL resumed discussion of the potential Business Combination with One Energy and, on July 18, 2023, TRTL and One Energy entered into the Second LOI. Prior to entering into the Second LOI, TRTL ended its engagement with Kirkland as its legal counsel and engaged Ellenoff Grossman & Schole LLP (“EGS”) to represent TRTL with regard to the proposed Business Combination. In parallel with these developments, the Withdrawing Bankers provided TRTL with their written confirmations to waive their respective portions of the Deferred IPO UW Fees, as further described under the heading “Waivers of Deferred Underwriting Fees” below.

The Second LOI, like the First LOI, consisted of a binding exclusivity letter and a non-binding term sheet containing an overview of the principal terms and conditions of the proposed Business Combination. The terms of the Second LOI were similar, but not identical, to the First LOI and contained, among other things:

(i) A mutual exclusivity period lasting until the earliest to occur of execution of a definitive transaction agreement, termination of negotiations, or 30 days from the date that the Second LOI was signed and the date, if any, when TRTL delivered written notice of termination of negotiations of a prospective business combination transaction to One Energy, provided that the Second LOI contained limited exclusivity carve-outs permitting One Energy to pursue certain interim financing transactions, including the issuance of up to $25 million of preferred equity, convertible at the time of the closing of a potential business combination transaction with TRTL (the First LOI contained a similar carve-out from exclusivity terms permitted One Power to issue up to $15M of preferred equity, convertible at the time of consummation of a business combination transaction), with TRTL’s approval, not to be unreasonably withheld, and issue debt, equity and tax equity at project and fleet subsidiary levels, and an ability on the part of TRTL to discuss and enter into confidentiality agreements with and receive confidential information regarding, but not engage in substantive negotiations with, potential targets for alternative initial business combination transactions, in each case in accordance with the terms of the Second LOI) and also permitted TRTL to announce, on a no-names basis, the existence and execution of the Second LOI, in a press release prior to a TRTL shareholder meeting to present shareholders with a proposal to extend the timeline for TRTL to complete and initial business combination (which TRTL did; a copy of such press release was furnished as an exhibit to TRTL’s Current Report on Form 8-K filed with the SEC on July 20, 2023);

(ii) Transaction consideration to One Energy holders would consist of newly issued TRTL securities with the number of such securities to be determined based on an assumed pre-money equity value of One Power of $300 million on a fully diluted basis, with the final valuation of One Power to be determined upon completion of TRTL due diligence and with the number of TRTL shares issuable to One Energy stockholders to be based on an assumed value of $10.00 per share;

(iii) An earnout that would entitle historical shareholders of One Energy to a contingent issuance by the Pubco of up to $50 million additional Pubco shares, valued at $10.00 per share, upon satisfaction of certain trading price-based targets during a three-year post-closing earnout period;

(iv) Following execution of a definitive transaction agreement, the parties would cooperate in approaching prospective investors regarding a potential private investment in public equity (“PIPE”) by TRTL on terms acceptable to TRTL and One Energy (as of the date of this proxy statement/prospectus, no PIPE has been consummated);

(v) An agreement that, at Closing, certain transaction consideration shares otherwise deliverable to One Energy’s founder and CEO, Jereme Kent, would, be placed in escrow, subject to contingent future distribution based achievement of a post-closing trading price-based condition (the “Release Trigger”) during the two-year period after the Closing, to non-redeeming TRTL Public Shareholders and potential PIPE investors, if any, on the one hand, or, if such trading-price based condition is not satisfied during such period, be distributed to Mr. Kent; and

(vi) An agreement that 2.25 million combined company shares (representing 33% of the total number of combined company shares that would otherwise be held by the Sponsor at Closing) would, during the two-year period after the closing, be subjected to vesting and restrictive conditions and become vested and released to the Sponsor only upon satisfaction of the Release Trigger prior to the two-year anniversary of the closing date; and

(vii) A three-year lock-up period with respect to Mr. Kent’s transaction consideration shares (subject to certain limited exceptions) and a two-year lock-up period applicable to Founder Shares held by the Sponsor, subject to early release upon a post-closing change of control with respect to the Sponsor and with all locked up shares subject to early release upon achievement of a volume weighted average trading price-based target during the period commencing 120 days after the closing and prior to the second anniversary thereof (absent earlier release from such trading restrictions).

The valuation attributable to One Energy - $300 million pre-money equity value on a fully diluted basis, with the final valuation to be determined upon completion of due diligence – under the First LOI and the Second LOI reflected TRTL’s evaluation and review of the information about the business and prospects of One Power that had been provided by One Energy management through the dates of execution of such letters of intent, including information regarding certain public companies that One Energy management considered comparable, in certain respects, to One Power and its business, as further described under the heading “Guideline Public Company Analysis - Comparable Company Selection” below.

Contemporaneously with the HCGP Investment transactions, Mr. Pang resigned from the TRTL Board (but continues to serve as TRTL’s Chief Financial Officer); Thomas D. Hennessy, who is an affiliate of HGCP, as further described below, was appointed to the TRTL Board to fill the vacancy created by Mr. Pang’s resignation as a board member, and Steven Schnitzer resigned as the Vice President, General Counsel and Secretary of TRTL. Subsequently, on July 31, 2023, Jack Leeney, Andrew Lipsher and Matthew Schindel were appointed as independent members of the TRTL Board. Following the appointments of Messrs. Leeny, Lipsher, Schindel and Hennessy (collectively, the “Post-HCGP Investment Board Members”) to the TRTL Board, the Post-HCGP Investment Board Members were, over the course of a series of meetings and discussions with TRTL management and TRTL’s advisors, among others, briefed on the proposed terms and status of discussions with One Energy regarding a potential Business Combination and TRTL’s due diligence to date with regard to One Energy. As part of, and supplemental to, such meetings and discussions, which continued from July and into early August 2023, the Post-HCGP Investment Board Members, were provided, among other materials, copies of legal and business due diligence documents, including, without limitation, a copy of the draft Kirkland due diligence memorandum described above, and access to the VDR. They also participated in numerous meetings with TRTL management, Mr. Cubbage (the continuing board member and Chairman of the TRTL Board) and TRTL advisors, as well as meetings with One Energy management and NMRS.

Waivers of Deferred Underwriting Fees

Effective July 17, 2023, pursuant to certain resignation letters, three of the four IPO Underwriters, consisting of Barclays Capital Inc., Goldman Sachs & Co. LLC and Academy Securities, Inc. (collectively, the “Waiving Underwriters”), agreed to waive all rights to their respective portion of the Deferred Discount (as defined in the Underwriting Agreement between the IPO Underwriters and TRTL, dated July 19, 2021), which is approximately $9.96 million of the total $12.075 million of the Deferred Discount). Please see “Unaudited Pro Forma Combined Financial Information” for further information and the estimated transaction fees and expenses required to be paid in connection with the Business Combination. As is customary, although each of the Waiving Underwriters waived its entitlement to the respective portion of the Deferred Discount payable pursuant to the Underwriting Agreement, certain provisions of the Underwriting Agreement were not waived by the Waiving

Underwriters. In particular, the Waiving Underwriters did not waive their rights to indemnification under the Section 8 of Underwriting Agreement for any losses, claims, damages or liabilities, joint or several, or any action arising out of or based upon, any untrue statement or alleged untrue statement of a material fact contained in the filings and communications related to the TRTL IPO or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. As a result, if any claims, litigation, disputes or other legal proceedings are brought by third parties against any of the Waiving Underwriters in relation to its services provided under the Underwriting Agreement, then TRTL (and Pubco upon consummation of the Business Combination) may be liable the Waiving Underwriters for such losses and costs it reasonably incurs, subject to the limitations set forth in the Underwriting Agreement. In addition, the Underwriting Agreement contains a contribution provision in the event that the indemnity obligations are unavailable or insufficient to hold harmless an indemnified party.

Moreover, as of the date of this proxy statement/prospectus, neither TRTL nor One Energy is a party to any agreement that would require the payment of any fees to, or require the reimbursement of any expenses of, Waiving Underwriters, other than pursuant to the Underwriting Agreement, with respect to the Business Combination or any other transactions described herein.

Currently, there is no dispute between any of TRTL, One Energy, any of the Waiving Underwriters, or any of the combination of the foregoing with respect to the resignations described above. At no time prior to or after their respective resignations through the date of this filing did any of Waiving Underwriters advise TRTL or One Energy that any of them had any specific concerns regarding the Business Combination. None of the Waiving Underwriters prepared or provided any of the disclosures in this proxy statement/prospectus or any analysis underlying such disclosure or any other materials or work product that have been provided to TRTL shareholders; further, as of the date hereof, two of the three Waiving Underwriters have not informed TRTL or any other business combination party whether or not such Waiving Underwriters delivered notice of resignation to the Securities and Exchange Commission pursuant to Section 11(b)(1) under the Securities Act and the third Waiving Underwriter confirmed that it has not notified the Commission of its resignation.

The Waiving Underwriters had not been retained by TRTL, the Sponsor or One Energy in connection with the Business Combination, including with respect to identifying and evaluating business combination targets. The Waiving Underwriters waived their entitlement of their rights to the respective portion of the Deferred Discount, representing approximately $9.96 million in the aggregate, which would be owed upon completion of the Business Combination. Such fee waivers for services that have already been rendered by the Waiving Underwriters in connection with the TRTL IPO have become relatively common in business combinations with Special Purpose Acquisition Companies. As a result of Waiving Underwriters’ fee waivers, the transaction fees payable at the consummation of the Business Combination will be reduced by an aggregate of approximately $9.96 million relative to the amount of such expenses that would otherwise have been due but for these fee waivers. Each of the Waiving Underwriters received underwriting fees in connection with the TRTL IPO, and none of them has received or will receive any fees in connection with the Business Combination, notwithstanding the fact that their services have been largely complete and, as such, their fee waivers could be characterized as gratuitously waiving the right to be compensated upon completion of the Business Combination.

TRTL shareholders may believe that when financial institutions, such as Barclays, Goldman and Academy, are named in a proxy statement/prospectus, the involvement of such institutions typically presumes a level of due diligence and independent analysis on the part of such financial institutions and that the naming of one or more such financial institutions typically means that a financial institution has done a level of due diligence ordinarily associated with a professional engagement. None of the Waiving Underwriters speculated about the reasons behind the waiver of the deferred underwriting fee after performing substantially all the work to earn such fees, and neither TRTL nor One Energy speculated as to their motivations for resigning from their respective roles. None of the Waiving Underwriters communicated to TRTL or One Energy, and neither TRTL nor One Energy are aware, that the resignations were the result of any dispute or disagreement with TRTL or One Energy or other Waiving Underwriters, including any disagreement relating to the disclosure in this proxy statement/prospectus, the scope of their respective engagements under the Underwriting Agreement or any matters relating to TRTL’s or One Energy’s operations, prospects, policies, procedures or practices. While none of the Waiving Underwriters provided additional detail in their resignation letters to TRTL, TRTL shareholders should be aware that such resignations may indicate that none of the Waiving Underwriters is responsible for, or wants to be associated with, the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction. TRTL shareholders may be more likely to elect to redeem their shares as a result of such resignations and fee waivers, and the proceeds that One Power receives as a result of the Business Combination may be reduced as a result of such resignations and waivers.

None of the Waiving Underwriters were engaged by TRTL, the Sponsor or One Energy regarding the Business Combination. As none of the Waiving Underwriters were engaged outside of the Underwriting Agreement, TRTL did not rely on any of the Waiving Underwriters in the preparation, analysis and review of, nor did the Waiving Underwriters assist in the preparation, analysis or review of, the materials provided to TRTL management or the TRTL Board for use in its evaluation of the proposed transaction with One Energy and making its determination that the Business Combination is fair to and in the best interests of TRTL and its shareholders. Additionally, none of the Waiving Underwriters reviewed or commented on, or were involved in the preparation, analysis or review of, this proxy statement/prospectus (except to the limited extent that such Waiving Underwriters reviewed the disclosures in this proxy statement/prospectus pertaining specifically to Waiving Underwriters’ resignations) and the Waiving Underwriters have disclaimed any responsibility for any portion of this proxy statement/prospectus. As such, TRTL’s investors will not have the benefit of their independent review and investigation of the disclosures provided in this proxy statement/prospectus. Accordingly, TRTL shareholders should not place any reliance on the fact that the Waiving Underwriters were previously engaged by TRTL to serve as underwriters in the TRTL IPO, should not assume that the Waiving Underwriters are involved in this transaction, and no inference should be drawn to this effect.

We note that unaffiliated investors are subject to certain material risks as a result of One Energy going public through a merger with TRTL rather than through a traditional underwritten offering. See “Risk Factors—Risks Related to the Business Combination—There are risks to TRTL shareholders who are not affiliates of the Sponsor of becoming stockholders of One Power through the Business Combination rather than acquiring securities of One Energy directly in an underwritten public offering, including no independent due diligence review by an underwriter.”

TRTL does not believe that the resignations of the Waiving Underwriters will have any significant impact on the consummation of the Business Combination with One Energy other than reducing the amount of expenses associated with the proposed Business Combination and potentially adversely affecting investors’ perception of the proposed Business Combination.

Other than as set forth above, TRTL has not been advised by, nor is it aware of, any of its other advisors that such advisor has resigned from, or ceased or refused to act in, any capacity with respect to the proposed Business Combination or any other potential business combination.

Entry into Original Business Combination Agreement

On July 24, 2023, upon EGS’ engagement to serve as TRTL’s legal counsel with regard to the proposed Business Combination, representatives of EGS were provided access to the VDR. As confirmed with Kirkland, the TRTL Board was entitled to rely on the information and due diligence findings by Kirkland as set forth in the Kirkland diligence memorandum delivered to TRTL in July 2023, and TRTL instructed EGS (which was not entitled to rely on Kirkland’s findings and diligence memorandum) to focus its legal review on information added to the VDR by One Energy since the date of Kirkland’s legal diligence findings and draft report.

On July 31, 2023, NMRS and EGS held a meeting to discuss the most recent draft of the Original BCA that was exchanged between the parties prior to EGS’ engagement as TRTL’s counsel and the proposed next steps with regard thereto. On August 4, 2023, NMRS sent a revised draft of the Business Combination Agreement to NMRS, which included revisions to provisions regarding the earnout consideration to One Energy stockholders, contingent conditional forfeiture terms applicable to certain Sponsor shares after the Closing and interim transaction financing transactions by the parties.

Between July 31, 2023, and August 14, 2023, EGS and NMRS exchanged drafts and negotiated the terms of the Business Combination Agreement and Ancillary Documents. Meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. The terms negotiated between the parties, among others, included, the conditional Sponsor share forfeiture terms, the CSR terms, and the representations and warranties to be contained in the Original BCA. Over this period EGS provided updates to TRTL regarding its due diligence findings and requested additional information and clarification from NMRS and One Energy on certain due diligence items.

At the request of EGS, on August 4, 2023, One Energy made available a subfolder in the VDR to provide new information regarding One Energy since the date that the Kirkland due diligence report was delivered to TRTL in July 2023. One Energy continued to provide additional diligence documents to this subfolder between August 4, 2023, and August 14, 2023.

On August 6, 2023, EGS sent a revised draft of the Original BCA to NMRS, which included revisions to the provisions containing representations and warranties by One Energy, prospective financing transactions prior to the Closing Sponsor and the contingent forfeiture terms applicable to the Sponsor Earnout Shares.

On August 10, 2023, the members of the TRTL Board, including each of Messrs. Cubbage, Hennessy, Schindel, Leeney and Lipsher, met to consider and discuss, among other things, the status of the proposed Business Combination, which was provided to the TRTL Board by TRTL management (including Mr. Cubbage and Messrs. Pang and Zimmer, who were invited by the TRTL Board to join the meeting; representative of EGS were also present).

On August 13, 2023, the members of the TRTL Board, all of whom were present and participated except for Mr. Leeney, convened a meeting during which TRTL management (including Messrs. Cubbage and Messrs. Pang and Zimmer were invited to attend the meeting, as were representatives of EGS) presented to the TRTL Board a set of materials including, without limitation, a summary of the material terms of the proposed Business Combination set forth in the Original BCA, an overview of due diligence findings by TRTL’s legal counsel and other advisors, management’s overview of One Energy and its business, including the industrial energy customers One Energy serves currently and prospectively, its market positioning and growth plans, One Energy’s track record and long-term contracts and existing and prospective energy projects and certain forecasts, financial projections and a guideline company comparables-based analysis provided to TRTL by One Energy and prepared by One Energy management (which One Energy management forecasts, financial projections and guideline public company analyses are described in further detail below). The TRTL Board and TRTL management also discussed, during the same meeting, the status of review and analysis by the fairness opinion provider and the draft investor presentation prepared by One Energy, with input from its advisors. Before the meeting concluded, the TRTL Board discussed the rationale behind pursuing the proposed Business Combination with One Energy, as well as TRTL management’s updated expectations regarding transaction fees and expenses that may be incurred prior to consummation of the Business Combination.

On August 14, 2023, EGS and NMRS exchanged final drafts of the Original BCA, including certain schedules thereto, and certain Ancillary Documents.

On August 14, 2023, the TRTL Board convened a meeting at which each of the members of the TRTL Board were present, which was also attended by representatives of Houlihan Capital, the fairness opinion provider, and EGS, TRTL’s legal counsel, were also invited. At such meeting, Houlihan Capital presented its fairness opinion analysis and verbally rendered its opinion to the TRTL Board. Houlihan Capital concluded that

(i) the Business Combination was fair, from a financial point of view, to TRTL’s unaffiliated security holders and (ii) One Energy had an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account. EGS presented a summary of the proposed Business Combination, including, without limitation, the transaction structure, the consideration to be paid to equity holders of One Energy and related earnout provisions, the representations, warranties and covenants of the parties and conditions precedent to closing the Business Combination pursuant to the terms of the Original BCA and a description of the related Ancillary Documents. At the conclusion of the meeting, the TRTL Board unanimously approved the Original BCA and the transactions contemplated thereby, subject to the delivery of the final version of the fairness opinion from Houlihan Capital.

On August 14, 2023, Houlihan Capital delivered the final draft of its fairness opinion.

On August 14, 2023, the parties executed the Original BCA and the applicable Ancillary Agreements. TRTL and One Energy issued a joint press release announcing the transaction prior to the commencement of trading of TRTL securities on NYSE on August 15, 2023.

Between the date the parties entered into the Original BCA and February 14, 2024, which is the date the parties to the Original BCA, together with Pubco and newly-formed merger subsidiaries, entered into the Business Combination Agreement, TRTL, One Energy and their respective legal counsel continued to discuss certain topics related to the Ancillary Agreements to be entered into prior to the Closing, as well as certain mechanical aspects of the CSRs. The parties then collaborated in the preparation and review of the Business Combination Agreement, incorporating the outcome of such discussions, which the parties mutually agreed would amend, restate and replace the Original BCA. The Business Combination Agreement amends and restates the Original BCA to (i) add Pubco as a party, (ii) clarify that the amount of the aggregate consideration deliverable to One Energy Securityholders at the Closing will be the “Adjusted Equity Value,” equal to the sum of the Equity Value plus the aggregate exercise prices of all In-the-Money Company Options to purchase One Energy Common Shares outstanding as of immediately prior to the effective time of the Company Merger, assuming no cashless exercises prior to such date, and (iii) reflect other changes related principally to the parties’ mutual agreement to revise the transaction structure in view of certain mechanical aspects of the CSRs to be issued in connection with the Closing, none of which resulted from or reflect significant negotiations or material adjustments to the business or financial terms of the proposed Business Combination relative to the terms and provisions contained in the Original BCA. As noted above, the inclusion of the concept referred to in the Business Combination Agreement as the “Adjusted Equity Value” was not heavily negotiated between the parties, as the parties regarded the inclusion of the aggregate exercise prices of all In-the-Money Company Options outstanding as of immediately prior to the effective time of the Company Merger into the formula used to determine the aggregate consideration deliverable to One Energy Securityholders at the Closing as consistent with the parties’ intentions from the letter of intent negotiation stage.

Recommendation of the TRTL Board and Reasons for the Business Combination

The TRTL Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the number and complexity of those factors, the TRTL Board, as a whole, did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Additionally, individual directors may have given different weight to different factors. The TRTL Board viewed its decision as being a business judgment that was based on all of the information available and the factors presented to and considered by it. This explanation of TRTL’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The TRTL Board, before reaching its unanimous decision to recommend the Business Combination to the TRTL shareholders, reviewed in detail information and analyses provided to the TRTL Board by TRTL management and advisors engaged by TRTL, as further described below. Additionally, TRTL management and the members of the TRTL Board have substantial experience in evaluating the financial merits of companies across a variety of industries, including energy businesses, and the TRTL Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by the TRTL Board, as further described under the heading “One Energy Forecasts and Financial Projections”, included One Energy management forecasts focused on estimated revenues from long-term projects and certain prospective financial information prepared and provided to TRTL by One Energy management, each as further described below, and other relevant information selected based on the business experience and professional judgment of TRTL management and the TRTL Board. The due diligence and analyses conducted by TRTL management and TRTL’s advisors included:

•

meetings, including on-site visits, and calls with the management team and advisors of One Energy regarding, among other things, One Energy’s vertically integrated business model and operations, long-term contracts and prospects, as well as One Energy management’s views regarding the potential market growth opportunities for One Power;

•	review of material contracts (including One Energy’s long-term PPAs and other material customer agreements) and other material matters;

•	financial, tax, legal, intellectual property, technical, IT infrastructure, accounting, operational, business and other due diligence;

•	consultation with One Energy management and its legal counsel;

•

financial and valuation analysis of One Energy and its prospects, including review of One Energy management 2024E financial projections, together with comparative benchmarking to public company comparables identified by One Energy management with input from its financial advisor;

•	fairness opinion provided by Houlihan Capital; and

•	financial analyses of One Energy and the Business Combination, as presented by TRTL management to the TRTL Board, as further described below.

At the conclusion of this process, the TRTL Board determined that while, like all potential business deals, an acquisition of One Energy presents potential risks, nevertheless pursuing a potential business combination with One Energy would overall be an attractive opportunity for TRTL and its shareholders for a number of reasons, including, but not limited to, the belief that (1) traditional energy sources are likely inadequate to meet the demands placed on the tradition US power grid; (2) One Energy has competitive advantages as an early mover in providing local alternative energy solutions for commercial and industrial (C&I) customers’ power needs; (3) One Energy has long-term contracts with key customers and expects to be able to secure additional long-term contracts relating to its growth plans across several aspects of its business; (4) One Energy is revenue-generating and, if it is successfully able to grow, may be able to achieve profitability and (5) that, if One Energy is successful in achieving its goals, One Energy can currently be acquired at a relatively attractive valuation.

In addition, based on its review of information about One Energy, its long-term customer agreements and business plans, and the results of TRTL’s due diligence and analyses, as further described below, the factors considered by the TRTL Board included, but were not limited to, the following:

•

Market Opportunity. The TRTL Board noted the increasing demand for distributed renewable power generation, as well as industrial customers’ need for economical private market energy solutions. One Energy appears well-positioned to grow with industrial customers pursuing behind-the-meter distributed power generation and other renewable energy solutions.

•	Vertically Integrated Business Model. One Energy provides integrated power solutions for its customers and plans to continue expanding its comprehensive “Energy 2.0” solutions.

•	Operating History. One Energy has installed over 40 MWs of projects over its 13 years’ experience to date (and as of the date of execution of the Original BCA, had 32 MW of projects owned or in operation) and has built a strong customer base, network of developers, engineers, builders, operators and analysts and a dedicated, professional leadership team committed to One Power’s solutions-oriented goals.

•	Long-Term Contracts. One Energy has entered into long-term year contracts with blue-chip customers creating a foundation for One Energy’s on-going expansion and vertical integration plans.

•

Compelling Economic and Strategic Tailwinds. Industrial decarbonization, industrial electrification and electric fleet adoption are among the factors motivating customers to seek power solutions beyond the country’s traditional energy sources.

•

Motivated Customer Base. Commercial and industrial customers, traditionally relegated to “Energy 1.0” sources, are hungry for alternative power solutions, which have not previously been available, affordable or suitable for their needs.

•

Behind-the-Meter Solutions Bypass Tradition Interconnection Queues. Energy generated by wind turbines goes directly to customers’ facilities, without a need to pass through the electrical grid; at the same time, customers’ ability to access existing infrastructure as and when needed remains unaffected.

•

Growth Prospects. One Energy estimates a significant market opportunity for the Company and its offerings and plans to grow according to customer needs, building upon a project pipeline which One Energy management regards as robust.

•

Authentic and Passionate Focus on Customers. One Energy’s mission to provide C&I customers with comprehensive, high-quality energy solutions is reflected in One Energy’s vertically integrated business model.

•	Strong Leadership. Over its 13-year operating history (to date), One Energy has assembled a strong management team that is expected to continue to manage the business post-Closing.

•

Attractive Valuation. The TRTL Board’s determination that, if One Energy is successful in achieving its goals, TRTL shareholders will have acquired their shares in One Power at an attractive valuation based on the implied valuation of other guideline companies, as described under the section titled “The Business Combination Proposal — Guideline Companies.”

•

CEO CSR Share Contribution. The terms of the proposed Business Combination include a commitment by the founder and CEO of One Energy to contribute a substantial portion of the TRTL shares otherwise deliverable to him at Closing into an escrow account for potential contingent distribution to shareholders in the event certain post-Closing trading price-based thresholds are not satisfied.

•

Continued Ownership by One Energy Stockholders. The TRTL Board considered that One Energy Stockholders are converting all of their equity into Pubco securities in the proposed Business Combination and that the shares of certain significant One Energy Stockholders will be subject to post-Closing lock-up restrictions.

•

Consistency with Investment Criteria Established at IPO. The TRTL Board determined that the proposed Business Combination with One Energy satisfies the investment criteria identified in connection with its IPO. For more information, see the subsection entitled “The Business Combination – Background of the Business Combination.”

•

One Power Being an Attractive Target. The TRTL Board considered the fact that, after a thorough review of other business combination opportunities reasonably available to TRTL, the proposed Business Combination represents the most attractive opportunity based upon the process used to evaluate and assess other potential acquisition targets.

In the course of its deliberations, in addition to the various other risks associated with the business of One Energy, as described in the section entitled “Risk Factors” and appearing elsewhere in this proxy statement/prospectus, the TRTL Board also considered a variety of uncertainties, risks and other potentially negative reasons, factors and potentially negative outcomes relative to the proposed Business Combination, including the following:

•

Early-Stage Company Risk. One Energy is an early-stage company with a history of losses, which may make it difficult for investors to evaluate and, if losses were to continue, might challenge long-term viability of the business.

•

Growth Plans May Not be Achieved. To achieve management forecasts, One Energy will need to aggressively pursue and capture additional capital, attract additional customers and expand its personnel, which may take longer or require more resources than One Energy anticipates; if such goals are achieved, they may not yield the results anticipated and forecasted by One Energy management or lead to sustainable profitability for One Energy.

•	Competition. One Energy currently faces competition from a number of companies and expects to face significant competition in the future as the market for distributed energy distribution develops.

•

Access to Capital. One Energy has a history of losses and expects to incur significant expenses and continuing near-term losses. To achieve its business plans, One Energy will require access to significant capital which may not be available on terms acceptable to One Energy, if at all.

•

Supplier, Manufacturer and Vendor Risk. One Energy relies on a limited number of suppliers, manufacturers to, among other things, provide wind turbines and solar panels for projects, and on vendors to, among other things, carry out installation and construction projects, directly or through subcontractors, all of which are important to One Power’s business and could be costly and difficult, if not impossible, to replace.

•

Project/Customer Risk. Wind and solar project development is challenging and not all projects may be as successful as predicted, or may encounter unforeseen interruptions, delays and challenges. Customer contracts, including long-term agreements, can be terminated or modified, which could be costly to One Power and result in operating results that do not align with management forecasts.

•

Geographical Expansion Risks. To date, One Energy’s operations have been concentrated in geographical proximity to One Energy’s headquarters, permitting service offerings supported by significant on-site energy resources. To successfully expand into new areas will be costly and time-consuming and may present unanticipated challenges to One Power’s business model.

•

Indebtedness. The risk that One Power may not be able to repay its outstanding indebtedness at or prior to the Business Combination, which could limit One Energy’s ability to raise additional capital and have other adverse effects on One Power’s timeline or ability to pursue its business plans.

•	Increased Costs. One Power may not be able to compete successfully if costs associated with its business model make One Power unable to deliver economically attractive power offerings to customers.

•

Public Company Risk. One Energy has not previously been a public company and its current management team has no experience managing a public company, accordingly, One Energy may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC. There is a risk that One Power will not be able to hire the right people to timely fill in these gaps or that One Energy’s compliance infrastructure may not be able to keep pace with the increased compliance risks presented by being a public company.

•	Project Financing. The possibility that One Power may not have access to financing required to execute its contemplated pipeline projects and other aspects of its growth plans.

•

Regulatory Uncertainty. Developing, installing and operating wind and solar energy projects is highly-regulated and One Power will need to expend resources monitoring and complying with regulatory requirements, including permitting and zoning rules, which vary by location and are subject in some cases to interpretation and change. Compliance with uncertain or changing regulatory requirements can be costly and time-consuming and any failure to meet such requirements could severely disrupt business operations.

•

Project Risk. The possibility that some or all of One Power’s current or anticipated projects will not perform as expected, will be terminated, materially interrupted or suspended or abandoned or will not materialize, with adverse impact on One Power’s results of operations.

•

Key Person Risk. The risk that key personnel, including, without limitation, One Power’s Chief Executive Officer, Mr. Kent, could discontinue his involvement with One Power or develop a competing business, and/or that the One Power management, including the One Power CEO, who is expected to have significant influence over the combined business, may have goals or priorities that do not, in all cases, align with stockholders’ interests.

•	Valuation. The risk that the TRTL Board may not have properly valued One Energy’s business and did not obtain a third-party valuation or appraisal in connection with the Business Combination.

•

Tax Matters. Any reductions or modifications to, or elimination of, governmental incentives or policies that support wind and solar power development could adversely affect One Power’s results of operations. Further, One Power may not achieve anticipated tax benefits associated with current regulations or tax credit and tax credit trading markets, which could limit One Power’s ability to achieve or sustain profitability.

•

Redemptions. The risk that holders of TRTL Public Shares exercise their redemption rights, thereby depleting the amount of cash available from the Trust Account to fund One Power’s business plans after the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•

Growth Risk. The possibility that as One Power’s business develops and grows, that aspects of One Energy’s business may not scale in the manner expected or that unanticipated challenges may arise that affect One Power or its results of operations adversely.

•	Macroeconomic Uncertainty. Macroeconomic uncertainty and the effects they could have on One Power’s revenues and financial performance.

•	Benefits May Not Be Achieved Risk. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•

Infrastructure Risk. Assuming One Power’s customer base and services offered grow, One Energy will need to significantly expand its on-site energy resources and other systems, technology and infrastructure to meet demands associated with scaling its platform, which may be costly and time-consuming.

•	Exchange Listing. The potential inability to maintain the listing of the Combined Company’s securities on a national exchange following the Closing.

•	Shareholder Vote Risk. The risk that TRTL shareholders may fail to provide the votes necessary to approve the Business Combination.

•	Closing Conditions Risk. The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within TRTL’s control.

•

Liquidation. The risks and costs to TRTL if the Business Combination with One Energy is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in TRTL being unable to effect a business combination within the completion window, which would require TRTL to liquidate.

•

Conflicts of Interest. The possibility that the TRTL Board and members of TRTL management may have been influenced by conflicts between what may be in TRTL’s best interests and what may be best for a director’s personal interests, including the possibility that if the Business Combination is not consummated, and TRTL is forced to liquidate because it is unable to consummate another business combination within the timeframe permitted by the Current Charter, the TRTL securities issued in private placement transactions consummated concurrent with the TRTL IPO would be worthless. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and TRTL’s Officers and Directors in the Business Combination”.

•	Other Risks Factors. Various other risk factors associated with the business of One Power, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

In evaluating the conflicts of interest referenced above, the TRTL Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for TRTL’s IPO and are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by TRTL with any other target business or businesses, and (iii) the Sponsor will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco and the trading prices of Pubco shares.

In addition to considering the factors described above, the TRTL Board also considered that the Sponsor certain officers and directors of TRTL ha interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of TRTL shareholders (see section entitled “The Business Combination Proposal — Interests of the Sponsor and TRTL’s Officers and Directors in the Business Combination”). After considering the foregoing, the TRTL Board concluded, in its business judgment, that the potential benefits to TRTL and its shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Description of Process / Qualifications

Pursuant to an engagement letter dated April 30, 2023, the Board of Directors of TRTL (the “TRTL Board”) retained Houlihan Capital, LLC (“Houlihan Capital”) to act as its financial advisor in connection with the proposed Business Combination between TRTL and One Energy. TRTL selected Houlihan Capital to act as its financial advisor based on Houlihan Capital’s qualifications, expertise and reputation, its knowledge of, and involvement in, recent similar transactions and its knowledge of TRTL’s business and affairs as a special purpose acquisition company.

Opinion of Houlihan Capital, as Financial Advisor to the TRTL Board

On August 14, 2023, Houlihan Capital delivered an oral opinion to the TRTL Board, which opinion was subsequently confirmed by delivery of a written opinion dated August 14, 2023, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Houlihan Capital, as set forth in Houlihan Capital’s written opinion, the Business Combination was fair, from a financial point of view, to the unaffiliated security holders of TRTL.

The full text of the written opinion of Houlihan Capital delivered to the TRTL Board, dated August 14, 2023, is attached as Annex E and incorporated by reference into this proxy statement/prospectus in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Houlihan Capital in rendering its opinion. TRTL shareholders are urged to, and should, read the opinion carefully and in its entirety. Houlihan Capital’s opinion was directed to the TRTL Board and addressed only the fairness from a financial point of view to the unaffiliated security holders of TRTL, as of the date of the opinion, of the aggregate consideration to be paid by TRTL pursuant to the Business Combination Agreement.

Houlihan Capital’s opinion did not address any other aspect or implications of the Business Combination and does not constitute an opinion, advice or recommendation as to how any TRTL shareholders should vote on any proposals presented to them. In addition, Houlihan Capital’s opinion did not in any manner address the prices at which the TRTL common stock would trade following the consummation of the Business Combination or at any time. The summary of Houlihan Capital’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Houlihan Capital’s written opinion attached as Annex E hereto.

For purposes of rendering its opinion, Houlihan Capital, among other things:

•	held discussions with certain members of TRTL management and One Energy management regarding the Business Combination;

•

reviewed certain financial and operating information with respect to business operations and prospects of TRTL and One Energy; certain financial projections, as further described within this Background of the Business Combination section under the heading “OE Financial Projections”, which Houlihan Capital was directed by TRTL management to rely upon for purposes of its analysis;

•	principal terms and conditions of the proposed Business Combination, as contained in drafts of the Original BCA;

•	reviewed a pro forma capitalization table prepared by One Energy management;

•	reviewed certain public filings of TRTL; and

•	performed financial studies, analyses and investigations, and considered such other information, as it deemed necessary or appropriate.

The following is a summary of the material financial and comparative analyses that Houlihan Capital deemed to be appropriate for the Business Combination that were reviewed with the TRTL Board in connection with delivering Houlihan Capital’s opinion. The summary of Houlihan Capital’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

Valuation Overview

In assessing whether the Business Combination is fair from a financial point of view to the unaffiliated security holders of TRTL, Houlihan Capital compared the per share price at which unaffiliated security holders of TRTL may redeem their shares with an estimated range of value calculated by Houlihan Capital for the post-Business Combination equity that would be received by TRTL shareholders if the proposed transaction is consummated. After considering the primary approaches that are traditionally used to appraise a business, as well as commonly used techniques and methods available under each approach, Houlihan Capital decided based on an assessment of company-specific factors and available data to rely solely upon the guideline public company method under the market approach in estimating the value range. Houlihan Capital noted the contemplated consideration (i.e., value to be relinquished) was within the estimated range.

There are three primary approaches that have traditionally been used to estimate fair market value: the adjusted book value approach, the market approach (which includes the comparable transactions method), and the income approach, each as briefly described below.

Adjusted Book Value Approach. The adjusted book value approach estimates fair value based on the principle of substitution, assuming that a prudent investor would pay no more for an asset than the amount for which the asset or property could be reproduced or replaced, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach is typically considered appropriate for highly capital-intensive businesses, real estate holding companies, or other types of holding companies where the value of the entity is derived primarily from the underlying assets held by the entity and not from additional value added from labor or profitable use of the assets owned. This valuation approach may also be used to value companies that are in bankruptcy or liquidation, or those that are otherwise not considered a going concern. Because One Energy operates as a going concern business, Houlihan Capital did not utilize the adjusted book value approach in support of the Opinion.

Market Approach. The market approach references actual transactions of the asset to be valued, similar assets, or assets that can otherwise be used to infer the value of the subject asset. The application of methods within the market approach often requires identifying companies comparable to a subject company, observing transaction prices of those companies’ securities, deriving valuation multiples based on the ratio of such transaction prices to financial metrics (e.g., Revenue, EBITDA, Tangible Book Value, Book Value), and then applying selected valuation multiples to the subject company’s same financial metrics.

The Guideline Public Company Method is a valuation method within the Market Approach that involves identifying and selecting guideline public companies with financial and operating characteristics similar to the enterprise being valued. Once publicly traded peer group companies are identified, valuation multiples can be derived from the publicly traded market transaction data (stock prices), adjusted for comparability, and then applied to the financial metrics of the subject enterprise to estimate the value of the subject enterprise’s equity, total invested capital, or enterprise value (total invested capital less cash and cash equivalents). Houlihan Capital was able to identify a sufficiently robust set of guideline public companies similar to One Energy. Therefore, Houlihan Capital utilized the Guideline Public Company Method of the Market Approach to support the Opinion.

The Comparable Transactions Method is another commonly used method under the Market Approach. This valuation method involves determining valuation multiples from sales of companies with financial and operating characteristics considered reasonably similar to those of the company being valued and applying representative multiples to the financial metrics of the subject company to estimate value, similar to the Guideline Public Company Method. Houlihan Capital was unable to identify a sufficiently robust set of transactions involving target companies considered reasonably similar to One Energy for which publicly disclosed data to calculate and adjust valuation multiples was available. Therefore, Houlihan Capital did not utilize the Comparable Transactions Method of the Market Approach in support of the Opinion.

Income Approach. The income approach is a calculation of the present value of the future monetary benefits expected to flow to the owner of the subject asset. A commonly applied methodology under the Income Approach is the Discounted Cash Flow (“DCF”) Method. Using a DCF analysis, value is indicated from all the future cash flows attributable to the firm or asset, discounted to present value at an appropriate required rate of return. Houlihan Capital was provided with two-year revenue forecasts for One Energy. Given the short forecast timeframe and high growth forecasted, Houlihan Capital did not utilize the income approach in support of the Opinion.

Enterprise Value of One Energy Utilizing the Guideline Public Company Method

Houlihan Capital searched for publicly traded companies with operations and business models bearing reasonable with similarities to One Energy and identified 17 reasonably similar companies (“guideline public companies”). The guideline public companies included seven (7) reasonably similar companies in the Renewable Energy industry, six (6) in the Power Grid and Management Solutions industry, and four (4) in the Energy Transition industry.

In selecting the guideline public companies, Houlihan Capital searched for public companies with business operations, sizes, perceived growth prospects, profitability and risk profiles appearing to be similar to that of One Energy; provided, however, that there are no perfect comparables to the business, geography, industrial customers, market position, and growth prospects of One Energy. Following is a list of the guideline public companies used by Houlihan Capital as a peer group for purposes of its fairness analysis:

One Energy Enterprises, Inc. Guideline Public Companies

Company Name	Ticker	Industry
Renewable Energy Producers
Avangrid, Inc.	NYSE:AGR	Electric Utilities
Boralex Inc.	TSX:BLX	Renewable Electricity
Brookfield Renewable Corporation	TSX:BEPC	Renewable Electricity
Clearway Energy, Inc.	NYSE:CWEN	Renewable Electricity
EDP Renováveis, S.A.	ENXTLS:EDPR	Renewable Electricity
Encavis AG	XTRA:ECV	Renewable Electricity
NextEra Energy, Inc.	NYSE:NEE	Electric Utilities
Power Grid and Management Solutions
Altus Power, Inc.	NYSE:AMPS	Renewable Electricity
Ameresco, Inc.	NYSE:AMRC	Construction and Engineering
Quanta Services, Inc.	NYSE:PWR	Construction and Engineering
SolarEdge Technologies, Inc.	NasdaqGS:SEDG	Semiconductor Materials and Equipment
Sunnova Energy International Inc.	NYSE:NOVA	Renewable Electricity
Sunrun Inc.	NasdaqGS:RUN	Electrical Components and Equipment
Energy Transition
Enphase Energy, Inc.	NasdaqGM:ENPH	Semiconductor Materials and Equipment
EVgo, Inc.	NasdaqGS:EVGO	Automotive Retail
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	NYSE:HASI	Mortgage REITs
NuScale Power Corporation	NYSE:SMR	Heavy Electrical Equipment

As noted above, Houlihan Capital initially considered applying multiples of one or more of One Energy’s revenues, EBITDA, net income, and book value. However, based on One Energy’s model, as compared to the business models of the companies included in the peer group, One Energy’s high revenue growth projection and One Energy’s unprofitable history, Houlihan Capital concluded that multiples of revenue were the most applicable in this instance.

The Enterprise Value to CY2024 revenue multiples for the guideline public companies’ information accessed by representatives of Houlihan Capital prior to delivering the fairness opinion to the TRTL Board as described herein in connection with the analyses described herein (with the exception of one guideline public company with regard to which Enterprise Value to CY 2024 revenue information was not available as of the access date) is shown below:

Entetprise Value/ Revenue
Ticker	Company Name	LTM	2023F	2024F

Renewable Producers
NYSE: AGR	Avangrid, Inc.	3.09x	2.97x	2.90x
TSX: BLX	Boralex Inc.	7.00x	7.66x	7.81x
TSX: BEPC	Brookfield Renewable Corporation	8.91x	7.53x	7.66x
NYSE: CWEN	Clearway Energy, Inc.	9.18x	8.87x	8.53x
ENXTLS: EDPR	EDP Renovaveis, SA.	12.36x	10.70x	9.16x
XTRA: ECV	Encavis AG	7.76x	8.15x	7.53x
NYSE: NEE	NextEra Energy, Inc.	8.10x	8.50x	8.09x

Power Grid and Management Solutions
NYSE: AMPS	Altus Power, Inc.	14.72x	11.36x	7.34x
NYSE: AMRC	Ameresco, Inc.	3.12x	2.77x	2.37x
NYSE: PWR	Quanta Services, Inc.	1.81x	1.69x	1.54x
NasdaqGS: SEDG	SolarEdge Technologies, Inc.	254x	2.46x	1.98x
NYSE: NOVA	Sunnova Energy International Inc.	12.81x	11.27x	8.45x
NasdaqGS: RUN	Sunrunlnc.	6.04x	6.24x	5.55x

Energy Transition
NasdaqGM: ENPH	Enphase Energy, Inc.	6.46x	6.82x	5.56x
NasdaqGS: EVGO	EVgo, Inc.	9.41x	7.79x	4.41x
NYSE: HASI	Hannon Armstrong Sustainable Infrastructure Capital, Inc.	N/A	N/A	N/A
NYSE: SMR	NuScale Power Corporation	27.36x	5.90x	2.17x
TOTAL
MAX		27.36x	11.36x	9.16x
75th Percentile		10.14x	8.59x	7.88x
Mean		8.79x	6.92x	5.67x
Median		7.93x	7.59x	6.45x
25th Percentile		5.31x	5.16x	2.77x
Min		1.81x	1.69x	1.54x

Based on a detailed analysis of the selected guideline public companies described above, Houlihan Capital applied a multiple of CY2024 revenue. Houlihan Capital was provided with a range of estimated revenues for CY2024 prepared by One Energy management (based on assumptions which are described in further detail under the heading “Certain Unaudited Projected Financial Information” below); the lower end of such forecast range is referred to below as “Case I” and the higher end of such forecast range is referred to below as “Case II”, and together with Case I, referred to for purposes of this discussion of Houlihan Capital’s analysis as the “forecasts”. “Case I” represents Company management revenue forecasts based on One Energy customer contracts and projects as of the date of the opinion, while “Case II reflects revenue forecasts that exceed the “Case I” forecasts by approximately $34.1 million, which differential is attributable to two illustrative energy projects incorporated into the Case II, but not the Case I, forecasts (one an illustrative Megawatt Hubs project and the other an illustrative Net Zero project) which One Energy management believed, at the date the forecasts were prepared, represented reasonable examples of project terms and attributes available to the Company or which foreseeably could become available to One Power in the future, based on One Energy management’s professional experience, industry knowledge and familiarity with the renewable energy goals and priorities of One Power customers.

In selecting multiples to apply to One Energy, as further described below, Houlihan Capital reviewed the growth expectations presented in the forecasts provided by One Energy to TRTL (which were also shared with Houlihan Capital) and, with respect to the peer companies incorporated in Houlihan Capital’s analysis, risk (as measured by required rates of return) and profit margins (as captured by EBITDA margin and capital expenditure requirements) of the guideline public companies identified by Houlihan Capital. However, for the reasons and as further described below, Houlihan Capital ultimately decided that, in view of One Energy’s growth forecasts and history of losses to date, revenue multiples would be the most appropriate comparative metric for use in Houlihan Capital’s fairness analysis.

The selection of a valuation multiple is largely a qualitative exercise that is informed by quantitative measures. In selecting the multiples to apply to One Energy, Houlihan Capital reviewed the following factors and information regarding the guideline public companies in the context of its analysis of One Energy and then used professional judgment to select multiples that reflect the relative comparability of One Energy to the guideline public companies.

A summary of the analysis includes the following:

•

Growth. Historical and expected growth has a direct impact on the value of a company. Investors are willing to attribute higher multiples to firms whose revenues and earnings are growing more rapidly than their competitors. Superior earnings growth is also an indication of the competitive position of a company, with more successful firms able to grow faster than the industry. One Energy is forecasted to grow revenue at a much faster rate than its peers. All else equal, this suggests that higher multiples are warranted.

•

Size. There is generally an inverse relationship between a company’s size and the level of investment risk. Larger companies are often more geographically diversified, which makes it easier to enter into new markets. Large companies also have greater access to capital markets than small companies. Investors typically expect smaller, less diversified businesses to have a higher amount of risk associated with their lack of financial size and diversification. One Energy is smaller than the guideline companies. All else equal, this suggests that lower multiples are warranted.

•

Profitability. Profitability has a direct impact on the value of a company, with highly profitable companies trading at premium multiples. It is also an indication of the competitive position within an industry, as the market leaders are typically able to earn above average profits. Based on discussions with One Energy management, One Energy has been unprofitable since the inception of the operation and is expected to have positive earnings in CY 2024. As a result, One Energy is not forecasted to reach a mature level of profitability in the years to which multiples are applied. All else equal, lower multiples are warranted.

•

Other. Since One Energy is forecasted to grow at a much higher rate than the guideline public companies, Houlihan Capital searched for publicly available information on past transactions/private financings of the comparable companies in an attempt to observe implied multiples from earlier in the guideline public companies’ lifecycles when still in an exponential growth phase. The available data is limited, but Houlihan Capital was able to find the following data points:

•

Altus Power, Inc. acquired CBRE Acquisition Holdings, Inc for approximately $890 million (implied an enterprise value of approximately $2.1 billion) in a reverse merger transaction in March 2021, implying a 35.0x revenue multiple.

•	EVgo Services, LLC raised $400 million in a private placement at a $2.6 billion post-money valuation in January 2021, implying a 161.2x revenue multiple.

•	Sunnova Energy International Inc. raised $245 million (implied an enterprise value of approximately $3.0 billion) in a PIPE financing in June 2020, implying a 22.0x revenue multiple.

All else equal, these data points suggest that higher multiples are warranted.

•

Certain factors suggest that One Energy would trade at a premium to the guideline public companies, and other factors indicate it would trade at a discount. Ultimately, Houlihan Capital placed significant weight on the forecasted growth of One Energy and the other data points discussed above and applied a CY 2024 revenue multiple around the 75th percentile multiple of the guideline public companies.

Based on this information and other factors, Houlihan Capital used professional judgment to select multiples that Houlihan Capital believed reflected the relative comparability of One Energy to the guideline public companies. As of the date of the Opinion, the Enterprise Value to CY2024 revenue multiples of the guideline public companies ranged from 1.5x to 9.2x, based on publicly available information about the guideline public companies accessed by representatives of Houlihan Capital prior to the date of the Opinion in connection with the analyses described herein (with the exception of one guideline public company with regard to which Enterprise Value to CY 2024 revenue information was not available as of the access date). Ultimately, Houlihan

Capital applied a CY2024 multiple of 8.0x (approximately 75th percentile observed multiple of the guideline public companies), which Houlihan Capital believed to be a reasonable multiple, based upon Houlihan Capital’s judgment, considering the size, profitability, growth, and risk of One Energy compared to the guideline public companies, as further described above.

Based on the analyses described above, Houlihan Capital calculated an enterprise value range for the combined entity of approximately $332 million to approximately $605 million. After making such adjustments as Houlihan Capital deemed necessary and consistent with the terms of the proposed Business Combination, the combined entity’s estimated equity value range translated to indicated per-share consideration of between $9.05 and $12.31.

Fairness Opinion Conclusion

Houlihan Capital concluded that, as of the date of the Opinion and based upon and subject to the assumptions, conditions and limitations set forth in the written Opinion, the Business Combination is fair, from a financial point of view, to TRTL’s unaffiliated security holders. The fairness opinion was reviewed and unanimously approved by Houlihan Capital’s fairness opinion committee.

One Energy Forecasts and Financial Projections

One Energy has not, as a matter of course, made public projections as to future sales, earnings, or other results. However, in connection with TRTL’s due diligence and consideration of the potential Business Combination transaction, One Energy management provided TRTL with certain financial forecasts (the “OE Financial Projections”) for the twelve-month period beginning January 1, 2024, and ending December 31, 2024 (the “Projected Period”). The OE Financial Projections assume the occurrence or non-occurrence, as applicable, of events and circumstances during the period between the dates the forecasts were prepared and January 1, 2024, that would, if known by One Energy management as of the relevant Financial Forecast Date, have affected management’s gross revenue estimates as reflected in the OE Financial Projections, as further described under Note F under the heading “One Energy Financial Projections” below.

The OE Financial Projections, which were prepared in good faith by One Energy management based on certain assumptions and information further described below, present two scenarios or “cases”, referred to as “Case I,” prepared by One Energy management as of August 13, 2023, and “Case II”, initial prepared by One Energy management as of May 8, 2023 and updated, solely with regard to assumptions related to operating assets, as of August 13, 2023, each as further described below (the relevant financial forecast preparation dates, as applicable, the “Financial Forecast Date”). The OE Financial Projections were prepared in good faith by One Energy management based on information believed by One Energy management to be credible and current as of the dates such forecasts were prepared, incorporating various assumptions which One Energy management considered reasonable, as further described below. The TRTL Board reviewed the OE Financial Projections and used such forecasts in its evaluation and decision-making regarding One Energy and the proposed Business Combination. As described above, the OE Financial Projections were also provided to the Fairness Opinion Provider for purposes of Houlihan Capital’s analysis. Additionally, as also further described below, One Energy provided TRTL with an analysis (the “GPC Analysis”), developed by One Energy management with input from CCM, One Energy’s financial advisor, based on publicly available materials about a set of guideline companies, as further described below.

One Energy also delivered additional information to TRTL over the course of the parties’ discussion and TRTL’s due diligence, including information regarding certain financial metrics referred to by One Energy as “KPIs” and One Energy management’s analytical tools and methodology for measuring and forecasting KPIs over long-term periods utilizing the Company’s “KPI Model” (each as further described in more detail in the section of this proxy statement/prospectus titled “Information About One Energy”). One Power expects, after the Closing (assuming its occurrence) to prepare and include in Pubco’s periodic filings with the SEC certain KPI forecasts and metrics that One Power management believes to be important to the Company’s business. Further, and as also described in the section “Information About One Energy”. One Energy management prepared certain KPI forecast information that was shared with TRTL prior to the date that the parties entered into the Original Business Combination Agreement. Although TRTL management and the TRTL Board had access to certain of these One Energy management long-term forecasts (referred to generally as “Long-Term KPI Metrics” or “Long-Term KPIs”, with the specific information provided by One Energy management to TRTL prior to entering into the Original Business Combination referred to as the “August Long-Term KPIs”), as further described in the section “Information About One Energy”, in contrast with the other factors presented in the portion of this proxy statement/prospectus titled “Recommendation of the TRTL Board and Reasons for the Business Combination”, the TRTL Board did not materially rely upon One Energy management’s twenty-plus-year estimates included in the Long-Term KPI Metrics shared with TRTL by One Energy prior to entering into the Business Combination Agreement in the TRTL Board’s decision-making regarding the proposed Business Combination, nor were these long-term forecasts used by the Fairness Opinion Provider in its analysis. The TRTL Board did consider the factors presented in the aforementioned disclosure in its decision-making which include, without limitation, the fairness opinion provided by Houlihan Capital and the existence of One Energy’s long-term customer contracts.

TRTL management and the members of the TRTL Board have substantial experience evaluating the financial merits of companies across a variety of industries, including sustainable energy businesses, and the TRTL Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination. The TRTL Board’s evaluation of the proposed Business Combination was informed by TRTL management’s analysis of information about One Energy provided by One Energy management, together with business, financial and legal due diligence review carried out by TRTL and its advisors. The OE Financial Projections, GPC Analysis and other information regarding One Energy’s long-term customer arrangements helped form the basis for TRTL’s analysis of One Power’s potential future valuation, and the TRTL Board used such information, together with additional information described below, in its review and approval of the terms of the Business Combination (including the consideration to be delivered to One Energy equity holders in connection therewith).

Forward-looking information, including information about future business plans, are susceptible to multiple interpretations and inherently reflect assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond TRTL’s and One Energy’s control. Neither TRTL management, One Energy management, nor any of their respective representatives has made or makes any representations to any person regarding the ultimate performance of One Energy (or One Power, after the Closing), its projects and its business prior to consummation, if any, of the Business Combination or after the Closing. Additionally, forward-looking information is inherently subject to significant uncertainties and contingencies, many of which are beyond One Energy’s control and cannot be predicted. The various risks and uncertainties include those set forth in the “Risk Factors,” “Information about One Energy” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively.

There can be no assurance that One Power will achieve One Energy management’s expectations regarding financial results or long-term key indicators; further, no assurances can be made that One Power after the Closing will be able to grow successfully or attract the capital necessary to pursue One Energy management’s business objectives currently or in the future. Analyses or forecasts presented to the TRTL Board and as described herein, were not and are not intended, and should not be construed or interpreted as, predictions, forecasts, estimates, guarantees, indications or statements of any kind regarding One Power’s likely or actual future results of operations or financial performance. There can also be no assurance that TRTL, in its assessment of One Energy, took into consideration all of the material facts, circumstances and contingencies affecting or that may in the future affect One Power’s business, many of which are not in TRTL’s or One Energy’s control and cannot be predicted; One Energy management’s forecasts and projections, are focused on limited operating metrics associated with One Energy’s existing and signed projects as of the date such forecasts were prepared and were not prepared with the intention of incorporating all of the potential sources of revenues, including additional projects (except to the extent otherwise described herein), and other potential developments or changes to One Power’s business that that may occur over time or from time to time during the relevant time periods. After considering the OE Financial Projections and other information provided to TRTL by One Energy as part of due diligence, and the other reasons and factors described elsewhere in this proxy statement/prospectus, the TRTL Board concluded, in its business judgment, to recommend the proposed Business Combination to TRTL shareholders. It is possible, however, that the TRTL Board relied upon information that was incomplete or that for any number of reasons does not accurately reflect One Energy or its business or the likelihood that One Power will succeed as a public company after the Business Combination. For these, and any number of other reasons, it is possible that the TRTL Board did not value One Energy correctly or arrived at conclusions with which reasonable investors might disagree. Investors are encouraged to read carefully the information contained in this proxy statement/prospectus, including One Energy financial information and the descriptions about various risks and uncertainties concerning One Power’s business described herein, including under the headings “Risk Factors,” “Information about One Energy” and “Cautionary Note Regarding Forward-Looking Statements”.

Certain Unaudited Projected Financial Information

Neither the OE Financial Projections nor any other forward-looking forecasts, projections or estimates provided by One Energy management to TRTL during the negotiation and due diligence process for the transaction, nor any analyses based on any of the foregoing, should be viewed as public guidance. None of the aforementioned forecasts was prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of One Energy management, were prepared on a reasonable basis, reflecting the best currently available estimates and judgments available to One Energy management at the time that the OE Financial Projections were prepared, and present, to the best knowledge and belief of One Energy management, the expected project results and revenues One Energy anticipates that One Power may achieve or generate during the relevant period(s), assuming the assumptions incorporated in the forecasts and financial projections are themselves realized. One Energy management believes that the assumptions included in the OE Financial Projections to be reasonable, based on available the information available to One Energy management as of their respective preparation dates and management professional judgement and experience, which are inherently uncertain and difficult to predict and many of which are beyond the preparing parties’ control.

The inclusion of the OE Financial Projections in this proxy statement/prospectus should not be regarded as an indication that TRTL management, the TRTL Board, or their respective affiliates, advisors or other representatives considered, or now consider, the OE Financial Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the proposed Business Combination. Neither TRTL, One Energy, One Power (after the consummation, if any, of the proposed Business Combination) nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the OE Financial Projections or any other forecast information, contained herein to reflect circumstances existing or arising after the date such forecasts and financial projections were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the forecasts and financial projections are shown to be in error or any of the forecasted results or financial projections otherwise would not be realized; provided, however, that, after the Closing, One Energy intends to make public certain long-term financial metrics by including them in One Power’s quarterly reports to be filed under the Exchange Act, as further described under section titled “Information about One Energy”. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

Neither One Energy’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The D&T report, on the one hand, and the Withum report, on the other, in each case as included in this proxy statement/prospectus, relate to One Energy’s historical audited financial statements and TRTL’s historical audited financial statements, respectively. Neither such report extends to the unaudited prospective financial information and should not be read to do so. Nonetheless, the OE Financial Projections, as well as a description of the Long-Term KPI Metrics contained in the section titled “Information about One Energy” are included in this proxy statement/prospectus because they were made available to TRTL management and the TRTL Board in connection with their review of the Business Combination Agreement and related transactions. The OE Financial Projections were provided to TRTL only for use as a component in TRTL’s overall evaluation of One Energy and the financial projections should not be viewed as public guidance. Furthermore, the OE Financial Projections do not take into account any circumstances or events occurring after the date on which they were prepared and provided to TRTL for review.

Use of Non-GAAP Measures

Certain of the measures included in the OE Financial Projections and other forecasts prepared by One Energy management and described herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by One Power may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with the financial advisor rendering an opinion on a Business Combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of such financial measures.

Revenue Modeling for OE Financial Projections

In connection with its approval of the Business Combination, the TRTL Board reviewed the forecast information prepared by One Energy management, though only the OE Financial Projections were material to the TRTL Board’s decision-making regarding the proposed Business Combination (the TRTL Board did not rely materially in its evaluation and decision-making regarding One Energy and the potential Business Combination on Long-Term KPI Metrics, including, without limitation, the August Long-Term KPIs). However, as further described below and elsewhere in this proxy statement/prospectus, because the KPI Model and the assumptions incorporated therein represent the framework that was also used to prepare the OE Financial Projections described in this “Background of the Business Combination” section, aspects of both the KPI Model, and in some cases, One Energy management’s Long Term KPIs, are also described in this section, which should be read in conjunction with discussion of the KPI Model and assumptions and methodologies incorporated therein by One Energy management, as contained in the section titled “Information About One Energy”.

As further described below (and in the description of the KPI Model contained in the section “Information About One Energy”, One Energy management prepared the OE Financial Projections utilizing the Company-developed KPI Model which, in turn, incorporates, among other things, project attributes (including, without limitation, project timeline, capacity, future estimated revenues, certain information regarding renewable energy credits and prospective value that may be generated therefrom, among other information), contractual terms, historical data and One Energy management predications and estimates informed by industry information and professional experience. Except to the extent otherwise noted below (with regard to One Energy management’s estimates of Consulting and Sales Revenues that the One Energy forecasts generating during the Projected Period, as further described below) or as described in the section “Information About One Energy”, the assumptions and information incorporated in the “Case I” scenario of the OE Financial Projections, as further described below, are also generally substantially consistent with the assumptions and information that One

Energy management incorporated into its KPI Model in order to prepare the August Long-Term KPIs shared with TRTL in August 2023 (as further described in the section “Information About One Energy”); however, as further discussed herein, the TRTL Board focused on the nearer-term OE Financial Projections in its analysis and evaluation of the business of One Energy and the valuation attributed to One Power in connection with the proposed Business Combination and did not, in its decision-making, place material reliance on the longer-term forecasts described in more detail in the “Information About One Energy” section. The inclusion of information in this proxy statement/prospectus about the estimates and forecasts included in the OE Financial Projections or in Long-Term KPI Metrics should not be regarded as an indication that TRTL or any other recipient of this information considered—or now considers—it to be necessarily predictive of actual future results.

Additionally, the prospective financial information reflected in the “Case II” scenario of the OE Financial Projections, as defined and further described under the sub-heading “OE Financial Projections” below, incorporate One Energy management assumptions regarding terms and attributes of two illustrative projects (referred to herein as “representative projects”) which, as of the applicable Financial Forecasts Dates, were, in One Energy management’s view generally consistent with terms reflected in non-binding indications of interest shared with the One Energy at various times in respect of prospective or potential projects (and which One Energy management regarded as generally representative of the types of project and project terms available to the One Energy (or, after the Closing, One Power)), but were not existing or contracted projects of the One Energy at the time the projections were prepared. As such, information about these representative projects may not be accurate or complete, as these projects may never be pursued or developed by One Power or its customers or, if, even if they were to materialize as One Power projects, may not have the terms and attributes or generate the results anticipated by One Energy management, as incorporated into the OE Financial Projections. For all of these reasons, the inclusion of forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts.

While the OE Financial Projections are presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of One Power’s management, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data” and “Risk Factors.”

One Energy Financial Projections

The table below presents the key elements of the financial projections One Energy management provided to TRTL (as well as to Houlihan Capital, for purposes of the Fairness Opinion, as further described under the heading “Opinion of Houlihan Capital, as Financial Advisor to TRTL Board” above), which were prepared by One Energy management as of the applicable Financial Forecast Dates (defined above). The “Projected Period” refers to the twelve-month period beginning January 1, 2024, and ending December 31, 2024. The OE Financial Projections also assume the occurrence or non-occurrence of events and circumstances during the period prior to January 1, 2024, that would, if known by One Energy management as of the relevant Financial Forecast Date, have affected management’s gross revenue estimates as reflected in the OE Financial Projections, as further described under “Note F-Additional Assumptions (Both Cases)” below.

One Energy 2024E Financial Projections

	Case I (A) 2024E Revenues (Approx $)	Case II(A) 2024E Revenues (Approx $)
Total	$42 mm	$76 mm

(A)

Cases I-II – One Energy management included two scenarios in the OE Financial Projections – “Case 1,” representing the low end of One Energy management’s forecasts for the Projected Period and “Case 2,”

which represents the high end of One Energy management’s forecasts for the Projected Period. The differentiating factor between “Case I” and “Case II” is that Case II assumes that, on or prior to the start of the Projected Period, One Energy has entered into contracts for two additional illustrative or “representative” projects which are in production phase and generating revenues to One Power during the Projected Period (i.e., prior to December 31, 2024). For the purpose of the OE Financial Projections, One Energy management assumed such representative projects have terms and attributes further described below under Note C and Note D below, which One Energy management believed reasonably representative of the projects and terms that would foreseeably be available to One Power during the Projected Period, based on One Energy management industry knowledge and professional judgment.

(B)

Operating Assets—Nine contracted production phase Wind for Industry projects, ranging in size from 1.5 to 4.5MW, were assumed, in the aggregate, and when all operating at their nameplate rating, generate 31.5 MWs and were modeled, for purposes of preparing the OE Financial Projections, generally as described in the KPI Model section of the disclosure contained in “One Energy’s Management Discussion & Analysis”. Based on the foregoing, One Energy management estimated that these Operating Assets would generate $4 million gross revenues to One Power during the Projected Period, based historical data, industry information and professional experience.

(C)	Wind for Industry/Net Zero

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“Case I”: Three Wind for Industry/Net Zero projects (Martin Marietta and two Net Zero projects) were assumed by One Energy management to be placed in service and operating at full capacity, generating the following aggregate MWs of power by the following dates: (i) 4.5MW by January 1, 2024, in the case of Martin Marietta and (ii) 26.3MW and 31.8MW, respectively, by July 1, 2024, with respect to the two Net Zero projects. Based on the foregoing assumptions, which One Energy management considered reasonable, based on industry information, management judgment and analyses and professional experience, One Energy management estimated that the foregoing projects would generate $8 million in gross revenues to One Power during the Projected Period, based on historical data, industry information and management professional judgment; and

•

“Case II”: The same projects and assumptions as are reflected in Case I were incorporated into “Case II,” along with an additional production phase Net Zero project which is one of the two representative projects incorporated only in Case II, as further described in Note A above. With respect to the third Net Zero project, Case II reflects an assumption that Net Zero 3M would be contracted and in production phase by the fourth quarter of the Projected Period, generating an estimated $1 million in gross revenues during calendar year 2024, based on an anticipated aggregate power capacity of 27.5 MWs of power, from a combination of wind and solar assets, which One Energy management believed reasonable based on industry data, One Energy’s predictive modeling techniques and management professional judgment.

(D)	Megawatt Hub/Managed HV

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“Case I”: One Megawatt Hub/Managed HV project (Hub/HV 1) under contract as of the Financial Forecast Date (and subsequently placed in service as of September 30, 2023), was assumed to generate approximately $19 million in gross revenues and utilize up to 30MW of power during the Projected Period, based on the project’s contracted terms and One Energy management forecasts, informed by industry information and professional judgement.

•

“Case II”: Incorporated the same projects and assumptions regarding Megawatt Hub/Managed HV projects as are reflected in Case I, plus an additional Megawatt Hub/Managed HV project (referred to as Hub/HV 3), which is the second representative project incorporated only in Case II (as further described under Note A above), which was assumed to generate an estimated $32.7 million in gross revenues and utilize up to 60MWs of power during the Projected Period.

(E)

Consulting and Sales Revenues – The OE Financial Projections also incorporate $11 million in additional gross revenues representing, (i) an estimated $1 million in revenues that One Energy management expects to generate from energy analytics and other consulting services based on expected market opportunities during the Projected Period and (ii) an estimated $10 million in gross revenues from a prospective Wind For Industry project One Power would construct, but not own, the project during the Projected Period, estimated by One Energy management based on historical sales of similar assets (though, as of the Financial Forecast Date, no binding agreements existed).

(F)

Additional Assumptions – Both Cases: As further described below, the assumptions and information incorporated into the financial projections reflect management’s good faith estimates based on information available as of the applicable Financial Forecast Date. Because of the long-term nature of One Energy’s key customer contracts, a future Projected Period ending as of December 31, 2024, seemed reasonable forecast period, and an appropriate time period for One Energy management to assume, based the projects and agreements in effect at the applicable Financial Forecast Dates, together, relative to the scenario described above as “Case II,” augmented by One Energy management estimates regarding certain representative projects, informed by professional experience and judgment developed based on familiarity with applicable commercial terms and industry norms, among other things. The OE Financial Projections also assume the occurrence, or non-occurrence, as applicable, during the time period between the relevant Financial Forecast date and commencement of the Projected Period of events or circumstances that would cause the information and material assumptions incorporated into the OE Financial Projections not to be correct. If the assumptions incorporated into the OE Financial Projections are not accurate, the results reflected in Case I, Case II or both, may not materialize, or may be substantially different from One Energy management’s estimates reflected herein.

One Energy Revenue Modeling

As noted above, One Energy management utilize a set of modeling techniques incorporated into an analytical framework referred to as the “KPI Model” to prepare the OE Financial Projections and other forecasts and estimates that One Energy uses internally. Additional information about the KPI Model and how One Energy uses the predictive tools, historical data, statistical information and computerized modeling techniques incorporated therein to track and estimate certain KPIs can be found in the section titled “Information About One Energy”.

Also described in detail in the section titled “Information About One Energy” are a set of One Energy management estimates referred to as Long-Term KPI Metrics and the certain Long-Term KPI Metrics estimates which One Energy management prepared and delivered to TRTL management as part of due diligence, prior to entering into the Original BCA. By contrast with the 12-month forecast period for the OE Financial Projections, the Long-Term KPI Metrics incorporate forecasts over a significantly longer time period of approximately 23 years (90 calendar quarters) in total, commencing at the start of the fourth calendar quarter of 2022 and ending March 31, 2045 (the “Long-Term KPI Period”). The TRTL Board’s decision-making regarding the proposed Business Combination was focused on the factors, positive and negative, as further described under the heading “Recommendation of the TRTL Board and Reasons for the Business Combination,” which did not include material reliance by the TRTL Board on the KPI metric estimates that One Energy forecasted over the Long-Term KPI Period and shared with TRTL before the parties entered into the Original Business Combination Agreement. However, TRTL and the TRTL Board did have access to these Long-Term KPI Metrics, the information and long-term forecasts comprising which were like the OE Financial Projections, prepared using the KPI Model. To learn more about how One Energy management developed and utilizes the KPI Model, including the assumptions One Energy management incorporates therein, you are encouraged to review the additional information about the KPI Model as contained in the section of this proxy statement/prospectus titled “Information About One Energy”. TRTL did not receive complete financial projections or forecast information for interim periods between the Projected Period reflected in the OE Financial Projections and the long-term forecast period covered by the Long-Term KPI Period.

For the avoidance of any doubt, neither the information incorporated in the OE Financial Projections nor information contained in the Long-Term KPI Metrics information shared by One Energy management prior to the date that the parties executed the Original BCA) was prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information (though such information was, in the view of One Energy management, was prepared on a reasonable basis, based on One Energy management’s judgment and assumptions regarding the future performance of One Power and its energy projects, and reflects One Energy management’s view of the best available estimates and judgments as of the date such forecasts and information were prepared). To One Energy management’s knowledge and belief, the OE Financial Projections and other long-term forecast described herein presented One Energy management’s views, as of the date such information was prepared, of the expected course of action and the estimated future results and performance of One Power and its projects as of such dates.

However, this information is forward-looking, is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the forecasts or prospective financial information. Further, certain information described herein incorporates forecasts over time periods lasting greater than 20 years and the risk that uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply, as prospective information by its nature becomes subject to greater uncertainty and is less predictive with each successive year. The failure to achieve assumptions in early periods could have a compounding effect on the later periods. In addition, various assumptions underlying the forecasts may prove to not have been accurate, in which case the forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. Additional information about the KPI Model, Long-Term KPIs and how One Energy management anticipates preparing forecasts that One Power expects to share publicly on a going-forward basis after the Closing can be found in the section titled “Information About One Energy”.

As further described below, One Energy management prepared the financial forecasts and projections included in this proxy statement/prospectus utilizing One Energy’s KPI Model which, in turn, incorporates, among other things, project attributes (including, without limitation, project timeline, capacity, future estimated revenues, certain information regarding renewable energy credits and prospective value that may be generated therefrom, among other information) and actual contractual terms (including, for instance, information incorporated by management into forecasts regarding amounts to be paid for power delivered, based on contracts and rates in effect as of the preparation date of applicable forecasts), historical data and One Energy management predications and estimates informed by industry information and professional experience.

The unaudited prospective financial information presented below is based on One Energy management’s estimates of forecasted project results, based on project attributes and historical data, the terms of One Energy’s long-term customer agreements in effect at the dates such information was prepared and management’s subjective view of facts and circumstance in existence as of such dates. Furthermore, the forecasts do not take into account any circumstances or events occurring after dates as of which such information was prepared, including any additional projects that may be contracted or any projects that may be terminated or abandoned during the course of the periods covered by the forecasts.

Guideline Public Company Analysis

Comparable Company Selection

In connection with TRTL’s consideration of the potential Business Combination with One Power, One Power prepared, in consultation with its financial advisor, CCM, and provided to TRTL, for use by the TRTL Board in its decision-making process regarding the proposed Business Combination and its terms, benchmarking analyses based on the business profile and prospective financial results of One Power relative to existing publicly traded companies. Although One Power does not have a directly comparable publicly traded company, One Power management regards aspects of One Power’s business as comparable to public companies categorized as “Renewables Producers,” and/or whose businesses involve “Power Grid and Management Solutions” and “Energy Transition,” as further described below, which were used for purposes of a comparables benchmarking analysis. The following factors were considered in determining the appropriateness of comparability for each category: customer base and contracts, capital structure and funding sources, environmental impact and competitive positioning. The companies in each of the “Renewables Producers,” “Power Grid and Management Solutions” and “Energy Transition” categories used in the benchmarking analysis have some business model similarity to One Power, which make them relevant for comparison and valuation purposes, though none of the selected companies have characteristics identical to One Power.

The benchmarking analysis provided by One Power to TRTL and used by the TRTL Board and the categories of public companies incorporated therein can be summarized as follows:

•

Renewables Producers: These companies are generally involved in the direct production and generation of renewable energy. They generate revenues by a combination of development, acquisition and ownership of renewable assets with predictable, long-term cash flows. One Power’s fully verticalized integrated business model has similarities to the companies in this category such as installing behind-the-meter solutions to world-class, industry-leading, repeat customers in the Heartland on take-or-pay, long term contracts.

Companies in the Renewables Producers category include Clearway, EcoRenewables, NextEra EnergyPartners, Envavis and Boralex.

•

Power Grid and Management Solutions: The businesses of companies in this category involve designing, developing and implementing advanced power grid infrastructure and management solutions; many of these companies are also involved in connecting renewable energy sources to the grid and generate revenues by providing grid optimization services, energy storage solutions and demand-side management solutions. One Power’s fully verticalized integrated business model has similarities to the companies in this category such as building, energizing, and managing a fully digital substation. Companies in this category tend to operate in markets impacted by key drivers that are similar to some factors affecting One Power’s business and results of operations, including evolving energy policies, increasing demand for grid stability, and the transition to cleaner energy sources.

Companies in the Power Grid and Management Solutions category include: Sunnova, Altus Power, SolarEdge and Ameresco.

•

Energy Transition: The businesses of companies in this category involve facilitating the shift from traditional fossil fuel-based energy sources to cleaner and more sustainable alternatives. A select few of these companies are global energy technology companies operating in diversified energy segments and provide various renewable solutions through different energy sources. Similar to One Power’s business, these select public companies provide environmentally sustainable renewable technology. However, One Power has a dedicated focus on wind energy generation and energy management.

Companies in the Energy Transition category include: Hannon Armstrong, EVgo, Nucale, Enphase, ChargePoint, Bloom Energy and Stem.

Comparable Company Valuation Approach

As further described under the heading “Recommendation of the TRTL Board and Reasons for the Business Combination” above, the TRTL Board relied on many factors in its decision-making process regarding the proposed Business Combination; a comparable company analysis was one of the reference points that the TRTL Board used to assess the value that the public markets may ascribe to One Power as a public company following the proposed Business Combination. TRTL focused its comparable company analysis on a comparison of the ratio of forward-looking enterprise value (“EV”), incorporating 2024 estimated information obtained from publicly available sources, including public filings accessed via Edgar and data obtained through Fact Set, in each case accessed as of August 1, 2023, to expected future revenues of the three categories of comparable companies displayed below:

	Renewable Producers	Power Grid and Management Solutions	Energy Transition
Median 2024 EV / Revenue	8.2x	5.0x	6.4x

Sources: SEC filings and publicly available investor presentations accessed via Edgar and FactSet accessed as of August 1, 2023.

The forecasted 2024E business growth profile of One Power determined based on the OE Financial Projections described in further detail above was compared to implied future revenue multiples for the growth profiles of the comparable companies in the selected categories. The median trading multiple for Renewables Producers included the comparative analysis trade at approximately 8.2x future revenue; the median trading multiple for Power Grid and Management Solutions companies included in the comparative analysis is estimated to be 5.0x future revenue; and the median trading multiple for Energy Transition companies included in the comparative analysis is estimated to be 6.4x future revenue. Renewables Producers’ businesses generally have a more mature financial profile but have lower expected growth rates than peers in Power Grid and Management Solutions and Energy Transition. Comparable companies in the Power Grid and Management Solutions category generally have less contracted revenue, have higher expected growth and trade at a discount versus peers in Renewable Producers and Energy Transition. Because of the development of proprietary technologies, comparable companies in the Energy Transition category tend to have more forward-looking estimates and thus have higher expected growth and trade at a premium versus peers in Power Grid and Management Solutions but at a discount to peers in Renewable Producers.

A future total EV/revenue multiple of 8.0x was applied to One Power’s 2024 estimated revenues of approximately $42 million, in the “Case I” scenario included in the OE Financial Projections (as further described above), and approximately $76 million, in the “Case II” scenario included in the OE Financial Projections (as also further described above under the heading “One Power Financial Projections”). This multiple was chosen because it represented an estimated seventy-fifth (75th) percentile of management to the TRTL board. One Power’s 2024E revenue was used, as One Energy management considers 2024 a reasonable timeframe to estimate future One Power revenues, given the long-term nature of One Energy’s contacts and associated projects, together with One Energy management estimates and assumptions regarding certain representative projects incorporated in the Case II scenario, which One Energy management believed reasonable as of the applicable Financial Forecast Date(s), based on historical data, industry knowledge and professional experience, in each case as further described in this Background of the Business Combination section. This methodology produced an implied EV range for One Power of $336 million to $608 million, based on public comparables. Based on this review, TRTL noted that an 8.0x multiple to 2024E revenue compared favorably to the comparable public company valuations due to One Power’s strong market position, long-term customer contracts and capital efficient business model, leading to higher expected growth rates relative to comparable public companies.

Satisfaction of 80% Test

It is a requirement under the NYSE listing rules that any business acquired by TRTL have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discount and net of taxes payable on income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. As of the date of the execution of the Original BCA, the balance of the funds in the Trust Account was $359.42 million (excluding the deferred underwriting discount and taxes payable on income earned on the Trust Account) and 80% thereof represents approximately $287.54 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the TRTL Board looked at Adjusted Equity Value of One Energy of approximately $300.00 million (excluding the Company Earnout and without taking into consideration any adjustments to Adjusted Equity Value at Closing based on net indebtedness of One Energy at the time the proposed Business Combination is consummated in accordance with the terms of the Business Combination Agreement). After consideration of the factors identified and discussed in the section of this proxy statement/prospectus titled “Recommendation of the TRTL Board and Reasons for the Business Combination”, including the review and analyses of information about One Energy conducted by TRTL, including a comparison of comparable companies, the TRTL Board determined that One Energy had a fair market value of at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting discount and net of taxes payable on income earned on the Trust Account) as of the date the Business Combination Agreement was executed.

Redemption Rights

In connection with any shareholder meeting called to approve a proposed initial business combination, each Public Shareholder will have the right, regardless of whether he is voting for or against such proposed business combination, to redeem each of his or her Public Shares for a pro rata share of the Trust Account upon consummation of the business combination.

TRTL may also require Public Shareholders wishing to exercise redemption rights, whether they are a record holder or hold their shares in “street name,” to either tender the certificates they are seeking to redeem to TRTL’s transfer agent or to deliver the share certificates (if any) and other redemption forms they are seeking to redeem to the transfer agent electronically using DTC’s DWAC System, at the holder’s option, at any time at or prior to the vote on the business combination. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming holder. The foregoing is different from the procedures used by traditional blank check companies. In order to perfect redemption rights in connection with their business combinations, many traditional blank check companies would distribute proxy materials for the shareholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise its redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for it to deliver its certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which it could monitor the price of the company’s stock in the market. If the price rose above the Redemption Price, it could sell its shares in the open market before actually delivering his certificates (if any) and other redemption forms to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become an “option” right surviving past the consummation of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the closing of the shareholder meeting ensures that a holder’s election to redeem is irrevocable once the business combination is completed.

Pursuant to its Current Charter, TRTL is required to give a minimum of ten days’ notice for each general meeting. As a result, if TRTL requires Public Shareholders who wish to redeem their Ordinary Shares for a pro rata portion of the funds in the Trust Account to comply with the foregoing delivery requirements, holders may not have sufficient time to receive the notice and deliver their certificates (if any) and other redemption forms for redemption. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain TRTL’s securities when they otherwise would not want to.

If TRTL requires Public Shareholders who wish to redeem their Ordinary Shares to comply with specific delivery requirements for redemption described above and such proposed business combination is not consummated, TRTL will promptly return such certificates to the tendering Public Shareholders.

Please see the risk factor titled “If TRTL requires Public Shareholders who wish to redeem their Public Shares to comply with the delivery requirements for redemption, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the proposed business combination is not approved.”

Once the shares are redeemed by the beneficial holder, and effectively redeemed by TRTL under Cayman Islands law, the transfer agent will then update TRTL’s Register of Shareholders to reflect all redemptions.

Material U.S. Federal Income Tax Consequences of the Domestication and the Business Combination to TRTL Shareholders

The following description sets forth the material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of Ordinary Shares and the Business Combination following Domestication. It does not address U.S. federal income tax consequences of the Domestication or Business Combination on other TRTL securities. The following description addresses the U.S. federal income tax consequences to (i) U.S. Holders and Non-U.S. Holders (as defined below) of Ordinary Shares that elect to have their Ordinary Shares redeemed for cash if the Business Combination is completed, (ii) U.S. Holders that participate in the Business Combination, and (iii) Non-U.S. Holders of owning and disposing of TRTL common stock after the Domestication. For purpose of the following description relating to U.S. federal income tax consequences of the Domestication to the U.S. Holders of Ordinary Shares, the term “Company” refers to the Delaware corporation into which TRTL will be transferred by way of continuation in the Domestication and the combined company immediately following the Business Combination. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

For purposes of this description, a “U.S. Holder” means a beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Ordinary Shares that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this description considers only holders that hold Ordinary Shares as capital assets within the meaning of Section 1221 of the Code. This description does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	specified expatriates or former long-term residents of the United States;

•	persons that acquired Ordinary Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold Ordinary Shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations;

•	passive foreign investment companies;

•

partnerships (or other entities classified as partnership for U.S. federal income tax purposes) or partners in such partnerships or entities classified for U.S. federal income tax purposes as a “disregarded entity”;

•	persons required to accelerate the recognition of any item of gross income with respect to TRTL Shares as a result of such income being recognized on an applicable financial statement;

•	persons who actually or constructively own 5 % or more of Ordinary Shares by vote or value (except as specifically provided below); or

•	the Sponsor or its affiliates.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as described herein, any tax reporting obligations of a holder of Ordinary Shares. Additionally, this description does not address the tax treatment of partnerships or other pass-through entities or entities classified for U.S. federal income tax purposes as a “disregarded entity” or persons who hold Ordinary Shares through such entities. If a partnership (or other entity classified as a partnership or treated as a disregarded entity for U.S. federal income tax purposes) is the beneficial owner of Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership or owner of the disregarded entity will generally depend on the status of the partner or owner and the activities of the partnership or disregarded entity. This description also assumes that any distribution made (or deemed made) on Ordinary Shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Ordinary Shares is made in U.S. dollars.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF

COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. TRTL URGES BENEFICIAL OWNERS OF ORDINARY SHARES WHO CHOOSE TO EXERCISE THEIR CONVERSION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE DOMESTICATION TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION AND OWNING AND DISPOSING OF ORDINARY SHARES AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders of Ordinary Shares

The Domestication will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes.

Consequently, except as otherwise provided below in the section entitled “-PFIC Considerations,” and “-Effects of Section 367 to U.S. Holders of Ordinary Shares,” a U.S. Holder of Ordinary Shares will not recognize gain or loss upon the exchange of its Ordinary Shares solely for TRTL common stock pursuant to the Domestication. A U.S. Holder’s aggregate tax basis in the TRTL common stock received in connection with the Domestication will generally be the same as its aggregate tax basis in the Ordinary Shares surrendered in the transaction. In addition, the holding period of TRTL common stock received in the Domestication generally will include the holding period of Ordinary Shares surrendered in the Domestication.

Tax Consequences of the Business Combination to U.S. Holders of TRTL Common Shares after the Domestication

It is the opinion of TRTL’s counsel, Ellenoff Grossman & Schole LLP, that the Business Combination will qualify as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not successfully challenge this position, and if so then the exchange of TRTL common stock for Pubco common stock will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The remainder of this discussion is based on counsel’s opinion that the Business Combination will qualify as an exchange described in Section 351 of the Code. In rendering this opinion, counsel may require and rely upon representations contained in letters and certificates to be received from TRTL and One Energy. If the letters or certificates are incorrect, the conclusions reached in the tax opinion could be jeopardized. In addition, the opinion will be subject to certain qualifications and limitations as set forth therein. Based on counsel’s opinion that the Business Combination will qualify as an exchange described in Section 351(a) of the Code, a U.S. Holder that receives Pubco Common Shares in exchange for TRTL common stock in the Business Combination generally will not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco Common Shares received in the Business Combination by a U.S. Holder will be equal to the adjusted tax basis of the TRTL common stock exchange there for. The holding period of the Pubco Common Shares will include the holding period during which the TRTL common stock exchanged therefor were held by such U.S. Holder (which, as discussed above, will include the holding period of any Ordinary Shares surrendered in the Domestication).

There is no direct authority addressing the tax treatment of the receipt of the CSRs. Therefore, the tax consequences of receiving CSRs is uncertain. We intend to take the position that, except as otherwise described below with respect to imputed interest income, the issuance of CSRs will be a tax-free deferred payment obligation to the U.S. Holders, and accordingly U.S. Holders would generally not recognize gain or loss upon the receipt of such CSRs and any additional Pubco Common Shares pursuant to the CSRs.

However, due to the lack of authority regarding the tax treatment of the receipt of the CSRs, there is a material possibility that the IRS could successfully challenge the above-described tax-free treatment of the issuance of the CSRs and any additional Pubco Common Shares pursuant to the CSRs. If so, then the receipt of the CSRs by U.S. Holders could result in the recognition of gain by such U.S. Holders up to the fair market value of such CSRs (but in no event greater than the amount of gain such U.S. Holders would recognize if the U.S. Holders sold their TRTL common stock for their fair market value).

Notwithstanding the foregoing, even if the receipt of CSRs is generally tax-free to U.S. Holders, imputed interest income will nevertheless be imposed on U.S. Holders at the time of receipt of any additional Pubco Common Shares pursuant to the CSRs, based on discounting at the applicable federal rate at the time of receipt back to the date of the Business Combination.

Each U.S. Holder receiving Pubco Common Shares and/or CSRs should consult with its own tax advisor as to the allocation of its tax basis among such securities. A U.S. Holder will have a full fair market value tax basis in any shares received pursuant to the CSRs that are treated as interest.

The Receipt of Pubco Warrants in the Business Combination

If the Business Combination qualifies as an exchange pursuant to Section 351(a) of the Code, a U.S. Holder of only TRTL Warrants would realize and recognize gain or loss in such exchange in an amount equal to the difference between the fair market value of Pubco Warrants received by such U.S. Holder in the Business Combination and the adjusted tax basis of TRTL Warrants surrendered by such U.S. Holder in the Business Combination. If such U.S. Holder surrenders both TRTL Common Shares and TRTL Warrants in the Business Combination in exchange for both Pubco Common Shares and Pubco Warrants, such U.S. Holder of TRTL Common Shares and TRTL Warrants will be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such U.S. Holder (generally, the excess of (x) the sum of the fair market value of the TRTL Common Shares and TRTL Warrants over (y) such U.S. Holder’s aggregate adjusted tax basis in the TRTL Common Shares and TRTL Warrants) and (ii) the fair market value of the Pubco Warrants received by such U.S. Holder in such exchange. As a result of such an exchange, such U.S. Holder will have a tax basis in the Pubco Common Shares equal to the tax basis in the TRTL Common Shares and TRTL Warrants surrendered, plus any gain recognized in the exchange, less the fair market value of the Pubco Warrants received. In addition, such U.S. Holder’s tax basis in the Pubco Warrants will be fair market value determined on the date of the Business Combination. In addition, the holding period for the Pubco Common Shares will include the period during which the U.S. Holder held its TRTL Common Shares, and the holding period for the Pubco Warrants will start on the day after the Business Combination.

In the event that the Business Combination does not qualify as a non-recognition transaction pursuant to Section 351 of the Code, generally, the Business Combination will be treated as a taxable sale or exchange of TRTL Warrants or TRTL Warrants and TRTL Common Shares, as may be applicable to any particular U.S. Holder, by U.S. Holders in exchange for Pubco Warrants or Pubco Warrants and Pubco Common Shares, as may be applicable.

U.S. Holders of TRTL Warrants are urged to consult with their tax advisors regarding the treatment of their warrants in connection with the Business Combination.

PFIC Considerations

Even if the Domestication qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Domestication may still be a taxable event to U.S. Holders of Ordinary Shares under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below.

Effect of PFIC Rules on the Domestication

Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a

U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Ordinary Shares for TRTL common stock in the Domestication if TRTL were classified as a PFIC at any time during such U.S. Holder’s holding period in the Ordinary Shares. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules described below under “Definition and General Taxation of a PFIC.” The proposed Treasury Regulations under Section 1291(f) would not apply to an Electing Shareholder (as defined below) with respect to its Ordinary Shares for which a timely QEF election, QEF election with a purging election, or MTM election is made, as each such election is described below.

Definition and General Taxation of a PFIC

A non-U.S. corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least 25% of the shares by value, is passive income (the “gross income test”) or (b) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income (the “asset test”). Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

Pursuant to a “start-up exception”, a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Taking into account all relevant facts and circumstances, however, there is a material risk that TRTL will not be eligible for the “start-up exception.” If TRTL is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares and the U.S. Holder did not make either (a) a timely “qualified election fund” (QEF) election for TRTL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (MTM) election, all of which are described further below, such U.S. Holder generally will be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares.

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of TRTL’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if TRTL is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat TRTL as a QEF, under Section 1295 of the Code, for TRTL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as described below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.”

A U.S. Holder’s ability to make a QEF election with respect to its Ordinary Shares is contingent upon, among other things, the provision by TRTL of certain information that would enable the U.S. Holder to make and maintain a QEF election. TRTL will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that TRTL will timely provide such information that is required to make and maintain the QEF election.

As indicated above, if a U.S. Holder of Ordinary Shares has not made a timely and effective QEF election with respect to TRTL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Ordinary Shares for their fair market value on the “qualification date.” The qualification date is the first day of TRTL’s tax year in which TRTL qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the Ordinary Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Ordinary Shares and for which TRTL is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Ordinary Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted basis in its Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Ordinary Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Ordinary Shares should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders of Ordinary Shares

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a) of the Code. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Ordinary Shares on the date of the Domestication.

A. U.S. Holders Whose Ordinary Shares Have a Fair Market Value of $50,000 or More and Who Own More Than 10% of the Voting Power or Value of TRTL

A U.S. Holder who, on the date of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power or value of TRTL (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the Ordinary Shares it directly owns. A U.S. Holder’s ownership of Warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power or value of TRTL. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power or value of TRTL and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Ordinary Shares is the net positive earnings and profits of TRTL attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares.

B. U.S. Holders Whose Ordinary Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10% of the Voting Power and Value of TRTL

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) Ordinary Shares with a fair market value of $50,000 or more but owns less than 10% of the total combined voting power and value of TRTL will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to TRTL common stock received in the Domestication in an amount equal to the excess of the fair market value of TRTL common stock received over the U.S. Holder’s adjusted tax basis in the Ordinary Shares deemed surrendered in the Domestication.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i) a statement that the Domestication is a Section 367(b) exchange;

(ii) a complete description of the Domestication;

(iii) a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v) a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from TRTL establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Ordinary Shares, and (B) a representation that the U.S. Holder has notified TRTL that the U.S. Holder is making the election; and

(vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to TRTL no later than the date such tax return is filed. In connection with this election, TRTL may in its discretion provide each U.S. Holder eligible to make such an election with information regarding TRTL’s earnings and profits upon request.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C. U.S. Holders that Own Ordinary Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively) Ordinary Shares with a fair market value less than $50,000 will not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally will not be required to include any part of the “all earnings and profits amount” in income.

All U.S. Holders of Ordinary Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Material U.S. Federal Income Tax Consequences to Redemption

Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash

This section makes references to holders of Ordinary Shares that elect to have their Ordinary Shares “converted” for cash. For purposes of this description, “conversion” refers to the process of requesting that a holder’s Ordinary Shares be redeemed for cash in accordance with the terms of the Current Charter and with applicable Cayman Islands law.

This section is addressed to U.S. Holders of Ordinary Shares that elect to have their Ordinary Shares redeemed for cash and is subject in its entirety to the description of the “passive foreign investment company” or “PFIC” rules as discussed above under the section entitled “- Tax Consequences of the Domestication to U.S. Holders of TRTL Shares  -  U.S. Holders  -  PFIC Considerations.” For purposes of this description, a “Converting U.S. Holder” is a U.S. Holder that so converts its Ordinary Shares into cash.

Except as described in the following paragraph and as described in the PFIC rules above, a Converting U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received on the conversion and such shareholder’s adjusted basis in the Ordinary Shares exchanged if the conversion completely terminates the Converting U.S. Holder’s interest in TRTL (taking into account certain constructive ownership rules). A U.S. Holder’s adjusted tax basis in its Ordinary Shares will generally be equal to the cost of such Ordinary Shares. A U.S. Holder who purchased Ordinary Shares in the IPO generally will have a tax basis in the Ordinary Shares that were part of the units equal to the portion of the purchase price of such units allocated to the Ordinary Shares (such allocation based on the relative fair market value of the Ordinary Shares and the Warrants at the time). This gain or loss will be long-term capital gain or loss if the holding period of such stock is more than one year at the time of the exchange. It is possible that because of the conversion rights associated with the Ordinary Shares, the holding period of such shares may not be considered to begin until the date of such conversion (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of Ordinary Shares (generally, shares of TRTL purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon conversion that does not completely terminate the Converting U.S. Holder’s interest will still give rise to capital gain or loss, if the conversion is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the conversion is substantially disproportionate or not essentially equivalent to a dividend with respect to a Converting U.S. Holder, that Converting U.S. Holder is deemed to own not only shares actually owned, but also, in some cases, shares such holder may acquire pursuant to options (including shares that may be acquired pursuant to the Warrants) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the conversion will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership of the outstanding voting shares (including all classes that carry voting rights) of TRTL is reduced immediately after the conversion to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the conversion; (ii) the Converting U.S. Holder’s percentage ownership of the outstanding Ordinary Shares (both voting and nonvoting) immediately after the conversion is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the conversion; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the conversion, less than 50% of the total combined voting power of all classes of shares of TRTL entitled to vote. Whether the conversion will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. At a minimum, however, the conversion must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of TRTL. If the shareholder’s relative interest in the corporation is minimal and the shareholder does not have meaningful control over the corporation, and taking into account the effect of Redemptions by other shareholder’s, its percentage ownership (including constructive ownership) is reduced as a result of the Redemption, such U.S. Holder would generally be regarded as having a meaningful reduction in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any Redemption of its Ordinary Shares.

If none of the tests described above applies and subject to the PFIC rules described above, the consideration paid to the Converting U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of TRTL’s current or accumulated earnings and profits. Any distribution in excess of earnings and profits will reduce the Converting U.S. Holder’s basis in the Ordinary Shares (but not below zero) and any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares. U.S. Holders of Ordinary Shares considering exercising their conversion rights should consult their own tax advisors as to whether the conversion will be treated as a sale or as a distribution under the Code.

Non-U.S. Holders

Tax Consequences for Non-U.S. Holders of Owning and Disposing of TRTL common stock

Distributions on TRTL common stock

Distributions of cash or property to a Non-U.S. Holder in respect of TRTL common stock received in the Domestication will constitute dividends for U.S. federal income tax purposes to the extent paid from TRTL’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds TRTL’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in TRTL common stock. Any remaining excess will be treated as capital gain and will be treated as described below under “- Gain on Disposition of TRTL common stock.”

Dividends paid to a Non-U.S. Holder of TRTL common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S.

Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of TRTL common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as described below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if TRTL common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of TRTL common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim or refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of TRTL common stock

Subject to the description of backup withholding below, any gain realized by a Non-U.S. Holder on the taxable disposition of TRTL common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•

The Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of TRTL common stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such Shares, as applicable, at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the Shares disposed of. There can be no assurance that shares of TRTL common stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

The Company does not believe it is and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether the Company is or will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that the Company will not become such a corporation in the future.

Tax Consequences to Non-U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash

This section is addressed to Non-U.S. Holders of Ordinary Shares that elect to have their Ordinary Shares converted for cash. For purposes of this section of this proxy statement/prospectus, “conversion” of shares for cash means the process of exercising a holder’s right to redeem its shares for cash as further described in this proxy statement/prospectus. For purposes of this description, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that so converts its Ordinary Shares.

Except as otherwise described in this section, a Converting Non-U.S. Holder who elects to have its Ordinary Shares converted for cash will generally be treated in the same manner as a Converting U.S. Holder for U.S. federal income tax purposes. See the description above under “-U.S. Holders  -  Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash.”

A Converting Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:

•

such Converting Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the Redemption takes place and certain other conditions are met; or

•

such Converting Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Converting Non-U.S. Holder will generally be subject to the same treatment as a Converting U.S. Holder with respect to the exchange, and a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

With respect to any Redemption of Ordinary Shares for cash that is treated as a distribution rather than a sale, any amount treated as dividend income to a Converting Non-U.S. Holder will generally be subject to U.S. withholding tax at a rate of 30%, unless the Converting Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable income tax treaty. However, dividends received by a Converting Non-U.S. Holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a United States permanent establishment of the Converting Non-U.S. Holder), will be taxed as described above under “- U.S. Holders  -  Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash.” In addition, dividends received by a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes that are effectively connected with the holder’s conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Converting Non-U.S. Holders of Ordinary Shares considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.

This section makes references to holders of Ordinary Shares that elect to have their Ordinary Shares “converted” for cash as described in the section entitled “Special Meeting - redemption rights.” For purposes of this description, “conversion” refers to the process of requesting that a holder’s Ordinary Shares be redeemed for cash in accordance with the terms of the Current Charter and with applicable Cayman Islands law.

Information Reporting and Backup Withholding

TRTL must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of TRTL common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including TRTL common stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of TRTL common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of TRTL common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of TRTL common stock.

Anticipated Accounting Treatment

For a discussion summarizing the anticipated accounting treatment of the Business Combination, please see “Unaudited Proforma Condensed Combined Financial Information- Assuming No Additional Redemption (Scenario 1) and “Unaudited Proforma Condensed Combined Financial Information- Assuming Maximum Redemption (Scenario 2).”

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, (i) except for filings with the Cayman Islands Registrar of Companies and Delaware Secretary of State necessary to effectuate the Domestication, and (ii) the Business Combination and filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act.

Appraisal Rights

Shareholders of TRTL do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that TRTL’s entry into the Business Combination Agreement, the consummation of the transactions contemplated by the Business Combination Agreement, including the issuance of the consideration thereunder, and the performance by TRTL of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

If any of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal or the Director Election Proposal fails to receive the required shareholder approval, the Business Combination will not be completed.

Recommendation of TRTL Board with Respect to the Business Combination Proposal

THE TRTL BOARD RECOMMENDS THAT THE TRTL SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL 4: THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, TRTL is asking TRTL’s shareholders to consider and vote upon and to approve a proposal to replace the Interim Charter with the amended and restated certificate of incorporation (the “Proposed Charter”), substantially in the form attached to this proxy statement/prospectus as Annex D, to be effective upon the consummation of the Business Combination (the “Charter Proposal”). The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Charter Proposal will have no effect, even if approved by TRTL’s shareholders. The Charter Proposal is not conditioned on the separate approval of the Organizational Documents Proposals.

Proposed Amended and Restated Certificate of Incorporation of the Company

The following table sets forth a summary of the principal changes proposed to be made between the Interim Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the proposed Interim Charter, a copy of which is attached to this proxy statement/prospectus as Annex B, and the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex D. All stockholders are encouraged to read each of the proposed Interim Charter and the Proposed Charter in their entirety for a more complete description of their terms.

Provision	Interim Charter	Proposed Charter
Removal of Directors

Subject to Section 5.05 of the Interim Charter, any or all of the directors may be removed from office with or without cause by the affirmative vote of holders of a majority of the then-outstanding shares of capital stock of TRTL entitled to vote generally in the election of directors, voting together as a single class.

See Article V, Section 5.04 of the Interim Charter.

Any director or the entire board may be removed from office, with or without cause by the affirmative vote of holders of a majority of the then-outstanding shares of capital stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

See Article V, Section 5.04 of the Proposed Charter.

Stockholder Actions	The annual meeting of stockholders of TRTL shall be held at such date and time as shall be designated from time to time by the TRTL Board. Subject to the rights of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, special meetings of stockholders of TRTL may be called only by the chairman of the TRTL Board chief executive officer of TRTL, or the TRTL Board pursuant to a resolution adopted by a majority of the	The Proposed Charter will provide that subject to the rights, if any, of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, special meetings of stockholders of the Company may be called only by the Pubco Board pursuant to a resolution adopted by a majority of the Company Board. Except as may be otherwise provided for or fixed pursuant to the Proposed Charter relating to the rights of the holders of any outstanding series of

Provision	Interim Charter	Proposed Charter

TRTL Board, and the stockholders of record, owning not less than 10% of the entire capital stock of TRTL issued and outstanding and entitled to vote. Any action required or permitted to be taken by the stockholders of TRTL may be effected by written consent of the stockholders holding the requisite number of shares required to approve such action.

See Article VII of the Interim Charter.

preferred stock, any action required or permitted to be taken by the stockholders of the Company must be effected by a duly called annual or special meeting of such stockholders.

See Article VII of the Proposed Charter.

Charter Amendments

The Interim Charter provides that an amendment of such Interim Charter shall be in accordance with the DGCL, which generally requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of any class entitled to vote thereon as a class, if any. Generally, the DGCL standard used for amendment to TRTL’s Interim Charter described above will apply. However, an amendment to Article IX of the Interim Charter relating to a “business combination” cannot be made without the affirmative vote of at least two-thirds of the votes of the shares entitled to vote thereon which were present at the meeting and were voted, or a resolution consented to in writing by holders of all of the votes of all of the shares entitled to vote thereon.

See Article XI of the Interim Charter.

The Proposed Charter provides that an amendment shall be in accordance with the DGCL, which generally requires (1) the approval of the Company Board, (2) the approval of the holders of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of any class entitled to vote thereon as a class, if any.

See Article IX of the Proposed Charter.

Provision	Interim Charter	Proposed Charter

Name of the Company	TortoiseEcofin Acquisition Corp. III See Article I, Section 1.01 of the Interim Charter.	One Power Company See Article I of the Proposed Charter.

Provisions Specific to a Blank Check Company and Variation of Rights of Shares Prior to a Business Combination

The Interim Charter contains provisions in Article IX in connection with the mechanics and logistics relating to a Business Combination, and such provisions cannot be amended without a resolution approved at a duly convened and constituted meeting of the stockholders of TRTL by the affirmative vote of at least two-thirds of the votes of the shares entitled to vote thereon which were present at the meeting and were voted, or a resolution consented to in writing by holders of all of the votes of all the shares entitled to vote thereon.

The Interim Charter also contains provisions in Article IV, Section 4.05 designed to provide certain rights and protections to TRTL’s common stockholders. Where all or any of the rights of a class of shares are varied by a division into different classes of shares, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

See Article IX and Article IV, Section 4.05 of the Interim Charter.

The Proposed Charter does not include blank check company provisions or other provisions applicable prior to a Business Combination, such as Article IX of the Interim Charter, because, upon consummation of the Business Combination, Pubco will not to be a blank check company.

No corresponding provisions in the Proposed Charter.

Provision	Interim Charter	Proposed Charter
Common Stock; Preferred Stock	TRTL’s Interim Charter authorizes 505,000,000 shares consisting of (i) 500,000,000 shares of common stock and (iii) 5,000,000 shares of preferred stock. See Article IV of the Interim Charter.

The Proposed Charter will provide for, upon completion of the Business Combination, an increase of the authorized capital stock from [  ] shares, consisting of (i) [  ] shares of common stock and (ii) [  ] shares of preferred to stock, to [  ] shares, consisting of (1) [  ] shares of common stock and (2) [  ] shares of preferred stock.

See Article IV of the Proposed Charter.

Proposed Bylaws

In addition, below is a summary of the Proposed Bylaws. This summary is qualified by reference to the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the Bylaws in its entirety for a more complete description of its terms.

Pursuant to the Proposed Bylaws, Pubco shall maintain a registered office as set forth in the Proposed Charter. All meetings of stockholders shall be held at such place, if any, as may be designated from time to time by the Pubco Board and stated in the notice of the meeting.

Except as otherwise provided by applicable law, the Proposed Charter or the Proposed Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of Pubco representing a majority of the voting power of all outstanding shares of capital stock of the Company entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting. Any meeting of stockholders, annual or special, if a quorum shall not be presented or represented, may be adjourned by the chair of the meeting or a majority in voting power, from time to time, to reconvene at the same or some other place. At the adjourned meeting the stockholders, Pubco may transact any business which might have been transacted at the original meeting.

At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Unless otherwise required by law, the Proposed Charter, or the Proposed Bylaws, the election of directors shall be decided by a majority of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election; provided, however, that, if Pubco’s secretary determines that the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes properly cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless otherwise provided by applicable law, the Proposed Charter or the Proposed Bylaws. No business may be transacted at an annual meeting of stockholders, other than business that is either specified in the notice of meeting given by or at the direction of the Pubco Board, otherwise properly brought before the annual meeting by or at the direction of the Pubco Board or otherwise properly brought before the annual meeting by any stockholder of Pubco who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice and who complies with the notice procedures set forth in the Proposed Bylaws. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; provided, however, that nothing herein shall prohibit the Pubco Board from submitting matters to the stockholders at any special meeting requested by stockholders.

The business and affairs of the Company shall be managed by or under the direction of the Pubco Board, which may exercise all such powers of the Company except as otherwise provided by law, by the Proposed Charter or by the Proposed Bylaws. Directors need not be stockholders or residents of the State of Delaware. The number of directors shall be fixed from time to time solely by resolution of a majority of the total number of directors that Pubco would have if there were no vacancies. The initial number of directors shall be seven (7).

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of Pubco, except as may be otherwise provided by the terms of one or more series of preferred stock with respect to the rights of holders of one or more series of preferred stock to elect directors. In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice of nomination to the Secretary must be received by the Secretary at the principal executive offices of Pubco (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (A) the close of business on the 90th day before the meeting or (B) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by Pubco; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by Pubco.

A majority of the Pubco Board shall constitute a quorum for the transaction of business at any meeting of the Pubco Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Pubco Board, except as may be otherwise specifically provided by applicable law, the Proposed Charter or the Proposed Bylaws. A majority of the directors present at any meeting of the Pubco Board, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place.

The Pubco Board may, by resolution of the Pubco Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. Each committee shall keep regular minutes of its meetings. Any committee established shall have and may exercise all of the powers and authority of the Pubco Board in the management of the business and affairs of Pubco, and may authorize the seal of Pubco to be affixed to all papers that may require it. At meetings of a committee, unless the Pubco Board provides otherwise, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. Unless the Pubco Board otherwise provides and except as provided in the Proposed Bylaws, each committee designated by the Pubco Board may make, alter, amend and repeal rules for the conduct of its business.

The officers of Pubco shall be chosen by the Pubco Board and shall include a Chief Executive Officer, a President, a Treasurer and a Secretary. The Pubco Board, in its discretion, may also elect one or more vice presidents, assistant treasurers, assistant secretaries, and other officers in accordance with the Bylaws. Any two or more offices may be held by the same person. The Chairman of the Pubco Board shall preside when present at all meetings of the stockholders and the Pubco Board, or in his or her absence or inability to act, the Chief Executive Officer, or, in his or her absence or inability to act, the officer or director whom the Pubco Board shall appoint. The Chief Executive Officer shall have general supervision, direction and control of the business of Pubco and over its officers. The Chief Executive Officer shall perform all duties incident to the office of the Chief Executive Officer, and any other duties as may be from time to time assigned to the Chief Executive

Officer by the Pubco Board, in each case subject to the control of the Pubco Board. The elected officers of the Company shall be appointed by the Pubco Board and shall hold office until their successors are duly elected and qualified by the Pubco Board or until their earlier death, resignation, or removal from office. Generally, any officer elected by the Pubco Board may be removed, with or without cause, at any time by the Pubco Board; provided, however, Jereme Kent, who will serve as the initial Chief Executive Officer of Pubco, may only be removed as Chief Executive Officer of Pubco by the unanimous consent of the Pubco Board, excluding Mr. Kent.

The shares of stock of Pubco shall be represented by certificates; provided that the Pubco Board may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock

To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, Pubco shall indemnify and hold harmless such persons, and advance such expenses, on such terms as set forth in the Proposed Charter and the Bylaws. The rights to indemnification and advancement of expenses conferred on any indemnitee by the Proposed Charter shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under applicable law, the Proposed Charter, the Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise. Pubco may purchase and maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of Pubco or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not Pubco would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Interim Charter, attached as Annex B to the proxy statement/prospectus in respect of the meeting, be amended and restated and replaced in its entirety by the Proposed Charter, in the form appended to the accompanying proxy statement/prospectus as Annex D, to be effective upon the consummation of the Business Combination.”

Vote Required for Approval

The approval of the Charter Proposal will require a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS THAT TRTL’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

PROPOSALS 5 - 10: THE ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

As required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions, TRTL is requesting that TRTL’s shareholders vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions in the Proposed Charter, which are separately being presented. These separate votes are not otherwise required by Cayman Islands law or Delaware law separate and apart from the Charter Proposal. Accordingly, the votes regarding the Advisory Charter Proposals are advisory votes, and are not binding on TRTL or the TRTL Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, TRTL intends that the Proposed Charter will take effect upon the Closing (assuming approval of the Charter Proposal).

Proposal 5

TRTL’s shareholders are being asked to approve provisions to be included in the Proposed Charter providing that directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

Proposal 6

TRTL’s shareholders are being asked to approve provisions to be included in the Proposed Charter providing that (i) stockholder special meetings may only be called by the Pubco Board pursuant to a resolution adopted by a majority of the Pubco Board and (ii) stockholders may only act at annual and special meetings and not by written consent.

Proposal 7

TRTL’s shareholders are being asked to approve provisions to be included in the Proposed Charter providing that any amendment of the Proposed Charter and that any amendment of the Proposed Bylaws requires either (i) a resolution adopted by a majority of the Pubco Board or (ii) the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of Pubco entitled to vote on such amendment.

Proposal 8

TRTL’s shareholders are being asked to approve provisions to be included in the Proposed Charter changing the post-Business Combination company’s corporate name to “One Power Company.”

Proposal 9

TRTL’s shareholders are being asked to approve provisions to be included in the Proposed Charter to remove certain provisions related to TRTL’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

Proposal 10

TRTL’s shareholders are being asked to approve provisions to be included in the Proposed Charter increasing the total number of authorized shares of all classes of stock to [   ] shares, each with a par value of $0.0001 per share, consisting of (i) [   ] shares of Common Stock and (ii) [   ] shares of preferred stock.

Reasons for the Approvals of the Organizational Documents Proposals

Director Removal

The TRTL Board believes that providing that directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class will (i) increase board continuity and the likelihood that experienced board members with familiarity Pubco’s business operations would serve on the board at any given time, (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the Pubco Board, and (iii) make the Proposed Charter more appropriate for a Delaware-incorporated public operating company.

Calling of Stockholder Meetings; Stockholder Action by Written Consent

The TRTL Board believes that special meetings of stockholders should be called by the Pubco Board to make it more difficult for a potential acquirer or other person, group or entity to gain control of the Pubco Board. The TRTL Board further believes that each decision of the stockholders should be made by all stockholders and only after thoughtful consideration of complete information. Information will be provided to stockholders through a proxy statement, and the period between delivery of the proxy statement and the stockholder meeting provides time for consideration of stockholder proposals. The TRTL Board believes that all stockholders, not just stockholders executing a written consent, should have the opportunity to participate in the decision-making process. This allows minority stockholders to take whatever action they deem appropriate to protect their interests, including seeking to persuade majority stockholders to follow a different course, or selling their shares.

Charter Amendments

Requiring (i) the affirmative vote of holders of a majority of the voting power of Pubco’s then outstanding shares of capital stock entitled to vote on such amendment to amend the Proposed Charter and (ii) the affirmative vote of the holders of a majority of the voting power of Pubco’s then outstanding shares of capital stock entitled to vote for stockholders to amend the Bylaws is intended to protect the Proposed Charter and Bylaws from arbitrary amendment and to make the Proposed Charter more appropriate for a Delaware-incorporated public operating company.

Corporate Name

The TRTL Board believes that changing Pubco’s post-business combination corporate name to “One Power Company” is desirable to reflect the Business Combination and to clearly identify Pubco as the publicly traded entity.

Blank Check Company

The TRTL Board has determined it is in the best interest of Pubco to eliminate provisions, including the specific provisions highlighted as being removed in the Charter Proposal, specific to TRTL’s status as a blank check company. This elimination is desirable because these provisions will serve no purpose following consummation of the Business Combination.

Authorized Capital Stock

The TRTL Board believes that it is important for Pubco to have available for issuance a number of authorized shares of Common Stock and preferred stock sufficient to facilitate the transactions contemplated by the Business Combination to support Pubco’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, on an advisory and non-binding basis, to approve each of the following proposals (Proposals 5 - 10):

Proposal 5

To approve provisions in the Proposed Charter, which will amend and replace the Interim Charter if the Charter Proposal is approved, providing that directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class;

Proposal 6

To approve provisions in the Proposed Charter, which will amend and replace the Interim Charter if the Charter Proposal is approved, providing that (i) stockholder special meetings may only be called by the Pubco Board pursuant to a resolution adopted by a majority of the Pubco Board and (ii) stockholders may only act at annual and special meetings and not by written consent;

Proposal 7

To approve provisions to be included in the Proposed Charter providing that any amendment of the Proposed Charter and that any amendment of the Proposed Bylaws requires the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of Pubco entitled to vote on such amendment.

Proposal 8

To approve provisions to be included in the Proposed Charter changing the post-Business Combination company’s corporate name to “One Power Company”;

Proposal 9

To approve provisions in the Proposed Charter to remove certain provisions related to TRTL’s status as a blank check company that will no longer apply upon consummation of the Business Combination; and

Proposal 10

To approve provisions in the Proposed Charter, which will amend and replace the Interim Charter if the Charter Proposal is approved, increasing the total number of authorized shares of all classes of stock to [   ] shares, each with a par value of $0.0001 per share, consisting of (i) [   ] shares of Common Stock and [   ] shares of preferred stock.

Vote Required for Approval

The approval of the Organizational Documents Proposals will require an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

As discussed above, the Organizational Documents Proposals are advisory votes and therefore are not binding on TRTL or the TRTL Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory votes on the Organizational Documents Proposals, the Company intends that the Proposed Charter will take effect upon consummation of the Business Combination (assuming approval of the Charter Proposal).

Recommendation of the Board

THE BOARD RECOMMENDS THAT TRTL’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

PROPOSAL 11: THE NYSE PROPOSAL

Overview

The NYSE Proposal - to consider and vote upon a proposal to approve, by ordinary resolution and for the purposes of complying with the applicable provisions of the NYSE Listing Rule 312.03, to approve the issuance of Pubco Common Shares in connection with the Business Combination and the additional Pubco Common Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuance would require shareholder approval under NYSE Listing Rule 312.03.

Reasons for the Approval for Purposes of NYSE Listing Rule 312.03

Pursuant to NYSE Listing Rule 312.03, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if: (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. Additionally, under NYSE Listing Rule 312.03, shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Business Combination, Pubco expects to issue, in the aggregate, up to an estimated 33,000,000 Pubco Common Shares (including the up to 5,000,000 additional Company Earnout Shares issuable to One Energy Comon Stockholders if certain conditions are met) in connection with the Business Combination and the additional Pubco Common Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan). For further details, see “Proposal 3: The Business Combination Proposal - The Business Combination Agreement - Merger Consideration.”.

Accordingly, the aggregate number of Pubco Common Shares that Pubco will issue in connection with the Business Combination will exceed 20% of both the voting power and the Pubco Common Shares outstanding before such issuance and may result in a change of control of the registrant under NYSE Listing Rule 312.03(d), and for these reasons, TRTL is seeking the approval of TRTL shareholders for the issuance of Pubco Common Shares in connection with the Business Combination. For further details, see “Proposal 3: The Business Combination Proposal - The Business Combination Agreement - Merger Consideration.” In addition, in the future, Pubco will issue additional Pubco Common Shares reserved for issuance under the Incentive Plan (assuming the approval of the Incentive Plan Proposal by the TRTL shareholders). For further details, see “Proposal 3: Business Combination Proposal - Merger Consideration,” and “Proposal 12: Incentive Plan Proposal.”

Effect of the Proposal on Current Shareholders

In the event that this Proposal is not approved by TRTL shareholders, the Business Combination cannot be consummated. In the event that this Proposal is approved by TRTL shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of Pubco Common Shares pursuant to the Business Combination Agreement, Pubco will not issue such Pubco Common Shares.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of up to 33,000,000 Pubco Common Shares in connection with the Business Combination and the additional Pubco Common Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, be approved.”

Vote Required for Approval

The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the holders of Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting, and otherwise will have no effect on the Proposal.

The NYSE Proposal is conditioned on the approval and adoption of each of the Required Proposals.

Recommendation of the TRTL Board

THE TRTL BOARD UNANIMOUSLY RECOMMENDS THAT TRTL SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE PROPOSAL.

The existence of financial and personal interests of one or more of TRTL’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of TRTL and TRTL shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the Proposals. In addition, TRTL’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 3: The Business Combination Proposal - Interests of TRTL’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL 12: THE INCENTIVE PLAN PROPOSAL

Overview

The Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the other Required Proposals are approved, the One Power Company 2024 Equity Incentive Plan, which is referred to herein as the “Incentive Plan”, a copy of which is attached to this proxy statement/prospectus as Annex F (this proposal is referred to as the “Incentive Plan Proposal”).

As of May 1, 2024, the latest practicable date, the closing price on the NYSE of Ordinary Shares, was $10.84 per share. The board of directors of TRTL approved the Incentive Plan on [   ], 2024, subject to approval by TRTL’s shareholders.

The following is a summary of the material features of the Incentive Plan. This summary is qualified in its entirety by the full text of the Incentive Plan, a copy of which is included as Annex F to this proxy statement/ prospectus.

Purpose of the One Power Company 2024 Equity Incentive Plan

The purpose of the Incentive Plan is to provide an additional incentive to selected directors, officers, employees, consultants, and advisors (and prospective directors, officers, employees, consultants and advisors) of Pubco or its affiliates whose contributions are essential to the growth and success of the business of Pubco and its affiliates, in order to strengthen the commitment of such persons to Pubco and its affiliates, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of Pubco and its affiliates.

Summary of the One Power Company 2024 Equity Incentive Plan

Type of Awards

The Incentive Plan provides for the issuance of stock options (including non-statutory stock options and incentive stock options), stock appreciation rights (referred to as “SARs”), restricted stock, restricted stock units (referred to as “RSUs”), stock bonuses, and performance compensation awards, to directors, officers, employees, consultants, and advisors of One Power or its affiliates.

Pubco Common Shares Available for Issuance

The Incentive Plan provides for an aggregate number of Pubco Common Shares to be reserved for future issuance, which will be equal to 10% of Pubco Common Shares on a fully diluted basis as of immediately following the Effective Time (the “Initial Share Limit”), plus an annual increase on the first trading day of each calendar year beginning in 2025 equal to three (3%) percent of the shares outstanding on the last day of the immediately preceding calendar year. Notwithstanding the foregoing, the Pubco Board may act prior to January 1st of a given year to provide that there will be no such increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of Pubco Common Shares than would otherwise occur pursuant to the stipulated percentage. Shares subject to an award under the Incentive Plan that are forfeited, cancelled, expire, unexercised or are settled in cash under the Incentive Plan will again become available for awards under the Incentive Plan. Pubco Common Shares that are tendered or exchanged by a participant or withheld by Pubco as payment in connection with any award under the Incentive Plan, as well as any shares exchanged by a participant or withheld by Pubco or any subsidiary thereof to satisfy tax withholding obligations related to any full value award, will become available for subsequent awards under the Incentive Plan. Shares, if any, that are tendered or exchanged by a participant or withheld by Pubco as full or partial payment in connection with the exercise of any option or SAR under the Incentive Plan or the payment of any tax withholding obligation related thereto or not issued by Pubco in connection with the stock settlement of any SAR will be added to the aggregate number of shares available for awards under the Incentive Plan. Shares, if any, underlying awards that are granted in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by Pubco or with which Pubco combines will not be counted against the aggregate number of shares available for awards under the Incentive Plan.

Annual Director Limits

A non-employee director of Pubco may not be granted awards in respect of such service as a non-employee director under the Incentive Plan during any calendar year that, when aggregated with such non-employee director’s cash fees received with respect to such calendar year, exceed $750,000 in total value; provided, however, that the non-employee directors who are considered independent (under the rules of the NYSE or other securities exchange on which the Pubco Common Shares are traded) may make exceptions to this limit for a non-executive chair of the Pubco Board, if any, in which case the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Administration

The Incentive Plan will be administered by a committee of at least two people as the Pubco Board may appoint, or if no such committee has been appointed by the Pubco Board, the Pubco Board (the “Committee”). The Committee may interpret the Incentive Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Incentive Plan.

The Incentive Plan permits the Committee to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of Pubco Common Shares or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards. All decisions made by the Committee pursuant to the provisions of the Incentive Plan will be final, conclusive and binding on all persons.

Eligible Participants

Each of the directors, officers, employees, consultants, and advisors (or prospective directors, officers, employees, consultants and advisors) of Pubco or any of its affiliates are eligible to participate in the Incentive Plan, provided that they have been selected by the Committee to receive awards under the Incentive Plan. Immediately following the Closing, Pubco is expected to have a total of approximately 7 directors, 5 officers and 75 employees who are eligible to participate in the Incentive Plan.

RSUs and Restricted Stock

RSUs and restricted stock in respect of Pubco Common Shares may be granted under the Incentive Plan. The Committee will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs and restricted stock. If the restrictions, performance objectives or other conditions determined by the Committee are not satisfied, the RSUs and restricted stock will be forfeited. Subject to the provisions of the Incentive Plan and the applicable individual award agreement, the Committee may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service under certain circumstances or a participant’s death or disability. The rights of RSU and restricted stock holders upon a termination of employment or service will be set forth in individual award agreements.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted stock, provided, that any dividends declared during the restricted period with respect to such restricted stock will only become payable if the underlying restricted stock vests. During the restricted period, participants with RSUs will generally not have any rights of a stockholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights that will be paid at the time that shares in respect of the related RSUs are delivered to the participant.

Options

Options to acquire Pubco Common Shares may be granted under the Incentive Plan. Options may be in the form of non-qualified options or “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, as set forth in the applicable individual option award agreement. The maximum number of shares that may be granted pursuant to options intended to be incentive stock options under the Incentive Plan is equal to the Initial Share Limit (subject to adjustment in accordance with the terms of the Incentive Plan). The exercise price of all options granted under the Incentive Plan will be determined by the Committee, but in no event may the exercise price be less than 100% of the fair market value of the underlying Pubco Common Shares on the date of grant (other than options granted in substitution or previously granted awards, as defined in the Incentive Plan). The maximum term of all options granted under the Incentive Plan will be determined by the Committee, but may not exceed 10 years. Each option will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the Committee and set forth in the applicable individual option agreement.

Stock Appreciation Rights

SARs may be granted under the Incentive Plan either alone or in conjunction with all or part of any option granted under the Incentive Plan. A SAR granted under the Incentive Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a Pubco Common Share over the base price of the SAR. A SAR granted in conjunction with all or part of an option under the Incentive Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a Pubco Common Share over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related Pubco Common Shares on the date of grant (other than SARs granted in substitution of previously granted awards). The maximum term of all SARs granted under the Incentive Plan will be determined by the Committee, but may not exceed 10 years. The Committee may determine to settle the exercise of a SAR in shares of Pubco Common Shares, cash, or any combination thereof.

Each SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service under certain circumstances) at such time and subject to such terms and conditions as determined by the Committee and set forth in in the applicable individual SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.

Stock Bonuses and Cash Awards

The Committee may issue unrestricted Pubco Common Shares or other awards denominated in Pubco Common Shares, either alone or in tandem with other awards, in such amounts as the Committee may determine in its sole discretion from time to time. Each stock bonus award will be evidenced by an award agreement setting forth the terms and conditions of such awards.

Performance Goals

The Committee may grant equity-based awards and incentives under the Incentive Plan that are subject to the achievement of performance objectives selected by the Committee in its sole discretion, including, without limitation, one or more of the following business criteria: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of Pubco’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of rollouts of new products and services; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects.

Any one (1) or more of the performance criteria may be used on an absolute or relative basis to measure the performance of Pubco and/or one or more affiliates as a whole or any business unit(s) of Pubco and/or one or more affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the board of directors of Pubco, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance criteria. Any performance criteria that are financial metrics, may be determined in accordance with GAAP or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

Equitable Adjustments

In the event of (i) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Pubco Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, spin-off, split-up, split-off, combination, repurchase or exchange of Pubco Common Shares or other securities of Pubco, issuance of warrants or other rights to acquire Pubco Common Shares or other securities of Pubco, or other similar corporate transaction or event (including, without limitation, a change in control (as defined below)) that affects the Pubco Common Shares, or (ii) unusual or infrequently occurring events (including, without limitation, a change in control) affecting Pubco, any affiliate, or the financial statements of Pubco or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following: (a) adjusting any or all of (A) the number of Pubco Common Shares or other securities of Pubco (or number and kind of other securities or other property) that may be delivered in respect of awards or with respect to which awards may be granted under the Incentive Plan, and (B) the terms of any outstanding award, including, without limitation, (1) the number of Pubco Common Shares or other securities of Pubco (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price with respect to any award or (3) any applicable performance measures (including, without limitation, performance criteria and performance goals); (b) providing for a substitution or assumption of awards in a manner that substantially preserves the applicable terms of such awards; (c) accelerating the exercisability or vesting of, lapse of restrictions on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event; (d) modifying the terms of awards to add events, conditions or circumstances (including termination of employment within a specified period after a change in control) upon which the exercisability or vesting of or lapse of restrictions thereon will accelerate; (e) deeming any performance measures (including, without limitation, performance criteria and performance goals) satisfied at target, maximum or actual performance through closing or such other level determined by the Committee in its sole discretion, or providing for the performance measures to continue (as is or as adjusted by the Committee) after closing; (f) providing that for a period prior to the change in control determined by the Committee in its sole discretion, any options or SARs that would not otherwise become exercisable prior to the change in control will be exercisable as to all Pubco Common Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the change in control and if the change in control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any options or SARs not exercised prior to the consummation of the change in control will terminate and be of no further force and effect as of the consummation of the change in control; and (g) canceling any one or more outstanding awards and causing to be paid to the holders thereof, in cash, Pubco Common Shares, other securities or other property, or any combination thereof, the value of such awards.

Change in Control

For purposes of the Incentive Plan, a “change in control” means, in summary, the first to occur of any of the following events: (i) one person or group of persons becomes the beneficial owner, directly or indirectly, of more than 50% of the combined voting power of the then issued and outstanding securities of Pubco, whether pursuant to a sale of securities, merger or otherwise, (ii) during any period of not more than two (2) consecutive years, individuals who constitute the board of directors of Pubco as of the beginning of the period cease for any reason to constitute at least a majority of the board of directors of Pubco or (iii) the consummation of a sale, transfer or other disposition of all or substantially all of the business and assets of Pubco, whether by sale of assets, merger or otherwise (determined on a consolidated basis), to one person or group of persons.

Tax Withholding

Each participant will be required to make arrangements satisfactory to the Committee regarding payment of an amount up to the maximum statutory rates in the participant’s applicable jurisdictions with respect to any award granted under the Incentive Plan, as determined by Pubco. Pubco has the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the Committee, the participant may satisfy the foregoing requirement by either electing to have Pubco withhold from delivery of Pubco Common Shares, cash or other property, as applicable, or by delivering already owned unrestricted Pubco Common Shares, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. Pubco may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any award.

Amendment and Termination of the Plan

The Incentive Plan provides Pubco’s board of directors with authority to amend, alter or terminate the Incentive Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The Committee may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law.

Plan Term

The Incentive Plan will terminate on the 10th anniversary of the date on which TRTL’s shareholders approve the Incentive Plan, although awards granted before that time will remain outstanding in accordance with their terms.

Following the consummation of the Business Combination, Pubco intends to file with the SEC a registration statement on Form S-8 covering the Pubco Common Shares issuable under the Incentive Plan.

Certain United States Federal Income Tax Aspects

The following is a summary of certain United States federal income tax consequences of awards under the Incentive Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Options

An optionee generally will not recognize taxable income upon the grant of a non-statutory option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess, if any, of the fair market value of the shares purchased over the exercise price. Pubco generally will be entitled to a tax deduction at such time and in the same amount, if any, that the optionee recognizes as ordinary income. The optionee’s tax basis in any shares received upon exercise of an option will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

Incentive stock options are eligible for favorable federal income tax treatment if certain requirements are satisfied. An incentive stock option must have an option price that is not less than the fair market value of the stock at the time the option is granted, and must be exercisable within 10 years from the date of grant. An employee granted an incentive stock option generally does not realize compensation income for federal income tax purposes upon the grant of the option. At the time of exercise of an incentive stock option, no compensation income is realized by the optionee other than tax preference income for purposes of the federal alternative minimum tax on individual income. If the shares acquired on exercise of an incentive stock option are held for at least two years after grant of the option and one year after exercise, the excess of the amount realized on the sale over the exercise price will be taxed as capital gain and Pubco will not receive a tax deduction for the incentive stock option. If the shares acquired on exercise of an incentive stock option are disposed of within less than two years after grant or one year of exercise, the optionee will realize taxable compensation income equal to the excess of the fair market value of the shares on the date of exercise or the date of sale, whichever is less, over the exercise price, and any additional amount realized will be taxed as capital gain. Pubco generally will be entitled to a tax deduction equal to the amount the optionee recognizes as ordinary income at the same time and to the extent the optionee recognizes ordinary income.

Stock Appreciation Rights

A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares received. Pubco generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any shares received upon exercise of a SAR will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock

A participant generally will not be taxed upon the grant of restricted stock, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a “substantial risk of forfeiture” (within the meaning of the Internal Revenue Code). Pubco generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the restricted stock before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Internal Revenue Code, a participant may elect to recognize ordinary income at the time the shares of restricted stock are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares of restricted stock are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of grant of their award, and the participant’s holding period for capital gains purposes will begin at that time. Pubco generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

RSUs

In general, the grant of RSUs (including performance share units) will not result in income for the participant or in a tax deduction for Pubco. Upon the settlement of such an award in cash or shares, the participant will recognize ordinary income equal to the aggregate value of the payment received, and Pubco generally will be entitled to a tax deduction at the same time and in the same amount. A gain or loss recognized upon a subsequent sale or exchange of the shares (if settled in shares) is treated as capital gain or loss for which Pubco will not be entitled to a deduction.

Other Awards

With respect to other awards granted under the Incentive Plan, including stock bonuses, other stock-based awards and cash awards, generally when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any shares or other property received will be ordinary income to the participant, and Pubco generally will be entitled to a tax deduction at the same time and in the same amount.

Section 409A of the Code. Certain types of awards under the Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Incentive Plan and awards granted under the plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary and appropriate by the Committee, the Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code

Compensation of Covered Employees. The ability of Pubco to obtain a deduction for amounts paid under the Incentive Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits Pubco’s ability to deduct compensation, for federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1,000,000.

Golden Parachute Payments. The ability of Pubco (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the Incentive Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

No awards will be made under the Incentive Plan until after it has been approved by TRTL’s shareholders. Because all awards under the Incentive Plan are within the discretion of the Committee (as constituted following the Business Combination), neither the number nor the type of future awards under the Incentive Plan to be received by or allocated to particular participants or groups of participants is presently determinable.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the One Power Company 2024 Equity Incentive Plan, a copy of which is appended to the proxy statement/prospectus in respect of the Special Meeting as Annex F be approved and adopted in all respects.”

Vote Required for Approval

The approval of the Incentive Plan Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

Recommendation of the TRTL Board with Respect to the Incentive Plan Proposal

THE TRTL BOARD RECOMMENDS THAT THE TRTL SHAREHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL 13: THE DIRECTOR ELECTION PROPOSAL

Upon the closing of the Business Combination, the Pubco Board will consist of seven (7) directors. The election of the seven (7) director nominees is contingent upon the Closing of the Business Combination.

Nominees

Effective upon Business Combination, the Pubco Board will consist of seven (7) directors, at least four of whom will be independent under NYSE requirements, including Messrs. Lause, Spang, Templin, and Wellinghoff, effective upon the Closing until the first annual meeting of stockholders following the Closing, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause. TRTL is proposing that its shareholders approve the election of the seven (7) director nominees to serve on the Pubco Board following the Closing of the Business Combination.

For more information on the experience of each of these director nominees, see the section entitled “Pubco’s Management After the Business Combination” in this proxy statement/prospectus.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

RESOLVED, as an ordinary resolution, that the seven (7) persons listed below be appointed as directors of Pubco, effective upon the Closing of the Business Combination, to serve on the Pubco Board until the next annual meeting of stockholders set forth opposite each of their names, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause:

Jereme Kent

[  ]

Thomas D. Hennessy

Thomas Lause

Tom Spang

Donald C. Templin

Jon B. Wellinghoff

Vote Required for Approval

The approval of the Director Election Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

Following consummation of the Business Combination, the election of directors of the Pubco will be governed by its charter documents and the laws of the State of Delaware.

Recommendation of the Board

THE TRTL BOARD RECOMMENDS THAT TRTL SHAREHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL AND THE ELECTION OF EACH OF THE NOMINEES NAMED THEREIN.

PROPOSAL 14: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow the TRTL Board to adjourn the Special Meeting to a later date or dates, at the determination of the TRTL Board. In no event will the TRTL Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Cayman Islands law.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is not approved by TRTL shareholders, the TRTL Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the meeting to a later date or dates, if necessary or desirable, as determined by the TRTL Board.”

Vote Required

The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed by the holders of a majority of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation of the Board

THE TRTL BOARD RECOMMENDS THAT TRTL SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and accompanying notes present the combination of the financial information of Tortoise Ecofin Acquisition Corp. III (“TRTL”) and One Energy Enterprises Inc. (“One Energy”), adjusted to give effect to the Business Combination and related transactions (collectively, the “Transactions”). Other material events that have either occurred or are expected to occur prior to the Business Combination are referred to herein as “Material Events” and the pro forma adjustments for the Material Events are referred to herein as “Adjustments for Material Events,” which include the following events occurring or expected to occur after December 31, 2023 and prior to or upon the Closing:

•	The issuance and sale of 16,090 One Energy Series A Preferred Shares, par value $0.0001 per share, for aggregate proceeds of $7.2 million;

•	The expected issuance by One Energy of 4,350 shares, prior to Closing, of One Energy Class A Common Shares upon exercise of outstanding One Energy warrants for $0.0001 per share;

•

The entry by TRTL, the TRTL Sponsor, and One Energy into the February Loan and Transfer Agreements, the Initial April Initial Loan and Transfer Agreements, the Later April Loan and Transfer Agreements and the April Subscription Agreement (together, the “February April Extension Loan Agreements”), pursuant to which, among other things, the applicable Sponsor Lenders, inclusive of the April Subscription Investor, lent or contributed to, as applicable, the Sponsor an aggregate of $1,433,000 for the benefit of TRTL. In connection with the February April Extension Loan Agreements, there is a one-time financial benefit charge of $716,500 in the aggregate which is payable in full by One Energy in addition to the repayment of these agreements upon consummation of the Business Combination;

•	The entry by One Energy into a related party debt agreement in an aggregate principal amount of $3.0 million; and

•

The redemption of TRTL Class A Ordinary Shares by public shareholders in connection with the April Extension Meeting, for an aggregate cash payment of $18.9 million from the Trust Account (the “April Partial Redemption Event”), based on a per share redemption price of $10.85. Following the April Partial Redemption Event, there were, 15,519,813 outstanding TRTL Class A Ordinary Shares held by TRTL public shareholders. Additionally, for purposes of the unaudited pro forma financial statements set forth below, an adjustment is made for the increase in redemption value of the TRTL Class A Ordinary Shares subject to possible redemption between the balance sheet date of December 31, 2023, and the April Partial Redemption Event.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” For purposes of this section, One Energy and TRTL are collectively referred to as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein “Pubco.”

The historical financial information of TRTL was derived from the audited financial statements of TRTL as of and for the year ended December 31, 2023, included elsewhere in this proxy statement/prospectus. The historical financial information of One Energy was derived from the audited financial statements of One Energy as of and for the year ended December 31, 2023, included elsewhere in this proxy statement/prospectus. This unaudited pro forma condensed combined financial information should be read together with TRTL’s and One Energy’s historical financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TRTL,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of One Energy” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of TRTL Public Shares:

•

Assuming No Additional Redemptions (Scenario 1): This scenario, which we refer to as the “No Additional Redemptions Scenario,” assumes that no additional holders of TRTL Class A Ordinary Shares exercise their right to have their TRTL Class A Ordinary Shares converted into their pro rata share of the Trust Account.

•

Assuming Maximum Redemption (Scenario 2): This scenario, which we refer to as the “Maximum Redemption Scenario,” assumes that 15,519,813 TRTL Public Shares are redeemed, resulting in an aggregate cash payment of approximately $168.3 million out of the Trust Account. As all of TRTL’s insiders waived their redemption rights, only redemptions by TRTL Public Shareholders are reflected in this presentation.

The presentation of pro forma financial statements is dependent upon which entity in the Business Combination is considered the accounting acquirer. An entity can be considered an accounting acquirer in one scenario and an accounting acquiree in another.

Assuming No Additional Redemptions (Scenario 1)

Notwithstanding the legal form, assuming no additional redemptions, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, TRTL will be treated as the acquired company for accounting purposes, whereas One Energy will be treated as the accounting acquirer. Under this scenario, upon consummation of the Business Combination, One Energy’s expected cash on hand is considered sufficient to fund expected future cash flow needs, including funding future projected losses, and servicing existing debt obligations such that One Energy is not a variable interest entity. In accordance with this method of accounting, the Business Combination will be treated as the equivalent of One Energy issuing shares for the net assets of TRTL, accompanied by a recapitalization. The net assets of TRTL will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of One Energy. One Energy has been determined to be the accounting acquirer for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

•	The assets of One Energy will represent a significant majority of the assets of Pubco (excluding cash formerly held in the Trust Account).

•	One Energy stockholders will have a majority of the voting power of Pubco.

•	One Energy will designate a majority of the governing body of Pubco.

•	The executive officers of Pubco immediately after the Closing will be the same individuals as those of One Energy immediately prior to the Closing.

•	One Energy’s operations will comprise the ongoing operations of Pubco.

Assuming Maximum Redemption (Scenario 2)

Notwithstanding the legal form, assuming maximum redemption, the Business Combination is expected to be accounted for in accordance with the acquisition method of accounting under the provisions of ASC 805, Business Combinations. Under this method of accounting, One Energy will be treated as the acquired company for accounting purposes, whereas TRTL will be treated as the accounting acquirer.

Upon consummation of the Business Combination, One Energy is considered a variable interest entity as the expected cash on hand results in the equity at risk for One Energy to be considered insufficient to fund expected future cash flow needs, including funding future projected losses, and servicing existing debt obligations. TRTL will hold a variable interest in One Energy as it will own 100% of One Energy’s equity. TRTL will be considered the primary beneficiary as its ownership will provide the power to direct the activities that most significantly impact One Energy’s performance and the obligation to absorb the losses and/or receive the benefits of One Energy that could potentially be significant to One Energy. The consideration transferred will be allocated to the assets acquired and liabilities assumed based on their estimated acquisition-date fair values. The excess of consideration transferred to effect the acquisitions over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Transaction costs will be expensed as if the Business Combination had occurred on January 1, 2023.

The table directly below presents shares outstanding after the Business Combination, as depicted in the unaudited pro forma condensed combined financial information under each redemption scenario (excluding any Earnout Shares and Founder Shares subject to contingent forfeiture):

	Assuming No Additional Redemptions		Assuming Maximum Redemption
Pro Forma Ownership	Shares	%	Shares(1)%
Former One Energy stockholders(2)	26,890,211	53.0%	26,803,272	76.3%
Former TRTL non-redeeming Public Shareholders	15,519,813	30.6%	—	0.0%
TRTL Sponsor(3)	5,459,000	10.8%	5,459,000	15.5%
Anchor Investors	1,650,000	3.2%	1,650,000	4.7%
Sponsor Lenders	1,216,000	2.4%	1,216,000	3.5%

Total shares outstanding	50,735,024	100%	35,128,272	100%

(1)

Under the Maximum Redemption Scenario, One Energy Preferred Shares remain outstanding as of immediately prior to the Closing and the consideration issuable to Former One Energy stockholders shares includes 3,569,431 Pubco Preferred Shares (with the balance of the shares representing the Aggregate Common Share Consideration).

(2)

The number of Pubco Shares issued at Closing presented in these tables excludes shares underlying the expected issuance by Pubco of 1,109,789 and 1,196,728 Assumed Options under the No Additional Redemptions Scenario and Maximum Redemption Scenario, respectively, at Closing.

(3)

Table excludes, under both scenarios, the 500,000 Pubco Shares issuable to the TRTL Sponsor at the Closing in consideration for 500,000 Founder Shares, which will be issued and outstanding shares but subject to contingent forfeiture terms as described in the transaction documents. These shares are excluded from the table because, while legally issued and outstanding upon Closing of the Business Combination, they will not be considered outstanding for accounting purposes.

Earnout Shares Subject to Contingent Future Issuance

The Earnout Shares are accounted for as liability-classified equity instruments. The Earnout Shares are issuable, on a contingent basis, to former One Energy Stockholders if certain Pubco Common Share trading-price based thresholds set forth in the Business Combination Agreement are satisfied during the post-Closing period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date.

The preliminary estimated aggregate fair value of the 5,000,000 Earnout Shares upon closing of the Business Combination is $41.8 million based on the respective trigger prices for the shares. The preliminary estimated fair values were determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the following assumptions: a stock price of $10 on the Closing Date, a contractual term of 5-years, a risk-free rate of 4.08%, and an expected volatility of 43.55%. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination.

Founder Shares Subject to Contingent Forfeiture

The Founder Shares subject to contingent forfeiture are accounted for as liability-classified equity instruments. The TRTL Sponsor has agreed to subject 500,000 Founder Shares held by the Sponsor to contingent forfeiture conditions for a period up to two years after the Closing in the event that the trading price of Pubco Common Shares does not equal or exceed $12.00 per share for any twenty (20) trading days out of any thirty (30) consecutive trading days during such two-year period.

The preliminary estimated aggregate fair value of the 500,000 Founder Shares subject to contingent forfeiture, which are issued and outstanding, upon closing of the Business Combination is $3.8 million based on the respective trigger prices for the shares. The preliminary estimated fair values were determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the following assumptions: a stock price of $10 on the Closing Date, a contractual term of 2-years, a risk-free rate of 4.50%, and an expected volatility of 43.75%. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2023, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023, are based on the historical financial statements of TRTL and One Energy. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed dates or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

SCENARIO 1

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2023

					ASSUMING NO ADDITIONAL REDEMPTIONS
	One Energy Enterprises Inc. (Historical)	TortoiseEcofin Acquisition Corp. III (Historical)	Adjustments for Material Events	Notes	Transaction Accounting Adjustments	Notes		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$1,368,991	$469,134	$7,200,000	(A)	$168,317,250	(F	)	$158,443,555
			—	(B)	(2,286,792)	(M	)
			1,433,000	(C)	(16,066,692)	(L	)
			3,000,000	(D)	(2,432,000)	(H	)
					(715,000)	(J	)
					(1,213,000)	(K	)
					(631,336)	(N	)
Restricted cash	1,106,798	—	—		—			1,106,798
Accounts receivable, net of allowance for doubtful accounts	550,420	—	—		—			550,420
Other receivables	4,298	—	—		—			4,298
Prepaid expenses	2,309,559	28,437	—		(1,292,424)	(G	)	1,045,572
Contract assets	44,048	—	—		—			44,048
Other current assets	87,941	—	—		—			87,941

Total current assets	5,472,055	497,571	11,633,000		143,680,006			161,282,632

Property, plant, and equipment, net	66,953,240	—	—		—			66,953,240
Investments held in Trust Account	—	183,277,939	(14,960,689)	(E)	(168,317,250)	(F	)	—
Prepaid expenses, noncurrent	70,932	—	—		—			70,932
Other long-term assets	2,998,903	—	—		—			2,998,903
Land options	229,100	—	—		—			229,100
Finance lease right-of-use assets	61,038	—	—		—			61,038

Total assets	$75,785,268	$183,775,510	$(3,327,689)		$(24,637,244)			$231,595,845

LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$3,625,628	$652,547	—		$(631,336)	(N)		$3,646,839
Accrued expenses	906,045	866,384	—		—			1,772,429
Accrued payroll and payroll taxes	195,964	—	—		—			195,964
Deposits held - related party	3,000,000	—	—		—			3,000,000
Other payables	181,364	—	—		—			181,364
Contract liabilities	28,140	—	—		—			28,140
Earnout share liability	—	—	—		41,800,000	(O	)	45,590,000
					3,790,000	(P	)
Other current liabilities	593,334	—	716,500	(C)	(1,263,250)	(K	)	46,584
Long-term debt, current portion	13,237,564	—	—		—			13,237,564

Total current liabilities	21,768,039	1,518,931	716,500		43,695,414			67,698,884

Long-term debt, net of current portion	13,775,132	—	3,000,000	(D)	—			16,775,132
Promissory note	—	335,000	—		(335,000)	(J	)	—
Convertible promissory note	—	380,000	—		(380,000)	(J	)	—
Loan and transfer agreement, net of debt discount	—	850,319	1,433,000	(C)	(2,283,319)	(H	)	—
Due to related party	—	133,333	—		—			133,333
Finance lease liabilities, net of current portion	47,743	—	—		—			47,743
Other liabilities	777,574	—	—		—			777,574

					ASSUMING NO ADDITIONAL REDEMPTIONS
	One Energy Enterprises Inc. (Historical)	TortoiseEcofin Acquisition Corp. III (Historical)	Adjustments for Material Events	Notes	Transaction Accounting Adjustments	Notes		Pro Forma Balance Sheet
Deferred legal fees	—	173,667	—		(173,667)	(M	)	—
Deferred underwriting commissions	—	7,245,000	—		(7,245,000)	(M	)	—
Derivative warrant liabilities	—	1,383,136	—		(523,917)	(U	)	859,219
Deferred tax liabilities	1,012,606	—	—		—			1,012,606

Total liabilities	37,381,094	12,019,386	5,149,500		32,754,511			87,304,491

Mezzanine Equity - Series A preferred stock ($0.0001 par value; 78,228 shares authorized; 46,935 shares issued and outstanding)	20,510,983	—	7,200,000	(A)	(27,710,983)	(Q	)	—
Class A ordinary shares subject to possible redemption, $0.0001 par value; 15,519,813 shares issued and outstanding)	—	183,177,939	(14,960,689)	(E)	(168,217,250)	(R	)	—
Stockholders’ equity (deficit)
Class A common stock ($0.0001 par value; 551,653 shares authorized; 255,187 shares issued and outstanding)	25	—	—	(B)	(25)	(S	)	—
Class B common stock ($0.0001 par value; 150,700 shares authorized, issued and outstanding)	15	—	—		(15)	(S	)	—
Class B ordinary shares ($0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding)	—	863	—		(863)	(S	)	—
Pubco common stock, par value $0.0001	—	—	—		2,689	(S	)	5,074
					863	(S	)
					(50)	(S	)
					20	(S	)
					1,552	(R	)
Additional paid-in capital	112,715,393	173,461	—		27,710,983	(Q	)	247,073,814
					1,997,381	(S	)
					168,215,698	(R	)
					(1,117,698)	(G	)
					(13,894,595)	(L	)
					(41,800,000)	(O	)
					(3,790,000)	(P	)
					3,021,643	(I	)
					(11,596,139)	(T	)
					4,913,770	(M	)
					523,917	(U	)
Accumulated deficit	(109,445,828)	(11,596,139)	(716,500)	(C)	11,596,139	(T	)	(117,411,120)
					(148,681)	(H	)
					(3,021,643)	(I	)
					(174,726)	(G	)
					50,250	(K	)
					(2,000,000)	(S	)
					218,105	(M	)
					(2,172,097)	(L	)

Total stockholders’ equity (deficit)	3,269,605	(11,421,815)	(716,500)		138,536,478			129,667,768
Non-controlling interests	14,623,586	—	—		—			14,623,586

Total stockholders’ equity (deficit)	17,893,191	(11,421,815)	(716,500)		138,536,478			144,291,354

Total liabilities, mezzanine equity, and stockholders’ equity (deficit)	$75,785,268	$183,775,510	$(3,327,689)		$(24,637,244)			$231,595,845

SCENARIO 1

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

						ASSUMING NO ADDITIONAL REDEMPTIONS
	One Energy Enterprises Inc. (Historical)	TortoiseEcofin Acquisition Corp. III (Historical)	Adjustments for Material Events			Transaction Accounting Adjustments		Pro Forma Statement of Operations
Operating revenues	$6,008,988	$—	$—			$—		$6,008,988
Operating expenses:
Cost of operations (exclusive of depreciation and amortization shown below)	1,624,475	—	—			—		1,624,475
General and administrative expenses	18,377,495	2,839,492	—			3,021,643	(BB)	24,238,630
Administrative expenses - related party	—	120,000	—			—		120,000
Depreciation, amortization, and accretion expense	4,001,528	—	—			—		4,001,528
Taxes (other than income taxes)	260,342	—	—			—		260,342
Transaction costs	—	—	—			2,346,823	(DD)	2,346,823

Total operating expenses	24,263,840	2,959,492	—			5,368,466		32,591,798

Loss from operations	(18,254,852)	(2,959,492)	—			(5,368,466)		(26,582,810)

Other income/(expense):
Change in fair value of derivative warrant liabilities	—	1,728,531	—			(654,749)	(GG)	1,073,782
Other income attributable to derecognition of deferred underwriting fee allocated to offering costs	—	205,275	—			218,105	(FF)	423,380
Other income, net	25,990	—	—			—		25,990
Sponsor loan derivative liability	(546,750)	—	(716,500)	(HH	)	50,250	(II)	(3,213,000)
						(2,000,000)	(JJ)
Interest income	58,885	13,898,712	—			(13,898,712)	(CC)	58,885
Interest expense	(3,841,428)	—	—			—		(3,841,428)
Amortization of loan origination fees	(134,524)	—	—			—		(134,524)
Amortization of debt issuance costs	(35,936)	(24,780)	—			(148,681)	(AA)	(209,397)

Total other income (expense)	(4,473,763)	15,807,738	(716,500)			(16,433,787)		(5,816,312)

Net income (loss) before income taxes	(22,728,615)	12,848,246	(716,500)			(21,802,253)		(32,399,122)
Total income benefit (tax)	2,548,014	—	—			—		2,548,014

Net income (loss) and comprehensive income (loss)	$(20,180,601)	$12,848,246	$(716,500)			$(21,802,253)		$(29,851,108)

Less: Net income (loss) and comprehensive income (loss) attributed to non-controlling interests	(4,863,126)	—	—			—		(4,863,126)

Net income (loss) and comprehensive income (loss) attributed to controlling interests	$(15,317,475)	$12,848,246	$(716,500)			$(21,802,253)		$(24,987,982)

Accrual of Series A preferred stock cash dividend	(328,638)	—	—			328,638	(EE)	—
Accrual of Series A preferred stock PIK dividend	(657,277)	—	—			657,277	(EE)	—

Net income (loss) and comprehensive income (loss) available to common stockholders	$(16,303,390)	$12,848,246	$(716,500)			$(20,816,338)		$(24,987,982)

Pro forma net loss per share information:
Weighted average common shares outstanding	399,419	39,583,500						50,735,024
Basic and diluted net loss per share	$(40.82)	$0.32						$(0.49)

Scenario 1

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the Combined Company’s pro forma financial condition and results of operations based upon the historical financial information after giving effect to the Transactions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Transactions.

Notwithstanding the legal form, assuming no additional redemptions, the Business Combination will be accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, TRTL will be treated as the acquired company for accounting purposes, whereas One Energy will be treated as the accounting acquirer. Under this scenario, upon consummation of the Business Combination, One Energy’s expected cash on hand is considered sufficient to fund expected future cash flow needs, including funding future projected losses, and servicing existing debt obligations, such that One Energy is not a variable interest entity. In accordance with this method of accounting, the Business Combination will be treated as the equivalent of One Energy issuing shares for the net assets of TRTL, accompanied by a recapitalization. The net assets of TRTL will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of One Energy. One Energy has been determined to be the accounting acquirer for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

•	The assets of One Energy will represent a significant majority of the assets of Combined Company (excluding cash formerly held in the Trust Account).

•	One Energy stockholders will have a majority of the voting power of Pubco.

•	One Energy will designate a majority of the governing body of Combined Company.

•	The executive officers of Combined Company immediately after the Closing will be the same individuals as those of One Energy immediately prior to the Closing.

•	One Energy’s operations will comprise the ongoing operations of Combined Company.

The unaudited pro forma condensed combined financial information presented does not reflect any cost savings, operating synergies, tax savings, or revenue enhancements that the consolidated company may achieve as a result of the Business Combination. One Energy and TRTL had not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the Companies.

The unaudited pro forma condensed combined financial information has been prepared based on the One Energy and TRTL historical financial statements, as adjusted to give effect to the Business Combination and Material Events. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 give pro forma effect to the Transactions as if they had been consummated and Material Events as if they had occurred as of January 1, 2023. The unaudited pro forma condensed combined balance sheet as of December 31, 2023 is derived from the historical balance sheets of One Energy and TRTL, adjusted on a pro forma basis as if the Transactions had been consummated and Material Events had occurred as of December 31, 2023.

The pro forma adjustments reflecting the consummation of the Transactions and occurrence of the Material Events are based on certain currently available information and certain assumptions and methodologies that each of One Energy and TRTL believes are reasonable under the circumstances. The pro forma adjustments, which are described in the following notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. Each of One Energy and TRTL believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Transactions and Material Events based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Earnout Shares Subject to Contingent Future Issuance

The Earnout Shares are accounted for as liability-classified equity instruments. The Earnout Shares are issuable, on a contingent basis, to former One Energy Stockholders if certain Pubco Common Share trading-price based thresholds set forth in the Business Combination Agreement are satisfied during the post-Closing period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date.

The preliminary estimated aggregate fair value of the 5,000,000 Earnout Shares upon closing of the Business Combination is $41.8 million based on the respective trigger prices for the shares. The preliminary estimated fair values were determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the following assumptions: a stock price of $10 on the Closing Date, a contractual term of 5-years, a risk-free rate of 4.08%, and an expected volatility of 43.55%. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination.

Founder Shares Subject to Contingent Forfeiture

The Founder Shares subject to contingent forfeiture are accounted for as liability-classified equity instruments. The TRTL Sponsor has agreed to subject 500,000 Founder Shares held by the Sponsor to contingent forfeiture conditions for a period up to two years after the Closing in the event that the trading price of Pubco Common Shares does not equal or exceed $12.00 per share for any twenty (20) trading days out of any thirty (30) consecutive trading days during such two-year period.

The preliminary estimated aggregate fair value of the 500,000 Founder Shares subject to contingent forfeiture, which are issued and outstanding, upon closing of the Business Combination is $3.8 million based on the respective trigger prices for the shares. The preliminary estimated fair values were determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the following assumptions: a stock price of $10 on the Closing Date, a contractual term of 2-years, a risk-free rate of 4.50%, and an expected volatility of 43.75%. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination.

The unaudited pro forma condensed combined financial information under Scenario 1 presents the “No Additional Redemptions Scenario.” The No Additional Redemptions Scenario assumes that no additional TRTL public shareholders exercise their rights to have their TRTL Class A Ordinary Shares redeemed for redemption payments equal to their pro rata share of the Trust Account. The Pubco shares issuable to former One Energy stockholders in connection with the Company Merger will be comprised either of Pubco Common Shares or a combination of Pubco Common Shares and Pubco Preferred Shares (the latter applying only upon the occurrence of circumstances consistent with the assumptions incorporated in the “Maximum Redemption Scenario”). The Pubco securities issuable at the Closing to Former One Energy Securityholders will also include Assumed Options to purchase additional Pubco Common Shares, which are not included in the pro forma ownership information above but are described in more detail in the section titled “Beneficial Ownership of Securities”.

The foregoing scenarios are for illustrative purposes only, as TRTL does not have, as of the date of this proxy statement/prospectus, a meaningful way of providing any certainty regarding the number of additional redemptions by holders of TRTL Class A Ordinary Shares that may occur prior to Closing.

2.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The pro forma condensed combined financial information does not include an income tax adjustment based on the history of One Energy’s losses and the expectation that Pubco would not be able to realize the tax benefits. The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Companies filed consolidated income tax returns during the periods presented.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Business Combination and Material Event Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2023 are as follows:

Pro Forma Adjustments for Material Events

(A)	To reflect the issuance and sale of 16,090 One Energy Series A Preferred Shares, par value of $0.0001 per share, classified as mezzanine equity.

(B)	To reflect the expected issuance by One Energy of 4,350 shares, prior to Closing, of One Energy Class A Common Share upon exercise of outstanding One Energy warrants for $0.0001 per share.

(C)

The reflect the entry by TRTL, the TRTL Sponsor, and One Energy into the February April Extension Loan Agreements, pursuant to which the applicable Sponsor Lenders, inclusive of the April Subscription Investor, lent or contributed to, as applicable, the Sponsor an aggregate of $1,433,000 for the benefit of TRTL. The February April Extension Loan Agreements also include a one-time financial benefit charge of $716,500 in the aggregate which is payable in full by One Energy upon consummation of the Business Combination.

(D)	To reflect the entry by One Energy into a related party debt agreement in an aggregate principal amount of $3.0 million.

(E)

To reflect an aggregate cash payment of approximately $18.9 million out of the Trust Account, distributed to redeeming TRTL Public Shareholders in connection with the redemption of 1,744,889 Class A Ordinary Shares in connection with the April Extension Meeting, net of an adjustment of $4.0 million for the increase in redemption value of the TRTL Class A Ordinary Shares subject to possible redemption between the balance sheet date of December 31, 2023 and the April Partial Redemption Event.

Pro Forma Business Combination Accounting Adjustments

(F)

Represents cash to be released from the Trust Account and relieved of restrictions regarding use upon consummation of the Business Combination, and accordingly, that will be available for general use by the Pubco, assuming no redemptions by shareholders.

(G)

To reclassify the transaction-related costs from prepaid expenses to additional paid-in capital and accumulated deficit for equity and liability classified instruments, respectively, as a part of the reverse recapitalization.

(H)

To reflect (1) the repayment of debt and the amortization of the debt discount related to the Loan and Transfer Agreements held by TRTL, which is repayable in full upon consummation of the Business Combination, and (2) the return of capital related to the April Subscription Agreement. Also, upon the

Closing, (i) in connection with the Loan and Transfer Agreements, 1,016,000 TRTL Class B Ordinary Shares held by the Sponsor will be transferred to the Sponsor Lenders and (ii) Pubco will deliver 200,000 newly-issued Pubco Common Shares to the April Subscription Investor in connection with the April Subscription Agreement.

(I)

To reflect the adjustment to record share-based compensation expense of $3.0 million associated with 27,505 equity awards granted to certain members of management and employees of One Energy in February 2023 which are expected to vest immediately prior to the Business Combination. Per the terms of the Business Combination Agreement, all equity awards vest immediately prior to a board-approved acquisition, merger or other business combination involving a special purpose acquisition company.

(J)	To reflect the repayment of the convertible promissory note and nonconvertible unsecured promissory note held by TRTL which is repayable in full upon consummation of the Business Combination.

(K)

To reflect (1) the payment of the one-time financial benefit charge by One Energy related to the December Loan and Transfer Agreement and February April Extension Loan Agreements held by TRTL which are payable in full upon consummation of the Business Combination and (2) upon repayment, the elimination of the derivative liability related to the December Loan and Transfer Agreement.

(L)

To reflect the payment at Closing of total estimated transaction costs of $16.1 million that are expected to be incurred in connection with the Business Combination. These transaction costs are preliminary estimates, subject to change prior to the Closing. The final amounts of TRTL and One Energy’s transaction costs and the resulting effect on the financial position and results of operations of Pubco and the extent and immediacy with which One Power may need access to additional outside capital after the Closing may differ significantly. As a part of the reverse recapitalization, the estimated transaction costs are allocated between the issued equity and liability classified instruments and recorded through additional paid-in capital and accumulated deficit, respectively.

(M)

To reflect the payment of unwaived deferred underwriting fees to Cantor and unpaid legal fees incurred by TRTL in connection with the IPO and with other potential initial business combinations that TRTL considered engaging in prior to entering into the Original BCA with One Energy for which payment was deferred until consummation of the Business Combination. This adjustment also reflects the write-off of an aggregate of $5.1 million of deferred underwriting commissions resulting from three of four of the IPO Underwriters having waived their rights to the deferred portion of the underwriting fees otherwise payable to such withdrawing underwriters upon consummation of the proposed Business Combination. As a reversal of the original entry recorded at the TRTL IPO, $4.9 million was recorded as an increase to additional paid in capital and $0.2 million was recorded through retained deficit (i.e., warrant portion had been recorded as expense).

(N)	To reflect the payment of the transaction-related costs recorded in accounts payable.

(O)

To reflect the preliminary estimated fair value of the up to 5,000,000 Earnout Shares that may become issuable to One Energy stockholders after the Closing if certain trading-price based thresholds set forth in the Business Combination Agreement are satisfied based on Pubco common stock trading prices during the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date.

The preliminary aggregate estimated fair value of the 5,000,000 Earnout Shares, at the time of consummation of the Business Combination, is $41.8 million, based on the respective trigger prices for the Earnout Shares. The preliminary estimated fair values were determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the following assumptions: a stock price of $10 on the Closing Date, a contractual term of 5-years, a risk-free rate of 4.08%, and an expected volatility of 43.55%. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination. The Earnout Shares are deemed to be liability-classified financial instruments (see Note 1).

(P)

To reflect that the TRTL Sponsor has agreed to subject 500,000 Founder Shares to contingent forfeiture conditions for a period of up to two years after the Closing in the event that the trading price of shares of Pubco common stock does not equal to or exceed $12.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days during such two-year period.

The preliminary estimated aggregate fair value of the 500,000 Founder Shares at the time of consummation of the Business Combination, is $3.8 million based on the $12.00 per share trading price-based contingent forfeiture condition. The preliminary estimated fair values were determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the following assumptions: a stock price of $10 on the Closing Date, a contractual term of 2-years, a risk-free rate of 4.50%, and an expected volatility of 43.75%. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination. The Founder Shares subject to contingent forfeiture are deemed to be liability-classified financial instruments (see Note 1).

(Q)

Represents the conversion of 63,025 shares of One Energy Series A Preferred Stock at a par value of $0.0001 from mezzanine equity to additional paid-in capital as a part of the recapitalization outlined in (S) for the No Additional Redemptions Scenario.

(R)

Represents the reclassification of TRTL’s redeemable Class A Ordinary Shares issued to public holders in the TRTL IPO that will no longer be subject to redemption from mezzanine equity to Pubco Class A Common Stock and additional paid-in capital as a part of the recapitalization outlined in (S).

(S)

To reflect the recapitalization of One Energy through the Business Combination and the issuance of 26,890,211 Pubco Class A Common Shares to former One Energy stockholders, the conversion, in connection with the Closing, of 8,625,000 TRTL Class B Ordinary Shares into 8,625,000 TRTL common stock, upon consummation of the Domestication, which are exchanged, in the TRTL Merger for 8,625,000 shares of Pubco Class A Common Stock, of which 500,000 Pubco Class A shares are subjected to the contingent forfeiture conditions outlined in (P), the issuance of 200,000 Pubco Class A Common Shares, par value of $0.0001 per share, to the April Subscription Investor assuming a stock price of $10 per share on the Closing Date in connection with the April Subscription Agreement, and to reflect, assuming the occurrence at Closing of the “No Additional Redemptions” scenario, the reclassification of 15,519,813 TRTL Class A Ordinary Shares held by public shareholders into Pubco Class A Common Shares with a par value of $0.0001 per share.

(T)	To reflect the elimination of TRTL’s historical accumulated deficit to additional paid-in capital as part of the reverse recapitalization of the Business Combination.

(U)	To reflect the forfeiture of 5,893,333 Private Placement Warrants held by TRTL Sponsor upon closing of the Business Combination in connection with the Private Placement Warrants Termination Agreement.

Pro Forma Business Combination and Material Event Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 are as follows:

Pro Forma Adjustments for Material Events

(HH)	To reflect the one-time financial benefit charge in connection the February April Extension Loan Agreements which is payable in full upon consummation of the Business Combination.

Pro Forma Business Combination Accounting Adjustments

(AA)

To reflect the incremental amortization of the debt discount due to the repayment of debt related to the Loan and Transfer Agreements held by TRTL, which is repayable in full upon consummation of the Business Combination.

(BB)

Represents an adjustment to record the share-based compensation expense associated with equity awards One Energy granted to certain members of management and employees in February 2023 which are expected to vest immediately prior to the Business Combination. Per the terms of the Business Combination Agreement, all equity awards vest immediately prior to a board-approved acquisition, merger or other business combination involving a special purpose acquisition company that results in One Energy or its successor being listed on a United States national securities exchange.

(CC)	To reflect the elimination of interest earned on investments held in the Trust Account.

(DD)

To reflect the preliminary estimated transaction costs that are expected to be incurred and allocated to the liability classified instruments issued in connection with the Business Combination. These transaction costs are preliminary estimates; the final amounts and the resulting effect on the Pubco’s financial position and results of operations may differ significantly.

(EE)	To reflect the elimination of accrued dividends on One Energy Series A Preferred Stock in line with the conversion in (Q).

(FF)

To reflect the write-off of deferred underwriting commissions by reversing the original entry recorded at the TRTL IPO (i.e., warrant portion had been recorded as expense) due to three of four of the IPO Underwriters having waived their rights to the deferred portion of the underwriting fees upon consummation of the Business Combination.

(GG)

To reflect the elimination of the change in fair value of the 5,893,333 Private Placement Warrants held by TRTL Sponsor, which are forfeited as part of the Business Combination, as described in (U) above.

(II)	To reflect the elimination of the derivative liability related to the December Loan and Transfer Agreement upon consummation of the Business Combination, as described in (K) above.

(JJ)

To reflect the issuance of 200,000 Pubco Class A Common Shares, par value of $0.0001 per share, to the April Subscription Investor assuming a stock price of $10 per share on the Closing Date in connection with the April Subscription Agreement.

3.	Earnings (Loss) per Share

Represents the pro forma basic and diluted net income (loss) per share to holders of Pubco Shares calculated using the weighted-average common shares outstanding as a result of the pro forma adjustments. The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based on the number of Pubco shares expected to be outstanding as if the Transactions and Material Events had occurred on January 1, 2023. The calculation of weighted-average shares outstanding for pro forma basic and diluted earnings per share assumes that the shares issuable in connection with the Transactions and Material Events have been outstanding for the entirety of the year presented.

Included in the shares outstanding and weighted-average shares outstanding (for the calculation of pro forma basic and diluted earnings per share), as presented in the unaudited pro forma condensed combined financial information, are the Pubco Common Shares (in the “No Additional Redemptions Scenario”) to be issued to the various holders of Pubco shares, after the Closing, under the redemption scenario presented.

Pro forma weighted-average shares outstanding—basic and diluted are calculated as follows for the year ended December 31, 2023:

For the Year ended December 31, 2023
Assuming No Additional Redemptions
Numerator:
Pro forma net loss	$(24,987,982)

Denominator:
Former One Energy stockholders	26,890,211
Former TRTL non-redeeming Public Shareholders	15,519,813
TRTL Sponsor	5,459,000
Anchor Investors	1,650,000
Sponsor Lenders	1,216,000

Pro forma weighted-average shares outstanding—basic and diluted	50,735,024

Pro forma basic and diluted loss per share	$(0.49)

Common stock equivalents:
Anti-dilutive stock options	1,109,789

Anti-dilutive Earnout Shares	5,000,000

Anti-dilutive Founder Shares	500,000

Anti-dilutive TRTL public shareholder warrants	8,625,000

Anti-dilutive Sponsor private placement warrants	1,040,000

The common stock equivalents, presented based on amounts outstanding, were excluded from the calculation of pro forma diluted loss per share because their inclusion would be anti-dilutive.

SCENARIO 2

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2023

						ASSUMING MAXIMUM REDEMPTION
	One Energy Enterprises Inc. (Historical)	TortoiseEcofin Acquisition Corp. III (Historical)	Adjustments for Material Events	Notes		Transaction Accounting Adjustments	Notes		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$1,368,991	$469,134	$7,200,000	(A)		$(2,286,792)	(M)		$—
			—	(B)		(12,607,174)	(L)
			1,433,000	(C)		(2,432,000)	(H)
			3,000,000	(D)		(715,000)	(J)
						(1,213,000)	(K)
						5,782,841	(N)
Restricted cash	1,106,798	—	—			—			1,106,798
Accounts receivable, net of allowance for doubtful accounts	550,420	—	—			—			550,420
Other receivables	4,298	—	—			—			4,298
Prepaid expenses	2,309,559	28,437	—			(1,292,424)	(G)		1,045,572
Contract assets	44,048	—	—			—			44,048
Other current assets	87,941	—	—			—			87,941

Total current assets	5,472,055	497,571	11,633,000			(14,763,549)			2,839,077

Property, plant, and equipment, net	66,953,240	—	—			16,948,765	(Q)		83,902,005
Investments held in Trust Account	—	183,277,939	(14,960,689)	(E)		(168,317,250)	(F)		—
Prepaid expenses, noncurrent	70,932	—	—			—			70,932
Other long-term assets	2,998,903	—	—			—			2,998,903
Land options	229,100	—	—			—			229,100
Finance lease right-of-use assets	61,038	—	—			—			61,038
Intangible assets	—	—				39,032,300	(Q)		39,032,300
Goodwill	—	—	—			256,435,728	(Q)		256,435,728

Total assets	$75,785,268	$183,775,510	$(3,327,689)			$129,335,994			$385,569,083

LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$3,625,628	$652,547	$—			$5,782,841	(N)		$10,061,016
Accrued expenses	906,045	866,384	—			—			1,772,429
Accrued payroll and payroll taxes	195,964	—	—			—			195,964
Deposits held - related party	3,000,000	—	—			—			3,000,000
Other payables	181,364	—	—			—			181,364
Dividends payable	—	—	—			—			—
Contract liabilities	28,140	—	—			—			28,140
Earnout share liability	—	—	—			41,800,000	(O)		45,590,000
						3,790,000	(P	)
Other current liabilities	593,334	—	716,500	(C	)	(1,263,250)	(K	)	46,584
Long-term debt, current portion	13,237,564	—	—			—			13,237,564

Total current liabilities	21,768,039	1,518,931	716,500			50,109,591			74,113,061

Long-term debt, net of current portion	13,775,132	—	3,000,000	(D)		—			16,775,132
Promissory note	—	335,000	—			(335,000)	(J)		—
Convertible promissory note	—	380,000	—			(380,000)	(J)		—
Loan and transfer agreement, net of debt discount	—	850,319	1,433,000	(C)		(2,283,319)	(H)		—
Due to related party	—	133,333	—			—			133,333
Unfavorable power purchase agreements	—	—	—			3,050,000	(Q)		3,050,000

					ASSUMING MAXIMUM REDEMPTION
	One Energy Enterprises Inc. (Historical)	TortoiseEcofin Acquisition Corp. III (Historical)	Adjustments for Material Events	Notes	Transaction Accounting Adjustments	Notes		Pro Forma Balance Sheet
Finance lease liabilities, net of current portion	47,743	—	—		—			47,743
Other liabilities	777,574	—	—		706,426	(Q)		1,484,000
Deferred legal fees	—	173,667	—		(173,667)	(M)		—
Deferred underwriting commissions	—	7,245,000	—		(7,245,000)	(M)		—
Derivative warrant liabilities	—	1,383,136	—		(523,917)	(T)		859,219
Deferred tax liabilities	1,012,606	—	—		—			1,012,606

Total liabilities	37,381,094	12,019,386	5,149,500		42,925,114			97,475,094

Mezzanine Equity - Series A preferred stock ($0.0001 par value; 78,228 shares authorized; 46,935 shares issued and outstanding)	20,510,983	—	7,200,000	(A)	—			27,710,983
Class A ordinary shares subject to possible redemption, $0.0001 par value; 15,519,813 shares issued and outstanding)	—	183,177,939	(14,960,689)	(E)	(168,217,250)	(F)		—
Stockholders’ equity (deficit)
Class A common stock ($0.0001 par value; 551,653 shares authorized; 255,187 shares issued and outstanding)	25	—	—	(B)	(25)	(R)		—
Class B common stock ($0.0001 par value; 150,700 shares authorized, issued and outstanding)	15	—	—		(15)	(R)		—
Class B ordinary shares ($0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding)	—	863	—		(863)	(S)		—
Pubco common stock, par value $0.0001	—	—	—		2,323	(S)		3,156
					863	(S)
					(50)	(S)
					20	(S)
Additional paid-in capital	112,715,393	173,461	—		1,997,707	(S)		286,740,498
					(100,000)	(F)
					319,246,895	(Q)
					(112,715,393)	(R)
					(41,800,000)	(O)
					(3,790,000)	(P)
					3,021,643	(I)
					2,553,105	(R)
					4,913,770	(M)
					523,917	(T)
Accumulated deficit	(109,445,828)	(11,596,139)	(716,500)	(C)	110,162,328	(R)		(30,397,706)
					(148,681)	(H)
					(3,021,643)	(I)
					(1,292,424)	(G)
					50,250	(K)
					(2,000,000)	(S)
					218,105	(M)
					(12,607,174)	(L	)

Total stockholders’ equity (deficit)	3,269,605	(11,421,815)	(716,500)		265,214,658			256,345,948
Non-controlling interests	14,623,586	—	—		(10,586,528)	(Q)		4,037,058

Total stockholders’ equity (deficit)	17,893,191	(11,421,815)	(716,500)		254,628,130			260,383,006

Total liabilities, mezzanine equity, and stockholders’ equity (deficit)	$75,785,268	$183,775,510	$(3,327,689)		$129,335,994			$385,569,083

SCENARIO 2

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

						ASSUMING MAXIMUM REDEMPTION
	One Energy Enterprises Inc. (Historical)	TortoiseEcofin Acquisition Corp. III (Historical)	Adjustments for Material Events			Transaction Accounting Adjustments		Pro Forma Statement of Operations
Operating revenues	$6,008,988	$—	$—			$298,045	(EE)	$6,307,033
Operating expenses:
Cost of operations (exclusive of depreciation and amortization shown below)	1,624,475	—	—			—		1,624,475
General and administrative expenses	18,377,495	2,839,492	—			3,021,643	(BB)	24,238,630
Administrative expenses - related party	—	120,000	—			—		120,000
Depreciation, amortization, and accretion expense	4,001,528	—	—			3,488,644	(EE)	7,490,172
Taxes (other than income taxes)	260,342	—	—			—		260,342
Transaction costs	—	—	—			13,899,598	(DD)	13,899,598

Total operating expenses	24,263,840	2,959,492	—			20,409,885		47,633,217

Loss from operations	(18,254,852)	(2,959,492)	—			(20,111,840)		(41,326,184)

Other income/(expense):
Change in fair value of derivative warrant liabilities	—	1,728,531	—			(654,749)	(GG)	1,073,782
Other income attributable to derecognition of deferred underwriting fee allocated to offering costs	—	205,275	—			218,105	(FF)	423,380
Other income, net	25,990	—	—			—		25,990
Sponsor loan derivative liability	(546,750)	—	(716,500)	(HH	)	50,250	(II)	(3,213,000)
						(2,000,000)	(JJ)
Interest income	58,885	13,898,712	—			(13,898,712)	(CC)	58,885
Interest expense	(3,841,428)	—	—			—		(3,841,428)
Amortization of loan origination fees	(134,524)	—	—			—		(134,524)
Amortization of debt issuance costs	(35,936)	(24,780)	—			(148,681)	(AA)	(209,397)

Total other income (expense)	(4,473,763)	15,807,738	(716,500)			(16,433,787)		(5,816,312)

Net income (loss) before income taxes	(22,728,615)	12,848,246	(716,500)			(36,545,627)		(47,142,496)

Total income benefit (tax)	2,548,014	—	—			—		2,548,014

Net income (loss) and comprehensive income (loss)	$(20,180,601)	$12,848,246	$(716,500)			$(36,545,627)		$(44,594,482)

Less: Net income (loss) and comprehensive income (loss) attributed to non-controlling interests	(4,863,126)	—	—			—		(4,863,126)

Net income (loss) and comprehensive income (loss) attributed to controlling interests	$(15,317,475)	$12,848,246	$(716,500)			$(36,545,627)		$(39,731,356)

Accrual of Series A preferred stock cash dividend	(328,638)	—	—			—		(328,638)
Accrual of Series A preferred stock PIK dividend	(657,277)	—	—			—		(657,277)

Net income (loss) and comprehensive income (loss) available to common stockholders	$(16,303,390)	$12,848,246	$(716,500)			$(36,545,627)		$(40,717,271)

Pro forma net loss per share information:
Weighted average common shares outstanding	399,419	39,583,500						31,558,841
Basic and diluted net loss per share	$(40.82)	$0.32						$(1.29)

Scenario 2

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the Combined Company’s pro forma financial condition and results of operations based upon the historical financial information after giving effect to the Transactions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Transactions.

Notwithstanding the legal form, assuming maximum redemption, the Business Combination is expected to be accounted for in accordance with the acquisition method of accounting under the provisions of ASC 805, Business Combinations. Under this method of accounting, One Energy will be treated as the acquired company for accounting purposes, whereas TRTL will be treated as the accounting acquirer.

Upon consummation of the Business Combination, One Energy is considered a variable interest entity as the expected cash on hand results in the equity at risk for One Energy to be considered insufficient to fund expected future cash flow needs, including funding future projected losses, and servicing existing debt obligations. TRTL will hold a variable interest in One Energy as it will own 100% of One Energy’s equity. TRTL will be considered the primary beneficiary as its ownership will provide the power to direct the activities that most significantly impact One Energy’s performance and the obligation to absorb the losses and/or receive the benefits of One Energy that could potentially be significant to One Energy. The consideration transferred will be allocated to the assets acquired and liabilities assumed based on their estimated acquisition-date fair values. The excess of consideration transferred to effect the acquisitions over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Transaction costs will be expensed as if the Business Combination had occurred on January 1, 2023.

The unaudited pro forma condensed combined financial information presented does not reflect any cost savings, operating synergies, tax savings, or revenue enhancements that the consolidated company may achieve as a result of the Business Combination. One Energy and TRTL had not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the Companies.

The unaudited pro forma condensed combined financial information has been prepared based on the One Energy and TRTL historical financial statements, as adjusted to give effect to the Business Combination and Material Events. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 give pro forma effect to the Transactions as if they had been consummated and Material Events as if they had occurred as of January 1, 2023. The unaudited pro forma condensed combined balance sheet as of December 31, 2023 is derived from the historical balance sheets of One Energy and TRTL, adjusted on a pro forma basis as if the Transactions had been consummated and Material Events had occurred as of December 31, 2023.

The pro forma adjustments reflecting the consummation of the Transactions and occurrence of the Material Events are based on certain currently available information and certain assumptions and methodologies that each of One Energy and TRTL believes are reasonable under the circumstances. The pro forma adjustments, which are described in the following notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. Each of One Energy and TRTL believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Transactions and Material Events based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Earnout Shares Subject to Contingent Future Issuance

The Earnout Shares are accounted for as liability-classified equity instruments. The Earnout Shares are issuable, on a contingent basis, to former One Energy Stockholders if certain Pubco Common Share trading-price based thresholds set forth in the Business Combination Agreement are satisfied during the post-Closing period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date.

The preliminary estimated aggregate fair value of the 5,000,000 Earnout Shares upon closing of the Business Combination is $41.8 million based on the respective trigger prices for the shares. The preliminary estimated fair values were determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the following assumptions: a stock price of $10 on the Closing Date, a contractual term of 5-years, a risk-free rate of 4.08%, and an expected volatility of 43.55%. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination.

Founder Shares Subject to Contingent Forfeiture

The Founder Shares subject to contingent forfeiture are accounted for as liability-classified equity instruments. The TRTL Sponsor has agreed to subject 500,000 Founder Shares held by the Sponsor to contingent forfeiture conditions for a period up to two years after the Closing in the event that the trading price of Pubco Common Shares does not equal or exceed $12.00 per share for any twenty (20) trading days out of any thirty (30) consecutive trading days during such two-year period.

The preliminary estimated aggregate fair value of the 500,000 Founder Shares subject to contingent forfeiture, which are issued and outstanding, upon closing of the Business Combination is $3.8 million based on the respective trigger prices for the shares. The preliminary estimated fair values were determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the following assumptions: a stock price of $10 on the Closing Date, a contractual term of 2-years, a risk-free rate of 4.50%, and an expected volatility of 43.75%. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination.

The unaudited pro forma condensed combined financial information under Scenario 2 presents the “Maximum Redemption Scenario.” The Maximum Redemption Scenario assumes that 15,519,813 shares of TRTL Class A Ordinary Shares are redeemed for an aggregate cash payment of approximately $168.3 million. The Pubco shares issuable to former One Energy stockholders in connection with the Company Merger will be comprised either of Pubco Common Shares or a combination of Pubco Common Shares and Pubco Preferred Shares (the latter applying only upon the occurrence of circumstances consistent with the assumptions incorporated in the “Maximum Redemption Scenario”). The Pubco securities issuable at the Closing to Former One Energy Securityholders will also include Assumed Options to purchase additional Pubco Common Shares, which are not included in the pro forma ownership information above but are described in more detail in the section titled “[   ] - Beneficial Ownership”.

The foregoing scenarios are for illustrative purposes only, as TRTL does not have, as of the date of this proxy statement/prospectus, a meaningful way of providing any certainty regarding the number of additional redemptions by holders of TRTL Class A Ordinary Shares that may occur prior to Closing.

2.	Preliminary Purchase Consideration

Upon the effective date of the Business Combination, all of the outstanding shares of One Energy will be exchanged for shares of Pubco. The acquisition will be accounted for as a business combination in accordance with ASC 805, Business Combinations. The following table summarizes the preliminary estimate of the consideration transferred to affect the One Energy acquisition and the preliminary estimate of purchase price allocation to the assets acquired and liabilities assumed:

Shares of Pubco Common and Preferred Stock transferred(1) (2)	28,000,000
Pubco Common Stock share price(1)	$10.00

Pubco Common Stock consideration transferred	$280,000,000
Estimated fair value of Earnout Shares(3)	$41,800,000

Total purchase consideration transferred	$321,800,000

Cash and cash equivalents	$11,568,991
Restricted cash	1,106,798
Accounts receivable, net of allowance for doubtful accounts	550,420
Other receivables	4,298
Prepaid expenses	2,309,559
Contract assets	44,048
Other current assets	87,941
Property, plant, and equipment, net	83,902,005
Prepaid expenses, noncurrent	70,932
Other long-term assets	2,998,903
Land options	229,100
Finance lease right-of-use assets	61,038
Intangible assets	39,032,300
Goodwill	256,435,728

Total assets acquired	398,402,061

Accounts payable	(3,625,628)
Accrued expenses	(906,045)
Accrued payroll and payroll taxes	(195,964)
Deposits held – related party	(3,000,000)
Other payable	(181,364)
Contract liabilities	(28,140)
Other current liabilities	(1,309,834)
Long-term debt, current portion	(13,237,564)
Long-term debt, net of current portion	(16,775,132)
Unfavorable power purchase agreements	(3,050,000)
Finance lease liabilities, net of current portion	(47,743)
Other liabilities	(1,484,000)
Deferred tax liabilities	(1,012,606)

Total liabilities assumed	(44,854,020)

Mezzanine equity	(27,710,983)

Non-controlling interests	(4,037,058)

Total consideration transferred	$321,800,000

(1)	Based on preliminary estimates.
(2)	Includes Assumed Options.

(3)

The preliminary estimated fair value was determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the assumptions outlined in Note 1. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination.

The excess of the purchase price over the fair values of the net identifiable tangible and intangible assets acquired will be assigned to goodwill. Goodwill represents the future benefits as a result of the acquisition that will enhance the services available to both new and existing customers. Goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event that management determines that the value of goodwill has been impaired, an accounting charge for the amount of impairment during the quarter in which the determination is made may be recognized. Goodwill attributable to the One Energy acquisition is not expected to be deductible for tax purposes.

The following table sets forth the amounts allocated to the intangible assets identified, the estimated useful lives of those intangible assets, and the methodologies used to determine the fair values of those intangible assets:

	Fair Value	Useful Life (in years)	Fair Value Methodology
Customer relationships	$38,200,000	14	Multi-period Excess Earnings Method
Trade names & trademarks	832,300	3	Relief from Royalty Method

	$39,032,300

Unfavorable power purchase agreements are amortized to revenue over the term of the respective PPA. The fair value of ($3,050,000) was determined using the differential income method.

A 10% fluctuation in Pubco’s share price would affect the value of the preliminary merger consideration reflected in the unaudited pro forma condensed combined financial information with a corresponding change to goodwill related to the transaction, as illustrated in the table below:

Change in Share Price	Share Price	Estimated Purchase Consideration	Estimated Goodwill
As presented in the pro forma condensed combined results	10.00	321,800,000	256,435,728
10% increase in share price	11.00	349,800,000	284,435,728
10% decrease in share price	9.00	293,800,000	228,435,728

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The pro forma condensed combined financial information does not include an income tax adjustment based on the history of One Energy’s losses and the expectation that Pubco would not be able to realize the tax benefits. The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Companies filed consolidated income tax returns during the periods presented.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Business Combination and Material Event Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2023 are as follows:

Pro Forma Adjustments for Material Events

(A)	To reflect the issuance and sale of 16,090 One Energy Series A Preferred Shares, par value of $0.0001 per share, classified as mezzanine equity.

(B)	To reflect the expected issuance by One Energy of 4,350 shares, prior to Closing, of One Energy Class A Common Shares upon exercise of outstanding One Energy warrants for $0.0001 per share.

(C)

The entry by TRTL, the TRTL Sponsor, and One Energy into the February April Extension Loan Agreements, pursuant to which the applicable Sponsor Lenders, inclusive of the April Subscription Investor, lent or contributed to, as applicable, the Sponsor an aggregate of $1,433,000 for the benefit of TRTL. The February April Extension Loan Agreements also include a one-time financial benefit charge of $716,500 in the aggregate which is payable in full by One Energy upon consummation of the Business Combination.

(D)	To reflect the entry by One Energy into a related party debt agreement in an aggregate principal amount of $3.0 million.

(E)

To reflect an aggregate cash payment of approximately $18.9 million out of the Trust Account, distributed to redeeming TRTL Public Shareholders in connection with the redemption of 1,744,889 Class A Ordinary Shares in connection with the April Extension Meeting, net of an adjustment of $4.0 million for the increase in redemption value of the TRTL Class A Ordinary Shares subject to possible redemption between the balance sheet date of December 31, 2023 and the April Partial Redemption Event.

Pro Forma Business Combination Accounting Adjustments

(F)

To reflect the assumption that TRTL’s Public Shareholders exercise their redemption rights with respect to a maximum of 15,519,813 TRTL Class A Ordinary Shares prior to the Closing resulting in an aggregate cash payment of approximately $168.3 million from the Trust Account. Scenario 2 assumes all 15,519,813 TRTL Class A Ordinary Shares subject to possible redemption are redeemed.

(G)	To reclassify the transaction-related costs deemed to be direct and incremental costs of the Business Combination from prepaid expenses to accumulated deficit.

(H)

To reflect (1) the repayment of debt and the amortization of the debt discount related to the Loan and Transfer Agreements held by TRTL, which is repayable in full upon consummation of the Business Combination, and (2) the return of capital related to the April Subscription Agreement. Also, upon the Closing, (i) in connection with the Loan and Transfer Agreements, 1,016,000 TRTL Class B Ordinary Shares held by the Sponsor will be transferred to the Sponsor Lenders and (ii) Pubco will deliver 200,000 newly-issued Pubco Common Shares to the April Subscription Investor in connection with the April Subscription Agreement.

(I)

To reflect the adjustment to record share-based compensation expense of $3.0 million associated with 27,505 equity awards granted to certain members of management and employees of One Energy in February 2023 which are expected to vest immediately prior to the Business Combination. Per the terms of the Business Combination Agreement, all equity awards vest immediately prior to a board- approved acquisition, merger or other business combination involving a special purpose acquisition company.

(J)	To reflect the repayment of the convertible promissory note and nonconvertible unsecured promissory note held by TRTL which is repayable in full upon consummation of the Business Combination.

(K)

To reflect (1) the payment of the one-time financial benefit charge by One Energy related to the December Loan and Transfer Agreement and February April Extension Loan Agreements held by TRTL which are payable in full upon consummation of the Business Combination and (2) upon repayment, the elimination of the derivative liability related to the December Loan and Transfer Agreement.

(L)

To reflect the payment at Closing of total estimated transaction costs of $12.6 million that are expected to be incurred in connection with the Business Combination. These transaction costs are preliminary estimates, subject to change prior to the Closing. In accordance with the acquisition method of accounting under the provisions of ASC 805, transaction costs are expensed.

(M)

To reflect the payment of unwaived deferred underwriting fees to Cantor and unpaid legal fees incurred by TRTL in connection with the IPO and with other potential initial business combinations that TRTL considered engaging in prior to entering into the Original BCA with One Energy for which payment was deferred until consummation of the Business Combination. This adjustment also reflects the write-off of an aggregate of $5.1 million of deferred underwriting commissions resulting from three of four of the IPO Underwriters having waived their rights to the deferred portion of the underwriting fees otherwise payable to such withdrawing underwriters upon consummation of the proposed Business Combination. As a reversal of the original entry recorded at the TRTL IPO, $4.9 million was recorded as an increase to additional paid in capital and $0.2 million was recorded through retained deficit (i.e., warrant portion had been recorded as expense).

(N)	To reflect the reclassification of negative cash and cash equivalents to accounts payable.

(O)

To reflect the preliminary estimated fair value of the up to 5,000,000 Earnout Shares that may become issuable to One Energy stockholders after the Closing if certain trading-price based thresholds set forth in the Business Combination Agreement are satisfied based on Pubco common stock trading prices during the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date. The preliminary aggregate estimated fair value of the 5,000,000 Earnout Shares, at the time of consummation of the Business Combination, is $41.8 million, based on the respective trigger prices for the Earnout Shares.

The preliminary estimated fair values were determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the following assumptions: a stock price of $10 on the Closing Date, a contractual term of 5-years, a risk-free rate of 4.08%, and an expected volatility of 43.55%. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination. The Earnout Shares are deemed to be liability-classified financial instruments (see Note 1).

(P)

To reflect that the TRTL Sponsor has agreed to subject 500,000 Founder Shares to contingent forfeiture conditions for a period of up to two years after the Closing in the event that the trading price of shares of Pubco common stock does not equal to or exceed $12.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days during such two-year period.

The preliminary estimated aggregate fair value of the 500,000 Founder Shares at the time of consummation of the Business Combination, is $3.8 million based on the $12.00 per share trading price-based contingent forfeiture condition. The preliminary estimated fair values were determined using a Monte-Carlo simulation model, which requires inputs based on estimates, including the following assumptions: a stock price of $10 on the Closing Date, a contractual term of 2-years, a risk-free rate of 4.50%, and an expected volatility of 43.75%. The actual fair values could change materially once the final valuation is determined as of the closing of the Business Combination. The Founder Shares subject to contingent forfeiture are deemed to be liability-classified financial instruments (see Note 1).

(Q)

To reflect (1) the fair value adjustments to record One Energy’s identifiable intangible assets and goodwill of $39.0 million and $256.4 million, respectively, (2) the fair value adjustments to One Energy’s property, plant, and equipment, unfavorable power purchase agreements, asset retirement obligations, and non-controlling interests of $16.9 million, ($3.1) million, ($0.7) million, and $10.6 million, respectively, and (3) the consideration transferred for the acquisition of One Energy as outlined in Scenario 2 Note 2.

(R)

To reflect the elimination of One Energy’s historical equity comprised of common stock at a par value of $0.0001, additional paid-in capital, and accumulated deficit to additional paid-in capital in accordance with the acquisition method of accounting.

(S)

To reflect the issuance of 23,233,841 Pubco Class A Common Shares and 3,569,431 Pubco Preferred Shares to former One Energy stockholders, the issuance of 200,000 Pubco Class A Common Shares assuming a stock price of $10 per share on the Closing Date to the April Subscription Investor in connection with the April Subscription Agreement, and the conversion, in connection with the Closing, of 8,625,000 TRTL Class B Ordinary Shares into 8,625,000 TRTL common stock, upon consummation of the Domestication, which are exchanged, in the TRTL Merger for 8,625,000 shares of Pubco Class A Common Stock, of which 500,000 Pubco Class A shares are subjected to the contingent forfeiture conditions outlined in (P), all of which have a par value of $0.0001 per share.

The issuance of Pubco Preferred Shares under the Maximum Redemption Scenario (in a ratio of one Pubco Preferred Share for each One Energy Series A Preferred Share outstanding as of immediately prior to the Company Merger Effective Time) assumes that the mandatory conversion provisions set forth in the Company Current Charter (the “OE Preferred Automatic Trigger Event”) — which provide that if certain conditions, which include that One Energy receives at least $150 million in gross cash proceeds from the proposed Business Combination are satisfied, then, immediately prior to the Company Merger Effective Time, all then-outstanding One Energy Series A Preferred Shares will be automatically converted into One Energy Common Stock in accordance with the Company Current Charter — are not met as of the Closing, such that One Energy Preferred Shares prior to the Closing will not be converted into One Energy Common Shares immediately prior to the Company Merger but will in connection with the Closing, be cancelled and exchanged for the right to receive Pubco Preferred Shares in accordance with the terms of the Business Combination Agreement. The calculation of the number of One Energy Preferred Shares outstanding as of immediately prior to the Company Merger Effective Time assumes a Closing Date of December 31, 2023.

As the terms of the One Energy Series A Preferred Shares set forth in the Company Current Charter are expected to remain the same as currently through the Closing of the Business Combination, the One Energy preferred shares are classified as mezzanine equity.

(T)	To reflect the forfeiture of 5,893,333 Private Placement Warrants held by TRTL Sponsor upon closing of the Business Combination in connection with the Private Placement Warrants Termination Agreement.

Pro Forma Business Combination and Material Event Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 are as follows:

Pro Forma Adjustments for Material Events

(HH)	To reflect the one-time financial benefit charge in connection the February April Extension Loan Agreements which is payable in full upon consummation of the Business Combination.

Pro Forma Business Combination Accounting Adjustments

(AA)

To reflect the incremental amortization of the debt discount due to the repayment of debt related to the Loan and Transfer Agreements held by TRTL, which is repayable in full upon consummation of the Business Combination.

(BB)

Represents an adjustment to record the share-based compensation expense associated with equity awards One Energy granted to certain members of management and employees in February 2023 which are expected to vest immediately prior to the Business Combination. Per the terms of the Business Combination Agreement, all equity awards vest immediately prior to a board-approved acquisition, merger or other business combination involving a special purpose acquisition company that results in One Energy or its successor being listed on a United States national securities exchange.

(CC)	To reflect the elimination of interest earned on investments held in the Trust Account.

(DD)

To reflect the preliminary estimated transaction costs that are expected to be incurred in connection with the Business Combination. These transaction costs are preliminary estimates; the final amounts and the resulting effect on the Pubco’s financial position and results of operations may differ significantly.

(EE)

To reflect the incremental amortization, depreciation, and accretion expense recorded as a result of the fair value adjustments outlined in (Q) as if the Business Combination had occurred on January 1, 2023.

(FF)

To reflect the write-off of deferred underwriting commissions by reversing the original entry recorded at the TRTL IPO (i.e., warrant portion had been recorded as expense) due to three of four of the IPO Underwriters having waived their rights to the deferred portion of the underwriting fees upon consummation of the Business Combination.

(GG)

To reflect the elimination of the change in fair value of the 5,893,333 Private Placement Warrants held by TRTL Sponsor, which are forfeited as part of the Business Combination, as described in (T) above.

(II)	To reflect the elimination of the derivative liability related to the December Loan and Transfer Agreement upon consummation of the Business Combination, as described in (K) above.

(JJ)

To reflect the issuance of 200,000 Pubco Class A Common Shares, par value of $0.0001 per share, to the April Subscription Investor assuming a stock price of $10 per share on the Closing Date in connection with the April Subscription Agreement.

4.	Earnings (Loss) per Share

Represents the pro forma basic and diluted net income (loss) per share to holders of Pubco Shares calculated using the weighted-average common shares outstanding as a result of the pro forma adjustments. The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based on the number of Pubco shares expected to be outstanding as if the Transactions and Material Events had occurred on January 1, 2023. The calculation of weighted-average shares outstanding for pro forma basic and diluted earnings per share assumes that the shares issuable in connection with the Transactions and Material Events have been outstanding for the entirety of the year presented.

Included in the shares outstanding and weighted-average shares outstanding (for the calculation of pro forma basic and diluted earnings per share), as presented in the unaudited pro forma condensed combined financial information, are the Pubco shares consisting of Pubco Common Shares and Pubco Preferred Shares (in the case of the “Maximum Redemption Scenario”) to be issued to the various holders of Pubco shares, after the Closing, under the redemption scenario presented.

Pro forma weighted-average shares outstanding — basic and diluted are calculated as follows for the year ended December 31, 2023:

For the Year ended December 31, 2023
Assuming Maximum Redemptions
Numerator:
Pro forma net loss	$(40,717,271)

Denominator:
Former One Energy stockholders	23,233,841
Former TRTL non-redeeming Public Shareholders	—
TRTL Sponsor	5,459,000
Anchor Investors	1,650,000
Sponsor Lenders	1,216,000

Pro forma weighted-average shares outstanding—basic and diluted	31,558,841

Pro forma basic and diluted loss per share	$(1.29)

Common stock equivalents:
Anti-dilutive stock options	1,196,728

Anti-dilutive Earnout Shares	5,000,000

Anti-dilutive Founder Shares	500,000

Anti-dilutive TRTL public shareholder warrants	8,625,000

Anti-dilutive Sponsor private placement warrants	1,040,000

The common stock equivalents, presented based on amounts outstanding, were excluded from the calculation of pro forma diluted loss per share because their inclusion would be anti-dilutive.

INFORMATION ABOUT TRTL

Introduction

TRTL is a blank check company incorporated on February 3, 2021 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Significant Activities Since Inception

In February 2021, the Sponsor purchased 7,187,500 of TRTL’s Class B ordinary shares (the “Founder Shares”) for $25,000, or approximately $0.003 per share. In February 2021, TRTL effected a share capitalization of 1,437,500 of its Class B ordinary shares, resulting in our Sponsor holding an aggregate of 8,625,000 Founder Shares. On July 19, 2021, the Sponsor forfeited a total of 120,000 Founder Shares and TRTL issued 40,000 Founder Shares to each of its independent directors. On July 27, 2021, the underwriters purchased the Units subject to the over-allotment option in full and as a result, 1,125,000 Founder Shares were no longer subject to forfeiture. In connection with certain qualified institutional buyers or institutional accredited investors (the “Anchor Investors”) purchasing 32,400,000 Units in our Initial Public Offering and the Over-Allotment, the Sponsor sold an aggregate of 1,650,000 Founder Shares to the Anchor Investors. On October 28, 2022, one of TRTL’s independent directors resigned and forfeited their 40,000 Founder Shares. On October 31, 2022, TRTL issued 40,000 Founder Shares to a newly appointed independent director.

On the IPO Closing Date, TRTL consummated its Initial Public Offering of 30,000,000 Units, and on July 27, 2021, consummated the Over-Allotment of 4,500,000 Units. The Units were sold at a price of $10.00 per unit, generating gross proceeds to us of approximately $345.0 million. Each unit consists of one Class A ordinary share and one-fourth of one redeemable warrant. Each whole warrant (a “public warrant”) entitles the holder thereof to purchase one Class A ordinary shares at a price of $11.50 per share, subject to adjustment, and only whole warrants are exercisable. The public warrants will become exercisable 30 days after the completion of our initial business combination, and will expire five years after the completion of our initial business combination or earlier upon redemption or liquidation.

On the IPO Closing Date, simultaneously with the consummation of its Initial Public Offering, TRTL completed the private sale of 6,333,333 Private Placement Warrants at a purchase price of $1.50 per warrant to TortoiseEcofin Borrower LLC, a Delaware limited liability company (“TortoiseEcofin Borrower”) and the managing member of the Sponsor, generating gross proceeds to us of approximately $9.5 million. Concurrently with the consummation of the Over-Allotment, TortoiseEcofin Borrower purchased 600,000 additional Private Placement Warrants, generating gross proceeds of $900,000. Each Private Placement Warrant entitles the holder to purchase one of our Class A ordinary shares at $11.50 per share. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination.

TRTL received gross proceeds from the Initial Public Offering, the Over-Allotment and the sale of the Private Placement Warrants of $355.4 million. $345.0 million of the gross proceeds were deposited into the Trust Account. The $345.0 million of net proceeds held in the Trust Account includes approximately $12.1 million of deferred underwriting discounts and commissions that will be released to the underwriters of the Initial Public Offering upon completion of an initial business combination. Of the gross proceeds from the Initial Public Offering, the Over-Allotment and the sale of the Private Placement Warrants that were not deposited in the Trust Account, $6.9 million was used to pay underwriting discounts and commissions in connection with the Initial Public Offering, approximately $195,000 was used to repay loans and advances from the Sponsor, and the balance was reserved to pay accrued offering and formation costs, business, legal and accounting due diligence expenses on prospective acquisitions and continuing general and administrative expenses.

On September 8, 2021, TRTL announced that, commencing on September 9, 2021, holders of the Units sold in the Initial Public Offering may elect to separately trade the Class A ordinary shares and public warrants included in the Units.

On June 13, 2023, TRTL instructed Continental to liquidate the investments held in the Trust Account and deposit the cash proceeds thereof into an interest-bearing deposit account. Such deposit account carries a variable rate and TRTL cannot assure you that the initial rate will not decrease or increase significantly.

On July 16, 2023 each of Juan J. Daboub, Mary Beth Mandanas and Greg A. Walker resigned from TRTL’s board of directors and all committees thereof. None of Mr. Daboub’s, Ms. Mandanas’ or Mr. Walker’s resignation was a result of any disagreement with TRTL or the Board on any matters related to TRTL’s operation, policies or practices. In connection with each of Mr. Daboub’s, Ms. Mandanas’ and Mr. Walker’s resignation and in accordance with the terms of the arrangement to which each of them agreed at the time of their respective appointment to the Board, each of Mr. Daboub, Ms. Mandanas and Mr. Walker forfeited to TRTL all of the Class B ordinary shares, par value $0.0001 per share, which were previously issued to them in connection with their appointment to the Board.

On July 17, 2023, three of the four underwriters for TRTL’s initial public offering, consisting of Barclays, Goldman and Academy, agreed to waive all rights to their respective portion of the Deferred Discount (as defined in the Underwriting Agreement between the parties and TRTL, dated July 19, 2021) (or approximately $9.96 million of the total $12.075 million of the Deferred Discount) with respect to TRTL’s recently-announced proposed business combination with an industrial renewable power solutions company.

On July 19, 2023, the Sponsor, TortoiseEcofin Borrower, the managing member of the Sponsor, and Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company (“HCGP”) entered into a securities purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, HCGP acquired from TEB all of TEB’s limited liability company interests in the Sponsor as well as 5,893,333 private placement warrants of TRTL held by TortoiseEcofin Borrower. In connection with the transaction, HCGP assumed Tortoise Capital Advisors, L.L.C.’s (“Tortoise Capital Advisors”) rights and obligations under the that certain Administrative Support Agreement, dated July 19, 2021, between TRTL and Tortoise Capital Advisors.

On July 19, 2023, TRTL issued a promissory note (the “Note”) in the principal amount of up to $1,000,000 to HCGP. The Note was issued in connection with advances HCGP may make in the future to TRTL for working capital expenses. The Note bears no interest and is repayable in full upon the earlier of (i) the date on which TRTL consummates its initial business combination and (ii) the date that the winding up of TRTL is effective. At the election of HCGP, all or a portion of the unpaid principal amount of the Note may be converted into warrants of TRTL at a price of $1.50 per warrant (the “Conversion Warrants”). The Conversion Warrants and their underlying securities are entitled to the registration rights set forth in the Note.

On July 19, 2023, the board of directors of TRTL appointed Thomas D. Hennessy as a director of TRTL.

On July 31, 2023, the TRTL Board appointed Jack Leeney, Andrew Lipsher, and Matthew Schindel as directors of TRTL. Each of these directors serve on the audit, compensation and nominating and corporate governance committees of the TRTL Board, with Mr. Leeney serving as chair of the compensation committee, Mr. Lipsher serving as chair of the nominating and corporate governance committee, and Mr. Schindel serving as chair of the audit committee.

On October 19, 2023, TRTL held an extraordinary general meeting in lieu of an annual general meeting of shareholders (the “October Extension Meeting”). At the October Extension Meeting, the shareholders of TRTL, among other things, approved a proposal to amend by special resolution TRTL’s amended and restated memorandum and articles of association (the “October Charter Amendment”) to extend the date by which TRTL has to consummate an initial business combination from October 22, 2023 on a monthly basis up to six times until April 22, 2024 (or such earlier date as determined by the TRTL Board in its sole discretion. Shareholders holding 17,235,298 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $180.9 million was removed from the Trust Account to pay such holders.

In connection with the October Charter Amendment, TRTL issued a promissory note (the “October Extension Note”) in the aggregate principal amount of up to $1,553,823.18 (the “October Extension Funds”) to the Sponsor, pursuant to which the October Extension Funds were deposited into the Trust Account for the benefit of each outstanding Public Share that was not redeemed in connection with the extension of TRTL’s termination date from October 22, 2023 on a monthly basis up to six times until April 22, 2024.

On December 10, 2023, TRTL entered into certain loan and transfer agreements between TRTL, the Sponsor, One Energy and other parties (the “December Lenders”), pursuant to which the December Lenders agreed to loan an aggregate of $999,000 to the Sponsor (the “December Loan”) and the Sponsor loaned such amount to TRTL (the “December SPAC Loan”). Neither the December Loan nor the December SPAC Loan will accrue any interest.

The Sponsor and TRTL are jointly responsible for the payment of the principal amount of the December Loan within five business days of the completion of TRTL’s Business Combination with One Energy. In addition, within five business days of the completion of the Business Combination, One Energy will pay the December Lenders an additional one-time cash payment in the aggregate amount of $496,500. In addition, in the event the Business Combination is completed and a mandatory trigger for conversion of One Energy Preferred Shares set forth in the December Loan and Transfer Agreement occurs, each December Lender will have a one-time option to cause Pubco to repurchase up to 360,000 Pubco Common Shares, on an as-converted basis, owned by such December Lender as a result of private purchases of One Energy Common Shares prior to the Closing at $10.00 per share, which option is exercisable within the first thirty trading days following the completion of the Business Combination.

If the Business Combination is not completed, One Energy will issue to each December Lender the number of One Energy Common Shares equal to the principal amount of its December Loan at a price that values One Energy at its most recent private company equity valuation. If One Energy Common Shares are not listed on a national securities exchange by December 31, 2026, each December Lender will also have a one-time option to cause One Energy to redeem all of their owned shares resulting from the December Loan and Transfer Agreement for an amount equal to the product of (x) 1.05 and (y) each December Lender’s pro rata amount of the December Loan.

As additional consideration for the December Lenders making the December Loan available to the Sponsor, the Sponsor agreed to transfer to the December Lenders an aggregate of 499,500 TRTL Class B Ordinary Shares upon the Closing.

On February 15, 2024, TRTL entered into certain loan and transfer agreements (the “February Loan and Transfer Agreements”) with the Sponsor, One Energy and other parties (the “February Lenders”), pursuant to which February Lenders agreed to loan an aggregate of $333,000 to the Sponsor (the “February Loan”) and the Sponsor intends to loan such amount to TRTL (the “February SPAC Loan”). Neither the February Loan nor the February SPAC Loan will accrue any interest. The Sponsor and TRTL are jointly responsible for the payment of the principal amount of the February Loan within five business days of the completion of the Business Combination. In addition, within five business days of the completion of the Business Combination, One Energy will pay the February Lenders an additional one-time cash payment in the aggregate amount of $166,500. In addition, in the event the Business Combination is completed and a mandatory trigger for conversion of One Energy Preferred Shares set forth in the February Loan and Transfer Agreement occurs, the February Lenders will have a one-time option to cause Pubco to repurchase up to an aggregate of 120,000 Pubco Common Shares, on an as-converted basis, owned by the February Lenders at $10.00 per share, which option is exercisable within the first thirty trading days following the completion of the Business Combination. If the Business Combination is not completed, One Energy will issue to each of the February Lenders the number of One Energy Common Shares equal to the principal amount of its February Loan at a price that values One Energy at its most recent private company equity valuation. If One Energy Common Shares are not listed on a national securities exchange by December 31, 2026, each of the February Lenders will also have a one-time option to cause One Energy to redeem all of its owned shares resulting from the February Loan and Transfer Agreement for an amount equal to the product of (x) 1.05 and (y) each of February Lenders’ pro rata amount of the February Loan. As additional consideration for the February Lenders making the February Loan available to the Sponsor, the Sponsor agreed to transfer to the February Lenders an aggregate of 166,500 TRTL Class B Ordinary Shares upon the Closing.

On April 11, 2024, TRTL entered into Initial April Loan and Transfer Agreements with the Sponsor, One Energy and other parties (the “Initial April Lenders”), and on April 17, 2024, TRTL entered into Later April Loan and Transfer Agreements with the Sponsor, One Energy and other parties (the “Later April Lenders”, collectively with Initial April Lenders, the “April Lenders”), pursuant to which April Lenders agreed to loan an aggregate of $700,000 to the Sponsor (the “April Lenders Loan”) and the Sponsor intends to loan such amount to TRTL (the “April SPAC Loan”). Neither the April Lenders Loan nor the April SPAC Loan will accrue interest, but the April Lenders Loan shall be repaid, and has the other terms, as set forth in the April Loan and Transfer Agreements.

The Sponsor and TRTL are jointly responsible for the payment of the principal amount of the April Lenders Loan within five business days of the completion of the Business Combination. In addition, within five business days of the completion of the Business Combination, One Energy will pay the April Lenders an additional one-time cash payment in the aggregate amount of $350,000. As additional consideration for the April Lenders making the April Lenders Loan available to the Sponsor, the Sponsor agreed to transfer to the April Lenders an aggregate of 350,000 TRTL Class B Ordinary Shares upon the Closing.

If the Business Combination is not completed, One Energy will issue to each of the April Lenders the number of One Energy Common Shares equal to the principal amount of the April Lenders Loan at a price that values One Energy at its most recent private company equity valuation. If One Energy Common Shares are not listed on a national securities exchange by December 31, 2026, each of the April Lenders will also have a one-time option to cause One Energy to redeem all of its owned shares resulting from the April Loan and Transfer Agreement for an amount equal to the product of (x) 1.05 and (y) each of April Lenders’ pro rata amount of the April Lenders Loan.

On April 19, 2024, TRTL held an extraordinary general meeting of shareholders (the “April Extension Meeting”). At the April Extension Meeting, the shareholders of TRTL, among other things, approved a proposal to amend by special resolution TRTL’s amended and restated memorandum and articles of association (the “April Charter Amendment”) to extend the date by which TRTL has to consummate an initial business combination from April 22, 2024 on a monthly basis up to six times until October 22, 2024 (or such earlier date as determined by the TRTL Board in its sole discretion). Shareholders holding 1,744,889 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $18.92 million was removed from the Trust Account to pay such holders.

In connection with the April Extension Meeting, on April 25, 2024, TRTL, the Sponsor, One Energy and the April Subscription Investor entered into the April Subscription Agreement, pursuant to which, the April Subscription Investor agreed to contribute $400,000 to the Sponsor as a capital contribution (“Capital Contribution”), which will generally be treated as part of the April SPAC Loan, as described above, and was loaned by the Sponsor to TRTL for working capital funds and extensions within two business days after the execution of the April Subscription Agreement. In consideration of such Capital Contribution, the April Subscription Investor will receive 200,000 Pubco Common Shares upon consummation of the proposed Business Combination with certain registration rights. Following TRTL’s repayment of the Capital Contribution amount to the Sponsor, the Sponsor, in turn, shall pay an amount equal to the Capital Contribution to the April Subscription Investor within five business days of the Closing (the “Return of Capital”). In addition, within seven days of the Closing, Pubco will pay the April Subscription Investor an additional one-time cash payment in the aggregate amount of $200,000 (the “Cash Payment”).

In the event that TRTL or the Sponsor defaults in its obligations regarding the Return of Capital or Cash Payment under the April Subscription Agreement for a period of 30 business days following the written notice to Pubco, Pubco shall cause to be issued to the April Subscription Investor 800,000 One Energy Common Shares, with registration rights, within three business days after receipt of the written notice on default, subject to certain limits.

Furthermore, in the event the Business Combination is completed and a mandatory trigger of One Energy Preferred Shares occurs prior to the Closing under the terms of the One Energy Charter, the April Subscription Investor will have a one-time option to cause Pubco to repurchase up to 600,000 One Energy Common Shares owned by the April Subscription Investor as a result of private purchases of One Energy Preferred Shares prior to the closing of the Business Combination, at $10.00 per share, which option is exercisable within the first thirty trading days following the completion of the Business Combination.

If the Business Combination is not completed, the April Subscription Agreement provides that One Energy will issue to the April Subscription Investor the number of One Energy Common Shares equal to the principal amount of its Capital Contribution at a price that values One Energy at its most recent private company equity valuation. If One Energy Common Shares are not listed on a national securities exchange by December 31, 2026, the April Subscription Investor will also have a one-time option to cause One Energy to redeem all of the One Energy Common Shares then-owned by the April Subscription Investor that are a direct result from the April Subscription Agreement for an amount equal to the product of (x) 1.05 and (y) the Capital Contribution.

Additionally, on April 26, 2024, One Energy has re-affirmed its prior commitments regarding One Energy’s responsibility for expenses incurred by TRTL associated with the proposed Business Combination, including a written acknowledgement by One Energy that One Energy is responsible for reimbursement of all the extension expense, among other future expenses that incurred by TRTL related to the completion of the proposed Business Combination.

On May 13, 2024, TRTL, One Energy, Pubco and the Merger Subs entered into an amendment to the Business Combination Agreement, whereby (i) the number of Sponsor Earnout Shares was reduced from 1,750,000 to 500,000, (ii) the receipt of the February Loan and the April Loan (following the December Loan) were reflected in the Business Combination Agreement, and (iii) the requirement that TRTL has at least $5,000,001 of net tangible assets as a condition to the Closing was removed from the Business Combination Agreement.

Fair Market Value of One Energy Business

Pursuant to NYSE listing rules, the One Energy business that TRTL is acquiring must have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for the Business Combination. The fair market value of One Energy was determined by the TRTL Board based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). Based on the financial analysis of One Energy generally used to approve the Business Combination described herein, the TRTL Board determined that this requirement was met. In reaching this determination, the TRTL Board concluded that it was appropriate to base such valuation on qualitative factors such as management strength and depth, competitive positioning, and business model as well as quantitative factors such as One Energy’s potential for future growth in revenue and profits. The Public Shareholders will be relying on the business judgment of the TRTL Board, which had significant discretion in choosing the standard used to establish the fair market value of One Energy, and different methods of valuation may have varied greatly in outcome from one another. As discussed in the Section entitled “Proposal 3: The Business Combination Proposal - Satisfaction of 80% Test,” the TRTL Board determined that this test was met in connection with the Business Combination.

If NYSE delists TRTL’s securities from trading on its exchange, TRTL would not be required to satisfy the fair market value requirement described above and could complete a business combination with the One Energy business having a fair market value substantially below 80% of the balance in the Trust Account.

Shareholder Approval of the Business Combination

TRTL is seeking shareholder approval of the Business Combination at the Special Meeting and, in connection with such meeting, Public Shareholders may redeem their Class A Ordinary Shares for cash in accordance with the procedures described in this proxy statement/prospectus. TRTL’s Insiders have agreed in the Insider Letter Agreement (i) to vote the Founder Shares and any Class A Ordinary Shares owned by the Insiders, or TRTL’s directors and officers, in favor of the Business Combination; and (ii) not to redeem any Class A Ordinary Shares in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination. As a result of redemptions in connection with the April Extension Meeting, the Insiders and Anchor Investors currently own approximately 35.7% of TRTL’s total outstanding Class A and Class B Ordinary Shares.

Unless the NTA Proposal is approved, TRTL will not complete Business Combination (or any other proposed initial business combination, if the Business Combination is not completed) in an amount that would cause TRTL’s net tangible assets to be less than US$5,000,001. TRTL will only complete the Business Combination if TRTL obtains approval from a majority of the issued and outstanding Ordinary Shares.

Redemption Rights

In connection with the Special Meeting, Public Shareholders (but not TRTL’s Insiders) may seek to exercise redemption rights with respect to their Public Shares, regardless of whether they vote for or against the Business Combination, for the Redemption Price. Notwithstanding the foregoing, TRTL’s Insiders have agreed, pursuant to the Insider Letter with us, not to exercise their rights to redeem any Public Shares held by them for the Redemption Price. Redemption rights of Public Shareholders, if properly exercised in the manner described in this proxy statement/prospectus will be effected under the Current Charter and Cayman Islands law. At the Special Meeting, Public Shareholders have the ability to vote for or against the Business Combination and still seek redemption of their Public Shares.

TRTL’s Insiders, directors and officers will not have redemption rights with respect to any Ordinary Shares owned by them, directly or indirectly, whether acquired prior to the IPO or purchased by them in the IPO or in the aftermarket.

Pursuant to TRTL’s Current Charter, a Public Shareholder may request that TRTL redeem all or a portion of its Public Shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that unless the NTA Proposal is approved, TRTL may not redeem such shares if such redemption would result in TRTL not having net tangible assets (as determined under the Exchange Act) of at least $5,000,001.

A Public Shareholder will be entitled to receive cash for any Public Shares to be redeemed only if such Public Shareholder:

(a)

holds Public Shares or holds Public Shares through TRTL Units and elects to separate such TRTL Units into the underlying Public Shares and warrants prior to exercising redemption rights with respect to the Public Shares; and

(b)

prior to 5:00 p.m., Eastern Time, on [   ] , 2024 (two business days prior to the vote at the Special Meeting), (i) submit a written request to Continental, TRTL’s Transfer Agent, that TRTL redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through The Depository Trust Company.

Holders of TRTL Units must elect to separate the underlying Public Shares and Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their TRTL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the TRTL Units into the underlying Public Shares and Warrants, or if a holder holds TRTL Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, only with TRTL’s consent, until the consummation of the Business Combination, or such other date as determined by the TRTL Board.

Any corrected or changed written demand of redemption rights must be received by TRTL’s Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Special Meeting. No demand for Redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Special Meeting.

Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is TRTL’s understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, TRTL does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, TRTL will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your TRTL shares for cash and will no longer own these shares following the Business Combination.

If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Warrants. Your Warrants will continue to be outstanding following a Redemption of your Public Shares and will become exercisable in connection with the completion of the Business Combination. Holders of Private Warrants do not have redemption rights in connection with the Business Combination.

If the initial business combination is not approved or completed for any reason, then Public Shareholders who elected to exercise their redemption rights would not be entitled to exercise their rights to redeem their Ordinary Shares for the applicable pro rata share of the Trust Account. In such case, TRTL will promptly return any share certificates (if any) and other redemption forms delivered by Public Shareholders.

Limitation on Redemption Rights

In connection with the Business Combination a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption of its shares with respect to more than an aggregate of 20% of the shares sold in the IPO without the prior consent of TRTL Board. TRTL believes the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to redeem their shares as a means to force us or TRTL’s management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 20% of the shares sold in the IPO could threaten to exercise its redemption rights against an initial business combination if such holder’s shares are not purchased by us or TRTL’s management at a premium to the then-current market price or on other undesirable terms. By limiting TRTL’s shareholders’ ability to redeem no more than 20% of the shares sold in the IPO, TRTL believes that it will limit the ability of a small group of shareholders to unreasonably attempt to block TRTL’s ability to complete TRTL’s initial business combination. However, we would not be restricting TRTL’s shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 20% of the shares sold in the IPO) for or against TRTL’s initial business combination.

Redemption of Public Shares if No Business Combination

If TRTL does not complete a business combination by October 22, 2024 (unless such date is further extended by TRTL shareholders), TRTL will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account not previously released to us to fund Regulatory Withdrawals and/or to pay income taxes, if any, and less up to $100,000 of interest we may use for TRTL’s dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of TRTL’s remaining shareholders and the TRTL Board, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to TRTL’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Prior to such redemption of Public Shares, TRTL would be required to assess all claims that may be potentially brought against us by TRTL’s creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the Public Shareholders with respect to amounts that are owed to them. There can be no assurances that TRTL will properly assess all claims that may be potentially brought against us. As such, TRTL’s shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event we enter an insolvent liquidation. Furthermore, while we will seek to have all vendors and service providers (which would include any third parties we engaged to assist us in any way in connection with TRTL’s search for One Energy) and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.

Each of TRTL’s Insiders and the purchasers of the Private Warrants have agreed to waive its rights to participate in any liquidation of TRTL’s Trust Account with respect to the Founder Shares and Private Warrants. There will be no distribution from the Trust Account with respect to any Warrants, which will expire worthless.

If we are unable to complete an initial business combination and expend all of the net proceeds of TRTL’s IPO, other than the proceeds deposited in the Trust Account, the per-share distribution from the Trust Account would be approximately $10.85 (based on the Trust Account balance as of May 1, 2024).

The proceeds deposited in the Trust Account could, however, become subject to the claims of TRTL’s creditors which would be prior to the claims of the Public Shareholders. Although TRTL will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against TRTL’s assets, including the funds held in the Trust Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of the Public Shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, TRTL’s management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent public accountants) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay our taxes, except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and except as to any claims under our indemnity of the underwriters of our Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations, and we believe that our Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Employees

TRTL has two officers. These individuals are not obligated to devote any specific number of hours to TRTL matters and devote only as much time as they deem necessary to TRTL’s affairs. TRTL does not intend to have any full-time employees prior to the completion of a business combination.

Legal Proceedings

To the knowledge of TRTL’s management, there is no litigation currently pending or contemplated against TRTL, any of TRTL’s officers or directors in their capacity as such or against any of TRTL’s property.

DIRECTORS, OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF TRTL PRIOR TO THE BUSINESS COMBINATION

Directors and Executive Officers

The directors and executive officers of TRTL are as follows:

Name	Age	Title
Vincent T. Cubbage*	59	Chief Executive Officer and Chairman of the Board of Directors
Stephen Pang*	42	President and Chief Financial Officer
Thomas D. Hennessy	39	Director
Jack Leeney	39	Independent Director
Andrew Lipsher	58	Independent Director
Matthew Schindel	38	Independent Director

*	Denotes an executive officer.

The experience of our directors and executive officers is as follows:

Vincent T. Cubbage — Chief Executive Officer and Chairman of the Board of Directors. Mr. Cubbage has served as our Chief Executive Officer and as a Director since February 2021. Mr. Cubbage has served as a director of Volta Inc. (NYSE: VLTA), a company in the commerce-centric electric vehicle charging business, since August 2021 and the Interim Chief Executive Officer until the completion of its sale to Shell USA in March 2023. From July 2020 to August 2021, Mr. Cubbage served as Chief Executive Officer, President and as a director and Chairman of Tortoise Acquisition Corp. II, a special purpose acquisition company, which was merged with Volta Industries, Inc. in August 2021. Mr. Cubbage served as Chief Executive Officer, President and as a director of Tortoise Acquisition Corp., a special purpose acquisition company, from November 2018, and as Chairman of the Tortoise Acquisition Corp. Board from the completion of its initial public offering in March 2019, to the completion of its initial business combination with Hyliion on October 1, 2020, and he continues to serve on the board of directors of Hyliion Holdings Corp. He has served as Managing Director — Private Energy of Tortoise Capital Advisors, L.L.C. from January 2019 to July 2023 and of Ecofin Investments, LLC from September 2020 to July 2023. Mr. Cubbage served as the Chief Executive Officer and a member of the Board of Managers of Lightfoot Capital Partners GP LLC, the general partner of Lightfoot Capital Partners, LP, from its formation in 2006 through its wind up in December 2019. He served as Chief Executive Officer, Director and Chairman of the Board of Arc Logistics GP LLC, the general partner of Arc Logistics Partners LP (NYSE: ARCX), formerly a publicly-traded partnership engaged in the midstream business, from October 2013 to the date of its sale in December 2017. From 2007 to 2011, Mr. Cubbage also served on the board of managers of the general partner of International Resources Partners, LP, a private partnership founded by Lightfoot Capital that was engaged in the mining of natural resources. Prior to founding Lightfoot Capital, Mr. Cubbage was a Senior Managing Director and Head of the Midstream sector in the Investment Banking Division of Banc of America Securities from 1998 to 2006. Before joining Banc of America Securities, Mr. Cubbage was a Vice President at Salomon Smith Barney in the Global Energy and Power Group where he worked from 1994 to 1998. Mr. Cubbage received an M.B.A. from the American Graduate School of International Management and a B.A. from Eastern Washington University. We believe Mr. Cubbage’s extensive knowledge of the energy industry, as well as his substantial business, leadership and management experience, including serving on the board of directors of publicly traded companies, brings important and valuable skills to our board of directors.

Stephen Pang — President and Chief Financial Officer. Mr. Pang has served as our President and Chief Financial Officer since February 2021. From September 2020 to August 2021, Mr. Pang served as a director of Tortoise Acquisition Corp. II, a special purpose acquisition company, which was merged with Volta Industries, Inc. in August 2021, and served as the Chief Financial Officer of Tortoise Acquisition Corp. II from July 2020 to August 2021. Mr. Pang served as a director of Tortoise Acquisition Corp., a special purpose acquisition company, from the completion of its initial public offering in March 2019, and as Chief Financial Officer of Tortoise Acquisition Corp. since January 2020, to the completion of its initial business combination on October 1, 2020. He served as a Managing Director of Tortoise Capital Advisors, L.L.C. from January 2019 to February 2024 and of Ecofin Investments, LLC from September 2020 to February 2024, where he served as a Portfolio Manager and led Tortoise’s public and private direct investments across its energy strategies. Prior to joining Tortoise in 2014, Mr. Pang was a director in Credit Suisse Securities (USA) LLC’s Equity Capital Markets Group. Before joining Credit Suisse Securities (USA) LLC in 2012, he spent eight years in Citigroup Global Markets Inc.’s Investment Banking Division, where he focused on equity underwriting and corporate finance in the energy sector. In May 2024, Mr. Pang was appointed as the Chief Financial Officer of Montana Technologies Corp. (Nasdaq: AIRJ), a climate technology company. Mr. Pang received a B.S. in Business Administration from the University of Richmond and is a CFA charterholder. We believe Mr. Pang’s extensive background in capital markets, finance and investing in the energy industry brings important and valuable skills to our board of directors.

Thomas D. Hennessy — Director since July 2023. Mr. Hennessy has served as a Managing Partner of Growth Strategies of Hennessy Capital Group, LLC, an alternative investment firm founded in 2013 that focuses on investing in industrial, infrastructure, climate and real estate technologies. Mr. Hennessy has served as Chairman and Chief Executive Officer of two (NYSE: TWOA), a special purpose acquisition company, since March 2023. Mr. Hennessy has served as a director of Jaguar Global Growth Corporation I (Nasdaq: JGGC), a special purpose acquisition company targeting businesses operating primarily outside of the United States in the PropTech sector, since February 2021. Since December 2020, he has served as a director of 7GC & Co. Holdings Inc. (Nasdaq: VII), a special purpose acquisition company targeting the technology industry. Mr. Hennessy, in his role as Chairman, Co-Chief Executive Officer and President, has executed two successful SPAC business combinations, including (i) PropTech Acquisition Corporation’s business combination with Porch Group, Inc. (Nasdaq: PRCH) in 2020; and (ii) PropTech Investment Corporation II’s business combination with Appreciate Holdings, Inc. (Nasdaq: SFR) in 2022. Since 2021, Mr. Hennessy has also invested in numerous privately-held companies in his capacity as Managing Partner of Hennessy Capital Growth Partners, a growth equity fund that serves as a strategic capital and growth partner to real estate technology and climate technology companies. Mr. Hennessy served from 2014 to 2019 as a Portfolio Manager of Abu Dhabi Investment Authority. Mr. Hennessy holds a B.A. degree from Georgetown University and an M.B.A. from the University of Chicago Booth School of Business. We believe Mr. Hennessy is qualified to serve as a director of the Company due to his extensive experience with special purpose acquisition companies and his expertise in mergers and acquisitions.

Jack Leeney — Independent Director since July 2023. Mr. Leeney has served as Chairman and Chief Executive Officer of 7GC & Co. Holdings (Nasdaq: VII) since September 2020. He has also served as a director of two (NYSE: TWOA) since March 2023. He previously served as an independent director of PropTech Acquisition Corporation (Nasdaq: PTAC) from November 2019 to December 2023 and PropTech Investment Corporation II (Nasdaq: PTIC) from December 2020 to November 2023. Since 2016, Mr. Leeney has served as a Co-Founder and Managing Partner of 7GC & Co., a growth stage venture capital firm. Mr. Leeney led the firm’s investments in Cheddar (sold to Altice USA, May 2019), Capsule Corp., hims & hers (IPO, January 2021, NYSE: HIMS), Roofstock, The Mom Project, Reliance Jio, Because Market, Jackpocket, and Moonfare. He currently serves on the board of directors of The Mom Project and Because Market. Between April 2011 and December 2016, Mr. Leeney served on the boards of directors of Quantenna Communications, Inc. (Nasdaq: QTNA), DoAt Media Ltd. (Private), CinePapaya (acquired by Comcast), Joyent (acquired by Samsung), BOKU, Inc. (AIM: BOKU), Eventful (acquired by CBS) and Blueliv (Private). Previously, Mr. Leeney served as the Head of U.S. Investing for Telefonica Ventures between June 2012 and September 2016, the investment arm of Telefonica (NYSE: TEF), served as an investor at Hercules Capital (NYSE: HTGC) between May 2011 and June 2012 and began his career as a technology-focused investment banker at Morgan Stanley in 2007. Mr. Leeney holds a B.S. from Syracuse University. We believe Mr. Leeney is well qualified to serve as a director due to his investment and advisory experience.

Andrew Lipsher — Independent Director since July 2023. Mr. Lipsher has over thirty years of experience in the energy transition, media and entertainment, digital media, and technology industries. From June 2023 to March 2023, he was the Chief Development Officer of Volta, Inc. (NYSE: VLTA), and helped lead its sale to Shell

(NYSE: SHEL) in March 2023. Mr. Lipsher previously served as the Chief Strategy Officer (from July 2016 to May 2023) and the Chief Revenue Officer (from July 2016 to November 2020) for Volta. Mr. Lipsher previously served as the Chief Revenue Officer at Glamsquad (a venture backed services business) and previously held senior leadership roles at Clear Channel Media Holdings, Interscope Geffen A&M Records, News Corporation, BMG Entertainment, and the Warner Music Group. From September 2006 to March 2011, Mr. Lipsher was also a Partner at Greycroft Partners, a venture capital firm and Maroley Media Group (media and digital media private equity). Mr. Lipsher began his career as one of the founders of the New Haven Brewing Company. Mr. Lipsher graduated with a B.A. in History from Yale University and received his MBA in finance from Northwestern’s Kellogg Graduate School of Management. We believe Mr. Lipsher is qualified to serve as a director of the Company due to his experience with public companies and capital markets.

Matthew Schindel — Independent Director since July 2023. Mr. Schindel has more than 15 years of experience as an investor and operator of growth companies, including more than a decade in climate and renewable energy related businesses. From February 2020 to July 2023, he served as Chief Financial Officer at Snapdocs, a real estate software company that provides automation solutions for lenders, title companies, notaries, and other participants in real-estate transactions. Prior to Snapdocs, Mr. Schindel held various executive roles at Sunrun, Inc., the nation’s leading residential solar, storage, and energy services company. Mr. Schindel holds a Bachelor’s Degree from Harvard College. We believe Mr. Schindel is qualified to serve as a director of the Company due to his experience with public companies and capital markets.

Number and Terms of Office of Officers and Directors

We have five directors. Our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The term of office of the first class of directors, consisting of Thomas D. Hennessy, will expire at the Meeting. The term of office of the second class of directors, consisting of Matthew Schindel and Jack Leeney, will expire at our annual general meeting in 2024. The term of office of the third class of directors, consisting of Vincent T. Cubbage and Andrew Lipsher, will expire at our annual general meeting in 2025. We may not hold an annual general meeting until after we consummate our Business Combination.

Holders of our founder shares will have the right to appoint all of our directors prior to consummation of our initial business combination and holders of our Public Shares will not have the right to vote on the appointment or removal of directors during such time. These provisions of our amended and restated memorandum and articles of association may only be amended if approved by a majority of at least 90% of our Ordinary Shares voting at a general meeting.

Approval of our initial business combination will require the affirmative vote of a majority of our board of directors, which must include a majority of our independent directors and each of the non-independent directors nominated by our sponsor.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our Memorandum and Articles of Association as it deems appropriate. Our Memorandum and Articles of Association provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Treasurer and such other offices as may be determined by the board of directors.

Director Independence

The NYSE listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Our board of directors has determined that Messrs. Leeney, Lipsher, and Schindel are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

TRTL Officer and Director Compensation

Except as set forth below, none of our officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on the NYSE through the earlier of consummation of our initial business combination and our liquidation, we have agreed to reimburse HCGP, an affiliate of our Sponsor, a total of $10,000 per month for office space, utilities and secretarial and administrative support made available to us under the Administrative Support Agreement. In addition, as compensation for their services, Messrs. Leeney, Lipsher, and Schindel will each receive 20,000 Class B ordinary shares and will also be entitled to cash compensation of $25,000 per quarter, payable in arrears, and our sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation or tender offer materials (as applicable) furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, NYSE rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and NYSE rules require that the compensation committee and nominating and corporate governance committee of a listed company each be comprised solely of independent directors.

Audit Committee

We have established an Audit Committee of the board of directors. Messrs. Leeney, Lipsher, and Schindel serve as members of our Audit Committee, and Mr. Schindel chairs the Audit Committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Messrs. Leeney, Lipsher, and Schindel meet the independent director standard under NYSE listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

We have adopted an Audit Committee charter, which details the principal functions of the Audit Committee, including:

•

the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•

pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Financial Experts on Audit Committee

The Audit Committee will at all times be composed exclusively of  “independent directors” who are “financially literate” as defined under the NYSE listing standards. The NYSE listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to the NYSE that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Messrs. Leeney, Lipsher and Schindel each qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC and has accounting or related financial management expertise.

Compensation Committee

We have established a compensation committee of the board of directors. Messrs. Leeney, Lipsher, and Schindel serve as members of our compensation committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Messrs. Leeney, Lipsher, and Schindel are independent and Mr. Leeney chairs the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

•	reviewing and approving on an annual basis the compensation of all of our other officers;

•	reviewing on an annual basis our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee. The members of our nominating and corporate governance are Messrs. Leeney, Lipsher and Schindel. Mr. Lipsher serves as chair of the nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee will be to assist the board in:

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identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual general meeting or to fill vacancies on the board of directors;

•	developing, recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee will be governed by a charter that complies with the rules of the NYSE.

Director Nominations

Our nominating and corporate governance committee will recommend to the board of directors candidates for nomination for election at the annual general meeting of the shareholders. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for appointment to our board of directors should follow the procedures set forth in our amended and restated memorandum and articles of association.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more officers serving on our board of directors.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit, compensation and nominating and corporate governance committee charters as exhibits to the registration statement filed in connection with our initial public offering. You are able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF TRTL

References to the “Company,” “our,” “us” or “we” refer to TRTL. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the unaudited condensed financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on February 3, 2021. We were incorporated for the purpose of effecting an initial business combination with one or more businesses or entities that we have not yet identified.

Our sponsor is TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), which is owned by Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company (“HCGP”), and its consolidated subsidiaries and our management (directly or indirectly, including through family trusts). On February 9, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain expenses on behalf of the Company in consideration of 7,187,500 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”). The registration statement for our initial public offering (the “Initial Public Offering”) was declared effective by the SEC on July 19, 2021. On July 22, 2021, we consummated our Initial Public Offering of 30,000,000 units (the “Units”), at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring offering costs of approximately $28.3 million, of which $10.5 million was for deferred underwriting commissions and $11.1 million was the excess of the fair value of the Founder Shares sold by the Sponsor to certain qualified institutional buyers or institutional accredited investors (the “Anchor Investors”) over the price paid by such Anchor Investors for such Founder Shares. On July 23, 2021, the underwriters exercised their over-allotment option in full and on July 27, 2021, they purchased 4,500,000 additional Units, generating gross proceeds of $45.0 million (the “Over-Allotment”), and incurring offering costs of approximately $2.5 million, of which approximately $1.6 million was for deferred underwriting commissions. Approximately $1,329,000 of the offering costs were allocated to derivative warrant liabilities.

Simultaneously with the closing of our Initial Public Offering, we completed the sale of 6,333,333 warrants (the “Private Placement Warrants”) in a private placement (the “Private Placement”), at a price of $1.50 per Private Placement Warrant, to TortoiseEcofin Borrower LLC, a Delaware limited liability company (“TortoiseEcofin Borrower”), generating proceeds of $9.5 million. Concurrently with the consummation of the Over-Allotment on July 27, 2021, TortoiseEcofin Borrower purchased 600,000 additional Private Placement Warrants, generating proceeds of $900,000 (the “Second Private Placement”). Pursuant to that certain securities purchase agreement, dated as of July 19, 2023, HCGP acquired from TortoiseEcofin Borrower all of its limited liability company interests in the Sponsor, as well as 5,893,333 Private Placement Warrants of the Company held by TortoiseEcofin Borrower.

Upon the closing of the Initial Public Offering and the Private Placement on July 22, 2021, and the closing of the Over-Allotment and the Second Private Placement on July 27, 2021, the net proceeds thereof consisting of $345.0 million ($10.00 per Unit) were placed in a trust account (the “Trust Account”), located in the United States with Continental acting as trustee, and may be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the Trust Account as described below.

Our management has broad discretion with respect to the specific application of the net proceeds of the IPO, the Over-Allotment and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating an initial business combination. If we have not completed an business combination by October 22, 2024, unless such date is further extended by TRTL’s shareholders (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to fund Regulatory Withdrawals and/or to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish our public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

On October 19, 2023, TRTL held an extraordinary general meeting in lieu of an annual general meeting of shareholders (the “October Extension Meeting”). At the October Extension Meeting, the shareholders of TRTL, among other things, approved a proposal to amend by special resolution TRTL’s amended and restated memorandum and articles of association (the “October Charter Amendment”) to extend the date by which TRTL has to consummate an initial business combination from October 22, 2023 on a monthly basis up to six times until April 22, 2024 (or such earlier date as determined by the TRTL Board in its sole discretion. Shareholders holding 17,235,298 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $180.9 million was removed from the Trust Account to pay such holders.

In connection with the October Charter Amendment, TRTL issued a promissory note (the “October Extension Note”) in the aggregate principal amount of up to $1,553,823.18 (the “October Extension Funds”) to the Sponsor, pursuant to which the October Extension Funds were deposited into the Trust Account for the benefit of each outstanding Public Share that was not redeemed in connection with the extension of TRTL’s termination date from October 22, 2023 on a monthly basis up to six times until April 22, 2024.

On April 19, 2024, TRTL held an extraordinary general meeting of shareholders (the “April Extension Meeting”). At the April Extension Meeting, the shareholders of TRTL, among other things, approved a proposal to amend by special resolution TRTL’s amended and restated memorandum and articles of association (the “April Charter Amendment”) to extend the date by which TRTL has to consummate an initial business combination from April 22, 2024 on a monthly basis up to six times until October 22, 2024 (or such earlier date as determined by the TRTL Board in its sole discretion). Shareholders holding 1,744,889 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $18.92 million was removed from the Trust Account to pay such holders.

In connection with the April Extension Meeting, on April 25, 2024, TRTL, the Sponsor, One Energy and the April Subscription Investor entered into the April Subscription Agreement, pursuant to which, the April Subscription Investor agreed to contribute $400,000 to the Sponsor as a capital contribution (“Capital Contribution”), which will generally be treated as part of the April SPAC Loan, as described above, and was loaned by the Sponsor to TRTL for working capital funds and extensions within two business days after the execution of the April Subscription Agreement. In consideration of such Capital Contribution, the April Subscription Investor will receive 200,000 Pubco Common Shares upon consummation of the proposed Business Combination with certain registration rights. Following TRTL’s repayment of the Capital Contribution amount to the Sponsor, the Sponsor, in turn, shall pay an amount equal to the Capital Contribution to the April Subscription Investor within five business days of the Closing (the “Return of Capital”). In addition, within seven days of the Closing, Pubco will pay the April Subscription Investor an additional one-time cash payment in the aggregate amount of $200,000 (the “Cash Payment”).

Additionally, on April 26, 2024, One Energy has re-affirmed its prior commitments regarding One Energy’s responsibility for expenses incurred by TRTL associated with the proposed Business Combination, including a written acknowledgement by One Energy that One Energy is responsible for reimbursement of all the extension expense, among other future expenses that incurred by TRTL related to the completion of the proposed Business Combination.

Liquidity and Capital Resources

As of December 31, 2023, we had approximately $469,000 in operating cash and a working capital deficit of approximately $1,021,000.

Our liquidity needs prior to the consummation of our Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to cover certain expenses on behalf of our Company in exchange for the issuance of 8,625,000 Founder Shares, and the loan from our Sponsor of approximately $195,000 under an unsecured promissory note (the “Note”). We repaid the Note in full on July 22, 2021 and borrowings thereunder are no longer available. Subsequent to the consummation of the Initial Public Offering, our liquidity has been satisfied through the net proceeds of $3.5 million from the consummation of the Initial Public Offering, the Over-Allotment and the sale of the Private Placement Warrants held outside of the Trust Account. In addition, in order to finance general working capital needs in connection with an initial business combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, provide us with funds as may be required (“Working Capital Loans”). On February 1, 2023, we issued the February 2023 Note to TortoiseEcofin Borrower in the amount of $500,000 to finance our general working capital needs. On February 1, 2023, March 9, 2023 and May 9, 2023, the Company borrowed $100,000, $50,000 and $185,000, respectively, under the February 2023 Note. As of December 31, 2023 and 2022, there were $335,000 and $0, respectively, outstanding under Working Capital Loans. On July 19, 2023, the Company issued the July 2023 Note in the principal amount of up to $1,000,000 to HCGP. The July 2023 Note was issued in connection with advances HCGP may make in the future to the Company for working capital expenses. The July 2023 Note bears no interest and is repayable in full upon the earlier of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. At the election of HCGP, all or a portion of the unpaid principal amount of the July 2023 Note may be converted into Conversion Warrants at a price of $1.50 per warrant. The Conversion Warrants and their underlying securities are entitled to the registration rights set forth in the July 2023 Note. On August 7, 2023 and August 18, 2023, the Company borrowed $100,000 and $280,000, respectively, under the July 2023 Note.

In connection with our assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements-Going Concern,” management has determined that liquidity condition and mandatory liquidation and subsequent dissolution raise substantial doubt about its ability to continue as a going concern. We intend to complete an initial business combination before the mandatory liquidation date; however, there can be no assurance that we will be able to consummate any business combination within the Combination Period. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after the Combination Period. Our condensed consolidated interim financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern.

On June 13, 2023, we instructed Continental to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank, with Continental continuing to act as trustee, until the earlier of the consummation of our initial Business Combination or our liquidation. As a result, following the liquidation of investments in the Trust Account, the remaining proceeds from the Initial Public Offering and Private Placement are no longer invested in U.S. government securities or money market funds invested in U.S. government securities.

Results of Operations

Our entire activity from February 3, 2021 (inception) through July 22, 2021 was in preparation for an Initial Public Offering, and since the completion of our Initial Public Offering through December 31, 2023, our activity has been limited to the searching, negotiating and completing an initial business combination. We will not generate any operating revenues until the closing and completion of our initial business combination.

Our entire activity from February 3, 2021 (inception) through July 22, 2021 was in preparation for an Initial Public Offering, and since the completion of our Initial Public Offering through December 31, 2023, our activity had been limited to searching, negotiating and completing an initial business combination. We will not generate any operating revenues until the Closing of our initial business combination.

For the year ended December 31, 2023, we had net income of approximately $12.8 million, which consisted of approximately $13.9 million in interest income from cash held in the Trust Account, approximately $1.7 million in change in fair value of derivative warrant liabilities and other income attributable to derecognition of deferred underwriting fee allocated to offering costs of approximately $205,000, partly offset by approximately $2,959,000 of general and administrative expenses inclusive of $120,000 of administrative expenses with a related party and interest expense – debt discount of approximately $25,000.

For the year ended December 31, 2022, we had net income of approximately $14.2 million, which consisted of approximately $11.0 million in change in fair value of derivative warrant liabilities and approximately $5.0 million in interest income from investments held in the Trust Account, partly offset by approximately $1.7 million of general and administrative expenses inclusive of $120,000 of administrative expenses with a related party.

Factors That May Adversely Affect our Results of Operations

Our results of operations and our ability to complete an initial business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, public health considerations and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. We cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial business combination.

Contractual Obligations

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid an underwriting discount of $0.20 per Unit, or approximately $6.0 million in the aggregate, upon the closing of our Initial Public Offering. In addition, $0.35 per Unit, or approximately

$10.5 million in the aggregate, will be payable to the underwriters for deferred underwriting commissions from the amounts held in the Trust Account solely in the event that that we complete an initial business combination, subject to the terms of the underwriting agreement.

We granted the underwriters a 45-day option from the date of our Initial Public Offering to purchase up to 4,500,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters exercised their over-allotment option in full on July 23, 2021, and on July 27, 2021, the underwriters purchased 4,500,000 additional Units, generating gross proceeds of $45.0 million.

Upon the consummation of the Over-Allotment on July 27, 2021, the underwriters were paid an additional underwriting commission of $900,000 and approximately $1.6 million in additional deferred underwriting commissions will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete an initial business combination, subject to the terms of the underwriting agreement.

On July 17, 2023, three of the four underwriters for our Initial Public Offering, consisting of Barclays Capital Inc., Goldman Sachs & Co. LLC and Academy Securities, Inc., agreed to waive all rights to their respective portion of the underwriting commissions (or approximately $9.96 million of the total $12.075 million of the underwriting commissions) with respect to the One Energy Business Combination. As of December 31, 2023, one of the underwriters had further agreed to waive all rights to their respective portion of the underwriting commissions (approximately $4.83 million) with respect to the Company’s proposed business combination or to any future business combination.

Deferred Legal Fees Associated with Initial Public Offering and Certain Other Matters

We entered into an engagement letter to obtain legal advisory services in connection with our Initial Public Offering, pursuant to which our legal counsel agreed to defer half of their fees associated with the Initial Public Offering until the closing of our initial business combination and has arranged the deferral of certain other legal expenses. As of December 31, 2023 and 2022, we recorded an aggregate of $174,000 for such deferred legal fees in the accompanying balance sheets.

Administrative Support Agreement

On July 19, 2021, the Company entered into an administrative support agreement (the “Administrative Support Agreement”) with Tortoise Capital Advisors, L.L.C. (“Tortoise Capital Advisors”), pursuant to which, commencing on the date that the Company’s securities were first listed on the New York Stock Exchange through the earlier of consummation of a business combination and the date of the Company’s liquidation, the Company agreed to pay Tortoise Capital Advisors $10,000 per month for office space, utilities and secretarial and administrative support made available to the Company. For the year ended December 31, 2023, the Company incurred $120,000, for such expenses, included as general and administrative expenses—related party on the accompanying consolidated financial statements of operations. For the year ended December 31, 2022, the Company incurred $120,000, for such expenses, included as general and administrative expenses—related party on the accompanying consolidated financial statements of operations. As of December 31, 2023 and 2022, the Company had $50,000 and $0 amounts payable for such services. On July 19, 2023, HCGP assumed Tortoise Capital Advisors’ rights and obligations under the Administrative Support Agreement.

In addition, the Sponsor, the Company’s executive officers and directors, and any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential partner businesses and performing due diligence on suitable business combination targets. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, the Company’s executive officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. During the year ended December 31, 2023, the Company incurred $21,000, of such expenses.

During the year ended December 31, 2022, the Company incurred $71,000, of such expenses. Approximately $0 and $1,000 was payable as of December 31, 2023 and 2022, respectively.

Critical Accounting Estimates

The preparation of consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the period reported. Actual results could materially differ from those estimates. One of the more significant estimates are in connection with determining the fair value of the derivative warrant liabilities.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued warrants to purchase shares, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value will be recognized in the Company’s statement of operations. The fair value of the Public Warrants and the Private Placement Warrants were initially measured at fair value using a Black-Scholes Option Pricing Method and Monte Carlo simulation, respectively. Subsequent to the Public Warrants being separately listed and traded from the Units, the fair value of the Public Warrants was measured based on their listed market price, and the fair value of the Private Placement Warrants was estimated by reference to the listed market price of the Public Warrants. The determination of the fair value of the warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation will not be reasonably expected to require the use of current assets or require the creation of current liabilities.

Off-Balance Sheet Arrangements

As of December 31, 2023, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

JOBS Act

The Jumpstart Our Business Startups Act of 2021 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and, under the JOBS Act, are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our unaudited condensed consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an

“emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (a) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the JOBS Act, (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (c) comply with any requirement that may be adopted by the Public Company Accounting and Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (d) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of our Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT ONE ENERGY

Unless the context otherwise requires, all references in this section to “we”, “us” or “our”, the “Company” or “One Power” refer to One Energy and its subsidiaries prior to the Business Combination.

INTRODUCTION

One Power Company (“One Power” or the “Company”) develops, builds, owns, and operates on-site power solutions for large industrial customers outside the factory or facility’s walls. One Power’s experienced, diverse leadership team builds and operates Megawatt-scale, mission-critical, high-voltage power systems to deliver cost-advantaged and renewable power to customers typically through long-term agreements. As a “Utility 2.0” company, One Power allows industrial customers to take back control of their power future by allowing them to make and use power where it is needed. One Power has established itself as a reliable, efficient and economical alternative to the traditional public utility model (i.e., regulated monopolies), and a means to modernize the aging power grid. As a result, the Company has earned its customers’ loyalty (through long-term contracts and physical control of the wires) and is chosen by its customers to collaborate in the development and deployment of efficient, forward-looking power solutions.

Unlike traditional renewable energy developers and independent power producers, One Power is a vertically integrated enterprise. The Company brings development, engineering, procurement, construction, operations, finance and analytics together under one roof with the goal of delivering better, faster, and safer energy solutions, thereby allowing for lower cost energy production, higher-quality project delivery and a better customer experience. As a result, the Company believes it is uniquely positioned in the near and long term to take advantage of macro trends that are increasing industrial customer demand for on-site solutions.

ENERGY INDUSTRY

One Power’s View of the “Utility 1.0” Market

One Power refers to the existing United States power grid formulated primarily by investor-owned utilities (i.e. regulated monopolies) as “Utility 1.0”—a model that has remained largely unchanged for over 75 years. One Power believes that this grid, once a marvel of the modern world and a driving force behind America’s industrial growth, has become unpredictable, unreliable, carbon-intensive and expensive. Power is a critical part of industrial growth and competitiveness, and the problems with the grid that services these industries cannot be ignored.

One Power believes that the “Utility 1.0” model is broken and that the regulated monopoly model with guaranteed rates of return for investor-owned utilities is outdated and creates perverse incentives. Under the traditional “Utility 1.0” model, power is not being generated anywhere near where it is needed, leading to the need to transport that power over long distances. The need to increase voltage, send the power long distances, move it through thousands of structures and wires, lower the voltage to move the power regionally, and finally deliver it to the end user, involves multiple companies (each with their own financial interests), and results in expensive retail electricity, as compared to the wholesale cost of power. The utilities entrusted with owning and controlling the power grid are not incentivized to maintain or improve standards, especially in the technology arena; and, in many instances, are stifling innovation and the deployment of customer-friendly distributed energy resources. However, the reality is that technology in the energy market has evolved so that many of the services previously provided by investor-owned utilities (the regulated monopolies) can be provided by One Power just as, if not more, reliably and efficiently.

One Power’s Business Model: Utility 2.0

One Power is developing new models and solutions that track the trends pushing the energy market away from the “Utility 1.0” model toward a new model that better serves the needs of customers. While there are numerous issues with the current power grid, One Power chose to concentrate on the challenges faced by industrial facilities, including: (i) a less reliable power grid; (ii) record setting price increases and price uncertainty; (iii) increased power needs resulting from the conversion from fuel-based processes to electric-based processes; and (iv) social, economic and strategic pressure to decarbonize and innovate.

The reason One Power has focused on industrial customers is simple—power use is heavily concentrated in this class of customers. Specifically, as detailed in the United States Market Analysis (the “OE Market Analysis”), prepared by One Power in September 2020, as of the date of the OE Market Analysis, there were approximately 53,000 large industrial facilities in the contiguous United States (excluding Alaska and Hawaii), including existing One Power customers. Further, based on data regarding electricity usage in the United States during 2017 published by the U.S. Energy Information Administration (“USEIA”) in October 2019, despite comprising only approximately 0.6% of U.S. electricity users in , the industrial sector (defined by the USEIA as “an energy-consuming sector that consists of all facilities and equipment used for producing, processing, or assembling goods”) consumed approximately 26% of the electricity used in the United States during 2017=. One Power’s management believes this concentration of power presents substantial opportunities for One Power. The unpredictability, unreliability, and high costs associated with the “Utility 1.0” model are causing these industrial power users to seek alternative ways to regain control over their power usage and costs. As described in more detail below, One Power believes it is poised to provide solutions to industrial customers as part of an innovative, customer-first “Utility 2.0” model.

One Power’s View of the Wind Industry

For years, utility companies have enjoyed the financial benefits produced by large wind farms and wind turbines; however, until recently, on-site generation wind projects were not possible for large commercial and industrial electricity consumers, as turbine manufacturers were not willing to sell small quantities of wind turbines and general contractors were not interested in constructing turbine jobs with a relatively small number of turbines. The wind industry did not and could not transfer the pricing structure, engineering design, and profitability of successful large-quantity turbine farms using megawatt-scale wind turbines to small-quantity wind projects. One Power has strived to break down these market barriers since its inception in 2009. Since then, the company has identified and implemented solutions designed to bring down the installed cost of Wind for Industry® projects and solve the problems that made projects like this nearly impossible for traditional wind industry participants to complete.

One Power’s Solutions

One Power uses the word “solutions” to describe its primary business model offerings. Categorizing our offerings in this manner helps with planning and marketing, but the reality is that elements embedded in each of these solutions are applied in multidisciplinary ways to achieve the goals of One Power’s customers. One Power pioneered and is currently marketing four primary solutions for industrial customers, each of which is described in more detail below:

1.

Wind for Industry®: One Power develops, constructs, and operates on-site, behind-the-meter, megawatt-scale wind power systems to deliver energy to industrial and manufacturing customers through a long term, fixed-rate agreement. One Power refers to these as “Wind for Industry” projects.

2.

Managed High Voltage (ManagedHV®): One Power provides on-site, behind-the-meter, outside-the-plant, digital, high-voltage power infrastructure, which allows customers to interconnect at higher voltages, move power more efficiently, electrify their facilities, and incorporate renewables and other power solutions on-site. This solution targets new and operating industrial facilities that need to upgrade their power systems. One Power refers to these as “ManagedHV” projects.

3.

Megawatt Hubs: One Power designs, builds, and commissions fully digital substations and electric infrastructure, generally at targeted spec sites, that can satisfy the power needs of energy-intensive industries of the present and future, including electric fleet charging, cathode and anode manufacturing, hydrogen production, digital currency mining, mobile data centers and indoor farming. One Power designed, built, and commissioned the first fully digital substation in the U.S., which, in the opinion of management, demonstrates One Power’s innovative approach to meet the power needs of these energy-intensive industries. Megawatt Hubs are designed to operate on short-term contracts with multiple customers at each site, which contracts typically lease a tenant a specific area to operate on the site and then separately sell or charge them rent for the power necessary to operate. One Power refers to these projects as “Megawatt Hub” projects.

4.

Net Zero Projects: These integrated projects are designed to allow industrial facilities to target net-zero annualized energy consumption from the power grid by combining wind, solar, storage and other power technologies into a single integrated system. One Power develops, constructs, and operates these Net Zero Projects on-site, behind-the-meter to deliver energy to industrial and manufacturing customers through a long-term offtake agreement. One Power refers to these a “Net Zero” projects.

Solution 1: Wind For Industry®

One Power’s Wind for Industry® model is a solution that involves the installation of megawatt-scale wind turbines on or physically connected to the customer’s site that can deliver nearly all or a portion of a facility’s power needs. The wind turbine(s) are “behind-the-meter,” which means they are interconnected to the facility’s side of the utility’s meter, so the energy generated by the turbines goes directly to the facility without passing through the electrical grid. The customer remains connected to both the power grid and the wind turbines at all times – so the customer utilizes power from the wind turbines first, but is always able to draw power from the grid when needed. The Company’s Wind for Industry® projects are typically delivered with long term take or pay power purchase agreements, but the Company has also offered, and in the future expects to continue to offer, Wind for Industry® projects under a capex model in which the customer owns the project and the Company engineers construct and operate the project. The Wind for Industry® solution provides industrial customers with renewable, competitively-priced power.

Currently, One Power believes it is the largest installer and operator of behind-the-meter wind energy in the United States. To date, One Power has installed, and currently owns and operates 36 megawatts (MW) of Wind for Industry® projects in the Midwest United States. Following is a list of One Power’s current Wind for Industry® projects, followed by attributes and clarifications applicable to these projects:

Owner (One Power Entity)	Project	Customer	Location of Project	Nameplate Capacity	Commercial Operation Date	PPA Expiration Date
OEE XVII LLC	Harpster Wind Project	Marathon Petroleum Company LP	Wyandot County, Ohio	1.5 MW	Q1 2016	Q1 2036

OEE XIX LLC	Zephyr Wind Project	Ball Metal Beverage Container Corporation	Hancock County, Ohio	4.5 MW	Q1 2016	Q1 2036

OEE XX LLC	Whirlpool Corporation—Findlay Wind Farm	Whirlpool Corporation	Hancock County, Ohio	3 MW	Q1 2016	Q1 2036

OEE XXIII LLC	Whirlpool Corporation—Marion Wind Farm	Whirlpool Corporation	Marion County, Ohio	4.5 MW	Q4 2017	Q4 2037

OEE XXIV LLC	Whirlpool Corporation—Ottawa Wind Farm	Whirlpool Corporation	Putnam County, Ohio	1.5 MW	Q1 2018	Q1 2038

OEE XXV LLC	Valfilm Wind Project	Valfilm North America Inc.	Hancock County, Ohio	3 MW	Q3 2018	Q3 2038

OEE XXVI LLC	Whirlpool Corporation—Greenville Wind Farm	Whirlpool Corporation	Darke County, Ohio	4.5 MW	Q4 2018	Q4 2038

OEE XXVIII LLC	Holcim—Paulding Wind Project	Holcim (US) Inc.	Paulding County, Ohio	4.5 MW	Q3 2020	Q3 2040

OEE XXX LLC	Zephyr Wind Project 2.0	Ball Metal Beverage Container Corporation	Hancock County, Ohio	4.5 MW	Q3 2020	Q3 2040

OEE XXXIII LLC	Martin Marietta Wind Project	Martin Marietta Magnesia Specialties, LLC	Sandusky County, Ohio	4.5 MW	Q1 2024	Q1 2044

Note: For purposes of this table, (i) “Commercial Operation Date” means the date that the project began regularly generating revenue and (ii) “PPA Expiration Date” means the expiration date of the 20-year power purchase agreement underlying such project.

1.

Long-Term Contracts.; Project Expirations. Each of the projects listed above is under a long-term agreement with One Energy. Each of those long-term offtake agreements has a term of 20 years that began on the date the project began to produce energy as part of its normal operations, as indicated in the Commercial Operation Date and PPA Expiration Date columns in the above table.

2.

Nameplate Capacities. All of the projects have a nameplate capacity that is also the maximum instantaneous power generation capacity of the project. In other words, a 1.5-megawatt wind turbine (Nameplate Capacity) will produce 1.5 megawatts at peak production.

3.

Per Project Energy Production. The amount of energy that is produced by each project on an annual basis is based on that project’s capacity factor (more information regarding capacity factors is included in the section below under the heading “One Power KPIs and KPI Modeling Methodology”). A project’s capacity factor is impacted by a number of variables, including wind resource at the site, the location of the specific turbine(s) at the site, the turbine’s power curve, and a number of operating factors. One Energy considers its projects’ individual capacity factors to be proprietary trade secrets, which One Energy does not disclose in order to protect the privacy of its customers. It is typical for projects such as those listed in the table above to operate at capacity factors ranging from 27% to 40% in the locations where they are sited. The estimated P50 capacity factors of the wind assets associated with the projects listed above are also consistent with this range.

4.

Project Ownership, Control and Allocations. Unless otherwise noted below, each of the listed projects are controlled by One Power through its subsidiaries using a project level partnership structure. Partnership structures are typical in the renewal energy industry. One Power uses this project level partnership structure to allow One Power to bring in investors that are able to utilize the tax credits that the project generates. This is a typical practice in the renewable energy industry. The outside investors in the project level entities all have a minority position in the project company and receive between 5% and 15% of the cash available for distribution from the projects. As noted in the Company’s financial statements, most of these projects are variable interest entities. These projects allocate profit, loss, and credits separately from cash available for distribution.

Generally, after 5-7 years of operation, all of these projects’ allocations of profits, losses, and credits automatically flip (based on time) so that One Power is allocated between 85-95% of the profits, losses, and credits. Unless otherwise noted below, One Power is the majority owner of the project companies, is in charge of all oversight and operation of the project companies, and is entitled to between 85%-95% of the cash available for distribution from the projects. In the future, One Power may consider buying out the minority owners after the projects have been operating for more than 5 years and are no longer subject to tax credit recapture. Neither One Power nor the outside investors in the relevant project companies are obligated to enter into any such equity transactions.

Exceptions:

a.

For Project OEE XVII LLC and OEE XX LLC (which were the first projects One Power completed under the customer offtake model), One Power owns 5% of the equity in each entity and, pursuant to the respective entities’ operating agreements, is entitled to 5% of the profits, losses, and credits and 5% of the cash available for distribution from each entity. The 95% owner of each of these two entities (also entitled to 95% allocations of profits, losses, and credits and 5% of the cash available for distribution from each entity) is a third party family office.

b.

For Project OEE XXXIII LLC, (which was the first project completed by One Power after the passage of the Inflation Reduction Act) One Power is the 100% owner of the project, and is entitled to all profits, losses and credits and all cash available for distribution therefrom.

In addition to the Wind for Industry® projects identified above, One Power has also engineered and constructed the following two 4.5 MW wind projects, which the relevant customers continue to own:

Project	Customer	Capacity	Commercial Operation Date
Cooper Farms Wind VW Project	V.H. Cooper & Co., Inc.	4.5 MW	Q2 2011

Haviland Wind	Haviland Plastic Products, Co.	4.5 MW	Q2 2012

One Power believes that its Wind for Industry® model offers attractive, risk-adjusted returns by servicing customers in a large, underserved market. Based on data and analyses incorporated in the OE Market Analysis prepared by One Energy in 2020, One Energy management estimates that approximately 20% of the estimated total 53,000 industrial facilities located in the United States as of the date of the OE Market Analysis had attributes that would make such facilities both technically viable and economical candidates for a Wind for Industry® project. Further, based on Company management estimates and analyses reflected in the Company’s

OE Market Analysis, if all of the viable industrial facilities identified in such analysis (as of 2020) became new customers of One Power, the estimated associated capital investment could be as much as $120 billion, assuming a universally applicable 30% Investment Tax Credit.

Solution 2: ManagedHV®

For decades, traditional electric utilities provided the power infrastructure needed for high voltage service at industrial facilities. Over time, as industrial facilities became more sophisticated, industrial customers began purchasing their own on-site transformers and infrastructure. The result is that many industrial facilities own the high-voltage networks that move power around their sites. One Power believes these systems are often based on outdated design principles, are dangerous to operate, and lack digitization or automation.

ManagedHV® is a unique offering of One Power that modernizes aging industrial high voltage power systems with state-of-the-art, digital systems. It provides on-site, behind-the-meter, outside-the-plant, digital, high- voltage power infrastructure, enabling customers to interconnect at higher voltages, efficiently move power, monitor usage, and protect their facilities from issues with the power grid. This allows customers to have more redundant and resilient electric systems for their plants and to incorporate renewables and other power solutions like electric vehicle charging and storage on-site.

Solution 3: Megawatt Hubs

Megawatt Hubs are designed to meet the power needs of energy-intensive industries of the present and future, as they are equipped to support a variety of energy-intensive applications, including big electric vehicle charging, digital currency operations, hydrogen generation, and other emerging technologies. The hubs will be transmission-voltage-interconnected sites with an intended capacity ranging from 30MW to 150MW. The capital expenditure per site will range from approximately $8 million to $30 million.

For example, One Power built, energized, and commissioned the first fully digital, plug and play, substation in the United States—a 30 MW Megawatt Hub in Findlay, Ohio on One Power’s wind campus. This operational hub was built to serve any number of energy-intensive industries. When constructed, the site housed a tenant mining digital currency; however, that tenant has since ended its lease due to grid power prices.

The Megawatt Hub is located in a large out and back trucking market in the heartland of the United States, presenting, in Company management’s view, a significant opportunity for trucking companies seeking to test equipment and big electric vehicles.

One Energy management believes that, as One Power grows, its Megawatt Hubs operations will expand, diversify, and offer a valuable structural and competitive advantage to a variety of industries.

Megawatt Hubs are designed to operate on short-term contracts with multiple customers at each site. These contracts are typically expected to lease a tenant a specific area to operate on the site and then separately sell or charge them rent for the power necessary to operate. In some cases, the two payments may be combined into a single payment component while still having the same underlying elements of providing the tenant a location and power to operate. Accordingly, the revenues One Energy derives or expects to derive from Megawatt Hubs are in the form of lease income for the right to the site and power equipment and through the sale of energy provided to the tenant through the Megawatt Hub.

Megwatt Hub tenants typically operate at very high load factors for the amount of power they contract for. As an example, it is typical for a tenant operating digital currency mining computers to operate at >95% load factor. Each Megawatt Hub will endeavor to provide its full power capacity to tenants. It is typical for the capacity utilized at these sites to ramp up and down as tenants change out.

Over time, One Power intends to attract tenants who sign long-term contracts for all or a portion of a Megawatt Hub’s site capacity. The Company expects it will typically not build out more than 30 megawatts of additional capacity at a Megawatt hub without knowing that the existing capacity is fully subscribed. In some cases, One Power expects to assist in the construction of the tenants’ assets, which could result in additional short-term revenue recognized in accordance with One Power’s procedures for construction contracts.

Solution 4: Net Zero Projects

Net Zero Projects are an innovative solution offered by One Power to allow industrial facilities to target net zero annualized energy consumption from the power grid. Each Net Zero Project involves a unique combination of technologies (e.g., wind, solar, ManagedHV) which are tailored to the specific needs of the customer. The goal is to balance the energy produced with the energy consumed by the industrial customer over the course of a year. This is achieved by harnessing the power of wind and solar energy, along with other renewable technologies, to generate electricity that is directly provided to the customer. The electricity generated is used to power industrial customer facilities, reducing reliance on grid-supplied power, providing price certainty, and minimizing the facility’s carbon footprint. One Power develops, constructs, and operates these Net Zero Projects on-site, behind-the-meter to deliver energy to industrial and manufacturing customers through long-term offtake agreements. One Power is responsible for the initial capital investment and the operating and maintenance costs of the projects and earns revenues from its Net Zero Projects as energy is delivered to the customers once the projects are operating. As a result, One Power believes that its Net Zero projects provide customers a comprehensive, long-term approach to energy management and consumption, while furthering sustainability targets and goals.

In the first quarter of 2023, One Power signed binding 20-year power purchase agreements with customers for two Net Zero projects with a combined total of approximately 40+ MW of generation (nameplate capacity); however, One Power will not begin generating revenues under these PPA agreements until after these projects are constructed and start producing power in the ordinary course (at present, neither of these projects is yet constructed or power-producing). The Company believes these two projects, which are currently in the engineering and procurement stage, once constructed, will be two of the largest operating behind-the-meter renewable energy projects in the United States. One Energy management expects construction on both projects to begin before the end of calendar year 2024. The Company’s commitment to Net Zero Projects reflects One Power’s innovative approach to energy solutions and its dedication to sustainability.

In projects that utilize multiple generation technologies, like wind and solar, each technology is modeled separately for production estimates using the Company’s modeling tools. Accordingly, a given component of power measured alone might have a lower or higher return than the overall project return. However, the overall project economics are also modeled, so that there is a single cost of power that applies to all energy generation such that the Company is able to achieve its target returns on a project basis. Based on One Power management’s professional experience and knowledge, wind assets generally have capacity factors between 27% and 40%, while solar assets using fixed tilt systems generally have capacity factors ranging between 14% and 20%. The power infrastructure costs are typically factored into the overall return profile of the energy generation. When applicable, One Power may also provide a separate rate for “power in the system” to bill for the power infrastructure component separately from energy generation to capture the costs of the infrastructure improvements.

ONE POWER’S ANCILLARY SOLUTIONS

1.

Analytics: One Power’s analytics team leverages its deep knowledge and experience in the energy sector to analyze energy usage patterns, identify inefficiencies, and recommend customer-focused strategies for optimizing energy consumption. This service is designed to help clients make informed decisions about their energy usage, improve their energy efficiency, and reduce their energy costs. This service also enables One Power to monitor the pulse of the energy market, provides an indirect sales channel, and allows One Power to retain the customer power relationship outside of its core solutions.

2.

Competitive Retail Energy Services: One Power operates in the competitive retail energy sector, facilitating transactions in the gas and energy markets. One Power works closely with clients to understand their energy needs and risk tolerance, and then uses this information to negotiate competitively priced gas and electric service on their behalf. The regulated entity that engages in this business line is named OE Retail Services LLC.

3.

Tower Rescue Training: One Power offers a tower rescue training program designed to equip individuals with the skills and knowledge needed to safely and effectively perform rescues from wind turbine towers. The training program combines classroom instruction with hands-on practice, ensuring that participants are fully prepared to handle real-world rescue situations. This service is made available to customers, local fire departments, and industry partners the company has a historical relationship with. Although this service provides de minimis revenue for One Power, it exists because of One Power’s deep commitment to safety and the lack of other adequate service providers in the market.

CORPORATE STRUCTURE

One Power operates primarily through special purposes entities, which it refers to as “operating subsidiaries.” The Company’s primary operating subsidiaries are as follows:

In addition, One Power’s renewable projects are held by subsidiaries referred to as “project companies” or special purpose entities (“SPEs”). Each SPE is a limited liability company that owns a single project with an off-take agreement (in which case the SPE is a Delaware LLC). For financing purposes, One Power often consolidates these project companies so they are owned by a separate, intermediate entity referred to as a fleet company. Typically, a fleet company (“fleet co”) holds an equity interest in multiple project companies. The Company’s structure also includes special purpose entities formed for the purpose of owning project-specific real-estate. These entities are formed under the laws of the state where the respective land is located. Megawatt Hubs are held by SPEs specific to the geographic location of each separate Megawatt Hub; these SPEs are not currently consolidated in fleet companies for project financing purposes.

OTHER KEY BUSINESS POINTS

Incentives, Tax Equity, and TIBE

Renewable energy projects are currently eligible for the federal Investment Tax Credit (the “ITC”) and/or the federal Production Tax Credit (the “PTC”). The Company has elected to use the ITC for its projects based on project economics. The ITC has been extended for the foreseeable future as a result of the Inflation Reduction Act. Typically, wind and solar assets receive a 30% investment tax credit if they meet the eligibility criteria and the opportunity exists for bonus credits in excess of that amount under certain circumstances.

•	One Power describes tax equity as follows. Certain investments generate large tax credits.

•

These tax credits produce so much tax value that the company generating these credits (e.g., a company building a wind farm) cannot fully utilize the value. Instead of wasting the tax credit, the company creates a structure to partner with a larger company that can utilize the tax credit.

•

The small company keeps the cash, and the big company gets the tax value. Instead of paying taxes, the big company invests the money they would have paid and gets a return on money that would have instead been used paying taxes.

One Power historically funds tax equity through a program it calls TIBE Investing. TIBE (EBIT spelled backward) is a phrase developed by One Power to distinguish its unique structure from the broad class of tax equity. One Power’s current TIBE deals are three party partnership flip structures with a time-based flip that is modeled after the IRS’s PTC safe harbor structure. These structures are variable interest entities that can be attractive investments for entities who can use the tax credits and depreciation benefits. The Company sells TIBE in highly structured packages to regional companies who are not traditionally exposed to, or able to, participate in the tax equity market.

As a result of the Inflation Reduction Act, which permitted the direct sale of the tax credits generated by One Power’s projects, One Power is reevaluating the need for the TIBE structure. The Company expects to be able to simplify the model and monetize the credits through the direct sale of the credits to parties that can use the tax benefits. Under this approach, the Company would retain the depreciation benefits of the assets.

Component Yard

One Power owns and operates a component yard at its North Findlay Wind Campus that can hold up to 20 wind turbines. The yard stocks long-lead balance-of-plant (“BOP”) electrical components (including transformers, switchgears, and cables), as well as small, mission critical parts. The component yard facilitates greater control of a supply chain that can have wild lead-time swings. This is a critical factor in achieving One Power’s long-term goal of delivering a project from execution to placed-in-service in 120 days. The Company has also seen material cost reductions with larger orders of parts, including reduction in per-unit shipping costs, as a result of this component yard strategy.

Renewable Energy Credits (RECs)

A portion of One Power’s revenue for each project it owns is derived from the sale of renewable energy credits (“RECs”). One Power’s REC activities include registering projects as renewable projects in various states, tracking such RECs in the relevant regional transmission organization’s (RTOs) generation attribute tracking system, and selling such RECs to counterparties. As of the date of this filing, the Company registers or certifies its projects as renewable resources in Ohio, Pennsylvania and Maryland and tracks them in PJM-EIS. Ensuring compliance with these states’ varying registration and reporting requirements is critical to the Company’s revenue from REC transactions.

Project Underwriting

One Power’s project underwriting policy is designed to ensure that a project is likely to realize the full economic benefit of its contracts over its operational life, and that the combination of several projects creates a fleet of assets that is attractive to institutional investors and lenders. Because of the long-term nature (20-30 years) of One Power’s projects, the project underwriting process must look beyond just counterparty credit rating to form a comprehensive risk picture. This is accomplished by considering: (i) the credit rating and financial strength of the original counterparties; (ii) unique positive or negative corporate, plant, and industry factors of the original counterparty; and, (iii) the availability of alternative revenue sources (other viable counterparties).

As part of One Power’s underwriting policy, there are two critical underwriting decisions made as part of the project evaluation process. The first is a go/no-go decision on a project itself. Projects are not rated on relative strength; the underwriting is a pass/fail in each case. Projects that are deemed a “go” then are analyzed using a series of categories created by One Power. A project must fall into one of the categories identified below in order to move forward. Projects that do not fit into one of the specified categories, or fail to comply with the aggregate portfolio restrictions, are only considered by the Board on a case-by-case basis.

Rated Offtaker Categories

Category 1	Credit rating of BBB+ or better
Category 2	Credit rating of BBB- or better In business more than 50 years
Category 3	Credit rating of BBB- or better In business 20 years or more Customer is in a low risk industry
Category 4	Credit rating of BBB- or better One or more backup revenue sources available at project location
Category 5

Credit rating of BB- or better

In business more than 50 years

Customer is in a low risk industry

One or more backup revenue sources available at project location

Composite default score of less than 11.0%

Category 6	Credit rating of BB- or better Customer is in a low risk industry Two or more backup revenue sources available at project location Composite default score of less than 11.0%
Category 7

Credit rating of BB- or better

Two or more backup revenue sources available at project location

Composite default score of less than 11.0%

Investment in plant in excess of $20 million in last five (5) years

Unrated Offtaker Categories

Category 8

Plant value in excess of $500 million

One or more backup revenue sources available at project location

Project serves less than 50% of plant load

In business more than 20 years

Customer is in a low risk industry

Composite default score of less than 11.0%

Category 9

Plant value in excess of $150 million

Two or more backup revenue sources available at project location

Project serves less than 50% of plant load

In business more than 20 years

Customer is in a low risk industry

Composite default score of less than 11.0%

Category 10

Plant value of $50 million or more

Corporate parent company with $250 million+ in assets

Two or more backup revenue sources available at project location

Project serves less than 50% of plant load

Investment in plant in last five (5) years is in excess of three (3) 3 times the value of the project

Customer is in a low risk industry

Composite default score of less than 11.0%

Poorly Rated Offtaker Category

Category 11

Credit rating of B+, B, or B-

Two or more backup revenue sources, one of which is an existing One Power customer with confirmed demand sufficient to accommodate full load from the project

A composite default score of 6.3% or lower

The company is either public or agrees to provide annual financials

In certain situations, One Power agrees to include a special clause — referred to as a “total plant shut down clause” — in its long-term agreement allowing for a specified total plant shutdown to result in a full termination of the customer’s obligations. In this scenario, the customer must continue to pay for production, whether used or not, for a 90-day period, thereby allowing One Power time to implement alternative sales options. This clause is narrowly drafted to allow only for total plant shutdowns (plant closes, is not sold or transferred, does not operate or produce any product, and company remains intact). One Power only allows this clause to exist in low-risk scenarios where the competitive position of the customer is strong and there are significant risk mitigation factors in place. One Power believes the use of this clause substantially expands its market. In the event this clause is going to be added, a second review is completed. This is set forth in the following table.

Category 1	Two or more backup revenue sources available Composite default score of less than 6.3%
Category 2

One or more backup revenue sources available

At least one of the backup revenue sources is an existing customer with known sufficient electrical demand to absorb full project generation

Composite default score of less than 8.5%

Category 3	BBB- or better credit rating Known Long Horizon Facility 20+ years of operating history or brand-new facility (last two years)

Equipment Selection

One Power’s selection process for major equipment is hands-on, and it tends to select a platform and stick with it for many years. This approach aligns with the company’s “design one-build many” philosophy for engineering and construction. For example, One Power’s operating projects have exclusively utilized the Goldwind 1.5-MW wind turbines for its Wind for Industry® projects. This choice was not due to a lack of alternatives, but rather a deliberate decision to leverage the benefits of the Goldwind platform, specifically, the GW1500/87 turbine, characterized by a 1.5 MW capacity and an 87-meter rotor. The 1.5-MW platform has received its “commercially proven technology” acknowledgement from DNV, the assurance and risk management company One Power does not currently plan to use the Goldwind platform on a go forward basis.

Growth and Sales

The need for energy will never be eliminated. That fundamental necessity makes developing a market position in these industries very powerful and long lasting. In the OE Market Analysis, the serviceable market for Wind for Industry® in the continental U.S. is estimated to be $66 billion in deployable capital based on a 0% Investment Tax Credit, and estimated to be $120 billion in deployable capital based on a 30% Investment Tax Credit. One Power believes the TAM for ManagedHV® is even larger and that the vast scale of the energy market gives the Company the ability to grow rapidly for the foreseeable future.

•

One Power is in the sales business. Unlike a utility-scale renewable energy developer, One Power’s deployment rate is primarily governed by its customers’ corporate decisions, not technical project development. That means that One Power is most appropriately viewed as a business where concepts like market acceptance sale durations, and tipping-point sales dominate, and not as a pipeline development developer.

•

In terms of sales, One Power sells unique, complicated projects such as selling long-term contracts for behind-the-meter wind energy. The process includes scouting for customers with facilities that the Company believes will have favorable characteristics to support a One Power project. The potential customer must be convinced to learn more, at which time One Power completes a detailed technical evaluation and if the metrics are proper, negotiate a mutually acceptable long term power purchase agreement. At which time, One Power arranges the financing, and constructs the facility.

•

For an initial project, One Power’s total sales process takes between 4 and 18 months. For a project with a repeat customer, the sales process has, in some circumstances, taken less than 90 days. These varied sales processes make traditional “pipeline” analysis inappropriate for One Power. One Power believes that its sales should be viewed based on results in the aggregate.

Intellectual Property

Because of the unique nature of One Power’s business, and strength of its engineering team, the company holds several patents and trademarks, including the following:

•	Patents:

•

Suspended Deck Systems, Kits, and Methods of Installing, Inspecting, and Repairing a Suspended Deck System, Patent Number US 9,487,960, Issue Date: November 8, 2016 (U.S. utility patent); Expected Expiration = May 21, 2035.

•	Devices, Systems, Methods, and Kits for Remotely Operating a Switch, Patent Number US 9,536,682, Issue Date: January 3, 2017 (U.S. utility patent); Expected Expiration = June 28, 2035.

•	Reinforcement Assemblies, Fixtures, and Methods, Patent Number US 9,617,704, Issue Date: April 11, 2017 (U.S. utility patent); Expected Expiration = May 26, 2035.

•

Method of Evaluation of Wind Flow Based on Conservation of Momentum and Variation in Terrain (Wind Flow Model Algorithm), Patent Number US 9,881,108, Issue Date: January 30, 2018 (U.S. utility patent); Expected Expiration = October 29, 2035.

•

Method of Evaluating Wind Flow Based on Conservation of Momentum and Variation in Terrain (Site Calibration Algorithm), Patent Number US 10,120,964, Issue Date: November 6, 2018 (U.S. utility patent); Expected Expiration = May 29, 2035.

•	Grounding Devices, Systems, and Associated Kits and Methods, Patent Number US 10,923,835, Issue Date: February 16, 2021 (U.S. utility patent); Expected Expiration = February 25, 2039.

•	Trademarks:

•	Wind for Industry®

•	Green Campus®

•	ManagedHV®

•	Continuum®

•	Wind Campus®

Regulatory Framework

Federal, state, and local government statutes and regulations governing wholesale and retail electricity markets are constantly evolving and may influence the market for One Power’s service offerings. These statutes, regulations, and administrative rulings relate to many domains including, but not limited to, electricity pricing, net metering, consumer protection, incentives, taxation, competition with utilities, the interconnection of renewable resources and customers to the electrical grid, power siting, and books and records requirements.

Most federal, state and municipal laws do not currently regulate One Power like a traditional utility because One Power’s project companies are qualifying small power production facilities (“QFs”), only provide service to a single customer behind-the-meter, and many participate in state-sponsored net metering programs. As a result, One Power is currently not subject to the various regulatory and rate-related requirements applicable to U.S. investor-owned utilities. However, evolving federal, state, local or other applicable statutes and regulations could place significant restrictions on One Power’s ability to operate its business and execute its business plan by prohibiting or otherwise restricting One Power’s provision of electricity to its customers.

Wholesale electricity markets in the United States are subject to exclusive federal jurisdiction over the sale of electricity at wholesale and the transmission of electricity in interstate commerce. States generally have jurisdiction over individual utilities’ electricity supply requirements with end users, including the rates charged and collected as part of net metering programs.

The Federal Energy Regulatory Commission (“FERC”) regulates the sale of energy, capacity, and ancillary services at wholesale and the transmission of electricity in interstate commerce pursuant to its authority under the Federal Power Act. FERC has authority over the rates, charges and other terms for the sale of electricity at wholesale by entities that own or operate projects subject to FERC jurisdiction, including both generation and battery storage projects, as well as for transmission services. In most cases, FERC does not set specific rates for the sale of electricity at wholesale if the seller qualifies for market-based rate authority; such sellers are authorized to set prices based upon negotiated rates reflecting market conditions. Currently, One Power’s wind projects are QFs exempted from rate regulation by FERC. Certain planned projects may exceed the size limitation for exemptions from FERC regulation. In the event that projects are not subject to FERC exemptions, One Power may have one or more project companies that will be requesting market-based rate authority for applicable projects that sell energy, capacity, or certain ancillary services into the wholesale markets. In order to retain market-based rate authority, One Power would have to comply with certain FERC regulations.

In many cases, the sale and transmission of electricity at wholesale also is subject to monitoring by and compliance with the tariffs, policies, and procedures of regional transmission organizations (“RTOs”), which prescribe rules for the terms of participation in the energy markets they operate and control. RTOs are also regulated by FERC, but can impose rules, restrictions and terms of service subject to review and challenge at FERC that are quasi-regulatory in nature. FERC has required RTOs to revise their market rules in order to allow for the participation of distributed energy resources, including electric storage resources, in the markets in which they operate.

In 2005, the U.S. Congress enacted the Energy Policy Act of 2005, which among other things, gave FERC greater authority to act to prevent the exercise of market power in wholesale power markets and significantly increased criminal and civil penalty authority to enforce its regulations.

FERC and state regulatory commissions also have the authority under the Public Utility Holding Company Act (“PUHCA”) to access the books and records of holding companies with ownership or control of 10% or more of the voting securities (or equivalent control) of any entity that owns or operates facilities for the generation or transmission of electricity for wholesale or retail sale. Companies that are holding companies under PUHCA solely with respect to one or more exempt wholesale generators (“EWGs”), QFs and/or foreign utility companies are exempt from the federal books and records requirements. Most of One Power’s projects have obtained or otherwise qualified for EWG or QF status, as applicable, and therefore qualify for this exemption from PUHCA. For those that do not, One Power will likely seek individual waivers from PUHCA as permitted by FERC’s regulations.

Most states, including Ohio (where One Power’s operating assets are located) have adopted net metering policies. Net metering policies are designed to allow customers to serve their own energy load using on-site generation which is interconnected to the grid. Electricity that is generated by a wind or solar energy system and consumed on-site avoids a retail energy purchase from the applicable utility, and excess electricity that is exported back to the electric grid generates a retail credit within a customer’s monthly billing period. At the end of the monthly billing period, if the customer has generated excess electricity within that month, the customer typically carries forward a credit for any excess electricity to be offset against future utility energy purchases. At the end of an annual billing period or calendar year, utilities either continue to carry forward a credit, or reconcile the customer’s final annual or calendar year bill using different rates (including zero credit) for the exported electricity. Most of One Power’s current projects participate in these net metering programs, which require coordination with utilities and regulatory authorities regarding interconnection of the projects to the grid. Interconnection of One Power’s projects is generally governed by state law and there can be interconnection delays due to a variety of factors, including technical issues, engineering disagreements, regulatory hurdles, or administrative backlog.

One Power also operates as an energy provider that is not currently subject to the state laws or regulations typically applied to investor-owned public utilities. Additionally, due to the current size (in MW) and location of One Power’s existing projects, state siting restrictions do not apply and local zoning requirements, if any, govern One Power’s projects.

The only portion of One Power’s business that is currently regulated at the state level is its competitive energy sales brokering business. Compliance with state energy broker regulations is critical to this business line and to avoiding penalties. If One Power’s status changed under state law due to a change in law, shifts in regulatory policy, or changes in legal interpretations, it could be classified as a public utility subject to a significantly higher level of regulation.

Legal Proceedings

One Power does not have any material pending legal proceedings to which it or any of its subsidiaries is a party, or of which any of their property is the subject. One Power regularly intervenes as an interested Party in state and federal administrative cases related to regulated utilities and other matters pertinent to the Company, but in none of those cases is One Power more than an interested party.

HEADQUARTERS

One Power’s headquarters is located at the North Findlay Wind Campus in northwest Ohio. One Power’s campus and building are designed to create an interactive wind experience for customers and key stakeholders, including hundreds of students and community members who visit each year. The entire facility was designed to support project execution and demonstrate how wind energy and energy infrastructure can operate in harmony with industrial land. The office building is located approximately 600 feet from the closest of the eight (8) wind turbines on site.

EMPLOYEES

One Power believes that being able to attract and retain top talent is both a strategic advantage for One Power and necessary to realize its business objectives. As of May 1, 2024, the Company had a total of 71 employees, an increase from 49 employees as of January 1, 2023. We also occasionally engage independent contractors to supplement our permanent workforce. Our entire workforce is in the United States. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages.

ONE POWER KPIS AND KPI MODELING METHODOLOGY

Introduction to One Power KPIs

One Power, like many businesses, internally tracks certain performance metrics or data that One Power management considers to be important to the Company — these are referred to by One Power management as “Key Performance Indicators”, or “KPIs” — and include:

(i)	“20-Year Contracted Revenue”; and

(ii)	“20-Year Contracted Operating Profit”.

20-Year Contracted Revenue. One Power defines “20-Year Contracted Revenue” as One Power management’s estimate of the revenues One Power expects to receive from its industrial power projects that have contracted revenue streams during the next 20 years, incorporating a multitude of variables and assumptions, as further described below. For purposes of One Power management’s KPI Model (as described in further detail under the heading “KPI Methodology” below), relative to tracking “20-Year Contracted Revenue,” if a project, based on the terms of the applicable long-term agreement between a customer and One Power, has less than a 20year revenue stream, the estimated revenue that One Power anticipates earning from such project is included in the model only for the period covered under the relevant contract. If, by contrast, a project is expected to generates revenues to One Power over a 20-year period, the revenue for the full 20-year period is included.

20-Year Contracted Operating Profit. One Power defines “20-Year Contracted Operating Profit” as One Power management’s estimate of project revenues less projected project-level operating expenses that One Power expects to receive from its industrial power projects that have contracted revenue streams during the next 20 years, in each case incorporating numerous variables and assumptions, as further described below.

Below is information about how One Power management currently measures and utilizes both of these measures internally, drawing, in each case, on the tools and analytical methodologies incorporated into One Power management’s KPI Model, which is also further described below. It is important to also note that the methodology used to model and prepare these KPI metrics does not incorporate any forecasts related to corporate overhead, debt service, excluded revenue sources (as discussed below), or any additional financial metrics that would be required to forecast net income or any other non-GAAP metrics, such as EBITDA, which potential investors may deem pertinent. Further, KPI estimates are not intended to take the place of financial statements or other disclosure contained in this proxy statement/prospectus or as may be contained in Pubco’s future public filings. Investors are also asked to carefully review all of the cautionary statements and other information pertaining to forward-looking statements set forth under the disclosure sections titled “Cautionary Note Regarding Forward-Looking Statements,” as well as the risks outlined in the section entitled “Risk Factors.”

After the Closing, assuming consummation of the Business Combination, One Power expects to continue to provide investors with KPI information as part of Pubco’s periodic public reports, to assist investors in evaluating One Power’s performance over time. Over time, the way that One Power calculates and presents KPIs may change relative to the way that information incorporated into this proxy statement/prospectus was prepared or is presented. If such methodology does change, One Power management expects to describe such changes in appropriate manners in its relevant public filings going forward (though One Power does not hereby undertake or in the future expect to undertake to retroactively amend KPIs from prior periods).

KPI Methodology

For purposes of generating its internal KPI estimates, One Power management utilizes a set of the analytical tools and assumptions that the Company collectively refers to as its “KPI Model.” The following information describes the KPI Model and the manner in which inputs, attributes, and material assumptions about various Company solutions and projects are reflected in the KPI Model, as well as the data and information incorporated into the “roll-up model,” and the forecasts that One Power management generates using the KPI Model, as further described below.

Roll-Up Model Construction

One Power management uses a “roll-up model” to provide a consolidated view of all individual industrial power projects that One Power is operating or constructing at a given time, thereby constructing a. a comprehensive picture of the company’s financial trajectory over the next two decades premised on the various assumptions and analytical methodologies reflected in the KPI Model and the project variables and data incorporated therein by One Power management.

One Power management incorporates operating and construction phase projects into its KPI Model and “roll-up models” generated thereby. However, in an effort to minimize the degree of speculative information incorporated therein, Company management only includes projects with signed binding contracts in the development of the KPIs.

For instance, to the extent One Power builds all or a portion of a Megawatt Hub, no projected revenues from such Hub are included in a “roll-up model” or KPI estimate included until such Hub is actually contracted with a third-party customer. Thus, for instance, to the extent a Megawatt Hub includes electric truck charging stations, unless there is a long-term contract for use, there will be no revenue included in the KPI for such service.

Any revenue generated beyond the 20-year period from the date of the KPI publication is excluded from the KPIs. For instance, a new project with a two-year construction phase would only contribute to the roll-up for the subsequent 18 years (assuming a 20-year committed purchase agreement). Projects that are expected to conclude their operational term within the 20-year forecast period are only considered up to their contracted or operational end date. No speculative extensions of these projects are included in the KPIs. The intent of this approach is to limit speculation in the KPIs.

How Each Project is Modeled

Each project incorporated into the roll-up model has its own project-specific model, divided into two distinct phases: construction and production.

1.

Construction Phase: This initial phase denotes the period of capital investment that occurs before the project’s operational commencement. The duration of this phase is not fixed; it can vary, spanning from a few months to several years, contingent on the project’s specifics, such as complexity, size, and logistical challenges. The cost of the capital investment is not included in the KPI.

2.

Production Phase: This is the subsequent phase that commences when the project enters commercial operation. It is based on the project’s contracted term. In certain instances, the production phase might extend beyond 20 years, but this extension is only considered in the model if it is contractually guaranteed. As discussed below, no renewals of any power purchase agreements is assumed in formulating the contracted revenue.

Quarterly Time Basis:

For the following reasons, One Power has elected to construct its roll-up model on a quarterly basis:

1.

Seasonality of Renewable Energy: Renewable energy sources, such as wind and solar, have inherent seasonality. A quarterly model captures these seasonal fluctuations, ensuring more accurate projections than an annual model (divided quarterly) for any particular quarter without introducing a level of uncertainty by attempting monthly or daily forecasts.

2.

Financial Obligations: From a financial perspective, quarterly assessments align with One Power’s ongoing reporting obligations, making it easier to align the model with financial obligations and assessments. All quarterly periods are calendar quarters.

Calculating Project Revenue

The Power Purchase Agreement (PPA) rate is a crucial revenue driver. It is the contracted rate with our customer and determines the revenue from energy sales. The actual contracted rates are used for modeling purposes. Typically, these are fixed rates across the entire contract period. In some cases, they are predetermined (non- indexed) fixed rates that involve a fixed inflator or a step change in rates. In all cases the actual contracted rates for the applicable time periods are used for modeling. None of our project revenue are currently tied to indexed inflators.

The Renewable Energy Credit (REC) rate represents the net value derived from selling compliant RECs in states with a compliance market. RECs are certificates that attest to the generation of clean, renewable energy and can be traded or sold, often providing an additional revenue stream for renewable energy projects. As it pertains to the KPI:

1.

REC Swap: One Power often engages in REC swaps, which are financial instruments where two parties exchange the financial performance of different RECs. Such swaps can be executed for various reasons, such as hedging against price volatility in certain REC markets or optimizing the portfolio based on regional REC values. Through REC swaps, One Power can stabilize its REC revenue stream, ensuring more predictable financial outcomes.

2.

Modeling REC Pricing: In the KPI, the REC pricing is anchored to the first contracted values for that project. This means that the initial REC rate used in the model is derived from the value stipulated in the first binding contract for a particular project’s REC sales. This approach ensures that the KPIs are contracted values rather than speculative or fluctuating market rates. By basing the model on the first contracted REC value, One Power believes it provides a more stable and reliable forecast of its long- term REC revenue. This method fails to capture long-term, currently upward trends, in REC pricing, which, in recent years, has resulted in the KPI reflecting less revenue than actually recognized by One Power. If current trends were to reverse, the opposite could occur.

3.

Solar Renewable Energy Credits (SRECs): SRECs can sometimes have a significantly higher value than wind RECs. The model takes into account the specific market dynamics of SRECs, ensuring accurate revenue KPIs.

The revenue for a given project is then calculated by multiplying the appropriate name plate capacity by the appropriate capacity factor by the sum of the net REC Swap Rate and the PPA rate. The total revenue of the project is the sum of all of the individual elements of revenue that exist for that project.

How We Model Wind For Industry Revenue

Nameplate Size: For each wind project, One Power begins by identifying the nameplate size of the project in megawatts or kilowatts. This is the alternating current nameplate of the wind turbine provided by the manufacturer, which serves as a foundational metric for subsequent generation calculations. This number is the maximum amount of power the wind turbine(s) can produce at a moment in time.

Annual Degradation: One Power’s operational data has shown that wind energy typically experiences negligible degradation over time. As such, annual degradation for wind energy is typically modeled at 0%. However, this assumption is continuously monitored and will be adjusted if our operational data shows degradation in accordance with our internal development methodologies. Our internal methodologies have been formulated based on established industry standards and adapted to the unique nature of our behind-the-meter on-site projects. The methodologies are designed to measure and predict wind turbine long term performance based on the unique wind resource, topology, layout, ground cover, and specific engineering design at each site. We specifically incorporate key elements from the International Electrotechnical Commission (IEC) 61400 series, including, but not limited to, IEC 61400-1: “Wind turbines - Part 1: Design requirements,” IEC 61400-11: “Wind turbines – Part 11: Acoustic noise measurement techniques,” IEC 61400-12: “Wind turbines - Part 12: Wind turbine power performance testing,” IEC 61400-13: “Measurement of mechanical loads,” and IEC 61400-15: “Wind turbines - Part 15: Assessment of site suitability.” Furthermore, our methodologies consider relevant guidance provided by IEA Wind Task 11, internal historical operational data, proprietary wind resource studies, whitepapers, academic research, and prudent energy industry practices. We generally make these methodologies available upon request to prospective and actual customers, but we retain the right to protect sensitive proprietary data.

Capacity Factor: The capacity factor for the wind energy asset is derived from our internal modeling. Each geographic location has a different wind resource assessment that will determine how much energy a wind turbine produces in a year. The P50 number from our most recent wind resource assessment and project performance report serves as the basis for the KPIs. This factor represents the efficiency and productivity of the wind turbine in converting wind to energy. Details on the calculations in the wind resource assessment and project performance report are available in our internal development methodologies.

How We Model Solar Energy Revenue

Nameplate Size: Unlike wind energy, solar energy is typically described in terms of its direct current name plate capacity. In our model we use the DC Nameplate and associated DC capacity factors, which are less then the AC capacity factors due to the energy losses associated with converting from DC to AC. Both methods, when used with the corresponding capacity factors result in the same production.

Annual Degradation: Unlike wind energy, solar panels do experience degradation over time. This degradation can range between 0.25% to 2% annually, depending on the manufacturer’s specifications, warranties, and real- world performance. One Power models the annual degradation based on panel degradation warranties provided by the panel manufacturer of the specific project. For projects in the early stages of engineering, where an exact panel has not been selected, we use a 1% annual degradation factor.

Capacity Factor: Solar projects typically have a lower capacity factor than wind energy projects. This factor is derived from internal or engineering estimates using industry-standard software like PVsys based on the actual configuration of the solar project at the site and the actual panels that are being used or are intended to be used for the specific project. If tracking systems are used, they are factored into the energy forecast. The capacity factors used in the model are all DC capacity factors. The P50 capacity factor is used.

Why We Use the P50 Capacity Factor

The capacity factor is a crucial metric in renewable energy modeling, representing the efficiency and productivity of an energy asset, be it a wind turbine or a solar panel. It indicates the ratio of the actual energy produced by the asset over a specific period to the hypothetical maximum amount it could produce if it operated at full capacity throughout that period.

The capacity factor is expressed as a percentage. It provides insights into how effectively an energy asset, such as a wind turbine or solar panel, is operating compared to its maximum potential.

For instance, if a wind turbine produced energy at its full nameplate power for every hour of the year (8,760 hours), its capacity factor would be 100%. However, due to variations in the renewable resource, maintenance periods, and other factors, renewable power systems never operate at full capacity all the time. A typical wind turbine capacity factor in the Midwest would be 30%. In that case, the wind turbine would produce its Nameplate Size (kw) multiplied by 30% multiplied by 8760 (hours) of energy per year in kilowatt hours.

Explaining P50: The term “P50” pertains to a probability-based estimate in evaluating outcomes. The “P” stands for “probability,” and the number following it, in this case “50,” represents a percentage probability that can range from 0 to 100. Specifically, when referring to P50, it implies that there’s a 50% probability that the actual production will surpass the provided estimate. This means it is the median estimate: half of the potential results are expected to be above this value, and half below. Within the domain of renewable energy, the P50 estimate is commonly recognized as the “most likely” production scenario. All “P” numbers are based on a specific time period. Our “P” numbers are all based on a 20-year time period.

While P50 provides a median estimate, other metrics like P90 and P99 are also used, especially in financial risk assessments. A P90 capacity factor means there’s a 90% probability that actual production will exceed this value. Similarly, P99 offers a 99% probability. These metrics provide more conservative estimates, ensuring that projects can meet financial or energy delivery commitments even in less-than-ideal conditions. Lenders and investors often look at P90 or P99 values to assess the risk associated with energy projects. These conservative estimates ensure that projects are viable even if they underperform the median expectations.

P50 is often used in financial modeling and project evaluations because it provides a balanced view of expected performance. We believe it is neither overly optimistic nor overly conservative, making it a reliable metric for stakeholders.

In our KPI Model, we use the P50 factor for each individual project.

Determining P50: For wind energy projects, P50 values are derived from detailed wind resource assessments. These assessments analyze historical wind data, geographical factors, and turbine specifications to predict future energy production. For solar projects, P50 values are based on solar irradiance data, panel efficiency, and other site-specific factors. Advanced software tools, such as PVsys, are often used to simulate solar energy production and derive P50 values.

How We Model Managed High Voltage Revenue

Managed high voltage may be priced separately or in conjunction with wind and/or solar energy. The model will take into account the specific pricing structure agreed upon with the customer. Currently, One Power does not have any managed high voltage projects that are billed on a standalone basis.

If billed separately, the model will use the power system’s nameplate with a load factor based on expected use. This factor represents the expected demand and consumption of the managed high voltage system. If billed as part of the renewable generation the model will not have a revenue that corresponds to the Managed High Voltage portion of the project.

How We Model Revenue From EPC Projects

One Power has occasionally and may in the future engage in Engineering, Procurement, and Construction (EPC) contracts and subsequently sell the completed projects to an industrial offtaker. These projects differ fundamentally from the traditional ownership model and have unique financial implications for the KPIs. These projects are identical to projects we own from an engineering perspective.

The revenue from these projects is recognized based on the contract value of the EPC contracts with the customer. This value encapsulates the comprehensive costs associated with engineering, procurement, and construction services provided by One Power. The operating profit from EPC contract projects is derived from the expected margin on the project. This margin is determined based on One Power’s internal forecasts of profitability, taking into account project-specific costs, contingencies, and other relevant financial parameters.

One Power will include EPC contracts in the KPI model. EPC contract projects have a pronounced revenue impact during the construction phase. Post-completion, these projects do not contribute materially to ongoing revenue. Given that One Power relinquishes ownership, there are no subsequent revenue streams from energy sales or other operational activities related to the project. The operating profit from these projects is realized during the construction phase and is based on the predetermined margin. This profit is a one-time gain, with no recurring profit contributions in subsequent years.

In summary, EPC contract projects will represent a unique revenue and profit stream for One Power. While they deviate from the traditional ownership model, their financial contributions may become integral to the company’s overall financial trajectory. The KPI has been designed to accommodate these projects, ensuring a comprehensive and accurate representation of One Power’s 20-year contracted revenue and operating profit.

How We Model Contracted Operating Profit

To arrive at Contracted Operating Profit, One Power subtracts certain operating expenses from Contracted Revenues. Operating expenses are categorized into seven segments: contracted O&M costs, O&M reserve, balance of plant costs, insurance costs, MW scholarship cost, taxes, and other costs. Each category is modeled based on real-world data, contracts, and industry standards. Expenses for construction and site costs that are properly considered capital expenditures under accounting standards are not included in operating expenses, and are thus excluded from Contracted Operating Profit.

O&M Costs: The O&M contracted costs are based on actual contracted service and maintenance rates. These rates can vary based on the turbine manufacturer and the specific terms of the contract. Typically wind turbine OEM’s will provide 5-20 year warranties that include service contracts for the projects. Solar OEM will provide equipment only warranties and One Power will typically service these projects ourselves.

Insurance Costs: Given the volatility of the insurance market, the model takes into account the most recent and relevant data to project insurance costs. Actual quoted values are used and adjusted annually with insurance renewals.

Inflators: O&M costs, O&M Reserve, balance of plant costs, and insurance costs all contain annual long-term CPI inflators that are determined based on the judgement of management. A typical long-term CPI inflator would be between 2% and 3%.

Total Operating Expenses: The total operating expenses for the project is equal to the sum of the operating expenses detailed herein for the relevant quarter. For modeling purposes all operating expenses are amortized equally over the full calendar year.

Contracted Operating Profit: Contracted Operating Profit for a given project in a given period is equal to the Revenue less the Operating Expenses for the period.

How We Incorporate Tax Equity Obligations into the KPIs

Tax equity, stemming from the sale of tax credits, is incorporated into our models for projects that fall under the pre-Inflation Reduction Act framework. Projects can qualify for either the Investment Tax Credit (ITC) or the Production Tax Credit. Our modeling process carefully considers the specific tax credit for which each project is eligible. Wind and Solar projects typically benefit from a 30% investment tax credit. One Power then transfers this credit to a third party, in line with the stipulations of the Inflation Reduction Act and relevant tax laws. In our financial models, we anticipate monetizing between 92% to 95% of the total ITC amount through its sale. However, it’s worth noting that these figures can be influenced by short-term market dynamics. While the sale of tax credits doesn’t directly influence our contracted revenue or operating profit metrics, it plays a significant role in shaping the capital estimates and the capital structure of individual projects. Thanks to the provisions of the Inflation Reduction Act, One Power doesn’t foresee any distributable cash obligations arising from future tax credit sales. Additionally, One Power has engaged in certain “partnership flip structures” in the past. These structures necessitate ongoing cash obligations to third parties due to their investment in the projects. Such obligations are duly accounted for in our models.

For the purpose of the model, if there is a tax equity obligation at the project level the Revenue and the Operating Profit are scaled to account for the percentage of each that is attributable to the tax equity investor. For example, if our tax equity investor was entitled to 5% of the distributable cash at a project our KPIs would only include 95% of the revenue and operating profit from that project.

Additional Modeling Information

The roll-up calculation is a pivotal component of One Power’s 20-year KPI methodology. It amalgamates the data from individual project models, ensuring a holistic and comprehensive view of the projected revenue and operating profit. Here’s a more detailed breakdown of this process:

1.	Model Inclusion Criteria:

a.	Contracted Projects: Only projects that have been contracted are considered in the roll-up. This ensures that the projections are based on tangible, committed projects rather than speculative ones.

b.

Operational Status: Both operating projects and those still in the construction phase are included. However, the contribution of projects still under construction might be adjusted based on their expected operational commencement date.

2.	Model Exclusion Criteria:

a.

Beyond 20-Year Period: Any revenue generated beyond the 20-year period from the date of the projection is excluded from the roll-up. For instance, a new project with a two-year construction phase would only contribute to the roll-up for the subsequent 18 years (assuming a 20 year contract with the customer).

b.

End of Term Projects: Projects that are expected to conclude their operational term within the 20-year forecast period are only considered up to their contracted or operational end date. No speculative extensions of these projects are included in the roll-up.

3.	Adjustments and Considerations:

a.

Project Specificities: Each project has its unique set of variables, such as construction duration, operational commencement date, and contracted term. These specificities are factored into the roll-up to ensure accurate KPIs.

b.	Tail Periods: Projects that have a “tail” period (i.e., a duration beyond the 20-year KPI) are adjusted accordingly. Only the revenue and profit metrics within the 20-year window are considered.

4.	Contractual Basis:

a.

Binding Contracts: The term “contract” throughout the roll-up process refers to binding agreements where One Power has a good faith belief in their execution and fulfillment. This ensures that the roll-up is based on solid, contractual commitments rather than mere intentions or negotiations.

b.

Contracted Term Adjustments: For projects with a contracted term shorter than 20 years, the roll-up uses estimates based on the actual contracted duration. This ensures that each project’s contribution to the roll-up is proportionate to its operational lifespan.

5.	Refinement and Updates:

a.

Continuous Monitoring: The roll-up model is not static. It undergoes regular refinements based on new contracts, project completions, and other operational changes. This dynamic approach ensures that the roll-up remains relevant and accurate.

b.	Feedback Loop: Insights derived from the roll-up often feed back into individual project models, ensuring that they are aligned with the company’s broader financial trajectory.

c.

Go Forward Results Updates: One Power intends to report this metric quarterly as part of quarterly earnings releases. It will be updated at the time based on the then most current information in a manner consistent with this methodology.

d.	Go Forward Methodology Updates: This methodology is subject to updates. Material updates to this methodology will be disclosed.

Other Revenue That Is Not Included in the KPIs

This section provides an overview of the diverse revenue streams associated with One Power’s subsidiary, One Energy Analytics. While these revenue streams contribute to the overall financial landscape of the company, they have distinct characteristics that influence their exclusion from the 20-year KPIs.

Energy Consulting Contracts

a.

Nature of Contracts: One Energy Analytics offers energy consulting services, typically contracted for a duration of 1-3 years. These contracts provide clients with insights, strategies, and solutions tailored to their specific energy needs.

b.

Cancellation Clause: A unique feature of these energy consulting contracts is the no-cost cancellation clause. This provision allows clients to terminate the contract without incurring any financial penalties, offering them flexibility in their engagement with One Energy Analytics.

c.

Exclusion from Roll-Up Model: Due to the inherent uncertainty introduced by the no-cost cancellation clause, these energy consulting contracts are not included in the 20-year roll-up model. The potential for abrupt contract termination makes it challenging to project their long-term financial contribution with certainty.

Competitive Retail Energy Sales Brokering:

a.

Scope of Services: One Energy Analytics also operates in the realm of competitive retail energy sales brokering. This involves facilitating energy transactions between energy producers and consumers, ensuring optimal pricing and contract terms for clients.

b.

Current Financial Impact: As of now, the revenues from competitive retail energy sales brokering are not material to One Power’s long-term KPIs. Their contribution to the overall financial metrics is relatively minor in the context of the company’s broader operations.

c.

Potential Inclusion: While currently excluded from the roll-up model, should the competitive retail sales become material based on contracted revenues in the future, One Power will revisit its methodology to incorporate them appropriately.

Other Consulting Services:

a.

Wind Resource Consulting: Apart from energy consulting, One Energy Analytics offers specialized services like wind resource consulting. This service provides clients with detailed assessments of potential wind energy sites, evaluating factors like wind speed, direction, and consistency.

b.	Financial Significance: At present, revenues from wind resource consulting and other similar consulting services are not material to One Power’s long-term contracted metrics.

c.

Exclusion Rationale: Given their non-material contribution, these consulting services are not incorporated into the 20-year roll-up model. The focus remains on revenue streams that have a more pronounced and lasting impact on the company’s financial trajectory.

Application of One Power’s KPI Model

Certain Illustrative August 2023 Long-Term KPI Metrics

During the due diligence process related to the proposed Business Combination, in August 2023, One Power management prepared certain long-term forecasts using the KPI Model described above, which are referred to in the forthcoming section of this proxy statement/prospectus as “August Long-Term KPIs” which were also shared with TRTL as background about the Company prior to the date the Original Business Combination Agreement was executed by TRTL and One Energy. The manner and extent to which this information, as compared with other information provided to TRTL as part of due diligence related to the Business Combination, is discussed in detail under the section of this proxy statement/prospectus titled “Background of the Business Combination”, within the “Business Combination Proposal.”

In preparing the August Long-Term KPIs, One Power management assessed and estimated attributes of certain One Power projects (referred to as the “August KPI Included Projects”) with respect to which One Power had entered into long-term contracts as of the date that the August Long-Term KPIs were prepared. As further described above, utilizing various assumptions about the August KPI Included Projects (as further described below), and utilizing the predictive tools, and statistical and computerized modeling techniques incorporated into the KPI Model, One Power management generated the August Long-Term KPIs.

The August Long-Term KPIs were modeled based on total 20-year contracted revenue and contracted operating profit over an aggregate period of approximately 23 years (90 calendar quarters) in total, commencing at the start of the fourth calendar quarter of 2022 and ending March 31, 2045 (the “August Long-Term Period”), which was the latest PPA expiry date of any project incorporated in the August Long-Term KPIs, provided, however, that One Power management did not assume that all projects incorporated in the August Long-Term KPIs have durations spanning the entire August Long-Term Period but rather incorporated into the August Long-Term KPIs the original contract durations of the August KPI Included Projects based on the projects’ respective contractual PPA expiry dates without any extensions.

Taking into account One Power information, including the parameters, methodologies, assumptions and considerations used to prepare the OE Forecasts, as described elsewhere in this proxy statement/prospectus, One Power management estimated that the August KPI Included Projects, in the aggregate, would generate the following cumulative estimated revenues over the August Long-Term Period:

KPI Included Projects	Long-Term KPI Forecast
Est. Cumulative Revenues(1)	$514M
Est. Cumulative Operating Profit(2)	$337M

(1)

Reflects One Power management’s estimate of cumulative gross revenues from the August KPI Included Projects over the August Long-Term Period, assuming continuous operation of the projects through the modelled expiry dates (described above), without roll-overs or extensions, taking into account the methodologies and assumptions incorporated into the KPI Model (as further described above) used to prepare the forecasts, together with project-by-project assumptions as further described below, determined, on a project-by-project basis, by multiplying the relevant name plate capacity by the applicable capacity factor by the sum of the net REC Swap Rate and the PPA Rate.

(2)

Reflects One Power management’s estimate of cumulative operating profit from the August KPI Included Projects over the August Long-Term Period, determined, on a project-by- project basis, by subtracting certain operating expenses from Contracted Revenues. Operating expenses are categorized into seven segments: contracted O&M costs, O&M reserve, balance of plant costs, insurance costs, MW scholarship cost, taxes, and other costs. Each category is modeled based on real-world data, contracts, and industry standards. See the section titled “KPI Modeling Methodology - How We Model Contracted Operating Profit” for a discussion of these metrics. Expenses for construction and site costs that are properly considered capital expenditures under accounting standards are not included in operating expenses and are thus excluded from Contracted Operating Profit.

(3)

Wind and solar project revenues derived from name plate size, estimated annual degradation rates and One Power management capacity factor estimates developed based on tools and methodologies described in further detail in the description of the KPI Model included above, including that (1) One Power management assumes, based on historical and professional experience, negligible annual degradation rates for the wind assets used for its projects and annual degradation factors of between 0.25% to 2% per solar project, depending on the solar panels chosen and the nature of the project (One Power assumed a 1% annual degradation factor with respect to projects for which no solar panels had been identified at the KPI Metrics Date), (2) project size for wind projects is equivalent to manufacturer-specified name plate size and, with respect to solar assets, derived nameplate MW per project based on the solar assets’ DC nameplate and associated DC capacity factors and (3) capacity factors are consistent with One Power management estimates thereof, utilizing P50 Capacity Factor data, as described below.

(4)

Project capacity factors estimated by One Power management based on engineering estimates, historical data, computerized predictive models and other statistical tools utilized by One Power management for forecasting purposes, as further described under “KPI Model—Why We Are Using the P50 Capacity Factor.”

(5)

Per-project REC pricing was assumed to be anchored to each project’s first contracted value, assuming the continued existence of active trading markets available to One Power throughout the KPI Forecast Period with respect to applicable projects. SREC estimates reflect One Power management forecasts of specific market dynamics developed based on professional experience and historical data.

(6)

The August Long-Term KPIs were prepared assuming that the Inflation Reduction Act does not affect One Power’s cash distribution obligations to tax equity investors, even though One Power does not expect to have distributable third-party cash obligations with respect to projects contracted after the date that the Inflation Reduction Act took effect.

For purposes of the August Long-Term KPIs, One Power management incorporated the following material assumptions:

•

KPI Included Projects. The following projects were incorporated into August Long-Term KPIs generated by One Power management from the KPI Model tools, methodologies and assumptions (as described in further detail above, applying assumptions developed by One Power management as of the KPI Metrics Date based on a variety of factors, including, without limitation, project attributes, the terms of project PPAs, historical data and industry knowledge informed by One Power management professional experience:

•

Operating Projects. Nine contracted operating projects (referred to as Harpster, Zephyr 1.0, WP Findlay 1.0, WP Marion 1.0, WP Ottawa, Valfilm, WP Greenville, Lafarge, Zephyr 2.0) with modelled expiry dates ranging from January 15, 2036, to August 13, 2040 (based on PPA expiry dates).

•

Construction Phase Projects. Three signed projects in engineering or construction phase as of the KPI Metrics Date, consisting of one Wind for Industry project (referred to as Martin Marietta) and two Net Zero projects.

•

New Megawatt Hub/Managed HV Project. One Megawatt Hub/ManagedHV project (referred to as Hub/HV 1) recently under contract as of the KPI Metrics Date was assumed to be placed in service as of September 30, 2023. This facility is located at One Power’s headquarters in Findlay, Ohio and was placed in service on the assumed date of September 30, 2023.

•	Material Assumptions incorporated in the August Long-Term KPIs. One Power management incorporated into the August Long-Term KPIs the following material assumptions:

•

That project PPA Rates in effect at the KPI Metrics Date would be the same as contracted throughout the KPI Forecast Period, which is generally consistent with One Power management’s expectations based on industry knowledge and professional experience;

•	That the Operating Projects continue generating revenues through their respective modelled expiry dates (as further described above);

•	That the Construction Phase Projects are placed in service before July 1, 2024;

•

That each Operating Project generates between 1.5MW, on the low-end, and 4.5MW, on the high- end, consistent with the respective project specifications for each project, of power during the KPI Forecast Period, with aggregate capacity of 31.5MW;

•	That the Hub/HV 1 project has a capacity of 30MW of power and remains in operation generally consistent with existing contractual terms throughout the KPI Forecast Period;

•

That, over the KPI Forecast Period, the Operating Projects’ and the Hub/HV 1 project’s average capacity factors and load factors would be consistent with modeled expectations, based on One Power modeling and forecasting techniques described in further detail under “KPI Model” above; and

•

That during the August Long-Term Period, One Power’s ability to monetize ITCs, when available, with respect to projects entered into prior to the Inflation Reduction Act taking effect, or achieve a similar (or possibly better) economic outcome under the Inflation Reduction Act, will be maintained; provided, however, that the assumptions listed above are not the only assumptions and information incorporated in the August Long-Term KPIs and readers and investors are encouraged to review this information in conjunction with the information contained in “KPI Model” above and the section titled “Risk Factors.”

Further, the material assumptions incorporated by One Power management into the August Long-Term KPIs were generally substantially consistent with the assumptions One Power management incorporated in the scenario referred to as “Case I” in the “One Power Forecasts and Financial Projections” section of this proxy statement/prospectus, except to the extent of estimated future Consulting and Sales Revenues, as further described above.

Distinguishing Total 20 Year Contracted Metrics and Next 20 Year Contracted Metrics

Prior to the date hereof, including as of the date of announcement of the proposed Business Combination and the execution of the Original Business Combination Agreement, One Power from time to time used a modeling concept which One Power refers to as the “Total 20 Year Contracted Revenue” methodology, wherein all contracts were modeled based on the value of the contract over its entire 20-year contracted life, even if, due to the time it takes to construct a project, the 20 year period extended beyond the 20 calendar years immediately after the date the model is utilized to estimate KPIs. Total 20 Year Contracted Revenue is the methodology used by One Power management until the date of the Original Business Combination Agreement, which One Power management believes is a reasonable indicator of the value of the projects the Company has contracted for. However, as further described above, on a go-forward basis, One Power expects to utilize a slightly different KPI predictive methodology relative only to assumptions incorporated in One Power’s KPI Model regarding time periods summarized.

AVAILABLE INFORMATION

One Power’s online address is https://oneenergy.com/. The information contained on One Power’s website is not incorporated by reference into this filing and should not be considered part of this filing. One Power’s principal executive offices are located at 12385 Township Rd 215, Findlay, Ohio 45840 and its telephone number is 877-298-5853. The Company is incorporated in the State of Delaware.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ONE ENERGY

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with One Energy’s audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 and related notes that are included elsewhere in this proxy statement/prospectus. Certain information included in this discussion contains forward-looking statements that include projections that involve numerous risks and uncertainties. Our actual results may differ materially from those projected or implied by the forward-looking statements. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that could cause our actual results to differ from those expressed or implied by forward-looking statements.

Unless the context otherwise requires, all references in this section to “One Energy,” “we,” “us,” or “our” refer to the business of One Energy Enterprises Inc. and its subsidiaries prior to the consummation of the Business Combination. Unless the context otherwise requires, all references in this section to “we,” “our,” “us,” “the Company” or “One Energy” refer to the business of One Energy Enterprises Inc., a Delaware corporation, and its subsidiaries.

Overview of Our Business

One Energy is a vertically integrated industrial power company. One Energy develops, designs, builds, maintains, and operates state-of-the-art, behind-the-meter industrial power solutions, including wind energy, for customers within the United States. The Company commenced its business in 2010.

We believe that we are building “Utility 2.0,” a decentralized, customer-centric, power grid that empowers industrial clients to produce their own on-site, renewable energy. Our industrial power solutions enable better utility monitoring, long-term rate visibility, and enhanced power reliability for customers.

The Company’s primary industrial power solutions are as follows:

Wind for Industry: One Energy develops and operates on-site, megawatt-scale wind power systems for industrial clients, delivering energy through long-term, fixed-rate agreements. These “behind-the-meter” systems prioritize wind energy, with grid power as a backup, offering competitive pricing and growth opportunities.

Managed High Voltage (“Managed HV”): One Energy modernizes aging industrial high-voltage systems with state-of-the-art, digital infrastructure. This service enhances on-site power distribution efficiency and resilience, and it facilitates the integration of renewables and other power solutions on-site.

Megawatt Hubs: Designed for emerging energy-intensive industries, these hubs support applications like fleet scale electric vehicle charging, data centers, and digital currency operations.

Net Zero Projects: These projects aim for balanced annualized grid energy consumption by integrating various renewable energy technologies. Tailored to each commercial and industrial customer, these projects significantly reduce grid reliance, offer price certainty, and minimize carbon footprints.

Ancillary Services: One Energy also offers analytics as a service for energy optimization, competitive retail energy services, as well as specialized tower rescue training, underscoring One Energy’s commitment to comprehensive energy solutions and safety.

The Company develops and constructs projects with investors through special purpose limited liability companies (“Project Companies”). The Company finances these projects with third party loans, using the equity of the Project Companies pledged as collateral, and through the use of investment tax credits which may now be sold directly in accordance with the 2022 Inflation Reduction Act. The Company’s Wind for Industry, ManagedHV, and Net Zero projects are typically delivered to industrial facilities under 20-year take-or-pay contracts which the Company refers to as Renewable Energy Agreements (“REAs”) or Power Purchase Agreements (“PPAs”).

The Company’s subsidiaries include One Energy Solutions LLC (performs construction of Project Companies), One Energy Capital LLC (performs management and financial services for the Project Companies), One Energy Capital Corporation (financing arm and principal capital investor in the Project Companies), OECC Fleet Alpha LLC (holding company for fleet-level debt), OE Consulting Services LLC (energy consulting), OE Retail Services LLC (energy brokerage services), and ONE MWHUB 01 LLC, formerly known as OE Mining LLC (leasing of campuses that host mobile computing units for data mining). Each of these subsidiaries provides energy solutions within the integrated operations of the business.

While the Company’s in-place projects were minimally impacted by the COVID-19 pandemic (“COVID-19”), the same cannot be said for COVID-19’s effects on One Energy’s attempts to obtain new projects during 2020, 2021, and 2022. During this period, One Energy management observed difficulties getting customers to commit to new 20-year contracts, as many prospective customers were concerned about their overall near-term viability during this time period.

In 2022, the Company constructed and brought online an 8MW Megawatt Hub power infrastructure project for a customer that mined digital currency. Pursuant to this project, which ultimately became the basis for the inception of the Company’s Megawatt Hub business, the Company supplied grid power to a third party through Company-owned infrastructure. This 8MW site operated for less than a year, until the customer for which it was originally constructed vacated the lease due to material increases in voltage grid prices.

Business Combination and Public Company Costs

On February 14, 2024, One Energy entered into the Business Combination Agreement with (i) TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated with limited liability (“TRTL”), (ii) TRTL Holding Corp., a Delaware corporation and a wholly-owned subsidiary of TRTL (“Pubco”), (iii) TRTL III First Merger Sub Inc., a Delaware corporation, and a wholly owned subsidiary of Pubco (“TRTL Merger Sub”), and (iv) OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub”, and together with TRTL Merger Sub, the “Merger Subs”), which amends, restates and supersedes the original Business Combination Agreement, dated August 14, 2023, entered into by the Company, TRTL, and TRTL III Merger Sub Inc, a Delaware corporation and a wholly-subsidiary of TRTL. Pursuant to the Business Combination Agreement, assuming satisfaction or waiver of applicable closing conditions, in connection with the Closing, among other things, (i) TRTL Merger Sub will merge with and into TRTL, with TRTL surviving the merger as a wholly owned subsidiary of Pubco, and (ii) Company Merger Sub will merge with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Pubco. Pubco, the SEC registrant for purpose of this registration statement, will be the go-forward reporting company after the Business Combination is consummated and the Company’s financial statements for previous periods will be disclosed in Pubco’s future periodic reports filed with the SEC. At the Closing, Pubco will be renamed One Power Company and the parties have applied for Pubco securities to be listed for trading on the New York Stock Exchange under the ticker ONE (in the case of Pubco Class A Common Shares).

On May 13, 2024, TRTL, One Energy, Pubco and the Merger Subs entered into the First Amendment to the Business Combination Agreement (“Amendment No. 1”), which amends the Business Combination Agreement to reflect: (i) a reduction in the number of Sponsor Earnout Shares that will be subject to contingent forfeiture after Closing from 1,750,000 to 500,000 shares, (ii) the receipt of additional loans contributed to TRTL by the Sponsor and (iii) the removal, as a condition to the Closing, of the requirement that TRTL have at least $5,000,001 of net tangible assets at the Closing.

As a consequence of the proposed Business Combination, the former management of One Energy is expected to manage the business of Pubco and One Energy expects to incur additional expenses as a public company which may include, without limitation, increases in costs associated with directors’ and officers’ liability insurance, director fees, and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees, and costs related to sustaining an appropriate internal control framework. The Company may also need to hire additional personnel to meet demands on management associated with being a public company, with associated costs.

Key Factors and Trends Affecting Our Business

We believe that our performance and future success depend on several factors that present significant opportunities for us, but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus entitled “Risk Factors.”

1.	Energy Transition and Sustainability Focus:

The global shift towards energy transition and sustainability has been a driving force behind our business model.

2.	Modernization of the Power Grid:

The existing power grid in the United States, which One Energy management refers to as “Utility 1.0,” has been in place for over 75 years, and we believe it has become, in many respects, unpredictable, unreliable, carbon-intensive, and expensive. One Energy is actively working on modernizing the industrial on-site portion of this aging infrastructure, aiming to build a customer- centric grid of the future that addresses the needs of carbon-intensive industrial operations.

3.	Behind-the-Meter Solutions:

One Energy’s unique value proposition lies in its behind-the-meter solutions. These solutions, which include Wind for Industry, Managed High Voltage, Megawatt Hubs, and Net Zero Projects, are designed to provide on-site power solutions for large industrial power users. By generating power on-site, we eliminate the inefficiencies associated with transmitting power over long distances, resulting in cost savings and reduced carbon footprints for our clients. We are also able to innovate faster than we could if we were working on utility owned systems.

4.	Industrial Electrification and Decarbonization:

Industries are rapidly electrifying their operations, moving away from hydrocarbon-based processes. This shift, coupled with increasing accountability for carbon profiles, presents both challenges and opportunities for industrials. One Energy is positioned to address these challenges by providing reliable, renewable, and cost competitive power solutions.

5.	Strategic Focus on Industrial Power Problems:

One Energy has strategically chosen to focus on industrial power problems. With an estimated 53,000 large industrial facilities in the United States which, as of 2017, consumed an aggregate of approximately 26% of the country’s electricity (as detailed in the OE Market Analysis, as further described in the “Information About One Energy” section of this proxy statement/prospectus), One Energy regards the potential for growth and impact in this segment as immense. Our industrial power solutions aim to modernize the power infrastructure these industries rely on, thus ensuring reliability and sustainability.

6.	Vertical Integration and Leadership:

Our strength lies in our vertical integration which encompasses in-house development, engineering, procurement, construction, operations, finance, and analytics. This integration allows us to deliver power solutions that we believe are better, faster, cheaper and safer than other market alternatives. Complementing this structure is our world-class leadership team, which has been instrumental in driving our vision and strategy.

7.	Market Dynamics and Growth Potential:

The energy market is witnessing accelerated change with tailwinds effectively mandating transformation. From the electrification of transport to the adoption of renewable energy sources, the need for modern, scalable power systems is evident. One Energy is poised to capitalize on this demand and maintains a clear vision of investing in the power infrastructure of the future.

8.	Large Addressable Market:

One Energy operates in a vast market with significant growth potential. With an estimated 53,000 large industrial facilities in the United States (for more information about this estimate, please refer to the description of the OE Market Analysis under the heading “Information About One Energy”), One Energy regards the opportunity for on-site power solutions as immense. The Company’s focus on Wind for Industry projects alone represents, according to One Energy management estimates further described in the “Information About One Energy” section, a potential capital investment opportunity which may exceed $100 billion. As industries continue to electrify and decarbonize, we believe that the demand for modern power solutions will only increase, positioning One Energy for sustained opportunities for growth.

Market and Economic Conditions

COVID-19 Outbreak

The COVID-19 pandemic has created significant global economic uncertainty and resulted in the slowdown of economic activity. COVID-19 impacted One Energy’s acquisition of new work during the period between 2020-2022, but it caused limited disruption to the Company’s main business operations and existing projects since March 2020. While the Company continues to closely monitor the COVID-19 epidemic, preserving the health and safety of the Company’s personnel remains its first priority. The Company is not aware of any specific event or circumstance that would require revisions to estimates, updates to judgments, or adjustments to the carrying value of assets or liabilities. These estimates may change as new events occur and additional information is obtained, and they will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements and operating results.

Components of Results of Operations

Revenue

As discussed in Note 2 to the One Energy financial statements that are attached to this proxy statement/prospectus, the Company’s revenues are generated from PPAs/REAs within each of the Project Companies and RECs. Revenue from the sale of energy is recognized over time as the energy is delivered, at rates specified under the respective PPA/REA. Revenue from the sale of RECs within the Project Companies is recognized at a point-in-time when the related energy is delivered to the customer.

The Company also generates revenue through operating lease arrangements with customers over its mobile computing units that are leased out for data mining. The Company recognizes lease income on a straight-line basis over the lease term. These lease arrangements also include non-lease components (“Energy Costs”) which are a separate fee charged to the customer for utilities and are accounted for under ASC 606.

The Company also generates construction revenue from contracts to provide various construction services such as electrical equipment installation at customer’s premises. Construction revenue is recognized over time, as construction activities take place the Company is either enhancing a customer’s owned asset or constructing an asset with no alternative use to the Company. The Company uses an input method to measure progress towards completion.

The Company also generates consulting revenue from contracts to provide various technical consulting services concerning energy consumption and purchase performed by OE Consulting Services LLC. Consulting revenue is recognized over time as consulting activities occur. The Company uses an input method based on either costs or labor hours incurred to measure progress towards completion.

Operating expenses

Operating expenses consist of cost of operations, depreciation and amortization, selling, general and administrative expenses, payroll and benefits, other operating expenses, taxes other than income taxes, and other income (expense).

Cost of operations: Cost of operations include the cost of labor, materials, equipment, Green-e eligible REC purchases, purchase of power from the grid, and subcontracting that are required for the installation of projects to third-party customers.

Depreciation and amortization: Depreciation and amortization expenses consist primarily of depreciation expense associated with the Company’s property, plant, and equipment, consisting of wind turbines and related equipment, office buildings, equipment, and vehicles.

Selling, general and administrative expense: Selling, general and administrative expenses consist of information technology expenses; legal, accounting, and other professional fees; payroll and benefits; marketing expenses, insurance, and other operating expenses. Payroll and benefits expenses consist of salaries and wages, health insurance, a salary deferral plan under Section 401(k) of the Internal Revenue Code, and other employee benefits. Other operating expenses consist of service and maintenance expenses and scholarship expenses. We expect our general and administrative expenses to increase materially in the foreseeable future as we continue to scale as a company. We also expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with rules and regulations of the SEC and of applicable national securities exchanges, as well as legal, audit, investor relations, insurance, and other administrative and professional services expenses.

Payroll and benefits: Payroll and benefits expenses consist of salaries and wages, health insurance, a salary deferral plan under Section 401(k) of the Internal Revenue Code, and other employee benefits. We expect our payroll and benefits expenses to increase in the foreseeable future as we incur additional costs as a result of the acceleration of our growth and operations as a public company.

Other operating expenses: Other operating expenses consist of service and maintenance expenses and scholarship expenses.

Other income (expense)

Other income (expense) consists of interest income, interest expense, amortization of loan origination fees, and other income, net. Interest expense will vary periodically based on the level of debt outstanding and prevailing interest rates.

Provision for income taxes

The provision for income taxes is based on various rates set by federal and local authorities and is affected by permanent and temporary differences between financial accounting and tax reporting requirements.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

The following table sets forth certain financial data from the consolidated statements of income for the periods presented:

	Year Ended December 31,
	2023		2022		Year-Over-Year Change
(In thousands)	Dollar Amount	% of Revenues	Dollar Amount	% of Revenues	Dollar Change	% Change
Operating revenues	$6,008,988	100%	$7,921,152	100%	$(1,912,164)	-24%
Operating expenses	23,643,039	393%	17,982,206	227%	5,660,833	31%

Loss from operations	(17,634,051)	-293%	(10,061,054)	-127%	(7,572,997)	75%
Other expenses, net	3,971,552	66%	3,324,281	42%	647,271	19%

Net loss before income taxes	(21,605,603)	-360%	(13,385,335)	-169%	(8,220,268)	61%
Income tax benefit (expense)	(1,547,376)	-26%	(887,696)	-11%	(659,680)	74%

Net loss and comprehensive loss	$(23,152,979)	-334%	$(14,273,031)	-158%	$(7,560,588)	53%

Net loss attributed to non-controlling interests	$(4,748,184)		$1,772,505		$(6,520,689)	-368%
Net loss attributed to One Energy Enterprises	$(18,404,795)		$(16,045,536)		$(14,081,277)	88%

Our operating results are due to the following:

Revenue

Revenues decreased by approximately $1.9 million, or 24%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease in revenues was primarily attributable to the loss of a tenant at the end of 2022 for Company’s data mining site which was not replaced until September 2023.

Operating expenses

Operating expenses increased by approximately $5.6 million, or 31%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in operating expenses was primarily attributable to stock compensation associated with options grants and additional costs as a result of preparing to operate as a public company, including compliance with SEC rules and regulations, legal, audit, insurance expenses, investor relations expenses, payroll, and other additional administrative and professional services fees.

Other expenses, net

Other expenses, net increased by approximately $0.6 million, or 19%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was attributable to interest expense related to additional borrowings of $3.5 million on debt, which contributed $0.6 million of incremental interest expense.

Loss from operations

Loss from operations increased by $7.6 million, or 75%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, due to the fluctuations described above under “Revenue,” “Operating expenses,” and “Loss from operations.”

Income tax benefit (expense):

We are a U.S.-based company potentially subject to tax in multiple U.S. tax jurisdictions. Significant judgment will be required in determining our provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a multi-jurisdictional basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be overturned by jurisdictional tax authorities, which may have a significant impact on our provision for income taxes.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In addition, governmental tax authorities are increasingly scrutinizing the tax positions of companies. If U.S. or other tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition, or results of operations may be adversely impacted.

For the years ended December 31, 2023, and 2022, we recorded an income tax benefit of approximately $1.5 million and $0.9 million, respectively, primarily related to net operating losses for these periods. For the years ended December 31, 2023, and 2022, our provision for income taxes differs from the federal statutory rate primarily due to the Company’s recording of a partial valuation allowance position creating a reduced benefit for federal and state income tax purposes.

Liquidity and Capital Resources

Overview

Since inception, we have financed our operations primarily through the issuance and sale of equity and debt. We have not generated any net cash from operations. Our primary requirements for liquidity and capital are to finance working capital and capital expenditures associated with operating and managing our Project Companies, as well as for general corporate purposes.

As of December 31, 2023, our principal source of liquidity was our cash balance of $2.5 million, of which

$1.4 million was unrestricted and available for working capital purposes. Since our inception, we have generated significant operating losses as reflected in our retained deficit and negative cash flows from operations. We had an accumulated deficit of $111.5 million as of December 31, 2023. Our negative cash flows from operations were $9.4 million for the year ended December 31, 2023. We believe our existing cash, together with anticipated proceeds from the Business Combination, will be sufficient to meet our operating working capital and capital expenditure requirements for at least the next twelve months.

Below describes our current obligations and recent financing activities:

Term loan agreements:

•

In September 2020, OECC Fleet Alpha LLC entered into a Term Loan Agreement with an outside lender for a term loan of $11.5 million at an annual interest rate of 6.85%, payable in fixed quarterly payments over seventeen years. OECC Fleet Alpha’s equity in the Project Companies has been pledged as collateral to OECC Fleet Alpha’s lender. The loan also contains financial and operating performance covenants, including the maintenance of restricted cash reserves.

•

In June 2021, OECC Fleet Alpha LLC added $2.0 million of additional debt to its existing loan with an outside lender, and in December 2021, it added another $1.5 million to the same loan under similar terms. The interest rate increased to 8.00% with the initial increase in June 2021, but the term of the loan remains unchanged and matures in September 2037. In conjunction with this additional loan, One Energy Capital Corporation (OECC), a related party, contributed inventory to OECC Fleet Alpha in the form of three sets of turbine parts as additional security.

•

In October 2022, OECC Fleet Alpha LLC added $750 thousand of additional debt to its existing loan with an outside lender under similar terms. The interest rate remained at 8.00%, and the term of the loan remained unchanged and matures in September 2037.

Borrowings from Private Investors

•

The Company has entered into borrowings with certain private investors (the “Private Investors”) that are considered related parties. The Private Investors include a member of the One Energy Board (the “Board Member”) and a stockholder (the “Stockholder”). The Company borrowed $9.8 million from the Stockholder and $1.0 million from the Board Member. The Private Investors’ notes initially matured through June 30, 2023 and carried interest rates between 8% and 25%. The notes were unsecured and required principal and interest at maturity. Additional information about these transactions can also be found under the heading “Related Party Transactions”.

•	On April 10, 2023, the Board Member’s note of $1.0 million was converted to 2,235 shares of Series A Preferred Stock in the Company pursuant to a convertible promissory note conversion agreement.

•

On April 10, 2023, the amounts outstanding under the Stockholder’s note were restructured with all accrued interest converted to 5,962 shares of Class A Common Stock. Pursuant to such restructuring, the remaining amounts outstanding under the Stockholder’s note includes $5 million which is due on the earlier of the Company obtaining $20 million in equity contributions or June 30, 2024, and $5.8 million which is due on the earlier of the Company obtaining $50 million in equity contributions or December 31, 2024. The Company borrowed additional funds in 2023 from the Stockholder in the aggregate amount of $3,220,000, of which $2,450,000 was repaid. All of the remaining amounts outstanding under the Stockholder’s note carries an interest rate of 25% per year, with interest added to the principal balance at the end of each quarter.

•

In March 2024, the Company borrowed $2.0 million from the Stockholder at an interest rate of 12% pursuant to a borrowing facility. In April 2024, the facility was resized to a total of $3.0 million. Amounts outstanding under the Borrowing Facility incur interest at a rate of 12% per annum, with the first interest payment being due on September 30, 2024. The facility has a three-year term, and it is secured by a first mortgage on the Company’s office building in Findlay, Ohio and the real property on which the office building is located. There is no prepayment penalty associated with this facility. As of April 22, 2024, the entire amount is outstanding under the borrowing facility.

•

In April 2024, the Company established a short-term borrowing facility with the Stockholder. This facility is designed to address cash flow shortfalls by allowing the Company to borrow for periods up to four weeks, but not extending beyond the end of any financial quarter. The Company may, in the sole discretion of the Stockholder, be permitted to borrow an indeterminate amount of funds from the Stockholder in a mutually agreed upon amount to be determined on a case-by-case basis; provided, however, there is no obligation on the part of the Stockholder to advance funds under this facility. As of March 31, 2024 the outstanding balance of this facility is zero. Borrowings under this arrangement incur an interest rate of 5% per week.

Warrant agreement

•

In connection with a borrowing during 2021, OECC Fleet Alpha issued warrants to purchase 4,300 shares of OEE Class A Common Stock at an exercise price of $0.0001. These warrants expired at the earlier of ten years from issuance in June 2031 or upon the occurrence of (i) an IPO, (ii) a sale of substantially all assets of the Company, or (iii) a change of control, as defined in the Warrant Agreement. The warrant is treated as an equity instrument based on terms in the Warrant Agreement and is recorded at fair value on the issuance date with an allocation to additional paid in capital. The cost was recorded as a debt discount which will be amortized into interest expense over the remaining term of the debt agreement. The warrants were deemed to be immaterial on the date of issuance. The holder of these warrants exercised all of them for a de-minimis amount in October 2023.

•

In connection with the Stockholder borrowing during 2022, the Company issued warrants to purchase 4,350 shares of OEE Class A Common Stock at a purchase price of $0.01. These warrants expire at the earlier of ten years from issuance in May 2032 or upon the occurrence of (i) an IPO, (ii) a sale of substantially all assets of the Company, or (iii) a change of control, as defined in the Warrant Agreement. This warrant is treated as an equity instrument based on terms in this Warrant Agreement and is recorded at fair value on the issuance date with an allocation to additional paid in capital. The cost was recorded as a debt discount which will be amortized into interest expense over the remaining term of the note agreement. The warrants had an aggregate value of $103,517 on the date of issuance.

One Energy Preferred Shares

•	On April 12, 2023, 20,115 One Energy Preferred Shares were sold to an outside investor at a price of $447.41 per share, for a total cash price of $9 million.

•	On July 20, 2023, 11,175 One Energy Preferred Shares were sold to an institutional investor at a price of $447.41 per share for a total cash price of $5 million.

•	On September 9, 2023, 6,705 One Energy Preferred Shares were sold to an outside investor at a price of $447.41 per share for a total cash price of $3 million.

•	On October 23, 2023, 4,470 One Energy Preferred Shares were sold to an institutional investor at a price of $447.41 per share for a total cash price of $2 million.

•	On December 8, 2023, 2,235 One Energy Preferred Shares were sold to an institutional investor at a price of $447.41 per share for a total cash price of $1 million.

•	On January 31, 2024, 2,682 One Energy Preferred Shares were sold to an institutional investor at a price of $447.41 per share for a total cash price of $1.2 million.

•	On February 15, 2024, a total of 2,233 One Energy Preferred Shares were sold to three separate investors at a price of $447.41 per share for a total cash price of $1 million.

•	One Energy may, in accordance with the terms of the Business Combination Agreement, raise up to an additional $11.8 million, or up to $35 million total Crossover Financing, prior to the Closing.

Our future capital requirements will depend on many factors, including, without limitation, capital requirements associated with our existing projects and those of prospective projects in which we may engage in the future, and other requirements. If we are unable to raise financing when desired, our business results of operations, and financial condition would be materially and adversely affected.

Cash Flows

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes cash flows from operating, investing, and financing activities for the periods indicated:

	Year Ended December 31,
	2023	2022
Net cash used in operating activities	$(9,408,105)	$(2,855,097)
Net cash used in investing activities	(7,120,407)	(6,090,912)
Net cash provided by financing activities	17,249,889	8,979,408

Net increase (decrease) in cash	$721,377	$33,399
Cash, beginning of year	1,754,412	1,721,013

Cash, end of year	$2,475,789	$1,754,412

Operating activities

During the year ended December 31, 2023, net cash used in operating activities was $9.4 million, compared to net cash used in operating activities of $2.9 million during the year ended December 31, 2022. The Company’s operating activities included net losses of $23.2 million and $14.3 million for the years ended December 31, 2023 and 2022, respectively, which were offset by non-cash adjustments of $11.8 million and $5.3 million, respectively. Net change in the Company’s working capital resulted in a decrease of $1.0 million and an increase of $6.1 million in cash provided by operating activities in 2023 and 2022, respectively.

Investing activities

Net cash used in investing activities was $7.1 million and $6.1 million for the years ended December 31, 2023 and 2022, respectively. Net cash used in investing activities was driven by the Company’s investment in certain projects in both years, including an electrical substation and a wind turbine project, land purchases and land improvements.

Financing activities

Net cash provided by financing activities was $17.2 million and $9.0 million for the years ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, the net cash provided by financing activities was driven by issuance of preferred stock offset by repayments of debt. For the year ended December 31, 2022, the net cash provided by financing activities was driven by the issuance of debt offset by repayments of debt.

Critical Accounting Policies and Estimates

Preparing our consolidated financial statements in accordance with GAAP involves making estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures within the notes to our consolidated financial statements. Estimates are subject to various assumptions and uncertainties which could cause actual results to differ materially from these estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We have described our significant accounting policies within Note 2 to our audited consolidated financial statements included within this report, and we believe that the accounting policies below are critical to understanding our historical and future performances as these policies involve a greater degree of judgment and complexity.

Revenue recognition

Revenue from Contracts with Customers. The Company applies the guidance in ASC 606, Revenue from Contracts with Customers, or Topic 606, when recognizing revenue associated with its contracts with customers. Revenue is recognized when a customer obtains control of promised services in an amount that reflects the consideration we expect to be entitled to receive in exchange for those services.

We apply judgment in determining the customer’s ability and intent to pay, including the customer’s historical payment history, credit standing, and other financial information pertaining to the customer. The Company’s policies with respect to its specific revenue streams are detailed below.

Power Purchase Agreements, or PPAs, and Renewable Energy Agreements, or REAs. Revenue from the sale of energy through long-term PPAs or REAs within each of the Project Companies is recognized over time as the energy is delivered, at rates specified under the respective agreement.

Management makes a significant judgment regarding how the contract price is allocated between the PPA and the retired Green-E Eligible Wind Credits (“Green-E Eligible RECs”), and this is based on historical Green-E Eligible RECs prices. Market fluctuations impact the Green-E Eligible RECs prices, causing changes ranging from 1 to 10%.

Lease Income and Energy Costs: Under ASC 842, Leases, HUB01 has operating lease arrangements with customers over its land with electrical equipment that is leased out for computing operations. These contracts do not contain a rental purchase option, whereby the customer has the option to purchase the land with electrical equipment at the end of the lease term for a specified price. The lessees also do not provide residual value guarantees on the leased asset; as a result, the Company retains title to the leased asset. These HUB01 lease arrangements contain one lease component (the land with power supply provided by the electrical equipment) for which the Company is the primary obligor and one non-lease components (Energy Costs). The non-lease component is accounted for under ASC 606, while the lease component is generally accounted for as an operating lease under ASC 842, Leases, with fixed lease income being recognized on a straight-line basis over the lease term. The Company allocates the consideration to the various components of these arrangements based on the stand-alone selling prices and as a result there are no estimation sensitivities involved.

Construction Revenue: Construction revenue represents revenue generated from contracts to provide various construction services such as electrical equipment installation at customers’ premises performed by OES. Construction revenue is recognized over time as construction activities occur where the Company is either enhancing a customer’s owned asset or constructing an asset with no alternative use to the Company. The Company uses an input method to measure progress towards completion. As such the Company measures its progress on a project by comparing how much has been spent on materials, labor, and other direct costs related to the contract to the respective budgeted amounts. As these costs are incurred, a proportionate amount of revenue is recognized, reflecting the progress toward completing the project.

Quarterly reviews of the cost estimates are conducted by management, and it is further revised to account for new developments and changing conditions. During the performance period of the contract, numerous factors that can affect profitability may change. These variables include fluctuating site conditions, the availability of skilled contract labor, the performance of primary suppliers, and unanticipated changes in material costs. Due to the potential impact on contract profitability from substantial alterations in one or more of these estimates, regular reviews are conducted of the contract price and cost estimates throughout the course of construction period. Adjustments in construction revenues are proportional to the input measure of progress reflected in the reporting period in which the revised estimates are disclosed, as mentioned earlier.

Non-Controlling Interests and Hypothetical Liquidation at Book Value (HLBV) to Allocate Earnings

Non-controlling interest represents the portion of the Company’s net income (loss) and net assets that are allocated to members of certain Project Companies which are consolidated within the financial statements. The Company has determined that the operating Limited Liability Company Agreements (“LLC Agreements”) do not allocate economic benefits pro rata to its investors, and the appropriate methodology for calculating the non-controlling interest balance that reflects the substantive profit-sharing arrangement is a balance sheet approach using the hypothetical liquidation at book value (“HLBV”) method. In the case of non-real estate entities such as the Company, there is no specific guidance that should be applied when the pro rata approach does not capture the manner in which profits and losses are allocated under contract. In the absence of other specific GAAP guidance, the Company believes it is practice to analogize the guidance for real estate entities in ASC paragraphs 970-323-35-16 and 17. Under the HLBV method, the amounts reported as non-controlling interest in the consolidated balance sheets and the consolidated statements of operations represent the amounts the members would hypothetically receive at each balance sheet reporting date under the liquidation provisions of the LLC Agreements, assuming the net assets of the respective subsidiary were liquidated at recorded amounts determined in accordance with GAAP and distributed to the investors.

The HLBV method is a balance sheet-focused approach to income and loss allocation. A calculation is prepared at each balance sheet date to determine the amount that members would receive if the Project Companies were to liquidate all of their assets (at GAAP net book value) and distribute the resulting proceeds to their creditors and unitholders based on the contractually defined liquidation priorities. Due to the stated liquidation priorities and because the HLBV method incorporates non-cash items such as depreciation expense, in any given period, income or loss may be allocated disproportionately to unitholders as compared to their respective ownership percentages in the Project Companies. Changes in these factors could have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. The use of the HLBV methodology to allocate income between member classes may create volatility in the statements of stockholders’ equity as the application of HLBV can drive changes in net income or loss attributable to members from year to year.

Impairment of long-lived assets

The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When an indicator of impairment is identified, the Company compares the carrying value of the long-lived asset (asset group) to the undiscounted cash flows of the long-lived asset (asset group). Determining whether long-lived assets are impaired requires an estimation of the recoverable amount of the long-lived assets. Such estimation is based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. If the cash flows do not support recoverability, management determines the fair value of the long-lived asset (asset group). Relevant factors, along with management’s plans with respect to operations, are considered in assessing the recoverability of long-lived assets. If the Company determines, based on such measures, that the carrying amount is impaired, the long-lived assets will be written down to their fair value with a corresponding charge to the statements of operations. The Company recorded an impairment of $748,304 on other long-term assets for the year ended December 31, 2022. No impairment was recorded for the year ended December 31, 2023.

Our impairment analyses require significant judgment, including identification of the grouping of long-lived assets for impairment testing, estimates of future cash flows arising from these groups of assets, and estimates of the remaining useful lives of the long-lived assets being evaluated. Our estimates inherently include a degree of uncertainty and are impacted by macroeconomic and industry conditions and the competitive environment. Adverse changes in any of these factors in future periods could result in impairment charges in future periods which could materially impact our results of operations and financial position.

Stock-Based Compensation

The Company measures compensation expense for stock options in accordance with ASC 718, Compensation — Stock Compensation. Stock-based compensation cost is recognized over the requisite service period for time-vesting awards, and for awards with a performance condition, over the requisite service period if the performance condition is probable of achievement. The compensation expense of the Company’s stock-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. Estimating fair value for share-based compensation requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. For stock options, the Company determines the grant date fair value using a Black-Scholes model with a weighted average time to vesting. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating the grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.

These estimates involve inherent uncertainties and the application of management’s judgement. If the Company had made different assumptions, the Company’s stock-based compensation expense and its net loss could have been materially different.

Income taxes

The Company is a C-corporation. With the exception of One Energy Capital Corporation, which is structured and taxed as a C-corporation, all the Company’s subsidiaries are limited liability companies which are either disregarded entities for tax purposes or which have elected to be taxed as partnerships. The Company recognizes deferred tax assets on future deductible temporary differences and deferred tax liabilities on future taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases, and they are primarily related to accrued compensation, construction contract expense, depreciable and amortizable assets, and prepaid expenses. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance (VA) when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

We make estimates, assumptions, and judgments to determine the provision for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against deferred tax assets. Actual future operating results and the underlying amount and type of income could differ materially from our estimates, assumptions and judgments thereby impacting its financial position and results of operations. Management evaluates the Company’s tax positions each year for any position that would be considered an uncertain tax position. Based on that review, management has concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements at December 31, 2023 or 2022.

Emerging Growth Company Accounting Election

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. We expect to use this extended transition period for compliance with new or revised accounting standards that have different effective dates for public and non-public companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Smaller Reporting Company

The Company is also a “smaller reporting company” as defined by Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”). The Company may continue to be a smaller reporting company even after the Company is no longer an emerging growth company. The Company may take advantage of certain scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of the Company’s Common Stock held by non-affiliates is less than $250 million measured on the last business day of the Company’s second fiscal quarter, or the Company’s annual revenue is less than $100 million during the most recently completed fiscal year and the market value of the Company’s Common Stock held by non-affiliates is less than $700 million measured on the last business day of the Company’s second fiscal quarter. The Company has elected to adopt the accommodations available to smaller reporting companies. Until the Company ceases to be a smaller reporting company, the scaled-back disclosure in the Company’s financial statements will result in less information about the Company being available than for other public companies.

Recent Accounting Pronouncements

A discussion of recently issued accounting pronouncements and recently adopted accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements.

Contractual Obligations and Other Commitments

We are party to contractual obligations involving commitments to make payments to third parties. These arrangements are enforceable and legally binding on us, specify all significant terms, and may contain fixed or minimum quantity purchase requirements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or special purpose entities, outside of the Project Companies.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. We manage and monitor these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Interest rate risk

As of December 31, 2023, our cash and cash equivalents stood at $2.5 million. Interest rates pose significant risks to both our short-term and long-term project financing. The Company’s primary debt facilities, including the non-recourse debt for the operating projects held by the Consolidated VIE’s, the loans held by related parties, and the construction equipment financing, are all fixed rate instruments. Based on these fixed rates, the Company does not currently have material market risk sensitive instruments that are sensitive to interest rate risk, foreign currency exchange rate risk, or other material markets risks.

Inflation risk

Inflation poses a potential challenge to our operations, especially in the realms of escalating material, labor, and construction expenses. Gauging the precise repercussions of inflation on these estimates is inherently challenging. However, we recognize that significant inflationary trends could elevate our costs. In such scenarios, our ability to counterbalance these increased costs through pricing adjustments or alternative remedial actions might be limited. This limitation could, in turn, have a detrimental impact on our business performance, financial stability, and operational outcomes.

Credit risk

Credit risk represents the loss that we would incur if a counterparty fails to perform under its contractual obligations. The overall impact due to certain changes in economic, regulatory, and other events may impact our overall exposure to credit risk, either positively or negatively, in that counterparties may be similarly impacted. To reduce credit exposure, we maintain credit policies with regard to our counterparties that we believe significantly reduce overall credit risk. These policies include evaluating and monitoring counterparties’ financial condition (including credit ratings) and entering into agreements with counterparties that govern credit guidelines. Based on our policies, exposures, credit and other reserves, management does not anticipate a material adverse effect on financial position or results of operations as a result of counterparty performance.

Supply Chain Risk

The international supply chains for critical power equipment have faced unprecedented disruptions in recent times. Initially rattled by the Covid pandemic, the situation was further exacerbated by the geopolitical tensions arising from the Russia-Ukraine conflict. Consequently, we’ve observed a significant extension in lead times for major equipment, with some timelines more than doubling. This elongation not only escalates the financial outlay for our projects but also implies that One Energy’s capital might be engaged for extended periods before projects commence their commercial operations. To navigate these challenges and ensure the smooth progression of our projects, it becomes imperative for us to bolster our working capital, specifically that which is earmarked for project construction. This strategic augmentation will serve as a cushion against these supply chain uncertainties and ensure our projects remain on track.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Effective immediately following the Business Combination, the business and affairs of Pubco will be managed by or under the direction of the Pubco Board. The following table lists the names, ages as of [ ], 2024, and positions of the individuals who are expected to serve as directors, executive officers and/or key employees of Pubco upon consummation of the Business Combination:

Name	Age		Position(s)
Jereme Kent	39		Chief Executive Officer; Chairman of the Board of Directors
Thomas Russell	45		Chief Financial Officer
Katie Johnson Treadway	36		General Counsel and SVP, Head of Regulatory Affairs
Chelsea Bumb	33		SVP, Head of Construction
Jessica Grosso	34		SVP, Head of Project Planning and Technology
[ ]	[	]	Director
Thomas D. Hennessy	39		Director
Thomas Lause	64		Independent Director
Tom Spang	53		Independent Director
Donald C. Templin	59		Independent Director
Jon B. Wellinghoff	74		Independent Director

Executive Officers and Directors

Jereme Kent. Jereme Kent is the Founder, Chief Executive Officer, and Chairman of the Board of One Energy. Mr. Kent has served as the Chief Executive Officer and Chairman of the Board of One Energy since its inception. Under his leadership, One Energy is trailblazing the creation of the customer-centric power grid of the future. A recognized authority in utility-scale wind turbine construction, distributed wind energy, and large-scale industrial power systems, Mr. Kent has helped shape and transform the renewable energy landscape for more than 15 years. At One Energy Mr. Kent has the ultimate responsibility for the safety, quality, overall corporate performance, and strategic growth of the enterprise.

Prior to founding One Energy, Mr. Kent led the construction of some of the world’s premier wind projects. He worked for RMT, M.A. Mortensen, D.H. Blattner, and other large utility-scale wind energy contractors as a field engineer, erection superintendent, and site manager. He has overseen more than a billion dollars in wind turbine construction. During his tenure in the utility scale industry, he was instrumental in standardizing several safety, quality, and production methods that are still widely used in the utility-scale wind sector. Moreover, he pioneered “just-in-time” construction methods and determined that they could be profitably used on large wind projects.

Mr. Kent attended the University of Michigan’s College of Engineering, where he studied Civil Engineering with a focus on construction management. He left University of Michigan with just one class remaining to help run turbine erection at what was then the world’s largest wind project. His expertise is further validated by his possession of four U.S. patents, his role as a peer reviewer for the Department of Energy’s Wind Energy Technologies Office, and many certifications including Certified Tower Rescue Instructor, Certified Crane Operator, and Advanced Emergency Medical Technician. He led the development of One Energy’s unique “TIBE” tax equity structure.

Mr. Kent has actively participated in every step of the process to develop, engineer, procure, construct, operate, and finance both wind energy projects and high voltage infrastructure projects.

His extensive experience in utility-scale wind projects, history of innovation, and broad knowledge set in the industrial power sector make him qualified to both serve as Chief Executive Officer and Chairman of the Board for One Energy Enterprises Inc.

Tom Russell, CPA, FPAC, currently serves as the Chief Financial Officer since January 2024. Mr. Russell holds designations as a Certified Public Accountant and the Financial Planning & Analysis Certification. Mr. Russell has 25 years of experience in finance. Before joining One Energy, Mr. Russell was CFO of CPBS Holdings, LLC, a portfolio company of Copley Equity Partners and CFO of Fresh Products, LLC. His other past roles also include leading the Financial Planning & Analysis (FP&A) departments at 4 different international, publicly traded, multibillion-dollar organizations, reporting to C-level executives for nearly 10 years in those roles, and leading the SEC reporting function at Welltower, an S&P 500 REIT.

In his role at One Energy, Mr. Russell’s responsibilities include accounting, treasury, tax, budgeting, forecasting, and SEC reporting. Mr. Russell holds a Bachelor of Arts in Mathematics from Columbia University and a Master of Business Administration from Harvard Business School. Mr. Russell served for many years on the FP&A Council of the Association of Financial Professionals (AFP) and has presented several times at finance conferences, talking about forecasting during rapid growth. His extensive experience in public company reporting, board presentations, and financial planning make him an invaluable asset to One Energy.

Katie Johnson Treadway. Katie Johnson Treadway currently serves as the General Counsel and Senior Vice President, Head of Regulatory Affairs at One Energy, positions she has held since November 2015. Before joining One Energy, Ms. Treadway was an Assistant Attorney General at the Ohio Attorney General’s Office from September 2013 to November 2015, where she represented the Public Utilities Commission of Ohio and the Ohio Power Siting Board at both the agency level and before the Supreme Court of Ohio.

At One Energy, Ms. Treadway oversees all of One Energy’s permitting and regulations on a local, state, and federal level. Ms. Treadway leads the company’s government relations efforts.

Ms. Treadway holds a Juris Doctor degree from Vermont Law School and a Bachelor of Science degree in Economics from Otterbein University. She is admitted to the bar in the State of Ohio. Her extensive experience in regulatory affairs, her knowledge of energy issues, and her commitment to legal compliance and advocacy make her an invaluable asset to One Energy.

Chelsea Bumb. Chelsea Bumb, P.E., currently serves as Senior Vice President, Head of Construction at One Energy, a position she has held since September 2020. Prior to serving in her current role, Ms. Bumb served in various roles at One Energy since joining the company in 2011, including as a Vice President and Project Manager. Ms. Bumb is a licensed professional engineer who is responsible for all of One Energy’s construction projects and self-perform construction team. She helped to build One Energy’s self-perform team and has pioneered One Energy’s systematic approach to project engineering and construction. Ms. Bumb has built more than 30 MW of on-site wind generation facilities, including the three largest behind-the-meter wind projects in the country.

In her role at One Energy, Ms. Bumb’s responsibilities include safety, engineering, procurement, managing construction methods and crews, quality assurance, and commissioning of electrical and mechanical systems. She oversees, trains, and supervises One Energy’s technicians and field engineers.

Ms. Bumb holds a Bachelor of Science in Civil Engineering from The Ohio State University. She is a licensed EMT, a tower rescue instructor, and a crane operator. She is the co-author of a United States patent. Her extensive experience in project development, her expertise in wind project construction, and her commitment to safety and quality assurance make her an invaluable asset to One Energy.

Jessica Grosso. Jessica Grosso currently serves as the Senior Vice President, Head of Project Planning and Technology at One Energy, a position she has held since September 2020. Prior to serving in her current role, Ms. Grosso served in various roles at One Energy since joining the company in 2011, including as a Vice President. Ms. Grosso is One Energy’s wind project development and feasibility expert. She developed the algorithms, methods, and processes used to take Wind for Industry projects from first conception through the project groundbreaking. Under her leadership, her team has become the leading developer of on-site wind energy in the country.

In her role at One Energy, Ms. Grosso leads a team of engineers and analysts responsible for all phases of project feasibility evaluations, including wind resource assessment, regulatory compliance, turbine siting, permitting, and other areas of development. Her other responsibilities include developing and implementing project remote monitoring, instrumentation, and on-site data campaigns.

Ms. Grosso holds a Master of Science in Atmospheric Science and a Bachelor of Science in Engineering: Earth Systems Science and Engineering, with a Climate Physics Concentration, both from the University of Michigan. She is a member of the American Meteorological Society and runs One Energy’s weather risk team. Her extensive experience in project development, her expertise in wind project feasibility, and her commitment to innovation and technology make her an invaluable asset to One Energy.

Thomas Lause. Thomas Lause currently serves as a Director. He served as the interim Chief Financial Officer of One Energy from December 2021 to January 2024. Prior to this role, Mr. Lause retired in 2022 as the Vice President of Business Affairs, Chief Financial Officer, and Treasurer at the University of Findlay, positions he had held since February 2018. Mr. Lause brings with him over 35 years of experience from Cooper Tire & Rubber Company, where he held multiple finance and operations roles from August 1983 to February 2018. Before his retirement from Cooper Tire & Rubber (“Cooper Tire”), he had served as the corporation’s Treasurer and Vice President of Treasury & Tax since January 2015, overseeing global treasury operations, risk management, and tax. Mr. Lause started his career at Cooper Tire in 1983 as a plant accountant in the Tire Division. He progressively held positions in budget analysis, plant control, and administrative management in Findlay and Texarkana, Arkansas. From 2002 to 2014, Mr. Lause served as Vice President of Finance, and Global Operations Controller, where he successfully led the company’s global implementation of the Sarbanes-Oxley Act. In addition to his roles in the U.S., Mr. Lause also served as the leader of Cooper Tire’s European operations from 1999 to 2003 while stationed in the United Kingdom. Mr. Lause holds a Master of Business Administration and a Bachelor of Science in Business Administration from Bowling Green State University. He is also a graduate of the University of Notre Dame’s Executive Leadership Program and holds a Certificate of Public Accounting from the state of Ohio. Beyond his corporate roles, Mr. Lause has served on the Ohio Manufacturers Association Board of Directors, Bowling Green State University’s College of Business Advisory Board, and as a board member and Finance Committee Chair for the Findlay-Hancock County Chamber of Commerce and The Alliance economic development organization. He is a past board director and treasurer of United Way of Hancock County. Mr. Lause currently serves on the Finance Committee for the Blanchard Valley Health System, a position he has held since July 2023, respectively. We believe Mr. Lause is qualified to serve on One Energy’s board due to his educational background in accounting and finance and his extensive experience in finance, operations, and risk management in both domestic and international settings.

Tom Spang. Tom Spang currently serves as the Lead Independent Director of One Energy, a position he has held since December 2021, and the Chief Executive Officer of Advanced Power AG, where he is also an Executive Board Member, a member of the Senior Management Committee, and a Founding Shareholder. Advanced Power is a 2-gigawatt Independent Power Producer operating in the Pennsylvania-New Jersey-Maryland footprint. Mr. Spang has over 25 years of experience in the development, financing, investment, and management of electric generating facilities. Prior to co-founding Advanced Power, from 1995 to 2004, he held the position of Vice President and Head of UK Development for InterGen, based in Edinburgh and London. Before joining InterGen, from 1992 to 1995, Mr. Spang was a developer for J. Makowski Company, a Boston-based developer of combined heat and power and independent power producer projects. Mr. Spang received a Bachelor of Arts in Economics from Hobart College in New York. One Energy believes that Mr. Spang is qualified to serve on One Energy’s board due to his extensive experience in the development, financing, investment, and management of electric generating facilities.

Donald C. Templin. Donald C. Templin currently serves as an Independent Director and Chair of the Audit Committee at One Energy, positions he has held since December 2021. He is also the Chief Financial Officer of Voya Financial Services, a position he has held since November 2022. Mr. Templin’s career began at Price Waterhouse/PricewaterhouseCoopers (PwC) in 1984, where he held various roles, including leading the PwC business in Kazakhstan and leading PwC’s audit practice in Georgia, Alabama, and Tennessee. From 2011 to 2021, he worked at Marathon Petroleum Corporation, where he held multiple roles, including Senior Vice President and Chief Financial Officer, Executive Vice President – Supply, Transportation, and Marketing, President of MPLX, and President of Marathon Petroleum Corporation. Mr. Templin has significant experience with public company boards, including currently serving as a non-executive board member and audit committee chair for Aris Water Solutions, Inc., a recently public company, and previously serving as a non-executive board and audit committee member for [ ], a multinational company, an executive board member for [ ], a publicly traded master limited partnership, and working with boards and audit committees of numerous audit clients. He received a Bachelor of Arts in Accounting from Grove City College. We believe Mr. Templin is qualified to serve on One Energy’s board due to his extensive experience in finance, operations, and executive leadership in the energy industry.

Jon B. Wellinghoff. Jon B. Wellinghoff is an independent director of One Energy, a position he has held since December 2021. He is currently the Chief Regulatory Officer at Voltus, Inc., a provider of a technology platform to connect distributed energy resources to electricity markets, a position he has held since March 2021. Mr. Wellinghoff is the CEO and Founder of GridPolicy, Inc., a company dedicated to furthering the deployment of and investment in clean sustainable distributed energy resources (DERs), positions he has held since April 2017. More recently, in July 2023, Mr. Wellinghoff was appointed by Secretary Granholm to serve on the Department of Energy’s Electricity Advisory Committee. He also served as the Chief Policy Officer at SolarCity from April 2016 to April 2017, where he oversaw regulatory and legislative affairs on federal and state policy for the company. Before joining SolarCity, Mr. Wellinghoff was a partner at the law firm Stoel Rives from November 2013 to April 2016, where he provided knowledge and experience in energy law and the development of clean energy technology. Mr. Wellinghoff served as a Commissioner on the Federal Energy Regulatory Commission (FERC) from 2006 to 2013, and was FERC’s longest-serving Chairman from 2009 to 2013. We believe Mr. Wellinghoff is qualified to serve on One Energy’s board due to his extensive experience in energy policy, electric markets, and the interface of disruptive energy systems with traditional utility structures, along with his experience in removing regulatory, policy, and institutional barriers to the widespread adoption of cost-effective DER technologies and systems.

For information about Mr. Hennessy, please see the section entitled “Directors, Officers, Executive Compensation and Corporate Governance of TRTL Prior to the Business Combination – Directors and Executive Officers.”

Board Composition

Effective immediately following the Business Combination, pursuant to the Business Combination Agreement, all of TRTL’s current directors will resign and will not serve as members of the Pubco Board, other than Mr. Hennessy.

If the Proposed Charter is approved, upon Business Combination, the Pubco Board will consist of seven (7) directors, a majority of which will be independent under NYSE requirements, including Messrs. Lause, Spang, Templin, and Wellinghoff, effective upon the Closing until the next annual meeting of stockholders set forth opposite each of their names, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause.

The Proposed Charter that will be in effect upon the consummation of the Business Combination provide that only the Pubco Board can fill vacant directorships, including newly-created seats.

Director Independence

Under the listing requirements and rules of NYSE, independent directors must comprise a majority of a listed company’s board of directors and of certain board committees. Upon the consummation of the Business Combination, Pubco anticipates that Messrs. Lause, Spang, Templin, and Wellinghoff, will qualify as independent, as defined under the listing rules of NYSE.

Board Oversight of Risk

Upon the consummation of the Business Combination, one of the key functions of the Pubco Board will be informed oversight of Pubco’s risk management process. The Pubco Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Pubco Board as a whole, as well as through various standing committees of the Pubco Board that address risks inherent in their respective areas of oversight. For example, the Pubco audit committee will be responsible for overseeing the management of risks associated with Pubco’s financial reporting, accounting and auditing matters, and Pubco’s compensation committee will oversee the management of risks associated with Pubco’s compensation policies and programs.

Board Committees

Upon the consummation of the Business Combination, the Pubco Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The Pubco Board may establish other committees to facilitate the management of Pubco’s business. The Pubco Board and its committees will set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The Pubco Board will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full Pubco Board. Each member of each committee of the Pubco Board is expected to qualify as an independent director in accordance with the listing standards of NYSE. Each committee of the Pubco Board will have a written charter approved by the Pubco Board. Upon the consummation of the Business Combination, copies of each charter will be posted on Pubco’s website at [   ]. The inclusion of Pubco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Pubco’s website into this proxy statement/prospectus. Members will serve on these committees until their resignation or until otherwise determined by the Pubco Board.

Audit Committee

Upon the consummation of the Business Combination, the members of Pubco’s audit committee will be Messrs. [   ], and [   ], each of whom can read and understand fundamental financial statements. Each of Messrs. [   ], and [   ] is independent under the rules and regulations of the SEC and the listing rules of NYSE applicable to audit committee members. [   ] will be the chair of the audit committee. [   ] qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of NYSE. One Power’s audit committee will assist the Pubco Board with its oversight of the following: the integrity of Pubco’s financial statements; Pubco’s compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; and the design and implementation of Pubco’s internal audit function and risk assessment and risk management. Among other things, Pubco’s audit committee will be responsible for reviewing and discussing with Pubco’s management the adequacy and effectiveness of Pubco’s disclosure controls and procedures. The audit committee will also discuss with Pubco’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of Pubco’s financial statements, and the results of the audit, quarterly reviews of Pubco’s financial statements and, as appropriate, will initiate inquiries into certain aspects of Pubco’s financial affairs. Pubco’s audit committee will be responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by Pubco’s employees of concerns regarding questionable accounting or auditing matters. In addition, Pubco’s audit committee will have direct responsibility for the appointment, compensation, retention and oversight of the work of Pubco’s independent registered public accounting firm. Pubco’s audit committee will have sole authority to approve the hiring and discharging of Pubco’s independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. Pubco’s audit committee will review and oversee all related person transactions in accordance with Pubco’s policies and procedures.

Compensation Committee

Upon the consummation of the Business Combination, the members of Pubco’s compensation committee will be Messrs. [   ], and [   ]. [   ] will be the chair of the compensation committee. Each member of Pubco’s compensation committee will be considered independent under the rules and regulations of the SEC and the listing rules of NYSE applicable to compensation committee members. Pubco’s compensation committee will assist the Pubco Board in discharging certain of Pubco’s responsibilities with respect to compensating its executive officers, and the administration and review of its incentive plans for employees and other service providers, including its equity incentive plans, and certain other matters related to Pubco’s compensation programs.

Nominating and Corporate Governance Committee

Upon the consummation of the Business Combination, the members of Pubco’s nominating and corporate governance committee will be Messrs. [   ], and [   ]. [   ] will be the chair of the nominating and corporate governance committee. Pubco’s nominating and corporate governance committee will assist the Pubco Board with its oversight of and identification of individuals qualified to become members of the Pubco Board, consistent with criteria approved by the Pubco Board, and selects, or recommends that the Pubco Board selects, director nominees, develops and recommends to the Pubco Board a set of corporate governance guidelines and oversees the evaluation of the Pubco Board.

Code of Conduct

Upon the consummation of the Business Combination, the Pubco Board will adopt a Code of Conduct. The Code of Conduct will apply to all of Pubco’s employees, officers and directors, as well as all of Pubco’s contractors, consultants, suppliers and agents in connection with their work for Pubco. Upon the consummation of the Business Combination, the full text of Pubco’s Code of Conduct will be posted on Pubco’s website at [   ]. Pubco intends to disclose future amendments to, or waivers of, Pubco’s Code of Conduct, as and to the extent required by SEC regulations, at the same location on Pubco’s website identified above or in public filings. Information contained on Pubco’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on Pubco’s website to be part of this proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the intended members of Pubco’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Pubco Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter limits directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Pubco’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Proposed Charter provides that the Pubco’s will, in certain situations, indemnify its directors and officers to the fullest extent permitted by law. An indemnitee is also entitled, subject to certain limitations, to advancement and reimbursement of expenses (including attorney’s fees) incurred by such indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition.

Pubco will maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. Pubco believes the indemnification provisions in the Proposed Charter are necessary to attract and retain qualified persons as directors and officers.

EXECUTIVE COMPENSATION

TRTL Executive Compensation

No executive officer has received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on the NYSE through the earlier of consummation of our initial business combination and our liquidation, we agreed to reimburse HCGP, an affiliate of the Sponsor, a total of $10,000 per month for office space, utilities and secretarial and administrative support made available to us under the Administrative Support Agreement. Other than as set forth above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

One Energy Executive Officer and Director Compensation

The following tables and accompanying narrative set forth information about the compensation provided to One Energy’s principal executive officer and the two most highly-compensated executive officers (other than its principal executive officer) who were serving as executive officers as of December 31, 2023, each of which are expected to serve as executive officers of the Post-Combination Company. These executive officers consist of Jereme Kent, One Energy’s Chief Executive Officer, Katie Johnson Treadway, One Energy’s SVP, Head of Regulatory Affairs, and Chelsea Bumb, One Energy’s SVP, Head of Construction, and are referred to in this section as One Energy’s “named executive officers” or “NEOs.”

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to One Energy’s named executive officers during the years ended December 31, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Option Awards(1) ($)	All Other Compensation(2) ($)		Total ($)
Jereme Kent	2023	$244,669	—	$8,368		$253,038
Chief Executive Officer	2022	$200,000	—	$7,102	(3)	$207,102
Katie Johnson Treadway	2023	$228,493	$1,039,888	$37,695		$1,306,076
SVP, Head of Regulatory Affairs	2022	$200,042	—	$33,216	(4)	$233,258
Chelsea Bumb	2023	$248,423	$922,335	$33,101		$1,203,859
SVP, Head of Construction	2022	$212,709	—	$30,846	(5)	$243,555

(1)

Amounts set forth in this column represent the grant date fair value of stock options calculated in accordance with FASB ASC Topic 718. For additional information regarding valuation assumptions, refer to note 12 to the consolidated financial statements for the year ended December 31, 2023.

(2)

Represents contributions made to the individual’s 401(k) plan by One Energy, medical insurance premiums paid on behalf of the individual by One Energy, and cell phone plan payments made by One Energy on behalf of the individual.

(3)

For the years ended December 31, 2023 and 2022, One Energy paid (i) $6,993 and $5,827, respectively, in medical insurance premiums on behalf of Mr. Kent and (ii) $1,375 and $1,275, respectively, in cell phone plan payments on behalf of Mr. Kent. One Energy did not make any contributions to a 401(k) plan for Mr. Kent in the years ended December 31, 2023 and 2022.

(4)

For the years ended December 31, 2023 and 2022, One Energy paid (i) $24,113 and $22,679, respectively, in medical insurance premiums on behalf of Ms. Treadway, (ii) $12,368 and $9,847, respectively, in 401(k) contributions on behalf of Ms. Treadway, and (iii) $1,213 and $600, respectively, in cell phone plan payments on behalf of Ms. Treadway.

(5)

For the years ended December 31, 2023 and 2022, One Energy paid (i) $19,300 and $20,173, respectively, in medical insurance premiums on behalf of Ms. Bumb, (ii) $12,525 and $9,904, respectively, in 401(k) contributions on behalf of Ms. Bumb, and (iii) $1,276 and $770, respectively, in cell phone plan payments on behalf of Ms. Bumb.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

One Energy has not entered into written employment agreements with any of its named executive officers. The named executive officers are employed on an at-will basis.

Base Salary

The named executive officers receive base salaries to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

Option Award Agreements

On February 19, 2023, One Energy entered into option award agreements with Ms. Treadway and Ms. Bumb, pursuant to which (i) Ms. Treadway was granted 5,750 options to purchase One Energy Common Shares at an exercise price of $240.09 per share and (ii) Ms. Bumb was granted 5,100 options to purchase One Energy Common Shares at an exercise price of $240.09 per share. Such options vest as set forth in the option award agreements, which vesting terms are described under the table that appears under the “Outstanding Equity Awards at 2023 Year-End” heading below.

Retirement Benefits and Perquisites

One Energy maintains a 401(k) plan and also provides a company match based on contributions to an employee’s 401(k) plan and also provides for the payment of a portion of an employee’s medical insurance premiums. In addition, One Energy also pays for the mobile phone plans of certain of its employees, including the named executive officers.

Outstanding Equity Awards at 2023 Year-End

As of December 31, 2023, the following named executive officers hold outstanding equity awards.

	Option Awards
Officer	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(1) (#)	Number of Securities Underlying Unexercised Options Unexercisable(2) (#)	Option Exercise Price	Option Expiration Date
Jereme Kent	—	—	—	—	—
	—	—	—	—	—
Katie Johnson Treadway	2/19/2023	3,000	2,750	$240.09	5/3/2025
Chelsea Bumb	2/19/2023	3,100	2,000	$240.09	5/3/2025

(1)	All option awards reported herein were fully vested at grant.
(2)

All option awards reported herein vest upon the earliest to occur of (a) May 3, 2025, (b) immediately prior to a public offering of capital stock of One Energy approved by the One Energy Board, (c) immediately prior to an acquisition, merger or other business combination involving a special purpose acquisition company approved by the One Energy Board that results in One Energy or its successor being listed on a United States national securities exchange, including the Business Combination, or (d) a change in control.

Director Compensation

One Energy does not have a formal director compensation policy in place; however, One Energy has historically reimbursed the travel expenses of its non-employee directors incurred in connection with their service as directors and has compensated one of its non-employee directors in cash for his service as a director.

Prior to the fiscal year ended December 31, 2023, One Energy had not historically made equity awards to the non-employee members of the One Energy Board for their services as directors. On February 19, 2023, One Energy granted option awards to each of Messrs. Templin, Lause, Spang, and Wellinghoff, with each of Messrs. Templin, Lause, and Spang receiving options to purchase an aggregate of 4,310 One Energy Common Shares and Mr. Wellinghoff receiving options to purchase an aggregate of 3,500 One Energy Common Shares. The number of option awards granted to each director was determined by the One Energy Board, with each of Messrs. Templin, Lause, Spang, and Wellinghoff abstaining, after consideration of the operating results, prospects, and financial condition of One Energy, among other items, and in an effort to align the interests of the directors with those of One Energy. Mr. Wellinghoff received cash compensation of $36,000 in addition to the options.

The following table sets forth information regarding compensation earned during the fiscal year ended December 31, 2023 by each of our directors:

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)(2)	Total
Don Templin	—	$779,464	$779,464
Tom Lause	—	$779,464	$779,464
Tom Spang	—	$779,464	$779,464
Jon Wellinghoff	$36,000	$769,020	$805,020

(1)

Amounts set forth in this column represent the grant date fair value of stock options calculated in accordance with FASB ASC Topic 718. For additional information regarding valuation assumptions, refer to note 12 to the consolidated financial statements for the year ended December 31, 2023.

(2)

Amounts set forth in this column represent options to purchase an aggregate of 4,310 One Energy Common Shares awarded to Mr. Templin, options to purchase an aggregate of 4,310 One Energy Common Shares awarded to Mr. Lause, options to purchase an aggregate of 4,310 One Energy Common Shares awarded to Mr. Span, and options to purchase an aggregate of 3,500 One Energy Common Shares awarded to Mr. Wellinghoff. The foregoing awards represent the only outstanding equity awards held by members of the One Energy Board as of December 31, 2023.

Pubco Executive Compensation

Following the Closing, Pubco intends to develop an executive compensation program that is designed to align compensation with Pubco’s business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward individuals who contribute to the long-term success of Pubco. Decisions regarding the executive compensation program will be made by Pubco’s compensation committee.

Equity Compensation

It is anticipated that equity-based compensation will continue to be an important element of executive compensation following the consummation of the Business Combination in order to maintain a strong link between executive incentives and the creation of stockholder value. Formal guidelines for the allocations of equity-based compensation, if any, have not yet been determined, but it is expected that the Incentive Plan described in the Incentive Plan Proposal will be an important element of the new compensation arrangements for Pubco.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

TRTL Related Party Transactions

On February 9, 2021, 7,187,500 founder shares were issued to our sponsor in exchange for the payment of $25,000 of expenses on TRTL’s behalf, or approximately $0.003 per share. The founder shares will automatically convert into Class A ordinary shares at the time of the initial business combination. On February 18, 2021, TRTL issued 1,437,500 Class B ordinary shares in connection with a share capitalization, resulting in our sponsor holding an aggregate of 8,625,000 founder shares (up to 1,125,000 of which were subject to forfeiture to the extent the underwriters did not exercise their over-allotment option). On July 27, 2021, the underwriters purchased the units subject to the over-allotment option in full and as a result, 1,125,000 founder shares were no longer subject to forfeiture. On July 19, 2021, our sponsor forfeited a total of 120,000 founder shares and we issued 40,000 Founder Shares to each of our three independent directors. On October 28, 2022, one of our independent directors resigned and forfeited their 40,000 founder shares. On October 31, 2022, we issued 40,000 Founder Shares to a newly appointed independent director. Commencing on the date that our securities were first listed on the NYSE, we reimbursed HCGP, an affiliate the Sponsor, a total of $10,000 per month for office space, utilities and secretarial and administrative support made available to us under the Administrative Support Agreement. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. We do not have a policy that prohibits our sponsor, executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. Our Audit Committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Prior to the closing of our IPO, our sponsor loaned us $195,000 under an unsecured promissory note, which were used for a portion of the expenses of our IPO. The loans were fully repaid upon the closing of our IPO.

On February 1, 2023, TRTL issued the 2023 Note in the principal amount of $500,000 to TortoiseEcofin Borrower. The 2023 Note is not convertible into equity securities, does not bear interest and is repayable in full upon consummation of a business combination. If TRTL does not complete a business combination, the 2023 Note will not be repaid and all amounts owed under it will be forgiven. As of March 31, 2023 and December 31, 2022, TRTL had $150,000 and $0, respectively, outstanding borrowings under the 2023 Note. On May 9, 2023, TRTL borrowed an additional $185,000 under the 2023 Note, resulting in an aggregate of $335,000 of working capital loans outstanding thereunder.

On July 19, 2023, TRTL issued a promissory note (the “Note”) in the principal amount of up to $1,000,000 to Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company (“HCGP”). The Note was issued in connection with advances HCGP may make in the future to TRTL for working capital expenses. The Note bears no interest and is repayable in full upon the earlier of (i) the date on which TRTL consummates its initial business combination and (ii) the date that the winding up of TRTL is effective. At the election of HCGP, all or a portion of the unpaid principal amount of the Note may be converted into warrants of the Company at a price of $1.50 per warrant (the “Conversion Warrants”). The Conversion Warrants and their underlying securities are entitled to the registration rights set forth in the Note.

On July 19, 2023, the sponsor, TortoiseEcofin Borrower LLC (“TEB”), the managing member of the Sponsor, and HCGP entered into a securities purchase agreement (the “Purchase Agreement”). Pursuant to the

Purchase Agreement, HCGP acquired from TEB all of TEB’s limited liability company interests in the Sponsor as well as 5,893,333 private placement warrants of TRTL held by TEB. In connection with the transaction, HCGP assumed Tortoise Capital Advisors, L.L.C.’s (“Tortoise Capital Advisors”) rights and obligations under the Administrative Support Agreement, dated July 19, 2021, between the Company and Tortoise Capital Advisors.

On July 17, 2023, three of the four underwriters for TRTL’s initial public offering, consisting of Barclays, Goldman and Academy, agreed to waive all rights to their respective portion of the Deferred Discount (as defined in the Underwriting Agreement between the parties and TRTL, dated July 19, 2021) (or approximately $9.96 million of the total $12.075 million of the Deferred Discount) with respect to TRTL’s recently-announced proposed business combination with an industrial renewable power solutions company.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds on a non-interest bearing basis as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private warrants, including as to exercise price, exercisability and exercise period. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

In connection with the October Charter Amendment, TRTL issued a promissory note (the “October Extension Note”) in the aggregate principal amount of up to $1,553,823.18 (the “October Extension Funds”) to the Sponsor, pursuant to which the October Extension Funds were deposited into the Trust Account for the benefit of each outstanding Public Share that was not redeemed in connection with the extension of TRTL’s termination date from October 22, 2023 on a monthly basis up to six times until April 22, 2024.

On April 11, 2024, TRTL entered into Initial April Loan and Transfer Agreements with the Sponsor, One Energy and other parties (the “Initial April Lenders”), and on April 17, 2024, TRTL entered into Later April Loan and Transfer Agreements with the Sponsor, One Energy and other parties (the “Later April Lenders”, collectively with Initial April Lenders, the “April Lenders”), pursuant to which April Lenders agreed to loan an aggregate of $700,000 to the Sponsor (the “April Lenders Loan”) and the Sponsor intends to loan such amount to TRTL (the “April SPAC Loan”). Neither the April Lenders Loan nor the April SPAC Loan will accrue interest, but the April Lenders Loan shall be repaid, and has the other terms, as set forth in the April Loan and Transfer Agreements.

The Sponsor and TRTL are jointly responsible for the payment of the principal amount of the April Lenders Loan within five business days of the completion of the Business Combination. In addition, within five business days of the completion of the Business Combination, One Energy will pay the April Lenders an additional onetime cash payment in the aggregate amount of $350,000. As additional consideration for the April Lenders making the April Lenders Loan available to the Sponsor, the Sponsor agreed to transfer to the April Lenders an aggregate of 350,000 TRTL Class B Ordinary Shares upon the Closing.

On April 19, 2024, TRTL held an extraordinary general meeting of shareholders (the “April Extension Meeting”). At the April Extension Meeting, the shareholders of TRTL, among other things, approved a proposal to amend by special resolution TRTL’s amended and restated memorandum and articles of association (the “April Charter Amendment”) to extend the date by which TRTL has to consummate an initial business combination from April 22, 2024 on a monthly basis up to six times until October 22, 2024 (or such earlier date as determined by the TRTL Board in its sole discretion). Shareholders holding 1,744,889 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $18.92 million (approximately $10.84 per share) was removed from the Trust Account to pay such holders.

In connection with the April Extension Meeting, on April 25, 2024, TRTL, the Sponsor, One Energy and the April Subscription Investor entered into the April Subscription Agreement, pursuant to which, the April Subscription Investor agreed to contribute $400,000 to the Sponsor as a capital contribution (“Capital Contribution”), which will generally be treated as part of the April SPAC Loan, as described above, and was loaned by the Sponsor to TRTL for working capital funds and extensions within two business days after the execution of the April Subscription Agreement. In consideration of such Capital Contribution, the April Subscription Investor will receive 200,000 Pubco Common Shares upon consummation of the proposed Business Combination with certain registration rights. Following TRTL’s repayment of the Capital Contribution amount to the Sponsor, the Sponsor, in turn, shall pay an amount equal to the Capital Contribution to the April Subscription Investor within five business days of the Closing (the “Return of Capital”). In addition, within seven days of the Closing, Pubco will pay the April Subscription Investor an additional one-time cash payment in the aggregate amount of $200,000 (the “Cash Payment”).

After our IPO, members of our management team who remain with us may be paid consulting, management or other fees from Pubco with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into a registration and shareholder rights agreement with respect to the private warrants, the warrants issuable upon conversion of working capital loans (if any) and the Ordinary Shares issuable upon exercise of the foregoing and upon conversion of the founder shares.

One Energy Related Party Transactions

Stockholder Support Agreement

On May 13, 2024, certain One Energy Securityholders entered into a Stockholder Support Agreement with TRTL, One Energy and Pubco. For more information, please see “Proposal 3: The Business Combination Proposal - Stockholder Support Agreement” of this proxy statement/prospectus.

Lock-Up Agreements

At or prior to the Closing, (i) certain pre-Closing One Energy Stockholders, (ii) the board members of Pubco, and (iii) Jereme Kent (each a “Locked-Up Party”) shall enter into lock up agreements (each such agreement, a “Lock-Up Agreement”) with Pubco in substantially the same form except for variations in the lock-up period (the “Lock-Up Period”) for each category of the Locked-Up Party. Pursuant to the Lock-Up Agreements, (A) Pubco Common Shares held by such Locked-Up Party immediately following the Closing, other than any shares purchased pursuant to a subscription agreement, and (B) any Pubco Common Shares issued to such Locked-Up Party upon the exercise of any Assumed Options held by such party, if any (the “Lock-Up Shares”), will be subject to certain transfer restrictions, with certain customary exceptions. Pursuant to the Lock-Up Agreement,

(v)	the Lock-Up Period for certain pre-Closing One Energy Stockholders, will be twelve months after the Closing;

(vi)	the Lock-Up Period for the board members of Pubco, will be twenty-four months after the Closing; and

(iii)	the Lock-Up Period for Jereme Kent, will be thirty-six months after the Closing.

Templin Convertible Note

On December 22, 2022, One Energy issued a convertible note in the amount of $1,000,000 to a trust of which Donald C. Templin, one of One Energy’s independent directors serves as the trustee and is a beneficiary of

(the “Templin Convertible Note”). The Templin Convertible Note accrued interest at a rate of 8.0% per annum and had a maturity date of June 30, 2023. The Templin Convertible Note was convertible upon certain qualifying financings involving the sale of One Energy Preferred Shares into an amount equal to the outstanding principal and all accrued but unpaid interest divided by the lowest per share purchase price paid for the preferred stock in the qualifying financing.

On April 10, 2023, in connection with a qualifying financing, the Templin Convertible Note was converted into 2,235 One Energy Preferred Shares at a conversion price of $447.41 per share and $23,043 in cash.

CAS Ohio Debt Restatement

On April 10, 2023, One Energy entered into a debt restatement and restructuring agreement with CAS Ohio LLC, a 5% or greater stockholder of One Energy, to consolidate certain existing debt agreements between One Energy and CAS Ohio LLC (“CAS Ohio Debt Restatement”), which debt instruments had an aggregate outstanding principal balance of $11,880,700 and aggregate outstanding interest of $2,667,175.

Pursuant to the terms of the CAS Ohio Debt Restatement, the outstanding principal balance of $11,880,700 was reorganized into Type A, Type B, and Type C debt, with $5,000,000 reorganized as Type A debt, $5,830,700 reorganized as Type B debt, and $1,050,000 reorganized as Type C debt. Type A debt will accrue interest at a rate of 25% per annum, may be repaid at any time without prepayment penalty, and is due upon the earlier of One Energy receiving $20,000,000 in equity contributions or June 30, 2024. Type B debt will accrue interest at a rate of 25% per annum, may be repaid at any time without prepayment penalty, and is due upon the earlier of One Energy receiving $50,000,000 in equity contributions, One Energy listing on a public exchange, or December 31, 2024. Type C debt accrued interest at a rate of $50,000 per month, could have been repaid at any time without prepayment penalty, and was due on June 30, 2023. No payments on the Type A debt or Type B debt are due until the respective due dates for the principal. No payments were due on the Type C debt until June 30, 2023. The $2,667,175 in outstanding interest is convertible into One Energy Common Shares upon the next arm’s length equity investment in One Energy at a price per share equal to the price per share in such investment. Until such conversion, the outstanding interest amount will accrue interest at a rate of $50,000 per month beginning July 1, 2023.

CAS Ohio Warrant

CAS Ohio LLC, a 5% or greater stockholder of One Energy, is the holder of a warrant to purchase 4,350 One Energy Common Shares at an exercise price of $0.01 per share. The warrant may be exercised at any time prior to the expiration date and is subject to customary adjustment provisions. The warrant will expire upon the earlier of: (i) One Energy’s initial public offering; ten days before the closing of (a) the sale, lease, exclusive license, or other disposition of all or substantially all of the assets of One Energy, (b) the merger or consolidation of One Energy into or with another person or entity, including a de-SPAC transaction, or any other corporate reorganization, or (c) the sale or other transfer of One Energy Common Shares representing a majority of the voting power of the voting securities of One Energy; or (iii) May 1, 2032.

Borrowing Facility with the Craig A. Stoller Revocable Living Trust

On March 27, 2024, One Energy entered into a borrowing facility with the Craig A. Stoller Revocable Living Trust (the “CAS Trust”), an affiliate of CAS Ohio, which is a 5% or greater stockholder of One Energy, pursuant to which One Energy borrowed $3.0 million from the CAS Trust. Amounts outstanding under the borrowing facility incur interest at a rate of 12% per annum, with the first interest payment being due on September 30, 2024. The borrowing facility has a term of approximately three years and is secured by a first mortgage on One Energy’s office building and the real property on which the office building is located in Findlay, Ohio. There is no prepayment penalty under the terms of the borrowing facility. As of April 22, 2024, the entire amount is outstanding under the borrowing facility.

Short-Term Facility with the Craig A. Stoller Revocable Living Trust

On April 15, 2024, One Energy entered into a short-term borrowing facility with the CAS Trust, pursuant to which One Energy may, in the sole discretion of the CAS Trust, be permitted to borrow an indeterminate amount of funds from the CAS Trust in a mutually agreed upon amount to be determined on a case-by-case basis; provided, however, that the CAS Trust is not obligated to advance any funds under such facility. If the CAS Trust extends any loans to One Energy under the short-term borrowing facility, the loans would be short-term in nature, for periods of up to the earlier of 30 calendar days or the end of the applicable financial quarter; the purpose of the short-term borrowing facility, if utilized, would be to assist One Energy in managing its cash flow needs and support its ongoing operations. Amounts outstanding under the short-term borrowing facility would incur interest at a rate of 5% per week. As of April 22, 2024, there are no amounts outstanding under the short-term borrowing facility.

Investment Tax Credits

As discussed elsewhere in this proxy statement/prospectus, One Energy has from time to time entered into transactions in which it has sold the investment tax credits for which it qualifies in connection with certain of its renewable energy projects. These investment tax credits are one-time credits based on the dollar amount of the capital investment made in such projects and are earned when the equipment is placed into service and is subject to meeting other eligibility requirements detailed under the Inflation Reduction Act.

In December 2022, One Energy sold the investment tax credit earned by one of One Energy’s Wind for Industry projects for $2.0 million to the CAS Trust. In December 2023, One Energy received a deposit held of $3.0 million from the CAS Trust to purchase the investment tax credits to be earned by a portion of two of One Energy’s projects. Such projects are still under construction and will not earn the investment tax credits until they meet the criteria listed above.

Related Person Transactions Policy Following the Business Combination

Effective upon the consummation of the Business Combination, the Pubco Board will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “related person transaction” is a transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of the Company’s executive officers or one of the Company’s directors;

•	any person who is known by the Company to be the beneficial owner of more than 5% of the Company’s voting shares;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of the Company’s voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of the Company’s voting shares; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

The Company will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to the Company’s audit committee charter, the audit committee will have the responsibility to review related party transactions.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes sets forth information with respect to the beneficial ownership of (i) TRTL, as of May 1, 2024, prior to the Business Combination, and (ii) Pubco, immediately following the completion of the Business Combination, assuming that no additional Class A Ordinary Shares are redeemed (“No Additional Redemptions”) and, alternatively, that 15,519,813 Class A Ordinary Shares are redeemed in connection with the Business Combination (“Maximum Redemption”):

•	each person known by TRTL to be the beneficial owner of more than 5% of outstanding Class A Ordinary Shares or Pubco Common Shares on such dates;

•	each current executive officer of TRTL and each member of TRTL’s board of directors, and all executive officers and directors of TRTL as a group;

•	each person who will become an executive officer or director of Pubco upon consummation of the Transactions and all of such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares. As further described below, the 5.5 million Pubco Common Shares deposited into the CSR Escrow Account at the Closing are treated as beneficially owned by Mr. Kent during any such period while such shares remain in the CSR Escrow Account.

Beneficial ownership of Ordinary Shares pre-Business Combination is based on 15,519,813 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares issued and outstanding as of May 1, 2024.

The expected beneficial ownership of Pubco Common Shares immediately following completion of the Business Combination assumes two scenarios:

•	Assuming No Additional Redemptions: This presentation assumes that no additional TRTL public shareholders exercise redemption rights on or prior to the upon consummation of the Business Combination.

•

Assuming Maximum Redemption: This scenario, which we refer to as the “Maximum Redemption Scenario,” assumes that 15,519,813 TRTL Public Shares are redeemed, resulting in an aggregate cash payment of approximately $168.3 million out of the Trust Account. As all of the TRTL Insiders (as well as other holders of Founders Shares) waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation.

Both scenarios assume that there will be an aggregate of 15,519,813 Class A Ordinary Shares and issued and outstanding immediately prior to the completion of the Business Combination, including 8,625,000 Class A Ordinary Shares issued upon conversion of an equal number of Class B Ordinary Shares on a one-for-one basis in connection with the Domestication, which shares will have been exchanged for Pubco Common Shares upon completion of the Business Combination, including the Domestication.

The No Additional Redemptions Scenario assumes that, at the Closing, an estimated 26,890,211 Pubco Common Shares will be issued to the One Energy Stockholders in accordance with the terms of the Business Combination Agreement, based on the number of One Energy Preferred Shares and One Energy Common Shares, respectively, outstanding as of May 1, 2024, taking into account an assumed issuance by Pubco at the Closing of 1,109,789 Pubco Common Shares underlying Assumed Options. The Maximum Redemptions

Scenario assumes that, at the Closing, an estimated 26,803,272 Pubco shares, including 23,233,841 Pubco Common Shares and 3,569,431 Pubco Preferred Shares will be issued to the One Energy Stockholders in accordance with the terms of the Business Combination Agreement, based on the number of One Energy Preferred Shares and One Energy Common Shares, respectively, outstanding as of May 1, 2024, taking into account an assumed issuance by Pubco at the Closing of 1,196,728 Pubco Common Shares underlying Assumed Options. Both scenarios assume the occurrence, prior to Closing, of the Company Exchanges, and based on an assumed Adjusted Equity Value at Closing and other assumptions regarding One Energy as of the Closing Date as determined and further described under the heading “Share Calculations and Ownership Percentages.”

Both scenarios also assume (i) the forfeiture of the Hennessy Warrants as of immediately prior to the TRTL Merger, consistent with the terms of the Business Combination Agreement and the Private Placement Warrants Termination Agreement to be entered into by Hennessy prior to the Closing; and (ii) the transfer, upon the Closing, of 1,016,000 Class B Ordinary Shares to the Sponsor Lenders in accordance with the terms of the Sponsor Loan and Transfer Agreements and the issuance of 200,000 Pubco Class A Common Shares to the Sponsor Lenders in accordance with the terms of the April Subscription Agreement.

The beneficial ownership information below: (i) excludes shares underlying the Public Warrants and the Private Placement Warrants; (ii) includes Pubco Common Shares to be reserved for issuance or grant pursuant to the Incentive Plan; and (iii) assumes that the number of outstanding securities and securities convertible or exercisable within 60 days of each of One Energy, TRTL and Pubco are the same, upon consummation of the Business Combination, as the number of such securities outstanding and convertible or exercisable within 60 days as of May 1, 2024. Based on the foregoing assumptions, we estimate that there would be 36,825,000 and 52,344,813 Pubco Common Shares issued and outstanding under the No Additional Redemptions Scenario and Maximum Redemption Scenario, respectively, excluding, also, Earnout Shares subject to contingent future issuance after the Closing.

If the actual facts are different from the foregoing assumptions, which they are expected to be, ownership figures in Pubco and the columns under “Assuming No Additional Redemptions” and “Assuming Maximum Redemption” in the table that follows will be different.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to Ordinary Shares or Pubco Common Shares owned by such shareholders. As further described below, the 5.5 million Pubco Common Shares deposited into the CSR Escrow Account at the Closing are treated as beneficially owned by Mr. Kent during any such period while such shares remain in the CSR Escrow Account.

Name and Address of Beneficial Owners	Prior to the Business Combination		Assuming No Additional Redemptions		Assuming Maximum Redemptions
	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Officers and Directors Prior to the Transactions:(1)
Vincent T. Cubbage(4)	—	—%	—	—%	—	—%
Stephen Pang(4)	—	—%	—	—%	—	—%
Thomas D. Hennessy(4)	6,915,000	28.64%	5,899,000	11.27%	5,899,000	16.02%
Jack Leeney	20,000	* %	20,000	* %	20,000	* %
Andrew Lipsher	20,000	* %	20,000	* %	20,000	* %
Matthew Schindel	20,000	* %	20,000	* %	20,000	* %
All Directors and Officers as a group (six individuals)	6,975,000	28.89%	5,959,000	11.38%	5,959,000	16.18%
Officers and Directors After the Transactions:(2)
Jereme Kent(5)	—	—%	11,444,200	21.86%	11,414,988	31.00%
Katie Treadway	—	—%	219,396	* %	232,908	* %

Name and Address of Beneficial Owners	Prior to the Business Combination		Assuming No Additional Redemptions			Assuming Maximum Redemptions
	Number of Shares	Percentage	Number of Shares	Percentage		Number of Shares	Percentage
Jessica Grosso	—	—%	308,398	*	%	317,401	*	%
Chelsea Bumb	—	—%	279,221	*	%	290,990	*	%
Anne Bain	—	—%	30,526	*	%	32,626	*	%
Rich Bohon	—	—%	15,128	*	%	16,313	*	%
Jill Ackerman	—	—%	—	—%		—	—%
Don Templin	—	—%	259,890	*	%	267,199	*	%
Thomas Spang	—	—%	130,403	*	%	140,619	*	%
Jon Wellinghoff	—	—%	105,896	*	%	114,192	*	%
Tom Lause	—	—%	180,403	*	%	190,619	*	%
Thomas Russell	—	—%	—	—%		—	—%
All Directors and Officers as a group (12 individuals)(5)	—	—%	12,973,191	24.78%		13,017,855	35.35%
Greater than 5% Holders:
TortoiseEcofin Sponsor III LLC(4)	6,915,000	28.64%	5,899,000	11.27%		5,899,000	16.02%
First Trust Merger Arbitrage Fund(3)(6)	1,625,830	6.73%	1,625,830	3.11%		1,625,830	4.42%
Westchester Capital Management, LLC(3)(7)	1,586,130	6.57%	1,586,130	3.03%		1,586,130	4.31%
CAS Ohio, LLC(8)	—	—%	5,600,449	10.70%		5,586,153	15.17%
RES Ohio, LLC(9)	—	—%	2,163,322	4.13%		2,157,800	5.86%

*	Less than 1.0%.
(1)	Unless otherwise indicated, the business address of each individual is 6363 College Boulevard, Overland Park, KS 66211.
(2)	Unless otherwise indicated, the business address of each individual is 12385 Township Road 215, Findlay, OH 45840.
(3)	The beneficial ownership reported herein does not reflect potential redemptions by the Holder.
(4)

TortoiseEcofin Sponsor III LLC is the record holder of the shares reported herein. Hennessy Capital Growth Partners Fund I SPV V, LLC is the managing member of TortoiseEcofin Sponsor III LLC. Hennessy Capital Growth Partners Fund I, LP is the managing member of Hennessy Capital Growth Partners Fund I SPV V, LLC, and Thomas D. Hennessy is the general partner of Hennessy Capital Growth Partners Fund I, LP. Accordingly, Hennessy Capital Growth Partners Fund I SPV V, LLC, Hennessy Capital Growth Partners Fund I, LP and Thomas D. Hennessy may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by TortoiseEcofin Sponsor III LLC. In addition, Vincent T. Cubbage and Stephen Pang (or their family trusts, as applicable) are members of TortoiseEcofin Sponsor III LLC. Mr. Cubbage and Mr. Pang have no voting or dispositive power over such securities and hereby disclaim beneficial ownership of such securities. The decrease in Pubco Common Shares held by the Sponsor following the Closing reflects the transfer of 1,016,000 shares to Sponsor Lenders. Includes 500,000 shares subject to forfeiture.

(5)

Includes 5.5 million shares of Pubco Common Shares that will be deposited into the CSR Escrow Account at Closing. All such shares will be treated as beneficially owned by Mr. Jereme Kent during any such period of time as they remain in the CSR Escrow Account.

(6)

According to a Schedule 13G filed with the SEC on February 14, 2024 by First Trust Merger Arbitrage Fund (“VARBX”), First Trust Capital Management L.P. (“FTCM”), First Trust Capital Solutions L.P. (“FTCS”) and FTCS Sub GP LLC (“Sub GP”), VARBX, is a series of Investment Managers Series Trust II and an investment company registered under the Investment Company Act of 1940; FTCM is an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) series of Investment Managers Series Trust II, an investment company registered under the Investment Company Act, specifically First Trust Multi-Strategy Fund and VARBX and (ii) Highland Capital Management

Institutional Fund II, LLC, a Delaware limited liability company (collectively, the “Client Accounts”); FTCS is a Delaware limited partnership and control person of FTCM; and Sub GP is a Delaware limited liability company and control person of FTCM. The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The principal business address of VARBX is 235 West Galena Street, Milwaukee, WI 53212.
(7)

According to a Schedule 13G filed with the SEC on February 14, 2024 by Westchester Capital Management, LLC (“Westchester”), Westchester Capital Partners, LLC (“WCP”), Virtus Investment Advisers, Inc. (“Virtus”) and The Merger Fund (“MF”), Virtus, a registered investment adviser, serves as the investment adviser to each of MF, The Merger Fund VL (“MF VL”), Virtus Westchester Event-Driven Fund (“EDF”) and Virtus Westchester Credit Event Fund (“CEF”); Westchester, a registered investment adviser, serves as sub-advisor to each of MF, MF VL, EDF, CEF and Principal Funds, Inc. – Global Multi-Strategy Fund (“PRIN”); WCP, a registered investment adviser, serves as investment adviser to Westchester Capital Master Trust (“Master Trust”, together with MF, MF VL, EDF, CEF, and PRIN, the “Funds”). The Funds directly hold Ordinary Shares for the benefit of the investors in those Funds. Roy Behren and Michael T. Shannon each serve as Co-Presidents of Westchester and WCP. The principal business address of Westchester and WCP is 100 Summit Drive, Valhalla, NY 10595. The principal business address of Virtus is One Financial Plaza, Hartford, CT 06103. The principal business address of MF is 101 Munson Street, Greenfield, MA 01301-9683.

(8)	The principal business address of CAS Ohio, LLC is P.O. Box 15, Haviland, OH 45851.
(9)	The principal business address of RES Ohio, LLC is P.O. Box 15, Haviland, OH 45851.

DESCRIPTION OF PUBCO SECURITIES

Description of Pubco Securities upon consummation of the Business Combination

The following summary of the material terms of Pubco’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the Proposed Charter in its entirety for a complete description of the rights and preferences of Pubco’s securities following the Business Combination. The Proposed Charter is described in “Proposal 4: The Charter Proposal,” and the full text of the Proposed Charter is attached as Annex D to this proxy statement/prospectus.

Following the Business Combination, pursuant to the Proposed Charter, the authorized capital stock of Pubco will consist of [     ] shares of common stock, $0.0001 par value, and [     ] shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of the capital stock of Pubco after the Business Combination. Because it is only a summary, it may not contain all the information that is important to you.

Common Stock

Upon the Closing, the outstanding One Energy Common Shares and One Energy Preferred Shares that are converted into One Energy Common Shares, and TRTL common stock, each in accordance with the Business Combination Agreement, will be converted into Pubco Common Shares.

It is anticipated that, immediately after the Closing, Pubco will have a total of 51,235,024 Pubco Common Shares issued and outstanding. The foregoing excludes any outstanding Pubco Warrants and assumes that (i) there are no redemptions of any shares by TRTL’s public stockholders in connection with the Business Combination and (ii) no awards are issued under the Incentive Plan. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by One Energy and TRTL’s existing stockholders in Pubco will be different. Upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, Pubco’s executive officers are expected to receive grants of stock options and restricted stock units under the Incentive Plan from time to time as determined by the Compensation Committee.

Holders of record of Pubco Common Shares are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Proposed Charter or Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of Pubco Common Shares that are voted is required to approve any such matter voted on by our stockholders. Our board of directors will serve annual terms with all directors being elected in each year at the general annual meeting of the stockholders of Pubco There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Preferred Stock

The Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the shares of common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

One Energy currently has 63,025 One Energy Preferred Shares outstanding. In connection with the Business Combination, each One Energy Preferred Share will convert into one share of preferred stock of Pubco, par value $0.0001 per share (“Pubco Preferred Share”), which will have substantially similar rights, preferences, and privileges as the One Energy Preferred Share. A summary of those rights, preferences, and privileges follows:

Dividend Rights

One Energy Preferred Shares accrue dividends at the rate per annum of: (i) for periods commencing on the original issue date and ending on or prior to December 31, 2024, nine percent (9%), (ii) for periods commencing on and after January 1, 2025 and ending on or prior to December 31, 2025, ten and five-tenths percent (10.5%), and (iii) for periods commencing on and after January 1, 2026, twelve percent (12%), in each case of the original issue date of such share, plus the amount of previously accrued dividends, compounded quarterly, shall accrue on each share then outstanding (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative. Accruing Dividends shall be payable in cash quarterly in arrears if declared by the One Energy Board and shall accumulate if not paid on such date as follows: (i) for periods commencing on the original issue date and ending on or prior to December 31, 2024, three percent (3%), (ii) for periods commencing on or prior to January 1, 2025 and ending on or prior to December 31, 2025, four and five-tenths percent (4.5%), and (iii) for periods commencing on and after January 1, 2026 and thereafter, six percent (6%), in each case of the original issue date.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of One Energy, the holders of One Energy Preferred Shares then outstanding shall be entitled to be paid out of the assets of One Energy available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the original issue price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared to, but excluding the date fixed for liquidation, (ii) such amount per share as would have been payable had all One Energy Preferred Shares (including any Accruing Dividends) been converted into One Energy Common Shares immediately prior to such liquidation, dissolution, or winding up, or (iii) 1.25 times the applicable original issue price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared to, but excluding the date fixed for liquidation.

Voting Rights

On any matter presented to the One Energy Stockholders for their action or consideration at any meeting of One Energy Stockholders (or by written consent of One Energy Stockholders in lieu of meeting), each holder of outstanding One Energy Preferred Shares shall be entitled to cast the number of votes equal to the number of One Energy Common Shares into which One Energy Preferred Shares held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the provisions of the One Energy Amended and Restated Certificate of Incorporation, holders of One Energy Preferred Shares shall vote together with the holders of One Energy Common Shares as a single class and on an as-converted basis.

Conversion Rights

The holders of One Energy Preferred Shares shall have conversion rights as follows: On and after the earlier to occur of (i) the closing of a DeSPAC, (ii) the consummation of an IPO or (iii) the effectiveness of a direct listing in which the One Energy Common Shares becomes listed on a national securities exchange (such date the “Initial Liquidity Date”), each One Energy Preferred Share shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable One Energy Common Shares) as is determined by dividing the Optional Conversion Original Issue Price (as defined in the One Energy Amended and Restated Certificate of Incorporation) by the Conversion Price (as defined in the One Energy Amended and Restated Certificate of Incorporation) in effect at the time of conversion.

Protective Provisions

Notwithstanding any other provision of the One Energy Amended and Restated Certificate of Incorporation to the contrary, any determination, consent, vote, or approval that One Energy is required to obtain from the Series A Lead Investor (as defined in the One Energy Amended and Restated Certificate of Incorporation) can also be obtained by a Series A Override which shall have same effect as the determination, consent, vote, or approval of the Series A Lead Investor. A “Series A Override” means the affirmative vote of the One Energy Preferred Stockholders holding a majority of the One Energy Preferred Shares then outstanding.

Warrants

Public Shareholders’ Warrants

Each whole warrant entitles the registered holder to purchase one Pubco Common Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination, provided in each case that Pubco has an effective registration statement under the Securities Act covering the Pubco Common Shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or Pubco permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of Pubco Common Shares. This means that only a whole warrant may be exercised at any given time by a warrantholder. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Pubco will not be obligated to deliver any Pubco Common Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Pubco Common Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and Pubco will not be obligated to issue Pubco Common Shares upon exercise of a warrant unless the Pubco Common Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will Pubco be required to net cash settle any warrant.

Pubco has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of the Business Combination, Pubco will use our commercially reasonable efforts to file with the SEC a post-effective amendment to this registration statement or a new registration statement for the registration, under the Securities Act, of the Pubco Common Shares issuable upon exercise of the warrants. Pubco will use commercially reasonable efforts to cause the same to become effective, but in no event later than 60 business days after the closing of the Business Combination, and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Pubco Common Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Pubco may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Pubco so elects, Pubco will not be required to file or maintain in effect a registration statement, but Pubco will be required to use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, Pubco may call the warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

•

if, and only if, the reported last sale price of the Pubco Common Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before Pubco sends the notice of redemption to the warrantholders.

If and when the warrants become redeemable by Pubco, Pubco may exercise its redemption right even if Pubco is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrantholder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Pubco Common Shares may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If Pubco calls the warrants for redemption for cash once the warrants become exercisable as described above, Pubco’s management will have the option to require any holder that wishes to exercise his, her or its warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” Pubco’s management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on Pubco’s stockholders of issuing the maximum number of Pubco Common Shares issuable upon the exercise of the warrants. If Pubco’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants in exchange for a number of Pubco Common Shares equal to the quotient obtained by dividing (x) the product of (A) the number of Pubco Common Shares underlying the warrants and (B) the difference between the exercise price of the warrants and the “fair market value” by (y) such fair market value. If Pubco’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Pubco Common Shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If Pubco calls its warrants for redemption and Pubco’s management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

Commencing 90 days after the warrants become exercisable, Pubco may redeem the outstanding warrants (including both public warrants and private placement warrants) for Pubco Common Shares:

•	in whole and not in part;

•

at a price equal to a number of Pubco Common Shares to be determined by reference to the table below, based on the redemption date and the “fair market value” of the Pubco Common Shares (as defined below) except as otherwise described below;

•	upon a minimum of 30 days’ prior written notice; and

•

if, and only if, the last sale price of the Pubco Common Shares equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrantholders.

The numbers in the table below represent the “redemption prices,” or the number of Pubco Common Shares that a warrantholder will receive upon redemption by us pursuant to this redemption feature, based on the “fair market value” of the Pubco Common Shares on the corresponding redemption date, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

Redemption Date (period to expiration of warrants)	Fair Market Value of Pubco Common Shares
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The “fair market value” of the Pubco Common Shares shall mean the average reported last sale price of the Pubco Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Pubco Common Shares to be issued for each warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-day year. For example, if the average reported last sale price of the Pubco Common Shares for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, Pubco may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.277 Pubco Common Shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average reported last sale price of the Pubco Common Shares for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, Pubco may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.298 Pubco Common Shares for each whole warrant. Finally, as reflected in the table above, Pubco can redeem the warrants for no consideration in the event that the warrants are “out of the money” (i.e. the trading price of the Pubco Common Shares is below the exercise price of the warrants) and about to expire.

Any warrants held by Pubco’s officers or directors will be subject to this redemption for shares feature, except that such officers and directors shall only receive “fair market value” for such warrants so redeemed (“fair market value” for such warrants held by our officers and directors being defined as the last reported sale price of the public warrants on such redemption date).

This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Pubco Common Shares exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the Pubco Common Shares are trading at or above $10.00 per share, which may be at a time when the trading price of our Pubco Common Shares is below the exercise price of the warrants. We have established this redemption feature to provide the warrants with an additional liquidity feature, which provides us with the flexibility to redeem the warrants for Pubco Common Shares, instead of cash, for “fair market value” without the warrants having to reach the $18.00 per share threshold to redeem the warrants for cash. Holders of the warrants will, in effect, receive a number of shares representing fair value for their warrants, based on the “redemption price” as determined pursuant to the above table. We have calculated the “redemption prices” as set forth in the table above to reflect a Black-Scholes option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us not only with an additional mechanism by which to redeem all of the outstanding warrants, in this case, for Pubco Common Shares, and therefore have certainty as to (i) our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and (ii) the amount of cash provided by the exercise of the warrants and available to us, and also provides a ceiling to the theoretical value of the warrants as it locks in the “redemption prices” we would pay to warrantholders if we chose to redeem warrants in this manner. While we will effectively be required to pay fair value to warrantholders if we choose to exercise this redemption right, it will allow us to quickly proceed with a redemption of the warrants for Pubco Common Shares if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the fair value to the warrantholders. In particular, it would allow us to quickly redeem the warrants for Pubco Common Shares, without having to negotiate a redemption price with the warrantholders, which in some situations, may allow us to more quickly and easily close a business combination. In addition, the warrantholders will have the ability to exercise the warrants prior to redemption if they should choose to do so.

As stated above, we can redeem the warrants when the Pubco Common Shares is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrantholders with fair value (in the form of Pubco Common Shares). If we choose to redeem the warrants when the Pubco Common Shares is trading at a price below the exercise price of the warrants, this could result in the warrantholders receiving fewer Pubco Common Shares than they would have received if they had chosen to wait to exercise their warrants for Pubco Common Shares if and when such Pubco Common Shares were trading at a price higher than the exercise price of $11.50. No fractional Pubco Common Shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Pubco Common Shares to be issued to the holder. Any redemption of the warrants for Pubco Common Shares will apply to both the public warrants and the private placement warrants.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Pubco Common Shares outstanding immediately after giving effect to such exercise.

The share prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise period is adjusted pursuant to the following three paragraphs. The adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

If the number of outstanding Pubco Common Shares is increased by a share dividend payable in Pubco Common Shares, or by a sub-division of Pubco Common Shares or other similar event, then, on the effective date of such share dividend, sub-division or similar event, the number of Pubco Common Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Pubco Common Shares. A rights offering to holders of Pubco Common Shares entitling holders to purchase Pubco Common Shares at a price less than the fair market value will be deemed a share dividend of a number of Pubco Common Shares equal to the product of (i) the number of Pubco Common Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Pubco Common Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Pubco Common Shares paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Pubco Common Shares, in determining the price payable for Pubco Common Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Pubco Common Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Pubco Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

If the number of outstanding Pubco Common Shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of Pubco Common Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of Pubco Common Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Pubco Common Shares.

Whenever the number of Pubco Common Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Pubco Common Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Pubco Common Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Pubco Common Shares (other than those described above or that solely affects the par value of such Pubco Common Shares), or in the case of any merger or consolidation of us with or into another entity (other than a consolidation or merger in which we are the continuing entity and that does not result in any reclassification or reorganization of our outstanding Pubco Common Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Pubco Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised his, her or its warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Pubco Common Shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants. The warrant exercise price will not be adjusted for other events.

The warrants will be issued in registered form under a warrant agreement between Continental, as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if we issue additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by the sponsor or such affiliates, as applicable, prior to such issuance), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of Pubco Common Shares or any voting rights until they exercise their warrants and receive Pubco Common Shares. After the issuance of Pubco Common Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Pubco Common Shares to be issued to the warrantholder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrantholders to obtain a favorable judicial forum for disputes with our company.” We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Private Placement Warrants

The private placement warrants (including the Pubco Common Shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions to TRTL’s officers and directors and other persons or entities affiliated with TRTL), and they will not be redeemable by us for cash so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units at TRTL IPO, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold at TRTL IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants in exchange for a number of Pubco Common Shares equal to the quotient obtained by dividing (x) the product of (A) the number of Pubco Common Shares underlying the warrants and (B) the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) such fair market value. The “fair market value” shall mean the average reported last sale price of the Pubco Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by Tortoise and its permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could sell the Pubco Common Shares issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Contingent Stock Rights

In connection with the Business Combination, as a result of the TRTL Merger, all of the existing TRTL Common Shares outstanding immediately prior to the TRTL Merger Effective Time shall automatically convert into one Pubco Common Share and one contingent stock right (“CSR”), except with regard to holders of TRTL Class B Shares that have waived their rights to receive CSRs for their TRTL Class B Shares or TRTL Class A Shares issued upon conversion of their TRTL Class B Shares. Each CSR will entitle the holder thereof to receive a portion of certain Pubco Common Shares (the “CSR Escrow Shares”) otherwise deliverable at the Closing to the founder and Chief Executive of One Energy, Jereme Kent, which shares shall be deposited into an escrow account established for this purpose at the Closing. Holders of CSRs are expected to include holders of Public Shares that have not, as of date the Business Combination is consummated, tendered their shares for redemption, together with holders of TRTL Class B Shares that have not waived their entitlement to receive CSRs at the Closing (the Sponsor is expected to waive entitlement to CSRs). The terms of the CSRs shall be contained in a

CSR Agreement, to be executed prior to the Closing, which shall provide that the CSR Escrow Shares shall be distributed (i) to holders of CSRs in the event that the post-Closing trading price of Pubco Common Shares does not equal or exceed a daily VWAP of $12.00 per share over 20 out of any 30 consecutive trading days during the two-year period after Closing or (ii) if such trading price-based condition is not satisfied during the two-year period after Closing, to Mr. Jereme Kent. The CSRs will be registered but are not expected to be transferrable and, accordingly, will not be traded or quoted on any national securities or other exchange, nor should holders of CSRs expect to be able to sell, transfer or dispose of their CSRs, as there is no market expected to be established for the CSRs, which will not be tradable or exchangeable.

Our Transfer Agent and Warrant Agent

The transfer agent for Pubco Common Shares and warrant agent for the Pubco Warrants will be Continental, One State Street, 30th Floor, New York, New York 10004.

Listing of Securities

It is currently expected that after the Closing, our Pubco Common Shares and Pubco Warrants will be listed on NYSE under the symbols “ONE,” and “ONE WS” respectively.

Description of TRTL Securities Prior to the Domestication and the Business Combination

Overview

We are currently authorized to issue 200,000,000 Class A ordinary shares, $0.0001 par value each, 20,000,000 Class B ordinary shares, $0.0001 par value each, and 1,000,000 undesignated preference shares, $0.0001 par value each. As of the date of this proxy statement/prospectus, 15,519,813 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares are issued and outstanding. No preferred shares are issued or outstanding.

TRTL Units

Each TRTL Unit consists of one whole Class A ordinary share and one-fourth of one warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described in this proxy statement/prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. The Class A Ordinary Shares and warrants began trading separately on September 9, 2021.

Ordinary Shares

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of our Class B ordinary shares will have the right to appoint all of our directors prior to our initial business combination. On any other matter submitted to a vote of our shareholders, holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law or stock exchange rule. Unless specified in our Current Charter, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of our ordinary shares that are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, and pursuant to our Current Charter, such actions include amending our amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the appointment or removal of directors, with the result that the holders of more than 50% of the shares voted for the appointment or removal of directors can appoint all of the directors. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor. Pursuant to the terms of our Current Charter, holders of our Class B ordinary shares have the exclusive right to elect, remove and replace any director prior to the consummation of our initial business combination. In respect of any vote or votes to continue the company in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of the company in such other jurisdiction), which requires the approval of at least two-thirds of the votes of all ordinary shares, holders of our founder shares will have ten votes for every founder share and holders of our Class A ordinary shares will have one vote for every Class A ordinary share. This provision may only be amended if approved by holders of 90% of our ordinary shares entitled to vote thereon.

We will provide our public shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination including interest earned on the funds held in the trust account and not previously released to us fund Regulatory Withdrawals and/or to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses). The amount in the trust account is initially anticipated to be approximately $10.00 per public share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting discounts and commissions we will pay to the underwriters. TRTL and our sponsor, officers and directors will not be entitled to redemption rights with respect to any founder shares or Public Shares held by them in connection with the completion of our business combination. The Anchor Investors will not be entitled to redemption rights with respect to any founder shares held by them in connection with the completion of our business combination. If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, or such higher percentage as may be required by Cayman Islands law, and pursuant to our Current Charter. A quorum for such meeting will consist of the holders present in person or by proxy of shares of TRTL representing a majority of the voting power of all outstanding shares of TRTL entitled to vote at such meeting. However, the participation of our sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this proxy statement/prospectus), if any, could result in the approval of our business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against such business combination. For purposes of seeking approval of the majority of our outstanding ordinary shares voted, abstentions and non-votes will have no effect on the approval of our business combination once a quorum is obtained. These quorum and voting thresholds, and the voting agreements of our Insiders and the anchor investors, may make it more likely that we will consummate our initial business combination.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, our Current Charter provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the ordinary shares sold at the IPO without the prior consent of TRTL Board, which we refer to as the Excess Shares. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete the business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 20% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

Pursuant to our Current Charter, if we are unable to complete our initial business combination within the Combination Period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to fund Regulatory Withdrawals and/or to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Holders of our founder shares will not be entitled to rights to liquidating distributions from the trust account with respect to the founder shares held by them if we fail to complete our business combination within Combination Period. However, if our sponsor, officers or directors or the anchor investors acquire Public Shares, they will be entitled to liquidating distributions from the trust account with respect to such Public Shares if we fail to complete our business combination within the prescribed time period.

In the event of a winding up, liquidation or dissolution of the company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our Public Shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the completion of our initial business combination, subject to the limitations described herein.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preference Shares

Our Current Charter authorizes 1,000,000 preference shares and provide that preference shares may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors is able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. As of December 31, 2023 and 2022, there were no preference shares issued or outstanding.

Redeemable Warrants

Public Shareholders’ Warrants

Each whole warrant entitles the registered holder to purchase one whole Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of our initial business combination, provided in each case that we have an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrantholder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least four units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Once the warrants become exercisable, we may call the warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

•

if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrantholders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrantholder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption for cash once the warrants become exercisable as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants in exchange for a number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of (A) the number of Class A ordinary shares underlying the warrants and (B) the difference between the exercise price of the warrants and the “fair market value” by (y) such fair market value. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, Tortoise and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

Commencing 90 days after the warrants become exercisable, we may redeem the outstanding warrants (including both public warrants and private placement warrants) for Class A ordinary shares:

•	in whole and not in part;

•

at a price equal to a number of Class A ordinary shares to be determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A ordinary shares (as defined below) except as otherwise described below;

•	upon a minimum of 30 days’ prior written notice; and

•

if, and only if, the last sale price of our Class A ordinary shares equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrantholders.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A ordinary shares outstanding immediately after giving effect to such exercise.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of Class A ordinary shares or any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Class A ordinary shares to be issued to the warrantholder.

Private Placement Warrants

The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions to our officers and directors and other persons or entities affiliated with Tortoise), and they will not be redeemable by us for cash so long as they are held by Tortoise or its permitted transferees. Tortoise, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units at the IPO, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than Tortoise or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold at the IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants in exchange for a number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of (A) the number of Class A ordinary shares underlying the warrants and (B) the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) such fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by Tortoise and its permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could sell the Class A ordinary shares issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Dividends

We have not paid any cash dividends on our Ordinary Shares to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of the TRTL Board retain all earnings, if any, for use in our business operations and, accordingly, the TRTL Board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent and Warrant Agent

The transfer agent for our Ordinary Shares and warrant agent for our warrants is Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, New York 10004.

DESCRIPTION OF ONE ENERGY SECURITIES

The following summary of the material terms of One Energy’s securities prior to the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The following summary is qualified in its entirety by the provisions of the Company Charter.

The authorized capital stock of One Energy consists of 702,353 shares of common stock, par value $0.0001 per share (“One Energy Common Shares”), and 78,228 shares of preferred stock, par value $0.0001 per share (“One Energy Preferred Shares”). The following description summarizes the material terms of the capital stock of One Energy. Because it is only a summary, it may not contain all the information that is important to you.

One Energy Common Shares

One Energy currently has a total of 405,887 One Energy Common Shares issued and outstanding, consisting of two classes, shares of Class A common stock (“One Energy Class A Common Shares”) and shares of Class B common stock (“One Energy Class B Common Shares”). There are currently 255,187 One Energy Class A Common Shares and 150,700 One Energy Class B Common Shares issued and outstanding. One Energy Class A Common Shares and One Energy Class B Common Shares generally share the same rights and privileges and rank equally pursuant to the Company Charter except that the Company may not take certain actions further described under “Voting Rights” below without the approval of the holders of least a majority of the then outstanding One Energy Class A Common Shares and the One Energy Class B Common Shares, each voting separately as a class.

Voting Rights

Except as otherwise required by law or as otherwise provided in the Company Charter (or any certificate of designation incorporated into the Company Charter containing the terms of any series of One Energy Preferred Shares , if and as applicable), holders of One Energy Common Shares possess or will possess, as applicable, all voting power for the election of directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders. Subject to certain limited exceptions set forth in the Company Charter, holders of One Energy Common Shares shall at all times vote together as one class on all matters submitted to a vote of the holders of One Energy Common Shares. Unless otherwise specified in the Company Charter or Company Bylaws, or as required by applicable provisions of the DGCL, the affirmative vote of a majority of the total number of One Energy Common Shares that are voted on a matter is required to approve any such matter voted on by stockholders. The Company Charter contains certain protective provisions prohibiting the Company from taking specified corporate actions without the prior approval of the holders of at least a majority of the then outstanding One Energy Class A Common Shares and One Energy Class B Common Shares, respectively, each voting separately as a class. Such actions include: changing the size of the One Energy Board; authorizing or issuing additional One Energy Class B Common Shares; changing the voting power of outstanding classes of common shares; effecting a deemed liquidation event or liquidating or winding up the Company; amending or waiving provisions of the Company Charter or Company Bylaws, including the protective provisions, or authorizing or committing to do any of the foregoing.

Dividend Rights

Subject to the rights of holders of any outstanding One Energy Preferred Shares, holders of One Energy Common Shares are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Liquidation Rights

Subject to the rights of holders of any outstanding One Energy Preferred Shares, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of One Energy, the holders of One Energy Common Shares are entitled to share ratably in all assets and funds available for distribution.

Class B Common Share Conversion Rights

Under the Company Charter, outstanding One Energy Class B Common Shares are convertible into One Energy Class A Common Shares on a one-for-one basis at the option of the holder at any time upon written notice. Additionally, outstanding One Energy Class B Common Shares will also convert automatically into One Energy Class A Common Shares on a one-for-one basis upon the occurrence of certain events set forth in the Company Charter. Such triggering events or actions include the transfer of a One Energy Class B Common Share, unless otherwise approved by the One Energy Board, subject to certain limited exceptions, such as the grant of a proxy to officers or directors of One Energy in connection with an annual or special meeting, the transfer of One Energy Class B Common Shares for estate planning purposes, or a transfer of One Energy Class B Common Shares upon the death or incapacitation of a holder thereof to his or her estate or devisees.

One Energy Preferred Shares

General

The Company Charter provides that One Energy may issue shares of preferred stock from time to time in one or more series. The One Energy Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The One Energy Board may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the One Energy Common Shares and could have anti-takeover effects. The ability of the One Energy Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

One Energy has currently authorized the issuance of only one class of preferred stock, referred to as “One Energy Class A Preferred Shares”, par value $0.0001 per share. There are currently 63,025 One Energy Preferred Shares issued and outstanding. Following is a summary of the rights, preferences, and privileges of One Energy Preferred Shares.

Class A Preferred Shares

A summary of the rights, preferences, and privileges of the One Energy Preferred Shares follows:

Dividend Rights

One Energy Preferred Shares accrue dividends at the rate per annum of: (i) for periods commencing on the original issue date and ending on or prior to December 31, 2024, nine percent (9%); (ii) for periods commencing on and after January 1, 2025 and ending on or prior to December 31, 2025, ten and five-tenths percent (10.5%); and (iii) for periods commencing on and after January 1, 2026, twelve percent (12%), in each case of the original issue price of such share, plus the amount of previously accrued dividends, compounded quarterly on the last day of the calendar quarter (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative.

If declared by the One Energy Board, Accruing Dividends shall be payable in cash quarterly in arrears within two business days after the applicable end-of-quarter meeting of the One Energy Board, which meeting shall take place no later than 45 calendar days after the end of the calendar quarter, as follows: (i) for periods commencing on the original issue date and ending on or prior to December 31, 2024, three percent (3%); (ii) for periods commencing on or prior to January 1, 2025 and ending on or prior to December 31, 2025, four and five-tenths percent (4.5%); and (iii) for periods commencing on and after January 1, 2026 and thereafter, six percent (6%), in each case of the original issue price. The remainder of the Accruing Dividends not paid in cash shall be payment-in-kind quarterly in arrears and accumulate if not paid on such date, which remainder shall be treated as “accrued but unpaid” dividends. As of the date hereof, the One Energy Board has declared three percent (3%) cash dividends quarterly, as contemplated by the Company Charter, which cash dividends have been paid quarterly. The anticipated treatment of accrued but unpaid dividends through the Closing Date in connection with the Closing, is set forth in the “Unaudited Pro Forma Financial Information” section of this proxy statement/prospectus.

One Energy shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of One Energy unless the holders of the outstanding One Energy Preferred Shares shall first receive, or simultaneously receive, a dividend on each outstanding share in an amount equal to the amount of the aggregate accruing dividends then accrued on such share and previously paid. Holders will be entitled to participate, on a pro rata as converted basis, on any dividends payable in cash, securities or other property on any common stock. Further, One Energy shall not have the power to effect an initial public offering or an initial business combination with a special purpose acquisition company (a “de-SPAC”), including the Business Combination, without the consent of the requisite holders of the One Energy Preferred Shares, voting as a separate class, unless the terms of the final offering document or business combination agreement, as the case may be, provide that the Accruing Dividends shall survive such offering or transaction or, in the event of a de-SPAC transaction, that the governing documents of the post-closing company provide for equivalent dividend rights for the holders of One Energy Preferred Shares in the event One Energy is not the post-closing company. As further described in the section of this proxy statement/prospectus entitled “Description of Pubco Securities,” pursuant to the terms of the Business Combination Agreement, at the Closing, any One Energy Preferred Shares outstanding as of immediately prior to the Company Merger Effective Time, will, as a result of the Company Merger be cancelled in exchange for the right to receive one Pubco Preferred Share, which shares of will have substantially similar rights, preferences, and privileges as the One Energy Preferred Shares; provided, however, that the number of Pubco Common Shares into which each Pubco Preferred Share will be convertible, in accordance with the terms set forth in the Proposed Charter, will be determined after applying the Conversion Ratio determined as of the Closing Date in accordance with the Business Combination Agreement.

For the purpose of preparing the information contained in the “Unaudited Pro Forma Financial Information” section of this proxy statement/prospectus, as well as illustrative pro forma ownership information appearing elsewhere in this proxy statement/prospectus, it has been assumed that, depending on the applicable “scenario” (as determined by whether or not One Energy Preferred Shares remain outstanding, or are automatically converted into One Energy Common Shares, as of immediately prior to the Company Merger Effective Time), at Closing, each One Energy Preferred Share will be exchanged for the right to receive one Pubco Preferred Share or that the One Energy Preferred Share will remain outstanding as a Preferred Share with similar rights in the surviving One Power. The final allocation of Pubco securities deliverable at the Closing to former One Energy Securityholders is subject to the contents of the Allocation Schedule deliverable by One Energy to TRTL prior and as a condition to the Closing under the Business Combination.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of One Energy, the holders of One Energy Preferred Shares then outstanding shall be entitled to be paid out of the assets of One Energy available for distribution to its stockholders, and in the event of a “deemed liquidation event”, as defined in the Company Charter, the holders of One Energy Preferred Shares then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, before any payment shall be made to the holders of One Energy Common Shares by reason of their ownership thereof, an amount per share equal to the greater of (i) the original issue price, plus any Accruing

Dividends accrued but unpaid thereon, whether or not declared to, but excluding the date fixed for liquidation; (ii) such amount per share as would have been payable had all One Energy Preferred Shares (including any Accruing Dividends) been converted into One Energy Common Shares immediately prior to such liquidation, dissolution, or winding up, or deemed liquidation event; or (iii) 1.25 times the applicable original issue price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared to, but excluding the date fixed for liquidation. If upon such liquidation, dissolution or winding up of One Energy or deemed liquidation event, the assets of One Energy available for distribution to its stockholders shall be insufficient to pay the holders of One Energy Preferred Shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

If the former One Energy Stockholders, as a group, hold a majority-in-interest of the voting power of the capital stock of Pubco issued and outstanding immediately after the proposed Business Combination is consummated, the Business Combination will not be a “deemed liquidation event” under the terms of the Company Charter. However, if they do not, as a group, control the voting power over Pubco immediately after the Closing, the proposed Business Combination may be considered a “deemed liquidation event” under the terms of the Company Charter, which would, absent the adoption of an amendment to the Company Charter approved by Company Stockholders and adopted prior to the closing of the Company Merger, require One Energy to distribute consideration otherwise deliverable to One Energy Stockholders in accordance with the aforementioned Company Charter provisions, rather than the terms of the Business Combination Agreement; were this to occur, it is possible that the Business Combination would not close or that its terms would need to be renegotiated with TRTL and any other relevant parties to facilitate closing the transaction.

Voting Rights

On any matter presented to the One Energy Stockholders for their action or consideration at any meeting of One Energy Stockholders (or by written consent of One Energy Stockholders in lieu of meeting), each holder of outstanding One Energy Preferred Shares shall be entitled to cast the number of votes equal to the number of whole One Energy Common Shares into which the One Energy Preferred Shares held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the provisions of the Company Charter, holders of One Energy Preferred Shares shall vote together with the holders of One Energy Common Shares as a single class and on an as-converted-to-common-stock basis (including any accrued but unissued dividend shares).

Conversion Rights

The holders of One Energy Preferred Shares shall have conversion rights (or equivalent rights in any surviving entity if One Energy does not survive a merger or consolidation transaction) as follows:

Optional Conversion Rights: Each One Energy Preferred Share shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holders, into such number of fully paid and non-assessable One Energy Common Shares as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. The conversion price applicable to One Energy Preferred Shares shall initially be equal to the original issue price, subject to adjustment, provided, however, that on and after the earlier to occur of (i) the closing of a de-SPAC transaction, including the Business Combination, (ii) the consummation of an IPO or (iii) the effectiveness of a direct listing in which the One Energy Common Shares become listed on a national securities exchange (such date the “Initial Liquidity Date”), each One Energy Preferred Share shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable One Energy Common Shares) as is determined by dividing the Optional Conversion Original Issue Price (as defined in the Company Charter) by the Conversion Price (as defined in the

Company Charter) then applicable to One Energy Preferred Shares, which shall be equal to (a) following the Initial Liquidity Date but prior to 30 trading days after the Initial Liquidity Date, the product of (i) the average trading price to date times (ii) .80, (b) beginning 30 trading days after the Initial Liquidity Date and ending on the one year anniversary of the Initial Liquidity Date, the product of (i) the Optional Conversion Twenty-Day VWAP times (ii) 0.8, (c) on and after the one year anniversary of the Initial Liquidity Date and prior to the second year anniversary of the Initial Liquidity Date, the product of (i) the optional conversion twenty-day VWAP times (ii) 0.85, and (d) on and after the two year anniversary of the Initial Liquidity Date, the product of (i) the optional conversion twenty-day VWAP times (ii) 0.9, in each case subject to adjustment as provided in the Company Charter. Further, One Energy shall not have the power to effect an initial public offering or a de-SPAC transaction, including the Business Combination, without the consent of the requisite holders of the One Energy Preferred Shares, unless the terms of the final offering document or business combination agreement, as the case may be, provide that the optional conversion rights shall survive such offering or transaction or, in the event of a de-SPAC transaction, that the governing documents of the post-closing company provide for equivalent optional conversion rights for the holders of One Energy Preferred Shares in the event One Energy is not the post-closing company. No fractional One Energy Common Shares shall be issued upon conversion of the One Energy Preferred Shares. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of One Energy Common Shares to be issued upon conversion of the One Energy Class A Preferred Shares (or surviving entity preferred stock) shall be rounded to the nearest whole share.

Mandatory Conversion Rights: Upon the earliest of (i) the date and time or the occurrence of an event, specified by vote or written consent of the Requisite Holders of One Energy Preferred Shares; (ii) the closing of the sale of One Energy Common Shares to the public in an initial public offering that results in at least $150.0 million in gross cash proceeds to One Energy; or (iii) the consummation of a de-SPAC transaction that results in at least $150.0 million in gross cash proceeds to One Energy or the post-closing company, pursuant to the terms and procedures provided for in the Company Charter, each One Energy Preferred Share shall convert into a number of listed One Energy Common Shares, or the post-closing company’s listed common stock, as the case may be, such that the aggregate market value of such shares of common stock to be received upon conversion shall be not less than (x) 1.33 times the aggregate original issue price of the One Energy Preferred Shares to be converted plus (y) any Accruing Dividends accrued but unpaid on such shares. For the purposes of the foregoing, a “Requisite Holder” shall mean a holder that, together with its affiliates, owns at least 11,075 One Energy Preferred Shares, as adjusted.

Adjustments to Conversion Price for Diluting Issues: In the event One Energy issues additional One Energy Common Shares, without consideration or for a consideration per share less than the conversion price in effect immediately prior to such issuance or deemed issuance, then the conversion price applicable to the conversion of One Energy Preferred Shares One Energy Common Shares discussed above under “Optional Conversion Rights” to shall be reduced, concurrently with such issue, to a price determined in accordance with the formula provided in the Company Charter.

If One Energy at any time or from time to time after the original issue date shall issue any options or convertible securities (excluding options or convertible securities which are themselves exempted securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such options or convertible securities, then the maximum number of One Energy Common Shares issuable upon the exercise of such options shall be deemed to be additional One Energy Common Shares issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date. Subsequent adjustments to the terms of such options or convertible securities or subsequent events may result in an adjustment to the conversion price if such subsequent adjustments or events would have resulted in an adjustment to the conversion price if in effect or present at the time of the issuance of such options or convertible securities. If the number of One Energy Common Shares issuable upon the exercise, conversion and/or exchange of any option or convertible security, or the consideration payable to One Energy upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such option or convertible security is issued or amended, any adjustment to the conversion price that would result at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the conversion price that such issuance or amendment took place at the time such calculation can first be made.

The conversion price is also subject to customary adjustment provisions in the event of stock splits or combinations, certain dividends and distributions, and a merger, reorganization or like corporate event.

No adjustment in the conversion price shall be made as the result of the issuance or deemed issuance of additional shares of common stock if One Energy receives written notice from the requisite holders of the One Energy Preferred Shares agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such additional One Energy Common Shares.

Optional Redemption Rights

At any time after January 1, 2025, One Energy has the option to redeem all, but not less than all, of the then-outstanding One Energy Preferred Shares at an aggregate price equal to (i) 1.25 times the aggregate original issue price for all One Energy Preferred Shares plus (ii) aggregate Accruing Dividends accrued but unpaid on all such One Energy Preferred Shares, whether or not declared, together with any other dividends declared but unpaid thereon up to, but excluding, the Redemption Date (as defined below), in one lump sum, upon not more than thirty days’ advance written notice to the requisite holders. At the time One Energy elects to redeem the One Energy Preferred Shares, each holder of One Energy Preferred Shares may, instead of the redemption, elect, by providing written notice to One Energy, to convert each One Energy Preferred Share held into a number of One Energy Common Shares equal to (x) divided by (y), where (x) equals (A) 1.25 times the original issue price plus (B) Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, and (y) is the fair market value of one One Energy Common Share, as determined in accordance with Company Charter. The date on which payment of the redemption price is made shall be referred to as a “Redemption Date.”

Any One Energy Preferred Shares that are redeemed or otherwise acquired by One Energy or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold, or transferred. Neither One Energy nor any of its subsidiaries may exercise any voting or other rights granted to the holders of One Energy Preferred Shares following redemption of such shares.

Protective Provisions

The Company Charter provides that certain actions cannot be undertaken without the approval of the Series A Lead Investor (defined in the Company Charter as the TEAF Fund). These actions include: the liquidation, dissolution, or winding-up, merger or consolidation, or any other deemed liquidation event of One Energy; the amendment, alteration, or repeal of any provision of the Company Charter or the Company Bylaws; the creation, authorization of the creation, issuance, or obligation of the issuance of any capital stock that ranks equal to or senior to the One Energy Series A Preferred Shares, or the reclassification of any capital stock to effect the same; the increase of the authorized number of One Energy Series A Preferred Shares or any capital stock that ranks equal to or senior to the One Energy Series A Preferred Shares; the purchase or redemption, payment of dividends or distributions on, or declaration of dividends or distributions on any capital stock, subject to certain exceptions; the marketing or sale of certain digital coin or assets; the creation, amendment, or alteration of any equity compensation plan if such action would dilute the existing One Energy stockholders by 5% or more; the investment in subsidiaries that are not wholly-owned or controlled by One Energy, subject to certain exceptions; or the creation, authorization, issuance, of any debt security, lien, security interest, or other indebtedness, subject to certain exceptions.

Notwithstanding any other provision of the Company Charter to the contrary, any determination, consent, vote, or approval that One Energy is required to obtain from the Series A Lead Investor can also be obtained by a

“Series A Override” vote, as described below, which shall have same effect as the determination, consent, vote, or approval of the Series A Lead Investor. A “Series A Override” means the affirmative vote of the holders of One Energy Preferred Shares holding a majority of the One Energy Preferred Shares then outstanding. A Series A Override must follow the procedures for such an action outlined in the Company Charter. One Energy shall not, without the prior unanimous written consent of the requisite holders, undertake any action, including any stock split, reverse stock split, combination, or similar recapitalization, that would have an adverse effect on holders of One Energy Preferred Shares or that would have an adverse effect on such holders’ conversion of their shares of preferred stock to One Energy Common Shares.

One Energy Warrants

In connection with certain private financings, One Energy has issued warrants to purchase 4,350 One Energy Class A Common Shares at a purchase price of $0.01. Pursuant to the Business Combination Agreement, One Energy shall cause the holders of such warrants to exchange such warrants for One Energy Class A Common Shares pursuant to the terms of such warrants. These warrants would otherwise expire at the earlier of ten years from issuance or upon the occurrence of (i) an initial public offering, (ii) a sale of substantially all assets of One Energy, or (iii) a change of control, as defined in the warrant agreement governing such warrants.

One Energy Options

One Energy has issued stock options to purchase One Energy Class A Common Shares to certain of its officers, directors, and employees in connection with its equity incentive plan (the “Company Options”). Pursuant to the Business Combination Agreement, whether vested or unvested, all Company Options issued and outstanding as of immediately prior to the effective time of the Company Merger will be assumed by Pubco and, in the case of unvested Company Options, accelerate in full and become options to purchase Pubco Common Shares, subject to adjustments to the number and exercise prices thereof in accordance with the terms of the Business Combination Agreement and as set forth in the Allocation Schedule.

Information Rights

The Series A Lead Investor, the TEAF Fund, has the right to appoint a single board observer so long as the Series A Preferred Stock is outstanding. In addition, an affiliate of Marathon Petroleum Corporation, (NYSE: MPC), participated in the Series A Preferred Stock round and was separately granted the right to appoint a single board observer so long as certain ongoing conditions are met.

COMPARISON OF THE RIGHTS OF HOLDERS OF ORDINARY SHARES AND

COMMON STOCK

Certain Differences in Corporate Law

Companies incorporated in the Cayman Islands are governed by the Cayman Islands Companies Act. The Cayman Islands Companies Act differs from laws applicable to U.S. corporations and their shareholders. A description of the differences between the laws of the Cayman Islands and Delaware law are set forth in the section entitled “Proposal 2: The Domestication Proposal - Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”

Memorandum and Articles of Association

TRTL’s Current Charter contains provisions designed to provide certain rights and protections to its shareholders prior to the completion of a Business Combination. The following are the material rights and protections contained in the Current Charter:

•	the right of Public Shareholders to exercise redemption rights and redeem or have repurchased their shares in lieu of participating in a proposed business combination;

•

a prohibition against completing a business combination unless TRTL has net tangible assets of at least $5,000,001 upon completion of such business combination, which will be removed if the NTA Proposal is approved at the Special Meeting;

•

a prohibition, prior to a business combination, against TRTL issuing any Ordinary Shares or any other securities which (i) participate in or are otherwise entitled in any manner to any of the proceeds in the Trust Account or (ii) vote as a class with the Public Shares on a business combination;

•

a requirement that TRTL’s management take all actions necessary to liquidate the Trust Account in the event TRTL does not complete a business combination by October 22, 2024 (unless such date is further extended by the TRTL shareholders); and

•	a limitation on shareholders’ rights to receive a portion of the Trust Account.

Cayman Islands law permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of a special resolution, in the case of TRTL being the approval of the holders of a majority of at least two-thirds of the Ordinary Shares as of the applicable record date that are present (in person or by proxy) and vote at a general meeting. A company’s memorandum and articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provides otherwise. Accordingly, although TRTL could amend any of the provisions relating to its structure and business plan which are contained in its Current Charter, TRTL views all of these provisions as binding obligations to its shareholders and neither TRTL, nor its officers or directors, will take any action to amend or waive any of these provisions prior to the completion of an initial business combination.

Transfer Agent and Registrar

The transfer agent will be Continental Stock Transfer & Trust Company.

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

APPRAISAL RIGHTS

Public Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

HOUSEHOLDING INFORMATION

Unless TRTL has received contrary instructions, TRTL may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if TRTL believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce TRTL’s expenses. However, if stockholders prefer to receive multiple sets of TRTL’s disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of TRTL’s disclosure documents, the stockholders should follow these instructions:

If the Ordinary Shares are registered in the name of the shareholder, the shareholder should contact TRTL’s offices at TortoiseEcofin Acquisition Corp. III,195 US HWY 50, Suite 309, ZEPHYR COVE, NV 89448. If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for TRTL’s securities is the Continental Stock Transfer & Trust Company

SUBMISSION OF PROPOSALS

The TRTL Board is aware of no other matter that may be brought before the Special Meeting.

FUTURE PROPOSALS

For any proposal to be considered for inclusion in Pubco’s proxy statement and form of proxy for submission to the stockholders at Pubco’s 2025 annual meeting of stockholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Bylaws.

In addition, if the Business Combination is consummated, the Proposed Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to the Company at 12385 Township Road 215, Findlay, OH 45840, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The Company’s Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

WHERE YOU CAN FIND MORE INFORMATION

TRTL files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on TRTL at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

TRTL has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to TRTL has been supplied by TRTL, and all such information relating to One Energy has been supplied by One Energy. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact TRTL via phone or in writing (at least five (5) business days prior to the Special Meeting):

Vincent T. Cubbage

Chief Executive Officer

TortoiseEcofin Acquisition Corp. III

195 US HWY 50, Suite 309, ZEPHYR COVE, NV 89448

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, New York, New York, has passed upon the validity of the securities offered in this proxy statement/prospectus.

EXPERTS

The financial statements of One Energy Enterprises Inc. as of December 31, 2023 and 2022, and for the two years in the period ended December 31, 2023, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of TortoiseEcofin Acquisition Corp. III as of December 31, 2023 and 2022, and for the years ended December 31, 2023 and December 31, 2022, appearing in this prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which contains explanatory paragraphs relating to substantial doubt about the ability of TortoiseEcofin Acquisition Corp. III to continue as a going concern), appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

TORTOISEECOFIN ACQUISITION CORP. III

ONE ENERGY ENTERPRISES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and
the
Board of Directors of
TortoiseEcofin Acquisition Corp. III
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of TortoiseEcofin Acquisition Corp. III (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that
the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by April 22, 2024 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2021.
New York, New York
April 1, 2024
PCAOB Number 100

TORTOISEECOFIN ACQUISITION CORP. III
CONSOLIDATED BALANCE SHEETS

	December 31,
	2023	2022
Assets
Current assets:
Cash	$469,134	$78,997
Prepaid expenses	28,437	421,809

Total current assets	497,571	500,806
Cash held in Trust Account	183,277,939	—
Investments held in Trust Account	—	349,991,153

Total Assets	$183,775,510	$350,491,959

Liabilities, Class A Ordinary Shares Subject to P os sible Redemption and Shareholders’ Deficit
Current liabilities:
Accounts payable	$652,547	$30,076
Accrued expenses	866,384	120,960

Total current liabilities	1,518,931	151,036
Promissory note – related party	335,000	—
Convertible promissory note	380,000	—
Loan and transfer agreement, net of debt discount	850,319	—
Due to related party	133,333	—
Deferred legal fees	173,667	173,667
Deferred underwriting commissions	7,245,000	12,075,000
Derivative warrant liabilities	1,383,136	3,111,667

Total Liabilities	12,019,386	15,511,370
Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 17,264,702 and 34,500,000 shares issued and outstanding at approximately $10.61 and $10.14 at December 31, 2023 and 2022, respectively	183,177,939	349,891,153
Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding at December 31, 2023 and 2022	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; no non-redeemable shares issued or outstanding at December 31, 2023 and 2022	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding at December 31, 2023 and 2022	863	863
Additional paid-in capital	173,461	—
Accumulated deficit	(11,596,139)	(14,911,427)

Total shareholders’ deficit	(11,421,815)	(14,910,564)

Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$183,775,510	$350,491,959

The accompanying notes are an integral part of these consolidated financial statements.

TORTOISEECOFIN ACQUISITION CORP. III
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2023	2022
General and administrative expenses	$2,839,492	$1,697,963
Administrative expenses – related party	120,000	120,000

Loss from operations	(2,959,492)	(1,817,963)
Other income:
Change in fair value of derivative warrant liabilities	1,728,531	11,046,416
Other income attributable to derecognition of deferred underwriting fee allocated to warrants	205,275	—
Interest expense – debt discount	(24,780)	—
Interest income from cash held in Trust Account	13,898,712	—
Interest income from investments held in Trust Account	—	4,991,153

Total other income	15,807,738	16,037,569
Net income	$12,848,246	$14,219,606

Weighted average number of Class A ordinary shares—basic and diluted	30,958,500	34,500,000

Basic and diluted net income per share, Class A ordinary shares	$0.32	$0.33

Weighted average number of Class B ordinary shares—basic and diluted	8,625,000	8,625,000

Basic and diluted net income per share, Class B ordinary shares	$0.32	$0.33

The accompanying notes are an integral part of these consolidated financial statements.

TORTOISEECOFIN ACQUISITION CORP. III
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - December 31, 2021	—	$—	8,625,000	$863	$—	$(24,239,996)	$(24,239,133)
Forfeiture of Class B ordinary shares	—	—	(40,000)	(4)	4	—	—
Issuance of Class B ordinary shares	—	—	40,000	4	112	—	116
Increase in redemption value of Class A ordinary shares subject to possible redemption	—	—	—	—	(116)	(4,891,037)	(4,891,153)
Net income	—	—	—	—	—	14,219,606	14,219,606

Balance - December 31, 2022	—	—	8,625,000	863	—	(14,911,427)	(14,910,564)
Increase in redemption value of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(9,532,958)	(9,532,958)
Fair value of transferred Class B ordinary shares	—	—	—	—	173,461	—	173,461
Net income	—	—	—	—	—	12,848,246	12,848,246

Balance - December 31, 2023	—	$—	8,625,000	$863	$173,461	$(11,596,139)	$(11,421,815)

The accompanying notes are an integral part of these consolidated financial statements.

TORTOISEECOFIN ACQUISITION CORP. III
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net income	$12,848,246	$14,219,606
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	(1,728,531)	(11,046,416)
Other income attributable to derecognition of deferred underwriting fee allocated to offering costs	(205,275)	—
Interest expense – debt discount	24,780	—
Interest income from cash and investments held in Trust Account	(13,898,712)	(4,991,153)
Changes in operating assets and liabilities:
Prepaid expenses	393,372	757,720
Due to related party	133,333	—
Accounts payable	622,471	(63,663)
Accrued expenses	745,424	4,253
Deferred legal fees	—	23,667

Net cash used in operating activities	(1,064,892)	(1,095,986)

Cash Flows from Investing Activities:
Extension payment deposit in Trust	(258,971)	—
Cash withdrawn for redemptions of Class A ordinary shares subject to possible redemption	180,870,897	—

Net cash provided by investing activities	180,611,926	—

Cash Flows from Financing Activities:
Issuance of Class B ordinary shares	—	116
Proceeds from promissory note- related party	335,000	—
Proceeds from convertible note payable to related parties	380,000	—
Proceeds from loan and transfer agreement	999,000	—
Redemption of ordinary shares	(180,870,897)	—

Net cash (used in) provided by financing activities	(179,156,897)	116

Net change in cash	390,137	(1,095,870)
Cash – beginning of the period	78,997	1,174,867

Cash – end of the period	$469,134	$78,997

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION
TortoiseEcofin Acquisition Corp. III (the “Company”) was incorporated as a Cayman Islands exempted company on February 3, 2021. The Company was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
The Company has one wholly-owned subsidiary, TRTL III Merger Sub Inc., a Delaware corporation (“Merger Sub”), which was formed for the sole purpose of the consummation of a potential business combination (the “Transactions”) between the Company and One Energy Enterprises Inc., a Delaware corporation (“One Energy”) (see Note 5).
All activity for the period from February 3, 2021 (inception) through December 31, 2023 relates to the Company’s formation and its initial public offering (the “Initial Public Offering”), which is described below, and, subsequent to the Initial Public Offering, the search for a prospective acquisition for an initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company may generate non-operating
income in the form of interest income on cash and investments held in trust from the proceeds of its Initial Public Offering. The Company’s fiscal year end is December 31.
The Company’s sponsor is TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), which is owned primarily by Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company (“HCGP”), and the Company’s management (directly or indirectly, including through family trusts). The registration statement for the Company’s Initial Public Offering was declared effective on July 19, 2021. On July 22, 2021, the Company consummated its Initial Public Offering of 30,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring offering costs of approximately $28.3 million, of which $10.5 million was for deferred underwriting commissions (see Note 5) and $11.1 million was the excess of fair value over price paid for Founder Shares sold to certain qualified institutional buyers or institutional accredited investors (the “Anchor Investors”). On July 23, 2021, the underwriters exercised their over-allotment option in full and on July 27, 2021, they purchased 4,500,000 additional Units, generating gross proceeds of $45.0 million (the “Over-Allotment”), and incurring offering costs of approximately $2.5 million, of which approximately $1.6 million was for deferred underwriting commissions. Approximately $1.3 million of the offering costs were allocated to derivative warrant liabilities. The Anchor Investors purchased 32,400,000 Units in the Initial Public Offering and the Over-
Allotment
. None of the Anchor Investors are affiliated with any member of the Company’s management.
Simultaneously with the closing of the Initial Public Offering, the Company completed the sale of 6,333,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) in a private placement (the “Private Placement”), at a price of $1.50 per Private Placement Warrant, to TortoiseEcofin Borrower LLC, a Delaware limited liability company (“TortoiseEcofin Borrower”), generating proceeds of $9.5 million (see Note 4). Concurrently with the consummation of the Over-Allotment on July 27, 2021, TortoiseEcofin Borrower purchased 600,000 additional Private Placement Warrants, generating proceeds of $900,000 (the “Second Private Placement”). Pursuant to that certain securities purchase agreement, dated as of July 19, 2023, HCGP acquired from TortoiseEcofin Borrower all of its limited liability company interests in the Sponsor, as well as 5,893,333 Private Placement Warrants held by TortoiseEcofin Borrower.
Upon the closing of the Initial Public Offering and the Private Placement on July 22, 2021, and the Over-Allotment and the Second Private Placement on July 27, 2021, the net proceeds thereof consisting of $345.0 million ($10.00 per Unit) were placed in a trust account (the “Trust Account”), located in the United

States with Continental Stock Transfer & Trust Company acting as trustee, and may be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule
2a-7
of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company’s management (“management”) has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, the Over-Allotment and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least
80
% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination, and a majority of the independent directors must approve such initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires
50
% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide the holders (the “Public Shareholders”) of Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially at $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes). The per-share
amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares are classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company adopted in connection with the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) and HCGP agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering, and the Anchor Investors agreed to vote any Founder Shares held by them, in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company adopted an insider trading policy which requires insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public
information and (ii) clear all trades with the Company’s legal counsel prior to execution. In addition, HCGP and the initial shareholders agreed that they will not be entitled to redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

At the time of the Initial Public Offering, the Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem
100
% of the Company’s Public Shares if the Company does not complete its Business Combination within 24 months from the closing of the Initial Public Offering, or July 22, 2023, or 27 months from the closing of the Initial Public Offering, or October 22, 2023, if the Company executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of the Initial Public Offering but has not completed the initial Business Combination within such
24-month
period or with respect to any other provision relating to the rights of Public Shareholders, unless the Company will provide the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment. On July 20, 2023, the Company issued a press release announcing that it had executed a new non-binding
letter of intent for a proposed business combination with an industrial renewable power solutions company (the “Letter of Intent”). As a result of the signed Letter of Intent, pursuant to the provisions of the Company’s Amended and Restated Memorandum and Articles of Association, the date by which the Company must consummate its Business Combination was automatically extended from July 22, 2023 to October 22, 2023.
On October 19, 2023, the Company held an extraordinary general meeting in lieu of an annual general meeting of shareholders (the “Extension Meeting”) and filed an amendment to the Amended and Restated Memor andum and
Articles of Association to extend the date by which the Company has to consummate an initial Business Combination from October 22, 2023 on a monthly basis up to six times until April 22, 2024 (or such earlier date as determined by the board of directors of the Company (the “Board”)). The Sponsor agreed to deposit $258,970.53 per month into the Trust Account, for each calendar month (commencing on October 23, 2023 and on the 23 rd
day of each subsequent month) until April 22, 2024, or portion thereof, that is needed to complete an initial Business
Combination.
At the Extension Meeting, shareholders holding 17,235,298 of the Company’s Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $180.9 million (approximately $10.49 per share) was removed from the Trust Account to pay such holders.
On October 20, 2023, the Company issued a promissory note (the “Extension Note”) in the aggregate principal amount of up to $1,553,823.18 (“Extension Funds”) to the Sponsor, pursuant to which the Extension Funds will be deposited into the Company’s Trust Account for the benefit of each outstanding Public Share that was not redeemed in connection with the Extension Meeting. The Extension Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial Business Combination, and (b) the date of the liquidation of the Company.
The Company will deposit $258,970.53 per month into the Trust Account, which equates to $0.015 per remaining Public Share, for each calendar month (commencing on October 23, 2023 and on the 23rd day of each subsequent month) until April 22, 2024, or portion thereof, that is needed to complete an initial Business Combination, for up to an aggregate of $1,553,823.18. On December 15, 2023 and February 21, 2024, the Company deposited $258,970.53, on each date, into the Trust Account, respectively.

The Anchor Investors are not entitled to (i) redemption rights with respect to any Founder Shares held by them in connection with the completion of a Business Combination, (ii) redemption rights with respect to any Founder Shares held by them in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association in a manner that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company has not consummated a Business Combination within the Combination Period or (iii) rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if the Company fails to complete a Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete a Business Combination within the Combination Period).
If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to

$
100,000
of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
HCGP and the initial shareholders agreed to waive their liquidation rights with respect to the Founder Shares held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. Three of the four underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account with respect to the Company’s Letter of Intent for the Transactions with One Energy, and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).
Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On July 16, 2023, each of Juan J. Daboub, Mary Beth Mandanas and Greg A. Walker resigned from the Board and all committees thereof. None of Mr. Daboub’s, Ms. Mandanas’ or Mr. Walker’s resignation was a result of any disagreement with the Company or the Board on any matters related to the Company’s operation, policies or practices.
In connection with each of Mr. Daboub’s, Ms. Mandanas’ and Mr. Walker’s resignation and in accordance with the terms of the arrangement to which each of them agreed at the time of their respective appointment to the Board, each of Mr. Daboub, Ms. Mandanas and Mr. Walker forfeited to the Company all of the Class B ordinary shares, par value $0.0001 per share, which were previously issued to them in connection with their appointment to the Board.
On July 19, 2023, the Board appointed Thomas D. Hennessy as a director of the Company, effective immediately. Mr. Hennessy replaced Stephen Pang, who resigned as a director of the Company on the same day. Mr. Pang’s resignation was not the result of any disagreement with the Company or the Board. Mr. Pang continues in his positions as President and Chief Financial Officer of the Company.
In addition, Steven Schnitzer resigned as the Vice President, General Counsel and Secretary of the Company on the same day. Mr. Schnitzer’s resignation was not the result of any disagreement with the Company or the Board.

On July 17, 2023, three of the four underwriters for the Company’s Initial Public Offering, consisting of Barclays Capital Inc., Goldman Sachs & Co. LLC and Academy Securities, Inc., agreed to waive all rights to their respective portion of the underwriting commissions (or approximately $
9.96
 million of the total $
12.075
 million of the underwriting commissions) with respect to the Transactions with One Energy. As of December 31, 2023, one of the underwriters had further agreed to waive all rights to their respective portion of the underwriting commissions (approximately $
4.83
million) with respect to the Transactions with One Energy or to any future Business Combination.
Pursuant to that certain securities purchase agreement, dated as of July 19, 2023, HCGP acquired from TortoiseEcofin Borrower all of its limited liability company interests in the Sponsor, as well as 5,893,333 Private
Placement
Warrants held by TortoiseEcofin Borrower. In connection with the transaction, HCGP assumed Tortoise Capital Advisors, L.L.C.’s (“Tortoise Capital Advisors”) rights and obligations under the Administrative Support Agreement (see Note 4).
On July 31, 2023, the Board appointed Jack Leeney, Andrew Lipsher and Matthew Schindel as directors of the Company, effective immediately. Each of the directors serves on the audit, compensation and nominating and corporate governance committees of the Board with Mr. Leeney serving as chair of the compensation committee, Mr. Lipsher serving as chair of the nominating and corporate governance committee, and Mr. Schindel serving as chair of the audit committee. As compensation for their services, each of the directors received 20,000 Class B ordinary shares of the Company and will also be entitled to cash compensation of $25,000 per quarter.
On December 10, 2023, the Company entered into Loan and Transfer Agreements with the Sponsor, One Energy Enterprises Inc. (“One Energy”) and other parties (the “Lenders”), pursuant to which the Lenders agreed to loan an aggregate of $
1.0

million to the Sponsor (the “Loan”) and the Sponsor intends to loan such amount to the Company (the “SPAC Loan”). Neither the Loan nor the SPAC Loan will accrue any interest. As of December 31, 2023, $999,000 had been drawn and outstanding under the Loan and Transfer Agreements.
The Sponsor and the Company are jointly responsible for the payment of the principal amount of the Loan within five business days of the completion of the Transactions with One Energy. In addition, within five business days of the completion of the Business Combination, One Energy will pay the Lenders an additional one-time
cash payment in the aggregate amount of $499,500. In addition, in the event the Transactions with One Energy is completed and a mandatory trigger of One Energy’s Series A preferred stock occurs, each Lender will have a one-time
option to cause the combined publicly-listed company to repurchase up to 360,000 shares of Class A common stock, on an as-converted
basis, owned by such Lender as a result of private purchases of One Energy’ shares prior to the closing of the Transactions at $10.00 per share, which option is exercisable within the first thirty trading days following the completion of the Transactions with One Energy.

If the Transactions with One Energy are not completed, One Energy will issue to each Lender the number of shares of its common stock equal to the principal amount of its Loan at a price that values One Energy at its most recent private company equity valuation. If One Energy’s shares of common stock are not listed on a national securities exchange by December 31, 2026, each Lender will also have a one-time
option to cause One Energy to redeem all of their owned shares resulting from the agreement for an amount equal to the product of (x) 1.05 and (y) each Lender’s pro rata amount of the Loan.
As additional consideration for the Lenders making the Loan available to the Sponsor, the Sponsor agreed to transfer to the Lenders an aggregate of 499,500 Class B ordinary shares of the Company upon the closing of the Transactions with One Energy.
Liquidity, Capital Resources and Going Concern
As of December 31, 2023, the Company had approximately $469,000 in operating cash and a working capital deficit of approximately $1,021,000.
The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to cover certain expenses on behalf of the Company in consideration of Founder Shares, and a loan from the Sponsor of approximately $195,000, under the Note (as defined in Note 4). The Company repaid the Note in full on July 22, 2021 and borrowings under the Note are no longer available.
Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds of $3.5 million from the consummation of the Initial Public Offering, the Over-Allotment, the Private Placement and the Second Private Placement held outside of the Trust Account. In addition, in order to finance general working capital needs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note
5
). On February 1, 2023, the Company issued a nonconvertible, unsecured promissory note (the “2023 Note”) in the principal amount of $500,000 to TortoiseEcofin Borrower. The 2023 Note does not bear interest and is repayable in full upon consummation of a Business Combination. If the Company does not complete a Business Combination, the 2023 Note will not be repaid and all amounts owed under it will be forgiven. On July 19, 2023, The Company issued a promissory note (the “HCGP Note”) in the principal amount of up to $1,000,000 to HCGP. The HCGP Note was issued in connection with advances HCGP may make in the future to the Company for working capital expenses. The HCGP Note bears no interest and is repayable in full upon the earlier of (i) the date on which the Company consummates its initial Business Combination and (ii) the date that the winding up of the Company is effective. At the election of HCGP, all or a portion of the unpaid principal amount of the HCGP Note may be converted into warrants of the Company at a price of $1.50 per warrant (the “Conversion Warrants”). The Conversion Warrants and their underlying securities are entitled to the registration rights set forth in the HCGP Note. On August 7, 2023 and August 18, 2023, the Company borrowed $100,000 and $280,000, respectively, under the HCGP Note. See Note 4. As of December 31, 2023 and 2022, there were $335,000 and $0, respectively, outstanding under Working Capital
Loans reported as promissory note – related party on the accompanying consolidated balance sheets.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic
205-40,
“Presentation of Financial Statements-Going Concern,” management has determined that the liquidity condition and mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date of April 22, 2024; however, there can be no assurance that the Company will be able to consummate a Business Combination by the Combination Period. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Combination Period. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Merger Sub. There has been no intercompany activity since inception.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potentia
l differences
in
accounting standards used.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could di
ffer significantly from those estimates.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have
a
significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2023 and 2022.
Cash and Investment Held in Trust Account
On June 14, 2023, the Company liquidated the U.S. government treasury obligations or money market funds held in the Trust Account. The funds in the Trust Account are currently maintained in cash in an interest-bearing demand deposit account at a bank until the earlier of consummation of the Company’s initial Business Combination and liquidation. Prior to June 14, 2023, the Company’s portfolio of investments was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in the Trust Account in the accompanying consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. As of December 31, 2023 and 2022, the Company had approximately $183.3 million in cash
and $350.0
million in investments held in the Trust Account, respectively.
Fair Value of Financial Instruments
The carrying value of the Company’s assets and liabilities recognized in the consolidated balance sheets, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equals or approximates the fair values for such assets and liabilities either because of the short-term nature of the instruments or because the instrument is recognized at fair value.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•	Level 2, defined as inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued warrants to purchase shares, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed
at the end of each reporting period.
The warrants issued in connection with the Initial Public Offering and the Over-Allotment (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement
at each balance sheet date until exercised, and any change in fair value will be recognized in the Company’s statements of operations. The fair value of the Public Warrants and the Private Placement Warrants were initially measured at fair value using a Black-Scholes Option Pricing Method and Monte Carlo simulation, respectively. Subsequent to the Public Warrants being separately listed and traded from the Units, the fair value of the Public Warrants was measured based on their listed market price, and the fair value of the Private Placement Warrants was estimated by reference to the listed market price of the Public Warrants. The determination of the fair value of the warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current
liabilities as their liquidation will not be reasonably expected to require the use of current assets or require the creation of current liabilities.
Offering Costs Associated with Initial Public Offering
Offering costs consists of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to the total proceeds received. Offering costs associated with derivative warrant liabilities are expensed as incurred, presented as non-operating
other income in the consolidated statements of operations. Offering costs associated with the Class A ordinary shares issued were charged against their carrying value upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current
liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Ordinary Shares Subject to Possible Redemption
As discussed in Note 1, all of the Class A ordinary shares sold as part of the Units in the Initial Public Offering and the Over-Allotment contain a redemption feature which allows for the redemption of the Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association. In accordance with ASC 480, conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480.
At the Extension Meeting, shareholders holding 17,235,298 of the Company’s Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $180.9 million (approximately $10.49 per share) was removed from the Trust Account to pay such holders. Accordingly, as of December 31, 2023 and
2022, 17,264,702 and 34,500,000 Class A ordinary shares subject to possible redemption, respectively, at the redemption amount are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

Under ASC
480-10-S99,
the Company has elected to recognize changes in the redemption value immediately as they occur
and adjust the carrying value of the security to equal the redemption value at the end of the reporting period. This method would view the end of the reporting period as if it were also the redemption date of the security. Effective with the closing of the Initial Public Offering and the Over-Allotment, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in
capital (to the extent available) and accumulated deficit. Subsequently, the Company recognized changes in the redemption value as an increase in the redemption value of the Class
A
ordinary share subject to possible redemption as reflected on the accompanying consolidated statements of changes in shareholders’ deficit.
Income Taxes
FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not
to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman Islands’ federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s consolidated financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Income Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income per ordinary share is calculated by dividing the net income by the weighted average of ordinary shares outstanding for the respective period.

The calculation of diluted net income does not consider the effect of the Public Warrants and the Private Placement Warrants to purchase an aggregate of
15,558,333
Class A ordinary shares in the calculation of diluted income per share, because their exercise is contingent upon future events. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of ordinary shares:

	For the Year Ended December 31,
	2023		2022
	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share:
Numerator:
Allocation of net income—basic and diluted	$10,048,693	$2,799,553	$11,375,685	$2,843,921
Denominator:
Basic and diluted weighted average ordinary shares outstanding	30,958,500	8,625,000	34,500,000	8,625,000

Basic and diluted net income per ordinary share	$0.32	$0.32	$0.33	$0.33

Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.
NOTE 3. INITIAL PUBLIC OFFERING
On July 22, 2021, the Company consummated its Initial Public Offering of 30,000,000 Units, at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring offering costs of approximately $28.3 million, of which $10.5 million was for deferred underwriting commissions and $11.1 million was the excess of fair value over price paid of Founder Shares sold to the Anchor Investors. On July 23, 2021, the underwriters exercised their over-allotment option in full and on July 27, 2021, they purchased 4,500,000 additional Units, generating gross proceeds of $45.0 million, and incurring offering costs of approximately $2.5 million, of which approximately $1.6 million was for deferred underwriting commissions. Approximately $1.3 million of the offering costs were allocated to derivative warrant liabilities. The Anchor Investors purchased 32,400,000 Units in the Initial Public Offering and the Over-Allotment. None of the Anchor Investors is affiliated with any member of the Company’s management.
Each Unit consists of one Class A ordinary share and
one-fourth
of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 8).
NOTE 4. RELATED PARTY TRANSACTIONS
Founder Shares
On February 9, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain expenses on behalf of the Company in consideration of 7,187,500 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”). On February 18, 2021, the Company issued 1,437,500 Class B ordinary shares in connection with a share capitalization, resulting in an aggregate of 8,625,000 Founder Shares outstanding. The Sponsor agreed to forfeit up to 1,125,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. On July 27, 2021, the underwriters purchased the

Units subject to the over-allotment option in full, and as a result, 1,125,000 Founder Shares were no longer subject to possible forfeiture.
In exchange for the Anchor Investors’ participation in the Initial Public Offering as described in Note 3, the Sponsor sold a total of
1,650,000
Founder Shares to the Anchor Investors. The Company determined that the fair value of these Founder Shares was approximately $
11.1
 million (or $
6.73
per share) using a Monte Carlo simulation. The Company recognized the excess fair value of these Founder Shares, over the price paid by the Anchor Investors, as a cost of the Initial Public Offering.
The holders of the Founder Shares, including the Anchor Investors, agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until one year after the completion of a Business Combination or earlier if, subsequent to the Business Combination, (x) the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions,
share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any
30-trading
day period commencing at least 120 days after the Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company completed the sale of 6,333,333 Private Placement Warrants in a Private Placement, at a price of $1.50 per Private Placement Warrant, to TortoiseEcofin Borrower, generating proceeds of $9.5 million. Concurrently with the consummation of the Over-Allotment on July 27, 2021, TortoiseEcofin Borrower purchased 600,000 additional Private Placement Warrants, generating proceeds of $900,000. Pursuant to that certain securities purchase agreement, dated as of July 19, 2023, HCGP acquired from TortoiseEcofin
Borrower
all of its limited liability company interests in the Sponsor, as well as 5,893,333 Private Placement Warrants held by TortoiseEcofin Borrower.
Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable
for cash and exercisable on a cashless basis so long as they are held by TortoiseEcofin Borrower or its permitted transferees.
HCGP, TortoiseEcofin Borrower, the Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of a Business Combination (see Note 8).
Related Party Loans
On February 3, 2021, the Sponsor agreed to loan the Company an aggregate of up to $600,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest
bearing and payable upon the consummation of the Initial Public Offering. The Company borrowed approximately $195,000 under the Note and repaid the Note in full on July 22, 2021 and borrowings thereunder are no longer available.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business

Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination is not completed within the Combination Period, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $
1.5
 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $
1.50
per warrant. The warrants would be identical to the Private Placement Warrants.
On February 1, 2023, the Company issued a nonconvertible unsecured promissory note (the “February 2023 Note”) in the principal amount of $500,000 to TortoiseEcofin Borrower. The February 2023 Note is not convertible into equity securities, does not bear interest and is repayable in full upon consummation of a Business Combination. If the Company does not complete a Business Combination, the February 2023 Note will not be repaid and all amounts owed under it will be forgiven.
On February 1, 2023, March 9, 2023 and May 9, 2023, the Company borrowed $100,000, $50,000 and $185,000, respectively, under the February 2023 Note. As of December 31, 2023 and 2022, the Company had $335,000 and $0, respectively, outstanding under Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans have not been determined and no written agreements exist with respect to such loans.
On July 19, 2023, the Company issued the HCGP Note in the principal amount of up to $1,000,000 to HCGP. The HCGP Note was issued in connection with advances HCGP may make in the future to the Company for working capital expenses. The HCGP Note bears no interest and is repayable in full upon the earlier of (i) the date on which the Company consummates its initial Business Combination and (ii) the date that the winding up of the Company is effective. At the election of HCGP, all or a portion of the unpaid principal amount of the HCGP Note may be converted into warrants that are identical to the Private Placement Warrants (the “Conversion Warrants”) at a price of $1.50 per warrant. The Conversion Warrants and their underlying securities are entitled to the registration rights set forth in the HCGP Note. On August 7, 2023 and August 18, 2023, the Company borrowed $100,000 and $280,000, respectively, under the HCGP Note. As of December 31, 2023, the Company had $380,000 outstanding under the HCGP Note which is recorded as convertible note – related party on the consolidated balance sheets.
Due to Related Party
On July 31, 2023, the Board agreed to pay a quarterly salary of $25,000 to each independent director, and an additional $5,000 to the chair of the audit committee, for services rendered prior to or in connection with the completion of the Business Combination. For the year ended December 31, 2023, the Company expensed $133,333 for services rendered by the independent directors. At December 31, 2023 and 2022, the Company had accrued approximately $133,333 and $0, respectively, in compensation expense to the independent directors which are included in due to related party on the consolidated balance sheets.
Administrative Support Agreement
On July 19, 2021, the Company entered into an administrative support agreement (the “Administrative Support Agreement”) with Tortoise Capital Advisors, pursuant to which, commencing on the date that the Company’s securities were first listed on the New York Stock Exchange through the earlier of consummation of a Business Combination and the date of the Company’s liquidation, the Company agreed to pay Tortoise Capital Advisors $10,000 per month for office space, utilities and secretarial and administrative support made available to the Company. As of December 31, 2023 and 2022, the Company had $50,000 and $0 amounts payable for such services, respectively. On July 19, 2023, HCGP assumed Tortoise Capital Advisors’ rights and obligations under the Administrative Support Agreement. For the year ended December 31, 2023 and 2022, the Company incurred

$120,000, for such expenses, included as general and administrative expenses—related party on the accompanying consolidated financial statements of operations.

In
addition, the Sponsor, the Company’s executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential partner businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, the Company’s executive officers or directors, or the Company’s or their affiliates. Any such payments prior to a Business Combination will be made using funds held outside the Trust Account. During the year ended December 31, 2023, the Company incurred approximately
$21,000 of such expenses. During the year ended December 31, 2022, the Company incurred approximately $71,000 of such expenses. Approximately $0 and $1,000 was payable and recorded as accounts payable in the consolidated balance sheets as of December 31, 2023 and 2022, respectively.
NOTE 5. COMMITMENTS AND CONTINGENCIES
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and warr an
ts that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), and any Class A ordinary shares held by the Company’s initial shareholders and HCGP at the completion of the Initial Public Offering or acquired prior to or in connection with a Business Combination, are entitled to registration rights pursuant to a registration rights agreement entered into on the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up
period, which occurs (i) in the case of the Founder Shares held by the initial shareholders, in accordance with the letter agreement the Company’s initial shareholders entered into, (ii) in the case of the Founder Shares held by the Anchor Investors, in accordance with the investment agreements entered into by and among the Company, the Sponsor and the Anchor Investors and (iii) in the case of the Private Placement Warrants, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a
45-day
option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters purchased the Units subject to the over-allotment option in full on July 27, 2021.
The underwriters were entitled to underwriting commissions of $0.20 per Unit, or $6.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per Unit, or $10.5 million in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred commissions will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
In connection with the consummation of the Over-Allotment on July 27, 2021, the underwriters were paid an additional fee of $900,000, and approximately $1.6 million in additional deferred underwriting commissions will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On July 17, 2023, three of the four underwriters for the Company’s Initial Public Offering, consisting of Barclays Capital Inc., Goldman Sachs & Co. LLC and Academy Securities, Inc., agreed to waive all rights to their respective portion of the underwriting commissions (or approximately $9.96 million of the total $12.075 million of the underwriting commissions) with respect to the Transactions with One Energy. As of December 31, 2023, one of the underwriters had further agreed to waive all rights to their respective portion of the underwriting commissions (approximately $4.83 million) with respect to the Transactions with One Energy or to any future Business Combination.
Deferred Legal Fees Associated with the Initial Public Offering and Certain Other Matters
The Company entered into an engagement letter to obtain legal advisory services, pursuant to which the Company’s legal counsel agreed to defer half of their fees associated with the Initial Public Offering until the closing of a Business Combination and has agreed to
the deferral of certain other legal expenses in connection with the Business Combination. As of December 31, 2023 and 2022, the Company recorded an aggregate of approximately $174,000 for such deferred legal fees in the accompanying consolidated balance sheets.
Risks and Uncertainties
Various social and political circumstances in the United States and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the United States and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the United States and worldwide. Specifically, the military conflicts in Ukraine and in the Middle East, and resulting market volatility, could adversely affect the Company’s ability to complete a Business Combination. In response to the conflicts between Russia and Ukraine, the United States and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the Company’s ability to complete a Business Combination and the value of the Company’s securities.
Business Combination with One Energy
Business Combination Agreement
On February 14, 2024, the Company entered into an Amended and Restated Business Combination Agreement (the “Business Combination Agreement”) with One Energy, TRTL Holding Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Pubco”), TRTL III First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“TRTL Merger Sub”), OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with TRTL Merger Sub, the “Merger Subs”), which amends, restates and supersedes the Business Combination Agreement, dated August 14, 2023, entered into by the Company, One Energy, and TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Company. It is proposed that, at the closing of the Transactions (the “Closing”), Pubco will change its name to “One Power Company.”
Earn Out Consideration
In addition to the base consideration paid at the Closing, for the period of time commencing
90 days after the Closing and ending on the
5
-year
anniversary of the Closing (“One Energy Earnout Period”), One Energy Stockholders will have the right to earn additional Pubco-Common Shares of upon the following terms:

•
On the date on which the daily volume-weighted average share price of Pubco Common Shares (“VWAP”) is greater than $
12.50 for any
twenty
trading days out of
thirty
consecutive trading days, a
one-time
issuance of 2,500,000
Pubco Common Shares; and

•	On the date on which the VWAP is greater than $ 15.00 for any twenty trading days out of thirty consecutive trading days, a one-time issuance of 2,500,000 Pubco Common Shares of the Company.
If, during the One Energy Earnout Period there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per share (as agreed in good faith by the Board) that is greater than or equal to the applicable VWAP prices specified above, any applicable earnout shares that have not previously been issued will be issued to the One Energy stockholders.

Sponsor Letter Agreement
In connection with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor letter agreement (as amended, the “Sponsor Letter Agreement”) with the Company and One Energy, pursuant to which the Sponsor and each of the Company shareholders party thereto agreed to (a) vote in favor of the Business Combination Agreement and the Transactions, (b) not transfer their shares of the Company during the period between the signing of the Business Combination Agreement and the Closing, (c) waive any adjustment to the conversion ratio set forth in the governing documents of the Company or any other anti-dilution or similar protection with respect to their shares of the Company, and (d) subject 1,750,000 of their shares of the Company to potential vesting and forfeiture based on a stock price based earnout over at two-year
period, with an early release if the TRTL VWAP exceeds $
12.00 per share over 20 out of any 30 consecutive trading days, during such two-year
period after Closing.
Transaction Support Agreement
In connection with the execution of the Business Combination Agreement, Jereme Kent, CAS Ohio LLC and RES Ohio LLC (collectively, the “Supporting Company Stockholders”) entered into a transaction support agreement (the “Transaction Support Agreement”), pursuant to which, among other things, each such Supporting Company Stockholder agreed to, (a) support and vote in favor of the Business Combination Agreement and the ancillary documents to which One Energy is or will be a party and the Transactions, (b) not transfer their One Energy shares during the interim period prior to the Closing, and (c) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing.
Registration Rights Agreement
Prior to the Closing, the Sponsor and certain One Energy stockholders will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Sponsor and certain other shareholders of the Company and certain One Energy stockholders shall have registration rights that will obligate the Company to register for resale under the Securities Act all or any portion of the (i) ordinary shares of the Company issued to the One Energy stockholders as Transaction Consideration Shares, (ii) the ordinary shares of the Company held by the Sponsor and other legacy shareholders of the Company, (iii) the ordinary shares of the Company issued upon conversion of the ordinary shares of the Company in connection with the Merger, and (iv) the ordinary shares of the Company issuable upon exercise of all warrants held by the Company shareholders (together with any capital shares or other securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”). Pursuant to the Registration Rights Agreement, among other things, the Company shall prepare and file a shelf resale registration statement with respect to the registrable securities under the Registration Rights Agreement no later than 60 calendar days prior to the expiration of the applicable post-Closing lock-up period. The Company shareholders who hold a majority in interest of the Registrable Securities held by the legacy shareholders of the Company or One Energy stockholders who hold a majority in interest of the Registrable securities held by the legacy One Energy stockholders, will be entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities. Subject to certain exceptions, if any time after the Closing, the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, the Company shall give notice to the Company shareholders holding Registrable Securities and the One Energy stockholders holding Registrable Securities, as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs.
In addition, subject to certain exceptions, the Company shareholders and the One Energy stockholders holding Registrable Securities will be entitled under the Registration Rights Agreement to request in writing that the Company register the resale of any or all of such Registrable Securities on FormS-3 or F-3 and any similar short-form registration that may be available at such time. Under the Registration Rights Agreement, the Company will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify the Company and certain persons or entities related to the Company, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.
Contingent Stock Rights Agreement
Prior to or in connection with the Closing, the Company, the Sponsor, Jereme Kent and Continental Stock Transfer & Trust Company will enter into a contingent stock rights agreement, pursuant to which Jereme Kent will deposit
5.5
 million of the shares of the Company he will receive as consideration in the Transactions into an escrow account to provide certain contingent stock rights to PIPE investors and/or to public shareholders of the Company who do not redeem their shares of the Company in connection with the Transactions, in the event that the post-closing trading price of the combined public company does not equal or exceed a daily VWAP of $
12.00
per share over
20
out of any
30
consecutive trading days, during the
two-year
period after Closing.
NOTE 6. CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION
The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 220,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share.
In connection with the Extension Meeting, shareholders holding 17,235,298 of the Company’s Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $180.9 million (approximately $10.49 per share) was removed from the Trust Account to pay such holders.
As of December 31, 2023 and 2022, there were 17,264,702 and 34,500,000 Class A ordinary shares outstanding, respectively, all of which were subject to possible redemption.

Class A ordinary shares subject to possible redemption reflected on the consolidated balance sheets is reconciled on the following table:

Gross proceeds	$345,000,000
Less:
Proceeds allocated to public warrants	(14,662,500)
Class A ordinary share issuance costs	(29,430,786)
Plus:
Increase in redemption value of Class A ordinary shares subject to possible redemption	48,984,439

Class A ordinary share subject to possible redemption, December 31, 2022	349,891,153
Less:
Redemptions	(180,870,897)
Plus:
Waiver of deferred underwriting fees	4,624,725
Increase in redemption value of Class A ordinary shares subject to possible redemption	9,532,958

Class A ordinary share subject to possible redemption, December 31, 2023	$183,177,939

NOTE 7. SHAREHOLDERS’ DEFICIT
Preference Shares
- The Company is authorized to issue
1,000,000
preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board. As of December 31, 2023 and 2022, there were no preference shares issued or outstanding.
Class
 A Ordinary Shares
- The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2023 and 2022, there were 17,264,702 and 34,500,000 Class A ordinary shares issued and outstanding, respectively, subject to possible redemption and therefore classified as temporary equity (see Note 6). In connection with the Extension Meeting, shareholders holding 17,235,298 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account.
Class
 B Ordinary Shares
- The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. In February 2021, the Company issued 7,187,500 Class B ordinary shares to the Sponsor in exchange for the payment of $25,000, or approximately $0.003 per share. On February 18, 2021, the Company issued 1,437,500 Class B ordinary shares to the Sponsor in connection with a share capitalization, resulting in the Sponsor holding an aggregate of 8,625,000
Founder Shares. All shares and associated amounts have been retroactively adjusted to reflect the share capitalization. Of the 8,625,000 Class B ordinary shares, an aggregate of up to 1,125,000 shares were subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that holders of the Founder Shares would collectively own 20% of the Company’s issued and outstanding ordinary shares. The underwriters purchased the units subject to the over-allotment option in full on July 27, 2021; therefore, these 1,125,000 Class B ordinary shares were no longer subject to possible forfeiture. As a result, as of December 31, 2023 and 2022, there were 8,625,000 Class B ordinary shares outstanding and none subject to forfeiture.
Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders, except that in respect of any vote or votes to continue the Company in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of the Company in such other jurisdiction), holders of Class B ordinary shares will have ten votes per share and holders of Class A ordinary shares will have one vote per share, and except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares have the right to vote on the election of the Company’s directors (and may also remove a member of the Board for any reason) prior to a Business Combination.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination on a one-for-one
basis, subject to adjustment for share
sub-divisions,
share dividends, reorganizations, recapitalizations and the like and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted
basis, 20% of the sum of the total number of all ordinary shares outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination). In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
NOTE 8. DERIVATIVE WARRANT LIABILITIES
As of December 31, 2023 and 2022, 8,625,000 Public Warrants and 6,933,333 Private Placement Warrants were outstanding.
The Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination; provided that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company registered the Class A ordinary shares issuable upon exercise of the warrants and agreed to use commercially reasonable efforts to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $
9.20
per share of Class A ordinary shares (with such issue price or effective issue price to be determined in good faith by the board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to
115
% of the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable
so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last sale price of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions,
share dividends, reorganizations, recapitalizations and the like) for any 20 trading
days within
a 30-trading

day
period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants for cash unless a registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the
30-day
redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.
Commencing 90 days after the warrants become exercisable, the Company may redeem the outstanding warrants for Class A ordinary shares:

•	in whole and not in part;

•	at a price equal to a number of Class A ordinary shares to be determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last sale price of Class A ordinary shares equals or exceeds $10.00 per share (as adjusted per share sub-divisions,
share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The “fair market value” of Class A ordinary shares shall mean the average reported last sale price of Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 9. FAIR VALUE MEASUREMENTS
The following tables present information about the Company’s assets and liabilities as of December 31, 2023 and 2022, that are measured at fair value on a recurring basis, by level within the fair value hierarchy:
December 31, 2023

	Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities—Public Warrants		$—	$766,763	$—
Derivative warrant liabilities—Private Placement Warrants		$—	$616,373	$—
December 31, 2022

	Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account		$349,991,153	$—	$—
Liabilities:
Derivative warrant liabilities—Public Warrants		$1,725,000	$—	$—
Derivative warrant liabilities—Private Placement Warrants		$—	$1,386,667	$—
Transfers to/from Levels 1, 2 and 3 are recognized at the beginning of the reporting period. The estimated fair value of Public Warrants was transferred from a Level 1 measurement to a Level 2 measurement due to lack of trading activity as of December 31, 2023. During the year ended December 31, 2022, no transfers had occurred.
The Public Warrants issued in connection with the Initial Public Offering and the Over-Allotment, and the Private Placement Warrants sold in the Private Placement and the Second Private Placement were initially measured at fair value using a Black-Scholes option pricing model and a Monte Carlo simulation, respectively. For periods subsequent to the detachment of the Public Warrants from the Units, the fair value of the Public Warrants is based on the observable listed price for such warrants, and the fair value of the warrants issued in the Private Placement and the Second Private Placement was estimated by reference to the listed market price of the Public Warrants.
For the year ended December 31, 2023, the Company recognized a gain resulting from a decrease in the fair value of the derivative warrant liabilities of approximately $1.7 million, presented as change in the fair value of derivative warrant liabilities in the accompanying consolidated statements of operations. For the year ended December 31, 2022, the Company recognized a gain resulting from a decrease in the fair value of the derivative warrant liabilities of approximately $11 million, presented as change in the fair value of derivative warrant liabilities in the accompanying consolidated statements of operations.
NOTE 10. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred up to the date the consolidated financial statements were issued. Based on this review, other than the below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements, other than as described below.
On February 14, 2024, the Company and One Energy entered into an Amended and Restated Business Combination Agreement. Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (i) at least one day prior to the closing of the Transactions, the Company will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile
and become a Delaware corporation (the “Domestication”), (ii) following the Domestication, TRTL Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Pubco (the “TRTL Merger”), in connection with which all of the existing securities of the Company will be exchanged for rights to receive securities of Pubco as follows: (a) each share of TRTL common stock, par value $0.0001 per share, outstanding immediately prior to the effective time of the TRTL Merger shall automatically convert into one share of common stock, par value $0.0001 per share, issued by Pubco (“Pubco Common Shares”) and one contingent share right (“CSR”), entitling the holder to a contingent future right, subject to satisfaction of certain trading price-based conditions, to receive a portion of certain Pubco Common Shares otherwise deliverable at the closing of the transactions contemplated by the Business Combination Agreement to the founder and Chief Executive Officer of One Energy, as further described below (except with regard to holders of Class B ordinary shares of TRTL, par value $0.0001 per share, that have waived their rights to receive CSRs for their Class B ordinary shares or Class A ordinary shares of the Company, par value $0.0001 per share, issued upon conversion of their Class B ordinary shares) and (b) each warrant to purchase the Company’s Class A ordinary shares shall automatically convert into one warrant to purchase Pubco Common Shares on substantially the same terms and conditions; (iii) prior to the Company Merger, One Energy shall cause the holders of all of its issued and outstanding convertible instruments (other than the options to be assumed by Pubco in connection with the Business Combination) (“Company Convertible Securities”) to either exchange or convert all of their issued and outstanding Company Convertible Securities for shares of One Energy common stock (including any accrued or declared but unpaid dividends) at the applicable conversion ratio set forth in One Energy’s governing documents or the terms of the applicable instruments (the “Company Exchanges”); (iv) promptly following the Company Exchanges, Company Merger Sub will merge with and into One Energy, with One Energy continuing as the surviving entity and a wholly-owned subsidiary of Pubco (the “Company Merger”), pursuant to which, other than dissenting shares, if any, (a) all One Energy common stock issued and outstanding immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be cancelled and converted into the right to receive such number of Pubco Common Shares as shall be determined in accordance with an allocation schedule (the “Allocation Schedule”) to be delivered prior and as a condition to Closing pursuant to the terms of the Business Combination Agreement (all such shares, collectively, the “Aggregate Common Share Consideration”), and (b) all issued and outstanding shares of One Energy preferred stock, par value $0.0001 per share, if any such shares remain outstanding as of immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be canceled and converted into the right to receive one share of preferred stock of Pubco, par value $0.0001 per share, subject to the Allocation.
On March 29, 2024, the Company filed a definitive proxy statement on Schedule 14A to hold an extraordinary general meeting of shareholders on April 18, 2024 to further extend the Combination Period from April 22, 2024 to October 22, 2024.

ONE ENERGY ENTERPRISES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of One Energy Enterprises Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of One Energy Enterprises Inc.
and
subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of
December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has losses from operations, generated negative cash flows from operating activities and has negative working capital, resulting in insufficient cash on hand or available liquidity to sustain its operations or repay the debt maturing within one year after the date the financial statements are issued and that raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Pittsburgh, PA
May 13, 2024
We have served as the Company’s auditor since 2023.

ONE ENERGY ENTERPRISES INC.
Consolidated Balance Sheets
As of December 31, 2023 and 2022
(in whole dollars, except per share data)

	2023	2022
Assets
Current assets:
Cash and cash equivalents	$1,368,991	$648,037
Restricted cash	1,106,798	1,106,375
Accounts receivable (net of allowance for doubtful accounts and returns of $0 and $0 respectively as of December 31, 2023 and 2022)	550,420	246,203
Other receivables	4,298	9,286
Prepaid expenses	2,309,559	395,454
Contract assets	44,048	229,363
Other current assets	87,941	54,819

Total current assets	5,472,055	2,689,537

Property, plant, and equipment, net	66,953,240	57,984,677
Prepaid expenses, noncurrent	70,932	70,979
Other long-term assets	2,998,903	7,453,413
Land options	229,100	—
Finance lease right-of-use assets	61,038	79,350

Total assets	$75,785,268	$68,277,956

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,625,628	$2,319,747
Accrued expenses	906,045	2,459,596
Accrued payroll and payroll taxes	195,964	130,391
Deposits held - related party	3,000,000	2,000,000
Other payables	181,364	207,474
Contract liabilities	28,140	33,037
Other current liabilities	593,334	45,468
Current portion of long-term debt – related party	12,538,000	3,000,000
Current portion of long-term debt – other	699,564	1,654,764

Total current liabilities	21,768,039	11,850,477

Long-term debt – OEE Buyer	—	15,000,000
Long-term debt – related party, net of current portion	—	7,730,189
Long-term debt – other, net of current portion	13,775,132	14,473,046
Finance lease liabilities, net of current portion	47,743	65,388
Other liabilities	777,574	619,803
Deferred tax liabilities	1,012,606	1,560,620

Total liabilities	37,381,094	51,299,523

F-3
1

	2023	2022
Commitments and contingencies (see Note 11)

Mezzanine equity – Series A preferred stock: ($0.0001 par value; Liquidation amount as of December 31, 2023, and 2022 is $27,059,370 and $0, respectively; 78,228 shares authorized, 46,935 and 0 issued and outstanding as of December 31, 2023, and 2022)	$20,510,983	$—
Stockholders’ equity:
Class A common stock: ($0.0001 par value; 551,653 shares authorized, 255,187 and 211,400 issued and outstanding as of December 31, 2023 and 2022)	25	21
Class B convertible common stock: ($0.0001 par value; 150,700 shares authorized, 150,700 issued and outstanding as of December 31, 2023 and 2022)	15	15
Additional paid-in capital	112,715,393	91,466,723
Accumulated deficit	(109,445,828)	(94,128,353)

Total stockholders’ equity (deficit) – One Energy Enterprises Inc.	3,269,605	(2,661,594)
Non-controlling interests	14,623,586	19,640,027
Total stockholders’ equity	17,893,191	16,978,433

Total liabilities, mezzanine equity, and stockholders’ equity	$75,785,268	$68,277,956

The following table presents the assets and liabilities of the consolidated variable interest entities (Refer to Note 2,
Summary of Significant Accounting Policies - Variable Interest Entities
).

	2023	2022
Assets of consolidated VIEs, included in total assets above:
Cash and cash equivalents	$178,332	$54,910
Accounts receivable (net of allowance for doubtful accounts and returns of $0 and $0 respectively as of December 31, 2023, and 2022)	228,995	200,948
Other current assets	1,100	—
Prepaid expenses	207,765	224,966
Contract assets	44,048	204,755
Property, plant, and equipment, net	42,401,333	44,532,482
Prepaid expenses, noncurrent	70,932	70,979
Other long-term assets	1,292,026	479,139
Finance lease right-of-use assets	61,038	—

Total assets of consolidated VIEs	44,485,569	45,768,179

Liabilities of consolidated VIEs, included in total liabilities above:
Accounts payable	538,556	2,973
Accrued expenses	167,730	165,875
Other payables	163,719	158,278
Contract liabilities	28,140	33,037
Other current liabilities	21,471	—
Current portion of long-term debt – other	104,897	—
Long-term debt - other, net of current portion	234,403	—
Finance lease liabilities, net of current portion	47,743	—
Other liabilities	642,421	619,803

Total liabilities of consolidated VIEs	$1,949,080	$979,966

See accompanying notes to consolidated financial statements.

F-3
2

ONE ENERGY ENTERPRISES INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2023, and 2022
(in whole dollars, except per share data)

	2023	2022
Operating revenues	$6,008,988	$7,921,152

Operating expenses:
Cost of operations (exclusive of depreciation and amortization show below)	1,624,475	3,082,069
General and administrative expenses	18,377,495	10,294,415
Asset impairment	—	748,304
Depreciation, amortization, and accretion expense	4,001,528	3,552,277
Taxes (other than income taxes)	260,342	305,141

Operating expenses	24,263,840	17,982,206

Loss from operations	(18,254,852)	(10,061,054)

Other income/(expense):
Other income/(expense), net	25,990	(18,807)
Sponsor loan derivative liability – related party	(363,600)	—
Sponsor loan derivative liability – other	(183,150)	—
Interest income	58,885	63
Interest expense – related party	(3,195,136)	(2,124,595)
Interest expense	(646,292)	(1,156,060)
Amortization of debt issuance costs	(35,936)	(23,004)
Amortization of loan origination fees	(134,524)	(1,878)

Total other income (expense)	(4,473,763)	(3,324,281)

Net loss before income taxes	(22,728,615)	(13,385,335)
Total income benefit (tax)	2,548,014	(887,696)

Net loss and comprehensive loss	$(20,180,601)	$(14,273,031)

Less: Net income (loss) and comprehensive income (loss) attributed to non-controlling interests	$(4,863,126)	$1,772,505
Net loss and comprehensive loss attributable to controlling interest	(15,317,475)	(16,045,536)
Accrual of Series A preferred stock cash dividend	(328,638)	—
Accrual of Series A preferred stock PIK dividend	(657,277)	—

Net loss and comprehensive loss available to common stockholders	$(16,303,390)	$(16,045,536)

Per share data
Net (loss) per common stock: basic and diluted – Class A	$(40.82)	$(43.45)
Net (loss) per common stock: basic and diluted – Class B	$(40.82)	$(43.45)

Weighted average common shares outstanding:
Basic and Diluted – Class A	248,719	218,608
Basic and Diluted – Class B	150,700	150,700
See accompanying notes to consolidated financial statements.

F-3
3

ONE ENERGY ENTERPRISES INC.
Consolidated Statements of Stockholders’ Equity (Deficit)
For the Years Ended December 31, 2023 and 2022
(in whole dollars, except per share data)

	Common Stock Class A		Common Stock Class B		Additional Paid - in	Accumulated	Non-controlling	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Equity
Balance, January 1, 2022	211,400	$21	150,700	$15	$91,363,206	$(78,082,817)	$18,046,964	$31,327,389
Capital distributions	—	—	—	—	—	—	(179,442)	(179,442)
Issuance of warrants	—	—	—	—	103,517	—	—	103,517
Net (loss) income	—	—	—	—	—	(16,045,536)	1,772,505	(14,273,031)

Balance, December 31, 2022	211,400	$21	150,700	$15	$91,466,723	$(94,128,353)	$19,640,027	$16,978,433
Capital contributions – debt forgiveness	—	—	—	—	3,704,083	—	—	3,704,083
Capital distributions	—	—	—	—	—	—	(153,315)	(153,315)
Conversion of debt into Class A common stock	33,526	3	—	—	12,666,123	—	—	12,666,126
Conversion of accrued interest into Class A common stock	5,961	1	—	—	2,252,444	—	—	2,252,445
Series A preferred stock dividends, $21.01 per Series A preferred stock	—	—	—	—	(985,915)		—	(985,915)
Exercise of warrants	4,300	—	—	—	—	—	—	—
Stock based compensation	—	—	—	—	3,611,935	—	—	3,611,935
Net (loss)	—	—	—	—	—	(15,317,475)	(4,863,126)	(20,180,601)

Balance, December 31, 2023	255,187	$25	150,700	$15	$112,715,393	$(109,445,828)	$14,623,586	$17,893,191

See accompanying notes to consolidated financial statements.

F-3
4

ONE ENERGY ENTERPRISES INC.
For the Years Ended December 31, 2023 and 2022
Consolidated Statements of Cash Flows
(in whole dollars, except per share data)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,180,601)	$(14,273,031)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization, and accretion expense	4,001,528	3,552,277
Amortization of debt issuance and loan origination fees	170,460	24,882
Asset impairment	—	843,516
(Gain) / Loss on disposal of property, plant, and equipment	(14,419)	1,426
Changes in deferred income taxes	(548,014)	887,696
Stock-based compensation	3,611,935	—
Non-cash interest paid in kind	2,089,902	—
Interest expense converted to common stock	1,228,919	—
Interest expense as capital contribution	205,479	—
Changes in operating assets and liabilities:
Accounts receivable	(304,217)	45,513
Other long-term assets	—	175,591
Other current assets	(2,077,335)	(227,289)
Contract assets and other assets	—	72,428
Accounts payable	391,069	1,820,204
Accrued expenses	634,706	2,189,120
Accrued payroll items	65,573	16,984
Other current liabilities	1,515,372	2,015,586

Net cash used in operating activities	(9,209,643)	(2,855,097)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(6,176,248)	(6,090,912)
Proceeds from sale of property, plant, and equipment	15,250	—
Land improvements	(928,810)	—
Land options	(229,100)	—

Net cash used in investing activities	(7,318,908)	(6,090,912)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to non-controlling interests	(153,315)	(179,442)
Proceeds from the sale of Series A preferred stock, net of issuance costs	18,701,613	—
Payment of Series A preferred stock dividends	(176,545)	—
Proceeds from borrowings on long-term debt – related party	3,470,000	10,586,438
Proceeds from borrowings on long-term debt	—	1,240,336
Payment on long-term debt	(654,993)	(2,657,914)
Payment on long-term debt – related party	(3,675,002)	—
Payment of loan origination fees	(245,671)	—
Payment on financing lease liabilities	(16,159)	(10,010)

Net cash provided by financing activities	17,249,928	8,979,408

NET INCREASE IN CASH AND CASH EQUIVALENTS	721,377	33,399
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,754,412	1,721,013

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,475,789	$1,754,412

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$1,289,507	$1,306,502
Cash paid for interest on finance lease liabilities	$6,557	$5,008
Accounts payable for purchase of property, plant, and equipment	$914,812	$129,720
Non-cash investing activities	$6,144,886	$—
Related party debt and accrued interest converted to Class A common stock	$18,622,654	$—
Related party debt converted to Series A preferred stock	$1,000,000	$—
See accompanying notes to consolidated financial statements.

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5

ONE ENERGY ENTERPRISES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023, AND 2022

1.	ORGANIZATION AND NATURE OF OPERATIONS
One Energy Enterprises Inc. (“OEE,” or the “Company”) designs, builds, maintains, and operates capital intensive private electrical infrastructure for large industrial energy consumers. These systems include megawatt scale wind turbines and managed high voltage systems. The Company operates primarily in the Midwest and does not currently operate outside of the United States. The Company finalized its operating agreement and began its first year of business in 2010. On December 29, 2021, One Energy Enterprises LLC completed the conversion to a
C-corporation
and thus changed its name to One Energy Enterprises Inc. The Company constitutes a continuation of the existence of the LLC in the form of a corporation under Delaware law and this conversion will not affect the Company’s rights or obligations.
The Company develops and constructs renewable energy projects with investors through special purpose limited liability companies (“Project Companies”). The cost of the Project Companies’ energy systems qualifies for energy investment tax credits as provided under section 48 of the Internal Revenue Code (“IRC”) (Section 48 Tax Credit). A summary of the Project Companies is provided below.
The Company has secured long-term Power Purchase Agreements (“PPA”) or Renewable Energy Agreements (“REA”) within the Project Companies. The revenue from these contracts represents the majority of the revenue of the Company. The Project Companies participate in renewable energy credit sales of the renewable energy credits they generate (“generated RECs”).
The Company’s subsidiaries support the operations of the business as follows:
Main Operating Subsidiaries that are Consolidated:

•
Design and construction of the wind turbines through One Energy Solutions LLC (“OES”). OES is Variable Interest Entity (VIE) as a result of its management structure. OEE is the primary beneficiary of OES and has a
99%
economic interest in the entity.

•	Operations, maintenance, asset management, and market settlements oversight through One Energy Capital LLC (“OEC”).

•	OE Consulting Services LLC (“OE Consulting”) provides internal and external energy consulting services to help companies become better consumers of energy.

•	OE Retail Services LLC (“OE Retail”) provides energy brokerage services to external customers for both electricity and natural gas supply.

•
Construction financing provided by One Energy Capital Corporation (“OECC”). OECC also handles asset procurement. This entity stores the asset and then distributes it to OES at cost or with an equity contribution to the projects directly (or through a fleet entity such as OECC Fleet Alpha).

•
Construction, operation, and leasing of campuses that host mobile computing units for computing operations is provided by ONE MWHUB 01 LLC (formerly known as OE Mining LLC) (“HUB01”). HUB01 owns the infrastructure only and receives a monthly rental fee in U.S. Dollars. HUB01 does not mine or own or accept as payment any form of digital currency.

•	Internal training to the employees and occasional external training is provided by One Energy Training Institute LLC (“OETI”).
Project and Fleet Companies:

•
Groups of projects that are financed in a common transaction are grouped under fleet companies that are entitled to the majority of the distributable cash from the Project Companies. Fleet-level debt is held by OECC Fleet Alpha LLC (“OECC FA”), a Fleet Company. OECC FA is 100% owned by OECC.

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6

•	Project Companies that enter into the PPAs or REAs with customers for a specific site or project include the following groups of entities:

•	Consolidated Variable Interest Entities (VIEs):

•	OEE XIX LLC

•	OEE XXIII LLC

•	OEE XXIV LCC

•	OEE XXV LLC

•	OEE XXVI LLC

•	OEE XXVIII LLC

•	OEE XXX LLC

•	See Note 2, Summary of Significant Accounting Policies - Variable Interest Entities for additional details.

•	Nonconsolidated VIEs:

•	OEE XVII LLC

•	OEE XX LLC

•	See Note 2, Summary of Significant Accounting Policies - Variable Interest Entities for additional details.

•	Wholly owned entities that are consolidated but are not VIEs:

•	OEE XXXIII, LLC

•	OEE XXXIV LLC

•	OEE XXXV LLC

•	OEE XXXVI LLC
Note that the Consolidated VIEs listed above and the wholly-owned entities which
are consolidated but not VIEs, taken together, constitute the Consolidated Project Companies.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (“Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised

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financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies, but any such election to opt out is irrevocable. The Company has decided it is not opting out of such an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Smaller Reporting Company
The Company is also a “smaller reporting company” as defined by Rule
12b-2
of the Securities Exchange Act of 1934 (the “Exchange Act”). The Company may continue to be a smaller reporting company even after the Company is no longer an emerging growth company. The Company may take advantage of certain scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of the Company’s Common Stock held by non-affiliates
is less than $250 million measured on the last business day of the Company’s second fiscal quarter, or the Company’s annual revenue is less than $100 million during the most recently completed fiscal year and the market value of the Company’s Common Stock held by non-affiliates
is less than $700 million measured on the last business day of the Company’s second fiscal quarter. The Company has elected to adopt the accommodations available to smaller reporting companies. Until the Company ceases to be a smaller reporting company, the scaled-back disclosure in the Company’s financial statements will result in less information about the Company being available than for other public companies.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of One Energy Enterprises Inc., its consolidated subsidiaries, including OES (a Consolidated VIE), and the Consolidated VIE Project Companies. All significant intercompany accounts and transactions have been eliminated in the consolidation. The consolidated financial statements and accompanying notes are prepared in conformity with the accounting principles generally accepted in the United States of America (“GAAP”).
Variable Interest Entities
Consolidated VIEs
The Company is the sole managing member of One Energy Solutions LLC (“OES”), and as such, OEE operates and controls all the business affairs of OES. The Company conducts its business through OES. Under Accounting Standards Codification (“ASC”) 810
Consolidation
(“ASC 810”), OES meets the definition of a VIE as a result of its management and voting structure. Management has determined that the Company is the primary beneficiary for OES because the Company has the obligation to absorb expected losses and to receive economic benefits that could be significant to OES and because the Company has power over its significant economic activities.
Project Companies are designed as single-purpose entities to finance the development and holding of the Company’s wind projects. The assets of the Project Companies are generally restricted for the settlement of the obligations of each project. All Project Companies were concluded to be VIEs except for OEE XXXIII LLC, OEE XXXIV LLC, OEE XXXV LLC, and OEE XXXVI LLC. Management has determined that the Company is the primary beneficiary for Project Companies OEE XIX LLC, OEE XXIII LLC, OEE XXIV LLC, OEE XXV LLC, OEE XXVI LLC, OEE XXVIII LLC, and OEE XXX LLC (“Consolidated VIE Project Companies”). This is because the Company has power over these Consolidated Project Companies’ significant economic activities, and the Company’s membership interests are used as collateral under a consolidated debt agreement. See Note 8,
Financing Arrangements
for further details.

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The Company has determined, in accordance with ASC 810, that the relationship between the Company and several of the Consolidated Project Companies represents a variable interest, as does the relationship between the Company and OES. Management has made a qualitative assessment to determine whether the Company has the power to direct the activities that most significantly impact the economic performance of OES and of the Consolidated Project Companies (power criterion) and whether the Company has the obligation to absorb losses or the right to receive benefits that could be significant to OES and to the Consolidated Project Companies (economic criterion).
The assessment of both of these criteria (power and economics) is based on the terms of the VIE’s governing documents and may change over the life of the entity. These governing documents include an Operating Agreement (Limited Liability Company Agreement), and for the Consolidated Project Companies, also a Power Purchase Agreement (“PPA”) or a Renewable Energy Agreement (“REA”), and an Energy Procurement Contract, among other documents, that result in the Company having the power to direct the activities of the VIE that most significantly impact the VIE’s performance (satisfying the power criterion). In addition, the Company, through its ownership of member interests in the VIEs, also has the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIE (satisfying the economics criterion). For all periods presented, the Company has determined that it is the primary beneficiary of each of the Consolidated Project Companies, and the Company thus has consolidated the assets, liabilities, and results of operations of those Consolidated Project Companies into the consolidated financial statements.
The Consolidated Project Companies separately allocate profit, loss, and credit, as well as cash distributions, on a fixed schedule, as is customary in similarly structured partnerships in the renewable energy industry. As a consequence of these variable allocations, equity interest is not directly tied to cash distributions nor to the allocation of profit, loss, and credits.
The total amount of debt that is secured by the consolidated VIEs but is non-recourse
to the Company as of December 31, 2023
,
and 2022, is $14,474,696 and $
14,685,942, respectively.
The condensed balance sheets of the Company’s Consolidated VIEs as of December 31, 2023
,
and 2022, are summarized below. These amounts are included in the Company’s consolidated balance sheet (in whole dollars):

	December 31,
	2023	2022
ASSETS
Current assets	$731,171	$756,558
Net property, plant, and equipment	42,401,333	44,532,482
Other assets	1,353,065	479,139

Total assets	$44,485,569	$45,768,179

LIABILITIES
Current liabilities	$1,024,513	$360,163
Long-term liabilities	924,567	619,803

Total liabilities	$1,949,080	$979,966

The Company’s maximum exposure to loss for these Consolidated VIEs is limited to their recorded values as presented in the table above.

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39

Nonconsolidated VIEs
The Company performed an analysis under ACS 810 for Project Companies OEE XVII LLC and OEE XX LLC (“Nonconsolidated Project Companies”) and concluded them to be VIEs. The operating agreements and the PPAs establish a relationship between the Company and these Nonconsolidated Project Companies which represents a variable interest.
According to the governing documents of these Project Companies, the Company has the power to make major decisions that significantly impact the economic performance of the Project Companies. The Company has no obligation to absorb losses nor the right to receive benefits from the Nonconsolidated VIEs that could be significant to the Nonconsolidated Project Companies. As a result, the Company is not the primary beneficiary, and the consolidation of these Project Companies is not required. The Company holds a financial interest in these Project Companies through its 5% equity ownership interest in the Project Companies. This creates the right to receive benefits from its ownership in these Project Companies only. The Company did not provide any other form of financial support to the Nonconsolidated Project Companies. There are no liquidity arrangements, guarantees, or other commitments by third parties that may affect the value or risk of the Company’s variable interests in these Nonconsolidated Project Companies. The Nonconsolidated VIEs are accounted for as equity method investments, however these were not recorded on the balance sheet for the years ended December 31, 2023, and 2022 as the Company’s share of losses in the Nonconsolidated VIEs exceeds the carrying amount of its investment.
Non-Controlling Interests and Hypothetical Liquidation at Book Value (HLBV) to Allocate Earnings
Non-controlling
interest represents the portion of the Company’s net income (loss) and net assets that are allocated to members of certain Project Companies which are consolidated within these financial statements. The Company has determined that the operating Limited Liability Company Agreements (“LLC Agreements”) do not allocate economic benefits pro rata
to its investors, and the appropriate methodology for calculating the non-controlling
interest balance that reflects the substantive profit-sharing arrangement is a balance sheet approach using the hypothetical liquidation at book value (“HLBV”) method. In the case of non-real
estate entities such as the Company, there is no specific guidance that should be applied when the pro rata
approach does not capture the manner in which profits and losses are allocated under contract. In the absence of other specific GAAP guidance, the Company believes it is best practice to analogize the guidance for real estate entities in ASC
970-323
Investments — Equity Method and Joint Ventures
(“ASC 970-323”), paragraphs
35-16
and 17. Under the HLBV method, the amounts reported as
non-controlling
interest in the consolidated balance sheets and the consolidated statements of operations represent the amounts the members would hypothetically receive at each balance sheet reporting date under the liquidation provisions of the LLC Agreements, assuming the net assets of the respective subsidiary were liquidated at recorded amounts determined in accordance with GAAP and distributed to the investors.
The HLBV method is a balance sheet-focused approach to income and loss allocation. A calculation is prepared at each balance sheet date to determine the amount that members would receive if the Project Companies were to liquidate all of their assets (at GAAP net book value) and distribute the resulting proceeds to their creditors and unitholders based on the contractually defined liquidation priorities. Due to the stated liquidation priorities and because the HLBV method incorporates non-cash
items such as depreciation expense, in any given period, income or loss may be allocated disproportionately to unitholders as compared to their respective ownership percentages in the Project Companies. Changes in these factors could have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. The use of the HLBV methodology to allocate income between member classes may create volatility in the statements of stockholders’ equity as the application of HLBV can drive changes in net income or loss attributable to members from year to year.

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Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The Company maintains its cash in bank deposits and utilizes insured cash sweep accounts to access multi-million-dollar FDIC protection. Insured cash sweep accounts provide FDIC insurance on deposits greater than $250,000 by leveraging a network of banks.
T
he Company has not experienced any losses in such accounts.
Restricted Cash
Under the loan agreement with OECC FA (see Note 8,
Financing Arrangements
), a wholly owned subsidiary, OECC FA is required to maintain an amount equal to six months of debt service plus a $250,000 operating reserve minimum, as defined in the loan agreement.
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheet to total cash equivalents and restricted cash reported within the consolidated statements of cash flows as of December 31, 2023
,
and 2022 (in whole dollars):

	December 31,
	2023	2022
Cash and cash equivalents	$1,368,991	$648,037
Restricted cash	1,106,798	1,106,375

Total cash and cash equivalents (including restricted cash)	$2,475,789	$1,754,412

Concentration of Credit Risk
As of December 31, 2023
,
and 2022, there were three
customers in each year that
 individually represented greater than
ten percent
of the Company’s total accounts receivable balance. See Note 1
6
,
Reportable Segments
, for further details.
Accounts Receivable and Contract Assets
Accounts receivables are stated at the amount management expects to collect from outstanding balances. Contract assets represent energy delivered and construction service performed that have not yet been invoiced. The Company’s contract assets are disclosed on the face of the Company’s accompanying consolidated balance sheet as of December 31, 2023, and 2022. The Company estimates the collectability of its receivables in accordance with ASC 326,
 Measurement of Credit Losses on Financial Instruments (“ASC 326”)
and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables is outstanding, the financial condition of individual customers, and current and future economic conditions that may affect a customer’s ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. No allowance for doubtful accounts was considered necessary as of December 31, 2023, and 2022.

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1

Revenue Recognition
Revenue from Contracts with Customers
The Company applies the guidance in ASC 606,
Revenue from Contracts with Customers
(“ASC 606”), when recognizing revenue associated with its contracts with customers. Under this guidance, revenue is recognized when or as a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for these services. A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.
The Company derives a significant portion of its revenue from Power Purchase Agreements and Renewable Energy Agreements. As permitted under the optional exemptions
available under ASC 606, the Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less
and
(ii) contracts with variable consideration that is allocated entirely to unsatisfied performance obligations
.
The Company’s policies with respect to its primary revenue streams are detailed below.
Power Purchase Agreements (PPAs) and Renewable Energy Agreements (REAs), including Renewable Energy Credits (RECs)
A primary source of the Company’s revenues is obtained through long-term PPAs/REAs within each of the Project Companies. The Company typically sells energy and related renewable energy credits it generates (“generated RECs”) separately to different customers and considers the delivery of power energy under PPAs to represent a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method.
The Company enters into bundled PPAs/REAs with its customers under which it has the obligation to deliver both power energy and compliance RECs for which the Company utilizes Green-E Eligible Wind Credits (“Green-E Eligible RECs”). Revenue from the sale of energy is recognized over time as the energy is delivered, at rates specified under the respective PPA/REA.
The RECs deliverable under the PPAs/REAs are not unit contingent and the Company can therefore deliver RECs that it procures from any domestic source. These Green-E Eligible RECs are typically procured annually and retired on behalf of the PPA/REA customers. This constitutes a distinct performance obligation under the respective PPAs/REAs that is satisfied at the point in time in which control is transferred to the customer, which is generally upon the delivery or retirement of the Green-E Eligible REC to/on behalf of the customer. This represents the point in time when the Company has a present right to payment and the customer has assumed control related to ownership of the Green-E Eligible REC.
The transaction price in these bundled arrangements is allocated to these two distinct performance obligations at the origination of the PPA/REA based on estimated standalone selling price, using all information reasonably available to us, including market conditions and other observable inputs. The corresponding revenues are recognized separately as the related performance obligations are satisfied.
The Company typically sells its generated RECs to other customers different from those purchasing the energy under the PPAs/REAs. The sale of generated RECs to customers constitutes a distinct performance obligation that is satisfied at the point in time at which control is transferred to the customer, which is generally upon the delivery of the generated REC to the customer. This represents the point in time when the Company has a present right to payment and the customer has assumed control related to ownership of the generated REC. The Company has elected to account for these generated RECs as government incentives and accordingly there are no production costs associated with these generated RECs; therefore, they do not receive an allocation of costs upon generation.

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Construction revenue
Construction revenue represents revenue generated from contracts to provide various construction services such as electrical equipment installation at customers’ premises performed by OES. Construction revenue is recognized over time as construction activities occur. The Company is either enhancing a customer’s owned asset or constructing an asset with no alternative use to the Company. The Company uses an input method based on costs incurred to measure progress towards completion. This means the Company measures its progress on a project by comparing how much has been spent on materials, labor, and other direct costs related to the contract to the respective budgeted amounts. As these costs are incurred, a proportionate amount of revenue is recognized, reflecting the progress toward completing the project.
Consulting revenue
Consulting revenue represents revenue generated from contracts to provide various technical consulting services concerning energy consumption and purchase performed by OE Consulting Services LLC. Consulting revenue is recognized over time as consulting activities occur. The Company uses an input method based on either costs or labor hours incurred to measure progress towards completion.
Lease Income
Under ASC 842,
Leases

(“ASC 842”), HUB01
 enters into various arrangements that have been determined to contain a lease. Generally, these arrangements are related to the use of Company land with electrical equipment that is used by our customers for data mining. The underlying assets are classified as electrical infrastructure and are included in the Company’s Consolidated Balance Sheets as Property, plant, and equipment, net. As of December 31, 2023, and 2022,
$5,489,857 and $986,992 of the Company’s electrical infrastructure assets were leased, respectively. These contracts do not contain a rental purchase option, whereby the customer has the option to purchase the land with electrical equipment at the end of the lease term for a specified price. The lessees also do not provide residual value guarantees on the leased asset; as a result, the Company retains title to the leased asset.
Typically, these HUB01 lease arrangements contain multiple components including one lease component (the land with power supply provided by the electrical equipment) for which the Company is the primary obligor and one non-lease
component (energy costs). The Company allocates the consideration to the various components of these arrangements based on the stand-alone selling prices. The non-lease component is accounted for under ASC 606, while the lease component is generally accounted for as an operating lease under ASC 842, with fixed lease income being recognized on a straight-line basis over the lease term.
See Note 7,
Revenues
, for further details.
Cost of Operations
Cost of operations includes the cost of labor, materials, equipment, and subcontracting that are required for the installation of projects to third-party customers; fully recharged energy costs in their entirety; and costs incurred to purchase Green-E Eligible RECs from domestic sources.
Other Long-Term Assets
Other long-term assets include the raw materials to be utilized to build future turbines and electrical infrastructure projects. Other long-term assets are stated at the lower of cost or market value.
The Company recorded an impairment of $0 and $748,304, respectively, on a portion of other long-term assets for which the carrying value of the assets exceeded their recoverable amount for the years ended December 31, 2023
,
and 2022. This impairment was classified as an operating expense in the consolidated statement of operations and comprehensive income (loss).

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Property, Plant, Land, and Equipment
Property, plant, land, and equipment is categorized as the following:

•	Wind turbines and related equipment – costs related to the purchase, construction, or improvement of the projects.

•	Buildings – costs related to the purchase, construction, or improvement of the facility.

•	Equipment and vehicles – costs related to the purchase or improvement of equipment and vehicles.

•	Land and land improvements – costs related to the purchase of land used for certain projects and the office building.

•	Electrical infrastructure – costs related to the purchase, construction, or improvement of the electrical substation.

•	Construction in progress – costs related to the construction of electrical substations and wind turbines.
Property, plant, and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful life of the asset, as follows: 20 years for wind turbines and related equipment; 20 to 30 years for buildings and related improvements; 15 years for land improvements; 5 years for electrical infrastructure, equipment, vehicles, and office equipment; and 3 years for software. Land has an indefinite useful life.
Construction in progress represents cumulative construction costs, including the costs incurred for the purchase of major equipment, engineering costs, and capitalized interest. Once the project achieves commercial operation, the Company reclassifies the amounts recorded in construction in progress to leasehold improvements or plant.
Maintenance and repairs are expensed in the period incurred, and equipment improvements which extend the useful lives or improve the quality of the assets are capitalized. See Note 5,
Property, Plant, and Equipment – Net
, for further details.
Long-lived Asset Impairment
The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When an indicator of impairment is identified, the Company compares the carrying value of the long-lived asset (asset group) to the undiscounted cash flows of the long-lived asset (asset group) to determine if the cash flows support the recoverability of the long-lived asset (asset group). If the cash flows do not support recoverability, management determines the fair value of the long-lived asset (asset group). Relevant factors, along with management’s plans with respect to operations, are considered in assessing the recoverability of long-lived assets. If the Company determines, based on such measures, that the carrying amount is impaired, the long-lived assets will be written down to their fair value with a corresponding charge to the statements of operations. The Company recorded an impairment for the year ended December 31, 2022 (refer to
Other Long-Term Assets
for details).
Asset Retirement Obligations
Asset retirement obligations, or AROs, are accounted for in accordance with ASC
410-20,
Asset Retirement Obligations
(“ASC 410-20”). AROs associated with long-lived assets included within the scope of ASC
410-20
are those for which a legal obligation exists under enacted laws, statutes, and written or oral contracts. ASC
410-20
requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred, and a reasonable estimate of fair value can be made.

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4

The Project Companies’ respective AROs relate to their contractual obligations with their customers to remove energy facilities from certain sites upon which energy facilities are located. The Project Companies record the present value of the estimated obligations when the legal obligation to dismantle the project exists. The AROs are recorded by increasing the carrying value of the related long-lived asset, and they are depreciated over the wind turbines’ useful lives. Total amortization of the ARO was
$29,296 for each of the years ended December 31, 2023
,
and 2022. After initial recognition of the liability, the Project Company accretes the ARO to its future value over the wind turbines’ useful life of 20 years. See Note 6,
Asset Retirement Obligations
,
for additional disclosures on the Company’s AROs.
The Company’s projects exist on land owned either by the project’s customer or by an affiliate of One Energy. In cases where the turbines exist on customer property, the Company has determined that it has an affirmative obligation to decommission the turbines at the end of the contract term if the term is not extended. In cases where the wind turbines physically sit on land owned by a One Energy affiliate, the Company has determined, based on the contracts in place, that the Company does not have an obligation to decomm is
sion a functioning turbine and could continue to operate the turbines without an extension from the customer, and as such, an ARO is not recognized for these turbines.
The Company owns the land on which OEE XIX, OEE XXIII, OEE XXIV, OEE XXVI, and OEE XXX are
si
tuated. For this reason, the Company has determined that AROs are not required on these projects.
Income Taxes
The Company converted from an LLC to a
C-corporation
on December 29, 2021. With the exception of One Energy Capital Corporation, which is structured and taxed as a
C-corporation,
all the Company’s subsidiaries are limited liability companies which are either disregarded entities for tax purposes or which have elected to be taxed as partnerships.
The Company recognizes deferred tax assets on future deductible temporary differences and deferred tax liabilities on future taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases, and they are primarily related to accrued compensation, construction contract expense, depreciable and amortizable assets, and prepaid expenses. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance (“VA”) when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Management has estimated its net deferred taxes as of December 31, 2023, and 2022 for the purposes of these consolidated financial statements and does not anticipate the difference between the estimate and final realization to be significant. See Note 10,
Income Taxes
, for additional information on income taxes.
ITCs are determined using the “flow-through” method. Transferable ITCs are accounted for as a component of the tax provision, with expected proceeds factored into their realizability. See Note 15,
Related Party Transactions
, for additional information on the ITCs.
Management evaluates the Company’s tax positions each year for any position that would be considered an uncertain tax position. Management accounts for uncertain tax positions using a
“more-likely-than-not”
threshold, when that level of confidence is possible, for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. Based on that review, management has concluded that the Company has an uncertain tax position related to its 2020 allocation of Investment Tax Credits from one of its project partnership investments included on its balance sheets.

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Stock-Based Compensation
The Company measures compensation expense for stock options in accordance with ASC 718,
Compensation — Stock Compensation
(“ASC 718”). Stock-based compensation cost is recognized over the requisite service period for time-vesting awards, and for awards with a performance condition, over the requisite service period if the performance condition is probable of achievement. The compensation expense of the Company’s stock-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. For stock options, the Company determines the grant date fair value using a Black-Scholes model with a weighted average time to vesting. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating the grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.
See Note 12,
Employee Benefits
, for a discussion of the Company’s stock-based compensation plans.
Derivative Instruments
Pursuant to the provisions of ASC 815, Derivatives and Hedging (“ASC 815”), the Company recognizes contracts that meet the definition of a derivative as either assets or liabilities in the Consolidated Balance Sheets and measures those instruments at fair value. Changes in the fair value of derivative instruments are recognized currently in earnings.
Fair Value of Financial Instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date, or exit price. ASC 820,
Fair Value Measurement
(“ASC 820”) establishes a fair value hierarchy for inputs, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgement. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
See Note 14,
Fair value of financial instruments measured on a recurring basis
,
for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.
Recent Accounting Pronouncements
Recently Adopted Accounting Standards
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). The amendments in ASC 326 will provide more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. Subsequent to the initial ASU, the FASB issued various related corrective and clarifying ASUs for this topic, all of which have been codified in ASC 326. For companies that are considered “emerging growth companies” as defined by the SEC, ASC 326 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2022. The Company was not materially impacted by ASC 326.

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6

The Company was not subject to nor did the Company adopt any other new accounting pronouncements during the years ended December 31, 2023, and 2022 that had a material impact on the consolidated financial condition, results of operations, or cash flows.
Accounting Standards Not Yet Adopted
In November 2023, the FASB issued updated accounting guidance related to annual and interim segment disclosures. The updated accounting guidance, among other things, requires disclosure of certain significant segment expenses. The Company will adopt the updated accounting guidance in the annual financial statements for the year ended December 31, 2024. The Company is currently evaluating the impact the adoption of the new accounting guidance will have on segment disclosures.
In December 2023, the FASB issued updated accounting guidance related to income tax disclosures. The updated accounting guidance, among other things, requires additional disclosure primarily related to the income tax rate reconciliation and income taxes paid. The updated accounting guidance will be adopted in the annual financial statements for the year ended December 31, 2025. The Company is currently evaluating the impact the adoption of the new accounting guidance will have on the income tax disclosures in Note 10,
Income Taxes
.
All other ASUs issued but not yet adopted were assessed and determined to be either not applicable or are not expected to have a material impact on our consolidated finan
c
ial statements or financial statement disclosures.

3.	LIQUIDITY AND GOING CONCERN
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
The Company incurred a net loss of $20,180,601 and $14,273,031, respectively, for the years ended December 31, 2023
,
and 2022. The Company had net cash used in operations of $
9,209,643
and $2,855,097,
respectively, for the years ended December 31, 2023, and 2022. The Company had negative working capital as of December 31, 2023
,
and 2022. In addition, the Company has $13,237,564 of debt maturing within one year after the date the financial statements are issued. The Company does not have sufficient cash on hand or available liquidity to sustain its operations or repay the debt maturing within one year after the date the financial statements are issued. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern.
In response to these conditions, management’s plan includes obtaining the additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing through the issuance and sale of Series A Preferred Stock, raising capital through a successful de-SPAC
transaction, issuing debt, or entering into other financing arrangements. However, these plans have not been finalized and are not within the Company’s control, and therefore cannot be deemed probable. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.
The accompanying consolidated financial statements do not include any adjustments to reflect the possible
future effects on the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

4.	PREPAID EXPENSES
Prepaid expenses consist primarily of insurance policies, service, maintenance and warranty agreements on the wind turbines, and brokerage fees related to future REC transactions. The Company’s insurance policies

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7

will be used within the next twelve months, except for a portion of a ten-year
wind insurance policy purchased in 2016 for a Project Company. The policy expires in November 2026. During the year ended December 31, 2023, the Company incurred and paid for expenses that were directly attributable and incremental to the SPAC merger transaction. These prepaid SPAC transaction costs qualify for deferral and include listing fees as well as specific legal and accounting costs. See Note 17,
Subsequent Events,
for further details on the SPAC merger transaction.
As of December 31, 2023, and 2022, the noncurrent prepaid expense balance presented on the consolidated balance sheet is attributable to the noncurrent portion of the wind insurance policy and brokerage fees.
As of December 31, 2023
,
and 2022, prepaid expenses, consisted of the following (in whole dollars):

	December 31,
	2023	2022
Insurance policies	$123,957	$117,177
Service, maintenance, and warranty agreements	159,233	227,529
Prepaid SPAC transaction costs	1,977,424	—
Other	48,945	50,748

Total current	$2,309,559	$395,454

Insurance policies	$32,418	$49,331
Brokerage fees	38,514	21,648

Total non-current	$70,932	$70,979

5.	PROPERTY, PLANT, AND EQUIPMENT – NET
As of December 31, 2023
,
and 2022, property, plant, and equipment - net, consisted of the following (in whole dollars):

	December 31,
	2023	2022
Land	$6,138,507	$5,209,697
Wind turbines and related equipment	64,979,879	55,292,350
Buildings	4,628,544	4,593,296
Equipment and vehicles	2,732,447	2,616,860
Electrical infrastructure	6,577,796	1,001,192
Land improvements	1,068,511	517,567
Office equipment	506,168	387,014
Software	219,000	219,000
Construction in progress	253,641	4,503,468
Less: accumulated depreciation	(20,151,253)	(16,355,767)

Property, plant, and equipment — net	$66,953,240	$57,984,677

Depreciation expense related to property, plant, and equipment – net during the years ended December 31, 2023
,
and 2022, was $3,922,933 and $3,484,977, respectively, and is included on the consolidated statement of operations and comprehensive income (loss).

6.	ASSET RETIREMENT OBLIGATION (“ARO”)
The Company enters into PPAs/REAs and land easement agreements with property owners who are either the customers for its renewable energy facility projects (
i.e.,
wind turbine projects) or are affiliates of the

F-4
8

Company. In cases where the wind turbines physically sit on land owned by a One Energy affiliate, the Company has determined, based on the contracts in place, that the Company does not have an obligation to decommission a functioning turbine and could continue to operate the turbines without an extension from the customer. As such an ARO is not recognized for turbines owned by OEE XIX LLC, OEE XXIII LLC, OEE XXIV LLC, OEE XXVI LLC, and OEE XXX LLC. In cases where the turbines exist on customer property, the Company has determined that it has an affirmative obligation to decommission the turbines at the end of the contract term if the term is not extended. For these projects, OEE XXV LLC, OEE XXVIII LLC, and OEE XXXIII LLC, AROs are recorded as described in Note 2,
Summary of Significant Accounting Policies – Asset Retirement Obligations.
For projects OEE XXXIV LLC, OEE XXV LLC, and OEE XXXVI LLC there were no assets constructed as of December 31, 2023
,
thus the Company has not recorded an ARO.
The following table provides a reconciliation of the ending aggregate carrying amount of the AROs included in other liabilities in the consolidated balance sheets for the years ended December 31, 2023, and 2022 (in whole dollars):

	December 31,
	2023	2022
ARO liability as of January 1	$619,803	$598,105

Liabilities incurred	135,153	—
Accretion expense	22,618	21,698

ARO liability as of December 31	$777,574	$619,803

7.	REVENUES
See Note 2,
Summary of Significant Accounting Policies – Revenue
Recognition
for information on the Company’s revenue recognition accounting policies.
Disaggregated Revenues
The following table presents the Company’s revenues disaggregated by primary revenue sources and by applicable accounting standard for the years ended December 31, 2023
,
and 2022 (in whole dollars):

			December 31,
	ASC	Segment	2023	2022
PPAs/REAs	ASC 606	Long Term Contracts	$3,178,526	$3,767,377
Sale of renewable energy credits	ASC 606	Long Term Contracts	946,265	623,001
Lease income	ASC 842	Short Term Contracts	92,920	333,574
Energy costs	ASC 606	Short Term Contracts	828,287	1,968,901
Construction	ASC 606	Short Term Contracts	438,633	921,393
Consulting	ASC 606	Short Term Contracts	402,244	218,878
Other	ASC 606	Short Term Contracts	122,113	88,028

Total operating revenues			$6,008,988	$7,921,152

The Project Companies entered into
20-year
PPAs and/or REAs with their respective customers, whereby they will sell all of the project’s output from the initial delivery date through their contractual end dates which expire at various dates through 2040. See Note 16,
Reportable Segments,
for the four major customers that arise from these revenue streams.

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49

Contract Assets and Contract Liabilities (Deferred Revenues)
A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time (
e.g.
, unbilled receivables). The Company’s contract assets as of December 31, 2023, and 2022, are disclosed on the face of the consolidated balance sheet. The contract assets were assessed to have immaterial credit losses. Deferred revenues (also referred to as contract liabilities under ASC 606) are recorded when cash payments are received or due in advance of performance.
Significant changes in receivables during the years ended December 31, 2023, and 2022, were as follows:

	December 31,
	2023	2022
Balance as at the beginning of the year	$246,203	$291,716
Net increase (decrease) during the year	304,217	(45,513)

Balance as at the end of year	$550,420	$246,203

Current	$550,420	$246,203
Non-current	$—	$—
The change in contract assets at December 31, 2023 when compared to December 31, 2022 primarily represents the completion of construction projects by OES during the year ended December 31, 2023. Significant changes in contract assets during the years ended December 31, 2023, and 2022, were as follows:

	December 31,
	2023	2022
Balance at the beginning of the year	$229,364	$116,530
Net (decrease) increase during the year	(185,316)	112,834

Balance at the end of year	$44,048	$229,364

Current	$44,048	$229,364
Non-current	$—	$—
Significant changes in contract liabilities during the years ended December 31, 2023, and 2022, were as follows:

	December 31,
	2023	2022
Balance at the beginning of the year	$33,037	$28,823
Deferred during the year	28,140	33,037
Recognized as revenue during the year	(33,037)	(28,823)

Balance at the end of year	$28,140	$33,037

Current	$28,140	$33,037
Non-current	$—	$—
Contract Costs (Costs to Obtain a Contract)
The Company does not incur any costs to obtain a contract, nor does it incur any costs directly related to fulfilling a contract.
Remaining Performance Obligations
As referenced in Note 2,
Summary of Significant Accounting Policies – Revenue
Recognition
, a primary source of the Company’s revenues are obtained through long-term PPAs/REAs which involve the delivery of power energy to customers and the related Green-E Eligible RECs.

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0

The Company has elected to apply the optional exemption in ASC 606-10-50-14A(b) and omit disclosure of future remaining performance obligations for the delivery of power energy as it represents variable consideration that would be allocated entirely to unsatisfied performance obligations. As of December 31, 2023, and 2022, the aggregate transaction price allocated to the remaining performance obligation for the
Green-E
Eligible RECs is
$
28,140
and $
33,037
,
respectively. The Company will recognize the remaining performance obligation as of December 31, 2023, over the next three to four months.

8.	FINANCING ARRANGEMENTS
The table below summarizes the Company’s debt as of the years ended December 31, 2023, and 2022 (in whole dollars):

	December 31,
	2023	2022
Long-term debt – OEE Buyer, LLC (related party)	$—	$15,000,000
Long-term debt – Project Finance	14,161,221	14,713,645
Long-term debt – Private Investors (related party)	12,695,602	10,810,702
Long-term debt other – Equipment Loans	339,300	441,868
Note payable – Institutional Investor	—	1,000,000

Total long-term debt	27,196,123	41,966,215

Less:
Current portion of long-term debt	(13,395,166)	(4,654,764)
Current portion of debt issuance cost	44,577	—
Current portion of net loan origination fees	113,025	—

Current portion of long-term debt, net	(13,237,564)	(4,654,764)

Add:
Loan origination fees	(275,393)	(2,120,690)
Amortization	136,543	2,092,987

Net loan origination fees	(138,850)	(27,703)

Add:
Debt issuance cost	—	(103,517)
Amortization	—	23,004

Net debt issuance cost	—	(80,513)

Total long-term debt, net	$13,775,132	$37,203,235

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1

As of December 31, 2023, the annual principal maturities of outstanding debt obligations for each of the next five years is as follows (in whole dollars):

2024	$13,395,166
2025	749,718
2026	809,479
2027	780,542
2028	817,862
Thereafter	10,643,356

$27,196,123

OECC Fleet Alpha LLC – Project Finance
In September 2020, OECC Fleet Alpha LLC entered into a Term Loan Agreement with an outside lender for a term loan of $11,500,000 at an annual interest rate of 6.85%, payable in fixed quarterly payments over seventeen years. Loan origination fees of $265,000 were paid at the time of closing and were being amortized over the life of the loan. OECC FA’s equity in the Project Companies has been pledged as collateral to the lender. The loan also contains financial and operating performance covenants, including the maintenance of restricted cash reserves that could limit distributions to members. The covenants have been met for the years ended December 31, 2023
,
and 2022.

In June 2021, OECC Fleet Alpha LLC added $2,000,000 of additional debt to its existing loan with an outside lender, and in December 2021, it added another $1,500,000 to the same loan under similar terms. The interest rate increased to 8.00% with the initial increase in June 2021, but the term of the loan remains unchanged and matures in
September 2037
. Additional loan origination fees of $56,400 were paid during 2021 and are being amortized over the life of the loan.
In October 2022, OECC Fleet Alpha LLC added $750,000 of additional debt to its existing loan with the outside lender under similar terms. The interest rate remained at 8.00%, and the term of the loan remained unchanged and matures in
September 2037
. The fixed quarterly payments are $428,188 which includes principal and interest. No additional loan origination fees were incurred with this closing.
In connection with the additional borrowing during 2021, OECC FA issued warrants to purchase 4,300 shares of OEE Class A Common Stock at a purchase price of $0.0001. These warrants expire at the earlier of ten years from issuance in June 2031 or upon the occurrence of (i) an IPO, (ii) a sale of substantially all assets of the Company, or (iii) a change of control, as defined in the Warrant Agreement. The warrant is treated as an equity instrument based on terms in the Warrant Agreement and is recorded at fair value on the issuance date with an allocation to additional paid in capital. The cost was recorded as a debt discount which will be amortized into interest expense over the remaining term of the loan agreement. The warrants were deemed to be immaterial on the date of issuance. The outside lender exercised all of their warrants for an immaterial amount in October 2023.
Private Investors
The Private Investors are related parties that include a board member and a stockholder. The Private Investors’ notes mature at various dates up to December 31, 2024, and they carry interest rates between 8% and 25%.
The accrued interest was capitalized to the principal. The notes are unsecured and require principal and interest at maturity.
In connection with the Private Investor (Stockholder) borrowing during 2022, the Company issued warrants to purchase 4,350 shares of OEE Class A Common Stock at a purchase price of $0.0001. These warrants expire at the earlier of ten years from issuance in May 2032 or upon the occurrence of (i) an IPO, (ii) a sale of substantially all assets of the Company, or (iii) a change of control, as defined in the Warrant Agreement.

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2

This warrant is treated as an equity instrument based on terms in this Warrant Agreement and is recorded at fair value on the issuance date with an allocation to additional paid in capital. The cost was recorded as a debt discount and amortized into interest expense over the remaining term of the note agreement which ended April 10, 2023. The warrants had an aggregate value of
$103,517 on the date of issuance.
On December 22, 2022, the Company entered into a convertible promissory note conversion agreement, in lieu of repayment, with the Private Investor (Board Member) to automatically convert $1,000,000 of debt to preferred stock at the Company’s next round of Qualified Financing (defined as aggregate gross proceeds of at least $10,000,000) at the purchase price paid by other investors during the round of financing. The Private Investor (Stockholder) debt is not convertible.
On April 10, 2023, the Stockholder’s private investor debt was restructured with all accrued interest of $2,667,175 converted
 to 5,961 shares of Class A Common Stock at a price of $447.41 per share.

Upon conversion of the accrued interest, the 5,961 shares issued were fair valued at $2,252,445. Due to the involvement of a related party, the $414,731 difference between the fair value of the Class A Common Stock issued and the price at which the debt was converted was accounted for as a capital contribution.
The remaining Stockholder’s private investor debt included $5,000,000 which is due on December 31, 2024, and $5,830,700 which is due on the earlier of the Company obtaining $50,000,000 in equity contributions or December 31, 2024. The Company borrowed additional funds in 2023 from the Stockholder in the aggregate amount of $3,220,000, of which $2,425,000 was repaid. All remaining Stockholder’s private investor debt carries an interest rate of 25% per year, with interest added to the principal balance at the end of each quarter.
Additionally, on April 10, 2023, the Board Member’s private investor debt of $1,000,000 was converted to 2,235 shares of Series A Preferred Stock at a price of $447.41 per share, and the accrued interest was paid in cash.
The outstanding balance on the Private Investors’ debt was $12,695,602 and $10,730,189, net of debt issuance costs of $0 and $80,513, at December 31, 2023 and 2022, respectively, comprised of the following:

	December 31,
	2023	2022
Private Investor (Stockholder), net of debt issuance costs	$12,695,602	$9,730,189
Private Investor (Board Member)	—	1,000,000

Total Private Investor Debt	$12,695,602	$10,730,189

Equipment Loans
During 2022, the Company borrowed $491,235 from various financing organizations for the purchase of construction equipment. The loans have various interest rates between 5.1% and 7.0%, and they mature at various dates between February 2027 and July 2027. These loans are secured by the underlying equipment purchased.
The outstanding balance on these loans was $339,300 and $441,868 at December 31, 2023 and 2022, respectively.
OEE Buyer, LLC and Institutional Investor
Following an Exchange Agreement, a Note Assignment Agreement, and a Debt Restructuring Agreement (“DRA”) between the Company, OEE Buyer, LLC and the Institutional Investor, resulting in the recognition of $72,621,827 in debt forgiveness that was treated as a capital contribution, the following was outstanding as of December 31, 2021:

a.
A note payable balance of $15,000,000 with an interest rate of 5.00% per year based on a full calendar year due and payable in full on
January 1, 2023
. In 2022, the maturity date was extended to January 1, 2025.

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3

b.
OEE Buyer, LLC forgave all current defaults under the Note Purchase Agreement and amended the Company guaranty to state that only One Energy Enterprises Inc. was the sole guarantor of the remaining debt.

c.
OEE Buyer, LLC was granted the right to convert the $15,000,000 to Class A Common Stock on a
1:1
value basis. OEE Buyer, LLC has sole discretion to select the predetermined valuation methods identified in the Debt Restructuring Agreement in such a conversion.

d.	The note payable to the Institutional Investor was unimpacted by the Debt Restructuring Agreement and had a balance of $2,000,000.
On April 10, 2023, the OEE Buyer debt of $15,000,000 was converted to 33,526 shares of Class A Common Stock based on and aligned with the equity value of the Company agreed-upon in concurrent equity transactions.
Upon conversion of the debt, the 33,526 shares issued were fair valued at $12,666,126. Due to the involvement of a related party, the $2,333,873 difference between the fair value of the Class A Common Stock issued and the price at which the debt was converted was accounted for as a capital contribution.
The accrued interest of $
955,479
on the OEE Buyer debt was forgiven and treated as a capital contribution.
Institutional Investor Mortgage
As part of a debt restructuring, the Company entered into a Note agreement for $3,000,000 with an Institutional Investor that was secured by a first mortgage on the Company’s corporate office building. As per the above (see
OEE Buyer, LLC and Institutional Investor
), on December 31, 2021
,
the note had a balance of $
2,000,000
. The note was
non-recourse
to the Company and carried no interest and had a term of 3 years. The Note was paid
o
ff in March 2023 and the mortgage was released. The Company no longer has any financial relationship with the Institutional Investor.

9.	LEASES
Lessee
The Company entered into a finance lease for equipment in 2022 with a monthly payment of $1,893, a discount rate of 8.83%, and a maturity date of May 31, 2027. The lease obligation is secured by the underlying asset.
Balance sheet information related to the Company’s finance lease as of December 31, 2023, and 2022, is presented below:

	December 31,
	2023	2022
Finance lease:
Right-of-use assets	$61,038	$79,350
Lease liability, current	17,645	16,159
Lease liability, non-current	47,743	65,388

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4

As of December 31, 2023, the annual minimum lease payments of the finance lease liability for each of the next five years is as follows (in whole dollars):

2024	$22,716
2025	22,716
2026	22,716
2027	7,572
2028	—
Thereafter	—

Total future minimum lease obligations	75,720

Less: imputed interest on finance lease liabilities	(10,332)

Finance lease liabilities – current	$17,645
Finance lease liabilities – non-current	$47,743
Lessor
During the years ended December 31, 2023 and 2022, HUB01 recorded $92,920 and $333,574 of fixed lease income, respectively, related to short-term operating lease agreements with lessees for its land with electrical infrastructure.
Variable lease income in both years was $0.
Minimum rental payments to be received by the Company as lessor under these arrangements at December
3
1, 2023 are $2,367,180
, which includes the lease component (land with electrical infrastructure) and the non-lease component (energy costs), for the year ended December 31, 2024 and $0 thereafter.
See Note 2,
Summary of Significant Accounting Policies – Revenue
Recognition
for information on the Company’s revenue recognition accounting policies relating to the lease and non-lease
components contained in the lease agreements.

10.	INCOME TAXES
The Company is a U.S.-based company potentially subject to tax in multiple U.S. tax jurisdictions. Significant judgment will be required in determining the Company’s provision (benefit) for income taxes, deferred tax assets or liabilities, and in evaluating the Company’s tax positions on a multi-jurisdictional basis. While the Company believes its tax positions are consistent with the tax laws in the jurisdictions in which it conducts its business, it is possible that these positions may be overturned by jurisdictional tax authorities, which may have a significant impact on the Company’s provision (benefit) for income taxes.
Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In addition, governmental tax authorities are increasingly scrutinizing the tax positions of companies. If U.S. or other tax authorities change applicable tax laws, the Company’s overall taxes could increase, and the business, financial condition, or results of operations may be adversely impacted.
The components of the provision (benefit) for income taxes are as follows for the period presented:

	December 31,
	2023	2022
Tax provision (benefit):
Federal	$(6,670,227)	$(1,794,954)
Valuation allowance	4,122,213	2,682,650

Total income tax (benefit)	$(2,548,014)	$887,696

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5

The
following table reconciles the Company’s effective income tax rate to the U.S. federal statutory income tax rate of 21%:

	December 31,
	2023		2022
	Amount	Effective Rate	Amount	Effective Rate
Loss before income taxes	$(22,728,577)		$(13,385,335)
Expected tax	(4,773,001)	21.00%	(2,810,920)	21.00%
Permanent items	36,832	(0.16)%	2,859	(0.02)%
Partnership differences	(48,447)	0.21%	492,452	(3.68)%
Change in valuation allowances – Federal	4,122,213	(18.14)%	2,640,416	(19.73)%
ITC sale accounting	(1,496,000)	6.58%	—	0.00%
Unrecognized tax benefit	(406,414)	1.79%	—	0.00%
Other	16,804	(0.07)%	562,889	(4.20)%

Total income tax (benefit)	$(2,548,014)	11.21%	$887,696	6.63%

The Company has recorded an income tax benefit of $2,548,014 and income tax expense of $887,696 primarily related to net operating losses for the years ended December 31, 2023, and 2022, respectively. For the year ended December 31, 2023, the Company’s benefit for income taxes differs from the federal statutory rate primarily due to the Company’s being in a partial valuation allowance position and not recognizing a reduced benefit for federal and state income tax purposes.
The Company has decided to monetize its Investment Tax Credits (ITCs) when practicable. For the year ended December 31, 2023, the Company sold its ITCs to an eligible party. The recognition of the sale of the credit and future deprecation of the basis difference in the generation assets resulted in a benefit of $1,748,000 in current tax and $252,000 of deferred tax in the 2023 provision for income taxes.
ITCs are determined using the “flow-through” method. Transferable ITCs are accounted for as a component of the tax provision, with expected proceeds factored into their realizability. See Note 15,
Related Party Transactions
, for additional information on the ITCs.
Included in the balance of unrecognized tax benefits as of December 31, 2023, $406,414, of tax benefits that, if recognized, would affect the effective tax rate.
We would recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. However, the uncertain position is an increase in ITCs. There is no need to accrue or accrete interest since the credits are not refundable and do not affect tax expense until used. Had the uncertain position resulted in a reduction to income tax not credited to the Company in 2020, then the filing jurisdictions would owe the Company interest related to an overstated tax liability. In the immediate instance, the
e
ffect is merely an increase to the carryover credit from 2020 forward.

F-5
6

Deferred income taxes reflect the net tax effect of temporary differences between the amounts recorded for financial reporting purposes and the bases recognized for tax purposes. The major components of deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred Tax Assets:
Net operating loss carryforward	$9,343,857	$6,900,283
Intangible assets and property and equipment	(548,550)	15,236
Stock based compensation	758,506	—
Other	11,190	7,098
Interest carryover 163(j)	2,712,855	1,846,120
Investment tax credit	547,507	141,093

Total deferred tax asset	12,825,365	8,909,830

Deferred Tax Liability:
Basis in land	(816,482)	(816,482)
Investment in affiliate	(4,789,770)	(5,544,407)

Total deferred tax liability	(5,606,252)	(6,360,889)

Valuation allowance	(8,231,719)	(4,109,561)

Total net deferred tax assets / (liabilities)	$(1,012,606)	$(1,560,620)

The Company has appropriately considered each of the four sources of taxable income specified in ASC 740-10-30-18 to determine what portion, if any, of its deferred tax assets are more likely than not realizable. The Company has generated cumulative losses in recent years; therefore, the Company has no ability to carryback losses to prior years, and projections regarding future taxable income were deemed too subjective to provide positive evidence. Further, as substantially all of its deferred tax assets have indefinite carryforward lives, tax planning strategies would provide limited positive evidence to support realization. As such, the Company considered the reversal of taxable temporary differences as the primary source of taxable income to realize a portion of its deferred tax assets. Based on the Company’s analysis of the four sources of taxable income exercise, the Company determined that a partial valuation was necessary to measure its deferred tax assets at the amount that was more likely than not realizable.
As of December 31, 2023
,
and 2022, the Company had a federal net operating loss carryforward of $9,343,857 and $6,900,283, respectively. All of the federal and state net operating losses may be subject to change of ownership limitations provided by the Internal Revenue Code and similar state provisions. An annual loss limitation may result in the expiration or reduced utilization of the net operating losses. The Company’s net operating losses do not expire, but they can only be used up to 80% of taxable income per year.
As discussed above, a benefit related to an uncertain tax position has been recorded in the consolidated financial statements.
The financial statements are presented on a consolidated basis, but the tax returns are filed on separate company basis.
One Energy Enterprises
 has Net Operating Losses (“NOLs”) of $10,745,069 at December 31, 2022 and calculated taxable loss of $13,835,457 in 2023 for a total NOL of $24,580,526 at the year ended December 31, 2023. None of those losses expire but their utilization is limited to 80% of taxable income in years when operations result in taxable income.
One Energy Capital Corporation has NOLs of $15,316,471 at December 31, 2022 and a calculated taxable loss of $4,597,562 for 2023 for a total carryover NOL of $19,914,033 at the year ended December 31, 2023. $512,046 of the total NOL value begins
expiring in 2035. The remaining $19,401,987 do not expire
,
but their utilization is limited to 80% of taxable income in years when operations result in taxable income.

F-5
7

The Company has not been audited by the Internal Revenue Service or any state income or franchise tax agency. All tax years remain open to examination by major taxing jurisdictions to which the Company is subject.

11.	COMMITMENTS AND CONTINGENCIES
Turbine Warranties
- The turbines are under warranty with the manufacturer for years one through five, extendable through the tenth year. The corresponding service and maintenance agreement with the manufacturer is also for years one through five, and extendable through the tenth year.
Green-E
Eligible Renewable Energy Credits
– The Project Companies are obligated, by contract, to purchase Green-E Eligible National Wind credits, or an equivalent domestic wind REC, for each REC produced on site. The Green-E Eligible RECs are then delivered to or retired on behalf of the customer that receives the electricity generated by the project. The cost of the Green-E eligible RECs is recognized as a cost-of-service
expense to the Project Company. The Company has accrued for required purchases within other payables on the accompanying consolidated balance sheet for
$163,719 and $191,315, respectively, as of December 31, 2023
,
and 2022.
Legal Proceedings -
The Company is involved in various legal proceedings and claims that arise in the ordinary course of business. These matters may include, but are not limited to, litigation related to labor and employment, breach of contracts, intellectual property rights, regulatory compliance, and other issues. The Company records a liability in its financial statements for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal defense costs are expensed as incurred.
Management, in consultation with legal counsel, has assessed all current litigation and claims. While the outcome of these matters is inherently uncertain, management believes that, based on current knowledge, such proceedings and claims are not expected to have a material adverse effect on the Company’s financial condition, results of operations, or cash flows. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. Were an unfavorable ruling to happen, there exists the possibility of a material impact on the financial position and results of operations of the period in which the ruling occurs, or future periods. The Company reviews these matters at least quarterly and adjusts the amounts recognized in its financial statements as necessary to reflect the current status of litigation. Given the uncertain nature of litigation, the actual liability could materially differ from the current estimate. Such changes could be material to the Company’s financial statements in any given reporting period.

12.	EMPLOYEE BENEFITS
The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code for employees who meet certain eligibility requirements. The plan allows eligible employees to defer a portion of their compensation up to the IRS maximum allowable amount. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company has a safe harbor provision and matches up to 5% of the employees’ eligible earnings. The total amount contributed for the match during the years ended December 31, 2023
,
and 2022, was $293,975 and $202,128, respectively.
The plan also provides a profit-sharing component whereby the Company can make a discretionary contribution to the plan which is allocated based on the compensation of eligible employees. No profit-sharing contributions were made during the years ended December 31, 2023
,
and 2022.

Stock Incentive Plan
The 2023 Stock Incentive Plan was approved and implemented in February 2023. 64,700 common shares are authorized to be granted under the terms of the plan. Under the incentive plan, 36,680 stock options were granted, of which 9,175 were fully vested on the date of grant and 27,505 will be fully vested after three years of service. These stock options will expire ten years after their vesting date. There was no employee stock incentive plan during the year ended December 31, 2022.
The value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. Compensation expense is recognized using the straight-line method over the requisite service period for 27,505 vesting options and at the time of issuance for the 9,175 immediately vested options. The expected life of the stock options is determined by analyzing the studies of employee exercise behaviors for similar instruments from comparable companies to the Company. The expected volatility in the Company’s share price is based on the average volatilities of comparable, publicly traded companies, and the risk-free rate for periods within the contractual life of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend rate of zero is based on historical experience and the future expectation of zero dividend payments.
The assumptions used in calculating stock-based compensation expense for stock option awards granted during the twelve months ended December 31, 2023, are as follows:

December 31, 2023
Fair value of common stock per share	$369.14
Expected volatility	25.7%
Expected option life (years)	4.75
Risk-free interest rate	4.03%
Cash dividend yield	0.0%
Stock option activity for the twelve months ended December 31, 2023, was as follows:

	Option Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2022	—	$—	$—
Granted	36,680	$240.09	$—	1.4 years
Exercised	—	$—	$—
Forfeited or expired	—	$—	$—

Outstanding at December 31, 2023	36,680	$240.09	$—	1.4 years

Exercisable at December 31, 2023	9,175	$240.09	$—	1.4 years
Vested and expected to vest at December 31, 2023	19,972	$240.09	$—	1.4 years
The weighted-average grant date fair value of the stock options granted during the twelve months ended December 31, 2023
,
was $180.85 per
stock
option.
The fair value of the 9,175 stock options vested during the twelve months ended December 31, 2023
,
was $1,659,299. Total compensation expense for the 27,505 unvested stock options not yet recognized as of December 31, 2023
,
was $3,021,643 and will be recognized over a period of 1.4 years for the unvested stock options.
The Company recognized total stock-based compensation expense related to stock options of $3,611,935 for the twelve months ended December 31, 2023.

13.	STOCKHOLDERS’ EQUITY
Certificate of Incorporation Amendment
On October 23, 2023, the Company amended its Certificate of Incorporation increasing the number of authorized shares of Common Stock and Preferred Stock to 702,353 shares and 78,228 shares, respectively.
As of December
 31, 2023, the Company’s amended equity ownership structure is comprised of three classes of stockholders with voting rights, and a total of
702,353
authorized shares of Common Stock and
78,228
authorized shares of Series A Preferred Stock comprised of:

•	Class A Common Stock (551,653 authorized, 255,187 issued and outstanding) with a par value of $0.0001 per share.

•
Class B Common Stock (150,700 authorized, issued
,
and outstanding) with a par value of $0.0001 per share. Each share is convertible, at no additional cost to the holder, into one share of Class A Common Stock at the option of the holder or automatically under certain circumstances, most notably at a conversion date of December 29, 2026.

•	Series A Preferred Stock (78,228 shares authorized, 46,935 issued and outstanding) with a par value of $0.0001 per share.
Shares of Class A Common Stock and Class B Common Stock (collectively known as the “Common Stock”) shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters. Each holder of Common Stock shall be entitled to one vote for each share of such stock.
In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, all of the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata
based on the number of shares of Common Stock held by each.
As of December 31, 2022, the Company’s equity ownership structure was comprised of two classes of stockholders with voting rights, and a total of 631,800 authorized shares comprised of:

•	Class A Common Stock ( 481,100 authorized, 211,400 issued and outstanding) with a par value of $0.0001 per share.

•
Class B Common Stock (150,700 authorized, issued, and outstanding) with a par value of $0.0001 per share. Each share is convertible, at no additional cost to the holder, into one share of Class A Common Stock at the option of the holder or automatically under certain circumstances, most notably at a conversion date of December 29, 2026.

Series A Preferred Stock
In April 2023, the Company’s equity ownership structure was amended to include mezzanine classified Series A Preferred Stock (“Preferred Stock”). In addition to voting rights, these shares have other rights to dividends and preferential payments in the event of a liquidation. The liquidation amount on involuntary liquidation per share is the greater of (i) the Original Issue Price, plus any Series A Accruing Dividends accrued but unpaid thereon, whether or not declared to, but excluding the date for liquidation, (ii) such amount per share as would have been payable had all shares of preferred stock (including dividends) been converted into common stock immediately prior to such a liquidation, or (iii) 1.25 times the applicable Original Issue Price, plus any accruing dividends accrued but unpaid thereon, whether or not declared.
The Series A Preferred Stock also provides the holder the option to convert to Common Stock on and after the earlier to occur of (i) the closing of the de-SPAC, (ii) the consummation of an IPO, or (iii) the effectiveness of a direct listing in which the Common Stock becomes listed on a national securities exchange. The Series A Preferred Stock will also mandatorily convert to Common Stock in the event of a qualified IPO or a SPAC Merger event where the transaction results in more than $150,000,000 in gross proceeds to the Company, or the written election of each individual Preferred Stockholder.
In April 2023, the Board Member’s private investor debt of $1,000,000 was converted to 2,235 shares of Series A Preferred Stock at a price of $447.41 per share.

During the year ended December 31, 2023, a total of
44,700
shares of Series A Preferred Stock were sold to different investors at a price of $
447.41
per share for a total cash price of $
20,000,000
.
The following table provides a reconciliation of the Series A Preferred Stock included in mezzanine equity in the consolidated balance sheets for the years ended December 31, 2023 and 2022 (in whole dollars):

	Shares	Amount
Balance, December 31, 2022	—	$—
Conversion of debt into Series A Preferred Stock	2,235	1,000,000
Issuance and sale of Series A Preferred Stock, net of offering costs of $ 1,298,387	44,700	18,701,574
Accrual of Series A cash dividend	—	328,638
Accrual of Series A PIK dividend	1,468	657,277
Series A cash dividend paid	—	(176,545)

Balance, December 31, 2023	48,403	$20,510,944

Distributions
Distributions of $153,315 and $179,442 were made to
non-controlling
members during the years ended December 31, 2023
,
and 2022, respectively.
Dividends
PIK Dividends associated with the Company’s Series A Preferred Stock were $657,277 for the year ended December 31, 2023. Cash Dividends associated with the Company’s Series A Preferred Stock were $328,638 for the year ended December 31, 2023, of which $176,545 was paid out during 2023. There were no Cash or PIK Dividends associated with the Company’s Series A Preferred Stock declared for the year ended December 31, 2022. No dividends associated with the Company’s common stock were declared for the years ended December 31, 2023, and 2022.
Earnings (Loss) Per Share (“EPS”)
Earnings (loss) per share of Class A and Class B is calculated using the two-class
method. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. This includes shares issued for little or no consideration in the form of warrants with a nominal strike price that are convertible into Class A common shares. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.
The rights, including the liquidation and dividend rights, of the holders of Class A and Class B stock are identical. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B stock as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.
The Series A Preferred Stock issued during the 2023 fiscal year participates in dividends with the Company’s Common Stock and is th
erefore considered to be a participating security. The participating Series A Preferred Stock is not required to absorb any net loss.

F-6
1

The reconciliation of the numerator and denominator of the Company’s basic and diluted earnings (loss) per share of Class A and B is shown in the following table (in whole dollars, except share and per share amounts):

	December 31,
	2023		2022
	Class A	Class B	Class A	Class B
Numerator
Allocation of undistributed (losses)	$(10,152,148)	$(6,151,242)	$(9,497,987)	$(6,547,549)

Denominator
Weighted average shares outstanding	240,787	150,700	211,400	150,700
Weighted average warrants with nominal strike price outstanding	7,931	—	7,208	—

Weighted average common shares outstanding – basic	248,718	150,700	218,608	150,700

Basic net (loss) per share	$(40.82)	$(40.82)	$(43.45)	$(43.45)
Diluted net (loss) per share	$(40.82)	$(40.82)	$(43.45)	$(43.45)

Common stock equivalents:
Convertible debt	—	—	33,526	—
Class B conversion	150,700	—	150,700	—
Stock options	36,680	—	—	—
Series A Preferred Stock	46,935	—	—	—
Series A Preferred Stock PIK Dividend	1,468	—	—	—
The common stock equivalents, presented based on amounts outstanding, we re
excluded from
the
calculation of diluted net loss per share attributable to common stockholders because their inclusion would have been anti-dilutive.

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS MEASURED ON A RECURRING BASIS
In December 2023, the Company entered into certain agreements in connection with the SPAC merger transaction (“SPAC Sponsor Loans”). Under these agreements, the Company has certain financial obligations that are contingent upon the closing of the de-SPAC transaction whereby the Company will deliver a variable number of common stock shares if the de-SPAC transaction does not close and will pay a cash bonus to the counterparty if the de-SPAC transaction does close. These financial obligations are accounted for as derivative liabilities under ASC 815 and are presented within other current liabilities in the Consolidated Balance Sheets. Changes in the fair value of the liability are recorded in the statement of operations each period.
The Company established the initial fair value of the SPAC Sponsor Loan liabilities at
$546,750
on December 6, 2023, the effective date of the underlying agreements. The liabilities were classified as Level 3 at the initial measurement date due to the use of significant unobservable inputs. The fair value was determined based on the fixed value of the respective payouts and the likelihood of each payout occurring. The change in fair value from inception to December 31, 2023, was not material.

15.	RELATED PARTY TRANSACTIONS
The Company had a financing arrangement with OEE Buyer, LLC, a related party that is an entity owned by the majority member of the Company, as well as with other related parties including a Board Member and a Stockholder. See Note 8,
Financing Arrangements
, for additional information on the transactions.

F-6
2

In August

2022, the Inflation Reduction Act (“IRA”) was signed into law introducing transferability provisions which allow eligible taxpayers to elect to transfer and sell the Business Energy Investment Tax Credit (“ITC”) for capital investments in renewable energy projects to an unrelated entity. The ITC is a one-time
credit based on the dollar amount of the investment and is earned when the equipment is placed into service and is subject to meeting other eligibility requirements detailed under the IRA. In light of the new regulations, the Company received a $
2,000,000
deposit from a related party in December 2022 to purchase the investment tax credit (“ITC”) that the Company could qualify for upon completion of construction and placing the wind turbines into service for OEE XXXIII LLC, a Consolidated Project Company. The project was completed in December 2023, and the full ITC earned by the project was sold at a discount to the related party for $
2,000,000
.
In 2023, the Company received a $3,000,000 deposit from a related party to purchase the investment tax credits that the Company could qualify for upon completion of construction and placement into service of OEE XXXIV LLC and OEE XXXVI LLC, both Consolidated Project Companies. The projects are still under construction and are expected to be completed by the end of 2024. As the project is still under construction, it does not yet qualify for the ITC. The Company has recorded the cash received as deposits held for $3,000,000 and $2,000,000 on the accompanying consolidated balance sheet as of December 31, 2023
,
and 2022, respectively.
In 2023 a Company Board Member agreed to serve as the Interim Chief Financial Officer of the Company and was compensated on a cash basis as an at-will
employee. The compensation was deferred until the completion of the de-SPAC
transaction and or another similar liquidity event.
One of the SPAC Sponsor Loans discussed in Note 14,
Fair Value of Financial Instruments Measured on a Recurring Basis,
was with a related party. The liability had an initial fair value of $363,600.

1 6 .	REPORTABLE SEGMENTS
Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company conducts its operations through two operating segments which have been identified as two reportable segments. The reportable segments are consistent with the Company’s strategic focus which is based on the duration of customer contracts.
The marketing strategy outlines the Company’s major business lines and service offerings which are:

•
Wind for Industry: The Company develops and operates
on-site,
megawatt-scale wind power systems for industrial clients through their Project Companies, delivering energy through long-term, fixed-rate agreements.

•
Managed High Voltage (“Managed HV”): The Company modernizes aging industrial high-voltage systems with state-of-the-art,
digital infrastructure. This service enhances
on-site
power distribution efficiency and resilience and facilitates the integration of renewables and other power solutions on-site.

•
Net Zero Projects: These projects aim for balanced annualized grid energy consumption by integrating various renewable energy technologies. Tailored to each commercial and industrial customer, these projects significantly reduce grid reliance, offer price certainty, and minimize carbon footprints.

•	Megawatt Hubs: Designed for emerging energy-intensive industries, these hubs support applications like fleet scale electric vehicle charging, data centers, and digital currency operations.
By categorizing projects based on customer contracts that provide long-term services and short-term services, the Company mirrors the differentiation highlighted in its marketing efforts. This segmentation allows stakeholders to easily recognize the scope and scale of projects undertaken, from long-term, comprehensive energy solutions to shorter-term, flexible projects.

F-6
3

The Company’s CODM is its Chief Executive Officer who is charged with management of the Company and is responsible for the evaluation of operating performance and decision making about the allocation of resources to operating segments based on the duration of contracts. Segment financial performance is evaluated based on revenue generation and operating profit generation or loss.
As of December 31, 2023, and 2022, the Company’s two operating segments are as follows:

•
Long Term Contracts.
This segment includes Wind for Industry projects, which derive their revenue through PPAs/REAs and the sale of generated renewable energy credits, and Managed HV and NetZero projects, which derive their revenue from other sources, all of which have long-term customer contracts with a contracted delivery period of greater than 10 years.

•
Short Term Contracts.
This segment includes Megawatt Hub projects (which derive their revenue through lease income and Energy Costs), construction, consulting and other sources that have short-term customer contracts with a contracted delivery period of up to 10 years.

Costs incurred for general corporate services, including finance, legal, and certain other costs that are provided to the segments are reported within Corporate and eliminations.
Selected consolidated financial information by segment for the years ended December 31, 2023, and 2022, shown as follows (with intercompany transactions eliminated in Corporate and eliminations):

	For the Year Ended December 31, 2023
	Long Term Contracts	Short Term Contracts	Corporate and Eliminations	Total
Operating revenues	$4,025,202	$1,884,197	$99,589	$6,008,988
Depreciation, amortization, and accretion expense	$2,858,625	$873,811	$269,092	$4,001,528
Loss from operations	$(555,992)	$(4,826,006)	$(12,872,854)	$(18,254,852)

	For the Year Ended December 31, 2022
	Long Term Contracts	Short Term Contracts	Corporate and Eliminations	Total
Operating revenues	$4,399,220	$3,527,403	$(5,470)	$7,921,153
Depreciation, amortization, and accretion expense	$2,817,765	$411,655	$322,857	$3,552,277
Loss from operations	$(84,150)	$(1,642,740)	$(8,334,163)	$(10,061,053)

	As of December 31, 2023
	Long Term Contracts	Short Term Contracts	Corporate and Eliminations	Total
Total assets	$50,777,471	$8,406,573	$16,601,224	$75,785,268
Total capital expenditures	$2,091,966	$2,018,227	$2,756,117	$6,866,310

	As of December 31, 2022
	Long Term Contracts	Short Term Contracts	Corporate and Eliminations	Total
Total assets	$44,133,316	$7,246,214	$16,898,426	$68,277,956
Total capital expenditures	$348,183	$5,868,507	$3,942	$6,220,632

F-6
4

In the years ended December 31, 2023, and 2022, the Company had four major customers with revenues exceeding 10% of total operating revenues.

		December 31,
	Segment	2023	2022
Customer A	Long Term Contracts	22%	22%
Customer B	Long Term Contracts	18%	19%
Customer C	Short Term Contracts	*	18%
Customer D	Short Term Contracts	*	17%
Customer E	Long Term Contracts	16%	*
Customer F	Short Term Contracts	15%	*

Total operating revenues from major customers		71%	76%

*	Does not represent 10% or more of operating revenues in the respective year.
The Company’s property and equipment are located in the United States. In addition, the Company’s operations are conducted in the State of Ohio within the United States.
Refer to Note 7,
Revenues, Disaggregated Revenues
, for information on revenues from external customers.

1 7 .	SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions through May 1
3
, 2024, the date the financial statements were available to be issued, and concluded that, other than as described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the consolidated financial statements.
Turbine failure
On January 22, 2024, a single blade at one of the Company’s projects in Findlay, Ohio experienced a structural failure and separated from the rotor, falling to the ground. The Company took the cautionary step of shutting down all of its turbines and completing a root cause investigation until a cause was identified
.
 In April 2024 the Company substantially completed its root cause investigation and began controlled restarts and mitigating repairs of the fleet. The full fleet is expected to remain operational through its original useful life once mitigating repairs are completed on affected turbines.
For the three months ended March 31, 2024, the Company experienced reduced revenue due to this incident. The Company believes that a combination of warranty policies and business interruption insurance will result in the Company recovering substantially all of the lost revenue. The Company does not expect to be responsible for the costs of the mitigating repairs.
Preferred Stock
On January 31, 2024, a total of
 2,682 shares of Series A Preferred Stock were sold to an institutional investor at a price of $447.41 per share for a total cash price of $1,200,000.
On February 15, 2024, a total of 2,233 shares of Series A Preferred Stock were sold to three separate investors at a price of $447.41 per share for a total cash price of $1,000,000.
On Ma
y 10, 2
024, a total

of 11,175 shares of Series A Preferred Stock were sold to an institutional investor at a price of $447.41 per share for a total cash price of $5,000,000.

F-6
5

OECC Fleet Alpha Debt
On February 15, 2024, when the Debt Service Coverage Ratio was calculated for the fourth quarter of 2023, the ratio decreased below a threshold which necessitates that the amount being held in a cash reserve is increased to nine months of debt service plus a $250,000 operating reserve minimum by March 31, 2024.
Equipment Lease
In January 2024, the Company entered into a lease agreement for an electric semi-truck.
Pursuant to the lease agreement, the lease term is estimated to commence in January 2024. The initial lease term is 3 years from the commencement date and includes no extensions. Annual lease payments during each year are approximately $154,980.
Business Combination Agreement
On August 14, 2023, One Energy Enterprises Inc. entered into a Business Combination Agreement (the “BCA”) for a de-SPAC
transaction with TortoiseEcofin Acquisition Corp. III (“TRTL”), a Special Purpose Acquisition Corporation (“SPAC”), TRTL Holding Corp. (“Pubco”), TRTL III Merger Sub Inc., and OE Merger Sub Inc. (together with TRTL III Merger Sub Inc., the “Merger Subs”). Pubco is a wholly owned subsidiary of TRTL, and the Merger Subs are wholly-owned subsidiaries of Pubco. Pursuant to the BCA, subject to the terms and conditions set forth therein, (i) TRTL will domesticate as a Delaware corporation, (ii) TRTL III Merger Sub Inc. will merge with and into TRTL, with TRTL surviving the merger and, as a result of the merger, TRTL will become a wholly-owned subsidiary of Pubco, (iii) OE Merger Sub Inc. will merge with and into the Company, with the Company surviving the merger and, as a result of the merger, the Company will become a wholly-owned subsidiary of Pubco and (iv) Pubco will be renamed “One Power Company”. The merger is subject to various conditions outlined in the BCA, and as a result the BCA had not yet closed when the consolidated financial statements were approved for issuance.
On February 14, 2024, an amendment was made to the BCA, incorporating a new dual-entity merger mechanism into the transaction. There were no other significant changes that impacted the de-SPAC
transaction.
Short-Term Borrowing from Related Party (Stockholder)
In 2024, the Company established a short-term borrowing facility with a stockholder of the Company who is classified as a related party. This facility is designed to address cash flow shortfalls by allowing the Company to borrow for periods up to four weeks, but not extending beyond the end of any financial quarter. There is no obligation on the part of the stockholder to advance funds under this facility. As of the date of these financial statements, the outstanding balance of this facility is zero. Borrowings under this arrangement incur an interest rate of 5% per week.
Private Investor (Stockholder) Building Mortgage
During March 2024, the Company borrowed $2.0 million from a related party at an interest rate of 12%. In April the facility was resized to a total of $3.0 million. The facility has a three-year term, and it is secured b
y a fir
st mortgage on the Company’s office building in Findlay, Ohio. There is no prepayment penalty associated with this facility.

2024 SPAC Sponsor Loans & Subscription Agreement
During 2024, the Company entered into certain agreements, including eight agreements with related parties and one agreement with an unrelated party, in connection with the SPAC merger transaction (“2024 SPAC

F-6
6

Sponsor Loans”). Under these agreements, the Company has certain financial obligations that are contingent upon the closing of the de-SPAC transaction. Specifically, the Company has an obligation to deliver a variable number of common stock shares equal to $1,033,000 to the counterparty if the de-SPAC transaction does not close, as well as an obligation to pay a cash bonus of $516,500 to the counterparty in the event the de-SPAC transaction does close. These financial obligations are expected to be accounted for as derivative liabilities under ASC 815.
In connection with the SPAC merger transaction, the Company also entered into an agreement with a separate related party (“Subscription Agreement”). Under this agreement, the Company has the obligation to deliver a variable number of common stock shares equal to $
400,000
to the counterparty in the event that the de-SPAC transaction does not close. This financial obligation is expected to be accounted for as a liability under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”).
* * * * * *

Annex A

Execution Version

AMENDED & RESTATED

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

TortoiseEcofin Acquisition Corp. III,

TRTL Holding Corp.,

OEE Merger Sub Inc.,

TRTL III First Merger Sub Inc.,

AND

One Energy Enterprises Inc.

DATED AS OF FEBRUARY 14, 2024

AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

This AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of February 14, 2024, is made by and among (i) TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated with limited liability (“TortoiseCorp III”), (ii) TRTL Holding Corp., a Delaware corporation and a wholly owned subsidiary of TortoiseCorp III (“Pubco”), (iii) TRTL III First Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“TRTL Merger Sub”), (iv) OEE Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Company Merger Sub” and together with TRTL Merger Sub, the “Merger Subs”), and (v) One Energy Enterprises Inc., a Delaware corporation (the “Company”). TortoiseCorp III, Pubco, the Merger Subs and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS TortoiseCorp III, TRTL III Merger Sub, a Delaware corporation, and the Company entered into that certain Business Combination Agreement dated as of August 14, 2023 (the “Original Business Combination Agreement”);

WHEREAS, TortoiseCorp III and the Company, in accordance with Section 8.3 of the Original Business Combination Agreement, desire to amend and restate the Original Business Combination Agreement in its entirety;

WHEREAS, TortoiseCorp III is a blank check company incorporated as a Cayman Islands exempted company on February 3, 2021 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, (i) prior to the date of this Agreement, TortoiseCorp III formed Pubco as a wholly owned subsidiary, and (ii) Pubco formed each of TRTL Merger Sub and Company Merger Sub as wholly owned subsidiaries;

WHEREAS, TortoiseCorp III directly owns 100% of the equity interests of Pubco, and in turn, Pubco owns 100% of the equity interests of each of TRTL Merger Sub and Company Merger Sub;

WHEREAS, pursuant to the Governing Documents of TortoiseCorp III, TortoiseCorp III is required to provide an opportunity for its shareholders to have their outstanding TortoiseCorp III Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the TortoiseCorp III Shareholder Approval;

WHEREAS, concurrently with the execution of the Original Business Combination Agreement, TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), the Other Class B Shareholders, TortoiseCorp III, the Company and the other parties thereto entered into the sponsor letter agreement, substantially in the form attached to theOriginal Business Combination Agreement as Exhibit A thereto (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Shareholder have agreed to (a) vote in favor of the Original Business Combination Agreement and the transactions contemplated thereby (including the Domestication and the Company

Merger) and (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of TortoiseCorp III and any other anti-dilution or similar protection with respect to the TortoiseCorp III Class B Shares (whether resulting from the transactions contemplated by the subscription agreements with investors or otherwise), in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement, which Sponsor Letter Agreement shall be amended after the date hereof to include Pubco as a party and to approve the additional Transactions contemplated by this Agreement;

WHEREAS, Pubco owns all of the issued and outstanding capital stock of the Merger Subs, each of which was formed for the sole purpose of the Mergers (as defined below);

WHEREAS, on the Closing Date, prior to the time at which the Effective Time occurs, TortoiseCorp III shall transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part XII of the Cayman Islands Companies Act (as amended) (the “Cayman Islands Act”) (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the Closing Date, following the Domestication, (a) TRTL Merger Sub will merge with and into TortoiseCorp III (the “TRTL Merger”), with TortoiseCorp III as the surviving company in the TRTL Merger and, as a result of the TRTL Merger, TortoiseCorp III will become a wholly owned Subsidiary of Pubco with security holders of TortoiseCorp III receiving securities of Pubco with terms substantially equivalent to the terms of the TortoiseCorp III Securities, and (b) (i) Company Merger Sub will merge with and into the Company (the “Company Merger” and together with the TRTL Merger, the “Mergers”), with the Company as the surviving company in the Company Merger and, as a result of the Company Merger, the Company will become a wholly owned Subsidiary of Pubco and each Company Share will be automatically converted as of the Effective Time into the right to receive Pubco Shares and (ii) the Company Options (as defined herein) shall be assumed by Pubco with the result that such assumed Company Options shall be replaced with Assumed Options (as defined herein) exercisable into Pubco Common Shares (with equitable adjustments to the number and exercise price of such assumed Company Options), in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, at the Closing, the Sponsor and certain other Persons will enter into an amended and restated registration and shareholder rights agreement, in a form reasonably acceptable to the Parties (the “Registration Rights Agreement”), pursuant to which, among other things, the investors party thereto will be granted certain registration rights with respect to their respective Pubco Shares, on the terms and subject to the conditions therein;

WHEREAS, the board of directors of TortoiseCorp III (the “TortoiseCorp III Board”),Pubco and each Merger Sub have (a) approved this Agreement, the Ancillary Documents to which the respective companies is or will be a party and the transactions contemplated hereby and thereby (including the Domestication and the Mergers) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Domestication and the Mergers) by the holders of TortoiseCorp III, Pubco, TRTL Merger Sub and Company Merger Sub shares entitled to vote thereon;

WHEREAS, the board of directors of the Company has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger) by the holders of Company Shares entitled to vote thereon;

WHEREAS, concurrently with the execution of the Original Business Combination Agreement, Jereme Kent, CAS Ohio LLC and RES Ohio LLC (collectively, the “Supporting Company Shareholders”) duly executed and delivered to TortoiseCorp III a transaction support agreement, substantially in the form attached to the Original Business Combination Agreement as Exhibit C thereto (collectively, the “Transaction Support Agreement”), pursuant to which, among other things, each such Supporting Company Shareholder agreed to, among other things, (a) support and vote in favor of the Original Business Combination Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger) and (b) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing, which Transaction Support Agreement shall be amended after the date hereof to include Pubco as a party and to approve the additional Transactions contemplated by this Agreement;

WHEREAS, at the Closing, the Company, Sponsor and certain Company Shareholders will enter into a Lock-Up Agreement, in a form to be mutually agreed between Pubco, Tortoise III and the Company (the “Lock-Up Agreements”), which Lock-Up Agreements shall become effective as of the Closing; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute and hereby is adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), (b) the Domestication be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (c) the Mergers shall, collectively, constitute an exchange governed by the provisions of Section 351 of the Code (clauses (a)-(c), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Additional TortoiseCorp III SEC Reports” has the meaning set forth in Section 4.7.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Adjusted Equity Value” means an amount equal to the sum of (i) the Equity Value, plus (ii) the aggregate amount of the exercise prices for all Company Common Shares under In-the-Money Company Options in accordance with their terms (and assuming no cashless exercise).

“Aggregate Common Share Consideration” means an aggregate number of Pubco Common Shares equal in value to the Equity Value, minus the product of (i) the Aggregate Preferred Share Consideration multiplied by (ii) the Pubco Common Share Value.

“Aggregate Preferred Share Consideration” means an aggregate number of Pubco Preferred Shares equal to the number of Company Preferred Shares outstanding as of immediately prior to the Effective Time (provided that upon exercise such shares shall convert into Pubco Common Shares after applying the Conversion Ratio).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.3.

“Amended Pubco Certificate of Incorporation” has the meaning set forth in Section 2.1(g).

“Ancillary Documents” means the Registration Rights Agreement, Sponsor Letter Agreement, the Transaction Support Agreement, the Contingent Stock Rights Agreement, the Lock-Up Agreements, the Amended Pubco Certificate of Incorporation, and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Assumed Option” has the meaning set forth in Section 2.1(f)(ix).

“Business Combination” has the meaning ascribed to such term in TortoiseCorp III’s Governing Documents.

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business; provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Entity if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), any current federal, state or local Laws or guidance relating to the COVID-19 pandemic and any similar or successor legislation, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum for the Secretary of the Treasury signed on August 8, 2020.

“Cayman Islands Act” has the meaning set forth in the recitals to this Agreement.

“CBA” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works counsel or other employee representative body.

“Change in Recommendation” has the meaning set forth in Section 5.8.

“Change of Control Payment” means (a) any severance, success, change of control, retention, transaction bonus or other similar payment or amount to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the date of the Latest Balance Sheet and ending on the Closing Date.

“Charter Extension Amendment” has the meaning set forth in Section 5.10(a).

“Charter Proposal” has the meaning set forth in Section 5.8.

“Closing” has the meaning set forth in Section 2.2.

“Closing Company Financial Statements” has the meaning set forth in Section 3.4(b).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means any inquiry, proposal or offer concerning (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company or any of its controlled Affiliates or (ii) acquires, is granted, leased or licensed or otherwise purchases all or a material portion of assets, properties or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, liquidation, dissolution, recapitalization, reorganization, amalgamation, scheme of arrangement, share exchange, business combination, purchase or issuance of equity securities, tender offer or otherwise), or (b) any issuance, sale or acquisition of any portion of the equity interests or voting power or similar investment in the Company or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Certificates” has the meaning set forth in Section 2.1(e)(vii).

“Company Common Shares” means shares of common stock, par value $0.0001 per share, of the Company, including Class A common stock and Class B common stock.

“Company Convertible Instrument Agreement” means the Warrant to Purchase Class A Shares in One Energy Enterprises Inc. issued to CAS Ohio LLC, dated as of May 1, 2022.

“Company Convertible Instruments” means the outstanding obligations of the Group Companies under the Company Convertible Instrument Agreement.

“Company Convertible Securities” means, collectively, the Company Convertible Instruments, the Company Options, and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities (including debt securities) convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company D&O Persons” has the meaning set forth in Section 5.15(a).

“Company D&O Tail Policy” has the meaning set forth in Section 5.15(c).

“Company Data” means all databases, data compilations and other data, including retail measurements, consumer panels, product descriptors, classifications, features, and identifiers, order, sales, transactions, inventories, purchasing, preference and consumption data, market segmentation, performance and channel data, and supplier, vendor, distributor and customer lists and market research and studies, in each case that is utilized in connection with the operation of a Group Company, whether in hard copy or electronic or other format, and whether or not de-identified, aggregated, anonymized, compiled or structured.

“Company Disclosure Schedules” means the disclosure schedules to the Original Business Combination Agreement that were delivered to TortoiseCorp III by the Company on the date of the Original Business Combination Agreement.

“Company Earnout Period” means the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary thereof.

“Company Earnout Shares” has the meaning set forth in Section 2.6(a).

“Company Exchanges” has the meaning set forth in Section 2.1(f).

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, (b) the aggregate amount of Change of Control Payments that are payable as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement that when paid constitute compensation to the recipient, transaction or similar bonuses, stay bonuses, retention payments and any other similar payments (including, in each case, the employer portion of any unemployment, social security or payroll Taxes thereon, determined as if such amounts were payable at the Closing) that are created, accelerated, accrued, become payable to, or in respect of any current or former employee or other individual service provider, but excluding “double trigger” payments and any payment due as a result of an action taken on or after the Closing Date or after the consummation of the transactions contemplated by this Agreement (including the termination of any employee on the Closing Date or after the consummation of such transaction), (c) any other fees in connection with TortoiseCorp III’s initial public offering, and (d) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee and fifty percent (50%) of any filing fee related to the Registration Statement/Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any TortoiseCorp III Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a), Section 3.2(c) and Section 3.2(f) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect) and Section 3.17 (Brokers).

“Company IT Systems” means all networks, servers, endpoints, computer systems, platforms, Software, computer hardware, firmware, middleware, data communication lines, routers, hubs, storage, switches and all other information technology systems, Databases, servers, network equipment, including all electronic connections between and among them, and related documentation, in each case, owned, licensed or leased by or used in the operation of a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that are licensed to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Company Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any Laws applicable to the Group Companies, (v) changes in the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) and clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Merger” has the meaning set forth in the recitals to this Agreement.

“Company Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Company Merger Sub.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliate, Representative, successor or permitted assign of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Option” means an option to purchase Company Common Shares that was granted pursuant to the Company Stock Incentive Plan.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies, including the Intellectual Property Rights set forth on Section 3.13(a) of the Company Disclosure Schedule.

“Company Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company, including Series A preferred stock.

“Company Product” means all products and services (including products and services under development) that are, as of the date of this Agreement, being developed, marketed, offered, sold, licensed, provided or distributed by or on behalf of the Group Companies.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of, any Group Company.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Related Party Transactions” has the meaning set forth in Section 3.19.

“Company Sale” means any transaction or series of transactions (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons obtains direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing 50% or more of the voting power of or economic rights or interests in Pubco, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the Pubco Board immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of Pubco immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into 50% or more of the combined voting power of the then-outstanding voting securities of the person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of Pubco to any Person.

“Company Shareholder Written Consent” has the meaning set forth in Section 5.13(b).

“Company Shareholder Written Consent Deadline” has the meaning set forth in Section 5.13(b).

“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time prior to the Effective Time.

“Company Shareholders Agreement” means the Stockholders’ Agreement, dated as of December 29, 2021, and amended and restated as of April 12, 2023, by and among the Company and the Company Shareholders party thereto.

“Company Shares” means the Company Common Shares and the Company Preferred Shares.

“Company Stock Incentive Plan” means the One Energy Enterprises, Inc. 2023 Stock Incentive Plan.

“Company Surviving Subsidiary” has the meaning set forth in Section 2.1(e)(i).

“Company Surviving Subsidiary Share” has the meaning set forth in Section 2.1(e)(vi).

“Company Triggering Events” means Company Triggering Event I and Company Triggering Event II, respectively.

“Company Triggering Event I” means the first date on which the Pubco VWAP is greater than $12.50 for any twenty (20) Trading Days out of any thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination within the Company Earnout Period.

“Company Triggering Event II” means the first date on which the Pubco VWAP is greater than $15.00 for any twenty (20) Trading Days out of any thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination within the Company Earnout Period.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of October 22, 2022, by and between TortoiseCorp III and One Energy Enterprises Inc.

“Consent” means any notice, authorization, declaration, expiration or termination of any applicable waiting period (including any extension thereof), qualification, registration, filing, notification, waiver, variance, registration, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Continental” means Continental Stock Transfer & Trust Company.

“Contingent Stock Rights Agreement” means that certain Contingent Stock Rights Agreement, to be entered into prior to or in connection with the Closing, by and among TortoiseCorp III, Jereme Kent and Continental, substantially in the form attached to the Original Business Combination Agreement as Exhibit D thereto, as such Contingent Stock Rights Agreement is amended after the date of this Agreement to, among other things, add Pubco as a party.

“Continuum” means that certain Software entitled Continuum®, which is an open-source wind flow and project development tool created and owned by the Company.

“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Conversion Ratio” has the meaning set forth in Section 2.3.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Crossover Financing” means a preferred equity financing consummated prior to Closing, not exceeding $35,000,000, that is issued on the same terms and conditions as the Company Preferred Shares that were outstanding as of the date of the Original Business Combination Agreement.

“CSR” means contractual contingent stock rights of qualifying holders to receive, in certain circumstances, a contingent payment in the form of Pubco Common Shares (or such other form as is provided for therein) pursuant to the terms and conditions of the Contingent Stock Rights Agreement.

“CSR Escrow Account” has the meaning set forth in Section 2.7.

“CSR Escrow Agent” has the meaning set forth in Section 2.7.

“CSR Escrow Agreement” has the meaning set forth in Section 2.7.

“CSR Escrow Shares” has the meaning set forth in Section 2.7.

“Databases” means any and all databases, data collections and data repositories of any type and in any form (and all corresponding data and organizational or classification structures or information), together with all rights therein.

“Data Rights” has the meaning set forth in the definition of Intellectual Property Rights.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Dissenting Shareholder” has the meaning set forth in Section 2.9.

“Dissenting Shares” has the meaning set forth in Section 2.9.

“Domestication” has the meaning set forth in the recitals to this Agreement.

“Domestication Proposal” has the meaning set forth in Section 5.8.

“Effective Time” has the meaning set forth in Section 2.1(e)(ii).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other incentive, bonus, commission, profit-sharing, stock option, stock purchase, stock ownership, other equity or equity-based compensation, employment, individual independent contractor, individual consulting, compensation (other than base salary or base wage rate), vacation or other leave, change in control, retention, transaction, supplemental retirement, severance, separation pay, health, medical, disability, life insurance, welfare, deferred compensation, fringe benefit, employee loan (but excluding loans under a qualified 401(k) plan) or other benefit or compensatory plan, program, policy, practice, scheme, Contract or other arrangement that any Group Company maintains, sponsors, contributes to or is required to contribute to, or under or with respect to which any Group Company has any Liability.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment or cultural, biological or natural resources, or human health or safety, including relating to the release, treatment, storage, generation, use or disposal of, or exposure to, Hazardous Substances.

“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means (a) $300,000,000 minus (b) all Indebtedness of the Group Companies as of immediately prior to the Closing, other than non-recourse project finance debt incurred in the ordinary course of business after the date of the Original Business Combination Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means each entity that is treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.4(a).

“Exchange Fund” has the meaning set forth in Section 2.4(c).

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Financing Agreement” has the meaning set forth in Section 5.20(c).

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“Fully-Diluted Company Shares” means the total number of issued and outstanding Company Common Shares, (a) treating Company Preferred Shares on an as-converted to Company Common Shares basis and (b) treating all outstanding in-the-money Company Convertible Securities as fully vested and as if the Company Convertible Security had been exercised as of the Effective Time, but excluding any Company Securities held as treasury stock.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governing Document Proposals” has the meaning set forth in Section 5.8.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation, and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, provincial, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, governmental commission or other authority (including the North American Electric Reliability Corporation and any regional transmission organization or independent system operator), branch, department, official, board, bureau, instrumentality or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any public or private arbitral body or mediator.

“Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any material, substance, waste or chemical that is regulated by, or for which Liability or standards of conduct may be imposed pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, noise, odor, toxic mold or radon.

“Hennessy” means the Hennessy Capital Growth Partners Fund I SPV V, LLC.

“Hennessy Warrants” means Private Placement Warrants of Sponsor held by Hennessy.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“In-the-Money Company Option” means a Company Option with an exercise price less than the Per Share Price.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (g) any outstanding severance obligations with respect to terminations that occurred or occur prior to the Closing Date and any accrued or earned bonuses or deferred compensation to the extent unpaid prior to Closing, (h) any underfunded pension liability, unfunded deferred compensation plan obligations (including with respect to any Employee Benefit Plan intended to be qualified under Section 401(a) of the Code), outstanding severance obligations and post-retirement health or welfare benefits and (i) any of the obligations of any other Person of the type referred to in clauses (a) through (h) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person. For the avoidance of doubt, Indebtedness does not include Company Expenses or TortoiseCorp III Expenses. Indebtedness shall include any and all amounts necessary and sufficient to retire such Indebtedness, including principal (including the current portion thereof) and/or scheduled payments, accrued interest or finance charges, and other fees, penalties or payments (prepayment or otherwise) necessary and sufficient to retire such indebtedness at Closing.

“Intellectual Property Rights” means all intellectual property rights and related proprietary rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not (“Trade Secrets”); (e) rights in or to Software or other technology; (f) database rights, including rights under the European Union Directive 96/9/EC and all other similar rights throughout the world, whether or not arising by statute, even when not a creative work of authorship or non-public (“Data Rights”); and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“Jereme Kent” means (a) Jereme Kent, the individual, or (b) a living trust established by Jereme Kent, as the context so requires.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Kent CSR Shares” has the meaning set forth in Section 2.1(e)(vii).

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, national, state, local, foreign, national, multi-national or supranational statute, law (including common law and, if applicable, fiduciary or similar duties), act, statute, ordinance, treaty, Order, approval, rule, code, regulation or other binding directive, decision or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any of the Group Companies.

“Lenders” has the meaning set forth in Section 5.23.

“Lender shares” has the meaning set forth in Section 5.23.

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking. Notwithstanding the foregoing or anything to the contrary herein, Liability shall not include any Company Expenses or TortoiseCorp III Expenses.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Lock-Up Agreement” has the meaning set forth in the recitals to this Agreement.

“Lookback Date” means the date which is three (3) years prior to the date of this Agreement.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Merger Subs” has the meaning set forth in the introductory paragraph to this Agreement.

“Mergers” has the meaning set forth in the recitals to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“NYSE” means The New York Stock Exchange.

“NYSE Proposal” has the meaning set forth in Section 5.8.

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“Off-the-Shelf Software” means any Software or Database that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for an annual license fee of less than $100,000.

“Officers” has the meaning set forth in Section 5.16(a).

“Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Original Business Combination Agreement” has the meaning set forth in the Recitals.

“Other Class B Shareholders” means each holder of TortoiseCorp III Class B Shares other than (a) the Sponsor and (b) the qualified institutional buyers or institutional accredited investors who purchased TortoiseCorp III Class B Shares from the Sponsor in connection with TortoiseCorp III’s initial public offering.

“Other TortoiseCorp III Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of TortoiseCorp III Shares entitled to vote thereon, whether in person or by proxy at the TortoiseCorp III Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of TortoiseCorp III and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any of the Group Companies.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Price” means an amount equal to (i) the Adjusted Equity Value, divided by (ii) the Fully-Diluted Company Shares.

“Permits” means any consents, approvals, authorizations, franchises, clearances, licenses, registrations, permits, exemption, waiver, variance or certificates of, or granted by, any Governmental Entity.

“Permitted Financing” means (a) the Crossover Financing and (b) one or more debt financings or debt refinancings for project capital incurred by one or more Subsidiaries of the Company to finance projects consistent with past practice and in the ordinary course of business.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive rights in Intellectual Property Rights in the ordinary course of business consistent with past practice, and (g) other Liens (except for those securing Indebtedness) that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, business trust, trust, Governmental Entity or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information that identifies or is capable of being associated with an identified natural person, or that is defined as “personal information” or any similar term (e.g., “personal data” or “personally identifiable information”) under applicable Law.

“PPP” means the Paycheck Protection Program as described in the CARES Act and modified by the Small Business Administration and Department of Treasury guidance documents and FAQs, subsequent interim final rules, the Paycheck Protection Program Flexibility Act of 2020, Division N of the Consolidated Appropriations Act, 2021, the American Rescue Plan Act, and any subsequent amendments or updates to Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)(36)).

“Pre-Closing TortoiseCorp III Holders” means the holders of TortoiseCorp III Shares at any time prior to the Effective Time.

“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).

“Privacy Contracts” means all Contracts between any Group Company and any Person that govern the Processing of Personal Data.

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data.

“Privacy and Security Requirements” means any and all of the following to the extent applicable to Processing of Personal Data by or on behalf of the Group Companies or otherwise relating to privacy, data and cyber security, or Security Breach notification requirements, and in each case applicable to the Group Companies: (a) all applicable Privacy Laws, (b) provisions relating to Processing of Personal Data in all applicable Privacy Contracts, (c) all applicable Privacy and Data Security Policies and (d) industry standards to the extent applicable to the Group Companies, including the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Private Placement Warrants Termination Agreement” has the meaning set forth in Section 5.13(e).

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding, suit, petition, assessment, investigation, inquiry, mediation, or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, compilation, receipt, access, acquisition, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), destruction, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Pubco” has the meaning set forth in the Recitals.

“Pubco Board” means the board of directors of Pubco.

“Pubco Common Shares” means, shares of voting common stock, par value $0.0001 per share, of Pubco.

“Pubco Common Share Value” means $10.00.

“Pubco Equity Incentive Plan” has the meaning set forth in Section 5.19.

“Pubco Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of Pubco.

“Pubco Shares” means the Pubco Common Shares and the Pubco Preferred Shares.

“Pubco VWAP” means the volume-weighted average share price of Pubco Common Shares as displayed on Pubco’s page on Bloomberg (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on the applicable Trading Day.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses, concessions or other agreements (written or oral), pursuant to which the Group Companies hold any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Group Companies thereunder.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and active and operational Internet domain name registrations.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Registration Statement/Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of TortoiseCorp III.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required TortoiseCorp III Shareholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of TortoiseCorp III Shares entitled to vote thereon, whether in person or by proxy at the TortoiseCorp III Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of TortoiseCorp III and applicable Law.

“Required Governing Document Proposals” means the Governing Document Proposals solely to the extent related to the amendments to the Governing Documents of Pubco.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the NYSE Proposal and the Charter Proposal.

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the TortoiseCorp III Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Security Breach” means any (a) unauthorized acquisition of, access to, or loss of, or misuse (by any means) of, Personal Data; (b) unauthorized or unlawful Processing, sale or rental of Personal Data; (c) other act or omission that compromises the security or confidentiality of Personal Data; or (d) breach of security, phishing incident, ransomware or malware attack affecting any Company IT Systems.

“Significant Customer” has the meaning set forth in Section 3.21(a).

“Significant Supplier” has the meaning set forth in Section 3.21(b).

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Earnout Period” means the period commencing on the date immediately following the Closing Date and ending on and including the date of the two-year anniversary of the Closing Date.

“Sponsor Earnout Shares” has the meaning set forth in Section 2.8(a).

“Sponsor Loan” has the meaning set forth in Section 5.23.

“Sponsor Triggering Event” means the first date on which the Pubco VWAP is equal to or greater than $12.00 for any twenty (20) Trading Days out of any thirty (30) consecutive Trading Day ending on the Trading Day immediately prior to the date of determination within the Sponsor Earnout Period.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Supporting Company Shareholders” has the meaning set forth in the recitals to this Agreement.

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 7.1(d).

“TortoiseCorp III” means (a) prior to the consummation of the Domestication, TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated with limited liability, and (b) from and after the consummation of the Domestication, TortoiseEcofin Acquisition Corp. III, as domesticated in Delaware. Any reference to TortoiseCorp III in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or (b), as the context so requires.

“TortoiseCorp III Acquisition Proposal” means (a) any transaction or series of related transactions under which TortoiseCorp III or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in TortoiseCorp III or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, or the transactions contemplated hereby or thereby shall constitute a TortoiseCorp III Acquisition Proposal.

“TortoiseCorp III Board” has the meaning set forth in the recitals to this Agreement.

“TortoiseCorp III Board Recommendation” has the meaning set forth in Section 5.8.

“TortoiseCorp III Certificate” has the meaning set forth in Section 2.4(a).

“TortoiseCorp III Class A Shares” means, prior to the Domestication, TortoiseCorp III’s Class A ordinary shares, par value $0.0001 per share.

“TortoiseCorp III Class B Shares” means, prior to the Domestication, TortoiseCorp III’s Class B ordinary shares, par value $0.0001 per share.

“TortoiseCorp III Common Shares” means, from and after the consummation of the Domestication, shares of voting common stock, par value $0.0001 per share, of TortoiseCorp III.

“TortoiseCorp III D&O Persons” has the meaning set forth in Section 5.14(a).

“TortoiseCorp III Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by TortoiseCorp III on the date of the Original Business Combination Agreement.

“TortoiseCorp III Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a TortoiseCorp III Party in connection with TortoiseCorp III’s initial public offering (including any and all deferred expenses in connection therewith (including fees or commissions payable to the underwriters and any legal fees)), the operation of the business and affairs of TortoiseCorp III (including all amounts payable by TortoiseCorp III pursuant to any promissory note or other debt instrument to which it is a party), the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any TortoiseCorp III Party and (b) any other fees, expenses, commissions or other amounts that are allocated to any TortoiseCorp III Party pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee and fifty percent (50%) of any filing fee related to the Registration Statement/Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, TortoiseCorp III Expenses shall not include any Company Expenses and any TortoiseCorp III Expenses that are incurred and not paid as of the date of this Agreement shall be deemed to be Company Expenses.

“TortoiseCorp III Financial Statements” means all of the financial statements of TortoiseCorp III included in the TortoiseCorp III SEC Reports.

“TortoiseCorp III Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of TortoiseCorp III Parties).

“TortoiseCorp III Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the TortoiseCorp III Parties that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, TortoiseCorp III Liabilities shall not include any TortoiseCorp III Expenses.

“TortoiseCorp III Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the TortoiseCorp III Parties, taken as a whole, or (b) the ability of any TortoiseCorp III Party to consummate the Domestication or the TRTL Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an TortoiseCorp III Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any Laws applicable to any TortoiseCorp III Party, (v) the industries or markets in which any TortoiseCorp III Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including the impact thereof on the relationships, contractual or otherwise, of any TortoiseCorp III Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any TortoiseCorp III Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether an TortoiseCorp III Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on TortoiseCorp III Parties, taken as a whole, relative to other “SPACs”.

“TortoiseCorp III Non-Party Affiliates” means, collectively, each TortoiseCorp III Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any TortoiseCorp III Related Party (other than, for the avoidance of doubt, any TortoiseCorp III Party).

“TortoiseCorp III Parties” means, collectively, TortoiseCorp III, Pubco and the Merger Subs.

“TortoiseCorp III Private Units” means the units issued by TortoiseCorp III in a private placement to the Sponsor at the time of the consummation of the IPO consisting of one (1) TortoiseCorp III Class A Share and one-fourth (1/4) of one (1) TortoiseCorp III Private Warrant.

“TortoiseCorp III Private Warrant” means one (1) whole warrant of which one-fourth (1/4) was included as part of each TortoiseCorp III Private Unit, entitling the holder thereof to purchase one (1) TortoiseCorp III Class A Share at a purchase price of $11.50 per share.

“TortoiseCorp III Public Units” means the units issued in the IPO (including overallotment units acquired by TortoiseCorp III’s underwriter) consisting of one (1) TortoiseCorp III Class A Share and one-fourth (1/4) of one (1) TortoiseCorp III Public Warrant.

“TortoiseCorp III Public Warrant” means one (1) whole warrant of which one-fourth (1/4) was included as part of each TortoiseCorp III Public Unit, entitling the holder thereof to purchase one (1) TortoiseCorp III Class A Share at a purchase price of $11.50 per share.

“TortoiseCorp III Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of TortoiseCorp III.

“TortoiseCorp III Related Parties” has the meaning set forth in Section 4.9.

“TortoiseCorp III Related Party Transactions” has the meaning set forth in Section 4.9.

“TortoiseCorp III SEC Reports” has the meaning set forth in Section 4.7.

“TortoiseCorp III Securities” means the TortoiseCorp III Units, TortoiseCorp III Shares and TortoiseCorp III Warrants.

“TortoiseCorp III Shareholder Approval” means, collectively, the Required TortoiseCorp III Shareholder Approval and the Other TortoiseCorp III Shareholder Approval.

“TortoiseCorp III Shareholders Meeting” has the meaning set forth in Section 5.8.

“TortoiseCorp III Shareholder Redemption” means the right of the holders of TortoiseCorp III Class A Shares to redeem all or a portion of their TortoiseCorp III Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of TortoiseCorp III.

“TortoiseCorp III Shares” means (a) prior to the consummation of the Domestication, collectively, the TortoiseCorp III Class A Shares and the TortoiseCorp III Class B Shares and (b) from and after the consummation of the Domestication, the TortoiseCorp III Common Shares and the TortoiseCorp III Preferred Shares. Any reference to the TortoiseCorp III Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition, as the context so requires.

“TortoiseCorp III Units” means TortoiseCorp III Private Units and TortoiseCorp III Public Units, collectively.

“TortoiseCorp III Warrants” means the TortoiseCorp III Private Warrants and the TortoiseCorp III Public Warrants.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property Rights.

“Trading Day” means any day on which Pubco Common Shares are actually traded on the principal securities exchange or securities market on which Pubco Common Shares are then traded.

“Transaction Financing” has the meaning set forth in Section 5.20(c).

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Share Consideration” means the Aggregate Common Share Consideration plus the Aggregate Preferred Share Consideration.

“Transaction Support Agreement Deadline” has the meaning set forth in Section 5.13(a).

“Transaction Support Agreement” has the meaning set forth in the recitals to this Agreement.

“TRTL Certificate of Merger” has the meaning set forth in Section 2.1(e)(ii).

“TRTL Merger” has the meaning set forth in the recitals to this Agreement.

“TRTL Merger Effective Time” has the meaning set forth in Section 2.1(e)(i).

“TRTL Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“TRTL Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of TRTL Merger Sub.

“TRTL Surviving Subsidiary” has the meaning set forth in Section 2.1(e)(i).

“TRTL Surviving Subsidiary Share” has the meaning set forth in Section 2.1(e)(vi).

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Union” has the meaning set forth in Section 3.14(c).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid TortoiseCorp III Expenses” means the TortoiseCorp III Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Expenses” means all Unpaid Company Expenses and all Unpaid TortoiseCorp III Expenses.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable state or local Laws.

“Warrant Agreement” means that certain Warrant Agreement, dated as of July 19, 2021, by and between TortoiseCorp III and Continental, as warrant agent.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

ARTICLE 2

MERGERS

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a) Redemption. On the Closing Date, TortoiseCorp III shall redeem each TortoiseCorp III Class A Share from the Pre-Closing TortoiseCorp III Holders who shall have elected to redeem their TortoiseCorp III Class A Shares in connection with the transactions contemplated hereby pursuant to the Governing Documents of TortoiseCorp III.

(b) Reserved.

(c) Recapitalization. At least one day prior to the Closing Date, (i) TortoiseCorp III shall cause each TortoiseCorp III Class B Share that is issued and outstanding as of such date to be converted into one TortoiseCorp III Class A Share, and (ii), the Company shall cause each Company Class B Common Share that is issued and outstanding as of such date to be converted into one Company Class A Common Share on a 1:1 basis.

(d) Domestication. At least one day prior to the Closing Date, TortoiseCorp III shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Act. In connection with the Domestication, (i) each TortoiseCorp III Class A Share that is issued and outstanding immediately prior to the Domestication ((x) including, for the avoidance of doubt, any TortoiseCorp III Class A Share issued pursuant to Section 2.1(c) and (y) excluding, for the avoidance of doubt, any TortoiseCorp III Class A Share that is redeemed pursuant to Section 2.1(a)) shall become one TortoiseCorp III Common Share, (ii) each TortoiseCorp III Warrant that is outstanding immediately prior to the Domestication shall, from and after the Domestication, represent the right to purchase one TortoiseCorp III Common Share at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Warrant Agreement, (iii) the Governing Documents of TortoiseCorp III shall be amended and restated to be the Governing Documents of a Delaware corporation.

(e) The TRTL Merger.

(i) Following the consummation of the Domestication, on the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date TRTL Merger Sub shall merge with and into TortoiseCorp III at the TRTL Merger Effective Time. Following the TRTL Merger Effective Time, the separate existence of the TRTL Merger Sub shall cease and TortoiseCorp III shall continue as the surviving company in the TRTL Merger (the “TRTL Surviving Subsidiary”) and a wholly owned Subsidiary of Pubco.

(ii) At the Closing, the parties hereto shall cause a certificate of merger, in a form reasonably acceptable to TortoiseCorp III and the Company (the “TRTL Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The TRTL Merger shall become effective on the date and at the time at which the TRTL Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or at such later date and/or time as is agreed by TortoiseCorp III, TRTL Merger Sub, and the Company, and specified in the TRTL Certificate of Merger (the time the TRTL Merger becomes effective being referred to herein as the “TRTL Merger Effective Time”).

(iii) The TRTL Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the TRTL Merger Effective Time, all of the assets, properties, rights, privileges, powers and franchises of TRTL and TRTL Merger Sub shall vest in the TRTL Surviving Subsidiary and all debts, liabilities, obligations, restrictions, disabilities and duties of each of TRTL and TRTL Merger Sub shall become the debts, liabilities, obligations and duties of the TRTL Surviving Subsidiary, in each case, in accordance with the DGCL.

(iv) At the TRTL Merger Effective Time, the Governing Documents of TRTL Merger Sub shall become the Governing Documents of the TRTL Surviving Subsidiary except that the name of the TRTL Surviving Subsidiary shall be “TortoiseCorp III Acquisition Corp. III”.

(v) At the TRTL Merger Effective Time, the directors and executive officers the TRTL Surviving Subsidiary shall be the same as the board of directors and executive officers of Pubco, after giving effect to Section 5.16, each to hold office in accordance with the Governing Documents of the TRTL Surviving Subsidiary until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) At the TRTL Merger Effective Time, by virtue of the TRTL Merger and without any action on the part of any Party or any other Person, each share of TRTL Merger Sub Common Stock issued and outstanding immediately prior to the TRTL Merger Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the TRTL Surviving Subsidiary (each such share, a “TRTL Surviving Subsidiary Share”).

(vii) At the TRTL Merger Effective Time, every issued and outstanding TortoiseCorp III Unit shall be automatically detached and the holder thereof shall be deemed to hold one TortoiseCorp III Class A Share and one-fourth (1/4) of one (1) TortoiseCorp III Warrant in accordance with the terms of the applicable TortoiseCorp III Unit, which underlying TortoiseCorp III Securities shall be converted in accordance with the applicable terms of this Section 2.1 below.

(viii) At the TRTL Merger Effective Time, each issued and outstanding TortoiseCorp III Share (other than those described in Section 2.1(e)(x) below) shall be converted automatically into and thereafter represent the right to receive one Pubco Common Share and one (1) CSR (with the holders of TortoiseCorp III Private Units waiving their right to receive CSRs for their TortoiseCorp III Class B Shares (or shares of TortoiseCorp III Class A Shares issued upon conversion of TortoiseCorp III Class B Shares), following which, all TortoiseCorp III Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of certificates previously evidencing TortoiseCorp III Shares outstanding immediately prior to the TRTL Merger Effective Time shall cease to have any rights with respect to such shares except as provided herein or required under applicable Law. Each certificate previously evidencing TortoiseCorp III Shares (other than those described in Section 2.1(e)(x) below) shall be exchanged for a certificate representing the same number of Pubco Common Shares and CSRs upon the surrender of such certificate in accordance with Section 2.4. To the extent required by Section 262 of the DGCL, each certificate formerly representing TortoiseCorp III Shares owned by holders of TortoiseCorp III Shares who have validly elected to dissent from the TRTL Merger pursuant to Section 262 of the DGCL shall thereafter represent only the right to receive fair value for their TortoiseCorp III Shares in accordance with the applicable provisions of the DGCL.

(ix) At the TRTL Merger Effective Time, each issued and outstanding TortoiseCorp III Public Warrant shall be converted into one Pubco Public Warrant and each issued and outstanding TortoiseCorp III Private Warrant shall be converted into one Pubco Private Warrant. At the TRTL Merger Effective Time, the TortoiseCorp III Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Pubco Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the TortoiseCorp III Public Warrants, and each of the Pubco Private Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the TortoiseCorp III Private Warrants, except that in each case they shall represent the right to acquire Pubco Common Shares in lieu of TortoiseCorp III Class A Shares. At or prior to the TRTL Merger Effective Time, Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of Pubco Common Shares for delivery upon the exercise of such Pubco Warrants.

(x) At the TRTL Merger Effective Time, by virtue of the TRTL Merger and without any action on the part of any Party or any other Person, each TRTL Common Share held immediately prior to the TRTL Merger Effective Time by TortoiseCorp III as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(f) The Company Merger.

(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date promptly following the TRTL Merger, Company Merger Sub shall merge with and into the Company at the Company Merger Effective Time. Following the Company Merger Effective Time, the separate existence of the Company Merger Sub shall cease, and the Company shall continue as the surviving company in the Company Merger (the “Company Surviving Subsidiary”) and a wholly owned Subsidiary of Pubco.

(ii) At the Closing, the parties hereto shall cause a certificate of merger, in a form reasonably acceptable to TortoiseCorp III and the Company (the “Company Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Company Merger shall become effective on the date and at the time at which the Company Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or at such later date and/or time as is agreed by TortoiseCorp III, Company Merger Sub and the Company, and specified in the TRTL Certificate of Merger (the time the TRTL Merger becomes effective being referred to herein as the “Company Merger Effective Time”).

(iii) The Company Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Company Merger Sub shall vest in the Company Surviving Subsidiary and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Company Merger Sub shall become the debts, liabilities, obligations and duties of the Company Surviving Subsidiary, in each case, in accordance with the DGCL.

(iv) At the Company Merger Effective Time, the Governing Documents of Company Merger Sub shall become the Governing Documents of the Company Surviving Subsidiary, except that the name of the Company Surviving Subsidiary shall be “One Energy Enterprises Inc.” or such other name as determined by the Company in its sole discretion, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v) At the Company Merger Effective Time, the directors and officers of the Company immediately prior to the Company Merger Effective Time shall be the initial directors and officers of the Company Surviving Subsidiary, each to hold office in accordance with the Governing Documents of the Company Surviving Subsidiary until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, each share of Company Merger Sub Common Stock issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the Company Surviving Subsidiary (each such share, a “Company Surviving Subsidiary Share”).

(vii) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, (A) each Company Common Share (including any Company Common Shares issued with respect to the Crossover Financing and after giving effect to the Company Exchanges, and other than (x) the Company Common Shares that are Dissenting Shares, and (y) the Company Common Shares cancelled and extinguished pursuant to this Section 2.1(f)(vii)) issued and outstanding as of immediately prior to the Company Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of Pubco Common Shares set forth on the Allocation Schedule and (B) each Company Preferred Share (including any Company Preferred Shares issued with respect to the Crossover Financing and after giving effect to the Company Exchanges, and other than (x) the Company Preferred Shares that are the Dissenting Shares and (y) the Company Preferred Shares cancelled and extinguished pursuant to this Section 2.1(f)(vii)) issued and outstanding as of immediately prior to the Company Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive one Pubco Preferred Share with substantially similar rights, preferences and privileges as each such Company Preferred Share, including, without limitation, any dividend and optional conversion rights set forth in the Company’s Governing Documents. From and after the Effective Time, each Company Shareholder’s certificates (the “Company Certificates”) evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law. Notwithstanding anything herein to the contrary, half of the Pubco Common Shares otherwise deliverable to Jereme Kent at Closing pursuant to this Section 2.1(f)(vii) shall be subject to the CSR and issued by Pubco to the CSR Escrow Agent and deposited into the CSR Escrow Account in accordance with Section 2.7 (the “Kent CSR Shares”).

(viii) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Company Merger Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(ix) Each outstanding Company Option (whether vested or unvested) shall be assumed by Pubco, and to the extent not fully vested, shall be accelerated in full and automatically converted into an option to purchase Pubco Common shares (each, a “Assumed Option”). Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Stock Incentive Plan (except any references therein to the Company or Company Common Shares will instead mean Pubco and Pubco Common Shares, respectively). Each Assumed Option shall, as set forth in the Allocation Schedule: (i) have the right to acquire a number of Pubco Common Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of Company Common Shares (with any Company Preferred Shares treated on an as-converted to Company Common Share basis) which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Company Option. Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of Pubco Common Shares for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and Pubco shall not issue any new awards under the Company Stock Incentive Plan.

(g) Amended Pubco Governing Documents. Effective upon the Effective Time, Pubco shall amend and restate its (i) certificate of incorporation in a form reasonably acceptable to the Parties (the “Amended Pubco Certificate of Incorporation”) and (ii) bylaws. The Amended Pubco Certificate of Incorporation will reflect the change of the corporate name of Pubco to “One Power Company.”

(h) Pre-Closing Company Exchanges. Prior to the Company Merger Effective Time, the Company shall cause the holders of Company Convertible Instruments to either exchange or convert all of their issued and outstanding Company Convertible Instruments for Company Common Shares at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the certificate of incorporation of the Company or the Company Convertible Instruments (the “Company Exchanges”).

Section 2.2 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions at the Closing) or at such other place, date and/or time as TortoiseCorp III and the Company may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 2.3 Allocation Schedule. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to TortoiseCorp III an allocation schedule (the “Allocation Schedule”) setting forth (a) the number of Company Common Shares and Company Preferred Shares held by each Company Shareholder (after giving effect to the Company Exchanges), (b) the calculation of the Equity Value, the Per Share Price, the Aggregate Common Share Consideration, the Aggregate Preferred Share Consideration, and the resulting Transaction Share Consideration (which shall, for the avoidance of doubt, be reduced by the aggregate portion of the Transaction Share Consideration that would be attributable to the Dissenting Shares if such Company Shares were not Dissenting Shares) (c) the portion of the Transaction Share Consideration allocated to each Company Shareholder (other than Dissenting Shareholders), with each Company Shareholder receiving for each Company Common Share (treating Company Preferred Stock Shares on an as-converted to Company Common Share basis, but excluding any Company Securities held as treasury stock), a number of Pubco Common Shares equal to (i) the Per Share Price, divided by (ii) the Pubco Common Share Value (the “Conversion Ratio”), (d) the number of Pubco Common Shares which each Company Shareholder will be entitled to receive as Company Earnout Shares (as may be adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like), (e) the number of Assumed Options (and the number of Pubco Common Shares underlying such Assumed Options) which each holder of Company Options will be entitled to receive, (f) a certification, duly executed by an authorized officer of the Company, that (i) the information delivered pursuant to clauses (a), (b), (c), (d) and (e), is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3 and (ii) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 5.13(d), and (f) reasonable supporting documentation in support of the calculation of the amounts set forth in clauses (a), (b), (c),(d) and (e). The Company will review any comments to the Allocation Schedule provided by TortoiseCorp III or any of its Representatives, make any changes proposed by TortoiseCorp III or its Representatives that are correcting mathematical or other manifest error and otherwise consider in good faith any reasonable comments proposed by TortoiseCorp III or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of Pubco Shares that each Company Shareholder will have a right to receive pursuant to Section 2.1(f)(vii) will be rounded down to the nearest whole share, (B) in no event shall the aggregate number of Pubco Common Shares set forth on the Allocation Schedule that are allocated in respect of Company Common Shares exceed the Aggregate Common Share Consideration, (C) in no event shall the aggregate number of Pubco Preferred Shares set forth on the Allocation Schedule that are allocated in respect of Company Preferred Shares exceed the Aggregate Preferred Share Consideration and (D) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Shareholders Agreement or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 5.13(d)).

Section 2.4 Deliverables.

(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, TortoiseCorp III shall appoint Continental (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Company Certificates, if any, representing the Company Shares and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, and stock certificates or other instruments representing the TortoiseCorp III Shares (collectively, the “TortoiseCorp III Certificates”), if any, representing the TortoiseCorp II shares and each TortoiseCorp III Share held in book-entry form on the stock transfer books of TortoiseCorp III immediately prior to the Effective Time, in either case, for the portion of the Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(f)(vii) or TortoiseCorp III Share pursuant to Section 2.1(f)(viii) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then TortoiseCorp III and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), TortoiseCorp III shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent, in form and substance reasonably satisfactory to the Company.

(b) At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Shareholders a letter of transmittal in a form reasonably acceptable to TortoiseCorp III, and the Company (the “Letter of Transmittal”).

(c) At the Effective Time, TortoiseCorp III shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Shareholders and for exchange in accordance with this Section 2.4 through the Exchange Agent, evidence of Pubco Shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(f)(vii) in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(f)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d) Each Company Shareholder whose Company Shares have been converted into the right to receive a portion of the Transaction Share Consideration pursuant to Section 2.1(f)(vii) shall be entitled to receive the portion of the Transaction Share Consideration to which he, she or it is entitled on the Closing Date upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) in the case of Company Shares held in book-entry form, a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e) If a properly completed and duly executed Letter of Transmittal, together with any Company Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), if any, is delivered to the Exchange Agent in accordance with Section 2.4(d) (i) at least one Business Day prior to the Closing Date, then TortoiseCorp III and the Company shall take all necessary actions to cause the applicable portion of the Transaction Share Consideration to be issued to the applicable Company Shareholder in book-entry form on the Closing Date or (ii) less than one Business Day prior to the Closing Date, then TortoiseCorp III and the Company (or the Company Surviving Subsidiary) shall take all necessary actions to cause the applicable portion of the Transaction Share Consideration to be issued to the Company Shareholder in book-entry form within two (2) Business Days after such delivery.

(f) If any portion of the Transaction Share Consideration or any other Pubco Shares are to be issued in a name other than that in which the Company Certificates or TortoiseCorp III Certificates surrendered (or transferred in book entry form) in exchange therefor are registered, it shall be a condition to the issuance of the applicable portion of the Transaction Share Consideration or other such other Pubco Shares that (i) either such Company Certificate or TortoiseCorp III Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share or TortoiseCorp III Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Company Certificate or TortoiseCorp III Certificate, or Company Share or TortoiseCorp III Share, as applicable, in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(g) No interest will be paid or accrued on the Transaction Share Consideration (or any portion thereof). From and after the Company Merger Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.4, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled and extinguished pursuant to Section 2.1(f)(viii)) shall solely represent the right to receive a portion of the Transaction Share Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(f)(vii).

(h) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(i) Any portion of the Exchange Fund that remains unclaimed by the Company Shareholders twelve (12) months following the Closing Date shall be delivered to Pubco or as otherwise instructed by Pubco, and any Company Shareholder who has not exchanged his, her or its Company Shares for the applicable portion of the Transaction Share Consideration in accordance with this Section 2.4 prior to that time shall thereafter look only to Pubco for the issuance of the applicable portion of the Transaction Share Consideration, without any interest thereon. None of Pubco, the Company Surviving Subsidiary or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Transaction Share Consideration remaining unclaimed by the Company Shareholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Pubco free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.5 Withholding. Pubco, TortoiseCorp III, the Merger Subs, the Group Companies and the Exchange Agent (and each of their respective Affiliates, agents and representatives) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law. To the extent that amounts are so deducted and withheld and timely remitted to the applicable Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.6 Issuance of Company Earnout Shares.

(a) Within three (3) Business Days after the occurrence of a Company Triggering Event, Pubco shall issue or cause to be issued to the Company Shareholders the following number of Pubco Common Shares (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) as set forth on the Allocation Schedule (such issued Pubco Common Shares, collectively, the “Company Earnout Shares”):

(i) Upon the occurrence of Company Triggering Event I, a one-time issuance of 2,500,000 Company Earnout Shares; and

(ii) Upon the occurrence of Company Triggering Event II, a one-time issuance of 2,500,000 Company Earnout Shares.

(b) In the event there is a Company Sale during the Company Earnout Period pursuant to which Pubco or its stockholders have the right to receive consideration implying a value per Pubco Common Share (as agreed in good faith by the Pubco Board) that is greater than or equal to the applicable Pubco VWAP specified in Company Triggering Event I or Company Triggering Event II, any Company Earnout Shares that have not previously issued in accordance with Section 2.6(a)(i) or Section 2.6(a)(ii), as applicable, shall be issued immediately prior to the closing of such Company Sale, and the Company Shareholders shall be eligible to participate in such Company Sale with respect to the Company Earnout Shares deemed issued pursuant to this Section 2.6(b) on the same terms, and subject to the same conditions, as apply to the holders of Pubco Common Shares generally. Upon the consummation of a Company Sale, the Company Earnout Period shall terminate and the Company Shareholders shall have no further right to receive or earn the Company Earnout Shares other than in accordance with this Section 2.6(b) with respect to such Company Sale.

(c) Any issuance of Company Earnout Shares is intended to be treated as an adjustment to the consideration paid in the Company Merger that is subject to Section 354 of the Code (or any comparable or similar provisions of applicable state or local Law), except to the extent otherwise required by applicable Law (including, for the avoidance of doubt, with respect to any amounts required to be treated as interest pursuant to Section 483 of the Code).

(d) When issued, the Company Earnout Shares will be duly authorized, validly issued, fully paid and non-assessable, will not be issued in violation of the Governing Documents of Pubco or any other Contract to which Pubco is party or bound, will not be issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and will have been offered, sold and issued in compliance with applicable Law, including Securities Laws. To the extent not otherwise required by Law, such Company Earnout Shares will be issued through the facilities of the Depository Trust Company, without bearing any restrictive legend thereon; provided, that if the Pubco Common Shares issued as Transaction Share Consideration are still subject to restrictions on transfer as of the date such Company Earnout Shares are issued, such restrictions on transfer shall also be applicable to the Company Earnout Shares.

Section 2.7 CSR Escrow. At or prior to the Closing, Pubco, Jereme Kent, and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to TortoiseCorp III and the Company), as escrow agent (the “CSR Escrow Agent”), shall enter into an escrow agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to TortoiseCorp III and Jereme Kent (the “CSR Escrow Agreement”), pursuant to which Pubco shall deposit with the CSR Escrow Agent the Kent CSR Shares (the “CSR Escrow Shares”) to be held in a segregated escrow account (the “CSR Escrow Account”) and disbursed in accordance with the terms of the Contingent Stock Rights Agreement and the CSR Escrow Agreement. For the avoidance of doubt, dividends or distributions, if any, shall accumulate in the CSR Escrow Account for so long as any CSR Escrow Shares are held within the CSR Escrow Account.

Section 2.8 Sponsor Earnout Shares.

(a) General. The Sponsor has agreed that, effective upon the Closing, the Sponsor will subject 1,750,000 Pubco Common Shares owned by Sponsor (the “Sponsor Earnout Shares”) to forfeiture if the Sponsor Triggering Event does not occur during the Sponsor Earnout Period, with such Sponsor Earnout Shares vesting (and therefore no longer subject to forfeiture) pursuant to the terms of this Section 2.8. Until the occurrence of the Sponsor Triggering Event, certificates or book entry statements representing the Sponsor Earnout Shares shall bear a legend referencing that they are subject to forfeiture pursuant to the provisions of this Agreement; provided, however, that upon the vesting of any Sponsor Earnout Shares in accordance with the terms herein, Pubco shall immediately cause the removal of such legend.

(b) Vesting.

(i) The Sponsor Earnout Shares shall immediately become fully vested and no longer subject to forfeiture upon the occurrence of the Sponsor Triggering Event.

(ii) In the event there is a Company Sale during the Sponsor Earnout Period pursuant to which Pubco or its stockholders have the right to receive consideration implying a value per Pubco Common Share (as agreed in good faith by those individuals who are (or were) both members of the Sponsor and officers of Pubco (in each case determined as of the date hereof) and hold not less than a majority of the Sponsor Earnout Shares and the Pubco Board) that is greater than or equal to the Pubco VWAP specified in the Sponsor Triggering Event, then the Sponsor Triggering Event shall be deemed to have occurred.

(c) Adjustment. If, and as often as, the outstanding Pubco Common Shares are changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event after the date hereof, then the number of Sponsor Earnout Shares to be surrendered pursuant to this Section 2.8 and the Pubco VWAP specified with respect to the Sponsor Triggering Event will, in each case, be equitably adjusted to reflect such change.

Section 2.9 Appraisal and Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Company Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a Company Shareholder who did not vote in favor of the Company Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Shareholders”) shall not be converted into or be exchangeable for the right to receive such Dissenting Shareholder’s portion of the Transaction Share Consideration pursuant to Section 2.1(f)(vii), but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, each of such holder’s Company Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the applicable portion of the Transaction Share Consideration pursuant to Section 2.1(f)(vii), without interest. The Company shall give Pubco prompt notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company Shareholders’ rights of appraisal. The Company shall not, except with the prior written consent of Pubco, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING

TO THE GROUP COMPANIES

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the TortoiseCorp III Parties as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company and the Company Shareholders Agreement have been made available to TortoiseCorp III, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Shareholders Agreement are in full force and effect, and the Company is not in material breach or violation of any provision set forth in its Governing Documents or in material breach of the Company Shareholders Agreement.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of the Original Business Combination Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding and, (ii) the identity of the Persons that are the record and beneficial owners thereof. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable and there is no other capital stock of the Company outstanding. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or the Company Shareholders Agreement or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. The Company has no undisclosed outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company, and no obligation of the Company, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(b) The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Shareholders Agreement). Except for the Company Shareholders Agreement, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

(d) None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(e) Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness for borrowed money of the Group Companies as of the date of the Original Business Combination Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of the Original Business Combination Agreement, and the debtor and the creditor thereof, and any related Liens. As of the date of this Agreement, the Company is not aware of any material defaults or events of defaults that have occurred and are continuing under such Indebtedness. As of the Closing, the Company is not aware of any events or circumstances that with notice or the passage of time would constitute a material default or event of default under any such Indebtedness (except for a lender waiver of such default that is disclosed on Section 3.2(e) of the Company Disclosure Schedules). Except as set forth on Section 3.2(e) of the Company Disclosure Schedules, none of the Group Companies has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or that are convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of such Group Company on any matter.

(f) Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies.

Section 3.3 Authority. The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Shareholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to TortoiseCorp III (i) a true and complete copy of the audited consolidated balance sheets of the Group Companies as of December 31, 2022 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for each of the periods then ended, together with all related notes and schedules thereto, and (ii) the unaudited consolidated balance sheet of the Group Companies as of December 31, 2023 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for the period then ended, together with all related notes and schedules thereto (clauses (i) and (ii), collectively, the “Financial Statements”), each of which is attached as Section 3.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b) The audited consolidated balance sheet of the Group Companies as of December 31, 2022, and December 31, 2023 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for each of the periods then ended (and the notes thereto) (the “Closing Company Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(c) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

(d) The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects and the transactions reflected therein shall be bona fide transactions.

(e) Except as set forth in Section 3.4(e) of the Company Disclosure Schedule, since the incorporation of the Company, no Group Company has determined or otherwise received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

(f) Except as set forth on Section 3.4(f) of the Company Disclosure Schedule, none of the Group Companies has applied for or obtained a loan or second draw pursuant to the PPP. To the extent that any of the Group Companies has applied for relief under the CARES Act, it has done so in all material respects in accordance with the terms, conditions and other requirements of the CARES Act and guidance published by the agencies responsible for delivering such relief. Copies of all applications and, as applicable, evidence of repayment or forgiveness (with supporting documentation) for CARES Act relief have been made available to TortoiseCorp III.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent from any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Company Certificate of Merger, or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) Neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent (other than the Company Preferred Shares), cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above (other than with respect to Contracts governing Indebtedness), as would not have a Company Material Adverse Effect.

Section 3.6 Permits. Each of the Group Companies has all material Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted. Except as is not and would not reasonably be expected to be material to any Group Companies, (i) each material Permit has been duly and validly obtained by the applicable Group Company and is in full force and effect in accordance with its terms, (ii) no written notice of revocation, cancellation or termination of any material Permit has been received by any Group Company, (iii) to the knowledge of the Company, none of such material Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (iv) there are no Proceedings pending or threatened in writing that would reasonably be expected to result in the revocation, cancellation or termination of any such material Permit and (v) each Group Company is in compliance with all material Permits applicable to such Group Company. Each of the generating facilities owned or operated by a Group Company is registered with the Federal Energy Regulatory Commission as a “qualifying facility” as defined in 18 C.F.R. § 292.101(b)(1).

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a true and complete list of the following Contracts, other than this Agreement and the Ancillary Documents, to which a Group Company is a party or by which any of its properties or assets may be bound, subject or affected (each a “Material Contract”):

(i) any agreement which creates or imposes a non-contingent forward Liability to a non-Group Company greater than $1,000,000;

(ii) any Contract for the sale of electricity, capacity, ancillary services, or renewable energy credits with a value greater than $250,000;

(iii) any Contract with (A) a Significant Customer, other than those that, if breached or terminated by a party thereto, would not individually or in the aggregate materially impact the financial condition or results of operations or business of a Group Company, or (B) a Significant Supplier involving the purchase or sale of any inventory, goods or services with a value greater than $250,000;

(iv) any Contract with a Governmental Entity in which such Governmental Entity is a customer of, or receiving services from, any Group Company;

(v) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person (other than any Affiliates of the Company) in excess of $250,000;

(vi) any joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $250,000 over the life of the Contract;

(vii) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Pubco or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, in any material respect or that would so limit or purports to limit, in any material respect, Pubco or any of its Affiliates after the Closing;

(viii) any Contract with any Person (A) pursuant to which any Group Company (or Pubco or any of its Affiliates after the Closing) may be required to pay royalties or other contingent payments based on any research, development, sale, distribution or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any material Company Product or any material Company Owned Intellectual Property;

(ix) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets other than equipment to be incorporated into a project in the ordinary course of business or business of any other Person involving consideration in excess of $500,000 (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(x) any Contract that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xi) is otherwise material to any Group Company and outside of the ordinary course of business and not described in clauses (i) through (x) above; and

(xii) any commitment to enter into any Material Contract of the type described in clauses (i) through (xi) of this Section 3.7(a).

(b) True, correct and complete copies of the Material Contracts (including all material modifications, amendments and supplements thereto) have been delivered to or made available to TortoiseCorp III or its agents or representatives.

(c) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, and the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract.

(d) Since the Lookback Date, (i) no Group Company has received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any Material Contract and (ii) no Significant Customer has exercised its buy-out option under any power purchase agreement or similar Contract.

(e) To the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by the applicable Group Company or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 3.8 Absence of Changes. During the period beginning on December 31, 2022, and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly required by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of TortoiseCorp III if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iv), Section 5.1(b)(ix), Section 5.1(b)(x), Section 5.1(b)(xii), Section 5.1(b)(xv), Section 5.1(b)(xvi), Section 5.1(b)(xviii), Section 5.1(b)(xix), or Section 5.1(b)(xxiv) (to the extent related to any of the foregoing).

Section 3.9 Litigation. There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to any Group Company. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.10 Compliance with Applicable Law. Each Group Company (a) conducts (and for the last three (3) years has conducted) its business in compliance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any communication from any Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction) as of the date of the Original Business Combination Agreement. With respect to each material Employee Benefit Plan identified in the Company Disclosure Schedules, the Group Companies have provided TortoiseCorp III with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered, including, as applicable: (i) all current plan documents governing such plan and all amendments thereto (or, to the extent unwritten, a summary of its material terms); (ii) the current summary plan description and any summaries of material modifications thereto; (iii) the most recent annual report filed with the Internal Revenue Service (Form 5500-series) including all schedules and attachments thereto; (iv) each current related trust agreement or other funding arrangement (including insurance policies and stop loss insurance policies); (v) the most recent determination, advisory, or opinion letter from the Internal Revenue Service; and (vi) the most recent compliance testing results, including nondiscrimination testing, and (vii) all material, non-routine notices from or correspondence with any Governmental Entity relating to an Employee Benefit Plan received in the past three (3) years relating to any matter that has or could result in a material Liability to any Group Company.

(b) No Group Company has any Liability (including any Liability on behalf of any ERISA Affiliate) with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage. No Group Company has any Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Employee Benefit Plan (and each related trust, insurance Contract, or fund) has been maintained, funded and administered all material respects in compliance with its terms and with the applicable requirements of ERISA, the Code, and other applicable Laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received or may reasonably rely upon a favorable determination or opinion or advisory letter from the Internal Revenue Service, and nothing has occurred that could reasonably be expected to cause the loss of such qualification. None of the Group Companies has incurred (whether or not assessed) any penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d) There are no pending or, to the Company’s knowledge, threatened claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan. With respect to each Employee Benefit Plan, all material contributions, distributions, reimbursements and premium payments that are due have been timely made or accrued according to GAAP (to the extent applicable).

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement could not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.

(f) Each Employee Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code, and no amount under any such Employee Benefit Plan has been or is expected to be subject to any interest or additional Taxes imposed under Section 409A of the Code. The Group Companies have no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.

(g) No amount that could be received (whether in cash or property or the vesting of property) by any Person who could be a “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

Section 3.12 Environmental Matters.

(a) Each of the Group Companies are (and since the Lookback Date have been) in compliance in all material respects with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying in all material respects with all Permits required pursuant to Environmental Laws for the occupation of their facilities and the operation of their business.

(b) Each Permit required under Environmental Law for the development, design, construction, ownership, or operation of any projects in development by the Group Companies has been obtained by the Group Companies or, to the Company’s knowledge, will be obtained in due course and without unanticipated cost or adverse conditions prior to the time the same is required to be obtained under Environmental Law for the occupation of their facilities and the operation of their business, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(c) None of the Group Companies have received any notice, Order or communication from any Governmental Entity or any other Person regarding any material actual, alleged, or potential violation in any respect of, a failure to comply in any respect with, or Liability under, any Environmental Laws, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(d) There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company pursuant to Environmental Laws.

(e) There has been no manufacture, release, treatment, storage, disposal, arrangement for or permitting the disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances that has given or would give rise to any material Liability pursuant to Environmental Laws for any Group Company.

The Group Companies have made available to TortoiseCorp III copies of all environmental audits, assessments, reports and other material environmental, health and safety documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of all currently issued or pending Company Registered Intellectual Property as of the date of the Original Business Combination Agreement, including the (i) the record owner of such item, (ii) the jurisdictions in which such item has been issued or registered or filed, and (iii) the issuance, registration or application number and corresponding date, as applicable, for such item. There is no material unregistered Intellectual Property Rights owned by any Group Company, in each case, as of the date of this Agreement.

(b) As of the date of this Agreement, all necessary fees, maintenance, filings and renewals with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars as necessary to maintain such material Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies, in each case for any Intellectual Property Right, has been cancelled, abandoned, allowed to lapse or not renewed, except where the applicable Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement, no Group Company is currently in receipt of any written notice with respect to any alleged infringement or unlawful or improper use of any Intellectual Property Right owned or alleged to be owned by others. As of the date of this Agreement there are no Proceedings pending, including litigations, interference, re-examination, inter partes review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the material Company Registered Intellectual Property and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c) Each Group Company exclusively owns all right, title and interest in and to all Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), except for all non-exclusive licenses entered in the ordinary course of business consistent with past practice. For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. The applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company. For the avoidance of doubt, Continuum is offered under open-source licensing and thus, Company Owned Intellectual Property related to Continuum may be so affected by the open-source licensing.

(d) The Company has taken steps reasonable under the circumstances to maintain and protect all of the Intellectual Property Rights owned by the Company. No funding from any Governmental Entity or funding or facilities of a university, college, other educational institution or non-profit organization was used in the development of any Intellectual Property Rights owned by, or developed by or for a Group Company.

(e) Each Group Company has taken commercially reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by such Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure or such Person was bound under applicable Law to equivalent limitations. Since the Lookback Date, there has not been any violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession of each Group Company, or violation of any written obligations with respect to such trade secrets, know-how or confidential information.

(f) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any material respect the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property.

(g) Neither the conduct of the business of the Group Companies nor any of the current Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any valid Intellectual Property Rights of any other Person in any material respect.

(h) Since the Lookback Date, there is no Proceeding pending nor has any Group Company received any written charge, complaint, claim, demand, notice or other communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) claiming that any Group Company must take a license under or refrain from using any Intellectual Property Right or consider the applicability of any Intellectual Property Right to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property. Since the Lookback Date, no Group Company has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property.

(j) Each Group Company has obtained, possesses and is in material compliance with valid licenses to use all of the Software present on the Company IT Systems. Except with respect to open-source licensing of Continuum, no Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(k) The Company IT Systems and Company Data are in good working condition to effectively perform all information technology operations, are fully functional and operate and run in a reasonable and efficient business manner, and are reasonably sufficient in all material respects for the immediate needs of the Group Companies and Company Products, including as to capacity, scalability, and ability to meet current and anticipated peak volumes in a timely manner. Since the Lookback Date, there has been no failure, substandard performance, or any data loss involving any Company IT System that has caused a material disruption to the Group Companies. The Company IT Systems do not contain any malware or other processes or components intentionally designed to permit unauthorized access to, maliciously disable, encrypt or erase, or otherwise harm any Company IT Systems. Since the Lookback Date, the Group Companies have not received written notice of any audit in connection with any Material Contract pursuant to which they use any third-party Company IT System or Company Data.

(l) Except with respect to open-source licensing of Continuum, no Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a Company Product or is otherwise considered Company Owned Intellectual Property and that is distributed to Persons outside of the Group Companies or its employees or contractors, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with the marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements.

(m) Each item of Company Owned Intellectual Property or material Company Licensed Intellectual Property will be owned or available for use by an applicable Group Company immediately subsequent to the Closing on identical terms and conditions as such Company Owned Intellectual Property or Company Licensed Intellectual Property was owned or available for use by the Group Companies immediately prior to the Closing.

Section 3.14 Labor Matters.

(a) To their knowledge, none of the Group Companies has any material Liability for any past due wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses) to their current or former employees and independent contractors under applicable Law, Contract or company policy, or any fines, Taxes, interest, penalties or other sums for failure to pay or delinquency in paying such compensation in a timely manner. Since the Lookback Date, (i) none of the Group Companies has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.

(b) Since the Lookback Date, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(c) No Group Company is a party to or bound by any CBAs nor to the knowledge of the Company is there any duty on the part of any Group Company to bargain or consult with, or provide notice or information to, any labor organization, labor union, works council or other employee representative (each a “Union”) which is representing any employee of the Group Companies, or any applicable labor tribunal, in connection with the execution of this Agreement or the transactions contemplated by this Agreement. There are no CBAs or any other labor-related agreements or arrangements that pertain to any of the employees of the Group Companies; and no employees of any Group Company are represented by a Union. Since the Lookback Date, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. In the past five (5) years, no labor union, works council, other labor organization, or group of employees of the Group Companies has made a demand for recognition, and there are no representation proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Company’s knowledge, since the Lookback Date, there have been no pending or threatened labor organizing activities with respect to any employees of any Group Company.

(d) To the knowledge of Company, the Group Companies are and for the last three years have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of I-9s for all employees and the proper confirmation of employee visas), harassment, discrimination and retaliation, disability rights or benefits, equal opportunity (including compliance with any affirmative action plan obligations), plant closures and layoffs (including WARN), COVID-19, workers’ compensation, labor relations, employee leave issues, and unemployment insurance.

(e) To the Company’s knowledge, no current or former employee or independent contractor of any Group Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) owed to any Group Company; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the applicable Group Company.

(f) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred within the past six (6) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related liability with respect to, arising out of or in connection with COVID-19.

(g) To the Company’s knowledge, no executive officer or senior or management-level employee of any of the Group Companies has given notice of termination of employment or otherwise disclosed plans to terminate employment with any of the Group Companies within the twelve (12) month period following the date hereof. No officer, director, executive, employee, contractor or agent of the Group Companies has been accused in writing or, to the Company’s knowledge, orally, of any sexual harassment, sexual assault, other similar misconduct or sexual discrimination or other discrimination, retaliation or related policy violation allegation in connection with his or her employment or engagement with the Group Companies or otherwise during the last five (5) years.

Section 3.15 Insurance. Section 3.14(g) of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of the Original Business Combination Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to TortoiseCorp III. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.16 Tax Matters.

(a) Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) No Group Company is currently the subject of a Tax audit or examination with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case, with respect to material Taxes.

(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Group Company, which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(i) No Group Company (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract (other than any Contract the primary subject matter of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation or to a Tax Return filing requirement by that jurisdiction, which claims have not been resolved or withdrawn.

(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements or arrangements (other than one that is included in a Contract entered into in the ordinary course of business the primary subject matter of which does not relate to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Each Group Company is tax resident only in its jurisdiction of formation.

(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) No Group Company will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, made on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount or deferred revenue received on or prior to the Closing Date (other than deferred revenue or prepaid amounts collected by the Company in the ordinary course of business); or (vi) election described in Section 108(i) of the Code (or any successor federal provision or corresponding or similar provision of state, local or non-U.S. Law).

(o) No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission of any TortoiseCorp III Party or any of their respective Affiliates, in each case, occurring after the date of this Agreement and not contemplated by this Agreement and/or any of the Ancillary Documents, that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 3.17 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. Section 3.18(a) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) and description or parcel ID of each parcel of Owned Real Property as of the date of Original Business Combination Agreement. With respect to each such parcel of Owned Real Property, (i) the applicable Group Company has good, valid and marketable indefeasible fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) to the extent in Group Company’s possession, the Company has delivered or made available to TortoiseCorp III true, complete and correct copies of the deeds and other instruments (as recorded) by which the applicable Group Company acquired such Owned Real Property, and copies of all title insurance policies in the possession of the Group Company and relating to the Owned Real Property, (iii) except as set forth in Section 3.18(a) of the Company Disclosure Schedules, no Group Company has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof as of the date of the Original Business Combination Agreement, and (iv) other than the right granted pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list of all Real Property Leases for Leased Real Property, including the date and name of the parties to such Real Property Lease document as of the date of the Original Business Combination Agreement. True and complete copies of all such Real Property Leases have been made available to TortoiseCorp III (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases. Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, no Group Company has subleased, licensed, or otherwise granted any Person the right to use or occupy the Leased Real Property, or any portion thereof, subject to such Real Property Lease as of the date Original Business Combination Agreement.

(c) Real Property Used in the Business. The Owned Real Property identified in Section 3.18(a) and the Leased Real Property identified in Section 3.18(b) of the Company Disclosure Schedules, comprise all of the material real property used or intended to be used in, or otherwise related to, the Group Companies’ business.

(d) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and tangible properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, including all buildings, structures, improvements, and fixtures located on any Leased Real Property which are owned by any of the Group Companies, free and clear of all Liens except for Permitted Liens, except for assets disposed of in the ordinary course of business and equipment assets less than $100,000.00 financed in the normal course of business, and except as set forth on Section 3.18(d) of the Company Disclosure Schedules.

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts over $25,000 as of the date of Original Business Combination Agreement between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equity holder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Shareholder’s status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). Except as set forth on Section 3.19 of the Company Disclosure Schedules, no Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of any Group Company or (C) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

Section 3.20 Data Privacy and Security.

(a) Each Group Company does not knowingly collect or process Personal Data contrary to law, to each Group Company’s knowledge. The Company has safeguards in place that are sufficient to protect Personal Data and confidential information in the Company’s possession or control from unauthorized access by third Persons and to ensure that the operation of the businesses of each Group Company (including with respect to employee matters) are in compliance with all Privacy and Security Requirements in all material respects.

(b) There are no pending Proceedings, nor has there been any Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Entity or (iv) any regulatory or self-regulatory entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company is in violation of any applicable Privacy Laws.

(c) Since the Lookback Date, (i) there has been no material unauthorized access, use, acquisition or disclosure of Personal Data, or confidential business information in the possession or control of any Group Company or, to the Company’s knowledge, any third party service provider on behalf of any Group Company, and (ii) to the Company’s knowledge, there have been no unauthorized intrusions into or Security Breaches of any Group Company systems networks, communication equipment or other technology necessary for the operations of the Group Companies’ business. The Group Companies have not experienced any material successful unauthorized access to, use or modification of, or interference with Company IT Systems since the Lookback Date and none of the Group Companies is aware of any written or, to the knowledge of the Company, oral notices or complaints from any Person regarding such a Security Breach or incident. None of the Group Companies has received any written complaints, claims, demands, inquiries or other notices, including a notice of investigation, from any Person (including any Governmental Entity or self-regulatory authority) regarding any of the Group Companies’ Processing of Personal Data or compliance with applicable Privacy and Security Requirements. Since the Lookback Date, none of the Group Companies have provided or have been obligated to provide notice under any Privacy and Security Requirements to regarding any Security Breach or unauthorized access to or use of any Company IT System or Personal Data.

(d) Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. The Group Companies have a sufficient number of license seats for all Software included in the Company IT Systems.

(e) The Group Companies are and have been in compliance in all material respects with all applicable Privacy and Security Requirements since the Lookback Date.

(f) The Group Companies have implemented reasonable physical, technical and administrative safeguards to protect the privacy, operation, confidentiality, integrity and security of all Company IT Systems and Personal Data in their possession or control from unauthorized access by any Person, including each of the Group Companies’ employees and contractors.

Section 3.21 Customers and Suppliers.

(a) Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, the Group Companies have no outstanding material disputes concerning its products and/or services with any customer who was one of the 10 largest customers of or to the Group Companies in the year ended December 31, 2022 (each, a “Significant Customer”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer. Each Significant Customer is listed on Section 3.21(a) of the Company Disclosure Schedule. No Significant Customer has communicated in writing that it does not intend to continue as a customer of the applicable Group Company after the Closing or that it intends to terminate or materially modify existing Contracts with the applicable Group Company, nor does the Company have any knowledge of any Significant Customer’s intent to discontinue its relationship or materially modify or reduce existing Contracts.

(b) Except as set forth on Section 3.21(b) of the Company Disclosure Schedule, the Group Companies have no outstanding material disputes concerning products and/or services provided by any supplier or partner who either, (i) in the year ended December 31, 2022, was one of the 10 largest suppliers of products and/or services to or partner of the Company, based on amounts paid or payable with respect to such period (each, a “Significant Supplier”) or (ii) is a material data provider. Each Significant Supplier is listed on Section 3.21(b) of the Company Disclosure Schedule. The Group Companies have not received any information from any Significant Supplier that such supplier shall not continue as a supplier to the applicable Group Company after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the applicable Group Company.

Section 3.22 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, in the past five (5) years, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of comprehensive Sanctions and Export Control Laws; (iii) an entity fifty percent (50%) or more-owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)—(iii), in each case in violation of applicable Sanctions and Export Control Laws.

(b) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate for any improper purpose or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment, in each case in violation of any applicable Anti-Corruption Laws.

(c) To the Company’s knowledge, neither the Group Companies nor any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has been, in the past five (5) years, the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to any Anti-Corruption Laws or Sanctions and Export Control Laws.

Section 3.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing TortoiseCorp III Holders or at the time of the TortoiseCorp III Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.24 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, TortoiseCorp III Parties and (ii) it has been furnished with or given access to such documents and information about TortoiseCorp III Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of TortoiseCorp III Party, any TortoiseCorp III Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the TortoiseCorp III Parties, any TortoiseCorp III Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY TORTOISECORP III PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY TORTOISECORP III PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY TORTOISECORP III PARTY OR ANY TORTOISECORP III NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY TORTOISECORP III PARTY OR ANY TORTOISECORP III NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE TORTOISECORP III

PARTIES

Subject to Section 8.8, except as set forth on the TortoiseCorp III Disclosure Schedules, or except as set forth in any TortoiseCorp III SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each TortoiseCorp III Party hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification. Each TortoiseCorp III Party is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).

Section 4.2 Authority. Each TortoiseCorp III Party has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the TortoiseCorp III Shareholder Approval, and the approvals and consents to be obtained by Pubco and the Merger Subs pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a TortoiseCorp III Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such TortoiseCorp III Party. This Agreement has been and each Ancillary Document to which a TortoiseCorp III Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such TortoiseCorp III Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such TortoiseCorp III Party (assuming this Agreement has been and the Ancillary Documents to which such TortoiseCorp III Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such TortoiseCorp III Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any TortoiseCorp III Party with respect to such TortoiseCorp III Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of NYSE to permit the TortoiseCorp III Common Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on NYSE, (iv) such filings and approvals required in connection with the Domestication, (v) filing of the TRTL Certificate of Merger, (vi) the approvals and consents to be obtained by Pubco and the Merger Subs pursuant to Section 5.9, (vii) the TortoiseCorp III Shareholder Approval or (viii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a TortoiseCorp III Material Adverse Effect.

(b) Neither the execution, delivery or performance by any TortoiseCorp III Party of this Agreement nor the Ancillary Documents to which such TortoiseCorp III Party is or will be a party nor the consummation by any TortoiseCorp III Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of such TortoiseCorp III Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which such TortoiseCorp III Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which such TortoiseCorp III Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of such TortoiseCorp III Party, except in the case of clauses (ii) through (iv) above, as would not have an TortoiseCorp III Material Adverse Effect.

Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the TortoiseCorp III Disclosure Schedules (which fees shall be the sole responsibility of TortoiseCorp III, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any TortoiseCorp III Party for which TortoiseCorp III Party has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of the TortoiseCorp III Parties expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing TortoiseCorp III Holders or at the time of the TortoiseCorp III Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Capitalization of the TortoiseCorp III Parties.

(a) Section 4.6(a) of the TortoiseCorp III Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding TortoiseCorp III Shares and the TortoiseCorp III Warrants as of the Original Business Combination Agreement. All outstanding Equity Securities of TortoiseCorp III (except to the extent such concepts are not applicable under the applicable Law of TortoiseCorp III’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) prior to the consummation of the Mergers have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of TortoiseCorp III and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing

Documents of TortoiseCorp III or under this Agreement or the Ancillary Documents) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the TortoiseCorp III Shares and TortoiseCorp III Warrants set forth on Section 4.6(a) of the TortoiseCorp III Disclosure Schedules (taking into account, any changes or adjustments to the TortoiseCorp III Shares and the TortoiseCorp III Warrants as a result of, or to give effect to, the Domestication and assuming that no TortoiseCorp III Shareholder Redemptions are effected and none of the Company Earnout Shares have been issued), immediately prior to Closing, there shall be no other outstanding Equity Securities of TortoiseCorp III.

(b) Prior to giving effect to the Mergers, Pubco is authorized to issue 1,000 Pubco Common Shares, of which 1,000 shares are issued and outstanding, and all of which are owned by TortoiseCorp III. Prior to giving effect to the transactions contemplated by this Agreement, other than Pubco, and the indirect ownership of TRTL Merger Sub and Company Merger Sub, TortoiseCorp III does not have any Subsidiaries or own any equity interests in any other Person.

(c) Prior to giving effect to the Company Merger, Company Merger Sub is authorized to issue 1,000 shares of Company Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by Pubco. Prior to giving effect to the TRTL Merger, TRTL Merger Sub is authorized to issue 1,000 shares of TRTL Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by Pubco. Prior to giving effect to the transactions contemplated by this Agreement, other than the Merger Subs, Pubco does not have any Subsidiaries or own any equity interests in any other Person.

(d) Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and TortoiseCorp III, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any TortoiseCorp III Party, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and TortoiseCorp III, there is no obligation of any TortoiseCorp III Party, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of any TortoiseCorp III Party.

(e) Section 4.6(d) of the TortoiseCorp III Disclosure Schedules sets forth as of the date of the Original Business Combination Agreement a list of: (i) its Subsidiaries and (ii) any Equity Securities it owns, directly or indirectly, in any Person.

(f) Section 4.6(e) of the TortoiseCorp III Disclosure Schedules sets forth as of the date of the Original Business Combination Agreement a list of (i) all Indebtedness for borrowed money of TortoiseCorp III, including the principal amount of such Indebtedness, the outstanding balance, and the debtor and the creditor thereof and (ii) a good faith estimate of the aggregate amount of all other TortoiseCorp III Liabilities (including all such liabilities with respect to any business combinations or financing transactions contemplated by TortoiseCorp III other than the transactions contemplated by this Agreement).

Section 4.7 SEC Filings. TortoiseCorp III has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “TortoiseCorp III SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional TortoiseCorp III SEC Reports”). Each of the TortoiseCorp III SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional TortoiseCorp III SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the TortoiseCorp III SEC Reports or the Additional TortoiseCorp III SEC Reports (for purposes of the Additional TortoiseCorp III SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the TortoiseCorp III SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional TortoiseCorp III SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the TortoiseCorp III SEC Reports.

Section 4.8 Trust Account. As of February 7, 2024, TortoiseCorp III has an amount in cash in the Trust Account equal to at least $184,117,000. The funds held in the Trust Account are held in trust pursuant to that certain Investment Management Trust Agreement, dated as of July 19, 2021 (the “Trust Agreement”), between TortoiseCorp III and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the TortoiseCorp III SEC Reports to be inaccurate in any material respect or, to TortoiseCorp III’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing TortoiseCorp III Holders who shall have elected to redeem their TortoiseCorp III Class A Shares pursuant to the Governing Documents of TortoiseCorp III or (iii) if TortoiseCorp

III fails to complete a business combination within the allotted time period set forth in the Governing Documents of TortoiseCorp III and liquidates the Trust Account, subject to the terms of the Trust Agreement, TortoiseCorp III (in limited amounts to permit TortoiseCorp III to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of TortoiseCorp III) and then the Pre-Closing TortoiseCorp III Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of TortoiseCorp III and the Trust Agreement. TortoiseCorp III has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of TortoiseCorp III, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since July 19, 2021, TortoiseCorp III has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing TortoiseCorp III Holders who have elected to redeem their TortoiseCorp III Class A Shares pursuant to the Governing Documents of TortoiseCorp III, each in accordance with the terms of and as set forth in the Trust Agreement, TortoiseCorp III shall have no further obligation under either the Trust Agreement or the Governing Documents of TortoiseCorp III to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9 Transactions with Affiliates. Section 4.9 of the TortoiseCorp III Disclosure Schedules sets forth all Contracts between (a) TortoiseCorp III, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either TortoiseCorp III or the Sponsor, on the other hand (each Person identified in this clause (b), a “TortoiseCorp III Related Party”), other than (i) Contracts with respect to a TortoiseCorp III Related Party’s employment with, or the provision of services to, TortoiseCorp III entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts with respect to a Pre-Closing TortoiseCorp III Holder’s or a holder of TortoiseCorp III Warrants’ status as a holder of TortoiseCorp III Shares or TortoiseCorp III Warrants, as applicable, and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.9 or entered into in accordance with Section 5.9. Except as set forth on Section 4.9 of the TortoiseCorp III Disclosure Schedules, no TortoiseCorp III Related Party (A) owns any interest in any material asset used in the business of TortoiseCorp III, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of TortoiseCorp III or (C) owes any material amount to, or is owed any material amount by, TortoiseCorp III. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “TortoiseCorp III Related Party Transactions”.

Section 4.10 Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to TortoiseCorp III’s knowledge, threatened against any TortoiseCorp III Party that, if adversely decided or resolved, would be material to the TortoiseCorp III Parties, taken as a whole. None of the TortoiseCorp III Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any TortoiseCorp III Party pending against any other Person.

Section 4.11 Compliance with Applicable Law. Each TortoiseCorp III Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a TortoiseCorp III Material Adverse Effect.

Section 4.12 Business Activities.

(a) Since its incorporation, TortoiseCorp III has not conducted any business activities other than activities (i) in connection with or incidental or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incidental or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in TortoiseCorp III’s Governing Documents, there is no Contract binding upon any TortoiseCorp III Party or to which any TortoiseCorp III Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b) Pubco and each Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and none of Pubco or the Merger Subs has engaged in any activities or business, other than those incidental or related to or incurred in connection with its incorporation or continuing corporate existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.13 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of TortoiseCorp III’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) TortoiseCorp III has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of TortoiseCorp III’s financial reporting and the preparation of TortoiseCorp III’s financial statements for external purposes in accordance with GAAP and (ii) TortoiseCorp III has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to TortoiseCorp III is made known to TortoiseCorp III’s principal executive officer and principal financial officer by others within TortoiseCorp III.

(b) TortoiseCorp III has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, TortoiseCorp III has complied in all material respects with all applicable listing and corporate governance rules and regulations of NYSE. The classes of securities representing issued and outstanding TortoiseCorp III Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE. As of the date of this Agreement, there is no material Proceeding pending or, to the knowledge of TortoiseCorp III, threatened against TortoiseCorp III by NYSE or the SEC with respect to any intention by such entity to deregister TortoiseCorp III Class A Shares or prohibit or terminate the listing of TortoiseCorp III Class A Shares on NYSE. TortoiseCorp III has not taken any action that is designed to terminate the registration of TortoiseCorp III Class A Shares under the Exchange Act.

(d) The TortoiseCorp III SEC Reports contain true and complete copies of the applicable TortoiseCorp III Financial Statements. The TortoiseCorp III Financial Statements (i) fairly present in all material respects the financial position of TortoiseCorp III as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited TortoiseCorp III Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) TortoiseCorp III has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for TortoiseCorp III’s and its Subsidiaries’ assets. TortoiseCorp III maintains and, for all periods covered by the TortoiseCorp III Financial Statements, has maintained books and records of TortoiseCorp III in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of TortoiseCorp III in all material respects.

(f) Since its incorporation, TortoiseCorp III has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of TortoiseCorp III to TortoiseCorp III’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of TortoiseCorp III to TortoiseCorp III’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of TortoiseCorp III who have a significant role in the internal controls over financial reporting of TortoiseCorp III.

Section 4.14 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the TortoiseCorp III Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the TortoiseCorp III Disclosure Schedules), (c) that are incurred in connection with or incidental or related to a TortoiseCorp III Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.10(d) or incurred in accordance with Section 5.10(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the TortoiseCorp III Financial Statements included in the TortoiseCorp III SEC Reports, none of the TortoiseCorp III Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15 Tax Matters.

(a) TortoiseCorp III has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and TortoiseCorp III has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) TortoiseCorp III has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) TortoiseCorp III is not currently the subject of a Tax audit or examination with respect to material Taxes. TortoiseCorp III has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case, with respect to material Taxes.

(d) TortoiseCorp III has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any TortoiseCorp III Party, which agreement or ruling would be effective after the Closing Date.

(f) None of the TortoiseCorp III Parties is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) Each TortoiseCorp III Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(h) None of the TortoiseCorp III Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that would reasonably be expected to prevent the Mergers or the Domestication from qualifying for the Intended Tax Treatment. To the knowledge of TortoiseCorp III, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Shareholder or any of their respective Affiliates, in each case, occurring after the date of this Agreement and not contemplated by this Agreement and/or any of the Ancillary Documents, that would reasonably be expected to prevent the Mergers or the Domestication from qualifying for the Intended Tax Treatment.

Section 4.16 Compliance with International Trade & Anti-Corruption Laws.

(a) Since the Lookback Date, neither TortoiseCorp III nor, to TortoiseCorp III’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of comprehensive Sanctions and Export Control Laws; (iii) an entity fifty percent (50%) or more-owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)—(iii), in each case in violation of applicable Sanctions and Export Control Laws.

(b) Since the Lookback Date, neither TortoiseCorp III nor, to TortoiseCorp III’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person; (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate for any improper purpose or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 4.17 Investigation; No Other Representations.

(a) Each TortoiseCorp III Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each TortoiseCorp III Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each TortoiseCorp III Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.18 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING AND THE ANCILLARY DOCUMENTS, NONE OF THE TORTOISECORP III PARTIES, ANY TORTOISECORP III NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH TORTOISECORP III PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY TORTOISECORP III PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY TORTOISECORP III PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH TORTOISECORP III PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR

OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY TORTOISECORP III PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY TORTOISECORP III PARTY, ANY TORTOISECORP III NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) or Section 5.1(b) of the Company Disclosure Schedules, or as consented to in writing by TortoiseCorp III (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations and goodwill of the Group Companies, taken as a whole and (iii) use commercially reasonable efforts to maintain all insurance policies of the Group Companies, or substitutes therefor.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by TortoiseCorp III (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii)(A), Section 5.1(b)(iv), Section 5.1(b)(xii), Section 5.1(b)(xiv), Section 5.1(b)(xv), Section 5.1(b)(xvi), Section 5.1(b)(xvii), (xviii), or (xxiv) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities (other than the Series A Preferred Dividend as such Series A Preferred Dividend is required to be paid pursuant to the Company’s Governing Documents) of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof, except, in each case, for acquisitions whose aggregate consideration (for all such acquisitions) is not greater than $500,000;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Shareholders Agreement;

(iv) (A) sell, assign, abandon, lease, license or otherwise dispose of any material assets or material properties of any Group Company, other than inventory or obsolete equipment or grants by any Group Company of non-exclusive rights in Intellectual Property Rights, in each case in the ordinary course of business, or (B) create, subject to or incur any Lien on any material assets or properties of any Group Company (other than Permitted Liens);

(v) transfer, issue, sell, grant, pledge or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of Company Shares in connection with the Crossover Financing;

(vi) incur, create or assume any Indebtedness for borrowed money, other than (A) ordinary course trade payables; (B) any Permitted Financing and (C) Indebtedness for working capital for fleet or working capital requirements incurred in the ordinary course of business;

(vii) (A) other than in the ordinary course of business consistent with past practice, amend, modify, cancel, repay or redeem any Indebtedness held by the Company or waive any such rights or (B) (i) fail to comply with the terms of Contracts relating to any Indebtedness for borrowed money and (ii) fail to promptly notify TortoiseCorp III of any default or event of default under any such Contracts;

(viii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans, guarantees or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(ix) except (x) as otherwise required by Law (it being understood and agreed, for the avoidance of doubt, that in no event shall the exception in this clause or (y) be deemed or construed as permitting any Group Company to take any action that is prohibited by any other provision of this Section 5.1(b)), (A) amend, modify, adopt, enter into or terminate any Employee Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement (excluding any renewals of Employee Benefit Plans and any termination of and subsequent adoption of or entering into a new Employee Benefit Plan substantially similar to the terminated Employee Benefit Plan), (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure, noninterference, nondisparagement or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (E) implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate WARN, or (F) (i) negotiate, modify, enter into, amend or extend any CBA or (ii) reorganize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries and the bargaining representative for any employees of the Group Companies;

(x) make, change or revoke any material election concerning Taxes, enter into any material closing (or similar) agreement, settle or compromise any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(xi) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $1,000,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or TortoiseCorp III or any of its Affiliates after the Closing);

(xii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xiii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xv) make any Change of Control Payment that is not set forth on Section 3.2(f) of the Company Disclosure Schedules;

(xvi) (A) amend, modify or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms, or any amendment or modification to a Material Contract identified in subsections (ii) through (v) of Schedule 3.7(a) of the Company Disclosure Schedules and done in the ordinary course of business), (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that would constitute a Material Contract (excluding any Contracts for new projects of the Company in business lines that the Company was engaged in prior to the date of the Original Business Combination Agreement);

(xvii) enter into, renew, modify or revise any Company Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Company Related Party Transaction), other than any Permitted Financing;

(xviii) enter into any material new line of business outside of the business currently conducted by the Group Companies as of the date hereof (it being understood that this Section 5.1(b)(xviii) shall not restrict the Company from extending its business into new geographies);

(xix) make capital expenditures that are in the aggregate greater than $5,000,000, except to the extent such expenditures are specifically described on Section 5.1(b)(xix) of the Company Disclosure Schedule and except for any project related expenses of the Company incurred in the ordinary course of business consistent with past practice, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xx) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Group Companies;

(xxi) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment; or

(xxii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1(b).

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give TortoiseCorp III, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.

Section 5.2 Efforts to Consummate; Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, and (ii) and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, Pubco)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall pay fifty percent (50%) of the HSR Act filing fee and the filing fee with the Federal Communications Commission; provided, further, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly following the date of this Agreement, and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. TortoiseCorp III shall promptly inform the Company of any communication between any TortoiseCorp III Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform TortoiseCorp III of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of TortoiseCorp III and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with TortoiseCorp III’s and the Company’s prior written consent. Nothing in this Section 5.2 shall obligate TortoiseCorp III or the Company to share copies of filings under the HSR Act.

(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the TortoiseCorp III Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any TortoiseCorp III Party) or TortoiseCorp III (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any TortoiseCorp III Party, the Company, or, in the case of the Company, TortoiseCorp III in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any TortoiseCorp III Party, the Company, or, in the case of the Company, TortoiseCorp III, the opportunity to attend and participate in such meeting or discussion.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, TortoiseCorp III, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of TortoiseCorp III, any of the TortoiseCorp III Parties or any of their respective Representatives (in their capacity as a representative of a TortoiseCorp III Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of the Company or any Group Company). TortoiseCorp III and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, TortoiseCorp III shall, subject to and without limiting the covenants and agreements, and the rights of the Company, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation brought against TortoiseCorp III, any of the TortoiseCorp III Parties or any of their respective Representatives, and the Company shall, subject to and without limiting the covenants and agreements, and the rights of TortoiseCorp III, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation brought against the Company, any Group Company or any of their respective Representatives; provided, however, that until the earlier of the Closing or termination of this Agreement in accordance with its terms, in no event shall the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of TortoiseCorp III or, following the Closing, the Sponsor (in each case, not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for TortoiseCorp III or, following the Closing, the Sponsor to withhold, condition or delay its consent if any such settlement or compromise (A) prejudices the rights or defenses of any TortoiseCorp III Related Party or Representative thereof that is and remains party to such Transaction Litigation and any such TortoiseCorp III Related Party does not receive a legally binding, full, unconditional and irrevocable release, (B) provides for (x) the payment of cash any portion of which is directly payable by TortoiseCorp III (other than following the Closing), any TortoiseCorp III Related Party or Representative thereof, unless TortoiseCorp III, such TortoiseCorp III Related Party or Representative thereof, as applicable, has consented in writing to such provision or (y) any non-monetary, injunctive, equitable or similar relief against TortoiseCorp III (other than following the Closing) or any TortoiseCorp III Related Party or any of their respective Representatives or (C) contains an admission of wrongdoing or Liability by TortoiseCorp III (other than following the Closing) or an TortoiseCorp III Related Party or any of its or their Representatives). Without limiting the generality of the foregoing, in no event shall TortoiseCorp III, any of the TortoiseCorp III Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference and under which each Group Company agrees to be bound; provided, that notwithstanding anything to the contrary in the Confidentiality Agreement, TortoiseCorp III hereby acknowledges and agrees that the Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby or hereby. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall provide, or cause to be provided, to TortoiseCorp III and its Representatives (x) upon reasonable advance written notice, during normal business hours reasonable access to the properties, projects, directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies) and (y) with complete copies of all internal financial reports of the Company and its Subsidiaries prepared by the Company in the ordinary course of business promptly after completion of such reports. Notwithstanding the foregoing, none of the Group Companies shall be required to provide to TortoiseCorp III or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and TortoiseCorp III, any TortoiseCorp III Party, any TortoiseCorp III Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, TortoiseCorp III shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the TortoiseCorp III Parties (in a manner so as to not interfere with the normal business operations of the TortoiseCorp III Parties). Notwithstanding the foregoing, TortoiseCorp III shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any TortoiseCorp III Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any TortoiseCorp III Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any TortoiseCorp III Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), TortoiseCorp III shall use, and shall cause the other TortoiseCorp III Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a TortoiseCorp III Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that TortoiseCorp III shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of, prior to the Closing, the Company and TortoiseCorp III or, after the Closing, Pubco; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any TortoiseCorp III Party, or TortoiseCorp III, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with Pubco and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this

Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Sponsor and its respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities, provided that the recipients of such information are subject to customary confidentiality obligations prior to the receipt of such information.

(b) The Parties acknowledge that the initial press release concerning the Original Business Combination Agreement and the transactions contemplated thereby was a joint press release in the form agreed by the Company and TortoiseCorp III prior to the execution of the Original Business Combination Agreement and such initial press release (the “Signing Press Release”) was released promptly after the execution of the Original Business Combination Agreement. As promptly as practicable after the execution of this Agreement, TortoiseCorp III shall file a current report on Form 8-K (the “Signing Filing”) and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and TortoiseCorp III shall consider such comments in good faith. The Company, on the one hand, and TortoiseCorp III, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or TortoiseCorp III, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), TortoiseCorp III shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, including all information related to the Company and any financial statements required thereby. In connection with the preparation of each of the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters.

(a) Tax Treatment.

(i) The Parties intend that the Domestication shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and TortoiseCorp III shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to cause the Domestication to so qualify. The Parties intend that the Mergers collectively, constitute a transaction described in Section 351 of the Code, and each Party shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to cause the Mergers to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) Pubco, TortoiseCorp III, the Merger Subs, and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Mergers qualifying for the Intended Tax Treatment, and (B) in the case of TortoiseCorp III, the Domestication qualifying for the Intended Tax Treatment.

(iii) If, in connection with the preparation and filing of the Registration Statement/Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted, TortoiseCorp III and the Company shall deliver to Ellenoff Grossman & Schole LLP and Nelson Mullins Riley & Scarborough LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement/Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement/Proxy Statement, and, if required, TortoiseCorp III shall request Ellenoff Grossman & Schole LLP to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Domestication and, if required, the Company shall request Nelson Mullins Riley & Scarborough LLP to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Mergers.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or Tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any audit or Tax proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the Pre-Closing TortoiseCorp III Holders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of TortoiseCorp III’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F income” under Section 951 of the Code for such taxable period, and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(c) TortoiseCorp III Taxable Year. The Parties agree to treat the taxable year of TortoiseCorp III as ending on December 31 for U.S. federal income tax purposes.

(d) Transfer Taxes. The Company Surviving Subsidiary shall be responsible for any sales, use, real property transfer, stamp or other similar transfer Taxes imposed in connection with the Domestication, the Mergers or the other transactions contemplated by this Agreement.

Section 5.6 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and, with respect to clauses (iii) and (iv), the Company’s current or future parent entity, Affiliate, or Subsidiary, and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, seek, entertain, encourage (including by means of furnishing or disclosing information), facilitate, endorse, recommend, accept, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (whether formal or informal, written, oral or otherwise) with respect to a Company Acquisition Proposal; (ii) furnish or provide any non-public information or documents to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into, participate in or continue in any discussions or negotiations with any third party in connection with or related to, or approve, accept, or enter into any letter of intent, term sheet or Contract or other arrangement or understanding regarding, any Company Acquisition Proposal; (iv) prepare, submit, file or take any steps in connection with a public or other offering or sale of any Equity Securities of any Group Company (or any Affiliate, current or future parent entity or successor of any Group Company), including making any filings or confidential submissions to the SEC related thereto; (v) consummate any Company Acquisition Proposal or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) terminate, and cause each of its parent entities, Affiliates and Subsidiaries, and its and their Representatives to terminate, any and all existing discussions or negotiations with any Person or group of Persons other than TortoiseCorp III and its Affiliates regarding a Company Acquisition Proposal, (B) notify TortoiseCorp III promptly upon receipt of any Company Acquisition Proposal by any Group Company or Affiliate or any officer, director, equity holder, employee or other Representative, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and to provide a copy of any such Company Acquisition Proposal, if extended in writing, and (C) keep TortoiseCorp III reasonably informed on a current basis of any modifications to such offer or information.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the TortoiseCorp III Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a TortoiseCorp III Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a TortoiseCorp III Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding an TortoiseCorp III Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any TortoiseCorp III Party (or any Affiliate or successor of TortoiseCorp III); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. TortoiseCorp III agrees to (A) notify the Company promptly upon receipt of any TortoiseCorp III Acquisition Proposal by any TortoiseCorp III Party, and to describe the material terms and conditions of any such TortoiseCorp III Acquisition Proposal in reasonable detail (including the identity of any person or entity making such TortoiseCorp III Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.

Section 5.7 Preparation of Registration Statement/Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, Pubco, TortoiseCorp III and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either TortoiseCorp III or the Company, as applicable), and Pubco shall file with the SEC, the Registration Statement/Proxy Statement (it being understood that the Registration Statement/Proxy Statement shall include a proxy statement / prospectus of TortoiseCorp III which will be included therein as a prospectus and which will be used for the TortoiseCorp III Shareholders Meeting to adopt and approve (as applicable) the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by TortoiseCorp III’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE). Each of Pubco, TortoiseCorp III and the Company shall use its reasonable best efforts to (a) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements (audited and unaudited) of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC and to cause the Group Companies’ independent auditor to deliver the required audit opinions and consents); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. TortoiseCorp III, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of Pubco to the SEC or NYSE in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (i) such Party shall promptly inform, in the case of any TortoiseCorp III Party, the Company, or, in the case of the Company, TortoiseCorp III, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of TortoiseCorp III, the Company, or, in the case of the Company, TortoiseCorp III (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement/Proxy Statement; (iii) Pubco shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing TortoiseCorp III Holders. Pubco shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the

issuance of any stop order relating thereto or the suspension of the qualification of Pubco Shares for offering or sale in any jurisdiction, and each of Pubco, TortoiseCorp III and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, at the time the Registration Statement/Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 TortoiseCorp III Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, TortoiseCorp III shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold an extraordinary general meeting of its shareholders (the “TortoiseCorp III Shareholders Meeting”) in accordance with the Governing Documents of TortoiseCorp III, for the purposes of obtaining the TortoiseCorp III Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect an TortoiseCorp III Shareholder Redemption. TortoiseCorp III shall, through unanimous approval of its board of directors, recommend to its shareholders (the “TortoiseCorp III Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Domestication and the Mergers) (the “Business Combination Proposal”); (ii) the approval of the Domestication (the “Domestication Proposal”); (iii) the adoption and approval of the issuance of the Pubco Common Shares in connection with the transactions contemplated by this Agreement as required by NYSE listing requirements (the “NYSE Proposal”); (iv) the adoption and approval of the Pubco Certificate of Incorporation (the “Charter Proposal”) and the adoption and approval of the amendments to the Governing Documents of Pubco contemplated by the Pubco Certificate of Incorporation and the Pubco Bylaws (the “Governing Document Proposals”); (v) the adoption and approval of the Pubco Equity Incentive Plan (the “Equity Incentive Plan Proposal”); (vi) the election of directors to the Pubco Board as contemplated by Section 5.16; (vii) the adoption and approval of each other proposal that either the SEC or NYSE (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto; (viii) the adoption and approval of each other proposal reasonably agreed to by TortoiseCorp III and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ix) the adoption and approval of a proposal for the adjournment of the TortoiseCorp III Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (ix) together, the “Transaction Proposals”); provided, that TortoiseCorp III may postpone or adjourn the TortoiseCorp III Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the TortoiseCorp III Shareholder Approval, (B) for the absence of a quorum, or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that TortoiseCorp III has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing TortoiseCorp III Holders prior to the TortoiseCorp III Shareholders Meeting; provided that, without the consent of the Company, in no event shall TortoiseCorp III adjourn the TortoiseCorp III Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The TortoiseCorp III recommendation contemplated by the preceding sentence shall be included in the Registration Statement/Proxy Statement. Except as otherwise required by applicable Law, including if the failure to change, qualify, withdraw or otherwise modify the TortoiseCorp III Board’s recommendation (a “Change in Recommendation”) would be inconsistent with the directors’ fiduciary duties under applicable Law, in which case, the TortoiseCorp III Board may make such a Change in Recommendation, TortoiseCorp III covenants that none of the TortoiseCorp III Board or TortoiseCorp III nor any committee of the TortoiseCorp III Board shall change, qualify, withdraw or modify, or propose publicly or by formal action of the TortoiseCorp III Board, any committee of the TortoiseCorp III Board or TortoiseCorp III to change, qualify, withdraw or modify, in a manner adverse to the Company, the TortoiseCorp III Board Recommendation or any other recommendation by the TortoiseCorp III Board or TortoiseCorp III of the proposals set forth in the Registration Statement/Proxy Statement.

Section 5.9 Pubco and the Merger Subs Shareholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, TortoiseCorp III, as the sole shareholder of Pubco, will approve and adopt this Agreement, the Ancillary Documents to which Pubco is or will be a party and the transactions contemplated hereby and thereby (including the Mergers). As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, Pubco, as the sole shareholder of each of TRTL Merger Sub and Company Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which each of TRTL Merger Sub and Company Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).

Section 5.10 Conduct of Business of TortoiseCorp III. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, TortoiseCorp III shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the Domestication), as required by applicable Law, as set forth on Section 5.10 of the TortoiseCorp III Disclosure Schedules or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to, or waive any provisions of, the Trust Agreement, Warrant Agreement or the Governing Documents of any TortoiseCorp III Party or any of its Subsidiaries (other than in connection with an extension of TortoiseCorp III’s deadline to complete its initial Business Combination in accordance with TortoiseCorp III’s Governing Documents (a “Charter Extension Amendment”));

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of TortoiseCorp III or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of TortoiseCorp III or any of its Subsidiaries, as applicable (other than redemptions from the Trust Account that are required pursuant to TortoiseCorp III’s Governing Documents);

(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d) incur, create or assume any Indebtedness or other Liability, except for Indebtedness for borrowed money in an amount not to exceed $1,500,000 in the aggregate;

(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, TortoiseCorp III or any of its Subsidiaries;

(f) issue any Equity Securities of TortoiseCorp III or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of TortoiseCorp III or any of its Subsidiaries, other than issuances of TortoiseCorp III Warrants to the Sponsor for repayment of loans made by the Sponsor to TortoiseCorp III;

(g) enter into, renew, modify or revise any TortoiseCorp III Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a TortoiseCorp III Related Party Transaction), other than (x) loans made by the Sponsor to TortoiseCorp III and (y) issuances of TortoiseCorp III Warrants to the Sponsor for repayment of loans made by the Sponsor to TortoiseCorp III;

(h) enter into any new line of business outside of the business currently conducted by TortoiseCorp III and its Subsidiaries as of the date hereof;

(i) make, change or revoke any material election concerning Taxes, enter into any material closing (or similar) agreement, settle or compromise any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(l) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment; or

(m) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any TortoiseCorp III Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any TortoiseCorp III Party from using the funds held by TortoiseCorp III outside the Trust Account to pay any TortoiseCorp III Expenses or TortoiseCorp III Liabilities or from otherwise distributing or paying over any funds held by TortoiseCorp III outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.11 NYSE Listing. Each of Pubco and TortoiseCorp III shall use its reasonable best efforts to cause: (a) Pubco’s initial listing application with NYSE in connection with the transactions contemplated by this Agreement to have been approved; (b) TortoiseCorp III to satisfy all applicable continuing listing requirements of NYSE and Pubco to satisfy all applicable initial listing requirements of NYSE; and (c) the Pubco Common Shares issuable in accordance with this Agreement, including the Domestication and the Mergers, to be approved for listing on NYSE (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time. For the avoidance of doubt, no amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of any TortoiseCorp III Party or any of its Subsidiaries that are adverse to TortoiseCorp III, the Sponsor or Sponsor’s Affiliates in any material respect shall be required for TortoiseCorp III to satisfy the conditions set forth in this Section 5.11.

Section 5.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, TortoiseCorp III shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of TortoiseCorp III pursuant to the TortoiseCorp III Shareholder Redemption, (B) pay the amounts due to the underwriters of TortoiseCorp III’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement, if applicable, and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to TortoiseCorp III in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13 Transaction Support Agreements; Company Shareholder Approval; Private Placement Warrants Termination Agreement.

(a) The Company has delivered to TortoiseCorp III the Transaction Support Agreement duly executed by each Supporting Company Shareholder. As promptly as reasonably practicable (and in any event within seven calendar days) following the date of this Agreement (the “Transaction Support Agreement Deadline”), the Company shall deliver, or cause to be delivered, to TortoiseCorp III the amendment to the Transaction Support Agreement duly executed by each Supporting Company Shareholder.

(b) As promptly as reasonably practicable (and in any event within two Business Days) following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act (the “Company Shareholder Written Consent Deadline”), the Company shall obtain and deliver to TortoiseCorp III a true and correct copy of a written consent (in form and substance reasonably satisfactory to TortoiseCorp III) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) that is duly executed by the Company Shareholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents and the Company Shareholders Agreement (the “Company Shareholder Written Consent”). The Company, through its board of directors, shall recommend to the holders of Company Shares the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Mergers).

(c) Reserved.

(d) As promptly as reasonably practicable (and in any event prior to the earlier of (x) the time at which the Company delivers the Allocation Schedule to TortoiseCorp III pursuant to Section 2.3 or (y) the time at which the Company is required to deliver to the Allocation Schedule to TortoiseCorp III pursuant to Section 2.3), the Company shall either (i) obtain and deliver to TortoiseCorp III a true and correct copy of a written consent (in form and substance reasonably satisfactory to TortoiseCorp III) approving the Allocation Schedule (and calculations and determinations therein) that is duly executed by the Company Shareholders holding the requisite number of Company Shares required to approve such matter in accordance with the DGCL, the Company’s Governing Documents, the Company Shareholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares or (ii) amend or otherwise modify, or cause to be amended or otherwise modified, the Governing Documents of the Company, the Company Shareholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares, in each case, solely to the extent necessary for the Allocation Schedule (and the calculations and determinations therein) to comply with clause (C) of Section 2.3 and otherwise in a form and substance reasonably satisfactory to TortoiseCorp III.

(e) As promptly as reasonably practicable following the date of this Agreement, TortoiseCorp III shall deliver, or cause to be delivered, to the Company, in a form reasonably acceptable to the Company, an agreement to terminate the Hennessy Warrants (the “Private Placement Warrants Termination Agreement”) duly executed by Sponsor and Hennessy.

Section 5.14 TortoiseCorp III Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each TortoiseCorp III Party, as provided in the applicable TortoiseCorp III Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Pubco will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Pubco shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable TortoiseCorp III Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of Pubco’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any TortoiseCorp III Party (the “TortoiseCorp III D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such TortoiseCorp III D&O Person was a director or officer of any TortoiseCorp III Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) TortoiseCorp III shall not have any obligation under this Section 5.14 to any TortoiseCorp III D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such TortoiseCorp III D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) For a period of six (6) years after the Effective Time, Pubco shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the TortoiseCorp III Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under TortoiseCorp III’s directors’ and officers’ liability insurance policies as of the date of this Agreement. Alternatively, TortoiseCorp III may purchase, at or prior to the Closing, and Pubco shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, an extended reporting period or tail insurance policy that affords coverage which is no less favorable in the aggregate to the insured than the coverage provided under TortoiseCorp III’s directors’ and officers’ liability insurance policies as of the date of this Agreement. In either event, Pubco shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by TortoiseCorp III prior to the date of this Agreement and, in such event, Pubco shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by TortoiseCorp III prior to the date of this Agreement.

(d) If Pubco or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Pubco shall assume all of the obligations set forth in this Section 5.14.

(e) The TortoiseCorp III D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Pubco.

Section 5.15 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Pubco will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Pubco shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of Pubco, TortoiseCorp III or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company, Pubco and TortoiseCorp III shall use commercially reasonable efforts to ensure that the directors’ and officers’ liability insurance of Pubco from and after the Closing will provide directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. If Pubco is unable to secure such coverage under its directors’ and officers’ liability insurance then the Company may purchase, at or prior to the Closing, and Pubco shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, TortoiseCorp III, Pubco or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, TortoiseCorp III, Pubco or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.

(d) If Pubco or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Pubco shall assume all of the obligations set forth in this Section 5.15.

(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Pubco.

Section 5.16 Post-Closing Directors and Officers.

(a) Pubco shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time, the Pubco Board will consist of seven (7) directors: (two) persons that are designated by TortoiseCorp III prior to the Closing; five (5) persons designated by the Company prior to the Closing, at least four (4) of whom shall be required to qualify as an independent director under the NYSE rules; provided that the applicable Party shall only designate Person(s) eligible to serve as a director on the Pubco Board in accordance with the applicable corporate governance standards and qualifications set forth by NYSE and any SEC rules, regulations or provisions related to individuals serving on the board of directors of a public company.

(b) The individual serving as the chief executive officer of the Company immediately after the Closing will be the same individual (in the same office) as that of the Company immediately prior to the Closing. In the event that such chief executive officer is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as the chief executive officer, then, prior to the mailing of the Registration Statement/Proxy Statement to the Pre-Closing TortoiseCorp III Holders, Tortoise Corp III and the Company may designate another individual to replace such individual to serve as such chief executive officer. The Company may appoint additional qualified persons to serve as officers in other capacities immediately prior to Closing and, in which case, such additional officers shall be the same individuals (and in the same office) immediately following the Closing.

Section 5.17 PCAOB Financials.

(a) As promptly as reasonably practicable, the Company shall deliver to TortoiseCorp III (i) the Closing Company Financial Statements, and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required to be included in the Registration Statement/Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement/Proxy Statement (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, TortoiseCorp III in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement/Proxy Statement and any other filings to be made by Pubco or TortoiseCorp III with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.18 FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to TortoiseCorp III (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to TortoiseCorp III, (b) a statement in accordance with the requirements of Treasury Regulations Section 1.1445-2(b)(2) from the Company certifying that it is not a “foreign person” as defined in Section 1445(f)(3) of the Code and (c) an IRS Form W-9 duly executed by the Company.

Section 5.19 Pubco Equity Incentive Plan. Prior to the effectiveness of the Registration Statement/Proxy Statement, the Pubco Board shall approve and adopt an equity incentive plan, substantially in the form as Pubco, the Company and TortoiseCorp III mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either Pubco, the Company or TortoiseCorp III, as applicable) (the “Pubco Equity Incentive Plan”), in the manner prescribed under applicable Law, effective as of one day prior to the Closing Date, reserving for grant thereunder a number of Pubco Common Shares to be mutually agreed by Pubco, the Company and TortoiseCorp III. The Pubco Equity Incentive Plan will provide that the Pubco Common Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2025 fiscal year in an amount equal to a percentage of Pubco Shares outstanding on the last day of the immediately preceding fiscal year to be mutually agreed by Pubco, the Company and TortoiseCorp III or such lesser amount as determined by the administrator of the Pubco Equity Incentive Plan.

Section 5.20 Financing Cooperation.

(a) From the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 7.1, in order to assist the Company in connection with any Permitted Financing, TortoiseCorp III shall, and shall cause its Affiliates and use commercially reasonable efforts to cause its and such Affiliates’ respective officers, employees, attorneys, agents and other Representatives to, upon the reasonable request of the Company, (i) promptly provide all documentation and other information required with respect to TortoiseCorp III and/or the Public Shareholders by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and a customary beneficial ownership certification, in each case, as reasonably requested by any financing source in connection with such Permitted Financing and to the extent reasonably available or accessible to TortoiseCorp III and (ii) provide customary cooperation to the Company in connection with the arrangement, implementation and consummation of such Permitted Financing. For the avoidance of doubt, the Company’s ability to consummate any Permitted Financing and TortoiseCorp III’s compliance with this Section 5.20(a) shall not be construed as conditions to the consummation of the transactions contemplated by this Agreement.

(b) The Company shall promptly notify TortoiseCorp III of the details and descriptions of any Permitted Financing as such details become available and the Company agrees that the Transaction Share Consideration will not be adjusted or increased as the result of any equity issuances with respect to the Crossover Financing.

(c) From the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 7.1, TortoiseCorp III may, but shall not be required to, enter into financing agreements (any such agreements, the “Financing Agreements” and the financing contemplated by such Financing Agreements, the “Transaction Financing”) on such terms as TortoiseCorp III and the Company shall agree (such agreement not to be unreasonably withheld, conditioned or delayed) and, if requested by TortoiseCorp III, the Company shall, and shall cause its Representatives to, reasonably cooperate with TortoiseCorp III in connection with such Financing Agreements (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by TortoiseCorp III). Such Financing Agreements may include non-redemption agreements from existing Public Shareholders and backstop agreements and private placement subscription agreements (whether for equity or debt) with any investors. TortoiseCorp III and the Company shall use their commercially reasonable efforts to consummate the Transaction Financing in accordance with the Financing Agreements.

Section 5.21 Section 16 Matters. Prior to the Effective Time, TortoiseCorp III shall take all such steps (to the extent permitted under applicable Law) as are reasonable necessary to cause any acquisition or disposition of TortoiseCorp III Class A Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the transactions contemplated by this Agreement or the Ancillary Documents (including the Company Earnout Shares) by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to TortoiseCorp III, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.22 Extension. TortoiseCorp III will exercise its right to extend TortoiseCorp III’s deadline to complete its initial business combination by three months at the Sponsor’s sole cost in the ordinary course as necessary. In the event TortoiseCorp III extends the deadline to complete its initial business combination, TortoiseCorp III shall use commercially reasonable efforts to not cause, directly or indirectly, a material diminishment of the assets of the Trust Account.

Section 5.23 Sponsor Loans. The Company acknowledges that (i) TortoiseCorp III entered into certain Loan and Transfer Agreements dated December 10, 2023, by and among TortoiseCorp III, the Sponsor, the Company and other parties thereto (collectively, the ”Lenders”) pursuant to which the Lenders loaned an aggregate of $1.0 million to the Sponsor (the “Sponsor Loan”) and the Sponsor intends to loan such amounts to TortoiseCorp III, (ii) as additional consideration for the Sponsor Loan, the Sponsor agreed to transfer to the Lenders an aggregate of 499,500 Class B ordinary shares of TortoiseCorp III (such shares, the “Lender Shares”) upon the closing of the Business Combination and (iii) TortoiseCorp III may enter into additional loan and transfer agreements under the same terms and conditions as the aforementioned Loan and Transfer Agreements after the date of this Agreement. The Company and Tortoise Corp III acknowledge and agree that the Lender Shares, or any Pubco Common Shares exchanged for the Lender Shares, may be granted piggyback registration rights and such shares shall not be subject to the Sponsor Earnout in Section 2.8 hereof or the lock-up or other restrictions in the Sponsor Share Letter.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(b) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(c) the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Shareholder Written Consent shall have been obtained;

(e) the Required TortoiseCorp III Shareholder Approval shall have been obtained;

(f) the Private Placement Warrants Termination Agreement shall have been obtained; and

(g) prior to the Closing, Pubco shall have amended and restated its certificate of incorporation in substantially the form of the Amended Pubco Certificate of Incorporation;

(h) after giving effect to the transactions contemplated hereby, TortoiseCorp III shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2 Other Conditions to the Obligations of the TortoiseCorp III Parties. The obligations of the TortoiseCorp III Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by TortoiseCorp III (on behalf of itself and the other TortoiseCorp III Parties) of the following further conditions:

(a) (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a) and Section 3.8(a)) and the representations and warranties of the Company set forth in Section 3.16(o) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that this clause (iii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iv) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations and the representations and warranties of the Company set forth in Section 3.16(o)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of the Original Business Combination Agreement, no Company Material Adverse Effect has occurred that is continuing;

(d) the Material Contracts listed on Section 6.2(d) of the Company Disclosure Schedules are in full force and effect, the applicable Group Company is not in material breach of, or default under, such Material Contracts and the applicable Group Company has not received any notice of any material breach or default under such Material Contracts; and

(e) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to TortoiseCorp III the following documents:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b), Section 6.2(c) and Section 6.2(d) are satisfied, in a form and substance reasonably satisfactory to TortoiseCorp III;

(ii) evidence reasonably acceptable to TortoiseCorp III that the Company has terminated, extinguished and cancelled in full any outstanding Company Convertible Securities and has consummated the Company Exchanges;

(iii) executed counterparts to all of the Ancillary Documents to which the Company or any Company Shareholder is a party;

(iv) payoff letters and any applicable Lien and other financing statement terminations (in form and substance reasonably satisfactory to TortoiseCorp III and drafts of which shall be delivered to TortoiseCorp III at least five (5) Business Days prior to the Closing Date) with respect to all Indebtedness identified on Section 6.2(e)(v) of the Company Disclosure Schedules, pursuant to which all such Indebtedness and all Liens with respect to the Company arising under such Indebtedness shall terminate.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a) (i) the TortoiseCorp III Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) and the representations and warranties of the TortoiseCorp III Parties set forth in Section 4.15(h) shall be true and correct (without giving effect to any limitation as to “materiality” or “TortoiseCorp III Material Adverse Effect” or any similar limitation set forth herein) in all material respects on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the TortoiseCorp III Parties (other than the TortoiseCorp III Fundamental Representations and the representations and warranties of the TortoiseCorp III Parties set forth in Section 4.15(h)) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “TortoiseCorp III Material Adverse Effect” or any similar limitation set forth herein) in all respects on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an TortoiseCorp III Material Adverse Effect;

(b) the TortoiseCorp III Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing (except, for the avoidance of doubt, for the obligations set forth in Section 5.20);

(c) the Pubco Common Shares to be issued in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Pubco Common Shares to be issued pursuant to the Mergers) shall have been approved for listing on NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

(d) the Domestication shall have been consummated on the Closing Date prior to the Effective Time;

(e) TortoiseCorp III shall have made all necessary arrangements to cause the Trustee to release all of the funds contained in the Trust Account available to TortoiseCorp III upon the Closing; and

(f) at or prior to the Closing, TortoiseCorp III shall have delivered, or caused to be delivered, to the Company the following documents:

(i) a certificate duly executed by an authorized officer of TortoiseCorp III, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii) executed counterparts to all of the Ancillary Documents to which TortoiseCorp III, the Sponsor or any of their respective Affiliates is party.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the TortoiseCorp III Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by TortoiseCorp III’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE 7

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of TortoiseCorp III and the Company;

(b) by TortoiseCorp III, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by TortoiseCorp III, and (ii) the Termination Date; provided, however, that none of the TortoiseCorp III Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any TortoiseCorp III Party has failed to perform any covenant or agreement on the part of such applicable TortoiseCorp III Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to TortoiseCorp III by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either TortoiseCorp III or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the later of (i) April 22, 2024 and (ii) the date that is the last date for TortoiseCorp III to consummate its initial Business Combination in accordance with TortoiseCorp III’s Governing Documents (after giving effect to any Charter Extension Amendment that TortoiseCorp III obtains) (such later date, the “Termination Date”); provided, that (x) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to TortoiseCorp III if any TortoiseCorp III Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (y) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either TortoiseCorp III or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f) by either TortoiseCorp III or the Company if the TortoiseCorp III Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, TortoiseCorp III’s shareholders have duly voted and the Required TortoiseCorp III Shareholder Approval was not obtained; or

(g) by TortoiseCorp III, if the Company does not deliver, or cause to be delivered to TortoiseCorp III (i) a Transaction Support Agreement duly executed by each Supporting Company Shareholder in accordance with Section 5.13(a) on or prior to the Transaction Support Agreement Deadline or (ii) the Company Shareholder Written Consent in accordance with Section 5.13(b) on or prior to the Company Shareholder Written Consent Deadline.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Confidentiality Agreement, any Transaction Support Agreement, or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Non-Survival. Other than those representations, warranties and covenants as provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any TortoiseCorp III Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, including the Original Business Combination Agreement. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) TortoiseCorp III and the Company prior to Closing and (b) Pubco and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) TortoiseCorp III and the Company prior to the Closing and (b) Pubco and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) If to a TortoiseCorp III Party, to:

TortoiseEcofin Acquisition Corp. III

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

Attention: Vincent T. Cubbage

Stephen Pang

E-mail: vince.cubbage@trtlspac.com

Stephen.pang@ trtlspac.com

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Matthew A. Gray, Esq.

Stuart Neuhauser, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mgray@egsllp.com

sneuhauser@egsllp.com

(b) If to the Company, to:

One Energy Enterprises Inc. 12385 Township Road 215 Findlay, OH 45840

Attention: Jereme Kent

Email:   contracts@oneenergyllc.com

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW

Suite 900

Washington, D.C., 20001 Attention: Andrew M. Tucker

E-mail:   Andy.Tucker@nelsonmullins.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Act shall apply to the Domestication and any claims related to internal affairs of TortoiseCorp III prior to the Domestication).

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and TortoiseCorp III shall pay, or cause to be paid, all Unpaid TortoiseCorp III Expenses and (b) if the Closing occurs, then TortoiseCorp III or Pubco shall pay, or cause to be paid, all Unpaid Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Amended and Restated Business Combination Agreement together with the Annexes, Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Annexes, Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is not exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Annexes, Exhibits or Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to TortoiseCorp III, any documents or other materials posted to the electronic data room located at dataroom.myoneenergy.com under the name “2023 TRTL—OE SPAC FULL” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Schedules. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the TortoiseCorp III Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the TortoiseCorp III Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the TortoiseCorp III Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 5.16(b), Section 5.16(c), Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and this Section 8.9 (to the extent related to the foregoing).

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of TortoiseCorp III. For all purposes of this Agreement, the phrase “to the Company’s knowledge,” “to the knowledge of the Company” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry of his or her direct reports. For all purposes of this Agreement, the phrase “to TortoiseCorp III’s knowledge” and “to the knowledge of TortoiseCorp III” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the TortoiseCorp III Disclosure Schedules, assuming reasonable due inquiry of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the TortoiseCorp III Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any TortoiseCorp III Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the TortoiseCorp III Non-Party Affiliates, in the case of TortoiseCorp III, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, TortoiseCorp III or any Non-Party Affiliate concerning any Group Company, any TortoiseCorp III Party, this Agreement or the transactions contemplated hereby.

Section 8.14 Extension; Waiver. The Company prior to the Closing and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the TortoiseCorp III Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the TortoiseCorp III Parties set forth herein or (c) waive compliance by the TortoiseCorp III Parties with any of the agreements or conditions set forth herein. TortoiseCorp III prior to the Closing and the Sponsor after the Closing may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of Delaware), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of TortoiseCorp III, filed with the SEC (File No. 333-253586) on July 19, 2021 (the “Prospectus”). The Company acknowledges and agrees and understands that TortoiseCorp III has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and from certain private placements occurring simultaneously with such initial public offering (including interest accrued from time to time thereon) for the benefit of TortoiseCorp III’s public shareholders (including overallotment shares acquired by TortoiseCorp III’s underwriters, the “Public Shareholders”), and TortoiseCorp III may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of TortoiseCorp III entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between TortoiseCorp III or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with TortoiseCorp III or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with TortoiseCorp III or its Affiliates).

*  *  *  *  *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

TortoiseCorp III:

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name: Vincent T. Cubbage
Title: Chief Executive Officer

Pubco:

TRTL HOLDING CORP.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

Company Merger Sub:

OEE MERGER SUB INC.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

TRTL Merger Sub:

TRTL III FIRST MERGER SUB INC.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

The Company:

ONE ENERGY ENTERPRISES INC.

By:	/s/ Jereme Kent
Name: Jereme Kent
Title: CEO

Annex A-1

FIRST AMENDMENT TO AMENDED AND RESTATED

BUSINESS COMBINATION AGREEMENT

This First Amendment (“First Amendment”) to the Amended and Restated Business Combination Agreement is made and entered into as of May 13, 2024, by and among (i) TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated with limited liability (“TortoiseCorp III”), (ii) TRTL Holding Corp., a Delaware corporation and a wholly owned subsidiary of TortoiseCorp III (“Pubco”), (iii) TRTL III First Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“TRTL Merger Sub”), (iv) OEE Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Company Merger Sub”), and (v) One Energy Enterprises Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).

RECITALS:

WHEREAS, TortoiseCorp III, Pubco, TRTL Merger Sub, Company Merger Sub, and the Company entered into that certain Amended and Restated Business Combination Agreement, dated as of February 14, 2024 (the “Original Agreement,” and as amended, including by this First Amendment, the “Business Combination Agreement”); and

WHEREAS, the parties hereto desire to amend the Original Agreement to, (i) reduce the number of Sponsor Earnout Shares from 1,750,000 to 500,000, (ii) reflect the receipt of additional Sponsor Loans and (iii) remove the requirement that TortoiseCorp III have at least $5,000,001 of net tangible assets as a condition to the Closing.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Business Combination Agreement, the parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendment to the Business Combination Agreement.

(a) The first sentence of Section 2.8 of the Original Agreement is hereby amended by deleting the number “1,750,000” and replacing it with “500,000”.

(b) Section 5.23 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

Section 5.23 Sponsor Loans. The Company acknowledges that (i) TortoiseCorp III entered into various Loan and Transfer Agreements, dated December 10, 2023, February 15, 2024, April 11, 2024, and April 17, 2024 (each a “Loan and Transfer Agreement”), and a Subscription Agreement, dated April 25, 2024 (the “Subscription Agreement”), in each case, by and among TortoiseCorp III, the Sponsor, the Company and the lenders party thereto (collectively, the ”Lenders”), pursuant to which the Lenders loaned or contributed an aggregate of approximately $2.4 million to the Sponsor (collectively, the “Sponsor Loans”) and the Sponsor loaned such amounts to TortoiseCorp III, (ii) as additional consideration for the Sponsor Loans, the Sponsor agreed to transfer to the Lenders an aggregate of 1,016,000 of its TortoiseCorp III Class B Shares and TortoiseCorp III agreed to issue 200,000 shares of common stock of TortoiseCorp III or Pubco (or Pubco will issue such shares) to a certain Lender upon the closing of the Business Combination (collectively, such transferred or newly issued shares, the “Lender Shares”) and (iii) TortoiseCorp III may enter into additional Loan and Transfer Agreements and/or Subscription Agreements under the same terms and conditions as the aforementioned agreements after the date of this Agreement. The Company and Tortoise Corp III acknowledge and agree that the Lender Shares, or any Pubco Common Shares exchanged for the Lender Shares, may be granted piggyback registration rights and such shares shall not be subject to the

Annex A-1

Sponsor Earnout in Section 2.8 hereof or the lock-up or other restrictions in the Sponsor Letter Agreement.

(c) Section 6.1(h) of the Original Agreement is hereby deleted in its entirety.

2. Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Business Combination Agreement in the Business Combination Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Business Combination Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Business Combination Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. Section 8.2 (other than the first sentence) and Sections 8.3 to 8.18 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

Annex A-2

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered as of the date first written above.

TortoiseCorp III:

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name: Vincent T. Cubbage
Title: Chief Executive Officer

Pubco:

TRTL HOLDING CORP.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

Company Merger Sub:

OEE MERGER SUB INC.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

TRTL Merger Sub:

TRTL III FIRST MERGER SUB INC.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

The Company:

ONE ENERGY ENTERPRISES INC.

By:	/s/ Jereme Kent
Name: Jereme Kent
Title: Chief Executive Officer

Annex A-3

Annex B

CERTIFICATE OF INCORPORATION

OF

TORTOISEECOFIN ACQUISITION CORP. III

[     ], 2024

Tortoiseecofin Acquisition Corp. III, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

ARTICLE I

NAME

The name of the Corporation is Tortoiseecofin Acquisition Corp. III.

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination, involving the Corporation and one or more businesses (a “Business Combination”).

ARTICLE III

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is [1209 Orange Street, Corporation Trust Center, City of Wilmington, County of New Castle, 19801]. The name of its registered agent at that address is [The Corporation Trust Company].

ARTICLE IV

CAPITALIZATION

Section 4.1 Authorized Shares. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is [221,000,000 shares, consisting of (a) 220,000,000 shares of common stock (the “Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).]

Section 4.2 Preferred Stock. Subject to Article IX of this Certificate, the Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

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Section 4.3 Common Stock.

(a) Voting.

(i) Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii) Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

(iii) Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Certificate (including any Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to this Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or the DGCL.

(b) Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, the holders of shares of Common Stock shall be entitled to receive ratable dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Section 4.4 Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

Section 4.5 Variation of Rights.

(a) If at any time the capital stock of the Corporation is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Corporation is being wound up, be varied only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. To any such meeting, the necessary quorum shall be at least one third of the issued shares of the class, and any holder of shares of the class present in person or by proxy may demand a poll.

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(b) The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Section 4.6 Fractional Shares. The Corporation may at the discretion of the Board, but shall not otherwise be obliged to, issue fractional shares or round up or down fractional holdings of shares to its nearest whole number and a fractional share (if authorized by the Board) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Certificate or the By-Laws of the Corporation (“By-Laws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such By-Laws had not been adopted.

Section 5.2 Number, Election and Term.

(a) The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

(b) Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The authorized number of directors may be changed only by resolution of the board of directors. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate (the “Effective Time”), the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the Effective Time, and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the Effective Time. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a two-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors that constitutes the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Certificate (and therefore such classification) becomes effective in accordance with the DGCL.

(c) Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

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(d) Unless and except to the extent that the By-Laws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights.

Section 5.3 Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4 Removal. Subject to Sections 5.5 hereof and except as otherwise required by this Certificate, any or all of the directors may be removed from office at any time, with or without cause, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5 Preferred Stock—Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI

BY-LAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the By-Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By-Laws. The By-Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By-Laws; and provided further, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such By-Laws had not been adopted.

ARTICLE VII

MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1 Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the stockholders of record, owning not less than 10% of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-Laws.

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Section 7.3 Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation may be effected by written consent of the stockholders holding the requisite number of shares of capital stock required to approve such action.

ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1 Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful share purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate, the By-Laws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Section 8.2, shall, unless

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otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX

BUSINESS COMBINATION

Section 9.1 General.

(a) The provisions of this Article IX shall apply during the period commencing upon the Effective Time and terminating upon the first to occur of the consummation of the Corporation’s initial Business Combination and the distribution of the Trust Fund pursuant to this Article IX.

(b) Unless a stockholder vote is required by law or the rules of the New York Stock Exchange, or, at the sole discretion of the Board, the Board determines to hold a stockholder vote for business or other reasons, the Corporation may enter into a Business Combination without submitting such Business Combination to its stockholders for approval.

(c) Although not required, in the event that a stockholder vote is held, and a majority of the votes of the shares entitled to vote thereon which were present at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination.

Section 9.2 Redemption Rights.

(a) In the event that the Corporation fails to consummate a Business Combination by [ ] (the “Termination Date”), the Corporation shall take all such action necessary (i) as promptly as reasonably possible but no more than ten (10) business days thereafter to redeem the Public Shares or distribute the Trust Account to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price (the “Termination Redemption Event”); and (ii) as promptly as practicable, to cease all operations except for the purpose of making such distribution and any subsequent winding up of the Corporation’s affairs. In the event of a Termination Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.

(b) In the event that a Business Combination is consummated by the Corporation other than in connection with a stockholder vote under Section 9.1, the Corporation will, subject to as provided below, offer to redeem the Public Shares for cash in accordance with Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934 (the “Exchange Act”) and subject to any limitations (including but not limited to cash requirements) set forth in the definitive transaction agreements related to the initial Business Combination (the “Tender Redemption Offer”), provided however that the Corporation shall not redeem those Shares held by the Initial Stockholders or their affiliates or the directors or officers of the Corporation pursuant to such Tender Redemption Offer, whether or not such holders accept such Tender Redemption Offer. The Corporation will file tender offer documents with the SEC prior to consummating the Business Combination which contain substantially the same financial and other information about the Business Combination and the redemption rights as would be required in a proxy solicitation pursuant to Regulation 14A of the Exchange Act. In accordance with the Exchange Act,

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the Tender Redemption Offer will remain open for a minimum of 20 business days and the Corporation will not be permitted to consummate its Business Combination until the expiry of such period. If in the event a stockholder holding Public Shares accepts the Tender Redemption Offer and the Corporation has not otherwise withdrawn the tender offer, the Corporation shall, promptly after the consummation of the Business Combination, pay such redeeming stockholder, on a pro rata basis, cash equal to the applicable Per-Share Redemption Price.

(c) In the event that a stockholder vote is held to approve the Business Combination, then the Corporation will in connection with a Business Combination either:

(i) notwithstanding any proxy solicitation in connection with any stockholder vote (to the extent one is required or determined to be held), conduct any required or agreed redemptions in connection with any proposed Business Combination solely pursuant to a Tender Redemption Offer on the same basis as is set out under Section 9.2(b) and on no other basis; or

(ii) if the Board at its sole discretion elects, or if the Corporation is required to do so by any applicable law or the rules of the New York Stock Exchange (whether or not the Corporation is also conducting or required to conduct a Tender Redemption Offer in respect of the Business Combination), in connection with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, offer to redeem the Public Shares (the “Proxy Redemption Offer”), other than those shares held by the Initial Stockholders or their affiliates or the directors or officers of the Corporation, regardless of whether such shares are voted for or against the Business Combination, for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price; provided, that any such redeeming stockholder who either individually or together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined under Section 13 of the Exchange Act) shall not be permitted to redeem more than fifteen percent (15%) of the total Public Shares sold in the IPO.

(d) In the event the Board proposes any amendment to Article IX or to any of the other rights of the Common Stock as set out in Section 4.3, but not for the purposes of approving or in conjunction with the consummation of, a Business Combination that would affect the substance or timing of the Corporation’s obligations as described in this Article IX to pay or to offer to pay the Per-Share Redemption Price to any holder of the Public Shares (an “Amendment”) and such Amendment is (i) duly approved by either (x) a resolution approved at a duly convened and constituted meeting of the stockholders of the Corporation by the affirmative vote of at least two-thirds of the shares entitled to vote thereon which were present at the meeting and were voted, or (y) a resolution consented to in writing by holders of all of the votes of all the shares entitled to vote thereon; and (ii) the amended Certificate of Incorporation reflecting such amendment are filed at the Secretary of State of Delaware, the Corporation will offer to redeem the Public Shares (other than those shares held by the Initial Stockholders or their affiliates or the directors or officers of the Corporation) to any stockholder for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price (an “Amendment Redemption Event”).

Section 9.3 Distributions from the Trust Account.

(a) A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of a Termination Redemption Event, an Amendment Redemption Event or in the event he accepts a Tender Redemption Offer or a Proxy Redemption Offer where the Business Combination is consummated. In no other circumstances shall a holder of Public Shares have any right or interest of any kind in or to the Trust Account. A holder of Public Shares shall be entitled to receive distributions from the Trust Account only as provided in Section 9.2. In no other circumstances shall a holder of Public Shares have any right or interest of any kind in or to distributions from the Trust Account.

(b) Neither the Corporation nor any officer, director or employee of the Corporation will disburse any of the proceeds held in the Trust Account until the earlier of (i) a Business Combination, or (ii) a Termination

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Redemption Event or in payment of the acquisition price for any shares which the Corporation elects to purchase, redeem or otherwise acquire in accordance with this Article IX, in each case in accordance with the trust agreement governing the Trust Account; provided that interest earned on the Trust Account (as described in the Registration Statement) may be released from time to time to the Corporation to pay the Corporation’s tax obligations and up to US$100,000 of such interest may also be released from the Trust Account to pay any liquidation expenses of the Corporation if applicable.

(c) Provided that in the event that the Corporation enters liquidation prior to or without having consummated a Business Combination then, in such circumstances, in the event that any surplus assets (the “Residual Assets”) of the Corporation remain following the Corporation’s having complied with its applicable obligations to redeem Public Shares and distribute the funds held in the Trust Account in respect of such redemptions, Residual Assets shall be distributed (on a pro rata basis) among the holders of shares of Common Stock.

Section 9.4 Issuance of Shares or Other Securities. Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation or any other securities that would entitle the holders thereof to receive funds from the Trust Account or vote as a class with Public Shares on any Business Combination proposal.

Section 9.5 Transactions with Affiliates. The Business Combination must be approved by a majority of the independent members of the Board. In the event the Corporation enters into a Business Combination with a company that is affiliated with any of the directors or officers of the Corporation, the Corporation will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions that such a Business Combination is fair to the Corporation from a financial point of view.

Section 9.6 No Transactions with Other Blank Check Companies. The Corporation shall not enter into a Business Combination with another blank check company, as such term is defined in Rule 419 of the Securities Act of 1933, or a similar company with nominal operations.

ARTICLE X

DEFINITIONS AND INTERPRETATION

“Business Combination” means a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more Target Businesses at Fair Value.

“Domestication” means the re-domicile of the Corporation as a Delaware corporation in accordance with Section 388 of DGCL, and Section 206 of the Cayman Islands Companies Law and shall no longer be considered a company incorporated in the Cayman Islands which takes effectiveness upon the filing of this Certificate of Incorporation and the Certificate of Domestication with the Secretary of the State of Delaware.

“Fair Value” means a value that is equal to at least 80% of the balance in the Trust Account (excluding deferred underwriting commissions and any taxes payable thereon) at the time of the execution of a definitive agreement for a Business Combination.

“Initial Stockholder” means the directors and officers of the Corporation or their respective affiliates who hold shares prior to the IPO.

“IPO” means the initial public offering of securities of the Corporation, which offering closed on July 22, 2021.

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“Per-Share Redemption Price” means:

(a) with respect to a Termination Redemption Event or an Amendment Redemption Event, the aggregate amount on deposit in the Trust Account (including interest but net of taxes payable) divided by the number of then outstanding Public Shares; and

(b) with respect to either a Tender Redemption Offer or a Proxy Redemption Offer, the aggregate amount then on deposit in the Trust Account on the date that is two business days prior to the consummation of the Business Combination (including interest but net of taxes payable and excluding up to US$100,000 of any interest earned to pay liquidation expenses), divided by the number of then outstanding Public Shares.

“Public Shares” means the ordinary shares of the Corporation issued in the IPO which are automatically converted into shares of Common Stock of the Corporation upon the effectiveness of Domestication.

“Registration Statement” means the Corporation’s registration statement on Form S-1 filed with the SEC as declared effective on July 19, 2021.

“SEC” means the United States Securities and Exchange Commission.

“Target Business” means any business or entity with whom the Corporation wishes to undertake a Business Combination.

“Target Business Acquisition Period” means the period commencing from the effectiveness of the registration statement filed with the SEC in connection with the IPO up to and including the first to occur of (i) a Business Combination or (ii) the Termination Date.

“Trust Account” means mean the trust account established by the Corporation prior to the IPO and into which a certain amount of the IPO net proceeds and the net proceeds from a simultaneous private placement of warrants simultaneously with the closing of the IPO, are deposited.

ARTICLE XI

CORPORATE OPPORTUNITY

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.

ARTICLE XII

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner

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now or hereafter prescribed by this Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI; provided, however that Article IX of this Certificate may be amended only as provided herein.

ARTICLE XIII

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS; CONSENT TO JURISDICTION

Section 13.1 Forum. Subject to the last sentence in this Section 13.1, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Certificate or the By-Laws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Section 13.1 will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Section 13.2 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 13.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 13.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 13.3 Severability. If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIII (including, without limitation, each portion of any sentence of this Article XIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIII.

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IN WITNESS WHEREOF, Tortoiseecofin Acquisition Corp. III has caused this Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

TORTOISEECOFIN ACQUISITION CORP. III

By:
Name: Vincent T. Cubbage
Title: Chief Executive Officer

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Annex C

BYLAWS OF

[ONE POWER COMPANY]

Effective as of [ ], 2024

ARTICLE I

OFFICES AND RECORDS

Section 1.1 Delaware Office. The registered office of One Power Company (the “Corporation”) in the State of Delaware shall be as set forth in the Corporation’s Certificate of Incorporation (as it may be amended and/or restated from time to time, the “Certificate of Incorporation”).

Section 1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.3 Books and Records. The books and records of the Corporation may be kept at such locations either within or outside the State of Delaware as may from time to time be designated by the Board of Directors.

ARTICLE II

STOCKHOLDERS

Section 2.1 Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held at such date, place, if any, and time as may be fixed by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting. The Corporation may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 2.2 Special Meeting. Special meetings of stockholders for any purposes or purposes may be called as set forth in the Certificate of Incorporation. At such a special meeting of stockholders, only such business shall be conducted as shall be specified in the notice of meeting. The Corporation may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.

Section 2.3 Place of Meeting. The Board of Directors may designate the place, if any, of meeting for any meeting of the stockholders. If no designation is made by the Board of Directors, the place of meeting shall be the principal office of the Corporation.

Section 2.4 Notice of Meeting. Notice of the purpose or purposes, in the case of a special meeting, and of the date, time and place, if any, of every meeting of the stockholders shall be given by the Secretary of the Corporation to each stockholder of record entitled to vote at the meeting, at least ten (10) days, but not more than 60 days, prior to the date designated for the meeting, except as otherwise required by applicable, the Certificate of Incorporation or these Bylaws

Section 2.5 Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of at least a majority of the voting power of the outstanding shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series voting separately as a class or series, the holders of at least a majority of the voting power of the outstanding shares of such class or

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series, present in person or represented by proxy, shall constitute a quorum for the transaction of such business for the purposes of taking action on such business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or the stockholders so present, by the affirmative vote of the holders of a majority in voting power of the shares of the Corporation which are present in person or represented by proxy and entitled to vote thereon, shall have the power to adjourn the meeting from time to time, until a quorum shall be present or represented. At an adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. No notice of the time and place of adjourned meetings need be given provided such adjournment is for less than thirty (30) days and further provided that no new record date is fixed for the adjourned meeting and provided further that the time or place, if any, of the adjourned meeting is announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the General Corporation Law of the State of Delaware (the “DGCL”).

Section 2.6 Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the corporation a revocation of the proxy or a new proxy bearing a later date.

Section 2.7 Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders only (1) pursuant to the Corporation’s notice with respect to such meeting, (2) by or at the direction of the Board of Directors or (3) by any stockholder of record of the Corporation who was a stockholder of record at the time of the giving of the notice provided for in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 2.7.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (3) of subsection (a)(i) of this Section 2.7, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice shall set forth all information required under this Section 2.7 and shall be delivered to the Secretary at the principal executive office of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the mailing of the notice for the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (x) the 90th day prior to such annual meeting or (y) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of a postponement or adjournment of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting. Such stockholder’s notice shall set forth: (1) as to each individual whom the stockholder proposes to nominate for election or reelection as a director, (A) the name, age, business address and residence address of such individual, (B) the class, series and number of any shares of stock of the Corporation that are owned of record or beneficially by such individual and the date such shares were acquired

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and the investment intent of such acquisition, (C) whether such stockholder believes any such individual is, or is not, an “interested person” of the Corporation, as defined in the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the “Investment Company Act”) and information regarding such individual that is sufficient, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the Corporation, to make such determination and (D) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including such individual’s written consent to being named in the Corporation’s proxy statement and accompanying proxy card as a nominee and to serving as a director if elected); (2) as to any other business that the stockholder proposes to bring before the meeting, a description of such business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and the Stockholder Associated Person therefrom; and (3) as to the stockholder giving the notice and any Stockholder Associated Person:(A) the class, series and number of all shares of stock of the Corporation which are owned of record or beneficially by such stockholder and by such Stockholder Associated Person, if any, including any shares of any class or series of capital stock of the Corporation as to which such stockholder and such beneficial owner or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future; (B) the name and address of such stockholder, as they appear on the Corporation’s stock ledger and current name and address, if different, and of such Stockholder Associated Person; (C) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder’s notice, (C) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, including any agreements, arrangements or understandings relating to any compensation or payments to be paid to any such proposed nominee(s), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (E) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (F) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee, (y) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination and/or (z) to solicit proxies in support of any proposed nominee in accordance with Rule 14a-19 promulgated under the Exchange Act, (G) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, (H) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such stockholder or beneficial owner has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (I) any rights to

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dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such stockholder or beneficial owner that are separated or separable from the underlying shares of the Corporation, and (J) any performance-related fees (other than an asset based fee) that such stockholder or beneficial owner, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any interests described in clause (3)(D). The foregoing notice requirements of this paragraph (a)(ii) of this Section 2.7 shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of such stockholder’s intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(iii) Notwithstanding anything in this subsection (a) of this Section 2.7 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement of such action at least 55 days prior to the first anniversary of the date of mailing of the notice of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.7(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(iv) For purposes of this Section 2.7, “Stockholder Associated Person” of any stockholder shall mean (1) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (2) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder, and (3) any person controlling, controlled by or under common control with such Stockholder Associated Person.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation’s notice with respect to such meeting, (ii) by or at the direction of the Board of Directors, or (iii) provided that the Board of Directors or the stockholders pursuant to Section 2.2 of these Bylaws have determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 2.7 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 2.7. The number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by subsection (ii) of Section 2.7(a) shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting at which directors are to be elected. In no event shall the public announcement of a postponement or adjournment of a special meeting commence a new time period (or extent any time period) for the giving of a stockholder’s notice as described above.

(c) General.

(i) Upon written request by the Secretary or the Board of Directors or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of

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stockholders shall provide, within five (5) Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 2.7.

(ii) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such individuals who are nominated in accordance with this Section 2.7 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 2.7. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 2.7 and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 2.7, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by law, if any stockholder or Stockholder Associated Person (i) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act with respect to any proposed nominee and (ii) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder or Stockholder Associated Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence), then the nomination of each such proposed nominee shall be disregarded, notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). Upon request by the Corporation, if any stockholder or Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such stockholder or Stockholder Associated Person shall deliver to the Corporation, no later than five (5) Business Days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act. Notwithstanding the foregoing provisions of this Section 2.7, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.7, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(iii) For purposes of this Section 2.7, (1) the “date of mailing of the notice” shall mean the date of the proxy statement for the solicitation of proxies for election of directors and (2) “public announcement” shall mean disclosure (A) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service or (B) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act or the Investment Company Act. For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in the State of Delaware are authorized or obligated by law or executive order to close.

(iv) Notwithstanding the foregoing provisions of this Section 2.7, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.7. Nothing in this Section 2.7 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

(v) In addition to the requirements set forth elsewhere in these Bylaws, to be eligible to be a nominee for election or re-election as a director of the Corporation, such proposed nominee or a person on such proposed

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nominee’s behalf must deliver (with respect to a nomination made by a stockholder pursuant to this Section 2.7, in accordance with the time periods for delivery of timely notice under this Section 2.7), to the Secretary of the Corporation at the principal executive offices of the Corporation a completed and signed questionnaire with respect to the background and qualification of such proposed nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such proposed nominee (i) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with such proposed nominee’s fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, and (iii) would be in compliance, if elected as a director of the Corporation, and will comply with, all applicable publicly disclosed corporate governance, code of conduct and ethics, conflict of interest, confidentiality, corporate opportunities, trading and any other policies and guidelines of the Corporation applicable to directors.

(vi) A stockholder providing notice of a proposed nomination for election to the Board (given pursuant to this Section 2.7) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct (x) as of the record date for the meeting and (y) as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof. Any such update and supplement shall be delivered in writing to the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date for the meeting) and not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of fifteen (15) days prior to the meeting or adjournment or postponement thereof).

(d) Notwithstanding anything to the contrary contained in this Section 2.7, as long as [Jereme Kent] (the “Principal Stockholder”) and his affiliates and associates (other than the Corporation and any entity that is controlled by the Corporation) (the “Principal Stockholder Affiliates”) collectively beneficially own in the aggregate (directly or indirectly) at least [10%] of the voting power of the then outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors (the “Advance Notice Trigger Date”), each of the Principal Stockholder and the Principal Stockholder Affiliates shall not be subject to the advance notice procedures set forth in this Section 2.7 with respect to any nomination or business proposed to be brought by such Principal Stockholder or Principal Stockholder Affiliate before an annual meeting of stockholders or any nomination proposed to be brought by such Principal Stockholder before a special meeting of stockholders called by the Corporation for the purposes of electing directors. Prior to the Advance Notice Trigger Date, if the Principal Stockholder or a Principal Stockholder Affiliate seeks to bring a nomination or other business before an annual or special meeting, as appliable, the notice of such nomination or business (which, for the avoidance of doubt, does not need to comply with the requirements of this Section 2.7) must be delivered to the Corporation at any time prior to the mailing of the definitive proxy statement pursuant to Section 14(a) of the Exchange Act related to such meeting of stockholders.

Section 2.8 Voting.

(a) Except as otherwise provided by these Bylaws, each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present, provided that if, as of the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by the vote of a

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plurality of the votes cast. For purposes of this Section 2.8, a majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that director’s election).

In order for any incumbent director to become a nominee of the Board of Directors for further service on the Board of Directors, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board of Directors in accordance with the policies and procedures adopted by the Board of Directors for such purpose. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the nominating and governance committee, or such other committee designated by the Board of Directors pursuant to these Bylaws, shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the committee’s recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and other information that they consider appropriate and relevant.

(b) All other matters submitted to the stockholders at any meeting, at which a quorum is present shall, unless a different or minimum vote is required by the certificate of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the corporation, or any law or regulation applicable to the corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter, be decided by a majority of the votes cast.

Section 2.9 Inspectors of Elections. The Corporation may, and shall if required by law, appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the DGCL.

Section 2.10 Conduct of Meetings.

(a) The Chief Executive Officer shall preside at all meetings of the stockholders. In the absence of the Chief Executive Officer, the Chairman of the Board shall preside at a meeting of the stockholders. In the absence of the Chief Executive Officer or the Chairman of the Board, the President shall preside at a meeting of the stockholders. In the absence of each of the Chief Executive Officer, the Chairman of the Board and the President, the Secretary shall preside at a meeting of the stockholders. In the anticipated absence of all officers designated to preside over the meetings of stockholders, the Board of Directors may designate an individual to preside over a meeting of the stockholders.

(b) The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

(c) The Board of Directors may, to the extent not prohibited by law, adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the

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meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may to the extent not prohibited by law include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless, and to the extent, determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.2 Number and Tenure. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be as fixed as set forth in the Certificate of Incorporation. The terms of directors shall be as set forth in the Certificate of Incorporation.

Section 3.3 Regular Meetings. The Board of Directors may, by resolution, provide the time and place for the holding of regular meetings of the Board of Directors.

Section 3.4 Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the Chief Executive Officer, or a majority of the Board of Directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

Section 3.5 Action By Unanimous Consent of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the board or committee in the same paper or electronic form as the minutes are maintained.

Section 3.6 Notice. Notice of any special meeting shall be given to each director at his business or residence in writing, or by facsimile transmission, telephone communication or electronic transmission. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by facsimile transmission or other electronic transmission, such notice shall be transmitted at least twenty-four (24) hours before such meeting. If by telephone, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting. A meeting may be held at any time without notice if all the directors are present (except as otherwise provided by law) or if those not present waive notice of the meeting in writing or by electronic transmission, either before or after such meeting.

Section 3.7 Conference Telephone Meetings. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

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Section 3.8 Quorum. A whole number of directors equal to at least a majority of the total number of directors that the Corporation would have if there were no vacancies shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.9 Vacancies. Newly created directorships and vacancies on the Board of Directors shall be filled as set forth in the Certificate of Incorporation.

Section 3.10 Committees.

(a) The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no committee shall have power or authority in reference to the following matters: (i) approving, adopting or recommending to stockholders any action or matter (other than the election or removal of directors) required by law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw.

(b) Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to these Bylaws.

Section 3.11 Removal. Directors shall be removed as set forth in the Certificate of Incorporation.

Section 3.12 Eligibility. For so long as Jereme Kent is: (i) serving as the CEO of the Corporation; and (ii) owns, directly or indirectly, at least 5 million shares of Common Stock in the Corporation, as such number may be adjusted for stock splits, dividends and other corporate matters, Mr. Kent shall be a member of the Board of Directors. The Corporation shall take such action as may be necessary to nominate Mr. Kent to the Board of Directors, and to the extent that he is not elected by the Corporation’s stockholders, the Board of Directors shall increase the number of Directors and appoint Mr. Kent to the newly-created vacancy.

ARTICLE IV

OFFICERS

Section 4.1 Elected Officers. The elected officers of the Corporation shall be a Chief Executive Officer, a President, a Secretary, a Treasurer, and such other officers as the Board of Directors from time to time may deem proper. The Chief Executive Officer shall also serve as the Chairman of the Board. All officers chosen by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have powers and duties as from time to time may be conferred by the Board of Directors or by any duly authorized committee thereof.

Section 4.2 Election and Term of Office. The elected officers of the Corporation shall be elected by the Board of Directors. Each officer shall hold office for the term as determined by the Board of Directors.

Section 4.3 Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board.

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Section 4.4 Chief Executive Officer. The Chief Executive Officer shall be the general manager of the Corporation, subject to the control of the Board of Directors, and as such shall, subject to Section 2.10 (A) hereof, preside at all meetings of stockholders, shall have general supervision of the affairs of the Corporation, shall sign or countersign or authorize another officer to sign all certificates, contracts, and other instruments of the Corporation as authorized by the Board of Directors, shall make reports to the Board of Directors and stockholders, and shall perform all such other duties as are incident to such office or are properly required by the Board of Directors.

Section 4.5 President. The President shall be the chief operating officer of the corporation and shall be subject to the general supervision, direction, and control of the Chief Executive Officer unless the Board of Directors provides otherwise.

Section 4.6 Secretary. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors and all other notices required by law or by these Bylaws, and in case of his absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman of the Board, the Chief Executive Officer, the President or by the Board of Directors, upon whose request the meeting is called as provided in these Bylaws. The Secretary shall record all the proceedings of the meetings of the Board of Directors, any committees thereof and the stockholders of the Corporation in a book to be kept for that purpose, and shall perform such other duties as may be assigned to such Secretary by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. The Secretary shall have custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, and attest to the same.

Section 4.7 Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors the Chairman of the Board, the Chief Executive Officer or the President, taking proper vouchers for such disbursements. The Treasurer shall render to the Chairman of the Board, the Chief Executive Officer, the President and the Board of Directors, whenever requested, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond for the faithful discharge of his duties in such amount and with such surety as the Board of Directors shall prescribe.

Section 4.8 Removal. Subject to Section 4.9, any officer elected by the Board of Directors may be removed at any time by the Board of Directors. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his successor, his death, his resignation or his removal, whichever event shall first occur, except as otherwise provided in an employment contract or an employee plan.

Section 4.9 Removal of CEO. Jereme Kent may only be removed as CEO of the Corporation by the unanimous consent of the Board of Directors, excluding Mr. Kent.

Section 4.10 Vacancies. A newly created office and a vacancy in any office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term.

ARTICLE V

STOCK CERTIFICATES AND TRANSFERS

Unless the Board of Directors has determined by resolution that some or all of any or all classes or series of stock shall be uncertificated shares, the interest of each stockholder of the Corporation shall be evidenced by

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certificates for shares of stock. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by two authorized officers of the Corporation (it being understood that each of the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, the Chief Executive Officer, the President, a Vice President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation shall be authorized officers for this purpose) representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), where the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in Section 6.3 hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

Section 6.2 Right to Advancement of Expenses. The Corporation shall, to the fullest extent permitted by law, pay the expenses incurred in defending any proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Section 6.3 Right of Indemnitee to Bring Suit. The rights to indemnification and to the advancement of expenses conferred in Section 6.1 and Section 6.2, respectively, shall be contract rights. If a claim under Section 6.1 or Section 6.2 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the

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Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section 6.3 or otherwise shall be on the Corporation.

Section 6.4 Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under the Corporation’s Certificate of Incorporation, these Bylaws, or any statute, agreement, vote of stockholders or disinterested directors or otherwise.

Section 6.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 6.6 Amendment of Rights. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 6.7 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year or as shall be otherwise determined by the Board of Directors.

Section 7.2 Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Certificate of Incorporation.

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Section 7.3 Seal. The corporate seal, if any, shall have inscribed the name of the Corporation thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.4 Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders of the Board of Directors need be specified in any waiver of notice of such meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 7.5 Resignations. Any director or any officer, whether elected or appointed, may resign at any time by serving written notice of such resignation on the Chairman of the Board, the Chief Executive Officer or the Secretary, or by submitting such resignation by electronic transmission (as such term is defined in the DGCL), and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer, or the Secretary or at such later date as is stated therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

Section 7.6 Contracts. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President or any Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the Chief Executive Officer, the President or any Vice President of the Corporation may delegate contractual powers to others under his jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 7.7 Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or any Vice President may from time to time appoint any attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock and other securities of such other corporation or other entity, or to consent, in the name of the Corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper. Any of the rights set forth in this Section 7.7 which may be delegated to an attorney or agent may also be exercised directly by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President.

ARTICLE VIII

AMENDMENTS

Subject to the provisions of the Corporation’s Certificate of Incorporation, these Bylaws may be adopted, amended or repealed by the Board of Directors. Subject to the provisions of the Certificate of Incorporation, the stockholders shall also have the power to adopt, amend or repeal these Bylaws, provided that in addition to any

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vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate of Incorporation, the affirmative vote of the holders of at least two thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of these Bylaws.

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Annex D

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

[ONE POWER COMPANY]

TRTL Holding Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The present name of the Corporation is TRTL Holding Corp. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was February 8, 2024 (the “Original Certificate of Incorporation”).

2. This Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) amends, integrates and restates the Original Certificate of Incorporation and was duly adopted in accordance with the provisions of Sections 242, and 245 of the General Corporation Law of the State of Delaware (the “DGCL”).

3. The text of the Original Certificate of Incorporation is hereby amended, integrated and restated in its entirety to provide as herein set forth in full.

ARTICLE I

NAME OF THE CORPORATION

The name of the corporation is [One Power Company] (the “Corporation”).

ARTICLE II

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

BUSINESS PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

CAPITAL STOCK

Section 4.01. Authorized Classes of Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is [ ] shares, consisting of (a) [ ] shares of common stock (the “Common Stock”) and (b) [ ] shares of preferred stock (the “Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof

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then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation with the power to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision thereof, and no vote of the holders of any series of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 4.02. Common Stock.

(a) Dividends. Subject to the express terms of any outstanding series of Preferred Stock, dividends may be paid in cash or otherwise with respect to the Common Stock out of the assets of the Corporation legally available therefor, upon the terms, and subject to the limitations, as the Board of Directors of the Corporation (the “Board of Directors”) may determine. All shares of Common Stock of the Corporation shall be of equal rank and shall be identical with respect to rights to such dividends.

(b) Liquidation Rights. Subject to the express terms of any outstanding Preferred Stock, in the event of a Liquidation of the Corporation, the holders of Common Stock shall be entitled to share in the distribution of any remaining assets available for distribution to the holders of Common Stock ratably in proportion to the total number of shares of Common Stock then issued and outstanding.

(c) Voting Rights. Subject to the express terms of any outstanding series of Preferred Stock and except as otherwise provided herein or required by the DGCL:

i. The holders of Common Stock shall be entitled to one (1) vote per share on any matter submitted to a vote of the stockholders generally.

ii. Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

Section 4.03. Preferred Stock. The Board of Directors is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(a) the designation of the series;

(b) the number of shares of the series;

(c) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(d) whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(e) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

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(f) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(g) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(h) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(i) the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(j) any other relative rights, preferences, and limitations of that series.

ARTICLE V

BOARD OF DIRECTORS

Section 5.01. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 5.02. Number of Directors; Term of Office. Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire Board of Directors shall be as fixed from time to time solely by resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies. Except as may otherwise be provided in the terms of any Preferred Stock issued by the Corporation with respect to the termination after less than one year of the term of office of any director elected by the holders of such Preferred Stock, each director shall hold office for one year, until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Directors may be elected to an unlimited number of successive terms. Nothing in this section shall prohibit a director from being reelected by the stockholders. Notwithstanding the foregoing, duly elected directors shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Section 5.03. Newly Created Directorships and Vacancies. Except as otherwise required by law and subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors may only be filled by the affirmative votes of a majority of the members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected to fill a newly created directorship resulting from an increase in the authorized number of directors shall serve until the next election of directors and until a successor is duly elected and qualified, subject to such director’s earlier of such director’s death, resignation or removal. A director so elected to fill a vacancy shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced and until a successor is duly elected and qualified, subject to such director’s earlier of such director’s death, resignation, or removal.

Section 5.04. Removal. Subject to any rights of the holders of any series of Preferred Stock, any director or the entire Board may be removed from office at any time, with or without cause, by the holders of a majority in voting power of the shares of capital stock of the Corporation then entitled to vote at an election of directors.

Section 5.05 Preferred Stock Directors. During any period when the holders of one or more series of Preferred Stock have the separate right to elect additional directors as provided for or fixed pursuant to the provisions of

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Article IV, Section 4.03 hereof (including any certificate of designation) (a “Preferred Stock Director”), and upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such number of directors that the holders of any series of Preferred Stock have a right to elect, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions; and (ii) each Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, disqualification or removal. Except as otherwise provided for or fixed pursuant to the provisions of Article IV, Section 4.03 hereof (including any certificate of designation), whenever the holders of one or more series of Preferred Stock having a separate right to elect additional directors cease to have or are otherwise divested of such right pursuant to said provisions, the terms of office of all Preferred Stock Directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such Preferred Stock Director shall cease to be qualified as a director and shall cease to be a director) and the total authorized number of directors of the Corporation shall be automatically reduced accordingly.

Section 5.06. Written Ballot. Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI

LIMITATION OF LIABILITY; INDEMNIFICATION

Section 6.01. Limitation of Liability. To the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or as an officer, as the case may be. No amendment to, modification of, or repeal of this Section 6.01 shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment.

Notwithstanding anything herein to the contrary and in additional to any vote required by law, the affirmative vote of the holders of not less than two thirds (2/3) in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, shall be required to amend or repeal any provision of this Article VI.

ARTICLE VII

STOCKHOLDER ACTION

Section 7.01. Stockholder Consent Prohibition. Subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by any consent by such stockholders.

Section 7.02. Special Meetings of Stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation shall only be called by the Board of Directors.

ARTICLE VIII

BYLAWS

Section 8.01. Board of Directors. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend, alter, or repeal the Bylaws without any action on the part of the stockholders.

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Section 8.02. Stockholders. The stockholders shall also have the power to adopt, amend, alter, or repeal the Bylaws; provided that, in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by applicable law or this Certificate of Incorporation, such adoption, amendment, alteration, or repeal by the stockholders shall require the approval of the affirmative vote of the holders of at least two thirds (2/3) in voting power of the shares of the then outstanding voting stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE IX

AMENDMENTS

The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.

ARTICLE X

FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X.

[Signature Page to Follow]

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THIS CERTIFICATE OF INCORPORATION is executed as of this [ ] day of [ ] 2024.

[ONE POWER COMPANY]

By:
Name:
Title:

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ANNEX E

Board of Directors of TortoiseEcofin Acquisition Corp. III

August 14, 2023

Fairness Opinion - Confidential

August 14, 2023	PRIVATE & CONFIDENTIAL

Board of Directors

TortoiseEcofin Acquisition Corp. III

6363 College Blvd., Ste. 100A

Overland Park, KS 66211

Ladies and Gentlemen:

Houlihan Capital, LLC (“Houlihan Capital”) understands that TortoiseEcofin Acquisition Corp. III (“TEAC, “Client”, or “Company”) is contemplating a business combination whereby One Energy Enterprises, Inc. (“OEE” or “Target”) intends to merge with a wholly owned subsidiary of the Company (“Combined Company”) and all of the issued and outstanding shares of capital stock (on a fully diluted basis) of the Target would be exchanged for ordinary shares of the Combined Company (the “Transaction”), and all issued and outstanding options, warrants and other equity rights exercisable for or convertible into any shares of capital stock of OEE will be exchanged for options, warrants or other equity rights exercisable or convertible into ordinary shares of the Combined Company. Houlihan Capital further understands that the Company has offered a pre- money enterprise valuation of the Target of $300 million and that the historical shareholders of the Target will have the right to receive an additional $50 million of common stock of the Combined Company (“Target Earnout”), based on an implied value of $10 per share of common stock, during the five-year period commencing on the Transaction closing date (“Closing”). The Client also agrees to subject Class B ordinary shares held by the Sponsor of the Company at Closing to an earnout (the “Sponsor Earnout”, together with Target Earnout, the “Earnouts”). As part of the Transaction, the Company and the Target will work together cooperatively to approach investors (the “PIPE Investors”) to raise $25.0 million to $75.0 million via the issuance by TEAC of privately placed securities of the Combined Company at the Closing (the “PIPE Financing”). Among other elements of the Transaction, OEE will offer incentive shares (the “Contingent Shares”) to holders of Class A ordinary shares that do not elect to redeem their shares (the “Non- Redeeming Class A Shareholders”) and to investors in the PIPE Financing, if any, on a pro rata basis.

Pursuant to an engagement letter dated April 30, 2023, the Board of Directors of the Company (the “Board”) engaged Houlihan Capital as its financial advisor to render a written opinion, as to whether, as of the date of such Opinion, the Transaction is fair, from a financial point of view, to the Company’s unaffiliated security holders.

In completing our analysis for purposes of the Opinion set forth herein, Houlihan Capital’s investigation included, among other things, the following:

•

Held discussions with certain members of Company management (“Company Management”) and Target management (“Target Management”) regarding the Transaction, certain financial and operating information with respects to the business operations and prospects of Target;

•	Review of information provided by Client and Target including, but not limited to:

•	Draft One Power Company Investor Presentation;

•	Fully executed non-binding Letter of Intent, dated July 18, 2023;

•	Principal terms and conditions of proposed Transaction, as contained in draft Transaction documents;

•	Illustrative Combined Company pro forma cap table for the Transaction provided by Target Management;

•	OEE Convertible Preferred Stock terms and agreements;

•	Forecasted quarterly revenue through December 31, 2024, as contained in Excel spreadsheets prepared by Company Management;

We also:

•	Received and reviewed a customary Representation Letter from Company Management, dated August 14, 2023;

•

Discussed with Company Management and Target Management the status of current outstanding legal and environmental claims and confirmed that any potential related financial exposure has been properly disclosed;

•

Received and reviewed information provided by management and reviewed certain information about the industry in which the Target operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;

•	Developed indications of value for the Target using generally accepted valuation methodologies; and

•	Reviewed certain other relevant, publicly available information, including economic, industry, and Target specific information.

Our analyses contained herein are confidential and addressed to, and provided exclusively for use by, the Board. Our written opinion may be used (i) by the Board in evaluating the Transaction, (ii) in disclosure materials to holders of Company common stock, (iii) in filings with the U.S. Securities and Exchange Commission (the “SEC”) (including the filing of the fairness opinion and the data and analysis presented by Houlihan Capital to the Board), and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the Opinion.

No opinion, counsel, or interpretation was intended or should be inferred with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Furthermore, the Opinion does not address any aspect of the Board’s recommendation to its security holders with respect to the adoption of the Transaction or how any security holder of the Company should vote with respect to such adoption or the statutory or other method by which the Company is seeking such vote in accordance with the terms of the Transaction, applicable law, and the Company’s organizational instruments.

This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan Capital and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, principal, employee, affiliate, or member of Houlihan Capital or their successors or assigns shall be subjected to any personal liability whatsoever (other than for intentional misconduct, fraud, or gross negligence), nor will any such claim be asserted by or on behalf of you or your affiliates against any such person with respect to the Opinion other than Houlihan Capital.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Target, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from Company Management and Target Management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading in any material respect for the purposes of the Opinion. We have not assumed responsibility for any independent verification of information provided by Company Management or Target Management nor have we assumed any obligation to verify this information. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

For the avoidance of doubt, Company Management directed Houlihan Capital to rely on certain forecasted financial information (the “Forecast”) in preparation of its Opinion, including a range of revenue expectations. The low end of this range includes a revenue amount for CY 2024 of $41,512,000 and the high end of this range includes a revenue amount for CY 2024 of $75,603,000. Company Management executed a representation letter, dated August 14, 2023, confirming that the Forecast represents Target Management’s good faith assessment of OEE’s forecasted future performance pro forma for closing of its pending business combination with the Company (i.e., de-SPAC), and it is Company Management’s good faith belief, based on the information provided to Company Management by OEE, that Target Management has a reasonable basis for such an assessment.

Houlihan Capital had no role whatsoever in the preparation of the Forecast, nor was Houlihan Capital asked to provide an outside “reasonableness review” of the Forecast. Further, the Company did not engage Houlihan Capital to audit or otherwise validate any of the Forecast’s underlying inputs and assumptions.

Several analytical methodologies have been employed herein, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. In arriving at the Opinion, Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by us and in the context of the circumstances of the Transaction. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

The conclusions we have reached are based on all the analyses and factors presented herein taken as a whole and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the material that follows.

Our only opinion is the formal written opinion Houlihan Capital has expressed as to whether, as of the date herein, the Transaction is fair, from a financial point of view, to the Company’s unaffiliated security holders. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the (i) underlying business decision of Company, its security holders, or any other party to proceed with or effect the proposed Transaction, (ii) financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion, (iii) terms of the Transaction (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion, (v) relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company, or (vi) tax, accounting, or legal consequences of the proposed Transaction to either the Company, its security holders, or any other party.

In our analysis and in connection with the preparation of the Opinion, Houlihan Capital has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Houlihan Capital’s Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion. Houlihan Capital is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion.

Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals, has any ownership or other beneficial interests in the Company or Target. and has provided no previous investment banking or consulting services to the Company or Target. In June 2022, Houlihan Capital Advisors, LLC provided valuation services to the Target. Houlihan Capital was not requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the proposed Transaction, (ii) negotiate or recommend the terms of the proposed Transaction, or (iii) advise the Board with respect to alternatives to the proposed Transaction.

Houlihan Capital has received and is receiving a fee from the Company relating to its services in providing this Opinion that is not contingent on the consummation of the proposed Transaction. In an engagement letter dated April 30, 2023, Client has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital’s services.

As of the date hereof, it is Houlihan Capital’s opinion that the Transaction is fair, from a financial point of view, to the Company’s unaffiliated security holders.

Respectfully submitted,

Houlihan Capital, LLC

Annex F

ONE POWER COMPANY

2024 EQUITY INCENTIVE PLAN

1. Purpose. The purpose of the One Power Company 2024 Equity Incentive Plan (the “Plan”) is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Common Shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s shareholders.

2. Definitions. The following definitions shall be applicable throughout the Plan:

(a) “Affiliate” means, at the time of determination, (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise. The Committee will have the authority to determine the time or times at which “Affiliate” is determined within the forgoing definition.

(b) “Award” means, individually or collectively, any Incentive Stock Option, Non-Qualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award, and Performance Compensation Award granted under the Plan.

(c) “Board” means the Board of Directors of the Company.

(d) “Business Combination” has the meaning given such term in the definition of “Change in Control.”

(e) “Cause” shall have the meaning set forth in the applicable Participant’s employment or similar agreement with the Company or its Affiliates and in the absence of such agreement or definition, shall mean, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting or similar agreement between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting or similar agreement (or the absence of any definition of “Cause” contained therein), (A) gross misconduct by the Participant which results in loss, damage or injury to the Company or any of its Affiliates, its goodwill, business or reputation; (B) the commission or attempted commission of an act of embezzlement, fraud or breach of fiduciary duty which results in loss, damage or injury to the Company or any of its Affiliates, its goodwill, business or reputation; (C) the unauthorized disclosure or misappropriation of any trade secret or confidential information of the Company, any of its Affiliate or any third party who has a business relationship with the Company; (D) the Participant’s conviction of or plea of nolo contendere to, a felony under any state or federal law; (E) the violation (or potential violation) by the Participant, in any material respect, of a non-competition, non-solicitation, non-disclosure or assignment of inventions covenant between the Participant and the Company or any of its Affiliates; (F) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; or (G) the use of controlled substances, illicit drugs, alcohol or other substances or behavior which interferes with the Participant’s ability to perform his or her services for the Company or any of its Affiliates or which otherwise results in loss, damage or injury to the Company, its goodwill, business or reputation. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

Annex F-1

(f) “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i) Any sale, lease, exchange or other transfer (in one or a series of related transactions) of all or substantially all of the assets of the Company;

(ii) Any “Person” as such term is used in Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) becomes, directly or indirectly, the “beneficial owner” as defined in Rule 13d-3 under the Exchange Act of securities of the Company that represent fifty percent (50%) or more of the combined voting power of the Company’s then outstanding voting securities (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Section 2(f)(ii), the following acquisitions shall not constitute a Change in Control: (I) any acquisition directly from the Company principally for bona fide equity financing purposes, (II) any acquisition by the Company, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, (IV) any acquisition by any corporation pursuant to a transaction that complies with Sections 2(f)(iv)(A) and 2(f)(iv)(B), (V) any acquisition involving beneficial ownership of less than fifty percent (50%) of the then-outstanding Common Shares (the “Outstanding Company Common Shares”) or the Outstanding Company Voting Securities that is determined by the Board, based on review of public disclosure by the acquiring Person with respect to its passive investment intent, not to have a purpose or effect of changing or influencing the control of the Company; provided, however, that for purposes of this clause (V), any such acquisition in connection with (x) an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents or (y) any “Business Combination” (as defined below) shall be presumed to be for the purpose or with the effect of changing or influencing the control of the Company;

(iii) During any period of not more than two (2) consecutive years, individuals who constitute the Board as of the beginning of the period (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least two-thirds (2/3) of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;

(iv) Consummation of a merger, amalgamation or consolidation (a “Business Combination”) of the Company with any other corporation, unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Shares and the Outstanding Company Voting Securities, as the case may be, and (B) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination;

(v) Shareholder approval of a plan of complete liquidation of the Company.

Annex F-2

(g) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(h) “Committee” means a committee of at least two (2) people as the Board may appoint to administer the Plan or, if no such committee has been appointed by the Board, the Board.

(i) “Common Shares” means the shares of the Company’s Class A common stock, par value $0.0001 per share.

(j) “Company” means One Power Company, a Delaware corporation.

(k) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(l) “Effective Date” means the date on which the Plan is approved by the shareholders of the Company.

(m) “Eligible Director” means a person who is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(n) “Eligible Person” with respect to an Award denominated in Common Shares, means any (i) individual employed by the Company or an Affiliate; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate; provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

(o) “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(p) “Exercise Price” has the meaning given such term in Section 7(b) of the Plan.

(q) “Fair Market Value” means, as of any date, the value of Common Shares determined as follows:

(i) If the Common Shares are listed on any established stock exchange or a national market system will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii) If the Common Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Common Share will be the mean between the high bid and low asked prices for the Common Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii) In the absence of an established market for the Common Shares, the Fair Market Value will be determined in good faith by the Committee.

Annex F-3

(r) “Good Reason” shall have the meaning set forth in the applicable Participant’s employment or similar agreement with the Company or its Affiliates and in the absence of such agreement or definition, shall mean that one or more of the following has occurred without the Participant’s written consent:

(i) a material negative change in the nature or scope of the Participant’s responsibilities, duties or authority;

(ii) a material reduction in the Participant’s base compensation, excluding any reduction up to ten percent (10%) that is applied to all similarly situated service providers of the Company; or

(iii) the Participant’s required re-location to a worksite location which is more than fifty (50) miles from the Participant’s then current principal worksite without the Participant’s prior written consent (such consent not to be unreasonably withheld).

provided that, in any such case, the Participant provides written notice to the Company that the event giving rise to such claim of Good Reason has occurred within thirty (30) days after the occurrence of such event, and such Good Reason remains uncured thirty (30) days after the Participant has provided such written notice; provided further that any resignation of the Participant’s employment or service for “Good Reason” occurs no later than thirty (30) days following the expiration of such cure period.

(s) “Immediate Family Members” shall have the meaning set forth in Section 15(b).

(t) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(u) “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of the Plan.

(v) “Mature Shares” means Common Shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a tax or deduction obligation of the Participant.

(w) “Non-Qualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(x) “Option” means an Award granted under Section 7 of the Plan.

(y) “Option Period” has the meaning given such term in Section 7(c) of the Plan.

(z) “Outstanding Company Common Shares” has the meaning given such term in the definition of “Change in Control.”

(aa) “Outstanding Company Voting Securities” has the meaning given such term in the definition of “Change in Control.”

(bb) “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to Section 6 of the Plan.

(cc) “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of the Plan.

Annex F-4

(dd) “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan.

(ee) “Performance Formula” shall mean, for a Performance Period, the one or more formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(ff) “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(gg) “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(hh) “Permitted Transferee” shall have the meaning set forth in Section 15(b) of the Plan.

(ii) “Person” has the meaning given such term in the definition of “Change in Control.”

(jj) “Plan” means this One Power Company 2024 Equity Incentive Plan, as amended from time to time.

(kk) “Qualifying Termination” means, except as otherwise provided by the Committee as set forth in the Award, the occurrence of either a termination of a Participant’s employment by the Company without Cause or for Good Reason, in either case, occurring on or within the twelve (12) month period (or such other period specified in the applicable Award Agreement) following the consummation of a Change in Control.

(ll) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(mm) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Common Shares, cash, other securities or other property, subject to certain performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(nn) “Restricted Stock” means Common Shares, subject to certain specified performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(oo) “Retirement” means, in the case of a particular Award, the definition set forth in the applicable Award Agreement.

(pp) “SAR Period” has the meaning given such term in Section 8(b) of the Plan.

(qq) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(rr) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

Annex F-5

(ss) “Stock Bonus Award” means an Award granted under Section 10 of the Plan.

(tt) “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(uu) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of shares (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership (or any comparable foreign entity (a) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(vv) “Substitute Award” has the meaning given such term in Section 5(e).

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration.

(a) The Committee shall administer the Plan. To the extent required to comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time he or she takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan or by the Board, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the form of Award agreement and the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Common Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Shares, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards, including, but not limited to, upon a Qualifying Termination; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

Annex F-6

(c) The Committee may delegate to one (1) or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons subject to Section 16 of the Exchange Act.

(d) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

(e) No member of the Board, the Committee, delegate of the Committee or any employee or agent of the Company (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Articles of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. Grant of Awards; Shares Subject to the Plan; Limitations.

(a) The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b) Subject to Section 12 of the Plan, Awards granted under the Plan shall be subject to the following limitations: (i) the Committee is authorized to deliver under the Plan an aggregate number of Common Shares equal to 10% of Common Shares on a fully diluted basis as of Effective Date; provided, that total number of Common Shares that will be reserved, and that may be issued, under the Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2025, by a number of Common Shares equal to three percent (3%) of the total outstanding Common Shares on the last day of the prior calendar year, and (ii) the maximum number of Common Shares that may be granted under the Plan during any single fiscal year to any Participant who is a non-employee director, when taken together with any cash fees paid to such

Annex F-7

non-employee director during such year in respect of his or her service as a non-employee director (including service as a member or chair of any committee of the Board), shall not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes); provided that the non-employee directors who are considered independent (under the rules of The NASDAQ Stock Market or other securities exchange on which the Common Shares are traded) may make exceptions to this limit for a non-executive chair of the Board, if any, in which case the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation. Notwithstanding the automatic annual increase set forth in (i) above, the Board may act prior to January 1st of a given year to provide that there will be no such increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of Common Shares than would otherwise occur pursuant to the stipulated percentage.

(c) In the event that (i) any Option or other Award granted hereunder is exercised through the tendering of Common Shares (either actually or by attestation) or by the withholding of Common Shares by the Company, or (ii) tax or deduction liabilities arising from such Option or other Award are satisfied by the tendering of Common Shares (either actually or by attestation) or by the withholding of Common Shares by the Company, then in each such case the Common Shares so tendered or withheld shall be added to the Common Shares available for grant under the Plan on a one-for-one basis. Shares underlying Awards under the Plan that are forfeited, cancelled, expire unexercised, or are settled in cash are available again for Awards under the Plan.

(d) Common Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Common Shares underlying any Substitute Awards shall not be counted against the aggregate number of Common Shares available for Awards under the Plan.

6. Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan.

7. Options.

(a) Generally. Each Option granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. All Options granted under the Plan shall be Non-Qualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. The maximum aggregate number of Common Shares that may be issued through the exercise of Incentive Stock Options granted under the Plan is an aggregate number of Common Shares equal to 10% of Common Shares on a fully diluted basis as of Effective Date. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the shareholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Non-Qualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall

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be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Non-Qualified Stock Option appropriately granted under the Plan.

(b) Exercise Price. Except with respect to Substitute Awards, the exercise price (“Exercise Price”) per Common Share for each Option shall not be less than one hundred percent (100%) of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)), the Exercise Price per share shall not be less than one hundred and ten percent (110%) of the Fair Market Value per share on the Date of Grant and provided further, that, notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Common Share.

(c) Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten (10) years, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)); provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of an Option shall expire upon the Participant’s termination of employment or service with the Company and its Affiliates, and the vested portion of such Option shall remain exercisable for (A) one (1) year following termination of employment or service by reason of such Participant’s death or disability (as determined by the Committee), but not later than the expiration of the Option Period or (B) ninety (90) days following termination of employment or service for any reason other than such Participant’s death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and (ii) both the unvested and the vested portion of an Option shall expire upon the termination of the Participant’s employment or service by the Company for Cause. If the Option would expire at a time when the exercise of the Option would violate applicable securities laws, the expiration date applicable to the Option will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the Option Period.

(d) Method of Exercise and Form of Payment. No Common Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any taxes required to be withheld or paid. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check, cash equivalent and/or Common Shares valued at the fair market value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Common Shares in lieu of actual delivery of such shares to the Company); provided that such Common Shares are not subject to any pledge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, on a case by case basis, including without limitation: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or

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(C) by a “net exercise” method whereby the Company withholds from the delivery of the Common Shares for which the Option was exercised that number of Common Shares having a fair market value equal to the aggregate Exercise Price for the Common Shares for which the Option was exercised. Fractional Common Shares may be issued or delivered pursuant to the Plan or any Award in the sole discretion of the Committee, and in the event the Committee determines that no fractional shares may be issued or delivered, the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Common Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (A) two (2) years after the Date of Grant of the Incentive Stock Option or (B) one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f) Compliance with Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) Generally. Each SAR granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Exercise Price. The Exercise Price per Common Share for each SAR shall not be less than one hundred percent (100%) of the Fair Market Value of such share determined as of the Date of Grant.

(c) Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for (A) one (1) year following termination of employment or service by reason of such Participant’s death or disability (as determined by the Committee), but not later than the expiration of the SAR Period or (B) ninety (90) days following termination of employment or service for any reason other than such Participant’s death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and (ii) both the unvested and the vested portion of a SAR shall expire upon the termination of the Participant’s employment or service by

Annex F-10

the Company for Cause. If the SAR would expire at a time when the exercise of the SAR would violate applicable securities laws, the expiration date applicable to the SAR will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the SAR Period.

(d) Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the fair market value exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the fair market value of one Common Share on the exercise date over the Strike Price, less an amount equal to any taxes required to be withheld or paid. The Company shall pay such amount in cash, in Common Shares valued at fair market value, or any combination thereof, as determined by the Committee. Fractional Common Shares may be issued or delivered pursuant to the Plan or any Award in the sole discretion of the Committee, and in the event the Committee determines that no fractional shares may be issued or delivered, the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

9. Restricted Stock and Restricted Stock Units.

(a) Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b) Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) Vesting; Acceleration of Lapse of Restrictions. Unless otherwise provided by the Committee in an Award agreement the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

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(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a fair market value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii) Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one (1) Common Share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part Common Share in lieu of delivering only Common Shares in respect of such Restricted Stock Units or (ii) defer the delivery of Common Shares (or cash or part Common Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering Common Shares, the amount of such payment shall be equal to the fair market value of the Common Shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any taxes required to be withheld or paid.

10. Stock Bonus Awards. The Committee may issue unrestricted Common Shares, or other Awards denominated in Common Shares, under the Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

11. Performance Compensation Awards.

(a) Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of the Plan, to designate such Award as a Performance Compensation Award. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award. Unless otherwise determined by the Committee, all Performance Compensation Awards shall be evidenced by an Award agreement.

(b) Discretion of Committee with Respect to Performance Compensation Awards. The Committee shall have the discretion to establish the terms, conditions and restrictions of any Performance Compensation Award. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal (s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula.

(c) Performance Criteria. The Committee may establish Performance Criteria that will be used to establish the Performance Goal(s) for Performance Compensation Awards which may be based on the attainment

Annex F-12

of specific levels of performance of the Company (and/or one or more Affiliates, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of rollouts of new products and services; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one (1) or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. Any Performance Criteria that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

(d) Modification of Performance Goal(s). The Committee is authorized at any time to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect any specified circumstance or event that occurs during a Performance Period, including but not limited to the following: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non-recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in the Company’s fiscal year.

(e) Terms and Conditions to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals. Following the completion of a Performance Period, the Committee shall determine whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate the amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period.

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(f) Timing of Award Payments. Except as provided in an Award agreement, Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following the Committee’s determination in accordance with Section 11(e).

12. Changes in Capital Structure and Similar Events. In the event of (i) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, spin-off, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Common Shares, or (ii) unusual or infrequently occurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following:

(a) adjusting any or all of (A) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(b) providing for a substitution or assumption of Awards in a manner that substantially preserves the applicable terms of such Awards;

(c) accelerating the exercisability or vesting of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event;

(d) modifying the terms of Awards to add events, conditions or circumstances (including termination of employment within a specified period after a Change in Control) upon which the exercisability or vesting of or lapse of restrictions thereon will accelerate;

(e) deeming any performance measures (including, without limitation, Performance Criteria and Performance Goals) satisfied at target, maximum or actual performance through closing or such other level determined by the Committee in its sole discretion, or providing for the performance measures to continue (as is or as adjusted by the Committee) after closing;

(f) providing that for a period prior to the Change in Control determined by the Committee in its sole discretion, any Options or SARs that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all Common Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any Options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control; and

(g) canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Common Shares, other securities or other property, or any combination thereof, the value of such Awards,

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if any, as determined by the Committee (which if applicable may be based upon the price per Common Share received or to be received by other shareholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Common Shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of a Common Share subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13. Amendments and Termination.

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that (i) no amendment to Section 13(b) (to the extent required by the proviso in such Section 13(b)) shall be made without shareholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without shareholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR where the Fair Market Value of the Common Shares underlying such Option or SAR is less than its Exercise Price and replace it with a new Option or SAR, another Award or cash and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the shareholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Common Shares are listed or quoted.

14. General.

(a) Award Agreements. Each Award under the Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee.

(b) Non-Transferability.

(i) Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be

Annex F-15

assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement. (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Common Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award agreement.

(c) Tax Withholding and Deductions.

(i) A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to deduct and withhold, from any cash, Common Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Shares, other securities or other property) of any required taxes (up to the maximum statutory rate under applicable law as in effect from time to time as determined by the Committee) and deduction in respect of an Award, its grant, vesting or exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, determined on a case by case basis, permit a Participant to satisfy, in whole or in part, the foregoing tax and deduction liability by (A) the delivery of Common Shares (which are not subject to any pledge or other security interest and are Mature Shares, except as otherwise determined by the Committee) owned by the Participant having a fair market value equal to such liability or (B) having the Company withhold from the number of Common Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such liability.

Annex F-16

(d) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e) Addenda. The Committee may adopt such addenda to the Plan as it may consider necessary or appropriate for the purpose of granting Awards, which Awards may contain such terms and conditions as the Committee deems necessary or appropriate to accommodate differences in local law, tax policy or custom, which may deviate from the terms and conditions set forth in this Plan. The terms of any such addenda shall supersede the terms of the Plan to the extent necessary to accommodate such differences but shall not otherwise affect the terms of the Plan as in effect for any other purpose. With respect to Participants who reside or work outside of the United States of America, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

(g) Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h) No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Common Shares or other securities that are subject to Awards hereunder until such shares have been issued or delivered to that person.

Annex F-17

(i) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares or other securities pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares or other securities to be offered or sold under the Plan. The Committee shall have the authority to provide that all certificates for Common Shares or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Shares from the public markets, the Company’s issuance of Common Shares or other securities to the Participant, the Participant’s acquisition of Common Shares or other securities from the Company and/or the Participant’s sale of Common Shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award denominated in Common Shares in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Common Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Common Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(j) Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Non-Exclusivity of the Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

Annex F-18

(l) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(m) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself.

(n) Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o) Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state and federal courts seated in Delaware (and any appellate courts thereof) in any action or proceeding arising out of or relating to this Plan, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party hereby knowingly, voluntarily and intentionally irrevocably waives the right to a trial by jury in respect to any litigation, dispute, claim, legal action or other legal proceeding based hereon, or arising out of, under, or in connection with, this Plan.

(p) Severability. If any provision of the Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(q) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r) Code Section 409A.

(i) Notwithstanding any provision of this Plan to the contrary, all Awards made under this Plan are intended to be exempt from or, in the alternative, comply with Code Section 409A and the interpretive guidance

Annex F-19

thereunder, including the exceptions for stock rights and short-term deferrals. The Plan shall be construed and interpreted in accordance with such intent. Each payment under an Award shall be treated as a separate payment for purposes of Code Section 409A and, if an Award includes “dividend equivalents” within the meaning of Section 1.409A-3(e) of Code Section 409A, the Participant’s right to receive the dividend equivalents will be treated separately from the right to other amounts under the Award.

(ii) If a Participant is a “specified employee” (as such term is defined for purposes of Code Section 409A) at the time of his or her termination of service, no amount that is non-qualified deferred compensation subject to Code Section 409A and that becomes payable by reason of such termination of service shall be paid to the Participant (or in the event of the Participant’s death, the Participant’s representative or estate) before the earlier of (x) the first business day after the date that is six months following the date of the Participant’s termination of service, and (y) within thirty (30) days following the date of the Participant’s death (in each case, without interest). Any payments of non-qualified deferred compensation under any Award payable more than six months following the Participant’s termination of service will be paid at the time or times the payments are otherwise scheduled to be made. For purposes of Code Section 409A, a termination of service shall be deemed to occur only if it is a “separation from service” within the meaning of Code Section 409A, and references in the Plan and any Award agreement to “termination of service” or similar terms shall mean a “separation from service”, whether such “separation from service” occurs upon or after the Participant’s termination of service. If any Award is or becomes subject to Code Section 409A and if payment of such Award would be accelerated or otherwise triggered under a Change in Control, then the definition of Change in Control shall be deemed modified, only to the extent necessary to avoid the imposition of an excise tax under Code Section 409A, to mean a “change in control event” as such term is defined for purposes of Code Section 409A.

(iii) Any adjustments made pursuant to Section 12 to Awards that are subject to Code Section 409A shall be made in compliance with the requirements of Code Section 409A, and any adjustments made pursuant to Section 12 to Awards that are not subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Awards either (x) continue not to be subject to Code Section 409A or (y) comply with the requirements of Code Section 409A.

(s) Expenses; Gender; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(t) Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Shares or other securities under an Award, that the Participant execute lock-up, shareholder or other agreements, as it may determine in its sole and absolute discretion.

(u) Payments. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Common Shares or other securities under any Award made under the Plan.

(v) Erroneously Awarded Compensation. All Awards shall be subject (including on a retroactive basis) to (i) any clawback, forfeiture or similar incentive compensation recoupment policy established from time to time by the Company, including, without limitation, any such policy established to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and/or (iii) the rules and regulations of the applicable securities exchange or inter-dealer quotation system on which the Common Shares or other securities are listed or quoted, and such requirements shall be deemed incorporated by reference into all outstanding Award agreements.

[Signature page follows]

Annex F-20

IN WITNESS WHEREOF, this One Power Company 2024 Equity Incentive Plan has been duly approved and adopted by the Company and the shareholders as of the dates set forth below.

Adopted by consent of the Board:          , 202

Shareholder Approved:          , 202

ONE POWER COMPANY

By:

Title:

Date:

[Signature page to One Power Company 2024 Equity Incentive Plan]

Annex F-21

Annex G

APPRAISAL RIGHTS

Section 262 of the General Corporation Law of the State of Delaware

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with

Annex G-2

this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court

Annex G-3

shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s

Annex G-4

demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex G-5

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have entered into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit

2.1	Business Combination Agreement, dated as of August 14, 2023, by and among TortoiseEcofin Acquisition Corp. III, One Energy Enterprises Inc., and TRTL III Merger Sub Inc.(1)

2.2#	Business Combination Agreement, dated as of February 14, 2024, by and among TortoiseEcofin Acquisition Corp. III, One Energy Enterprises Inc., and TRTL III First Merger Sub Inc., OEE Merger Sub Inc. and TRTL Holding Corp. (attached as Annex A to the proxy statement/prospectus contained in this registration statement).(9)

2.3*	First Amendment to the Business Combination Agreement, dated as of May 13, 2024, by and among TortoiseEcofin Acquisition Corp. III, One Energy Enterprises Inc., and TRTL Holding Corp (attached as Annex A-1 to the proxy statement/prospectus contained in this registration statement).

3.1	Amended and Restated Memorandum and Articles of Association of TortoiseEcofin Acquisition Corp. III.(2)

3.2	Amendments to the Amended and Restated Memorandum and Articles of Association of TortoiseEcofin Acquisition Corp. III.(2)

3.3	Amendments to the Amended and Restated Memorandum and Articles of Association of TortoiseEcofin Acquisition Corp. III.(10)

3.4*	Form of Interim Charter, to become effective upon the Domestication (attached as Annex B to the proxy statement/prospectus contained in this registration statement).

3.5*	Form of Proposed Charter, to become effective upon the completion of the Business Combination (attached as Annex D to the proxy statement/prospectus contained in this registration statement).

Exhibit Number	Description of Exhibit

3.6*	Form of Proposed Bylaws, to be effective upon the Domestication (attached as Annex C to the proxy statement/prospectus contained in this registration statement).

4.1	Warrant Agreement, dated July 19, 2021, between TortoiseEcofin Acquisition Corp. III and Continental Stock Transfer & Trust Company, as warrant agent.(2)

4.2	Specimen Class A Ordinary Share Certificate.(3)

4.3	Specimen Unit Certificate.(3)

4.4	Specimen Warrant Certificate.(3)

5.1**	Opinion of Ellenoff Grossman & Schole LLP.

8.1*	Form of Federal Tax Opinion of Ellenoff Grossman & Schole LLP.

10.1	Form of Indemnification Agreement.(4)

10.2	Letter Agreement, dated July 19, 2021, between TortoiseEcofin Acquisition Corp. III and Continental Stock Transfer & Trust Company, as warrant agent.(2)

10.3	Investment Management Trust Agreement, dated July 19, 2021, between TortoiseEcofin Acquisition Corp. III and Continental Stock Transfer & Trust Company, as trustee.(2)

10.4	Registration Rights Agreement, dated July 19, 2021, among TortoiseEcofin Acquisition Corp. III, TortoiseEcofin Sponsor III LLC, TortoiseEcofin Borrower and the other parties named therein.(2)

10.5	Administrative Support Agreement, dated July 19, 2021, between TortoiseEcofin Acquisition Corp. III and Tortoise Capital Advisors, L.L.C.(2)

10.6	Private Placement Warrants Purchase Agreement, dated July 19, 2021, between TortoiseEcofin Acquisition Corp. III and TortoiseEcofin Borrower LLC.(2)

10.7	Promissory Note, dated February 1, 2023, issued to TortoiseEcofin Borrower LLC by TortoiseEcofin Acquisition Corp. III.(5)

10.8	Amendment No. 1 to the Investment Management Trust Agreement, dated June 13, 2023, by and between TortoiseEcofin Acquisition Corp. III and Continental Stock Transfer & Trust Company, as trustee.(11)

10.9*	Sponsor Letter Agreement, dated May 13, 2024, by and among TortoiseEcofin Acquisition Corp. III, One Energy Enterprises Inc., TortoiseEcofin Sponsor III LLC, TRTL Holding Corp., and certain other Class B holder thereto.

10.10*	Stockholder Support Agreement, dated May 13, 2024, by and among TortoiseEcofin Acquisition Corp. III, One Energy Enterprises Inc., TRTL Holding Corp. and certain Supporting Company Stockholders.

10.11*	Form of Registration Rights Agreement by and among TRTL Holding Corp., TortoiseEcofin Sponsor III LLC and certain One Energy stockholders.

10.12*	Form of Contingent Stock Rights Agreement, by and among TRTL Holding Corp., Jereme Kent and Continental Stock Transfer & Trust Company.

10.13	Promissory Note Issued to TortoiseEcofin Sponsor III LLC, dated October 20, 2023.(6)

10.14	Promissory Note Issued to Hennessy Capital Growth Partners Fund I SPV V, LLC, dated July 19, 2023.(7)

10.15	Form of December Loan and Transfer Agreement by and among TortoiseEcofin Acquisition Corp. III, TortoiseEcofin Sponsor III LLC, One Energy Enterprises Inc., and other parties.(8)

10.16	Form of February Loan and Transfer Agreement by and among TortoiseEcofin Acquisition Corp. III, TortoiseEcofin Sponsor III LLC, One Energy Enterprises Inc., and other parties.(9)

10.17	Form of April Loan and Transfer Agreement by and among TortoiseEcofin Acquisition Corp. III, TortoiseEcofin Sponsor III LLC, One Energy Enterprises Inc., and other parties.(12)

Exhibit Number	Description of Exhibit

10.18	Form of April Subscription Agreement by and among TortoiseEcofin Acquisition Corp. III, TortoiseEcofin Sponsor III LLC, One Energy Enterprises Inc. and April Subscription Investor. (12)

10.19*	Form of Lock-up Agreement by and between TRTL Holding Corp. and certain Lock-Up Party thereto and Form of Joinder to Lock-Up Agreement.

10.20*	One Power 2024 Equity Incentive Plan (attached as Annex F to the proxy statement/prospectus contained in this registration statement).

10.21*	Form of Renewable Energy Agreement – Wind for Industry

21.1*	List of Subsidiaries.

23.1*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of the TortoiseEcofin Acquisition Corp. III.

23.2*	Consent of Deloitte & Touche, independent registered public accounting firm of One Energy Enterprises, Inc.

23.3*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1).

24.1*	Power of Attorney (contained on the signature page to this registration statement).

99.1**	Preliminary Proxy Card.

99.2*	Consent of Jereme Kent to be named as a Director.

99.3*	Consent of Thomas D. Hennessy to be named as a Director.

99.4*	Consent of Thomas Lause to be named as a Director.

99.5*	Consent of Tom Spang to be named as a Director.

99.6*	Consent of Donald C. Templin to be named as a Director.

99.7*	Consent of Jon B. Wellingholff to be named as a Director.

99.8**	Consent of [ ] to be named as a Director.

99.9*	Fairness Opinion of Houlihan Capital (attached as Annex E to the proxy statement/prospectus contained in this registration statement).

101.INS	Inline XBRL Instance Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

107*	Filing Fee Table.

(1)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Current Report on Form 8-K filed on August 18, 2023.
(2)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Current Report on Form 8-K filed on July 22, 2021.
(3)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Registration Statement on Form S-1 filed on May 4, 2021.
(4)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Registration Statement on Form S-1 filed on February 26, 2021.

(5)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Current Report on Form 8-K filed on February 1, 2023.
(6)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Current Report on Form 8-K

filed on October 23, 2023.

(7)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Current Report on Form 8-K filed on July 21, 2023.
(8)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Current Report on Form 8-K filed on December 14, 2023.
(9)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Current Report on Form 8-K filed on February 21, 2024.
(10)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Current Report on Form 8-K filed on April 26, 2024.
(11)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Current Report on Form 8-K filed on June 13, 2023
(12)	Incorporated herein by reference to TortoiseEcofin Acquisition Corp. III’s Current Report on Form 8-K filed on April 26, 2024
#

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Filed herewith.
**	To be filed by amendment.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 13th day of May, 2024.

TRTL Holding Corp.

By:	/s/ Stephen Pang
Name:	Stephen Pang
Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Stephen Pang and Vincent T. Cubbage, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated.

Name	Position	Date

/s/ Stephen Pang	President and Chief Executive Officer (Principal Executive Officer)	May 13, 2024

/s/ Vincent T. Cubbage	Chief Financial Officer and Director (Principal Accounting and Financial Officer)	May 13, 2024